Form 20-F
period 2014-03-31
iKang Healthcare Group, Inc.
filed 2014-07-25
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from          to

Commission file number: 001- 36403

iKang Healthcare Group, Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

B-6F Shimao Tower, 92A Jianguo Road Chaoyang District Beijing 100022 People’s Republic of China
(Address of principal executive offices)

Yang Chen, Chief Financial Officer

Telephone: +86 10 5320 6080

Email: luke.chen@ikang.com

Facsimile: +86 10 5320 6689

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (each representing 1/2 Class A common shares, par value US$0.01 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Class A common shares, par value US$0.01 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares. Currently, two ADSs represent one Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant completed the initial public offering of its Class A common share on April 14, 2014. Accordingly, there was no public market for the registrant’s common shares as of March 31, 2014. As of July 24, 2014, there were 31,936,439 Class A common shares outstanding and 805,100 Class C common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•      “ADSs” refers to our American depositary shares, each of which represents Class A common shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•      “China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•      “fiscal 2010,” “fiscal 2011,” “fiscal 2012” and “fiscal 2013” means the 12-month periods ended March 31, 2011, 2012, 2013 and 2014, respectively; references to years not specified as being fiscal years are calendar years;

•      “RMB” or “Renminbi” refers to the legal currency of China. “US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

•      “tier-1 cities” or “first tier cities” refer to Beijing, Shanghai, Guangzhou and Shenzhen; “tier-2 cities” or “second tier cities” refer to all provincial capitals and municipalities, except for the first tier cities; and “third tier cities” refer to other municipal cities except for tier-1 cities and tier-2 cities in China; and

•      “we,” “us,” “our company,” and “our” refer to iKang Healthcare Group, Inc., a Cayman Islands company, predecessor entities, subsidiaries and affiliated entities.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•      our anticipated growth strategies, including our plan to pursue selective acquisitions or strategic alliances;

•      our future business development, results of operations and financial condition;

•      our ability to maintain and strengthen our position as the leading preventive healthcare service company in China;

•      expected changes in our revenues and certain cost or expense items;

•      competition from other preventive healthcare service providers and our ability to expand our customer base;

•      our ability to expand and diversify our revenue source;

•      trends and competition in the healthcare industry in China;

•      the PRC government policies relating to the preventive healthcare service providers; and

•      general economic and business conditions in China and other countries or regions in which we operate.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Item 3.D. Risk Factors” section of Item 3 and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of operations data for the three years ended March 31, 2012, 2013 and 2014 and the consolidated balance sheets data as of March 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended March 31, 2011 and the selected consolidated balance sheets data as of March 31, 2012 have been derived from our audited consolidated financial statements that were included in the final prospectus for our initial public offering filed on April 9, 2014 but are not included in this annual report. We have not included financial information for the year ended March 31, 2010 or consolidated balance sheet data as of March 31, 2011 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended March 31, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended March 31,
	2011	2012	2013	2014
	US$	US$	US$	US$
	(in thousands, except per share data)
Net revenues	68,231	93,713	133,871	202,304
Cost of revenues	39,795	49,506	71,079	106,405
Gross profit	28,436	44,207	62,792	95,899
Operating expenses:
Selling and marketing	9,970	14,005	18,486	28,879
General and administrative	11,172	14,756	23,447	32,053
Research and development	733	748	1,270	1,603
Impairment of goodwill	70	—	—	—
Write-off of leasehold improvement	486	309	—	—
Total operating expenses	22,431	29,818	43,203	62,535
Income from operations	6,005	14,389	19,589	33,364
Gain from forward contracts	—	—	—	57
Interest expense	—	(159)	(1,106)	(1,331)
Interest income	62	101	100	93
Income before provision for income taxes and loss from equity method investment	6,067	14,331	18,583	32,183
Income tax expenses	1,952	3,939	6,134	10,101
Income before loss from equity method investment	4,115	10,392	12,449	22,082
Loss from equity method investment	—	—	—	156
Net income	4,115	10,392	12,449	21,926
Less: Net income attributable to non-controlling interest	541	690	338	319
Net income attributable to iKang Healthcare Group, Inc.	3,574	9,702	12,111	21,607
Deemed dividend to preferred shareholders	—	2,312	84,306	20,436
Undistributed earnings allocated to preferred shareholders	2,770	2,770	2,818	7,310
Net income (loss) attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	804	4,620	(75,013)	(6,139)
Net income (loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	0.04	0.22	(11.22)	(0.97)
Diluted	0.04	0.21	(11.22)	(0.97)
Net income (loss) per ADS attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	0.02	0.11	(5.61)	(0.48)
Diluted	0.02	0.10	(5.61)	(0.48)

Summary Consolidated Balance Sheet Data:

	As of March 31,
	2011	2012	2013	2014
	US$	US$	US$	US$
	(in thousands)
Total current assets	31,887	37,299	104,478	110,830
Total assets	69,244	87,316	165,361	250,226
Total current liabilities	33,041	42,095	73,924	103,442
Total liabilities	33,468	54,056	74,548	108,848
Convertible redeemable preferred shares	82,452	84,764	213,978	264,517
Total iKang Healthcare Group, Inc. Shareholders’ deficit	(48,245)	(52,212)	(124,195)	(126,957)
Non-controlling interests	1,569	708	1,030	3,818
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	69,244	87,316	165,361	250,226

	For the Year Ended March 31,
	2011	2012	2013	2014
	US$	US$	US$	US$
	(in thousands)
Net cash generated from operating activities	10,794	14,005	16,314	34,303
Net cash used in investing activities	(5,298)	(15,706)	(16,058)	(96,714)
Net cash (used in)/provided by financing activities	(277)	(1,161)	50,824	29,342
Effect of exchange rate changes	472	595	199	136
Net (decrease) increase in cash and cash equivalents	5,691	(2,267)	51,279	(32,933)
Cash and cash equivalents at the beginning of year (period)	8,451	14,142	11,875	63,154
Cash and cash equivalents at the end of year (period)	14,142	11,875	63,154	30,221

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 18, 2014, the daily exchange rate reported by the Federal Reserve Board was RMB6.2075 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
	Period End	Average(1)	High	Low
Period	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7600	6.8330	6.6000
2011	6.2939	6.4374	6.6364	6.2939
2012	6.2303	6.3085	6.3789	6.2221
2013	6.0537	6.1478	6.0537	6.2438
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April	6.2591	6.2246	6.2591	6.1966
May	6.2471	6.2380	6.2255	6.2591
June	6.2036	6.2306	6.2548	6.2036
July (through July 18)	6.2075	6.2045	6.2115	6.1994

Source: H.10 statistical release of the U.S. Federal Reserve Board

(1)         Annual averages were calculated using the average of the exchange rates on the average of daily rates during the relevant period. Monthly averages were calculated using the average of the daily rates during the relevant month.

B.                CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                RISK FACTORS

Risks Related to Our Business

We rely on corporate customers for a significant portion of our net revenues. A reduction in demand from these corporate accounts could materially and adversely affect our business, financial condition, results of operations and prospects.

We derive a significant portion of our net revenues from our services to corporate accounts, which accounted for  84.4%, 83.2% and 86.0% of our net revenues in fiscal 2011, 2012 and 2013, respectively. Revenues from our top ten corporate customers accounted for 15%, 19% and 18% of our net revenues in fiscal 2011, 2012 and 2013, respectively. Our dependence on these corporate customers increases their bargaining power and the need for us to maintain good relationships with them. If any corporate customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, employees covered under such corporate accounts may opt for or be forced to use other service providers. Our dependence on these corporate accounts also exposes us to risks associated with the internal management, financial condition and creditworthiness of our corporate customers. To the extent that these corporate customers significantly reduce their demand for our services, switch to other preventive healthcare services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to corporate customers. Any consolidation, restructuring, reorganization or other ownership change in these corporate customers may also have a material adverse effect on our business, financial condition, results of operations and prospects.

We generally enter into corporate service agreements with our corporate customers for a term of one year. We may not be able to renew such agreements on terms that are favorable to us, or at all. In addition, one or more of these major corporate customers may breach their agreements or fail to comply with their obligations thereunder. As a result of the foregoing, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to manage our growth and our growth strategies effectively, our business, financial condition, results of operations and prospects may suffer.

We have experienced rapid revenue growth since the commencement of our operations. Our net revenues grew by 42.9% from US$93.7 million in fiscal 2011 to US$133.9 million in fiscal 2012 and by 51.1% to US$202.3 million in fiscal 2013. The number of our corporate customers increased approximately, in each case, from 7,100 to 11,200 and 17,200, and the number of our individual customers increased approximately, in each case, from 138,000 to 206,000 and 283,000, respectively, from fiscal 2011 to fiscal 2012 and fiscal 2013. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain our corporate customers, decreased customer spending, increased competition, slowing growth of the overall preventive healthcare services market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our customer base continues to increase, the growth rate of our customer base may decline over time. We may also lose customers for other reasons, such as failure to deliver satisfactory medical examination services. If our growth rates decline, investors’ perception of our business and business prospects may be adversely affected.

We intend to further strengthen our leading position in the private healthcare services market in China and achieve future growth. We plan to achieve our goal by implementing strategies such as expanding the breadth and depth of our service platform, expanding our nationwide network coverage, including through selected acquisitions and cooperative relationships with various third party service providers, and further growing our customer base. There is no assurance that our growth strategies will be successful. In addition, to manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our partners, suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not realize the anticipated benefits of our past and potential future investments or acquisitions or be able to recruit or integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations.

We have grown our business largely through construction of new centers or acquisitions of existing medical centers, and we will continue to construct new centers at strategic locations and target existing medical centers for our strategic acquisitions. Any existing and future investments in new centers and acquisitions may expose us to potential risks, including, among other things:

•                  unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;

•                  distraction of management’s attention from normal operations during the acquisition and integration process;

•                  diversion of resources from our existing businesses;

•                  difficulties in recruiting employees for newly constructed centers or retaining key employees of the acquired business;

•                  failure to realize synergies expected from acquisitions or business partnerships;

•                  unexpected delays in completing any such constructions or acquisitions;

•                  the availability, terms and costs of any financing required to fund constructions or acquisitions or complete expansion plans;

•                  the costs of and difficulties in integrating acquired businesses, managing a larger and growing business and operating in new markets and geographic regions; and

•                  acquired business’ failure to perform as expected and resulting impairment costs.

We may also fail to identify or secure suitable investment or acquisition opportunities, or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities demands substantial management time and resources, and negotiating and financing such investments or acquisitions involves significant costs and uncertainties. If we fail to successfully source, execute and integrate investments or acquisitions, our overall growth could be impaired, and our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, we may incur losses at the beginning of a new center’s operations when the utilization rate is relatively low due to smaller number of visits while costs and operating expenses are relatively fixed in nature.

Our expansion into the high-end preventive healthcare services market, including the significant capital expenditures involved, may present increased risks.

We plan to expand our service offerings to include high-end preventive healthcare services where we have little or no operating experience. Under our newly established high-end brand, iKang Evergreen, our medical centers will be located at prime sites at the business districts in the first-tier and second-tier cities of China and will provide to our customers a more spacious and comfortable environment. At such high-end medical centers, we plan to purchase advanced medical equipment to offer screening services including MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. We also plan to arrange for international experts from world-renowned institutions and teaching hospitals to pay regular visits to our iKang Evergreen centers and provide second opinions and U.S. doctor referral services.

Therefore, we expect to incur significant costs and expenses such as the rental and purchase amount of the medical equipment and personnel cost before such high-end medical centers begin to generate revenue. In addition, the high-end preventive healthcare services market has different competitive landscape, consumer preference and discretionary spending patterns from our existing market. Consumers in this market may not be familiar with our brand and we may need to build brand awareness in this market through greater investments in advertising and promotional activities than we originally planned. Sales at such high-end medical centers may take longer than expected to ramp up and reach expected sales and profit levels, thereby affecting our overall profitability.

We could be liable and suffer reputational harm if a third-party service provider provides inferior service or harms a customer, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our nationwide network is strengthened by approximately 300 third-party service providers who provide services to our customers under cooperative arrangements with us. We require and expect these third-party service providers to possess the licenses and qualifications that are required for their operations and to adhere to certain performance standards both in terms of customer service and the quality of the medical care that they provide. We generally do not have control over the quality of service or medical care that these third-parties provide. They may not at all times possess the permits or qualifications required by laws and regulations or may fail to meet other regulatory requirements for their operations. In addition, they may engage in conduct which our customers find unacceptable, including providing poor service, mishandling sensitive personal healthcare information and committing medical malpractice. We could be exposed to reputational harm and possible liability as a result of our having serviced a customer through a third-party service provider that performs unsatisfactorily, which may result in a materially adverse effect on our business, financial condition, results of operations and prospects.

We operate in a competitive environment and competing facilities and services could harm our business, financial condition, results of operations and prospects.

There are numerous hospitals and private clinics providing medical examination services and, at the high end of the market, many Chinese hospitals have VIP wards that cater to affluent customers. We face significant competition from two main types of competitors: the medical examination departments of major public hospitals and private medical examination companies. The private preventive healthcare market is further segmented into large franchise companies, regional providers and numerous local independent medical examination centers located in nearly every city in China. We compete primarily on the basis of price, quality of service, convenience, location, brand recognition, reputation and the provision of customized services. We do not have the same level of brand recognition as some of the medical examination centers of large public hospitals, and in some regional markets our brand is not as established and our geographical coverage is not as extensive as that of our private competitors. Furthermore, we lack the equipment necessary for certain highly technical medical tests. Many competing hospitals that are government-owned are exempt from income taxes on their medical income, which provides them with a significant competitive advantage over us. Competing hospitals, clinics or other facilities may commence new operations or expand existing operations, which would increase their competitive position and potentially erode our business, financial condition, results of operations and prospects.

Our business depends significantly on the strength of our brand and reputation. Failure to develop, maintain and enhance our brand and reputation or any negative publicity and allegations in the media against us may materially and adversely affect the level of market recognition of, and trust in, our services, which could result in a material adverse impact on our business, financial condition, results of operations and prospects.

Our brand and reputation are critical to our success in China’s rapidly expanding healthcare management market. We believe that our “iKang” brand, the Chinese characters of which mean “love” and “health”, is increasingly recognized among health-conscious consumers, especially in Beijing, Shanghai and Guangzhou, for our service quality, online and telephonic accessibility, comfortable environment and reliable service. Our strong brand has helped us to establish our company as a leading, technologically advanced, health management company in China. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as: •  our ability to maintain a convenient, standardized and reliable customer experience as customer preferences evolve and as we expand our service categories and develop new business lines;

•                  our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

•                  our ability to adopt new technologies or adapt our websites and systems to user requirements or emerging industry standards in order to maintain our customer experience; and

•                  our ability to effectively control the quality of our third-party service providers, and to monitor the service performance of such third-party service providers as we continue to expand our nationwide network.

Our brand and reputation could be harmed if, for example, our services fail to meet the expectation of corporate customers and their employees or clients. Our brand promotion efforts may be expensive and may fail to effectively promote our brand or generate additional sales. Our failure to develop, maintain and enhance our brand and reputation may materially and adversely affect the level of market recognition of, and trust in, our services, which could result in decreased sales and potential loss of customers leading to a material adverse effect on our results of operations and cash flows.

We may also face challenges from others seeking to profit from or defame our brand. For example, we have pursued litigation against the owner of several similar “copycat” domain names who defamed our services on the Internet. In addition, any negative review, comment or allegation about our company, self-owned medical centers or services by the media or on social networks such as Weibo or other public online forum may harm our brand, public image and reputation. Negative publicity in relation to our services, regardless of its veracity, could seriously harm our brand, public image and reputation which in turn may result in a loss of customers and business partners and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.

The practicing activities of doctors and nurses are strictly regulated under the PRC laws and regulations. Doctors and nurses who practice at medical institutions must hold practicing licenses and may only practice within the scope and at the specific medical institutions for which their practicing licenses are registered.

In practice, it usually takes four to nine weeks for doctors and nurses to transfer their practicing licenses from one medical institution to another or to add another medical institution to their permitted practicing institutions. Some of our recently hired doctors have submitted applications to transfer their practicing licenses from their previous employers to our medical centers but have not finished the process. We cannot assure you that these doctors will complete the transfer of their practicing licenses or the government procedures timely, or at all. Our failure to properly manage the employment of our doctors and nurses may subject us to administrative penalties including fines, loss of licenses, or, in the worst case scenario, an order to cease practice against our medical centers, which could materially and adversely affect our business.

Our failure to make sufficient statutory social welfare payments for our employees could materially and adversely affect our business, financial condition, results of operations and prospects.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions. We have not paid in full certain required insurance premiums and contribution for our employees in the past. Currently, in several medical centers, we may not be in full compliance with relevant requirements. Some of our subsidiaries have received requests from local social insurance regulatory authorities to make payments for insufficient social insurance contributions for some of their employees and we have made such payments in full upon such requests. The amount of outstanding payments relating to social insurance was approximately US$2.4 million as of March 31, 2014. While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties. According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments, plus a late fee charge of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities. If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premia described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any underreported obligation of the employer. An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.

We recorded goodwill impairment charges to earnings and may need to record impairment in the future, which would materially and adversely affect our business, financial condition, results of operations and prospects.

As part of our business growth strategy, we have acquired and will in the future acquire or invest in medical centers from third parties. We record goodwill on our balance sheet in connection with such acquisitions and investments. U.S. GAAP requires us to review our goodwill for impairment annually or changes in circumstances indicate that the carrying value may not be recoverable, including a slowdown in the health management industry. If the carrying value of our goodwill is determined to be impaired, U.S. GAAP requires us to write down the carrying value or to record charges to earnings in our financial statements during the period in which our goodwill is determined to be impaired, which would materially and adversely affect business, financial condition, results of operations and prospects. We recorded impairment of goodwill of US$70,000 in fiscal 2010 and did not record any impairment of goodwill in fiscal 2011, 2012 and 2013.

The amount and age of our accounts receivable have increased in recent periods, and our results of operations may be adversely affected by increases in reserves for uncollectible accounts receivable.

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from US$18.4 million as of March 31, 2012 to US$30.2 million as of March 31, 2013, and to US$37.6 million as of March 31, 2014 representing 49.3%, 28.9% and 33.9% of total current assets and 21.1%, 18.3% and 15.0% of total assets as of March 31, 2012, 2013 and 2014, respectively. Moreover, accounts receivable (net of allowance for doubtful accounts) aged over six months have increased from US$4.1 million, or 22.4% of total accounts receivable, as of March 31, 2012 to US$9.2 million, or 30.4% of total accounts receivable, as of March 31, 2013, and to US$13.4 million, or 35.7% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2014. We have established a reserve for the portion of such accounts receivable that we estimate will not be collected on a timely basis. The specific reserve is based on historical trends and current relationships with the our customers. Changes in the amount and age of our accounts receivable can result from a number of factors, including rapid growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial health of the customers. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect our financial results.

We may be subject to potential tax liabilities in connection with our acquisition of medical centers from certain third-party individuals, which could have a material adverse effect on our financial condition and results of operations.

We acquired several medical centers from a few PRC individual shareholders from December 2007. Under the relevant PRC individual income tax laws and regulations, the individual sellers are liable to pay individual income tax at the rate of 20% of the capital gain recognized by these individual sellers from such transactions and we were obligated to withhold individual income tax for such individual sellers. We did not withhold individual income taxes for the individual sellers in an acquisition in 2007. The individual sellers are obligated to pay their respective income taxes under the acquisition agreements. We are not certain whether the individual sellers in such an acquisition have fulfilled their respective income tax obligations in connection with such a transaction. If they failed to meet their income tax obligations, the relevant PRC tax authorities may collect taxes from the sellers and may also impose penalties to us and require us to pay the taxes, penalties and interest. In another six acquisitions we made from 2008 to 2013, we did not withhold individual income taxes for the individual sellers, but entered into agreements that required the individual sellers to pay their respective income taxes or indemnify us against all potential tax liabilities arising out of their violation of the relevant tax obligations. However, we cannot assure you that we will be able to recover all losses, or at all, from such individual sellers. The aggregate amount of income taxes that we would have been required to withhold for the individual sellers in the seven acquisitions from 2007 to 2013 was approximately US$450,000. To the extent the tax authorities require us to pay a substantial amount of income taxes for the individual sellers and penalties arising from our failure to withhold such individual income tax and we are unable to recover all of the losses, our liquidity, financial condition and results of operations could be materially and adversely affected.

Our business is heavily regulated. Failure to comply with applicable regulations and any changes in government policies or regulations could result in penalties, loss of licenses, additional compliance costs or other adverse consequences.

Our business is subject to governmental supervision and regulations by PRC regulatory authorities including the National Health and Family Planning Commission, or NHFPC, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, and other government authorities. These government authorities promulgate and enforce laws and regulations that cover many aspects of our business. See “Item 4.B. Business Overview - Government Regulations” for a discussion of the regulations applicable to us and our business. For example, each of our medical centers is required to obtain, among others, a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. We are in the process of applying for the radiation-related diagnosis and treatment licenses for one of our medical centers, and are undergoing annual inspections by local counterpart of the NHFPC of medical institution practicing licenses and radiation-related diagnosis and treatment licenses for certain of our medical centers. We may not be able to obtain such licenses or pass such annual inspections in a timely manner or at all. In addition, each of our medical centers is required to include in the scope specified in their medical institution practicing licenses the medical examination and the specific medical services they are currently providing. If we fail to obtain or maintain effective such licenses for the forgoing medical centers or any competent PRC regulatory authorities determine that we are operating the relevant businesses in an illegal manner, we may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties. Our medical institution practicing licenses may be revoked in severe situations.

We are also obligated under relevant PRC laws and regulations to verify that the suppliers of medical equipment, medicine, reagents and other medical consumables that we use in our operations possess the required licenses and qualifications at all times. We have established certain internal procedures to ensure our suppliers have obtained the relevant licenses and qualifications, but such procedures may not always be effective and sufficient. If PRC regulatory authorities determine that we have violated such requirements and obligations, we may be subject to legal sanctions including monetary fines, confiscation of illegal income and our medical institution practicing licenses may be revoked.

In addition, the PRC government may implement further healthcare and Internet-related legislative reforms. Depending on the priorities determined by the NHFPC, the MIIT and other governmental authorities, the continued development of the healthcare system, the development of the Internet and many other factors, future legislative and regulatory development and reforms may be highly diverse, including stringent infection control policies, introduction of health insurance policies, regulation of reimbursement rates for healthcare services, increased regulation of the distribution of pharmaceuticals, restrictions on online health information and the storage of personal medical information. Any policy changes that, for example, may cause our customers or third-party service providers, in particular those that are government-owned, to reconsider their relationships with us, may have an adverse effect on our business, financial condition, results of operations and prospects.

We have limited insurance coverage and thus any claims beyond our capability to pay in cash may result in our incurring substantial costs and a diversion of resources.

We do not maintain any business interruption or liability insurance, and we maintain only limited property insurance and medical malpractice insurance. Currently, we have property insurance coverage for most of our equipment worth above RMB1 million (US$161,010) and medical malpractice insurance for all the doctors at one medical center with coverage of approximately US$100,000 each year. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance.

We are subject to potential professional liability risks in the ordinary course of business including (i) for the actions of our employees and (ii) potentially for the actions of third-party service providers to whom we refer our customers. Because the number and incidence of legal actions alleging malpractice or related legal theories against doctors, hospitals and other healthcare providers in China is significantly lower, and the amount of damages awarded by PRC judicial authorities is also lower, in both cases as compared to those in the United States, we do not maintain any medical malpractice insurance and general liability insurance coverage. However, the threat of such claims is increasing as people become more accustomed to using the court system in China to obtain redress for health-related grievances. We also have limited insurance for our medical equipment.

In the event of (i) a lawsuit or regulatory action against us alleging business liability or malpractice or (ii) damage to or the loss of medical equipment, we may be responsible for any losses and the costs of claims beyond our insurance coverage. In the event of an interruption of our business, we would be fully responsible for any losses and the costs of claims. Paying for such losses or claims could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

We rely on our major suppliers to provide materials and equipment for our preventive healthcare services.

We rely to a large degree on our major suppliers for materials and equipment for our preventive healthcare services. There can be no assurance that we will be able to maintain our relationships with our major suppliers. If the business relationship between our company and our major suppliers were to deteriorate or if any of those suppliers were to terminate its business relationship with our company, our business and results of operations may be adversely affected. In addition, under certain agreements we have entered into with some of our suppliers of reagent, in exchange for use of certain medical equipment for free or, in order to enjoy price discounts, we agreed to purchase exclusively from such suppliers and the purchase amount needs to reach a minimum level. Such arrangements may limit our ability to access more favorable terms offered by other suppliers.

Expansion of our healthcare services could be affected by the expansion of government-sponsored social medical insurance available to the Chinese population that is not available now.

Most government-sponsored social medical insurance in China does not cover medical examinations. In certain locations where government-sponsored social medical insurance covers medical examinations, we have become a qualified institution under such insurance coverage. Currently, most of our corporate customers pay for medical examinations for their employees, and individual customers pay directly for medical examinations. If government-sponsored social medical insurance is further expanded to cover medical examinations in more geographical locations, and we do not become a qualified institution for such coverage, certain of our corporate customers may discontinue or terminate their relationship with us, and certain individual customers may opt to use other medical institutions covered by such medical insurance rather than pay for our services. As a result, the expansion of government-sponsored social medical insurance could materially and adversely affect our business, financial condition and results of operations.

Property leasing costs associated with our healthcare services are a significant part of our cost of revenues and any significant changes in property leasing market could have a material and adverse impact on our business, financial condition and results of operations.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. We currently lease all of the facilities in which we operate our self-owned medical centers, and the leasing costs associated with our healthcare services have historically accounted for a significant portion of our cost of revenues. In fiscal 2011, 2012 and 2013, the leasing costs comprised 17.3%, 18.2% and 19.8% of our cost of revenues, respectively. Although we expect our leasing costs as a percentage of net revenues to decrease over time, we expect our leasing costs to increase on an absolute basis as we expand the number of medical centers that we operate and as landlords increase rental rates. As of March 31, 2014, the leases on our 45 self-owned medical centers have various expiration dates ranging from 2014 to 2025. As these leases approach expiration, we may not be able to renew them on terms favorable to us, or at all. Landlords may also terminate leases prior to the expiration date upon the payment of a penalty which, in our judgment, makes it unlikely for the landlords to terminate these leases early. If we cannot successfully offset our increased leasing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected.

Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.

As the operations of our business generate waste water, hazardous substances and other industrial wastes, we must comply with all applicable national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment and occupational diseases hazard assessment procedures and pass certain inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations. In addition, each of our medical centers is required to comply with the safety and health laws and regulations in China. For example, each of our medical centers must obtain a radiation safety permit from the relevant local counterpart of the Ministry of Environmental Protection in order to operate any medical equipment that contains radioactive materials or emits radiation. We have not completed certain environmental and occupational disease related assessment or approval procedures for some of our facilities, some of our facilities have not obtained or timely updated the required waste discharge permits and radiation safety permits. We are taking remedial measures necessary to obtain the requisite approvals and permits and follow the requisite requirements. However, we may not be able to obtain such approvals and permits or follow the requisite requirements in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental, health and safety laws and regulations, we may be required to pay fines or damages to third parties or we may be ordered to suspend or cease our operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use. Extended downtime of our medical equipment could result in lost revenues, dissatisfaction on the part of customers and damage to our reputation. Any injury caused by our medical equipment in our medical centers due to equipment defects, improper maintenance or improper operation could subject us to liability claims. Regardless of their merit or eventual outcome, such liability claims could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations.

We primarily rely on equipment manufacturers or third-party service providers to maintain and repair the complex medical equipment used in our medical centers. If any of these manufacturers or third-party service providers fails to perform its contractual obligations to provide such services, or refuses to renew these service agreements on terms acceptable to us, or at all, we may not be able to find a suitable alternative service provider or establish our own maintenance and repair team in a timely manner. Similarly, any failure of or significant quality deterioration in such service providers’ services could materially and adversely affect customer experience. We also rely on both equipment manufacturers and our own internal expertise to provide technical training to our staff on the proper operation of such equipment. If such medical technicians are not properly and adequately trained, or if they make errors in the operation of the complex medical equipment even if they are properly trained, they may misuse or ineffectively use the complex medical equipment in our medical centers. Such failure could result in unsatisfactory medical examination results, diagnosis, treatment outcomes, patient injury or possibly death, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We may be involved in legal and other disputes from time to time arising out of false positive or false negative checkup results or misdiagnosis and our reputation and results of operations may be harmed.

We may from time to time receive complaints from or be involved in disputes with our customers with regard to false positive or false negative checkup results or misdiagnosis. The occurrence of false positive or false negative checkup results or misdiagnosis is a unique risk of medical examination service industry caused by the uncertainty during the medical examination service process. In addition, with the rapid growth we have experienced in recent years, our operations are under pressure and the checkup result reports provided to our customers may not completely reflect the health condition of our customers which could be caused by various factors such as negligence of the medical personnel, failure of medical equipment, inaccurate results of medical tests conducted by outsourced laboratories, individual customer difference and disease complication. These complaint and disputes may lead to legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities.

We depend on information technology systems to operate and manage our business. If our information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to, among other things, schedule and manage the provision of services to our customers, effectively manage accounting and financial functions and monitor our internal cost factors. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely impacted. Our information systems and applications require continuous maintenance, upgrading and enhancement to meet operational needs. Moreover, the proposed expansion of facilities and acquisition of new centers requires transitions to or from, and the integration of, various information systems. Upgrades, expansions of capabilities, and other potential system-wide improvements in information systems may require large capital expenditures. If we experience difficulties with the transition to or from information systems or are unable to properly implement, finance, maintain or expand our systems, we could suffer, among other things, from operational disruptions and a reduction in customer satisfaction, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The proper functioning of our website and network infrastructure is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our website and network infrastructure will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our website and our network infrastructure are critical to our success as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions caused by our servers, telecommunications failures, computer viruses, hacking or other attempts to harm our systems may result in the unavailability or slowdown of our website, or the information systems of one of our third-party service providers, and may reduce our ability to schedule appointments and result in customers being unable to access their health records. Furthermore, because our servers are located primarily in Beijing, users outside Beijing may experience bandwidth-related slowdowns for various reasons beyond our control. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control such as power outages, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

We rely on the Internet infrastructure and fixed line and mobile telecommunication networks in China to provide the data communication capacity necessary for our business. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In the event of any infrastructure disruption or failure or other problems with the Internet infrastructure or the telecommunication networks in China, the quality and stability of our websites and our platform may be affected, which could damage our reputation, diminish the attractiveness of our services and have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to protect confidential information of our customers and their employees or clients and our online system against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations.

A significant challenge to our online and telephonic health management system is the secure transmission of confidential information over public Internet and telecommunication networks. Currently, we rely on third-party service providers to provide the bandwidth for our online and telephonic health management consulting system and to provide online payment services. Through our online and telephonic system, our customers can schedule and purchase healthcare-related services offered by our own medical facilities and third-party hospitals, and they can view their medical reports online. We hold certain private information about our customers, such as their medical examination and disease screening test results, names, addresses, gender, phone numbers and purchasing records. Customer information is stored on servers owned and maintained by us but located in a third-party Internet data center. Payments for our online sales are made through our own websites and third-party online payment services. Maintaining complete security for the transmission of confidential information when a customer views personal medical information online or buys a prepaid service card from us is essential to maintaining user confidence. We have limited influence over the security measures of the third party service providers that we use and the security of the Internet in general. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. In addition, the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online businesses generally, which in turn may reduce our customers’ confidence and materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

We could be exposed to risk for our dealing with medical data.

Our self-owned medical centers collect and maintain medical data from medical examination and disease screening test results in order to make such data available to the respective individuals who take such examinations or tests at our medical centers. PRC laws and regulations generally require medical institutions to protect the privacy of their patients or customers and prohibit unauthorized disclosure of personal information. We have taken measures to maintain the confidentiality of our customers’ medical information, including encrypting such information in our information technology system so that it can not be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical information. However, these measures may not be always effective in protecting our customers’ medical information. In addition, although we do not make the customers’ medical information available to the public, we use such data on an aggregating basis after redacting personal identity for marketing purpose and to provide to our corporate customers to monitor the collective health conditions of their employees. Although we believe our current usage of customers’ medical information is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers’ medical information, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

The failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.

We lease premises in various cities as our offices and venues to carry out medical examination, disease screening, outpatient services and other health management businesses. These leases may not meet certain land and property-related legal requirements under PRC laws and regulations. For example, certain lessors have not been able to provide us with relevant building ownership certificates or other documents that evidence their legal right to lease our leased properties or fire protection approvals regarding certain of our leased properties. Some leased properties are used by us as offices or medical examination centers while they are under zoning restrictions to be used for educational purposes. In addition, we have not completed the lease registration for some of our premises as required by PRC housing administration authorities. We have not received any notification from PRC government authorities regarding our noncompliance with applicable land and property-related requirements. Except for Shanghai Wenzhong Clinic Co., Ltd., or Shanghai Wenzhong, which was unable to commence its operations as a result of residents’ objection to the use of the location it occupied and entered liquidation proceedings on October 22, 2013, we are not aware of any third parties that have attempted to interfere with our rights to use our leased premises arising from our non-compliance with such requirements. If any challenge from government authorities or third parties arises, we may be subject to fines, our leases may be invalidated and our rights under these leases may be materially and adversely affected. In addition, we may be forced to relocate any affected premises. All of these consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anticorruption laws could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Upon the completion of our initial public offering, we are subject to the FCPA which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. We are in the process of implementing policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. As we market and offer our services to increasing numbers of state-owned enterprises and governmental agencies in China, we will have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

Our extensive and increasing operations in the PRC may give rise to elevated compliance risks on anti-bribery. Although we have established an internal control system to ensure the compliance of our business operation with PRC anti-bribery laws, and we have requested our employees, agents and third party business partners to comply with applicable anti-bribery laws, these measures may not be always effective, or at all, to prevent the breach of anti-bribery laws. In recent years, commercial bribery has increasingly been identified as a key risk in doing business in the PRC, especially in the pharmaceutical and healthcare sector. If PRC regulatory authorities determine that our marketing or other activity violates the anti-bribery or anti-corruption laws, we may be penalized or ordered to cease such activity, which could have an adverse impact on our business.

We may not be able to develop and successfully market new services, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new value-added services that meet customer demand. Examples include additional disease screening offerings and advanced health management services to enable both executives and increasingly health-conscious individuals to manage all aspects of their health. Developing new services in a timely and cost-effective manner can be difficult, particularly because services can change with market preferences. Our understanding of the market and evolving customer preferences may not lead to new services that are commercially successful. We may also experience delays or be unsuccessful in any stage of service development, introduction or implementation. We may not be able to successfully market our new services or our end customers may not be receptive to our new services. Our competitors’ service development capabilities may be more effective than ours, and their new services may reach the market before ours. Our competitors may also be more effective or less expensive than us. The introduction of new or similar services by our competitors may result in price reductions on our services or reduced margins or loss of market share. Our new services may impact our gross margins depending on the level of market acceptance and pricing environment for each service. The success of any of our new services also depends on several other factors, including our ability to:

•                  optimize our staffing and procurement processes to predict and control costs;

•                  integrate new service offerings into our medical centers and referral services in a timely manner;

•                  minimize the time and costs required to obtain required regulatory clearances or approvals;

•                  anticipate and compete effectively with competitors, including pricing our services competitively; and

•                  increase end customer awareness and acceptance of our services.

If we are unable to develop new services in a timely manner to meet market demand, or if there is insufficient demand for our new services, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business and competitive position.

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property as critical to our competitiveness and success. We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. As of the date of the annual report, we have 44 registered trademarks. We own or possess the rights to 60 domain names that we use in connection with the operation of our business and have copyrighted 11 software programs that we developed ourselves for managing our operations. Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license. We have taken, and will continue to take, a variety of actions to combat infringement of our intellectual property. We filed a lawsuit in the Jiangsu Nantong Intermediate Court in 2009 against a third party who infringed our trade name by defaming our services on the Internet. On June 21, 2011, the Jiangsu Higher Court ordered the infringing party to stop its infringing activities and compensate our losses. In addition, in January 2009, we submitted an arbitration claim before the Domain Name Dispute Resolution Center of the China International Economic and Trade Arbitration Center against the owner of the similar copycat domain name that was used in the above-mentioned defamation activities, and such domain name was cancelled by arbitral award on March 24, 2009. However, our legal actions may not always be successful. In 2012, we filed an arbitration proceeding against a third party company who operates a website under the domain name of “www.aikang.com” and use as trade name the same Chinese characters as one of our PRC subsidiaries to provide medical knowledge, introduction of medical institutions and links to websites of medical examination centers. But our claim was dismissed by the arbitral tribunal, and the website “www.aikang.com” is still operated by such third-party company as of the date of the annual report. Infringement of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

Intellectual property rights historically have not been enforced in China as vigorously as in the United States, and intellectual property infringement is a serious risk for companies operating in China. Moreover, we have in the past, and may in the future, enforce our intellectual property rights through litigation, which could result in substantial costs, divert the efforts and resources of our management personnel and disrupt our business. The validity and scope of any claims relating to our intellectual property may involve complex legal and factual questions and analyses and, as a result, the outcome may be highly uncertain. In addition, there is no guarantee that we will be able to detect unauthorized use of our intellectual property and stop such use through litigation. Failure to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations as well as severely harm our competitive position.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us or our authors, may materially disrupt our business.

We may be exposed to intellectual property rights infringement or misappropriation claims by third parties when we develop and use our own technology, know-how and brand. We may also be subject to litigation involving claims of trademark infringement or violation of other intellectual property rights of third parties. Defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant brand or services. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to expend considerable time and resources sourcing alternative technologies, if any, or we may be forced to delay or suspend the sale of the relevant services or the promotion of the relevant brand. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our customers or potential customers deferring, reducing or canceling their purchase of our services. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of the ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we typically have lower revenues and may incur a net loss during the fourth quarter of a fiscal year primarily because our self-owned medical centers generally have lower numbers of customer visits and perform fewer medical examinations around the New Year and Chinese Lunar New Year holidays, which are typically in January or February of each year. Our relatively stronger performance in the third fiscal quarter has been largely due to the fact that many of our corporate customers arrange for their employees to conduct medical examinations in the third quarter of our fiscal year. On the other hand, certain types of our costs and expenses, including rental expenses, salaries and benefits for doctors and nurses and depreciation and amortization expenses, for each self-owned medical center are not significantly affected by seasonal factors as such costs and expenses are fixed. As a result, our profitability in the fourth quarter of a fiscal year is typically affected the most by a combination of the lowest number of customer visits and the increase in the fixed costs and expenses associated with opening new medical centers as we expand our network. In addition, our new medical centers developed through construction or acquisition generally involve a ramp-up period before they are able to reach expected sales and profit levels, thereby also affecting our overall profitability in the fourth quarter of a fiscal year. For example, the number of our self-owned medical centers increased from 26 as of March 31, 2012 to 36 as of March 31, 2013 and 45 as of March 31, 2014. Primarily due to the reasons discussed above, our net loss substantially increased from US$1.7 million for the three months ended March 31, 2012 to US$7.3 million for the three months ended March 31, 2013, which decreased 18.1% to US$6.0 million for the three months ended March 31, 2014. We expect such seasonal pattern of our results of operations to continue in the foreseeable future.

Other factors that may affect our financial results include, among others:

•                  our ability to attract and retain our corporate clients and to expand into and further penetrate new markets;

•                  changes in pricing policies by us or our competitors;

•                  the amount of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•                  the timing and market acceptance of new services introductions by us or our competitors; and

•                  changes in government policies or regulations, or their enforcement.

As a result, you should not rely on quarter-to-quarter or semi-annual-to-semi-annual comparisons of our results of operations as set forth in the annual report as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of the ADSs could decline and you could lose part or all of your investment.

If we grant employees share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our employees and advisors in 2004, 2005, 2006, 2007, 2010, 2012, 2013 and 2014. We are required to account for share based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of March 31, 2014, there were 1,888,698 options and warrants outstanding which entitle their holders to purchase a total of 1,888,698 Class A common shares. As a result, we incurred share-based compensation expense of US$216,000, US$2,273,000 and US$930,000 in fiscal 2011, 2012 and 2013, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Item 5.A. Operating Results— Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements for the years ended March 31, 2013 and 2014 included in the annual report for a more detailed presentation of accounting for our share-based compensation plans.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

Prior to our initial public offering in April 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the three years in the period ended March 31, 2013 included in our registration statement on Form F-1 filed in connection with our initial public offering, we identified one material weakness in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board Standard, or PCAOB. The material weakness identified related to lack of sufficient skilled resources with U.S. GAAP knowledge for the purpose of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations for accounting personnel. We have implemented and are continuing to implement a number of measures to address the material weakness identified. As of March 31, 2014, we determined that the above material weakness had been remediated. In preparing our consolidated financial statements as of and for the year ended March 31, 2014 included in this annual report, we identified certain significant deficiencies and control deficiencies in our internal control over financial reporting. We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2015. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2015. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we will elect to “opt out” of this provision and, as a result, we will comply with any new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If some investors find our ADSs less attractive because we may rely on these exemptions, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We depend on the continued service of our management team and other key employees, and our business, financial condition and results of operations will suffer greatly if we lose their services.

Our future success depends on the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Ligang Zhang, our founder, chairman and chief executive officer. We also rely on a number of key technology officers and staff for the development and operation of our business. In addition, as we expect to focus increasingly on the development of our business, we will need to continue attracting and retaining skilled and experienced medical personnel and sales and marketing staff for our business to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel. Consequently, our business could be severely disrupted, and our business, financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, customers and key professionals and staff. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Thus, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions.

Furthermore, since the demand and competition for talent is intense in our industry, particularly for qualified doctors and medical staff, and the availability of suitable and qualified candidates is limited, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We previously awarded to certain of our employees stock options, some of which have not yet vested. Such retention awards may cease to be effective to retain our current employees once the options vest. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against Dahua, the former BDO affiliate in China. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for a period of six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the commissioners of the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms. Once such an order was made, the accounting firms would have a right to appeal to the U.S. Federal courts, and the effect of the order might be further suspended pending the outcome of that appeal.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our Class A common shares from the Nasdaq or deregistration from the SEC, or both. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in China-based companies listed in the U.S. All these would adversely affect the market price of our ADSs and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.

We are a Cayman Islands company and as such we are classified as a foreign enterprise under PRC laws. Our PRC subsidiaries, ShanghaiMed iKang, Inc. (“Beijing iKang”), iKang Health Management (Zhejiang) Co., Ltd. (“Zhejiang iKang”) and Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”), are foreign invested enterprises. Various laws, regulations and rules in China restrict foreign ownership in, and restrict foreign invested enterprises from holding certain licenses required to operate healthcare and Internet-related businesses. Although some of the restrictions on foreign investment in healthcare businesses were lifted in December 2011, restrictions still exist in practice. See “Item 4.C. Organizational Structure” and “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Investment in Our Industry.” In light of these restrictions, we conduct our operations in China mainly through a series of contractual arrangements entered into (i) among Beijing iKang, our affiliated PRC entity, Shanghai iKang Guobin Holding Co., Ltd. (“iKang Holding”), and iKang Holding’s shareholders, (ii) among Zhejiang iKang, our affiliated PRC entity, Hangzhou iKang Guobin Clinic Co., Ltd. (“iKang Hangzhou Xixi”), and iKang Hangzhou Xixi’s shareholders, (iii) among Yuanhua WFOE, our affiliated PRC entity, Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”), and Yuanhua Information’s shareholders and (iv) among Beijing iKang, Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”), and Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong. iKang Holding, iKang Holding’s subsidiaries, iKang Hangzhou Xixi, Shanghai Yuanhua Clinic Co., Ltd., and Beijing Jiandatong hold the licenses that are essential to the operation of our business.

We do not have any equity interest in our affiliated PRC entities but through such contractual arrangements we exercise effective control over our affiliated PRC entities. For a description of such contractual arrangements, see “Item 4.C. Organizational Structure.” As a result, we are considered the primary beneficiary of our affiliated PRC entities and consolidate the results of operations of our affiliated PRC entities and their subsidiaries in our financial statements.

In the opinion of King & Wood Mallesons Lawyers, our PRC legal counsel, our current ownership structure, the ownership structure of our PRC subsidiaries and affiliated PRC entities and the contractual arrangements among our PRC subsidiaries, our affiliated PRC entities and their respective shareholders are not in violation of existing PRC laws, rules and regulations and each contract under the contractual arrangements is valid, binding and enforceable under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations; accordingly, PRC regulatory authorities may ultimately take a view that is contrary to the opinion of King & Wood Mallesons Lawyers.

In addition, PRC regulatory authorities may change their policies to further restrict foreign participation in healthcare and Internet-related businesses. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to that of our PRC legal counsel. If we, our PRC subsidiaries, our affiliated PRC entities or their respective subsidiaries are found to be in violation of any existing or future PRC laws, rules or regulations, we may not be able to consolidate the results of operations of our affiliated PRC entities and their subsidiaries. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking the business licenses or operating licenses of our PRC subsidiaries or affiliated PRC entities and their respective subsidiaries;

•                  discontinuing or restricting our operations in China, including shutting down our servers or blocking our websites or discontinuing or placing restrictions or onerous conditions on our operations;

•                  restricting our ability to collect revenues or confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities;

•                  requiring us to undergo a costly and disruptive restructuring such as forcing us to transfer our equity interests in our PRC subsidiaries to a domestic entity or invalidating the agreements that our PRC subsidiaries have entered into with our affiliated PRC entities and their respective shareholders;

•                  requiring us to establish a new enterprise, re-applying for required licenses or relocating our businesses, staff and assets;

•                  imposing additional conditions or requirements with which we may not be able to comply;

•                  restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China; and

•                  taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business and a loss of our economic benefits in the assets and operations of our affiliated PRC entities. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate these entities. These entities contribute substantially all of our consolidated net revenues.

We rely on contractual arrangements with our affiliated PRC entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If our affiliated PRC entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We conduct our business in China mainly through our affiliated PRC entities and their respective subsidiaries. The contractual arrangements with our affiliated PRC entities and their respective shareholders provide us with effective control over our affiliated PRC entities and their subsidiaries. Although we have been advised by our PRC legal counsel, King & Wood Mallesons Lawyers, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated PRC entities and their subsidiaries. For example, our affiliated PRC entities and their shareholders may breach their contractual arrangements with us by, among other things, failing to operate our healthcare businesses in an acceptable manner, by refusing to renew these contracts when their initial term expires, or by taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entities with direct ownership, we would be able to exercise our rights as shareholders, rather than our rights under the powers-of-attorney, to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if any of our affiliated PRC entities or its shareholders fails to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC laws, which may not be sufficient or effective. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be sufficient or effective. In addition, our contractual arrangements have different expiration dates based on their respective nature. See “ Item 4.C. — Organizational Structure.”

These contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures, which could be adjudicated as invalid by arbitral tribunals. The PRC regulatory environment presents inherent uncertainties. See “— Risks Related to Doing Business in China — Uncertainties presented by the PRC legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.” As a result, our rights under the contractual arrangements could not be honored and our ability to enforce these contracts under the contractual arrangements could be limited. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated PRC entities and their shareholders. As a result, our business and operations could be severely disrupted, which could damage our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

Shareholders of iKang Holding, Yuanhua Information or Beijing Jiandatong, our affiliated PRC entities, may have a potential conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

One of our affiliated PRC entities, iKang Holding, is jointly held by Mr. Ligang Zhang, chairman and chief executive officer of our company, and Mr. Boquan He, a director of our company. One of our affiliated PRC entities, Yuanhua Information, is jointly held by Mr. Lei Zhao and Mr. Haiqing Hu, persons designated by us. One of our affiliated PRC entities, Beijing Jiandatong, is jointly held by Mr. Haiqing Hu and Mr. Rui Ma, and Mr. Haiqing Hu is a person designated by us. Conflicts of interest between these individuals’ role as shareholders of our affiliated PRC entities and their fiduciary duties to our company or their personal interest may arise. In addition, Mr. Ligang Zhang is also a director and/or executive officer of certain subsidiaries of iKang Holding. The laws of China provide that a director or member of management owes a fiduciary duty to the company he serves. Mr. Ligang Zhang must therefore act in good faith and in the best interests of iKang Holding and its subsidiaries and must not use his respective positions for personal gain. These laws do not require him to consider our best interests when making decisions as a director or member of management of our affiliated PRC entities or their subsidiaries. In addition, the personal interest of the nominee shareholders of Yuanhua Information and Beijing Jiandatong is not necessarily aligned with us. Accordingly, conflict may arise between these individuals’ fiduciary duties as directors or officers of our affiliated entities and us.

When conflicts of interest arise, these individuals may not act in the best interests of our company and conflicts of interest may not be resolved in our favor. In addition, these individuals may breach or cause iKang Holding, Yuanhua Information or Beijing Jiandatong to breach or refuse to renew the existing contracts under the contractual arrangements that allow us to effectively control iKang Holding, Yuanhua Information or Beijing Jiandatong and their respective subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of iKang Holding, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.

The PRC Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related-party transactions that are inconsistent with arm’s-length principles. Beijing iKang, Zhejiang iKang and Yuanhua WFOE could face material adverse tax consequences if the PRC tax authorities determined that the contractual arrangements between them and our affiliated PRC entities were not entered into based on arm’s-length negotiations and therefore constitute a favorable transfer pricing arrangement. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determined that these contracts were not entered into on an arm’s-length basis, they could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entities tax expenses without reducing Beijing iKang, Zhejiang iKang or Yuanhua WFOE’s tax expenses, and could subject our affiliated PRC entities to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated net income may be adversely affected.

We may lose the ability to use and enjoy assets held by our PRC variable interest entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our PRC variable interest entities hold assets, such as medical equipments that are essential to the operation of our business. If any of these PRC variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such PRC variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political and social conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct substantially all our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are significantly dependent on the economic, political and social conditions in China. The PRC economy differs from the economies of developed countries in many aspects, including the degree of government involvement, level of development, growth rate, control over foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. Moreover, the continued economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has persisted in recent periods has led to labor strikes and employee discontent, which could result in materially higher compensation costs being paid to employees. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not materially reduce our revenues and profitability.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy and offer of preferential treatment to particular industries or companies. In particular, certain measures adopted by the PRC government, such as changes in statutory deposit reserve ratio and lending guidelines for commercial banks promulgated by the People’s Bank of China, or the PBOC, may restrict loans to certain industries. These current and future government actions could materially affect our liquidity as well as restrict our access to capital and ability to operate our business.

Although the Chinese economy has grown significantly in the past decade, that growth may not continue and any slow-down may have a negative effect on our business. Since 2012, the growth of the Chinese economy has slowed. The overall Chinese economy affects our profitability and any slowdown in the economic growth of China could lead to reduced consumable income of our customers and reduced demand for our services, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Uncertainties presented by the PRC legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China are subject to applicable PRC laws, rules and regulations. The PRC legal system is largely a civil law legal system based on written statutes. Unlike the common law system, court decisions in China may be cited for reference but have limited precedential value. Although the overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China, the PRC has not developed a fully integrated legal system and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities. In particular, because these laws, rules and regulations are relatively new, and because of the limited volume of published judicial decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. Such uncertainties may limit the legal protections available to us.

In addition, the PRC legal system is based in part on government policies and certain internal rules, some of which are not published on a timely basis or at all and which may have a retroactive effect. As a result, we may not be aware of a violation of these policies and internal rules until sometime after the violation. Also, any administrative or court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention if we seek to enforce our legal rights through administrative or judicial proceedings. Moreover, compared to more developed legal systems, the PRC administrative and judicial authorities have significantly wider discretion in interpreting and implementing statutory and contractual provisions. As a result, it may be more difficult to evaluate the outcomes of the administrative and judicial proceedings as well as the level of available legal protection we are entitled to. These uncertainties may impede our ability to enforce our contracts, which could in turn materially and adversely affect our business and operations.

Our business may be adversely affected by regulations and censorship of content distributed over the Internet in China.

China has enacted laws and regulations governing Internet access and the distribution of information through the Internet. The PRC government from time to time bans the distribution of content and information through the Internet that it believes to be in violation of PRC laws or regulations. The MIIT and other relevant PRC authorities have promulgated regulations that prohibit content or information from being distributed or published if such content or information is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other operations licenses or permits, the closure of the concerned websites and reputational harm. Website operators may also be held liable for such censored information displayed on or linked to their websites. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such content. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations.

Governmental control of currency conversion may limit our ability to utilize our revenues and financing proceeds effectively.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under “current account” transactions, which includes dividend payment, trade and service-related foreign exchange transactions, but not under “capital account” transactions, which includes capital injection and loans. Our PRC subsidiaries may also retain foreign exchange in its current accounts, subject to a ceiling approved by the State Administration of Foreign Exchange, or the SAFE, to satisfy foreign exchange liabilities or to pay dividends. See “Item 4.B. Busienss Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.” However, the relevant PRC regulatory authorities may limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of the PRC that are denominated in foreign currencies.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE or its local branches and other relevant PRC regulatory authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE or its local branches. If we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the Ministry of Commerce, or the MOFCOM, or its local branches. In addition, because of the regulatory restrictions related to foreign currency loans to, and non-ownership arrangement in, domestic PRC enterprises, we may not be able to finance our affiliated PRC entities and its subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

The M&A Rules and other regulations may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered. In addition, PRC national security review rules which became effective on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. It is not certain whether businesses we may acquire would fall within the scope of industries required for national security review and whether such acquisitions may be required to go through the national security review process. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share, as well as our overall competitiveness.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us.

The SAFE has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Offshore Investment or Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, which superseded the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. These regulations and rules require PRC residents and corporate entities to register with, the SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.” These regulations and rules apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under Circular 37, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore company for the purpose of investment or capital financing with assets or equities of PRC enterprises or with offshore assets or equities legally held by such PRC resident, referred to as offshore special purpose vehicles, or Offshore SPV, is required to register that investment with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an Offshore SPV is required to update the previously filed registration with the SAFE or its local branches, as the case may be, to reflect any material change with respect to such PRC resident’s investment in the Offshore SPV, including the changes of basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that Offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our relevant shareholders who are subject to the SAFE regulations to make the necessary registrations under the SAFE regulations. However, we may not be fully informed of the identities of the beneficial owners of our company. Our shareholders, including Mr. Ligang Zhang, Mr. Boquan He, Ms. Feiyan Huang, Mr. Wenqing Tan, Mr. Minjian Shi, Ms. Yafang Zhou, Mr. Ning Huang and Mr. Yihuang Hu, have registered with the local SAFE branch as required under the previously-effective Circular 75 and are currently in the process of amending their registrations pursuant to Circular 37. Mr. Baoqing Liu, who indirectly holds 1.13% of our outstanding common shares, is currently in the process of registering with the SAFE pursuant to Circular 37. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 37 in a timely manner or at all, or will comply with the requirements under Circular 37 or other related rules in the future. Any failure by our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on the ability of our PRC subsidiaries to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as foreign-invested enterprises in the PRC, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff welfare and bonus fund. These enterprise expansion reserve and staff welfare and bonus funds are not distributable as cash dividends. As of March 31, 2014, except for iKang Nanjing Gulou, none of our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries had a statutory reserve fund that reached 50% of their respective registered capital. Therefore, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries (except for iKang Nanjing Gulou) would continue to allocate at least 10% of their respective after-tax profits to the statutory reserve fund until the aggregate amount of such a fund reaches the 50% threshold.

Our PRC subsidiaries do not have equity interests in the affiliated PRC entities. Our affiliated PRC entities may distribute their profits to us primarily by means of paying service and consulting fees or by other means permitted by law, which would be subject to additional PRC taxes generally at the rate of 5% or 6% of the total fees paid by the affiliated PRC entities to our PRC subsidiaries. In addition, the PRC tax authorities could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes if such authorities determined that the contractual arrangements between our PRC subsidiaries and affiliated PRC entities were not entered into based on arm’s-length principles, which could materially and adversely affect our affiliated PRC entities’ ability to distribute their profits to us. See “— Risks Related to Our Corporate Structure — The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.” In addition, our PRC subsidiaries generally should audit their yearly financial statements according to PRC GAAP and pass resolutions for dividend distribution prior to paying dividend to us. Furthermore, dividends paid to us by our PRC subsidiaries are subject to the 10% withholding tax unless we are considered a PRC resident enterprise under the EIT Law and such dividends qualify as tax-exempt income. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations” and “— Regulations Relating to Taxation — Enterprise Income Tax.”

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries are restricted from transferring a portion of their net assets to us. Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries, affiliated PRC entities and their respective subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and affiliated PRC entities not available for distribution was US$103.4 million as of March 31, 2014.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As the offshore holding company of our PRC subsidiaries, we may use the net proceeds from our initial public offering to extend loans to or make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries to finance the operations of our PRC subsidiaries, which are foreign-invested enterprises, may not exceed statutory limits and are required to be registered with the SAFE or its local branches. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local branches. We cannot assure you that we will be able to obtain these government approvals or registrations on a timely basis, if at all. If we fail to obtain such approvals or registrations, our ability to use our net proceeds from our initial public offering and to capitalize our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, the SAFE promulgated the Circular of Operation Issues Related to the Improvement of the Administration of Payment-Related Settlement of FIEs’ Registered Capital from Foreign Exchange to Renminbi, or Circular 142, which provided that the registered capital of a foreign-invested company converted from foreign currencies may (i) only be used for purposes within the business scope approved by the applicable governmental authority and (ii) not be used for equity investments by the foreign-invested company within the PRC unless otherwise provided. Violations of Circular 142 could result in severe penalties, including fines. Furthermore, the SAFE promulgated an official notice in November 2010 which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents. The SAFE also promulgated the Notice on Relevant Administrative Issues on Clarifying and Standardizing the Foreign Exchange Transactions of Certain Capital Accounts, or Circular 45, in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide entrusted loans or repay inter-company loans. In addition, the SAFE strengthened its supervision of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign invested company. These regulations and rules may significantly limit our ability to transfer the net proceeds from our initial public offering to our affiliated PRC entities or their respective subsidiaries through our PRC subsidiaries in China, which may adversely affect the business expansion of our affiliated PRC entities or their respective subsidiaries, and our affiliated PRC entities and their respective subsidiaries may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the China. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC domestic individuals may subject such employees or us to fines and legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE in March 2007, or Circular 78. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC argent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the Nasdaq. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.

Under the EIT Law, and the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations, both effective from January 1, 2008, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered to be a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% on payments of Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Taxation — Enterprise Income Tax.” Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises.

We do not believe that we should be treated as a PRC resident enterprise, however, it is unclear whether we will be classified as a PRC resident enterprise. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, we would be subject to the 25% enterprise income tax rate on our global income as well as PRC enterprise income tax reporting obligations. Although under the EIT Law and the EIT Law Implementing Regulations if we were treated as a PRC tax resident enterprise dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Bulletin 45. As a result, such dividends may continue to be subject to a 10% withholding tax, as the SAT and other PRC authorities have not yet issued guidance with respect to the treatment of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our common shares and/or ADSs may be subject to PRC tax if we are treated as a PRC “resident enterprise.”

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “ - Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.” If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our common shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our common shares and/or ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises unless such non-resident enterprise is entitled to a lower rate under a tax treaty if such non-resident enterprise is considered as a beneficial owner as defined under the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties issued by the SAT in October 2009. In addition, if we are treated as a PRC tax resident enterprise, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our common shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% tax. See “Item 10.E. Taxation — PRC Taxation.”

Moreover, if we are treated as a PRC resident enterprise, it is possible that a non-resident individual investor would be subject to PRC individual income tax at a rate of 20% (unless such investor is entitled to a lower rate under a tax treaty) under the PRC Individual Income Tax Law, or IITL, on dividends paid to such investor (which tax on dividends may be withheld at source) and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends and gains are deemed income derived from sources within the PRC. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends, provided certain conditions are met. A non-resident individual is an individual who is not domiciled in the PRC and does not reside within the PRC or has resided within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. The foregoing PRC tax may reduce your investment return on our common shares and ADSs and may also affect the price of our common shares and ADSs.

The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these rules, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Under Circular 698, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise is required to report the Indirect Transfer to the competent PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at the rate of up to 10%. The PRC tax authorities may enforce Circular 698 with respect to the transfer of equity interests in our company or our non-PRC subsidiaries by non-PRC resident investors other than transfer of equity securities through public markets, such as the Nasdaq where our ADSs are expected to be listed.

Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant PRC tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” is required to provide necessary assistance to support the enforcement of Circular 698.

There is little guidance and practical experience as to the application of Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. Our shareholders have made some share transfers in our company and not made tax filings in accordance with Circular 698. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-PRC resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct and indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

Fluctuations in the value of the Renminbi could result in foreign currency exchange losses.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate.

Substantially all of our revenues and operating expenses are denominated in Renminbi. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of the Renminbi may materially and adversely affect any dividends payable on our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Consequently, fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following our initial public offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our registration statement may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the SEC is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections of certain other firms conducted by the PCAOB in jurisdictions outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to the ADSs

The market prices for the ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq on April 9, 2014, the trading price of our ADSs has ranged from US$12.90 to US$19.90 per ADS, and the last reported trading price on July 24, 2014 was US$18.50 per ADS. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  changes in financial estimates by securities research analysts;

•                  negative publicity, studies or reports;

•                  general economic, political or social conditions in China;

•                  fluctuations of exchange rates between Renminbi and U.S. dollar or other foreign currencies;

•                  announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  changes in the economic performance or market valuations of our centers;

•                  actual or threatened litigation arising from disputes with our corporate and individual customers;

•                  addition or departure of our executive officers and key research personnel;

•                  regulatory developments affecting us, our customers and our industry;

•                  release of lock-up or other transfer restrictions on our outstanding ADSs or common shares or sales of additional ADSs; and

•                  sales or perceived potential sales of additional ADSs or common shares.

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading price of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices, business practice, fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition, the U.S. and global securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We do not currently have any specific plan to raise capital, and our ability to obtain additional financing will be subject to a number of factors, including general market conditions, investor acceptance of our plan of operations and results from our business operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our common shares or ADSs could cause the price of the ADSs to decline significantly.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of our outstanding share options, following our initial public offering, the market price of the ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. All ADSs offered in our initial public offering are eligible for immediate resale in the public market without restrictions. The common shares outstanding after our initial public offering may also be sold in the public market in the future, upon the expiration of the 180-day lock-up period beginning from the date of the initial public offering, subject to volume and other restrictions as application under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for our initial public offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline. Our existing shareholders are not subject to any contractual obligation to maintain their share ownership in us other than the lock-up obligations described above and will be free to sell their shares in our company after the expiration of the lock-up period, subject to applicable securities law restrictions.

Your interest in the ADSs will be diluted as a result of share option grants or other arrangements which require us to issue additional shares.

We granted share options to our employees and advisors in 2004, 2005, 2006, 2007, 2010, 2012, 2013 and 2014. In February and April 2013 and March 2014, we established three Share Incentive Plans to help us recruit and retain key employees, directors and consultants by providing incentives through the granting of equity awards. Under those Share Incentive Plans, we may issue equity awards in the form of share options, restricted shares or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3,074,000 Class A common shares, assuming full exercise of all awards that may be granted under these three share incentive plans. As of March 31, 2014, there were 1,888,698 options and warrants outstanding, which entitle their holders to purchase a total of 1,888,698 Class A common shares. The exercise of options we have granted would result in a reduction in the percentage of ownership of the existing holders of Class A common shares and of ADSs, and therefore could result in a dilution in the earnings per common share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

You might not have the same voting rights as the holders of our Class A common shares and might not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of the ADSs are not able to exercise voting rights attaching to the shares evidenced by the ADSs on an individual basis. Under the deposit agreement, you must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to the ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class C common shares. Holders of Class A common shares will be entitled to one vote per share, while the holder of Class C common shares will be entitled to 15 votes per share, with Class A and Class C common shares voting together as one class on all matters subject to a shareholders’ vote. Our ADSs represent our Class A common shares. As of the date of this annual report, there are 805,100 Class C common shares issued and outstanding, all of which are held by Time Intelligent Finance Limited, a British Virgin Islands company which is beneficially owned by Mr. Ligang Zhang’s family trust.

As a result of the disparate voting power attached to these two classes of common shares and the concentration of ownership, Mr. Ligang Zhang owns approximately 35.95% of the total voting power represented by our outstanding common shares and has substantial influence over our business. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of the ADSs may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your common shares are not voted as you requested.

We will rely on the foreign private issuer exemption from most of the corporate governance requirements under the Nasdaq Stock Market Rules.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the Nasdaq Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including:

•      a majority of independent directors on our board of directors;

•      an audit committee of at least three members, comprised solely of independent directors;

•      only independent directors be involved in the selection of director nominees and determination of executive officer compensation; and

•      regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

Our new memorandum and articles of association that become effective upon the completion of our initial public offering contain provisions limiting the ability of others to acquire control of our company or to cause us to enter into change-of-control transactions. These provisions could deprive our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

The following provisions in our memorandum and articles of association may have the effect of delaying or preventing a change of control of our company:

•      our board of directors has the authority, without approval by the shareholders, to issue any unissued shares and determine the terms and conditions of such shares, including preferred, deferred or other special rights or restrictions with respect to dividends, voting and return of capital;

•      shareholder(s) who hold(s) more than one third of the voting rights of our company having requisitioned for an extraordinary general meeting at least 21 days previously, have the right to convene an extraordinary general meeting, and the agenda of such meeting will be set by the shareholder(s) who hold more than one third of the voting rights of our company who requested such meeting; and

•      the amended and restated articles of association may be amended only by a resolution passed at a shareholders’ meeting by a majority of at least two-thirds of the votes cast.

You may have difficulties in enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current business and operations are conducted in China. In addition, except for David Ying Zhang, none of our directors and officers are nationals or residents of the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the U.S.

You might not receive distributions on our common shares, or any value for them at all, if it is unlawful or impracticable for us to make them available to you.

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impracticable to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that you might not receive the distributions we make on our common shares or any value for them if it is unlawful or impracticable for us to make them available to you.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of ADSs or Class A common shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains.

Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the market price of the ADSs, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold and expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for our current taxable year or any future taxable year. If we were a PFIC for any taxable year during which a U.S. person owned an ADS or a Class A common share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to the U.S. person. See “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

In December 2003, ShanghaiMed Healthcare, Inc. was incorporated in the British Virgin Islands, or the BVI, and its name was changed to iKang Guobin Healthcare Group, Inc., or iKang Guobin, in February 2011. In February 2004, ShanghaiMed iKang, Inc., or Beijing iKang, was incorporated in China as a wholly-owned subsidiary of iKang Guobin to commence our preventive healthcare services in China.

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai iKang Guobin Holding Co. Ltd (formerly known as Shanghai Guobin Medical Holding Co. Ltd), or iKang Holding, in connection with a business combination, and entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over iKang Holding. Since the transactions between Beijing iKang and iKang Holding in 2007 till March 31, 2014, in an effort to further expand our service coverage in China, iKang Holding and its subsidiaries acquired or constructed 44 medical centers in China.

In September 2010, iKang Holding and Shanghai Yalong Daoyi Services Co., Ltd., or Yalong Daoyi, established Hangzhou iKang Guobin Clinic Co., Ltd. (formerly known as Hangzhou Hongkang Clinic Co., Ltd.), or iKang Hangzhou Xixi, with 80% and 20% equity interest, respectively. In January 2011, iKang Health Management (Zhejiang) Co., Ltd., or Zhejiang iKang, our PRC subsidiary, entered into a series of contractual arrangements with iKang Hangzhou Xixi and the shareholders of iKang Hangzhou Xixi, iKang Holding and Yalong Daoyi, through which Zhejiang iKang gained effective control over the operations of iKang Hangzhou Xixi.

In July 2013, the company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, which entered into a series of contractual arrangements with Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, and Yuanhua Information’s shareholders through which Yuanhua WFOE gained effective control over the operations of Yuanhua Information and its subsidiary, Shanghai Yuanhua Clinic Co., Ltd. Yuanhua Information and Shanghai Yuanhua Clinic Co., Ltd. provide medical examination related services in China.

In December 2013, Mr. Jinfeng Pan transferred the 80% equity interest in Beijing Jiandatong to Mr. Haiqing Hu. In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operation of Beijing Jiandatong.

Our legal name is iKang Healthcare Group, Inc. (formerly known as China iKang Healthcare, Inc.) and our commercial name is iKang or iKang Group. We were incorporated on May 25, 2011 as a limited liability company in the Cayman Islands. In March 2014, iKang Guobin became the wholly owned subsidiary of our company through a share exchange through which we acquired all the issued and outstanding shares of iKang Guobin. In consideration for acquiring iKang Guobin’s shares, we issued to each of the shareholders of iKang Guobin the same number of our shares in the same class of common shares or series of preferred shares, as the case may be, as such shareholder held in iKang Guobin. In this manner, the share ownership of our company immediately after the share exchange was identical to the share ownership of iKang Guobin immediately prior to the share exchange.

In May 2014, we completed an initial public offering of 8,603,558 ADSs (including the ADSs sold in connection with the over-allotment offering), representing 4,301,779 Class A common shares. On April 9, 2014, our ADS were listed on the NASDAQ Global Select Market under the symbol “KANG.” In conjunction with the completion of our initial public offering, we issued and sold 1,428,571 Class A common shares to Best Investment Corporation, a limited liability company incorporated in the PRC, in April 2014.

Our principal executive offices are located at B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +(8610) 5320-6688. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures.”

B.      BUSINESS OVERVIEW

Overview

We provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services including disease screening and other services in China. As of March 31, 2014, our nationwide network consisted of 45 self-owned medical centers, which contributed the majority of our revenue and our self-owned medical center network covered 14 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin and Changzhou, as well as Hong Kong. We have also supplemented our self-owned medical center network by contracting with approximately 300 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows us to serve our customers in markets where we do not have self-owned medical centers.

Our nationwide network offers a wide range of medical examination services and provides a “one-stop” solution to our corporate customers which have a broad geographic footprint in China. As a single point of contact for our corporate customers, we provide consistent and high quality services to their employees and clients in different locations and reduce their administrative burden. We also provide our customers with professional consultation and medical referrals for additional as-needed diagnosis or treatment. Our centers are independent of hospitals and located in prime urban locations. Equipped with advanced equipment and staffed with experienced medical professionals, each center provides a comfortable and friendly environment to our customers.

Our net revenues were US$93.7 million, US$133.9 million and US$202.3 million, for fiscal 2011, 2012 and 2013, respectively.

Our Services

Through our integrated service platform, we offer comprehensive healthcare management solutions including:

•      medical examinations, which normally cover, among others, the following basic examination items: internal, gynecology, ophthalmology, ENT, dental, lab tests, electrocardiogram, ultrasound and X-ray; and

•      value-added services at selected medical centers including:

(i)       disease screening focusing on cancer screening, cardiovascular disease screening, certain chronic disease screening and functional medicine testing;

(ii)      dental care including oral health, pediatric dentistry, cosmetic dentistry, orthodontics and dental implants;

(iii)     outpatient services such as acupuncture, Chinese medicine, gynecology, internal medicine, obstetrics, ophthalmology, pediatrics, urology and minor surgery; and

(iv)     on-site healthcare management or clinics at certain locations wherein we assign small medical teams to provide scheduling services or operate primary care clinics on the premises of a customer.

Our medical examination services for our customers typically involves a registration process followed by a consultation with doctors. After the consultation, examinations and blood tests which required to be done on an empty stomach are performed. We then draw blood for lab tests and provide breakfast for our customers. Our customers then undergo the remaining examinations, which may include cardiogram, internal, X-ray, dental, vision and hearing. For our corporate customers, we upload examination reports online or deliver hard copies to them, and for individual customers, we notify the customers to pick up the examination reports or upload the report online for their review.

We provide services through our nationwide network of self-owned medical centers and the facilities of third-party service providers. We integrate the scheduling of and payment for services provided by third-party service providers through our online and telephonic healthcare management and consulting system which allows the employees or clients of our corporate customers and individual customers to make reservations online or by phone for (i) medical examination services at our 45 self-owned centers and approximately 300 third party service providers in approximately 140 cities as of March 31, 2014 and (ii) outpatient services at four of our self-owned medical centers and dental treatment at 18 of our self-owned medical centers. We served 96.0%, 93.8% and 94.6% of our customers in our self-owned medical centers and the remaining approximately 4.0%, 6.2% and 5.4% through our third party providers, respectively. In fiscal 2011, 2012 and 2013, the number of visits to our self-owned medical centers amounted to approximately 1,327,000, 1,811,000 and 2,519,000 while the number of visits to third party service providers amounted to approximately 55,000, 120,000 and 143,000, respectively.

We integrate our medical examination and disease screening services across our nationwide network by offering online or telephone discussion of health risk assessments. We also provide nationwide health consultation and medical concierge services through our online and telephonic healthcare management and consulting system. Patients can pay for online consultations, telemedicine, disease monitoring and second opinions through our online system.

Our Self-Owned Medical Centers

As of March 31, 2014, we owned and operated an extensive network of 45 medical centers located in 14 of China’s most affluent cities and Hong Kong. Our self-owned medical centers are typically located at prime locations, including areas that are adjacent to financial and commercial centers or otherwise easily accessible by our customers. The following table shows certain information about our network of self-owned medical centers by geographic location as of  March 31, 2014.

		Medical Center	Year Acquired(1) or Constructed
Beijing
	1	iKang Beijing Ritan	Acquired in 2006
	2	iKang Beijing Lidu	Acquired in 2007
	3	iKang Beijing Jianguomen	Constructed in 2008
	4	iKang Beijing Zhongguancun	Constructed in 2008
	5	iKang Beijing Kunming Lake	Acquired in 2008
	6	iKang Beijing Yansha East	Acquired in 2008
	7	iKang Beijing Xuanwumen	Constructed in 2010
	8	iKang Beijing Xinei	Constructed in 2012
	9	iKang Beijing Jun’an	Constructed in 2013
	10	iKang Beijing Yayun	Constructed in 2013
Shanghai
	11	iKang Shanghai Gubei	Acquired in 2007(2)
	12	iKang Shanghai Pudong Avenue	Acquired in 2007(2)
	13	iKang Shanghai Xikang Road	Acquired in 2007(2)
	14	iKang Shanghai Yangpu	Constructed in 2008
	15	iKang Shanghai Lujiazui	Acquired in 2010
	16	iKang Shanghai Jing’an	Acquired in 2012
	17	iKang Shanghai Zhonghuan	Acquired in 2012
	18	iKang Shanghai Yan’an East Road	Constructed in 2012
	19	iKang Shanghai Yan’an West Road	Constructed in 2012
	20	iKang Shanghai Jianwei	Acquired in 2012
	21	Shanghai Yuanhua Clinic Co., Ltd.	Acquired in 2013
Shenzhen
	22	iKang Shenzhen Nanshan	Acquired in 2007
	23	iKang Shenzhen Luohu	Acquired in 2008
	24	iKang Shenzhen Futian	Acquired in 2011
	25	iKang Shenzhen Kefa	Acquired in 2013
Guangzhou
	26	iKang Guangzhou Huanshi East	Acquired in 2007(2)
	27	iKang Guangzhou Tianhe(3)	Constructed in 2008
	28	iKang Guangzhou Wokang	Acquired in 2012
Nanjing
	29	iKang Nanjing Xinjiekou	Acquired in 2008
	30	iKang Nanjing Gulou	Acquired in 2011
	31	iKang Nanjing Aoyang(4)	Acquired in 2013
Chengdu
	32	iKang Chengdu Waishuangnan	Constructed in 2009
	33	iKang Chengdu Jinjiang	Constructed in 2012
Hangzhou
	34	iKang Hangzhou Xixi	Constructed in 2010
	35	iKang Hangzhou Wenhui	Constructed in 2012
	36	Hangzhou Aibo	Acquired in 2013
Fuzhou
	37	iKang Fuzhou Gulou	Constructed in 2011
Tianjin
	38	iKang Tianjin Heping	Constructed in 2012
Chongqing
	39	iKang Chongqing	Constructed in 2012
Suzhou
	40	iKang Suzhou	Constructed in 2012
Changchun
	41	iKang Changchun	Acquired in 2012
Jiangyin
	42	iKang Jiangyin	Constructed in 2013
Changzhou
	43	iKang Changzhou Clinic Co., Ltd.	Constructed in 2014
Hong Kong
	44	MediFast (Hong Kong) Ltd. (Causeway Bay)	Acquired in 2014
	45	MediFast (Hong Kong) Ltd. (Kowloon)	Acquired in 2014

(1)  “Acquired” in this table and in this Business section refers to either gaining effective control through contractual arrangements or ownership through share purchase of the operating subsidiary by our affiliated PRC entity.See “Item 4.C. Organizational Structure.”

(2)   We gained control of these four centers through our agreements with iKang Holding as described in “Item 4.C. Organizational Structure.” Their construction dates were 2004, 2007, 2000 and 2005, respectively.

(3)   iKang Guangzhou Tianhe is iKang Guangzhou Huanshi East’s outlet under separate operations.

(4)   iKang Nanjing Aoyang is a medical examination centers under our iKang Evergreen brand.

Our self-owned medical centers primarily offer a wide range of medical examination services. A customer undergoing a medical examination at our medical centers receives additional professional consultation and, if needed, medical referral services.

A typical iKang medical center occupies 2,500 square meters and has the capacity to perform approximately 350 medical examinations per day. In measuring the maximum capacity of each of our self-owned medical centers, we take into account the fact that certain medical examinations can only be scheduled during limited hours in the morning and a number of other factors including center size, the number of examination rooms, the number of medical equipment and medical staff. In fiscal 2011, 2012 and 2013, our self-owned medical centers performed approximately 1.3 million, 1.8 million and 2.5 million medical examinations, respectively.

Each of our medical center is equipped with x-ray and ultrasound machines. In 23 of our medical centers, we maintain a VIP area where we offer our higher billing customers a more comfortable, spacious and private environment and shorter waiting time as well as personal guidance during the entire examination process.

In September and December 2013, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing, respectively, targeting high-net-worth individuals. Our iKang Evergreen centers feature more upscale and comfortable environment and allow customers greater privacy, customized services and more individual attention. We provide in our iKang Evergreen centers comprehensive and state-of-the-art medical examination services using advanced equipment.

We centralize many of the functions of our medical centers including procurement of major equipment and consumables, sales and marketing (national and regional) and online scheduling.

We operate centralized laboratories in each city in which we operate. In addition to an annual certification from the local health bureau, we have invested in certain items of laboratory equipment that we believe entitle us to apply to the College of American Pathologists for accreditation and the International Organization for Standardization (ISO) 15189:2007 standard for medical laboratories.

We measure the success of our medical centers and their staff primarily by quality control measures, customer satisfaction and financial performance. Our corporate level management supervises the centers through announced and unannounced personal visits, constant communications with center management and through our own management software and systems.

Our Third-Party Service Providers

In order to better serve our customers, especially those corporate customers with a nationwide presence, we work with approximately 300 medical examination centers, third-party hospitals and outpatient clinics to provide (i) medical examinations or disease screening services in locations that complement those that we provide or that are more convenient to our customers by virtue of their geographic locations, and (ii) inpatient care, outpatient services, specialized testing or dental care that we do not provide. We primarily utilize the services of our third-party service providers when our corporate customers request services in locations where we do not operate our self-owned medical centers. We pay service fees to such service providers based on the number of medical examinations and services they perform for our customers.

We carefully select our third-party service providers based on reputation, recommendations from customers and our own assessment of the quality of the institution and staff. Minimum selection criteria include the appropriate licenses and agreement to follow our pricing policy, billing procedures and billing systems. We also require our partners to have a system to handle complaints and to have persons assigned as liaisons to us at multiple levels. We carefully monitor feedback from our customers on the services provided by third-party service providers.

Quality Control and Risk Management

The quality of our services is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality control and have an established quality control system throughout our self-owned medical centers. By adopting standardized procedures, we have been able to maintain consistent quality and to apply our accumulated experience to doctor and supporting staff recruitment and retention, supplier selection, customer satisfaction and general business management practices. A quality control manager at our headquarters periodically assembles teams made up of marketing and technical personnel to conduct both by-name and anonymous surveys of customers, which help identify opportunities for continued improvement with regards to various aspects of each center’s operations. The results of the surveys are shared with staff members, and improvement plans are implemented and integrated into staff development efforts. Each medical center is certified annually by the local health bureau either through an on-site inspection or through administrative approval by means of forms that we submit, and each lab is inspected annually by the local health bureau.

We apply rigorous selection criteria in choosing third party service providers. We monitor the service quality of our third party service providers primarily through the feedback that we actively solicit from our customers and through frequent visits in the context of directly assisting our customers in various capacities when they use third party service providers.

We have established a customer complaint management system which generally requires (i) urgent complaints and major complaints to be responded to within an hour and resolved within 24 hours and (ii) other complaints to be responded to and resolved within one business day. We had a customer service team of 528 full-time employees comprised of personnel at our call center and onsite at our medical centers as of March 31, 2014 and one of their functions is to address customer complaints on a 24/7 basis. Our quality management center, VIP service center, project execution department, product department, sales department, health examination clinics and the medical service provider department, as applicable, work with our customer service team to resolve complaints in a timely and effective manner by following our complaint-processing procedure.

We have implemented a confidential information security policy which requires, among others, (i) all of our employees to keep all customer data confidential and to receive mandatory training on our information security policies; (ii) to adopt security measures in the transmission, storage and disposal of customer data; (iii) access to customer data to be given only to employees who require such access to carry out his or her work assignment, and all hardcopies and electronic copies of such customer data to be removed upon the completion of the relevant work assignment; (iv) customer data to be used only for the purpose of providing services to the customers themselves and for research purposes, in which case, on an anonymous basis; and (v) that all of our vendors and consultants who need to have access to our customer data shall go through background checks and sign written contracts which impose obligations to comply with our information security policies, and such access shall be terminated immediately upon the completion of the relevant assignment.

We have also established various measures to ensure our network and data security, including (i) a web application firewall system to block attacks and unfriendly access from external sources and to prevent the loss of data; (ii) a database auditing system to monitor and analyze all internal data access requests and to identify and deny suspicious data access requests; (iii) an Internet access gateway at each of our clinics to control and ensure the security of data exchange between the clinic and our central database; and (iv) Internet gateways and firewalls to restrict access to external network from our internal computer network.

Online and Telephonic Healthcare Management and Consultation System

We operate an online and telephonic health management and consultation system which provides our customers with convenient and hassle-free access to our nationwide network. We integrate third-party service providers into our network through customer scheduling and payment systems.

Located at our Beijing headquarters and Shanghai headquarters, our call center includes 150 seats equipped with a modern computer telephony interface system that has been certified to ISO 9001 standards and that interconnects with our customer relationship management, management information and enterprise resource planning systems. We operate the center using one nationwide hotline for which callers are only charged for the cost of a local call. As of March 31, 2014, our call center employed 88 personnel comprising (i) operations personnel who answer calls and communicate with customers and provide consultation services through our online dialogue system, make appointments for medical examinations and outpatient care and receive customer feedback; (ii) supporting staff responsible for quality control, complaints, hiring, training, data analysis and nationwide scheduling of support to all centers; and (iii) staff who serve third-party service providers including taking and confirming orders, following up on overdue payments, managing data, settlement and remote area service.

Technology and Infrastructure

Our information technology systems serve our customers and ensure the increased efficiency of our business by monitoring each center’s performance, refining resource allocation, responding to changes in geographic markets, tracking consumption patterns and proactively directing customers to certain locations and services. We have a highly scalable and advanced information technology infrastructure designed to satisfy the requirements of our operations, to support the rapid growth of our business and website traffic and to ensure the reliability of our operations as well as the security of customer information. The main components of our technology architecture include the following:

Privacy and Security of User Data. We store customer data on a limited number of servers which have industry standard authentication mechanisms and which are maintained by our own information technology staff. When customers access their health information online, they do so through a password-protected encrypted website.

Tailored Customer Program and Interface. We offer corporations and individuals a convenient and interactive information technology platform to access medical reports and data. In particular, we have designed an interface where corporate customers can view trends and statistics about their employees’ health conditions on an aggregated and anonymous basis, while individual customers can retrieve their personal health information. Our information technology system allows us to combine a sophisticated in-depth results analysis to monitor an individual customer’s health condition with professional personal medical recommendations.

Servers and Bandwidth. We own over 40 servers which are currently located in leased space within the Beijing Internet data center of a third-party content distribution network, or CDN, provider. Our CDN provider provides us with access to bandwidth from China Telecom and China Unicom, two of China’s three major telecommunications carriers. We do not have a separate agreement for mobile bandwidth. Our CDN provider provides the leased space for our servers and the Internet connectivity, but the servers are maintained by our information technology staff. The CDN provider has no access to their contents. Our disaster recovery plan works on two levels: (i) real-time movement of data to other host servers if necessary or (ii) complete system restoration using backup files that are created weekly and stored separate from the servers where the data originated.

Integration with Third-Party Service Providers. The degree of systems integration between our third-party service providers and us varies. All our third-party service providers access patient scheduling data using a booking system we designed functions similar to an online travel website. Selected providers participate in an online electronic settlement system for sending payment requests to us. We have provided certain modules of our systems such as the software for collecting medical examination results to selected providers. The complete integration of medical records and test results held by third-party service providers into our systems is currently significantly limited by privacy regulations promulgated by the NHFPC and local health bureaus, in particular in Guangdong province.

Performance Management and Revenue Maximization. Our information technology system provides valuable data for management to monitor, evaluate and make important business decisions on a timely basis. It also enhances our ability to manage our overall operation and therefore allows us to maintain product and service quality and consistency while growing rapidly. We manage customer traffic across our medical centers to maximize overall occupancy and enhance our customer satisfaction by improving appointment efficiency and accuracy. We also monitor the consumption of consumables as part of our centralized procurement system. Our system allows our management to centrally control pricing across our network. We track industry-wide pricing information to determine our pricing structure across products, locations and seasons to enhance revenues by optimizing daily occupancy.

As of March 31, 2014, we employed 26 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to three information technology staff depending on center size.

We rely on the intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. We have registered 11 copyrighted software programs that we developed ourselves for managing our operations. In addition, we entered into a confidentiality agreement with each of our employees pursuant to which prohibit our employees from disclosing any confidential information concerning our proprietary technology.

Sales and Marketing

We have a professional and experienced sales team of 727 personnel targeting mid to large size corporate customers. Our sales force is organized by geographic region, industry and customer type such as multinational companies, PRC state-owned entities, private-owned enterprises and government agencies. We have multiple sales and marketing channels including:

Direct Sales Force. The majority of our sales and marketing is conducted through highly targeted marketing initiatives, including direct contact between our representatives and customers’ key decision-makers. We devote considerable attention to educating the human resources staff of our target customers on the value of our various service offerings to their employees. Meanwhile, we allocate significant sales resources to develop and maintain certain key account customers and customers in certain industries such as banking and insurance. We have established a comprehensive and effective management, training, compensation and promotion system for our sales and marketing team, which has helped ensure and improve the effectiveness of our sales and marketing activities.

Intelligent Monitoring Systems. Depending on a customer’s test results, we market certain follow-up health tests to the customer via our online system. We also monitor how frequently a person undergoes examinations and testings, and our system will send automated reminders if and when another examination or testing is medically recommended.

Advertising. While the quality of our services is the cornerstone of our business and has enabled us to achieve significant brand recognition among our existing and target customers, our cost-efficient advertising also helps enhance our brand awareness. The majority of our advertising is on our primary website. We also from time to time enter into barter arrangements with advertising agencies, under which we provide medical examination services to the employees and clients of these advertising agencies in exchange for advertising of our brand through newspapers, magazines, television, outdoor advertising media and the Internet, which otherwise would require significant cash expenditures.

Online Sales. As part of our sales and marketing efforts, we engage in online marketing on our own website and leading PRC e-commerce websites such as Taobao and Tmall targeting individual customers. We also employ innovative and interactive new media channels including Microblog and Wechat to attract individual customers.

Business Development

We have grown our business through the construction of new centers and through selective acquisitions of businesses and assets from third parties. Among the 45 self-owned medical centers as of March 31, 2014, we acquired 25 medical centers through strategic acquisitions and constructed the other 20.

We have developed a set of rigorous criteria that allows us, together with market intelligence from our medical centers, to identify the most attractive medical centers for acquisition or construction. Our main criteria include: (i) the level of economic development of the city where the medical center is located, and (ii) the location of the center in proximity to the city center and business districts. For acquisitions, in addition to the above criteria, we take into account (i) the size and interior design of the facility; and (ii) the rent and acquisition price. There are typically ten different government approvals, licenses or permits associated with opening a new center which in our experience in total require an average of four-six months to obtain. The two permits typically requiring the longest amount of time are the environmental impact statement (90 days) and the radiation safety permit (90 days).

In order to meet the increasing need of our corporate customers to provide their employees nationwide standardized coverage through a single provider, we plan to extend the reach of our self-owned medical centers into additional affluent cities beyond the ones in which we currently operate by strategically acquiring or constructing new medical centers.

Customers

Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2011, 2012 and 2013, we had approximately 7,100, 11,200 and 17,200 corporate customers, respectively, and approximately 138,000, 206,000 and 283,000 individual customers, respectively. Total customer visits increased from approximately 1,381,000 in fiscal 2011 to approximately 1,931,000 in fiscal 2012 and to approximately 2,662,000 in fiscal 2013. In fiscal 2011, 2012 and 2013, 84.4%, 83.2% and 86.0% of our net revenues was derived from corporate customers, and 15.6%, 16.8% and 14.0% from individual customers, respectively.

Corporate Accounts

As of March 31, 2014, we had corporate accounts with multinational corporations, private enterprises, government agencies and state-owned enterprises. Our top customers in terms of revenues in fiscal 2013 included banks, insurance companies, media and telecommunications companies. We have grown our portfolio of corporate customers from approximately 7,100 corporate customers in fiscal 2011 to approximately 11,200 corporate customers in fiscal 2012, and further to 17,200 corporate customers in fiscal 2013. These large corporations seek to build healthier and more productive employees by providing them with healthcare benefits such as annual medical examinations and disease screening options that are typically not included in government-required health insurance plans. Certain of our corporate customers contract us to provide services to certain of their clients as a benefit of their company-client relationship.

Our corporate account contracts typically include key terms such as the length of the contract, scope of services, the geographic area within which the services will be provided, and pricing and billing terms and payment arrangements. These terms vary depending on the size of the contract, customer relationship and credit history. Our payment arrangements typically include pre-payment arrangements and billing cycle either monthly or quarterly.

Individual Accounts

Individual customers contributed 15.6%, 16.8% and 14.0% of our net revenues in fiscal 2011, 2012 and 2013, respectively. However, we view individual accounts as an important long-term growth driver, and we plan to utilize various sales, marketing and communication strategies to further enhance our brand awareness to grow our individual customer base. In particular, we are planning to increase marketing through Internet channels, large scale advertisement and targeted advertisement through channels catering to health-conscious individuals.

High Net-worth Individuals

In September and December 2013, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing, respectively, providing in-depth medical examination services, cancer screening services and early detection and prevention services of cardiovascular diseases. In addition to the regular checkups, our iKang Evergreen centers offer MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. Over time we seek to broaden the target customer base beyond executives whose packages are funded by their corporation to include executives, business leaders, celebrities and other high net-worth individuals seeking a more extensive and quality service approach to healthcare.

Suppliers

We procure consumables, reagents and the associated testing instruments, durable medical equipment, other miscellaneous equipment and outsourced services from third-party suppliers and service providers. We are not substantially dependent on any of our suppliers.

Costs related to medical consumables accounted for 38.0%, 38.8% and 37.5% of our cost of revenues in fiscal 2011, 2012 and 2013, respectively. We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, including Roche and Siemens, which enables our medical centers to obtain favorable prices for medical consumables and therefore lowers our costs. We regularly monitor usage at our self-owned centers to minimize costs.

We purchase reagents and the associated equipment for testing the biological samples through two different forms of purchasing arrangements: (i) the reagent manufacturer provides us with complimentary machines to use with their reagent pursuant to an agreement to purchase the reagent exclusively from them, and (ii) we purchase a specific testing machine and the contract will include free supplies of the relevant reagent.

We own all the major medical equipment in our medical centers. We primarily purchase our major medical equipment such as x-ray and ultrasound machines that are manufactured by recognized manufacturers including GE, Philips, Siemens, Roche, Kodak, Abbott and Hitachi. We typically purchase medical equipment either through manufacturer-approved distributors in China or occasionally directly from the manufacturers if the terms of the sale are favorable.

We also have suppliers for software, office equipment, hosting of servers and Internet bandwidth, and we outsource certain medical tests to licensed third-party laboratories and medical institutions.

We inspect each batch of shipped medical devices and materials according to our quality standards and certain national health, safety and environmental standards, and return defective materials to the suppliers for replacement.

Competition

The preventive healthcare services industry in China is still in the early stages of development and is highly fragmented. We face significant competition from two main types of competitors: the medical examination departments of major public hospitals and private medical examination companies. The private medical examination market is further segmented into (i) large national companies such as Ciming Checkup and Health 100; (ii) regional providers such as Rich Health; and (iii) numerous local independent medical examination centers located in nearly every city in China.

The principal competitive factors in the preventive healthcare services market primarily include:

(i)             value as measured by price and quality of service;

(ii)          convenience and location in proximity to place of business or residence;

(iii)       brand recognition and reputation; and

(iv)      targeted marketing and customized services.

Intellectual Property

We have registered 44 trademarks with the PRC Trademark Office of the State Administration for Industry and Commerce.

We own or possess the rights to 60 domain names that we use in connection with the operation of our business. We also have copyrighted 11 software programs that we developed ourselves for managing our operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

Government Regulations

Regulations Relating to Foreign Investment in Our Industry

According to the Catalog of Industries for Guiding Foreign Investment (2007 Revisions) promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, the establishment of medical institutions fell within the “restricted” category of industries for foreign investment in China. Normally, foreign investors are restricted to establishing and operating medical service businesses via Sino-foreign cooperatives or equity joint ventures in accordance with the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions effective as of July 1, 2000, or the Sino-foreign Medical Institution Measures. Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition to the restrictions on the equity proportion of foreign investment, the Sino-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders.

In November 2010, several ministries including the NDRC and the NHFPC, promulgated the Circular Forwarded by the General Office of the State Council relating to the Opinions on Further Encouraging and Guiding Private Capital Investment in Medical Institutions, or the Private Capital Investment Circular. The Private Capital Investment Circular states that restrictions on foreign investment in medical institutions should be lifted, including gradually lifting the 70% restriction on foreign ownership in medical institutions.

The December 2011 amendment to the Catalog of Industries for Guiding Foreign Investment amended in has moved the “medical institutions by foreign investment” from the “restricted” category to the “permitted” category. Also according to the Private Capital Investment Circular, the establishment of wholly foreign-owned medical institutions is only permitted in certain cities which are approved as pilot cities even though the number of such cities is gradually growing. However, the above amendment has not been implemented at the provincial or municipal level in many cases and therefore many local governments continue to follow the previous rules and impose a 70% foreign ownership limit and foreign investor qualification requirements when approving and registering medical institutions. As a result, as of the date of this annual report, our company’s investments in its operating companies in the healthcare section continue to be made in accordance with the previous rules governing foreign investment in the healthcare sector.

We primarily operate our business in China via variable interest entities, or the VIEs, instead of wholly-owned subsidiaries due to the foresaid restrictions on equity proportion of foreign investment and qualification requirements on foreign investors. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.”

Regulations Relating to Encouraging Private Capital Investment in Medical Institutions

The Private Capital Investment Circular (i) establishes priorities for using government resources to support private capital investment in medical institutions, including profit-driven medical institutions where there is a demand to adjust or extend medical resources; (ii) encourages the use of private capital to privatize certain state-owned medical institutions subject to the requirements relating to the sale of state-owned assets; (iii) states that restrictions on foreign investment in medical institutions should be lifted, including moving the medical institution industry from the restricted category to the permitted category in the foreign investment industry catalog and gradually lifting the 70% restriction on foreign ownership in medical institutions; and (iv) reiterates that a non-profit medical institution should not distribute gains to its investors either as dividends or by other means whereas a profit-driven medical institution may distribute gains to its investors.

Regulations Relating to Medical Institutions

Pursuant to the Regulations on Administration of Medical Institutions issued in February 1994 by the PRC State Council and the Implementation Rules for the Regulations on Administration of Medical Institution, or the Medical Institution Regulations and Rules, issued in August 1994 by the NHFPC, any organization or individual that intends to establish a medical institution must obtain a medical institution establishment approval certificate from the NHFPC or the local health bureau before applying for registration of the legal entity of such medical institution. Under the Medical Institution Regulations and Rules, a medical institution is required to obtain a medical institution practicing license from the NHFPC or the local health bureau before providing medical services. When reviewing the application for a medical institution practicing license, the NHFPC or its local branches will consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the region for which the relevant healthcare administrative authority is responsible, as well as whether the proposed medical institution meets the basic medical standards set by the NHFPC or the local health bureau. Medical institutions should provide medical services within the approved or registered scope, and any activities relating to forging, selling, transferring or lending of medical institution practicing license is prohibited. A medical institution practicing license is subject to inspection by the NHFPC or the local health bureau on an annual or every three-year basis depending on the size of the medical institution. All medical institution practicing licenses held by our medical centers are subject to an annual inspection. In addition, personnel and employees directly performing medical services in medical institutions are required to obtain qualification certificates.

Pursuant to the Interim Provisions on the Administration of Medical Examinations, or the Medical Examination provisions, issued in August 2009 by the NHFPC, the NHFPC or its local branches are responsible for the regulation of medical examination activities. Medical institutions that plan to operate medical examination businesses should apply to the NHFPC or its local branches for the approval of such medical examination business and register such business with the NHFPC or its local branches by including the business in their medical institution practicing licenses.

Pursuant to the Rules on Administration of Radiation-related Diagnose and Treatment issued in January 2006 by the NHFPC, medical institutions that plan to conduct radiation-related diagnosis and treatment businesses should apply to the NHFPC or its local branches and obtain radiation-related diagnosis and treatment licenses. All of our medical centers that engage in radiation-related diagnosis and treatment business have obtained radiation-related diagnosis and treatment licenses.

Regulation Relating to Administration of Medical Data

PRC laws generally require medical institutions to protect patients’ privacy and prohibit unauthorized disclosure of personal information. According to the Medical Examination provisions, the medical institutions carrying out the medical examination shall not disseminate or disclose the personal information of the person undergoing such examination without the prior consent of the relevant person. Moreover, a notice published by the general office of the NHFPC in January 2011 expressly provides that, a medical examination report of whatever nature shall be sealed and provided to the person who receive such examination or the person he designated and shall only be unsealed and read. Medical institutions or employees dealing with personal information of patient, may be subject to infringement allegations from patients if they do not properly handle personnel information of such patients. We are dealing with the personal information and result of medical examinations of the people who use our services when conducting our medical examination business. See “Item 3.D. Risk Factors — Risks Related to Our Business — Failure to protect confidential information of our customers and their employees or clients and our online system against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations”.

Regulation Relating to Practicing Activities of Doctors and Nurses

According to the Law on Practicing Physician of the PRC promulgated in June 1998 and the Nurse Regulation published in January 2008 as well as other relevant Chinese laws and regulations, doctors and nurses in China must be registered with and obtain relevant practicing licenses from the competent local health bureau, and may only engage in medical or nursing practice at the place and within the scope as registered in their practicing licenses. Change of practicing place, working concurrently in other medical institutions or otherwise providing medical or nursing services at places other than the registered practicing place of doctors and nurses without proper approval or filing shall be deemed as a breach of the aforementioned laws and regulations. As a result of such violations, doctors and nurses as well as the medical institutions who hire them may be subject to administrative penalties, including fines, loss of licenses, or, in the worst case scenario, an order to cease practice. See “Item 3.D. Risk Factors — Risks Related to Our Business — If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.” Registration and procurement of a practicing license are also required for the medical practice of foreign doctors in China, and any non-compliance by foreign doctors will subject themselves or the medical institutions hiring them to administrative penalties such as warnings, fines, confiscation of illegal income and the revocation of medical practice license in severe cases.

However, such restrictions on practicing places have been gradually loosened since the promulgation of the Notice of the NHFPC on Relevant Issues regarding Doctors’ Practicing in Multiple Places in September 2009 and the Notice of the NHFPC on Expansion of Pilot Locations regarding Doctors’ Practicing in Multiple Places in July 2011, or the Multiple Places Practicing Rules. In accordance with the Multiple Places Practicing Rules, doctors practicing in a medical institution may choose to work in another two medical institutions upon the approval of local health bureau provided that certain conditions are met, including the consent of the original medical institution and capabilities for practicing in multiple-institutions. Each province shall select its pilot locations and submit its specific implementation plans to the NHFPC for approval before implementing the Multiple Places Practicing Rules. The specific implementation plans for doctors’ multiple places practicing may vary from location to location.

Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises promulgated by the State Council with effect from January 2002 and as amended in September 2008, (i) a foreign investor may hold up to 50% equity interest in a value-added telecommunications services operator in China and (ii) such foreign investor must have experience and have maintained a good track record in providing value-added telecommunications services overseas.

The Circular on Strengthening the Administration of Foreign Investment in and the Operation of Value-added Telecommunications Business, or the Value-added Telecommunications Business Circular, promulgated by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an Internet content provider license, or ICP License, to conduct any value-added telecommunications business in China. Under the Value-added Telecommunications Business Circular, a domestic company that holds an ICP License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business, must be owned by the local ICP License holder or its shareholders.

iKang Guobin Healthcare Management Group Co., Ltd., (formerly known as Beijing iKang Online Technology Co., Ltd.), or iKang Online, a subsidiary of iKang Holding, holds an ICP License and operates our websites and online healthcare business.

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, as amended in August 2008. Under the Foreign Exchange Regulations and other relevant regulations and rules, Renminbi are freely convertible for current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. In order to convert Renminbi for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside the PRC, the prior approval of, or registration with, the SAFE or its competent local branches is required. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues and financing proceeds effectively.”

On August 29, 2008, the SAFE promulgated the Circular on Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, pursuant to which the registered capital of a foreign-invested company settled in Renminbi and converted from foreign currencies can only be used for purposes within the approved business scope and cannot be used for equity investments made by such foreign-invested company within the PRC, unless otherwise provided. In addition, a foreign-invested company may not change the use of its Renminbi-denominated registered capital without the SAFE or its competent local branch’s approval, and may not in any case use such capital to repay Renminbi-denominated loans if the proceeds of such loans have not been used within the permitted scope. Violations of Circular 142 could result in severe penalties, including heavy fines. Moreover, Circular 142 may limit our ability to freely use the proceeds from our initial public offering. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Furthermore, SAFE promulgated the Circular on Issues concerning Straightening the Administration of Foreign Exchange Businesses, or SAFE Circular 59 in November 2010 which requires the relevant government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may significantly limit our ability to use Renminbi converted from the net proceeds from our initial public offering to our WFOE and convert the net proceeds into Renminbi, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Investment in Offshore Special Purpose Vehicles

In July 2014, the SAFE issued the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Offshore Investment or Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 37, which became effective on July 4, 2014. The Circular 37 superseded the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Under Circular 37, PRC residents are required to register with the SAFE or its local branches prior to establishing, or acquiring control of, an offshore company for the purpose of investment or financing that offshore company with equity interests in, or assets of, a PRC enterprise or with offshore equity interest or assets legally held by such PRC resident. In addition, PRC residents are required to amend their registrations with the SAFE and its local branches to reflect any material changes with respect to such PRC residnet’s investment in such offshore company, including changes to basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division. Furthermore, according to the relevant rules and regulations issued by the SAFE, the shareholders, beneficial owners and/or the PRC operating subsidiaries who apply for remedial SAFE registrations under Circular 37 shall first be subject to various administrative sanctions, in accordance with the Foreign Currency Administration Regulations, before they can be granted a remedial SAFE registration.

Failure to comply with the registration procedures of Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including increases in its registered capital, payments of dividends and other distributions to its offshore parent or affiliate, and may also subject the relevant PRC residents and onshore entities to penalties under foreign exchange administration regulations. The shareholders/beneficiaries of our common shares/ADSs who are PRC residents are subject to, and will remain subject to, the registration requirements under Circular 37 in connection with their investments in us , except for our PRC employees who obtain our common shares or ADSs via employee incentive plans after the initial public offering and register such plans in accordance with Circular 7. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us.”

Employee Stock Option Plan

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange, and the SAFE issued implementation rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters pertaining to employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated Circular 7, which replaced Circular 78.

Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC argent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or the PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the Nasdaq. If we or the PRC option holders fail to comply with these rules, we or the PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

In addition, the Ministry of Finance and the State Administration of Taxation have issued circulars concerning individual income taxes relating to employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. The tax base for the employment income would be the fair market value of the received shares at the time of vesting minus the corresponding consideration paid by the employees for the shares. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to applicable PRC laws and regulations, we may face fines ranging from 50% to 300% of the overdue taxes.

Regulations Relating to Dividend Distribution

The principal regulations governing distributions of dividends by foreign-invested companies include the PRC Companies Law (2005), the Wholly Foreign-invested Enterprise Law (1986), as amended, and the Implementation Rules regarding the Wholly Foreign-invested Enterprise Law (1990), as amended.

Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.”

Regulations Relating to Labor Laws

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC Labor Contract Law and the Implementation Regulations of the PRC Labor Contract Law. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must enter into written labor contracts with employees. Employers must pay their employee wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with government labor rules and standards and provide employees with appropriate training regarding workplace safety. In addition, the PRC Labor Contract Law imposes more stringent requirements on employers with regard to, among others, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

The PRC regulatory authorities have passed a variety of laws and regulations regarding statutory social welfare benefits, including, among others, the PRC Social Insurance Law to be effective in July 2011, the Regulations of Insurance for Occupational Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, companies in China have to make sufficient contributions of statutory social welfare benefits for their employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing funds. Failure to comply with such laws and regulations may result in supplementary payments, surcharges or fines.

Regulations Relating to Environmental Protection

Our operations and properties are subject to extensive environmental protection laws and regulations. In accordance with the Environmental Protection Law of the PRC, enterprises that discharge contaminants must register with the relevant environmental protection authorities. In accordance with the Law on Prevention of Water Pollution of the PRC, enterprises which discharge industrial waste water, medical waste water or other waste water shall obtain waste discharge permits. The Administrative Regulations on Environmental Protection for Construction Projects require an environmental impact assessment system for construction projects. An environmental impact assessment report/form or an environmental registration form must be submitted to, and approved by, the relevant environmental protection government authorities before the commencement of construction of the project. After the completion of a construction project, the environmental protection facilities for the project must pass an environmental acceptance inspection by the relevant environmental protection government authority before the completed project can commence operations. In accordance with the Regulations on Safety and Protection against Radioactive Isotope and Radioactive Devices, each of our medical centers is required to obtain a radiation safety permit in order to operate the medical equipment in our medical centers that contain radioactive materials or emit radiation during operation. See “Item 3.D. Risk Factors — Risks Related to Our Business — Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.”

Regulations Relating to Intellectual Properties

China has enacted various laws and regulations relating to the protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property. China is a signatory to some main international conventions on protection of intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright. The PRC Copyright Law, promulgated in September 1990 and amended in October 2001 and February 2010, and its implementing rules, promulgated in August 2002 and amended in January 2011 and January 2013, set forth the basic legal system for the protection of copyright in the PRC. The Regulations on Computer Software Protection, or the Software Regulations, promulgated in December 2001 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated in February 2002, were formulated in accordance with the PRC Copyright Law. In accordance with the Software Regulations, a software copyright owner may apply for the registration of software at software registration organs recognized by the National Copyright Administration. A registration certificate may serve as preliminary proof of the copyright ownership of registrant. A software copyright of a legal person remains valid for a period of fifty years from the date the publication of such copyright. We have registered 11 software copyrights.

Trademark. In accordance with the PRC Trademark Law, first promulgated on August 23, 1982, as amended by the Standing Committee of the NPC on February 22, 1993 and October 27, 2001, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes.

China has adopted a “first-to-file” principle for trademarks. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced.

Registered trademarks remain valid for ten years from the date that registration is approved. A registrant may apply to renew a registration within six months prior to the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark will be deregistered. Renewed registrations remain valid for ten years.

Regulations Relating to Leased Property

Pursuant to the Administrative Rules of the Commercial Property Lease effective in February 2011 promulgated by the Ministry of Housing and Urban-Rural Development of the PRC, a property which falls within the following categories may not be leased: (i) being constructed in violation of laws, (ii) failing to meet the mandatory safety requirements, or (iii) being used for the purposes other than that permitted in its zoning area. In addition, the parties to a property lease contract are required to make registrations for the leased property with competent PRC housing administration authorities. Failure to comply with such registration requirement may subject the parties to a property lease contract to rectification orders issued by competent housing administration authorities which will specify a deadline for such registration. If lessor or lessee does not complete the registration before the deadline, it may be subject to a fine from RMB1,000 (US$161) to RMB10,000 (US$1,610). However, according to the Interpretation of the Supreme People’s Court’s on Several Questions Concerning Specific Laws Applicable to the Trial of Cases of Urban Property Lease Contract Disputes issued by the Supreme People’s Court of the PRC in July 2009, failure to register a lease contract with competent housing administration authorities does not affect the validity of such lease contract. We usually request our landlords to complete the leasehold registration when we enter into lease agreements with them, but we do not terminate the lease merely because of the landlord’s failure to complete the registration. We plan to request our landlords to complete the lease registration for our leased premises. However, as such registration process requires the landlord’s cooperation, we may not be able to complete registration for all our leased premises in a timely manner or at all. See “Item 3.D. Risk Factors — Risks Related to Our Business — The failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.”

Regulations Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations. Both the EIT Law and the EIT Law Implementation Regulations became effective on January 1, 2008. Under the EIT Law and the EIT Law Implementation Regulations, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified.

Under the EIT Law and the EIT Law Implementation Regulations, dividends paid to foreign enterprise investors by PRC tax resident enterprises are subject to PRC withholding tax at the rate of 10% unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding tax rate.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC tax resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following locations: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and non-PRC persons such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test could be applied in determining the tax residency status of offshore enterprises. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Despite the present uncertainties resulting from the limited PRC tax guidance on this issue, we do not believe that the legal entities organized outside of the PRC within our Group should be treated as PRC resident enterprises for EIT law purposes. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Bulletin 45. As a result, it is not certain that such dividends will not be subject to PRC withholding tax as the SAT and other PRC authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes. In addition, the EIT Law Implementation Regulations provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC shareholders or ADS holders which are non-PRC enterprises, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and become subject to PRC withholding tax of 10%, unless a reduced rate is provided under applicable tax treaties.

The PRC withholding tax may be exempted or reduced by the State Council or pursuant to an applicable tax treaty with the PRC that provides for a different withholding agreement between the PRC and the jurisdictions in which the non-resident enterprise reside. The PRC has entered into tax treaties with Hong Kong and more than 90 countries, including the United States. Under such tax treaties, certain income, such as dividend, royalties, interest or capital gains derived in China by residents of the contracting country might be entitled to preferential treaty benefits, i.e., a lower withholding tax rate than the statutory 10%, provided that the overseas enterprise receiving the income qualifies as a “beneficial owner.” The SAT issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties in October 2009, or Circular 601. According to Circular 601, the term “beneficial owner” refers to an individual, company or organization that has both ownership and right of control over the assets or rights generating a stream of income. An agent or a conduit company is not regarded as a beneficial owner. Local tax authorities are required to investigate whether an applicant satisfies the requirements to qualify as a beneficial owner, which is a prerequisite to enjoy the benefit of a reduced withholding tax on dividends, interest, royalties or capital gains under tax treaty provisions. If such non-resident enterprises cannot provide valid documents supporting their status as beneficiary owners under Circular 601, they will not be approved to enjoy tax treaty benefits.

In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential tax rate will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

In connection with the EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. Further, on July 26, 2010, the SAT issued the Measures for the Enterprise Income Tax Administration of Enterprise Restructuring, which became effective retroactively as of January 1, 2010. By promulgating and implementing these three regulations, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, when a non-resident enterprise directly transfers an equity interest in a PRC resident enterprise and enterprise income tax on the capital gains from such transfer is not withheld, such non-resident enterprise must file with PRC tax authorities and pay tax on the capital gains. Under Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at the rate of up to 10%. In addition, the PRC tax authorities have the discretion under Circular 698 to make reasonable tax adjustments if the equity transfer between non-resident and its related party is not deemed to have been conducted at arm’s-length and results in a reduction of tax payments due. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.”

Business Tax

Under the Provisional Regulations on Business Tax, as amended on November 5, 2008 (effective from January 1, 2009), businesses that provide services, assign intangible assets or sell immovable properties are subject to business tax at a rate ranging from 3% to 20% of the income for services rendered, intangible assets assigned or immovable properties sold. Incomes originating from the provision of medical services by medical institutions are exempt from business tax. Our PRC subsidiaries which provide medical services are currently exempt from business tax for income originated from medical services.

C.                ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report.

(1)         Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding, is our consolidated affiliated entity established in China, and each of Mr. Ligang Zhang and Mr. Boquan He holds 50% of the equity interest in iKang Holding. Mr. Ligang Zhang and Mr. Boquan He are directors of our company.

(2)        Hangzhou iKang Guobin Clinic Co., Ltd., or iKang Hangzhou Xixi, is our consolidated affiliated entity established in China, and iKang Holding and Yalong Daoyi hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively.

(3)         Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Mr. Lei Zhao hold 80% and 20% of the equity interest in Yuanhua Information, respectively.

(4)         Jiandatong Health Technology (Beijing) Co., Ltd., or Beijing Jiandatong, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Mr. Rui Ma hold 80% and 20% of the equity interest in Beijing Jiandatong, respectively.

(5)         Formerly known as Beijing iKang Online Technology Co., Ltd., or iKang Online.

As of the date of this annual report, we operated our businesses through the following significant subsidiaries and affiliated PRC entities.

Major Subsidiaries	Percentage of Ownership		Place of Incorporation
iKang Guobin Healthcare Group, Inc.	100%		British Virgin Islands
iKang Zhejiang, Inc.	72.58%		British Virgin Islands
Yuanhua Healthcare Limited	100%		Hong Kong
MediFast (Hong Kong) Limited	80%		Hong Kong
Bayley & Jackson (China) Medical Services Limited	100%		Hong Kong
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.	100%		People’s Republic of China
Shanghai iKang Co., Ltd.	100%		People’s Republic of China
ShanghaiMed iKang, Inc.	100%		People’s Republic of China
iKang Health Management (Zhejiang) Co., Ltd.	100%		People’s Republic of China
Beijing Bayley & Jackson Clinic Co., Ltd.	70	%(1)	People’s Republic of China

(1)         The remaining 30% equity of Beijing Bayley & Jackson Clinic Co., Ltd. is held by iKang Online which is wholly owned by iKang Holding.

Affiliated Entities	Place of Incorporation
Shanghai iKang Guobin Holding Co., Ltd.	People’s Republic of China
Hangzhou iKang Guobin Clinic Co., Ltd.	People’s Republic of China
Shanghai Yuanhua Information Technology Co., Ltd.	People’s Republic of China
Jiandatong Health Technology (Beijing) Co., Ltd.	People’s Republic of China

For a complete list of subsidiaries of our affiliated PRC entities, see Exhibit 8.1.

Contractual Arrangements

The following is a summary of the key agreements currently in effect among our PRC subsidiaries (Beijing iKang, Zhejiang iKang and Yuanhua WFOE), our affiliated PRC entities (iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong) and the respective shareholders of our affiliated PRC entities that transfer the economic benefits of our affiliated PRC entities to us:

Exclusive Business Cooperation Agreement. Each of our PRC subsidiaries referred to above has entered into an exclusive business cooperation agreement with the relevant affiliated PRC entity. Under each agreement, the affiliated PRC entity agrees to engage the PRC subsidiary as its exclusive provider of technology and consulting services in connection with investments in healthcare, medicine and medical equipment. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information will pay to the PRC subsidiary service and consulting fees determined by Beijing iKang, Zhejiang iKang and Yuanhua WFOE, respectively, up to the entire net profit of the relevant affiliated PRC entity. Beijing Jiandatong will pay to Beijing iKang service and consulting fees determined by Beijing iKang, up to the 80% of Beijing Jiandatong’s net profit. The remaining 20% of Beijing Jiandatong’s net profit is obligated to Mr. Rui Ma, the other shareholder of Beijing Jiandatong who is not a person designated by us. Our PRC subsidiary will exclusively own any intellectual property arising from the performance of the agreement. Each agreement is for a term of 10 years. The agreement between Beijing iKang and iKang Holding will expire on April 26, 2017, the agreement between Zhejiang iKang and iKang Hangzhou Xixi will expire on January 11, 2021, the agreement between Yuanhua WFOE and Yuanhua Information will expire on July 24, 2023, and the agreement between Beijing iKang and Beijing Jiandatong will expire on December 29, 2023, and all are renewable upon the relevant PRC subsidiary’s request. Our PRC subsidiary may terminate the agreement at any time by providing 30 days advance written notice to the affiliated PRC entity. The affiliated PRC entity may not terminate the agreement.

Share Pledge Agreement. The shareholders of each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information entered into a share pledge agreement with the relevant PRC subsidiary. Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong, entered into a share pledge agreement with Beijing iKang and Beijing Jiandatong. The remaining 20% equity interest in Beijing Jiandatong is held by Mr. Rui Ma, who is not a shareholder designated by us, and is therefore not pledged for the benefit of Beijing iKang. Under the share pledge agreement, the shareholders, who entered into the share pledge agreements have pledged all of their equity interests in the affiliated PRC entity to the relevant PRC subsidiary as collateral for all of the affiliated PRC entity’s payments due to the PRC subsidiary and to secure performance of all obligations of the affiliated PRC entity and its shareholders under the above exclusive business cooperation agreement. The pledge shall remain effective until all obligations secured under such pledge have been fully performed. The dividend or profit distribution that the affiliated PRC entity declares or makes during the term of the pledge shall be directly paid to the PRC subsidiary. Without the PRC subsidiary’s prior written consent, neither shareholder, who entered into the share pledge agreements may transfer any equity interests in the respective affiliated PRC entities. If any event of default as provided for therein occurs, including non-payment under the exclusive business cooperation agreement the PRC subsidiary, as the pledgee, will be entitled to require the shareholders, who entered into the share pledge agreements of the affiliated PRC entity, who entered into the share pledge agreements to dispose of the pledged equity interests.

Power of Attorney. Each shareholder of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and Mr. Haiqing Hu, who holds a 80% equity interest in Beijing Jiandatong executed an irrevocable power of attorney to appoint the PRC subsidiary as his or its attorney-in-fact to act on his or its behalf on all matters pertaining to the affiliated PRC entity and to exercise all of his or its rights as a shareholder of the affiliated PRC entity, including the right to attend shareholders meetings, to exercise voting rights, to receive any dividend and profit distribution to shareholders and to appoint directors, a general manager and other senior management of the affiliated PRC entity. The power of attorney is irrevocable and continually valid as long as the principal is the shareholder of the affiliated PRC entity.

Exclusive Call Option Agreemen.. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and their shareholders, as well as Beijing Jiandatong and Mr. Haiqing Hu, entered into an exclusive call option agreement with the relevant PRC subsidiary. Pursuant to the agreement, the PRC subsidiary and any third party designated by it have the exclusive right to purchase from the shareholders of the affiliated PRC entity all or any part of their equity interests in the affiliated PRC entity at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The shareholders of the affiliated PRC entity shall immediately transfer the purchase price they receive from the PRC subsidiary to the affiliated PRC entity when the PRC subsidiary exercises the call option. Moreover, neither the affiliated PRC entity nor its shareholders may take actions that could materially affect the affiliated PRC entity’s assets, liabilities, operation, equity and other legal rights without the prior written approval of the PRC subsidiary, including, without limitation, sale, assignment, mortgage or disposition of, or encumbrances on, the affiliated PRC entity’s assets, business or revenues; creation, assumption, guarantee or incurrence of any indebtedness except those incurred not in a form of borrowing during the ordinary business; merger or consolidation; acquisition of and investment in any third-party entities; entering into other material contracts and declaration and distribution of dividend and profit. Each agreement is for an initial term of 10 years. The agreement among Beijing iKang, iKang Holding and iKang Holding’s shareholders will expire on March 16, 2018, the agreement among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders will expire on January 11, 2021, the agreement among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders will expire on July 24, 2023, and the agreement among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu will expire on December 29, 2023. All these agreements are renewable upon the relevant PRC subsidiary’s request.

Spousal Consent Letters. Spouses of Mr. Ligang Zhang and Mr. Boquan He, the shareholders of iKang Holding, executed spousal consent letters, acknowledging that a certain percentage of the equity interest in the affiliated PRC entities held by their spouses will be disposed of pursuant to the above contractual arrangements and waiving their rights and benefits over such equity interests as spouses of shareholders of iKang Holding.

In the opinion of our PRC legal counsel, King & Wood Mallesons Lawyers, the ownership structure and the contractual arrangements described above are not in violation of current PRC laws, rules and regulations and each contract under the contractual arrangements is valid, binding and enforceable under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations; accordingly, PRC regulatory authorities may ultimately take a view that is contrary to the opinion of King & Wood Mallesons Lawyers. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure.”

D. PROPERTY, PLANT AND EQUIPMENT

We currently lease all of the properties we use to operate our business. Our principal headquarters are located at Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022. We occupy and use this office space with a gross floor area of approximately 2,551 square meters, pursuant to a lease agreement entered into on April 1, 2013 and expiring on March 31, 2019.

All of our self-owned medical centers operate under our “iKang” brand, “Guobin” brand or “Yuanhua” brand. We lease all of our self-owned medical centers and separate offices for our subsidiaries from third parties under long-term lease agreements with a range of lease periods. A typical medical center has an area of 2,500 square meters.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. OPERATING RESULTS

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Our Customer Base

We generate a substantial majority of our revenues from our corporate customers. In fiscal 2011, 2012 and 2013, we derived 84.4%, 83.2% and 86.0% of our net revenues, respectively, from our corporate customers. Our corporate customers are consisted of multinational corporations, private enterprises, government agencies and state-owned enterprises. The number of our corporate customers increased from approximately 7,100 in fiscal 2011 to approximately 11,200 in fiscal 2012 and further to approximately 17,200 in fiscal 2013. As corporate customers have represented a steady and increasing inflow of business in the past, we will continue to focus our marketing efforts on increasing our corporate customers and expect that corporate customers will continue to account for a significant majority of our revenues for the foreseeable future.

Net revenues from our individual customers accounted for 15.6%, 16.8% and 14.0% of our net revenues in fiscal 2011, 2012 and 2013, respectively. We derive revenues from offering our individual customers comprehensive healthcare services, including medical examinations, disease screening and other health management services. We view individual customers as an important long-term growth driver and plan to continue to grow our individual customer base.

Network of Self-Owned Medical Centers

Our ability to maintain or increase revenue depends, to a large extent, on the size of our nationwide network of self-owned medical centers. In fiscal 2011, 2012 and 2013, we derived 96.0%, 93.8% and 94.6% of net revenues from our self-owned medical centers, respectively. As a result, whether we can successfully expand our network of self-owned medical centers is one of the most important factors affecting our results of operations. The table below shows the number of our self-owned medical centers in operation throughout the period indicated and the number of our newly opened or acquired centers during each period.

	For the Year Ended March 31,
	2012	2013	2014
Medical centers at the beginning of the period	21	26	36
Newly constructed medical centers during the period	3	6	4
Newly acquired medical centers during the period	2	4	5
Medical centers at the end of the period	26	36	45

We plan to continue to grow our network of self-owned medical centers, which will enable us to enlarge our nationwide coverage, penetrating cities where we do not have presence currently and enhancing our market position where we already operate in. Each additional medical center in our network increases our capacity to provide medical examination services to our corporate and individual customers and contributes to our continued revenue growth. In addition, when we open additional medical centers in a city in which we already have presence, we can leverage our existing sales force, laboratories and technical support in that city and therefore increase the profitability of our local medical centers as a result of economies of scale.

The expansion of our self-owned medical center network has been driven by developing new medical centers through construction and acquisition. Each additional self-owned medical center increases the number of customer visits in our network and contributes to our continued revenue growth. However, new medical centers developed through construction or acquisition generally involve a ramp-up period during which the operating efficiency of those medical centers may be lower than that of our established medical centers, which may negatively affect our profitability. Our planned acquisitions will also result in demands being placed on our managerial, operational, technological, financial and other resources. See “Item 3.D. Risk Factors — Risks Related to Our Business — We may not realize the anticipated benefits of our past and potential future investments or acquisitions or be able to recruit or integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations.”

Seasonality

Our results of operations are affected by seasonal factors. Our quarterly revenues and results of operations have fluctuated in the past and may continue to fluctuate significantly. We typically have lower revenues and may incur a net loss during the fourth quarter of a fiscal year primarily because our self-owned medical centers generally have lower numbers of customer visits and perform fewer medical examinations around the New Year and Chinese Lunar New Year holidays, which are typically in January or February of each year. Our relatively stronger performance in the third fiscal quarter has been largely due to the fact that many of our corporate customers arrange for their employees to conduct medical examinations in the third quarter of each fiscal year.

On the other hand, our costs and expenses are less affected by seasonal factors, as a significant portion of such costs and expenses are fixed, except that we typically incur less cost of medical consumables in the fourth fiscal quarter due to the smaller number of people who use our services. As a result, our profitability in the fourth quarter of a fiscal year is typically affected the most by a combination of the lowest number of customer visits and the increase in the fixed costs and expenses associated with opening new medical centers as we expand our network. In addition, our new medical centers developed through construction or acquisition generally involve a ramp-up period before they are able to reach expected sales and profit levels, thereby also affecting our overall profitability in the fourth quarter of a fiscal year. We expect such seasonal pattern of our results of operations to continue in the foreseeable future.

Utilization of Our Self-Owned Medical Centers

Utilization of our self-owned medical centers are primarily affected by the number of people we can serve on a nationwide basis, which is subject to a capacity limit depending on the space, equipment and the number of doctors and nurses at each medical center, and on the number of individuals who use our self-owned medical centers.

To ensure accuracy of testing results, certain medical examinations can only be scheduled during limited hours in the morning, and thus limiting the number of people we can serve on a daily basis. We need to manage the number of people coming for our medical examination services each day to maintain service and quality standards and to ensure a good customer experience. Our typical medical center has a capacity limit of 350 people per day depending on the space of the center, the number of medical staff including doctors and nurses and the amount of equipment, such as ultrasound and x-ray machines. The capacity of our medical centers serving our high-end customers is smaller due to the exclusive nature of the customer experience.

Cooperative Arrangements with Third-Party Service Providers

A portion of our total net revenues is derived from services performed by third-party service providers to our customers under cooperative arrangements between us and third-party service providers in cities where we do not have self-owned medical centers. In fiscal 2011, 2012 and 2013,  4%, 7% and  6% of our net revenues were attributable to services performed by third-party service providers, respectively.

The fees that we pay to third-party service providers are calculated based on the number of medical examinations they perform for our customers. In negotiations with third-party service providers as to the fees we pay them, we consider factors such as:

•                  the overall fees we charge to our corporate customers requiring nationwide services;

•                  the types of tests in the medical examination package; and

•                  the local market price for medical examination services.

Costs of Medical Consumables and Outsourced Services

Medical consumables, including reagents, testing instruments and other consumables used in medical tests and treatment, and costs for outsourced services, including medical tests conducted by qualified third-party laboratories and medical institutions and other services performed by third-party service providers to our customers, have been the largest component of our cost of revenues, representing 38.0%, 38.8% and 37.5% of our cost of revenues in fiscal 2011, 2012 and  2013, respectively. We have set up a centralized purchasing system in each city in which we operate our self-owned medical centers with our main suppliers of general medical consumables and in particular for reagents which are relatively expensive. Such centralized purchasing systems enable us to obtain more favorable pricing if we purchase a certain amount of medical consumables from a supplier within a given period of time.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We provide medical examination services, disease screening services and other services to both individual and corporate customers, and we recognize revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services are performed and received by the customer, the amount of fees from the customer is fixed or determinable, and collectability is reasonably assured.

Medical Examination and Disease Screening

We offer medical examination and disease screening services and we render such services at the request of our customers when they visit our facilities. Medical examinations normally cover, among others, the following basic examination items: internal, gynecology, ophthalmology, ENT, dental, lab tests, electrocardiogram ultrasound and X-ray, and disease screening focuses on cancer screening, cardiovascular disease screening, certain chronic disease screening and functional medicine testing. We recognize revenues when the examination reports are issued and passed to the local couriers if hard copy reports are required by our customers, or when the examination reports are uploaded online and can be viewed by the customers online if hard copy reports are not required. We notify our customers when their examination reports are delivered to the local couriers or ready to be viewed and downloaded online. Approximately 90% of our corporate customers are located in the same city as our medical centers. A substantial portion of such corporate customers can receive the report package with same day of delivery, while a small number of such corporate customers receive the examination reports on the following day. For corporate customers (representing approximately 10% of the total number of corporate customers) which are located in different cities from where our medical centers are located, the delivery of the examination reports will generally take no more than three business days. Corporate customers usually prepay a portion of the service fees upon signing of the contract and fulfill the remaining payment obligations based on the number of services consumed by their employees. We record accounts receivables from our corporate customers when the examination reports have been delivered to employees of the corporate customers but we have not receive payments from such corporate customers.

For individual customers, we recognize revenues when the examination reports are issued and available for pick-up or to be reviewed online as we are not contractually obligated to physically deliver written examination reports to individual customers. We typically collect fees before performing medical examination and disease screening services.

Third-Party Service Providers

We engage third-party providers to provide medical examination services on behalf of us. We evaluate the services provided by the third parties to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether we act as a principal or an agent when providing the services. All of the revenues involving third-party service providers providing medical examination on behalf of us are accounted for on a gross basis since we are the primary obligor, possess the latitude in establishing prices, have the discretion to select the third-party service providers and take the credit risks.

Other Services

We provide healthcare packages of bundled services principally comprising a combination of the above services — medical examination, disease screening and other services — to our corporate customers. The healthcare package normally expires within one year from the date of purchase and does not include right of return.

We allocate revenues from the sale of bundled services to each of the revenue streams discussed above using the relative selling price of each component service based on our best estimate. Revenue recognition criteria with respect to each component service included in the bundled services is identical to as if the component services are sold on a standalone basis.

Consolidation of Variable Interest Entities

Foreign ownership of healthcare and Internet-based businesses in China is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates these industries through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate healthcare and Internet-based businesses. Specifically, foreign investment in Internet-based businesses is categorized as “restricted” and foreign investors are not allowed to own more than a 50% equity interest in an entity conducting an Internet-based business pursuant to the Administrative Rules for Foreign Investment in Telecommunication Enterprises. Also, foreign investment in the healthcare industry was categorized as “restricted” and foreign investors were not allowed to own more than a 70% equity interest in an entity conducting a healthcare-based business pursuant to the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions which took effect in July 2000. In addition, the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions also set certain qualification requirements for foreign investors, such as requiring such investors’ possession of and investment and operation experience in the medical sector. Although a December 2011 amendment to the Catalog of Industries for Guiding Foreign Investment recategorized foreign investment in the healthcare sector from “restricted” to “permitted” and various other subsequent regulations and rules state that restrictions on foreign investment in the healthcare sector should be lifted, restrictions on foreign investment in the healthcare sector still exist in practice, and the amendments have not been implemented at the provincial or municipal level in many cases and therefore many local governments continue to follow the previous rules and impose a 70% foreign ownership limit and foreign investor qualification requirements when approving and registering medical institutions. See “Item 4.B. Business Overview — Government Regulations—Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry,” and “Item 4.B. Business Overview — Government Regulations —Regulations Relating to Foreign Investment in Our Industry.” Therefore we still operated through our VIE entities. Beijing iKang, Zhejiang iKang and Yuanhua WFOE hold the power to direct the activities of the VIE entities that most significantly affect our economic performance and bear the economic risks and receive the economic benefits of the VIE entities through a series of contractual arrangements with iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong and/or their nominee shareholders, including:

•                  exclusive business cooperation agreement;

•                  exclusive call option agreement;

•                  share pledge agreement;

•                  powers of attorney; and

•                  spousal consent letter.

We believe these contractual arrangements are currently legally enforceable under PRC laws and regulations. More specifically, we believe the terms of the exclusive call option agreements give us substantive kick-out rights so that we can have the power to control nominee shareholders of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong and thus the power to direct the activities that most significantly impact the VIE entities’ economic performance. Through these contractual agreements, we believe that the nominee shareholders of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong do not have direct or indirect ability to make decisions regarding the activities of the VIE entities that could have a significant impact on the economic performance of the VIE entities because all of the voting rights of the nominee shareholders of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong have been contractually transferred to Beijing iKang, Zhejiang iKang and Yuanhua WFOE, respectively. Therefore, we have effective control over the VIE entities. In addition, we believe that our ability to exercise effective control, together with the exclusive business cooperation agreements and the share pledge agreements, give us the rights to receive substantially all, or in the case of Beijing Jiandatong, a majority of the economic benefits from the VIE entities. Hence, we believe that the nominee shareholders of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong do not have the rights to receive the expected residual returns of those VIE entities, as such rights have been transferred to Beijing iKang, Zhejiang iKang and Yuanhua WFOE. Therefore, we evaluated the rights we obtained through entering into these contractual arrangements and concluded we have the power to direct the activities that most significantly affect the VIE entities’ economic performance and also have the rights to receive the economic benefits of the VIE entities that could be significant to the VIE entities. Accordingly, we are the primary beneficiary of the VIE entities and have consolidated the financial results of the VIE entities in our consolidated financial statements since the later of the date of acquisition and incorporation.

We believe that the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of the contractual arrangements with iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong pursuant to the current PRC laws. The shareholders of iKang Holding are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of iKang Holding were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIE entities to not pay service fees under the contractual arrangements when required to do so. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.” and “— Risks Related to Our Corporate Structure — Shareholders of iKang Holding, Yuanhua Information or Beijing Jiandatong, our affiliated PRC entities, may have a potential conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.”

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based on our estimate of actual losses based on our historical experience, the age and delinquency rates of the receivables and economic and regulatory conditions. Determining appropriate allowances is an inherently uncertain process and is subject to numerous estimates and judgments, and the ultimate losses may vary from the current estimates. Our corporate customers primarily consist of multinational corporations, state-owned enterprises and government agencies which generally present less risk in their creditworthiness. Our contracts with our corporate customers are usually renewable on an annual basis and we continue to assess the creditworthiness of our customers throughout the contract period. We periodically update our allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level that we believe appropriate to adequately provide for losses incurred at the balance sheet date.

In addition to specific provisions, we have established a general allowance for receivables that are six months or more overdue as follows:

•                  overdue more than 6 months but less than one year: 5%;

•                  overdue more than one year but less than 2 years: 20%; and

•                  overdue more than 2 years: 100%.

There are no uniform credit terms with our customers. A 30% or more prepayment is required for a typical corporate customer contract. Small corporate customers with a single contract amount under RMB100,000 (US$16,101) are required to settle the payment immediately after the services are provided while large corporate customers with a single contract amount of RMB100,000 (US$16,101) or above may settle the payment on a monthly or quarterly basis, on top of the prepayment made upon signing of the contracts. Accounts receivable are collected at the joint efforts of sales representatives and accounting staff. Periodically, accounting staff provide sales representatives with detailed information, including the amount of accounts receivable, the number of individuals who received medical examination services and the unit price per person under the contract. Sales representatives confirm such information with the corporate customers, usually human resources staff who are responsible for the medical examination projects. Once our services under a contract are performed, the final contract amount will be settled within one to six months. For overdue accounts receivable from corporate customers due to their payment approval procedures or other reasons, we will consider their business reputation, financial condition, as well as their payment histories and may allow longer settlement period after our services are performed. Aside from specific provisions, we provide 20% general provision to accounts receivable aging from one year to two years and 100% general provision to accounts receivable aging beyond two years.

The length of the medical examination service period for corporate customers ranges from ten days to one year depending on the size of the contracts.

We target the days of sales outstanding to be between 60 days and 90 days. Fees for individual customers are collected before the performance of the services while fees for corporate customers are collected after the services are provided.

Accounts receivable are written off only in rare cases when a corporate customer goes bankrupt or ceases operations.

Impairment of Goodwill and Intangible Assets

We review the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable at least annually.

Goodwill is tested for impairment at the reporting unit level on an annual basis (March 31 of each year) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term growth rate for our business, estimation of the useful life over which cash flows will occur, and determination of the our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this pronouncement since June 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. There are several methods that can be used to determine the fair value of the assets acquired and the liabilities assumed. For intangible assets, we typically use the discounted cash flow method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the discounted cash flow method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

Intangible assets with determinable useful lives are amortized on a straight-line basis. We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows the asset is expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In fiscal2011, 2012 and 2013, no impairment losses of intangible assets was recognized.

The intangible assets included in our consolidated balance sheet as of March 31, 2013 and 2014 included trade name, operating license, customer relationship, contract backlog, favorable lease contract, and non-compete contract.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Impairment of Property, Equipment and Other Long-Lived Assets

We utilize significant amounts of property and equipment in providing services to our customers. We use straight-line depreciation for property, equipment, and leasehold improvements over their respective estimated useful lives. Changes in technology or changes in the intended use of property and equipment may cause the estimated useful life or the value of these assets to change. We periodically review the appropriateness of the estimated economic useful lives for each category of property and equipment.

Periodically we assess potential impairment of our property and equipment. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset or asset group may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows that the asset is expected to generate. We recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair market value of the asset.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

Uncertainties exist with respect to the application of the EIT Law, and its implementing rules to our operations, specifically with respect to our tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered PRC resident enterprises for PRC income tax purposes if their “de facto management bodies” are located within the PRC. Circular 82 and Bulletin 45 issued by the SAT set forth the definition of “de facto management body” and provide the guidance for determining the tax residency status of a Chinese controlled offshore incorporated enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals, the determination criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, it would adversely affect our results of operations. See “Item 3.D. Risk Factors —— Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

Fair Value of Common and Preferred Shares

Prior to the listing of our ADSs on the NASDAQ Global Select Market on April 9, 2014, we were a private company with no quoted market prices for our common and preferred shares. We have therefore needed to make estimates of the fair value of our common and preferred shares at various dates for the purpose of determining the fair value of our shares: (i) at each date when we acquired another entity using our common shares and preferred shares as acquisition consideration, (ii) at each date when we granted a share-based compensation award to our employees in order to determine the grant date fair value of such award, and (iii) at the date of issuance of our convertible instruments in order to determine any beneficial conversion feature.

The fair value of the common shares, preferred shares, convertible instruments and options granted to our employees were estimated by us with assistance of an independent third-party valuation firm.

In determining the fair value of our common and preferred shares, we have considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our common shares in 2004, 2005, 2006, 2007, 2010, 2011, 2012, 2013 and 2014 with the assistance of our independent third-party appraiser. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our common shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of our common shares include:

•                  Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors.

In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in healthcare industry were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the healthcare industry, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we plans to list our shares in the United States.

•                  DLOM. When determining the DLOM, the option-pricing method (put option) were applied to quantify the DLOM where applicable. Although it is reasonable to expect that the completion of this offering will add value to our shares because we will have increased liquidity and marketability as a result of this offering, the amount of additional value can be measured with neither precision nor certainty.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. Our revenue and earnings growth rates contributed significantly to the increase in the fair value of our common shares from 2004 to the first to third quarters of 2014. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include:

•                  no material changes in the existing political, legal and economic conditions in China;

•                  no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•                  our ability to retain competent management, key personnel and staff to support our ongoing operations; and

•                  no material deviation in market conditions from economic forecasts.

The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 15.50% to 25%.

We used the option-pricing method to allocate equity value of our company to preferred and common shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

Share-Based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the contractual term of the options, the expected dividends on the underlying common shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

Newly Adopted Accounting Pronouncements

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option to perform a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The guidance is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We have adopted this guidance on April 1, 2013. The adoption of this guidance did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not yet Adopted

In January, 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. We do not expect the adoption of this guidance will have a material effect on our consolidated financial statements.

In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. We do not expect the adoption of this guidance will have a material effect on our consolidated financial statements.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                  For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                  For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                  For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                  The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                  An explanation of the reasons for significant changes.

We are in processing to adopt this pronouncement.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation — Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this guidance will have a material effect on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of our net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	For the Year Ended March 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues	93,713	100.0	133,871	100.0	202,304	100.0
Cost of revenues	49,506	52.8	71,079	53.1	106,405	52.6
Gross profit	44,207	47.2	62,792	46.9	95,899	47.4
Operating expenses:
Sales and marketing	14,005	14.9	18,486	13.9	28,879	14.3
General and administrative	14,756	15.8	23,447	17.5	32,053	15.8
Research and development	748	0.8	1,270	0.9	1,603	0.8
Write-off of leasehold improvements	309	0.3	—	—	—	—
Income from operations	14,389	15.4	19,589	14.6	33,364	16.5
Gain from forward contracts	—	—	—	—	57	0.0
Interest expense	(159)	0.2	(1,106)	0.8	(1,331)	0.6
Interest income	101	0.1	100	0.1	93	0.0
Income before provision for income taxes and loss from equity method investment	14,331	15.3	18,583	13.9	32,183	15.9
Income tax expenses	3,939	4.2	6,134	4.6	10,101	5.0
Income before loss from equity method investment	10,392	11.1	12,449	9.3	22,082	10.9
Loss from equity method investment	—	—	—	—	156	0.1
Net income	10,392	11.1	12,449	9.3	21,926	10.8
Less: Net income attributable to non-controlling interest	690	0.7	338	0.3	319	0.2
Net income attributable to iKang Healthcare Group, Inc.	9,702	10.4	12,111	9.0	21,607	10.6

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Net Revenues. Net revenues increased 51.1% from US$133.9 million in fiscal 2012 to US$202.3 million in fiscal 2013. This increase was primarily due to an increase in revenues from our medical examination services.

•                  Net revenues from medical examination services increased 49.3% to US$173.9 million in fiscal 2013 from US$116.4 million in fiscal 2012. This increase was primarily due to the increase in the number of people who used our services, which was largely attributable to an increase in the number of corporate customers as a result of our sales efforts and expanded service capacity. The aggregate number of people who used our medical examination services increased from approximately 1,734,000 in fiscal 2012 to approximately 2,455,000  in fiscal 2013. The overall average price for our medical examination services increased to US$71 per person for fiscal 2013 compared to US$67 per person in fiscal 2012.

•                  Net revenues from disease screening services increased 62.5% to US$15.0 million in fiscal 2013 from US$9.2 million in fiscal 2012, primarily due to the increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop our disease screening business. The number of people who used our disease screening services increased to approximately 455,000 in fiscal 2013 from approximately 384,000 in fiscal 2012.

•                  Net revenues from other services increased 63.6% to US$13.4 million in fiscal 2013 from US$8.2 million in fiscal 2012, primarily because the demand for our outpatient services and dental services increased.

Cost of Revenues. Cost of revenues increased 49.7% to US$106.4 million in fiscal 2013 from US$71.1 million in fiscal 2012. Cost of revenues as a percentage of our net revenues decreased to 52.6% in fiscal 2013 from 53.1% in fiscal 2012.

•                  Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 44.7% to US$39.9 million in fiscal 2013 from US$27.6 million in fiscal 2012, primarily due to the continued growth of our medical examination and disease screening businesses. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues decreased to 19.7% in fiscal 2013 from 20.6% in fiscal 2012.

•                  Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 52.4% to US$31.9 million in fiscal 2013 from US$20.9 million in fiscal 2012, primarily due to an increase in the salaries and benefits provided to doctors and nurses and an increase in the number of doctors and nurses as the number of our medical centers increased to 45 as of March 31, 2014 from 36 as of March 31, 2013. Cost of revenues relating to salaries and benefits as a percentage of our net revenues slightly increased to 15.7% in fiscal 2013 from 15.6% in fiscal 2012.

•                  Rental and Office Expenses. Rental and office expenses increased 61.1% to US$25.7 million in fiscal 2013 from US$15.9 million in fiscal 2012, primarily due to the increase in average rent and the number of our self-owned medical centers to 45 as of March 31, 2014 from 36 as of March 31, 2013. Cost of revenues relating to rental and office expenses as a percentage of our net revenues increased to 12.7% in fiscal 2013 from 11.9% in fiscal 2012.

•                  Depreciation and Amortization. Depreciation and amortization cost increased 34.9% to US$9.0 million in fiscal 2013 from US$6.6 million in fiscal 2012, primarily as a result of our purchase of new medical equipment in fiscal 2013 for our new medical centers and to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues decreased to 4.4% in fiscal 2013 from 5.0% in fiscal 2012.

Gross Profit and Gross Margin. Gross profit increased 52.7% to US$95.9 million in fiscal 2013 from US$62.8 million in fiscal 2012. Gross margin increased to 47.4% in fiscal 2013 from 46.9% in fiscal 2012.

Operating Expenses. Total operating expenses increased 44.7% to US$62.5 million in fiscal 2013 from US$43.2 million in fiscal 2012. Operating expenses as a percentage of our net revenues decreased to 30.9% in fiscal 2013 from 32.3% in fiscal 2012.

•                  Sales and Marketing. Sales and marketing expenses increased 56.2% to US$28.9 million in fiscal 2013 from US$18.5 million in fiscal 2012 primarily due to (i) a US$5.6 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel and (ii) a US$4.5 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2013 in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses increased to 14.3% in fiscal 2013 from 13.9% in fiscal 2012.

•                  General and Administrative. General and administrative expenses increased 36.7% to US$32.1 million in fiscal 2013 from US$23.4 million in fiscal 2012, primarily due to (i) a US$3.4 million increase in salaries and employee benefits as a result of the increased salary standard for our administrative staff, and (ii) a US$5.5 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers. As a percentage of our net revenues, general and administrative expenses decreased to 15.8% in fiscal 2013 from 17.5% in fiscal 2012.

•                  Research and Development. Research and development expenses increased 26.2% to US$1.6 million in fiscal 2013 from US$1.3 million in fiscal 2012, primarily due to an increase in costs of outsourcing the development and maintenance of some of our information technology application systems.

Interest Expense. Our interest expense increased 20.3% to US$1.3 million in fiscal 2013 from US$1.1 million in fiscal 2012, primarily due to an increase in our bank loans to US$20.1 million in fiscal 2013 from US$5.5 million in fiscal 2012.

Interest Income. Our interest income decreased 7.0% to US$93,000 in fiscal 2013 from US$100,000 in fiscal 2012, primarily due to a decrease in our cash deposit balances.

Income Tax Expenses. Income tax expense increased to US$10.1 million in fiscal 2013 from US$6.1 million in fiscal 2012, primarily due to the increase in our profit.

Net Income. As a result of the foregoing, our net income increased to US$21.9 million in fiscal 2013 from US$12.4 million in fiscal 2012.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net Revenues. Net revenues increased 42.9% to US$133.9 million in fiscal 2012 from US$93.7 million in fiscal 2011. This increase was primarily due to an increase in revenues from our medical examination services.

•                  Net revenues from medical examination services increased 47.4% to US$116.4 million in fiscal 2012 from US$79.0 million in fiscal 2011. This increase was primarily due to the increase in the number of people who used our services, which was largely attributable to an increase in the number of corporate customers as a result of our sales efforts and expanded service capacity. The aggregate number of people who used our medical examination services increased to approximately 1,734,000 in fiscal 2012 from approximately 1,256,000 in fiscal 2011. The overall average price for our medical examination services increased to US$67 per person for fiscal 2012 compared to US$63 per person in fiscal 2011.

•                  Net revenues from disease screening services increased 79.0% to US$9.2 million in fiscal 2012 from US$5.2 million in fiscal 2011, primarily due to the increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop our disease screening business. The number of people who used our disease screening services increased to approximately 384,000 in fiscal 2012 from approximately 182,000 in fiscal 2011.

•                  Net revenues from other services decreased 14.4% to US$8.2 million in fiscal 2012 from US$9.6 million in fiscal 2011, primarily because we focused on the growth of our medical examination services and disease screening.

Cost of Revenues. Cost of revenues increased 43.6% to US$71.1 million in fiscal 2012 from US$49.5 million in fiscal 2011. Cost of revenues as a percentage of our net revenues increased to 53.1% in fiscal 2012 from 52.8% in fiscal 2011.

•                  Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 46.8% to US$27.6 million in fiscal 2012 from US$18.8 million in fiscal 2011, primarily due to the continued growth of our medical examination and disease screening businesses. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues increased to 20.6% in fiscal 2012 from 20.1% in fiscal 2011. Such costs increased in line with the growth of our medical examination business.

•                  Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 48.9% to US$20.9 million in fiscal 2012 from US$14.0 million in fiscal 2011, primarily due to an increase in the salaries and benefits provided to doctors and nurses and an increase in the number of doctors and nurses as the number of our medical centers increased to 36 as of March 31, 2013 from 26 as of March 31, 2012. Cost of revenues relating to salaries and benefits as a percentage of our net revenues increased to 15.6% in fiscal 2012 from 15.0% in fiscal 2011, primarily because of the relatively large increase in benefits.

•                  Rental and Office Expenses. Rental and office expenses increased 40.7% to US$15.9 million in fiscal 2012 from US$11.3 million in fiscal 2011, primarily due to the increase in average rent and the number of our self-owned medical centers to 36 as of March 31, 2013 from 26 as of March 31, 2012. Cost of revenues relating to rental and office expenses as a percentage of our net revenues decreased to 11.9% in fiscal 2012 from 12.1% in fiscal 2011 primarily due to the increasing utilization of our centers.

•                  Depreciation and Amortization. Depreciation and amortization cost increased 24.4% to US$6.6 million in fiscal 2012 from US$5.3 million in fiscal 2011, primarily as a result of our purchase of new medical equipment in fiscal 2012 to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues decreased to 5.0% in fiscal 2012 from 5.6% in fiscal 2011.

Gross Profit and Gross Margin. Gross profit increased 42.0% to US$62.8 million in fiscal 2012 from US$44.2 million in fiscal 2011. Gross margin decreased to 46.9% in fiscal 2012 from 47.2% in fiscal 2011.

Operating Expenses. Total operating expenses increased 44.9% to US$43.2 million in fiscal 2012 from US$29.8 million in fiscal 2011. Operating expenses as a percentage of our net revenues increased to 32.3% in fiscal 2012 from 31.8% in fiscal 2011.

•                  Sales and Marketing. Sales and marketing expenses increased 32.0% to US$18.5 million in fiscal 2012 from US$14.0 million in fiscal 2011 primarily due to (i) a US$2.6 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel and (ii) a US$1.7 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2012 in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses increased to 13.9% in fiscal 2012 from 14.9% in fiscal 2011.

•                  General and Administrative. General and administrative expenses increased 58.9% to US$23.4 million in fiscal 2012 from US$14.8 million in fiscal 2011, primarily due to (i) a US$4.6 million increase in salaries and employee benefits as a result of the increased headcount of our administrative staff, (ii) a US$2.0 million increase in other expenses as a result of an increase in provision for doubtful accounts and (iii) a US$1.4 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers. As a percentage of our net revenues, general and administrative expenses increased to 17.5% in fiscal 2012 from 15.8% in fiscal 2011.

•                  Research and Development. Research and development expenses increased 69.8% to US$1.3 million in fiscal 2012 from US$0.7 million in fiscal 2011, primarily due to an increase in salaries and benefits paid to our research and development staff and an increase in costs of outsourcing the development and maintenance of some of our information technology application systems.

•                  Impairment of Leasehold Improvement. We incurred a US$0.3 million impairment loss of leasehold improvement in fiscal 2011 in connection with our termination of the operations of Chengdu iKang Guobin Blue Coast Health Technology Co., Ltd.

Interest Expense. Our interest expense significantly increased to US$1.1 million in fiscal 2012 from US$0.2 million in fiscal 2011, primarily due to an increase in our bank loans to US$5.5 million in fiscal 2012 from US$1.6 million in fiscal 2011.

Interest Income. Our interest income slightly decreased 1.0% to US$100,000 in fiscal 2012 from US$101,000 in fiscal 2011.

Income Tax Expenses. Income tax expense increased to US$6.1 million in fiscal 2012 from US$3.9 million in fiscal 2011, primarily due to the increase in our profit.

Net Income. As a result of the foregoing, our net income increased to US$12.4 million in fiscal 2012 from US$10.4 million in fiscal 2011.

B. LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been proceeds from issuance of our preferred shares and common shares through private placements, cash generated from our operations and more recently the proceeds form our initial public offering in April 2014. As of March 31, 2014, we had US$30.2 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original stated maturities of 90 days or less.

As of March 31, 2012, 2013 and 2014, our total current liabilities amounted to US$42.1 million, US$73.9 million and US$103.4 million, respectively. We had short-term bank borrowings of US$1.6 million, US$5.5 million and US$ 18.2 million outstanding as of March 31, 2012, 2013 and 2014, respectively. We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our existing cash balance, operating cash flow, bank borrowings and proceeds from our initial public offering.

Accounts receivable that were aged over one year as a percentage of our gross accounts receivable increased to 19.7% as of March 31, 2014 compared to 19.3% as of March 31, 2013. Accounts receivable that were aged over one year accounted for 11.2% of our gross accounts receivable as of March 31, 2012. Days of sales outstanding decreased to 76 days in fiscal 2013 91 days in fiscal 2012, primarily due to our efforts to improve the collection of accounts receivable. We provide favorable payment terms to certain of our corporate customers based on our long-term relationship with them and their good credit history in past periods in order to maintain continuous business from these customers.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended March 31,
	2012	2013	2014
	US$	US$	US$
	(in thousands)
Net cash generated from operating activities	14,005	16,314	34,303
Net cash used in investing activities	(15,706)	(16,058)	(96,714)
Net cash (used in)/provided by financing activities	(1,161)	50,824	29,342
Effect of exchange rate changes	595	199	136
Net (decrease) increase in cash and cash equivalents	(2,267)	51,279	(32,933)
Cash and cash equivalents at the beginning of year (period)	14,142	11,875	63,154
Cash and cash equivalents at the end of year (period)	11,875	63,154	30,221

Operating Activities

Net cash generated from operating activities amounted to US$34.3 million in fiscal 2013, which was primarily attributable to (i) net income of US$21.9 million, (ii) an increase in income tax payable of US$3.8 million, (iii) an increase in deferred revenues of US$1.8 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, and (iv) an increase in accrued expenses and other current liabilities of US$2.9million primarily attributable to accrued payroll and performance-based bonuses for our employees, which was partially offset by the increase in accounts receivable of US$3.8 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of (i) depreciation and amortization of US$10.8 million incurred during the year, and (ii) provision for doubtful account of US$1.1 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$16.3 million in fiscal 2012, which was primarily attributable to (i) net income of US$12.4 million, (ii) an increase in deferred revenues of US$1.6 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, (iii) an increase in accrued expenses and other current liabilities of US$3.1 million primarily attributable to accrued payroll and performance-based bonuses for our employees, and (vi) an increase of accounts payable of US$1.9 million primarily due to the increase in payables to suppliers and third-party service providers in line with the growth of our business, which was partially offset by the increase in accounts receivable of US$13.0 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of (i) depreciation and amortization of US$7.7 million incurred during the year, (ii) share-based compensation of US$2.3 million as a result of the options we issued in fourth fiscal quarter of fiscal 2012, and (iii) provision for doubtful account of US$1.8 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$14.0 million in fiscal 2011, which was primarily attributable to (i) net income of US$10.4 million, (ii) an increase in accrued expenses and other current liabilities of US$2.2 million primarily attributable to accrued rental expenses and accrued payroll and performance-based bonuses for our employees and accrued fees to be paid to third-party service providers, and (iii) an increase in income-tax payable of US$1.3 million we provided for fiscal 2011 primarily due to the increase in our taxable income, which was partially offset by the increase in accounts receivable of US$6.4 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of depreciation and amortization of US$6.3 million incurred during the year.

Investing Activities

Net cash used in investing activities amounted to US$96.7 million in fiscal 2013, which was primarily attributable to (i) property refurbishment and purchase of medical equipment in the amount of US$35.8 million to support our business growth, (ii) payment for the medical centers we acquired in fiscal 2013 in the amount of US$41.3 million, and (iii) restricted cash as collateral for our bank borrowings with Chinese commercial banks in the amount of US$18.4 million.

Net cash used in investing activities amounted to US$16.1 million in fiscal 2012, which was primarily attributable to (i) property refurbishment and purchase of medical equipment in the amount of US$10.0 million to support our business growth, and (ii) payment for the medical centers we acquired in fiscal 2012 in the amount of US$6.0 million.

Net cash used in investing activities amounted to US$15.7 million in fiscal 2011, which was primarily attributable to (i) property refurbishment and purchase of medical equipment in the amount of US$12.2 million to support our business growth, and (ii) the payment for the medical centers we acquired in fiscal 2011 in the amount of US$3.0 million.

Financing Activities

Net cash provided by financing activities amounted to US$29.3million in fiscal 2013, which was primarily attributable to (i) the proceeds in the amount of US$25.2 million from the issuance of convertible redeemable preferred shares, and (ii) the proceeds in the amount of US$20.3 million we received from short-term borrowings, which was partially offset by (i) our repayment of short-term borrowings in the amount of US$7.4 million and (ii) the cash we paid for purchase of non-controlling interest of iKang Shanghai Xikang Road.

Net cash provided by financing activities amounted to US$50.8 million in fiscal 2012, which was primarily attributable to (i) the proceeds in the amount of US$45.0 million from the issuance of convertible redeemable preferred shares, (ii) the proceeds in the amount of US$7.8 million we received from short-term borrowings, and (iii) the proceeds in the amount of US$2.0 million we received from convertible loan, which was partially offset by our repayment of short-term borrowings in the amount of US$4.0 million.

Net cash used in financing activities amounted to US$1.2 million in fiscal 2011, which was primarily attributable to (i) the purchase in the amount of US$3.2 million of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd. or iKang Shanghai Xikang Road, and (ii) the dividend distribution in the amount of US$0.4 million to non-controlling interest shareholder of iKang Shanghai Xikang Road, which was partially offset by (i) the proceeds in the amount of US$1.6 million we received from short-term borrowings and (ii) capital contribution in the amount of US$0.5 million from non-controlling interest holder of iKang Zhejiang, Inc.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of medical centers and the purchase of medical equipment for our medical centers. Our capital expenditures amounted to US$15.8 million, US$16.2 million and US$77.5 million in fiscal 2011, 2012 and 2013, respectively. We expect to continue to invest in acquisitions of medical centers and the purchase of medical equipment through fiscal 2014. Our actual future capital expenditures may differ from the amounts for fiscal 2011, 2012 and 2013 as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.                  PRODUCT DEVELOPMENT

As of March 31, 2014, we employed 26 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to three information technology staff depending on center size. We believe that these intelligent systems and our sophisticated online health records increase the stickiness of our services and help us convert customers who first come to us under corporate accounts into additional individual paying customers.

Our research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, (ii) office rental and general expenses associated with the research and development activities, (iii) professional fees for outsourcing the development of some of our information technology systems and (iv) related depreciation and amortization expenses. In fiscal 2011, 2012 and 2013, our research and development expenses were US$0.7 million, US$1.3 million and US$1.6 million, respectively.

D.                     TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                     OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. One of our subsidiaries has entered into two foreign currency exchange forward contracts. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                      CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Our contractual obligations consist of leases for our medical centers and offices under lease agreements. The following table sets forth our contractual obligations as of March 31, 2014.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
	(US$ in thousands)
Operating lease obligations	148,528	27,870	48,847	71,811

Rental expenses under operating leases were approximately US$11.1 million, US$16.4 million and US$28.1 million in fiscal 2011, 2012 and 2013, respectively. Other than the guarantees or collateral we provided for our bank loans, we did not have any significant capital and other commitments or guarantees as of March 31, 2014.

G.       SAFE HARBOR

See “Forward-looking Statements” on page 2 of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive offeirs is c/o iKang Healthcare Group, Inc., B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Ligang Zhang	43	Chairman of the Board of Directors, Chief Executive Officer
Boquan He	53	Vice Chairman
Feiyan Huang	43	Director, Chief Operating Officer
Minjian Shi	52	Director
Qing Liu	36	Director
Ruby Lu	43	Independent Director
Thomas McCoy Roberts	66	Independent Director
Daqing Qi	50	Independent Director
David Ying Zhang	41	Independent Director
Yang Chen	44	Chief Financial Officer
Yafang Zhou	55	Senior Vice President
Yunming Hui	54	Vice President
Elmer Liu	50	Vice President

Ligang Zhang is our founder and has served as our director, chairman and chief executive officer since December 2003. Mr. Zhang was one of the co-founders of eLong.com, a NASDAQ-listed company, and he served as chief executive officer of its China operation from 1999 to 2003. From 1998 to 1999, Mr. Zhang served as head of product development of Sohu.com Inc., a NASDAQ-listed leading Chinese web portal. Mr. Zhang founded Harvard China Review in 1997 and co-founded Harvard China Forum in 1998. Mr. Zhang received a bachelor’s degree in biology and chemistry from Concordia College in the U.S. and a master’s degree in genetics from Harvard University. Mr. Zhang has been a member of Harvard Graduate School of Arts and Science Alumni Association Council since 2005. Mr. Zhang is married to Ms. Feiyan Huang.

Boquan He has served as our director since July 2007. In 2004, Mr. He founded Guangdong Nowadays Investment Co., Ltd, a professional investment company focusing on retail and service industries in China, and served as chairman of the board of directors. Mr. He founded and served as the chief executive officer of Robust Group from 1989 to 2002. Mr. He is co-founder and has served as co-chairman of 7 Days Group Holdings Limited, a previously NYSE-listed economy hotel chain company and director in NYSE-listed Noah Holdings Limited.

Feiyan Huang has served as our director since February 2005 and hold various positions including vice president of sales and marketing, general manager for Beijing, Shanghai and Shenzhen operations, chief marketing officer and currently serves as our chief operating officer. Ms. Huang has more than 20 years sales and marketing experience. Ms. Huang was one of the co-founders of eLong.com and served as vice president of sales and marketing at eLong.com from 1999 to 2004. Ms. Huang earned a bachelor’s degree in industrial management engineering from Shanghai Jiao Tong University. She studied computer science at Mount Holyoke College and business at Boston University School of Management. Ms. Huang is married to Mr. Ligang Zhang.

Minjian Shi has served as our director since July 2008. Mr. Shi has served as managing director of Guangzhou Tomorrow Investment Management since May 2011 and of Guangdong Nowadays Investment from April 2005 to May 2011. From September 2000 to April 2005, he served as vice president of finance of Group Robust, a member of Danone Group. From September 1995 to May 2000, Mr. Shi served as commercial manager of Unilever in Australia and China. Mr. Shi served as director of 7 Days Group Holdings Limited from September 2006 to November 2010. Mr. Shi received a bachelor’s degree from Shanghai Jiao Tong University and a master’s degree in finance from Macquarie University.

Qing Liu has served as our director since March 2013. Ms. Liu is a managing director in the merchant banking division of Goldman Sachs. Ms. Liu also serves as a director of Shanghai La Chapelle Fashion Co., Ltd. Ms. Liu has a bachelor’s degree from Peking University and a master’s degree from Harvard University. Ms. Liu is a member of Harvard Graduate School of Arts and Science Alumni Association Council.

Ruby Lu has served as our independent director since July 2014. Ms. Lu is a general partner at DCM and co-founded DCM China in 2006. DCM is a venture capital investment company headquartered in Silicon Valley and its investments portfolio in China include companies such as VIP.com, 58.com, Bitauto.com and Dangdang.com, which are all listed on NYSE. Prior to joing DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co.. Ms. Lu received her master’s degree in international economics as well as energy, environment, science and technology from Johns Hopkins University, and bachelor’s degree in economics with honors from the University of Maryland.

David Ying Zhang has served as our director since December 2013 and our board declared him to be an independent director in March 2014. Mr. Zhang was also our director from November 2005 to March 2013. Mr. Zhang is a founding managing partner for Matrix Partners China. Mr. Zhang is on the board of directors of Sungy Mobile, Kingsoft Internet Security Software, Momo Technology Company and Beijing Xin Wu Bu Er Electronic Commerce. Mr. Zhang also co-manages WI Harper’s China portfolios. Prior to joining WI Harper, he worked at ABN AMRO and Salomon Smith Barney, and at University of California, San Francisco conducting medical research. Mr. Zhang received an M.S. degree in biotechnology and business from Northwestern University and a bachelor degree in clinical science from California State University, San Francisco.

Thomas McCoy Roberts has served as our independent director since March 2014. Dr. Roberts has served as professor of biological chemistry and molecular pharmacology at Harvard Medical School and the Dana-Farber Cancer Institute since 2011. He has served as Co-Chair Department of Cancer Biology at Dana Farber Cancer Institute since 1995 and Co-director for the Dana-Farber/Novartis Drug Discovery Program since 1992. He was a professor of pathology at Harvard Medical School and Dana-Farber Cancer Institute from 1990 to 2011, associate professor of pathology from 1986-1990 and assistant professor of pathology from 1980-1986. He served as Chair in Division of Medical Sciences and Faculty Dean for Graduate Education at Harvard Medical School from 1995 to 2008. Dr. Roberts received a bachelor’s degree from Wabash College in 1970 and Ph.D. in Harvard University in 1976.

Daqing Qi has served as our independent director since March 2014. Dr. Qi has served as a professor of accounting at the Cheung Kong Graduate School of Business (CKGSB) since July 2005. He served as associate dean of CKGSB from July 2005 to June 2013. He began teaching at CKGSB in 2002 and was the founding director of its executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accountancy of the Chinese University of Hong Kong from 2000 to 2002 and assistant professor from 1996-2000. He served as a part-time instructor in the Department of Accounting at Michigan State University from 1992-1996. Dr. Qi also serves on the board of directors of Sohu.com Inc., Autonavi Holding Limited and Bona Film Group Limited, each listed on NASDAQ, and Honghua Group Limited and SinoMedia Holding Limited, both listed on the Hong Kong Stock Exchange. Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an MBA from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University.

Yang Chen has served as our chief financial officer since April 2013. Prior to joining iKang, Mr. Chen was vice president of Finance & Strategy at Campbell Soup Asia. Mr. Chen also held a variety of senior management positions at Lee Kum Kee, Dumex, PepsiCo and Wyeth after working at Arthur Andersen as an auditor. Mr. Chen has a bachelor’s degree in international finance from Shanghai University of Finance and Economics and received an EMBA degree from Olin School of Business of Washington University in St. Louis. Mr. Chen is a member of the Chinese Institution of Certified Accountants.

Yafang Zhou has served as our senior vice president since August 2007. Ms. Zhou founded iKang Shanghai Xikang Road in 2000 and has served as the director and president of iKang Shanghai Xikang Road since its incorporation. She has also served as vice president of Shanghai Guobin Healthcare Holding Group from June 2006 to August 2007. From October 1994 to May 2002, Ms. Zhou founded Shanghai International Peace Xinfeng Healthcare Co., Ltd and served as president and general manager. She also worked with the Shanghai Municipal Health Bureau from January 1984 to October 1994.

Yunming Hui has served as our vice president since 2006. Mr. Hui has over 25 years of experience in the medical and healthcare industry. Mr. Hui served as chief executive officer and director of 91985.com, an Internet company, from September 2003 to December 2005. From March 1997 to July 2002, Mr. Hui served as vice president of Health Medicine (China) Limited.

Elmer Liu has served as our vice president of medical operations since December 2013. Mr. Liu also serves as secretary general of Taiwan Academy of Anti-Aging and Regenerative Medicine, director of Amber Hospitality Management Co. Ltd. and director of Wellness Hospitality Management Co. Ltd. Mr. Liu has also held management positions with Chinatrust Group and New World Development Group. Mr. Liu graduated from Feng Chia University with a bachelor’s degree in business administration and also has a master’s degree in hotel & food service management from Florida International University.

B. COMPENSATION

For the fiscal year ended March 31, 2014, the aggregate cash compensation paid to our directors and executive officers was approximately RMB11 million (US$1.8 million). No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. We may terminate an executive officer’s employment for cause at any time, with prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to perform agreed duties, acts that cause material damage to us, a conviction of a crime, or breach of his non-compete or confidentiality obligations, subject to compliance with applicable laws governing employment administration. An executive officer may terminate his or her employment at any time by 30-day prior written notice. Each executive officer is entitled to certain benefits upon termination, including an unpaid portion of the base salary and reimbursement for certain expenses.

Share Incentive Plan

Our board of directors adopted three Share Incentive Plans in February and April 2013 and March 2014, respectively. The purpose of the Share Incentive Plans will be to attract, motivate, reward and retain selected employees and other eligible persons, and hence to drive the success of our business. The Share Incentive Plans provide for the issuance of up to 3,074,000 Class A common shares.

Eligible participants. Certain employees and consultants are eligible to participate in the Share Incentive Plans.

Share reserve. The maximum aggregate number of common shares that will be issued under the Share Incentive Plans is 3,074,000.

Administration . The compensation committee, as designated by the board of directors and as described under “— Board committees — Compensation committee”, will administer the Share Incentive Plans, unless otherwise determined by the board of directors. The compensation committee will have the authority to, among other things, interpret and administer the plan, issue rules and regulations for plan administration, designate plan participants and determine the awards available to each participant and the terms and conditions of these awards. The committee may also determine whether, to what extent, under what circumstances and by what methods any awards may be settled, exercised and deferred.

Options. An option granted under the Share Incentive Plans will have specified terms set forth in an award agreement and will also be subject to the provisions of the Share Incentive Plans. The compensation committee will determine in the relevant award agreement the purchase price per share upon exercise of the option, with the purchase price being no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant award agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the common shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the Share Incentive Plans will not exceed 4 years from the date the option is granted. The consideration to be paid for our common shares upon exercise of an option or purchase of shares underlying the option will include cash, common shares, other securities, other awards or other property, or any combination of the foregoing methods of payment.

Restricted stock. Restricted stock issued under the Share Incentive Plans will be subject to restrictions imposed by the compensation committee, including limitations on the right to vote or receive dividends. The compensation committee may also determine that certain or all of these restrictions will lapse after a given period of time.

Restricted stock units. Restricted stock units issued under the Share Incentive Plans will represent the right to receive the value of our common shares (or a percentage of such value) at a specified date in the future, subject to the forfeiture of this right. Like restricted stock, restricted stock units are subject to certain restrictions and limitations that may imposed by the compensation committee.

Transferability . Unless the compensation committee determines otherwise, our Share Incentive Plans will not allow for the assignment, alienation, sale or transfer of awards other than by will or the laws of descent and distribution. Only the recipient of an award may exercise the award during his or her lifetime.

Change of control. Our Share Incentive Plans will provide that in the event of a change of control event, as defined in the Share Incentive Plans, all awards shall become fully vested and exercisable, and any restrictions applicable to any awards shall automatically lapse.

Amendment and termination. Our Share Incentive Plans will automatically terminate on the tenth anniversary of the respective effective date of each plan, unless we terminate it sooner. Our board of directors will have the authority to amend, suspend or terminate the Share Incentive Plans provided such action does not impair the rights of any participant with respect to any outstanding awards. Shareholder approval will be required for a decision to amend, suspend or terminate the plan if such is required by certain tax or regulatory requirements, or if the amendment proposed would increase the total number of common shares reserved or change the maximum number of common shares.

The table below sets forth, as of the date of this annual report, the option grants made to our directors and executive officers and to other individuals as a group under our Share Incentive Plans.

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Ligang Zhang	*	5.1288	March 18, 2013	March 17, 2023
Feiyan Huang	*	5.1288	March 18, 2013	March 17, 2023
Yang Chen	*	6.0000	September 12, 2013	September 11, 2023
Yafang Zhou	*	5.1288	February 27, 2014	February 26, 2024
Yunming Hui	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	February 27, 2014	February 26, 2024
Other individuals	*	6.0000	March 18, 2013	March 17, 2023
Other individuals	*	6.0000	February 27, 2014	February 26, 2024

*      Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of March 31, 2014, we had not issued restricted shares to any of our directors or executive officers. As of March 31, 2014, 1,888,698 options and warrants were outstanding.

In December 2013, we entered into an option award arrangement agreement with the general manager of Shanghai Huajian Clinic Ltd., or Huajian, who held a 33% equity interest in Huajian, in connection with her continuous employment with Huajian following our acquisitions of majority equity interests in Huajian. Pursuant to this option award arrangement agreement, the general manager agrees to continue managing the operations of Huajian and we will grant her an option to purchase our 300,000 Class A common shares.

C.       BOARD PRACTICES

Board of Directors

Our board of directors currently consists of nine directors. A vacancy on our board may be filled by the members or by any remaining directors. Under our amended and restated memorandum and articles of association, our board of directors will consist of at least three directors. Our directors will be elected by an ordinary resolution passed by the holders of common shares or by the affirmative of a simple majority of the remaining directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

As a “foreign private issuer” we may take advantage of exemptions from certain corporate governance requirements of the Nasdaq Stock Market Rules. Accordingly, you will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq’s corporate governance requirements. See “Item 3.D. Risk Factors — Risks Related to the ADSs — We will rely on the foreign private issuer exemption from most of the corporate governance requirements under the Nasdaq Stock Market Rules.”

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. Our shareholders have the right, in our name, to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his term or his resignation from the board of directors or until a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Practices

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below. We have adopted a charter for each of the board committees.

Audit Committee

Our audit committee consists of three directors, namely Mr. Daqing Qi, Ms. Ruby Lu and Mr. Minjian Shi and is chaired by Mr. Daqing Qi. Mr. Daqing Qi satisfies the “independence” requirements of the Nasdaq Stock Market Rules and the SEC. We have determined that Mrs. Daqing Qi qualifies as an “audit committee financial expert.” Within a year following our initial public offering, we will have three directors on our audit committee and all the three members will be independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  overseeing the qualification of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related-party transactions;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•                  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                  reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•                  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

•                  reviewing policies with respect to risk assessment and risk management;

•                  reviewing our disclosure controls and procedures and internal control over financial reporting;

•                  timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company and all other material written communications between the independent auditors and management;

•                  periodically reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of Ms. Feiyan Huang and Mr. David Ying Zhang and is chaired by Ms. Feiyan Huang. Mr. David Ying Zhang satisfies the “independence” requirements of the Nasdaq Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

•                  reviewing and approving the compensation for our senior executives;

•                  reviewing and evaluating our executive compensation and benefits policies generally;

•                  reporting to our board of directors periodically;

•                  evaluating its own performance and reporting to our board of directors on such evaluation;

•                  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•                  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Ligang Zhang, Mr. Minjian Shi and Mr. Thomas McCoy Roberts and is chaired by Mr. Ligang Zhang. Mr. Thomas McCoy Roberts satisfies the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to serve as our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  periodically reviewing with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all corporate governance matters and on any remedial action to be taken.

D.       EMPLOYEES

Our employees consist of all personnel that work in our headquarters, in our call center and in our self-owned medical centers. We had 4,849 employees as of March 31, 2014. The following table sets forth certain information about our employees by function as of March 31, 2014.

Number of Employees
Doctors	1,444
Nurses	1,137
Sales and Marketing	727
Administrative and Management	394
Customer Service	528
Service Development and Support	549
Information Technology	70
Total	4,849

We have entered into employment agreements with each of our employees. Each of our employees has also entered into a non-disclosure and confidentiality agreement with us as required in our employment agreements with them.

We are required under PRC laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities. See “Item 3.D. Risk Factors — Risks Related to Our Business — Our failure to make sufficient statutory social welfare payments for our employees could materially and adversely affect our business, financial condition, results of operations and prospects.”

In accordance with applicable PRC laws and regulations, the NHFPC oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice within the scope as registered in his practice licenses and at the medical institution where such doctor is registered. See “Item 3.D. Risk Factors — Risks Related to Our Business — If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.”

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E.       SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our common shares, as of July 15, 2014:

•                  each of our directors and executive officers;

•                  each person known to us to own beneficially more than 5% of our common shares as of June 30, 2014.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership is based on (i) 31,936,439 Class A common shares, including Class A common shares represented by our ADSs, (ii) 805,100 Class C common shares, and (iii) a total of 32,741,539 common shares outstanding as of July 15, 2014.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	Percentage of Class A Common Shares	Percentage of Class C Common Shares
Directors and Executive Officers:
Ligang Zhang(1)	4,701,657	12.1%	100.0%
Boquan He(2)	4,448,575	13.9%	—
David Ying Zhang	—	—	—
Feiyan Huang(3)	537,865	1.7%	—
Minjian Shi(4)	466,831	1.5%	—
Qing Liu	—	—	—
Thomas McCoy Roberts	*	*	—
Daqing Qi	—	—	—
Ruby Lu	—	—	—
Yang Chen	*	*	—
Yafang Zhou(5)	591,390	1.8%	—
Yunming Hui	*	*	—
Elmer Liu	—	—	—
All directors and executive officers as a group	10,828,568	33.5%	100.0%
Principal Shareholders:
Top Fortune Win Ltd.(6)	4,448,575	13.9%	—
ShanghaiMed, Inc.(7)	3,369,836	10.6%	—
Broad Street Principal Investments, L.L.C.(9)	3,491,023	10.9%	—
Ora Investment Pte Ltd.(10)	3,333,366	10.4%	—

*                         Less than 1% of our total outstanding shares.

(1)                 Represents  (i) 3,219,836 Class A common shares owned by ShanghaiMed, Inc., a British Virgin Islands company in which Mr. Ligang Zhang owns a 90% equity interest, (ii) 526,721 Class A common shares owned by Time Intelligent Finance Limited, a British Virgin Islands company; (iii) 805,100 Class C common shares owned by Time Intelligent Finance Limited, and (iv) 150,000 Class A common shares that Mr. Ligang Zhang has the right to acquire within 60 days through the exercise of stock options. Mr. Ligang Zhang’s family trust is the beneficial owner of Time Intelligent Finance Limited through certain trust arrangements. The business address of Mr. Ligang Zhang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(2)                 Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The business address of Mr. Boquan He is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(3)                 Represents (i) 387,865 Class A common shares owned by Gold Partner Consultants Limited, a British Virgin Islands company and (iii) 150,000 Class A common shares that Ms. Feiyan Huang has the right to acquire within 60 days through the exercise of stock options. Ms. Feiyan Huang’s family trust is the beneficial owner of Gold Partner Consultants Limited through certain trust arrangements. The business address of Ms. Feiyan Huang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(4)                 Represents 466,831 Class A common shares owned by Favoured Star Ltd., a British Virgin Islands company ultimately owned by Mr. Minjian Shi. The business address of Mr. Minjian Shi is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(5)                 Represents 541,390 Class A common shares owned by Fortune Diamond Ltd., a British Virgin Islands company ultimately owned by Ms. Yafang Zhou and 50,000 Class A common shares that Yafang Zhou has the right to acquire within 60 days through the exercise of stock options. The business address of Ms. Yafang Zhou is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(6)                 Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The registered address of Top Fortune Win Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(7)                 Represents 3,219,836 Class A common shares and 150,000 Class A common shares issuable through the exercise of stock options owned by ShanghaiMed, Inc. in which Mr. Ligang Zhang owns a 90% equity interest. The registered address of ShanghaiMed, Inc. is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(8)                 Represents 674,642 Class A common shares owned by NewQuest Asia Investments Limited, or NewQuest, a Mauritius company. NewQuest Asia Investments Limited is a wholly-owned subsidiary of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership. NewQuest Fund I (G.P.) Ltd., a Cayman Islands exempted company is the general partner of NewQuest Asia Fund I, L.P. The persons who exercise investment control on behalf of NewQuest Asia Fund I, L.P. and NewQuest Fund I (G.P.) are the directors of NewQuest Fund I (G.P.), including Darren Massara, Min Lin, Randhirsingh Juddoo, Rajan Rosick and Ryutaro Aida. The registered address of NewQuest Asia Investments Limited is 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Mauritius.

(9)                 Represents (i) 3,028,125 Class A common shares owned by Broad Street Principal Investments, L.L.C., a limited liability corporation incorporated under the laws of the State of Delaware, (ii) 72,615 Class A common shares owned by MBD 2013, L.P., a limited partnership formed under the laws of the State of Delaware, (iii) 27,680 Class A common shares owned by MBD 2013 Offshore, L.P., a limited partnership formed under the laws of the Cayman Islands, (iv) 294,253 Class A common shares owned by Bridge Street 2013, L.P., a limited partnership formed under the laws of the State of Delaware and (v) 68,350 Class A common shares owned by Bridge Street 2013 Offshore, L.P., a limited partnership formed under the laws of the Cayman Islands. Broad Street Principal Investments, L.L.C. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., a Delaware corporation which is a public company listed on the New York Stock Exchange. The registered address of both Broad Street Principal Investments, L.L.C., MBD 2013, L.P. and Bridge Street 2013, L.P. is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, USA. The registered address of both MBD 2013 Offshore, L.P. and Bridge Street 2013 Offshore, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman.

(10)          Represents 3,333,366 Class A common shares owned by Ora Investment Pte Ltd., a limited liability company organized and existing under the laws of Singapore. Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The registered address of Ora Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

Our common shares are divided into Class A common shares and Class C common shares. Holders of Class A common shares and Class C common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote per share, and each Class C common share is entitled to 15 votes per share and is convertible at any time into one Class A common share. Class A common shares are not convertible into Class C common shares under any circumstances.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of July 24, 2014, approximately 28.7% of our common shares were held of record by nine holders in the United States, including approximately 17.3% held of record by JPMorgan Chase Bank, N.A. in the form of ADSs. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                MAJOR SHAREHOLDERS

See Item 6.E.

B.                RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

In March and June 2013, we extended two loans to Mr. Ligang Zhang, our founder, chairman and chief executive officer, in the principal amount of RMB3 million (US$0.5 million) and US$3.0 million, respectively, each at an annualized interest rate of 3%, which were paid off in November 2013 and February 2014, respectively.

In August 2011, iKang Holding entered into an agreement with Mr. Boquan He, a director of our company and the holder of a 35% equity interest in iKang Shanghai Xikang Road pursuant to which iKang Holding purchased the 35% equity interest in iKang Shanghai Xikang Road held by Mr. Boquan He with an aggregate consideration of US$15.9 million.In December 2013, US$3,941,000 was repaid and in March 2014, US$991,000 was paid for individual income tax on behalf of the former non-controlling interest holder. The remaining balance was settled in June 2014.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for a description of share options we have granted to our directors, officers and other individuals as a group.

C.    Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings.We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business, including those which we initiate to protect our rights, brand and reputation.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any plan to declare or pay any dividends on our common shares in the near future.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

B.                SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “KANG.” Trading in our ADSs commenced on April 9, 2014.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated. On July 24, 2014, the last reported closing price for our ADSs was US$18.50 per ADS.

	Market Price (US$)
	High	Low
Quarterly highs and lows:
Fourth quarter in fiscal 2013	Not applicable	Not applicable
First quarter in fiscal 2014	19.00	12.90
Monthly highs and lows:
April 2014	17.25	13.08
May 2014	15.67	12.90
June 2014	19.00	14.23
July 2014 (through July 24, 2014)	19.90	17.34

B.     PLAN OF DISTRIBUTION

Not applicable.

C.                MARKETS

Our ADSs, each two of which represent one our Class A common shares, have been listed on The NASDAQ Global Select Market since April 9, 2014 under the symbol “KANG.”

D.                SELLING SHAREHOLDER

Not applicable.

E.                DILUTION

Not applicable.

F.                 EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.                SHARE CAPITAL

Not applicable.

B.                MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-194263) filed with the Securities and Exchange Commission on March 21, 2014.

C.                MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and elsewhere in this annual report.

D.                EXCHANGE CONTROLS

See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us” and “Item 4.B. Business Overview – Government Regulations – Regulations Relating to Foreign Currency Exchange.”

E.                TAXATION

The following sets forth material Cayman Islands, PRC and U.S. federal income tax considerations relevant to holders of our Class A common shares or ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any current or prospective holder of our Class A common shares or ADSs. The discussion is based on laws and relevant interpretations thereof as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

According to our Cayman Islands counsel, Conyers Dill & Pearman (Cayman) Limited, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)                 that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)                 that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from June 7, 2011.

PRC Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and foreigners, such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining for offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals and foreigners, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Therefore, it remains unclear whether the PRC tax authorities would classify us as a PRC resident enterprise. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Bulletin 45. In addition, the EIT Law Implementation Regulations provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC resident enterprise, any dividends that we pay to our non-resident enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and thus subject to a 10% PRC tax (which in the case of dividends will be withheld at source), unless a reduced rate is provided under any applicable tax treaty.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors may be subject to PRC individual income tax at a rate of 20% on any dividends paid to such investors (which tax on dividends may be withheld at source) and any capital gains realized from the transfer of our Class A common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, unless such individuals qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends, provided that certain conditions are met. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our Class A common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

The PRC has entered into tax treaties with Hong Kong pursuant to which the PRC withholding tax rate on dividend derived in China can be reduced to 5% provided that such an enterprise holds more than 25% equity interest in the PRC company and qualifies as a “beneficial owner” as defined under the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties issued by the SAT in October 2009, or Circular 601. The PRC has also entered into tax treaties with other jurisdictions. In the event that we are treated as a PRC tax resident, dividends distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our common shares and/or ADSs may be subject to PRC tax if we are treated as a PRC ‘resident enterprise’.”

United States Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own Class A common shares or ADSs. This discussion applies only to a U.S. Holder that owns Class A common shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income” and tax consequences applicable to U.S. Holders subject to other special rules, such as, but not limited to:

•                  certain financial institutions;

•                  dealers or traders in securities who use a mark-to-market method of tax accounting;

•                  persons holding Class A common shares or ADSs as part of a straddle, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class A common shares or ADSs;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•                  tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•                  persons that own or are deemed to own shares or ADSs representing 10% or more of our voting stock;

•                  persons who acquired Class A common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding Class A common shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the U.S. federal income tax consequences of owning the Class A common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the U.S.-PRC income tax treaty (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of Class A common shares or ADSs that is:

•                  an individual citizen or resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate owners. Accordingly, the creditability of PRC taxes, if any, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares or ADSs in their particular circumstances.

Taxation of Distributions. Subject to the passive foreign investment company, or PFIC, rules described below, distributions paid on our Class A common shares or ADSs, other than certain pro rata distributions of Class A common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions paid on our Class A common shares or ADSs generally will be reported to U.S. Holders as dividends. Such dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Such dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income. U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive in respect of our Class A common shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Dividends will be treated as foreign-source income and will generally constitute passive category income for foreign tax credit purposes. As described in “Item 10.E. Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, dividends paid with respect to our Class A common shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends (at a rate not exceeding any applicable rate under the Treaty in the case of a U.S Holder eligible for the Treaty’s benefits) would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and their eligibility for benefits under the Treaty. Instead of claiming a credit, a U.S. Holder may, subject to generally applicable limitations, elect to deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A Common Shares or ADSs. Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the relevant Class A common shares or ADSs and the amount realized on the disposition, each as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Item 10.E. Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, gains from dispositions of our Class A common shares or ADSs might be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include any amounts paid in respect of PRC taxes. Capital gains realized by a U.S. Holder generally give rise to U.S. source gain for foreign tax credit purposes. However, a U.S. Holder that is eligible for the benefits of the Treaty might be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes and claim a credit in respect of the PRC tax. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules. In general, a foreign corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned corporation’s assets and receiving its proportionate share of the 25%-owned corporation’s income.

Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the market price of our ADSs, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. In addition, we hold a substantial amount of cash, and our PFIC status for any taxable year may depend on how quickly we use the cash in our business and the proportionate value of such cash and other passive assets compared to total market value of our assets. Because the treatment of the contractual arrangements is not entirely clear, because we have, and expect to continue to have, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares or ADSs, the U.S. Holder might be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class A common shares or ADSs exceeded 125% of the average of the annual distributions received on such shares or ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the Class A common shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its Class A common shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are listed, is a qualified exchange for this purpose. However, as our Class A common shares are not listed on an exchange, holders of Class A common shares will not be able to make a mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize in each year that we are a PFIC as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available would result in a further alternative tax treatment.

If we were a PFIC for any year during which a U.S. Holder held our Class A common shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the Class A common shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports with the Internal Revenue Service containing such information as the U.S. Treasury may require.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding. Payments of dividends with respect to our Class A common shares or ADSs and proceeds from the sale, exchange or redemption of our Class A common shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders who are individuals (and under proposed regulations, certain entities controlled by individuals) may be required to submit to the Internal Revenue Service certain information relating to their beneficial ownership of the ADSs or Class A common shares if such ADSs or Class A common shares are not held through a U.S. financial institution. Investors who fail to report the required information could be subject to substantial penalties.

F.                 DIVIDENDS AND PAYING AGENTS

Not applicable.

G.             STATEMENTS BY EXPERTS

Not applicable.

H.               DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, a registration statement on Form S-8, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the Class A common shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class A common shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report.

We will furnish to JPMorgan Chase Bank, N.A., as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.                    SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse change in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of the proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China— Fluctuations in the value of the Renminbi could result in foreign currency exchange losses.”

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of shares regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  an aggregate fee of  US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•                  transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•                  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-194263) in relation to our initial public offering of 7,574,446 ADSs representing 3,787,223 Class A common shares by us and an aggregate of 3,330,400 ADSs representing 1,665,200 Class A common shares by the selling shareholders, and the underwriters’ exercise of their option to purchase from us an additional 1,029,112 ADSs representing 514,556 Class A common shares, at an initial offering price of US$14.00 per ADS. Our initial public offering closed in April 2014. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$149.2 million from our initial public offering. We did not recive any proceeds from the 3,330,400 ADSs sold by the selling shareholders. For the period from April 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to June 30, 2014, we did not use a substantial portion of the net proceeds received from our initial public offering. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i)acquisitions and construction of new medical centers in China, (ii) acquisitions and construction of dental clinics in China, (iii) upgrading our information technology systems and (iv) working capital and other general corporate purposes.

For the period from April 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to June 30, 2014, in connection with the issuance and distribution of the ADSs we incurred expenses and paid to others US$11.2 million for underwriting discounts and commissions and US$3.78 million for other expenses.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2014, the end of the period covered by this report, and has concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for new public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering in April 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the three years in the period ended March 31, 2013 included in our registration statement on Form F-1 filed in connection with our initial public offering, we identified one “material weakness” in our internal control over financial reporting as defined in the standards established by the PCAOB. The material weakness identified related Lack of sufficient skilled resources with U.S. GAAP knowledge for the purpose of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations for accounting personnel.

In the fiscal year ended March 31, 2014, we have taken a number of actions under the supervision of the audit committee of our board of directors to remediate the material weakness as described above, including:

•                  hired a senior executive officer with extensive U.S. GAAP knowledge as our chief financial officer in 2013 and one staff with U.S. GAAP knowledge in 2014;

•                  implemented a set of comprehensive contract management procedures;

•                  assigned designated personnel to be responsible for the integration between the revenue system and accounting system; and

•                  arranged trainings on U.S. GAAP and SEC regulations for our accounting personnel provided by external advisors such as our independent registered public accounting firm.

As of March 31, 2014, we determined that the above-mentioned material weakness had been remediated.

In preparing our consolidated financial statements as of and for the year ended March 31, 2014 included in this annual report, we identified certain significant deficiencies and control deficiencies in our internal control over financial reporting. We may identify additional control deficiencies in the future and if we discover such deficiencies, we will take actions to remediate them as soon as practicable.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Daqing Qi qualifies as an audit committee financial expert as such term is defined in Item 16A(b) of Form 20-F.

Our board of directors has determined that majority of the members of our audit committee are independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-194263) in connection with our initial public offering in April 2014. We have made our code of business conduct and ethics publicly available on our website at ir.ikang.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by  Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm for the years ended March 31, 2013 and 2014. We did not pay any other fees to our auditors during the pierods indicated below.

	For the year ended March 31,
	2013	2014
	US$	US$
	(in thousands)
Audit fees(1)	335	1,211
Audit-related fees(2)	—	—
Tax fee(3)	39	128
Other fees	—	—
Total	374	1,339

(1)         “Audit fees” include the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements.

(2)         “Audit-related fees” represents aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our independent registered public accounting firm, which mainly included SAS 100 reviews of the Company’s quarterly financial statements and other assurance services rendered in connection with our Form F-1 filing in April 2014.

(3)         “Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All auditing and non-auditing services provided by our independent auditors must be pre-approved by our audit committee. Before the establishment of our audit committee upon the completion of our initial public offering in April 2014, our board of directors approved all services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and qualify as a “foreign private issuer” under the Securities Act, which, pursuant to the NASDAQ Listing Rules, allows us to follow home country practice in lieu of the NASDAQ corporate governance requirements subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Listing Rules are summarized as follows:

•                  We follow home country practice that permits our board of directors not to have a majority of independent directors on our board of directors in lieu of complying with Rule 5605(b)(1);

•                  In reliance upon exemptions for newly public companies under Rule 10A-3(b)(1)(iv) under the Exchange Act, currently two of three members of our audit committee, Mr. Daqing Qi and Ms. Ruby Lu, are independent under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act and NASDAQ Listing Rule 5605. We will ensure that the audit committee is composed solely of independent members within one year of our initial public offering.

•                  We follow home country practice that permits our board of directors not to have a compensation committee composed solely of independent directors in lieu of complying with Rule 5605(d)(2). Our compensation committee is currently composed of two members, only one of whom is independent director.

•                  We follow home country practice that permits our board of directors not to have a nomination committee composed solely of independent directors in lieu of complying with Rule 5605(e)(1). Our nominating and corporate governance committee is currently composed of three members, only one of whom is independent director.

•                  We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

•                  We follow home country practice that permits us not to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended in lieu of complying with rule 5635(c).

As a result of our use of the “foreign private issuer” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

2.1

Form of the Registrant’s American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

2.2

Specimen Certificate for Class A Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

2.3

Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

2.4

Shareholders’ Agreement dated March 1, 2014 among the Registrant, its common shareholders, preferred shareholders and other parties (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

2.5

Amendment No.1 to Shareholders’ Agreement dated March 12, 2014 among the Registrant, iKang Guobin Healthcare Group, Inc. and then existing shareholders of iKang Guobin Healthcare Group, Inc. (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.1

Share Incentive Plan adopted as of February 2013 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.2

Share Incentive Plan adopted as of April 2013 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.3

Share Incentive Plan adopted as of March 2014 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.4

Form of Indemnification Agreement with the Registrant’s Directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.5

Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

Exhibit Number	Description of Document

4.6

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Shanghai iKang Guobin Holding Co., Ltd. (formerly known as Shanghai Guobin Medical Holding Co., Ltd.) dated April 27, 2007 (English translation) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.7

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Boquan He, Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (formerly known as Shanghai iKang Guobin Group Co., Ltd.) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.8

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Boquan He, Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.9

Power of Attorney executed by Boquan He in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.10

Power of Attorney executed by Ligang Zhang in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.11

Exclusive Business Cooperation Agreement between iKang Health Management (Zhejiang) Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.12

Equity Pledge Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd., Shanghai Yalong Daoyi Services Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.13

Exclusive Call Option Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd., Shanghai Yalong Daoyi Services Co., Ltd., Hangzhou iKang Guobin Clinic Co., Ltd. and iKang Zhejiang, Inc. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.14

Power of Attorney executed by Shanghai iKang Guobin Holding Co., Ltd. in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

Exhibit Number	Description of Document

4.15

Power of Attorney executed by Shanghai Yalong Daoyi services Co., Ltd. in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.16

Equity Transfer Agreement between Boquan He and Shanghai iKang Guobin Holding Co., Ltd. dated August 1, 2011 (English translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.17

Exclusive Business Cooperation Agreement between Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.18

Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Zhao Lei and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.19

Exclusive Call Option Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Zhao Lei and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.20

Power of Attorney executed by Hu Haiqing in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.21

Power of Attorney executed by Zhao Lei in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.22

Spousal Consent Letter of Ms. Baoming Li, the spouse of Mr. Boquan He (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.23

Spousal Consent Letter of Ms. Feiyan Huang, the spouse of Mr. Ligang Zhang (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.24

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

Exhibit Number	Description of Document

4.25

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.26

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.27.

Power of Attorney executed by Hu Haiqing in favor of Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.28.

Statement and Acknowledgment executed by Ma Rui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.29*

Equity Transfer Agreement among Shanghai iKang Guobin Health Examination Management Group Co., Ltd., Shanghai Huajian Health Examination Management Co., Ltd. and Qian Hui dated December 30, 2013 (English translation)

4.30*

Shanghai Assets and Equity Transaction Contract between Shanghai Gaotong Logistic Service and Management Co., Ltd. and Shanghai iKang Health Examination Management Group Co., Ltd. dated May 22, 2014 (English translation)

4.31*

Equity Transfer Agreement among Shanghai Huajian Investment Management Co., Ltd., Shanghai iKang Guobin Health Examination Management Group Co., Ltd. and Shanghai Huajian Health Examination Management Co., Ltd. dated June 9, 2014 (English translation)

4.32*

Supplementary Agreement on Qian Hui’s Transfer of All Her Equities in Shanghai Huajian Health Examination Management Co.,Ltd. to Shanghai iKang Health Examination Management Group, Co., Ltd. between Qian Hui and Shanghai iKang Health Examination Management Group, Co., Ltd. dated June 9, 2014 (English translation)

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman ( Cayman) Limited

15.2*	Consent of King & Wood Mallesons Lawyers

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE***	RL Taxonomy Extension Presentation Linkbase Document

*              Filed with this annual report on Form 20-F
**           Furnished with this annual report on Form 20-F
***         XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iKang Healthcare Group, Inc.

/s/ Ligang Zhang
	Name:	Ligang Zhang
	Title:	Chairman and Chief Executive Officer

Date: July 25, 2014

IKANG HEALTHCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC AUDITING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

IKANG HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated balance sheets of iKang Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2013 and 2014 and the related consolidated statements of operations, comprehensive income, changes in equity (deficit) and cash flows for the three years in the period ended March 31, 2014, and the related financial statement schedule included in Schedule I.  These financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

XX XX, 2014

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2013	2014

ASSETS

Current assets
Cash and cash equivalents	$63,154	$30,221
Restricted cash	—	16,007
Accounts receivable, net of allowance for doubtful accounts of $3,272 and $4,330 as of March 31, 2013 and 2014, respectively	30,189	37,619
Inventories	1,162	1,693
Deferred tax assets-current	2,874	3,991
Prepaid expenses and other current assets	6,616	20,012
Amount due from related parties	483	1,287
Total current assets	$104,478	$110,830
Equity method investment	$—	$6,220
Restricted cash-non-current	—	2,153
Property and equipment, net	32,572	63,644
Acquired intangible assets, net	4,480	17,530
Goodwill	17,791	41,412
Cost method investment	131	129
Deferred tax assets-non-current	1,456	2,007
Rental deposit and other non-current assets	4,453	6,301

TOTAL ASSETS	$165,361	$250,226

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)

Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $8,370 and $14,599 of March 31, 2013 and 2014, respectively)	$9,822	$16,965
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $9,885 and $17,126 of March 31, 2013 and 2014, respectively)	17,191	24,275
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of 2,085 and $5,299 of March 31, 2013 and 2014, respectively)	2,409	6,382
Amount due to related parties (including amount due to related parties of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $12,379 and $8,049 of March 31, 2013 and 2014, respectively)	12,379	8,049
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $19,183 and $22,234 of March 31, 2013 and 2014, respectively)	24,578	29,523
Deferred government subsidy-current (including deferred government subsidy - current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $63 and $47 of March 31, 2013 and 2014, respectively)	63	47
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $5,482 and $17,717 of March 31, 2013 and 2014, respectively)	5,482	18,201
Convertible loan (including convertible loan of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of nil and nil of March 31, 2013 and 2014, respectively)	2,000	—
Total current liabilities	$73,924	$103,442

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2013	2014

Deferred government subsidy - non-current (including deferred government subsidy-non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc of $125 and $63 of March 31, 2013 and 2014, respectively)	$125	$63
Long term borrowings (including long term borrowings consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of nil and $1,865 of March 31, 2013 and 2014, respectively)	—	1,865
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $483 and $2,929 of March 31, 2013 and 2014, respectively)	499	3,478
TOTAL LIABILITIES	$74,548	$108,848

Commitments and contingencies (Note 22)

Mezzanine equity
Series A convertible redeemable participating preferred shares ($ 0.01 par value; 1,391,044 and 1,094,668 shares authorized as of March 31, 2013 and 2014, respectively, 1,094,668 shares issued and outstanding as of March 31, 2013 and 2014, liquidation value of $1,970 as of March 31, 2013 and 2014)	$6,496	$6,496
Series B convertible redeemable participating preferred shares ($0.01 par value; 1,059,735 and 686,368 shares authorized as of March 31, 2013 and 2014, respectively, 686,368 shares issued and outstanding as of March 31, 2013 and 2014, liquidation value of $2,162 as of March 31, 2013 and 2014)	6,512	6,512
Series C1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 shares authorized, issued and outstanding as of March 31, 2013 and 2014, liquidation value of $1,893 as of March 31, 2013 and 2014)	5,700	5,700
Series C2 convertible redeemable participating preferred shares ($0.01 par value; 252,572 and 126,286 shares authorized as of March 31, 2013 and 2014, respectively, 126,286 shares issued and outstanding as of March 31, 2013 and 2014, liquidation value of $568 as of March 31, 2013 and 2014)	1,709	1,709
Series C3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 shares authorized, issued and outstanding as of March 31, 2013 and 2014, liquidation value of and $1,382 as of March 31, 2013and 2014)	4,157	4,157
Series D1 convertible redeemable participating preferred shares ($0.01 par value; 3,655,151 and 3,488,864 shares authorized as of March 31, 2013 and 2014, respectively, 3,538,864 and 3,488,864 shares issued and outstanding as of March 31, 2013 and 2014, respectively, liquidation value of $10,227 and $10,083 as of March 31, 2013 and 2014, respectively)	30,176	29,750
Series D2 convertible redeemable participating preferred shares ($0.01 par value; 2,436,769 and 2,072,624 shares authorized as of March 31, 2013 and 2014, respectively, 2,307,536 and 2,072,624 shares issued and outstanding as of March 31, 2013 and 2014, respectively, liquidation value of $3,115 and $2,798 as of March 31, 2013 and 2014, respectively)	12,356	11,300
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 shares authorized, issued and outstanding as of March 31, 2013 and 2014, liquidation value of $22,056 as of March 31, 2013 and 2014)	54,098	54,098
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,500,000 and 7,204,680 shares authorized as of March 31, 2013 and 2014, respectively, 4,654,697 and 7,204,680 shares issued and outstanding as of March 31, 2013 and 2014, respectively, liquidation value of $60,000 and $93,639 as of March 31, 2013 and 2014, respectively)	92,774	144,795

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2013	2014

Equity
iKang Healthcare Group, Inc. shareholders’ equity Class A common shares ($0.01 par value; 36,026,704 and 37,698,485 shares authorized as of March 31, 2013 and 2014, respectively, 4,911,245 and 4,599,674 issued and outstanding as of March 31, 2013 and 2014, respectively)	$49	$45
Class B common shares ($0.01 par value; 1,570,000 shares authorized, issued and outstanding as of March 31, 2013 and 2014, respectively)	16	16
Additional paid-in capital	4,341	1,342
Statutory reserve	2,267	5,005
Accumulated deficit	(135,390)	(137,129)
Accumulated other comprehensive income	4,522	3,764
Total iKang Healthcare Group, Inc. shareholders’ deficit	(124,195)	(126,957)
Non-controlling interest	1,030	3,818
TOTAL DEFICIT	$(123,165)	$(123,139)
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$165,361	$250,226

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2012	2013	2014
Net revenues	$93,713	$133,871	$202,304
Cost of revenues	49,506	71,079	106,405
Gross profit	$44,207	$62,792	$95,899
Operating expenses:
Selling and marketing	14,005	18,486	28,879
General and administrative (including share-based compensation of $216, $2,273 and $930 in 2012, 2013 and 2014, respectively)	14,756	23,447	32,053
Research and development	748	1,270	1,603
Write-off of leasehold improvement	309	—	—
Total operating expenses	$29,818	$43,203	$62,535
Income from operations	14,389	19,589	33,364
Gain from forward contracts			57
Interest expense	(159)	(1,106)	(1,331)
Interest income	101	100	93
Income before provision for income taxes and loss from equity method investment	$14,331	$18,583	$32,183
Income tax expenses	3,939	6,134	10,101
Income before loss from equity method investment	$10,392	$12,449	$22,082
Loss from equity method investment	—	—	156
Net income	$10,392	$12,449	$21,926
Less: Net income attributable to non-controlling interest	690	338	319
Net income attributable to iKang Healthcare Group, Inc.	9,702	12,111	21,607
Deemed dividend to preferred shareholders	2,312	84,306	20,436
Undistributed earnings allocated to preferred shareholders	2,770	2,818	7,310
Net income (loss) attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	$4,620	$(75,013)	$(6,139)
Net income (loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.22	$(11.22)	$(0.97)
Diluted	$0.21	$(11.22)	$(0.97)
Weighted average shares used in calculating net (loss) income per common share
Basic	6,599,009	6,683,678	6,340,005
Diluted	6,768,074	6,683,678	6,340,005

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2012	2013	2014

Net income	$10,392	$12,449	$21,926

Other comprehensive income (loss):
Other comprehensive income (loss), foreign currency translation adjustment	$1,541	$568	$(779)
Comprehensive income	$11,933	$13,017	$21,147
Less: Comprehensive income attributable to non-controlling interest	706	322	298
Comprehensive income attributable iKang Healthcare Group, Inc.	$11,227	$12,695	$20,849

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholder’s	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	equity/(deficit)	income	equity/(deficit)	Interest	equity/(deficit)
Balance at April 1, 2011	6,476,645	$65	$16,103	$501	$(67,327)	$2,413	$(48,245)	$1,569	$(46,676)
Provision for statutory reserve	—	—	—	470	(470)	—	—	—	—
Share-based compensation	—	—	216	—	—	—	216	—	216
Exercise of share options	75,000	1	135	—	—	—	136	—	136
Exercise of share option to shareholders	134,845	1	1,762	—	(1,492)	—	271	—	271
Change in effective ownership of iKang Zhejiang Inc.	—	—	(95)	—	—	—	(95)	95	—
Capital contribution of non-controlling interest holder of iKang Zhejiang Inc.	—	—	—	—	—	—	—	164	164
Addition of non-controlling interest in connection with establishment of Fujian iKang Guobin Health Management Co., Ltd.	—	—	—	—	—	—	—	305	305
Dividend distribution to non-controlling interest holder of Shanghai Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(420)	(420)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	—	(2,312)	—	(2,312)	—	(2,312)
Purchase of non-controlling interest of iKang Shanghai Guobin Blue Cross Clinic Co. Ltd.	—	—	(15)	—	—	—	(15)	(176)	(191)
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	—	—	(13,157)	—	—	—	(13,157)	(1,564)	(14,721)
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management, Inc.	—	—	(238)	—	—	—	(238)	29	(209)
Net income	—	—	—	—	9,702	—	9,702	690	10,392
Foreign currency translation adjustment	—	—	—	—	—	1,525	1,525	16	1,541
Balance at March 31, 2012	6,686,490	$67	$4,711	$971	$(61,899)	$3,938	$(52,212)	$708	$(51,504)
Provision for statutory reserve	—	—	—	1,296	(1,296)	—	—	—	—
Redesignation to Series F convertible redeemable preferred shares	(205,245)	(2)	(2,643)	—	—	—	(2,645)	—	(2,645)
Share-based compensation	—	—	2,273	—	—	—	2,273	—	2,273
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	—	(84,306)	—	(84,306)	—	(84,306)
Net income	—	—	—	—	12,111	—	12,111	338	12,449
Foreign currency translation adjustment	—	—	—	—		584	584	(16)	568
Balance at March 31, 2013	6,481,245	$65	$4,341	$2,267	$(135,390)	$4,522	$(124,195)	$1,030	$(123,165)
Provision for statutory reserve	—	—	—	2,738	(2,738)	—	—	—	—
iKang Healthcare Group, Inc. one common share of US$0.01 entered into a share swap agreement	1	—	—	—	—	—	—	—	—
Redesignation to Series F convertible redeemable participating preferred shares	(311,572)	(4)	(3,745)	—	—	—	(3,749)	—	(3,749)
Share-based compensation	—	—	930	—	—	—	930	—	930
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	—	(172)	—	(172)	172	—
Addition of non-controlling interest in connection with establishment of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	—	—	—	—	—	82	82
Addition of non-controlling interest in connection with establishment of Changzhou iKang Guobin Clinic Co., Ltd.	—	—	—	—	—	—	—	732	732
Addition of non-controlling interest in connection with acquisition of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	1,690	1,690
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	—	—	(184)	—	—	—	(184)	(142)	(326)
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(44)	(44)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	—	(20,436)	—	(20,436)	—	(20,436)
Net income	—	—	—	—	21,607	—	21,607	319	21,926
Foreign currency translation adjustment						(758)	(758)	(21)	(779)
Balance at March 31, 2014	6,169,674	$61	$1,342	$5,005	$(137,129)	$3,764	$(126,957)	$3,818	$(123,139)

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2012	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,392	$12,449	$21,926
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	6,285	7,710	10,759
Write-off of leasehold improvement	309	—	—
Share-based compensation	216	2,273	930
Loss on disposal of property and equipment	122	475	163
Provision for doubtful account	481	1,800	1,100
Inventory written-down	25	—	—
Amortization of discount on payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	155	629	504
Loss from equity method investment	—	—	156
Changes in assets and liabilities
Accounts receivable	(6,421)	(12,986)	(3,802)
Inventories	(253)	(97)	(459)
Prepaid expenses and other current assets	45	176	(1,193)
Amount due from related parties	49	(477)	—
Deferred tax assets	64	(1,081)	(1,232)
Rental deposit and other long-term assets	(1,244)	(1,429)	(1,485)
Accounts payable	991	1,864	(955)
Accrued expenses and other current liabilities	2,235	3,071	2,884
Income tax payable	1,332	528	3,824
Amount due to related parties	(198)	—	—
Deferred revenues	(442)	1,589	1,774
Deferred government subsidy	(62)	(62)	(79)
Deferred tax liabilities	(76)	(118)	(512)

Net cash generated from operating activities	14,005	16,314	34,303

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(12,205)	(9,979)	(35,838)
Proceeds from disposal of property and equipment	3	94	13
Restricted cash	65	—	(18,429)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	(199)	—	(326)
Purchase of assets of Shenzhen Kefa Clinic	—	(135)	—
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management, Inc.	(205)	—	—
Purchase of assets of Nanjing iKang Guobin Clinic Co., Ltd.	(16)	—	—
Purchase of assets of Shenzhen Xinglin Clinic Co., Ltd.	(183)	—	—
Payment for business acquisitions (net of cash acquired of $50, $4 and $2,749 for years ended March 31, 2012, 2013 and 2014, respectively)	(2,966)	(6,038)	(41,311)
Loan provided to related parties	—	—	(4,306)
Repayment of loan provided to a related party	—	—	3,483

Net cash used in investing activities	(15,706)	(16,058)	(96,714)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares	—	45,000	25,181
Proceeds from redesignation of convertible redeemable preferred shares	—	—	669
Proceeds from redesignation of Common A	—	—	612
Proceeds from exercise of share options	136	—	—
Proceeds from exercise of share option to shareholders	269	—	—
Capital contribution from non-controlling interest holder of iKang Zhejiang Inc.	477	—	—
Capital contribution from non-controlling interest holder of Changzhou iKang Guobin Clinic Co., Ltd.	—	—	732
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	(3,178)	—	(4,767)
Payment for business acquisitions	—	—	(3,010)
Dividend distribution to non-controlling interest shareholder of Shanghai Guobin Medical Center Co., Ltd.	(428)	—	(44)
Payment for professional fees in connection of issuance of series F convertible preferred shares	—	—	(2,847)
Proceeds from convertible loan	—	2,000	—
Repayment of convertible loan	—	—	(2,000)
Repayment short-term borrowing	—	(3,976)	(7,383)
Proceeds from short-term borrowings	1,563	7,800	20,298
Proceeds from long-term borrowings	—	—	1,901

Net cash (used in)/ provided by financing activities	(1,161)	50,824	29,342

Effect of exchange rate changes	595	199	136

Net increase in cash and cash equivalent	(2,267)	51,279	(32,933)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	14,142	11,875	63,154

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$11,875	$63,154	$30,221

Supplemental cash flow information
Income tax paid	$2,756	$6,850	$8,224
Interest paid	—	308	1,068
Supplemental non-cash financing and investing activities
Payable purchase of non-controlling interest of iKang Shanghai Xikang Road	$(11,572)	$(12,379)	$(8,049)
Acquisition payable of business acquisitions	$(1,383)	$(505)	$(3,628)
Payable of purchase of assets	$—	$(32)	$—
Change in payable for purchase of property and equipment	$1,022	$1,802	$4,927

The accompany notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

iKang Healthcare Group, Inc. (the “Company”), was incorporated on May 25, 2011 as a limited liability company in the Cayman Islands. The Company has no operations and has been created for the initial public offering (“IPO”) purpose. On March 1, 2014, the Company entered into a share swap agreement and became the ultimate holding company of iKang Guobin Healthcare Group, Inc. with the completion of the one to one share exchange to the existing shareholders of iKang Guobin Healthcare Group, Inc. for all shares of equivalent classes.

The Company, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing medical examination, disease screening services, and other healthcare related services in the People’s Republic of China (the “PRC”).

As of March 31, 2014, details of the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries were as follows:

			Percentage of
	Later date of		beneficial interest
	incorporation/	Place of	by iKang
Names	acquisition	incorporation	Healthcare Group, Inc.	Principal activities

Subsidiaries:
iKang Guobin Healthcare Group, Inc.(“iKang Guobin”)	December 24, 2003	BVI	100%	Holding company
ShanghaiMed iKang, Inc. (“Beijing iKang”)	February 27, 2004	PRC	100%	Sales of healthcare service
Shanghai iKang Co., Ltd. (“Shanghai iKang”)	December 27, 2004	PRC	100%	Sales of healthcare service
iKang Zhejiang, Inc. (“iKang Zhejiang BVI”)	April 5, 2006	BVI	73%	Holding company
iKang HealthManagement (Zhejiang) Co., Ltd. (“Zhejiang iKang”)	July 11, 2006	PRC	73%	Sales of healthcare service
Bayley & Jackson (China) Medical Services Limited (“Bayley & Jackson (Hong Kong)”)	October 10, 2006	Hong Kong	100%	Holding company
Beijing Bayley & Jackson Clinic Co., Ltd. (“iKang Beijing Ritan”)	October 10, 2006	PRC	100%	Medical examination & clinical
Yuanhua Healthcare Limited (HongKong) (“Yuanhua HK”)	July 31, 2013	BVI	100%	Holding company
MediFast (Hong Kong) Limited (“MediFast”)	March 16, 1995	Hong Kong	80%	Medical examination & clinical
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”)	July 31, 2013	PRC	100%	Sales of healthcare service

VIEs:
Shanghai iKang Guobin Holding Co., Ltd. (“iKang Holding”)	April 27, 2007	PRC	100%	Holding company
Hangzhou iKang Guobin Clinic, Co., Ltd. (“iKang Hangzhou Xixi”)	September 26, 2010	PRC	73%	Medical examination
Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”)	July 31, 2013	PRC	100%	Holding company
Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”)	April 1, 2013	PRC	80%	Sales of healthcare service

VIEs’ subsidiaries:
iKang Guobin Healthcare Management Group Co., Ltd. (“iKang Online”)	September 13, 2004	PRC	100%	Sales of healthcare service
Beijing iKang Guobin Health Technology Co., Ltd. (“iKang Technology”)	February 3, 2005	PRC	100%	Sales of healthcare service
Shenzhen iKang Co., Ltd. (“Shenzhen iKang”)	July 12, 2006	PRC	100%	Sales of healthcare service
Shanghai Yalong Daoyi Services Co., Ltd. (“Yalong Daoyi”)	December 20, 2006	PRC	100%	Sales of healthcare service
Guangzhou iKang Guobin Health Checkup Co., Ltd. (“iKang Guangzhou Huanshi East/Tianhe”)	April 27, 2007	PRC	100%	Medical examination
Shanghai Guobin Medical Center Co., Ltd. (“iKang Shanghai Xikang Road”)	April 27, 2007	PRC	100%	Medical examination & clinical
Shanghai Wangzu Guobin Medical Center Co., Ltd. (“iKang Shanghai Gubei”)	April 27, 2007	PRC	70%	Medical examination
Shanghai iKang Guobin Mingmen Clinic Co., Ltd. (“iKang Shanghai Pudong Avenue”)	April 27, 2007	PRC	100%	Medical examination
Shenzhen iKang Guobin Hospital Management, Inc. (“Shenzhen Hospital Management”)	September 10, 2007	PRC	66%	Holding company
Shenzhen Puji Clinic Co., Inc. (“iKang Shenzhen Nanshan”)	September 10, 2007	PRC	66%	Medical examination
Beijing iKang Guobin Lidu Clinic, Co., Ltd. (“iKang Beijing Lidu”)	December 3, 2007	PRC	100%	Medical examination
Chengdu iKang Guobin Blue Coast Health Management Co., Ltd. (“Chengdu Blue Coast”)	December 7, 2007	PRC	100%	Relaxation and recreation
Nanjing Joycome Clinic, Co., Ltd (“iKang Nanjing Xinjiekou”)	January 10, 2008	PRC	100%	Medical examination
Shenzhen iKang Guobin Clinic Co., Ltd. (“iKang Shenzhen Luohu”)	March 25, 2008	PRC	100%	Medical examination

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

			Percentage of
	Later date of		beneficial interest
	incorporation/	Place of	by iKang Guobin
Names	acquisition	incorporation	Healthcare Group, Inc.	Principal activities

VIEs’ subsidiaries:
Beijing iKang Guobin Jianwai Clinic, Co., Ltd. (“iKang Beijing Jianguomen”)	September 9, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Zhongguan Clinic, Co., Ltd. (“iKang Beijing Zhongguancun”)	September 19, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Zhengqingyuan Clinic, Co., Ltd. (“iKang Beijing Kunming Lake”)	December 1, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Jiuxianqiao Clinic, Co., Ltd. (“iKang Beijing Yansha East”)	December 1, 2008	PRC	100%	Medical examination
Shanghai iKang Guobin Renren Clinic, Co., Ltd. (“iKang Shanghai Yangpu”)	December 9, 2008	PRC	100%	Medical examination
Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (“iKang Chengdu Waishuangnan”)	January 15, 2009	PRC	100%	Medical examination
Shanghai iKang Guobin Blue Cross Clinic, Co., Ltd. (“iKang Shanghai Lujiazui”)	January 28, 2010	PRC	100%	Medical examination
Shanghai Wenzhong Clinic, Co., Ltd. (“Shanghai Wenzhong”)	February 12, 2010	PRC	71%	Medical examination
Beijing iKang Guobin Clinic, Co., Ltd. (“iKang Beijing Xuanwumen”)	August 5, 2010	PRC	100%	Medical examination
Nanjing iKang Guobin Clinic Co., Ltd. (“iKang Nanjing Gulou”)	January 19, 2011	PRC	100%	Medical examination
Shenzhen Xinglin Clinic Co., Ltd. (“iKang Shenzhen Futian”)	January 25, 2011	PRC	100%	Medical examination
Fujian iKang Guobin Health Management Co., Ltd. (“Fujian iKang”)	April 1, 2011	PRC	71%	Sales of healthcare service
Fuzhou iKang Guobin General Clinic, Co., Ltd. (“iKang Fuzhou Gulou”)	November 14, 2011	PRC	71%	Medical examination
Beijing iKang Guobin Xinei Clinic, Co., Ltd. (“iKang Beijing Xinei”)	January 30, 2012	PRC	100%	Medical examination
Shanghai iKang Guobin Fukang Clinic, Co., Ltd. (“Yan’an West Road”)	January 18, 2012	PRC	100%	Medical examination
Shanghai Zhonghuan Yipin Clinic, Co., Ltd. (“iKang Shanghai Zhonghuan”)	January 21, 2012	PRC	100%	Medical examination
Shanghai Yipin Clinic, Co., Ltd. (“iKang Shanghai Jing’an”)	January 21, 2012	PRC	100%	Medical examination
Shanghai iKang Guobin Waizhitan Clinic, Co., Ltd. (“iKang Shanghai Yan’an East Road”)	May 29, 2012	PRC	100%	Medical examination
Shanghai Jianwei Clinic, Co., Ltd. (“iKang Shanghai Jianwei”)	August 17, 2012	PRC	100%	Medical examination
Hangzhou iKang Guobin Wenhui Clinic, Co., Ltd. (“iKang Hangzhou Wenhui”)	September 3, 2012	PRC	100%	Medical examination
Tianjin Heping Aibin Clinic, Co., Ltd. (“iKang Tianjin Heping”)	October 15, 2012	PRC	100%	Medical examination
Suzhou Aibin Clinic, Co., Ltd. (“iKang Suzhou”)	November 13, 2012	PRC	100%	Medical examination
Changchun iKang Guobin Jiachang General Clinic, Co., Ltd. (“iKang Changchun”)	November 5, 2012	PRC	100%	Medical examination
Chengdu Jinjiang iKang Guobin Hongzhaobi Health Examination General Clinic, Co., Ltd. (“iKang Chengdu Jinjiang”)	December 21, 2012	PRC	100%	Medical examination
Chongqing Aibin Clinic, Co., Ltd. (“iKang Chongqing”)	December 18, 2012	PRC	100%	Medical examination
Guangzhou Wokang Clinic (“iKang Guangzhou Wokang”)	December 3, 2012	PRC	100%	Medical examination
Shenzhen Kefa Clinic (“Shenzhen Kefa”)	March 26, 2013	PRC	100%	Medical examination
Shanghai iKang Jianwei Health Management Co., Ltd (“Shanghai Jianwei Management”)	September 6, 2013	PRC	65%	Sales of healthcare service
Shanghai Yuanhua Clinic Co., Ltd. (“Yuanhua Clinic”)	July 31, 2013	PRC	100%	Medical examination
Nanjing Aoyang TCM Clinic Co., Ltd., (“Nanjing Aoyang Clinic”)	September 1, 2013	PRC	100%	Medical examination
Nanjing Aoyang Shunkang Health Information Consultancy Co., Ltd. (“Nanjing Aoyang Shunkang”)	September 1, 2013	PRC	100%	Sales of healthcare service
Jiangyin iKang Guobin Clinic Co., Ltd. (“iKang Jiangyin”)	December 16, 2013	PRC	100%	Medical examination
Zhejiang Huzhou Ailikang Investment Management Co., Ltd. (“Zhejiang Ailikang”)	December 31, 2013	PRC	100%	Sales of healthcare service
Hangzhou Aibo Huagang Clinic Co. Ltd. (“Hangzhou Aibo”)	December 31, 2013	PRC	100%	Medical examination
Beijing iKang Jun’an Clinic Co., Ltd. (“iKang Beijing Jun’an”)	November 28, 2013	PRC	100%	Medical examination
Beijing iKang Guobin Yayun Clinic Co., Ltd. (“iKang Beijing Yayun”)	December 5, 2013	PRC	100%	Medical examination
Changzhou iKang Guobin Clinic Co., Ltd. (“iKang Changzhou”)	March 14, 2014	PRC	62.5%	Medical examination

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Before January 31, 2012, PRC regulations limited business entities with direct foreign ownership of more than 70% to provide certain healthcare services in the PRC. To comply with related PRC regulations, the Company conducted the majority of its businesses through Beijing iKang and Zhejiang iKang, subsidiaries of the Group, and iKang Holding, iKang Holding’s subsidiaries and iKang Hangzhou Xixi, which are VIE entities of the Company. Beijing iKang and Zhejiang iKang entered into a series of contractual arrangements with the VIE entities and their shareholders, and through those contractual arrangements, as described below, the Company obtained the control and the right to substantially all of economic benefits of the VIE entities.

In July 2013, iKang acquired 100% Yuanhua, including Yuanhua BVI, Yuanhua WFOE, a variable interest entity Yuanhua Information and Yuanhua Clinic, which provide medical examination related services in China. Yuanhua WFOE entered into a series of contractual arrangements with Yuanhua Information and Mr. Haiqing Hu and Mr. Lei Zhao through which Yuanhua WFOE gained effective control over the operation of Yuanhua Information and is able to receive substantially all the economic benefits of Yuanhua Information.

In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operation of Beijing Jiandatong and is able to receive substantially all the economic benefits of Beijing Jiandatong.

Starting from January 31, 2012, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing healthcare services in the PRC; however, in order to operate under foreign-invested enterprise, the Group needs to reapply for the licenses or permits required for conducting such business from the Ministry of Health and Ministry of Commerce, because currently most licenses of the Group to conduct healthcare services are held by PRC entities. As of March 31, 2014, the Group has not yet applied for such licenses or permits.  Therefore the Group still operates through its VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Beijing iKang, Zhejiang iKang and Yuanhua WFOE have entered into the following contractual arrangements with iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong, Yuanhua Information and the shareholders of iKang Holding , iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE entities, and (2) receive the economic benefits of the VIE entities that could be significant to the VIE entities. Accordingly, the Company is considered the primary beneficiary of the VIE entities and has consolidated the VIE entities’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE entities, the Company believes the Company’s rights under the terms of the Exclusive Equity Option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the Exclusive Equity Option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive equity option agreement. The Company’s rights under the Exclusive Equity Option agreement give the Company the power to control the shareholders of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information and thus the power to direct the activities that most significantly impact the VIE entities economic performance. In addition, the Company’s rights under the Power of Attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE entities’ economic performance. The Company also believes that this ability to exercise control ensures that the VIE entities will continue to execute and renew the Exclusive Service agreement and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that provide the Company effective control over the VIE entities

(1)                                 Power of Attorney: Each registered shareholder of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information has executed a power of attorney agreement appointing Beijing iKang, Zhejiang iKang or Yuanhua WFOE to be the only and exclusive attorney, and irrevocably authorizing it to vote on each registered shareholder’s behalf on all of the matters concerning the VIE entities, that may require shareholders’ approval.  The term of the power of attorney is perpetual and the contract can be terminated at the discretion of the wholly foreign owned enterprises (“WFOEs”).

(2)                                 Exclusive Equity Option Agreement: Beijing iKang, Zhejiang iKang and Yuanhua WFOE have the exclusive right to purchase the equity interests of the VIE entities from the registered legal equity owners at the lowest consideration allowed by PRC regulations as far as PRC regulations permit a transfer of legal ownership to foreign ownership.  The term of the exclusive purchase right agreement is ten years and will be renewed on the expiration date by WFOEs and can be terminated at the discretion of the WFOEs.

(3)                                 Spousal Consent Under the Spousal Consent letters, the spouse of each married registered shareholder of iKang Holding and Beijing Jiandatong has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of iKang Holding and Beijing Jiandatong owned by such shareholder will be disposed of only in accordance with the applicable Exclusive Equity Option Agreement, Equity Interest Pledge Agreement, and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

Agreements that transfer economic benefits to the Company

(1)                                 Exclusive Services Agreement: Beijing iKang, Zhejiang iKang, Yuanhua WFOE and registered shareholders irrevocably agree that Beijing iKang, Zhejiang iKang and Yuanhua WFOE shall be the exclusive technology and consulting service provider to the VIE entities in return for a service fee as determined by Beijing iKang, Zhejiang iKang and Yuanhua WFOE up to the entire net profit of the VIE entities.  The terms of the services agreement are ten years, respectively, and this agreement will be automatically renewed on applicable expiration dates, and the agreement can be terminated at the discretion of the WFOEs.

(2)                                 Equity Interest Pledge Agreement: Shareholders of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information have pledged all of their equity interests in VIE entities with Beijing iKang, Zhejiang iKang and Yuanhua WFOE and Beijing iKang, Zhejiang iKang and Yuanhua WFOE are entitled to the rights to sell the pledged equity interests if the VIE entities or the shareholders default in their obligations.  The term of the pledge agreement is as long as service agreement; and it can be terminated when the service agreement is terminated.

Through these contractual agreements, the Company has the ability to effectively control the VIE entities and is also able to receive substantially all the economic benefits of the VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure

The Company believes that WFOE’s contractual arrangements with the VIE entities are in compliance with PRC law and are legally enforceable.  The shareholders of iKang Holding are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE entities were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE entities not to pay the service fees when required to do so.

The Company’s ability to control the VIE entities also depends on the power of attorney Beijing iKang, Zhejiang iKang and Yuanhua WFOE have to vote on all matters requiring shareholder approval in the VIE entities. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•                                          revoke the Group’s business and operating licenses;

•                                          require the Group to discontinue or restrict operations;

•                                          restrict the Group’s right to collect revenues;

•                                          block the Group’s websites;

•                                          require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                                          impose additional conditions or requirements with which the Group may not be able to comply; or

•                                          take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business.  In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE entities or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE entities.  The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Beijing iKang, Zhejiang iKang, Yuanhua WFOE or the VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The shareholders of the VIEs and the Company are as the following:

(1)                                 iKang Holding’s shareholders are Mr. Ligang Zhang and Mr. Boquan He, each of whom holds 50% of the equity interest in iKang Holding.

(2)                                 iKang Hangzhou Xixi’s shareholders are iKang Holding and Yalong Daoyi, which hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively. Yalong Daoyi is wholly-owned by iKang Holding. Therefore, iKang Holding owns the 100% equity interest in iKang Hangzhou Xixi.

(3)                                 Beijing Jiandatong’s shareholders is Mr. Haiqing Hu, who holds 80% of the equity interest in Beijing Jiandatong.

(4)                                 Yuanhua Information’s shareholders are Mr. Haiqing Hu and Mr. Lei Zhao, who hold 80% and 20% of the equity interest in Yuanhua Information, respectively.

(5)                                 Mr. Ligang Zhang and Mr. Boquan He are shareholders of the Company, who held 25.6% and 14.8% voting interest of the Company as of March 31, 2014, respectively. They own the equity interests in iKang Holding and iKang Hangzhou Xixi. Other than Mr. Ligang Zhang and Mr. Boquan He, none of the Company’s shareholders owns equity interests in iKang Holding and iKang Hangzhou Xixi.

The two shareholders of iKang holding are directors and shareholders of the Company.  One of them is the Company’s CEO, and the managing director of the VIEs.  Therefore they have no current interest in seeking to act contrary to the contractual arrangements.  The interests of the VIE’s shareholders may differ from the interests of the Company as a whole.  The Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor.  Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE’s may encounter in their capacity as the beneficial owners and director of the VIE entities, on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand.  The Company believes the shareholders of the VIE entities will not act contrary to any of the contractual arrangements and the exclusive equity option agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIE should they act to the detriment of the Company.  The Company relies on the VIE’ shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and BVI and act in the best interest of the Company.  If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE’ shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of and for the years ended March 31(after inter-company elimination):

	As of March 31,
	2013	2014

Cash and cash equivalents	$13,308	$11,326
Account receivable and other current assets	34,789	54,508
Total current assets	48,097	65,834
Property and equipment, net	31,511	60,325
Acquired intangible assets, net	4,475	14,070
Other noncurrent assets	7,069	38,466
Total non-current assets	43,055	112,861
Total assets	91,152	178,695
Deferred revenues	19,183	22,234
Account payable and other current liabilities	38,264	62,837
Total current liabilities	57,447	85,071
Total non-current liabilities	608	4,857
Total liabilities	$58,055	$89,928

	For the year ended March 31,
	2012	2013	2014

Net revenues	$80,563	$113,506	$170,226
Net income	$9,772	$11,728	$20,948

	For the year ended March 31,
	2012	2013	2014

Net cash provided by operating activities	$13,310	$14,978	$18,327
Net cash used in investing activities	(12,867)	(15,944)	(29,304)
Net cash (used in)/ provided by financing activities	$(2,043)	$3,824	$8,995

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The VIE entities contributed an aggregate of 86.0%, 84.8% and 84.1% of the consolidated net revenues for the years ended March 31, 2012, 2013 and 2014, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its high end health check services. As of the fiscal years ended March 31, 2013 and 2014, the VIE entities accounted for an aggregate of 55.1% and 71.4%, respectively, of the consolidated total assets, and 77.9% and 82.6%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, account receivable and prepaid expenses and other current assets.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE entities. However, if the VIE entities ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE entities through loans to the shareholders of the VIE or entrustment loans to the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of iKang Healthcare Group Inc., its subsidiaries, its VIEs and its VIEs’ subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, the useful lives and impairment of property and equipment, the useful lives and impairment of intangible assets, impairment of goodwill, write off of leasehold improvement, valuation allowance for deferred tax assets, share-based compensation and fair value of the common shares, convertible redeemable preferred shares and forward contracts.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business.  A general allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, in addition to specific provisions established based on customers’ repayment patterns and customer credit worthiness.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalent, restricted cash, accounts receivable, forward contract, equity method investment, cost method investment, amount due from related parties, accounts payable, amount due to related parties, short-term borrowing and long-term borrowing.

The carrying values of cash, and cash equivalent, restricted cash, accounts receivable, accounts payable, and amounts due from related parties, short-term borrowing approximate their fair values due to short-term maturities.  It is not practical to estimate the fair value of the Group’s cost method investment because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

The fair value of long-term borrowings is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

For amounts due to related parties, they are carried at amortized cost using effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Fair value of foreign currency forward contract is discussed in Note 18.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Significant risks and uncertainties

The Group operates in an industry with rapid changes in regulations, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in healthcare industry standards, changes in certain strategic relationships or customer relationships, regulatory or other PRC related factors, risks associated with the Group’s ability to keep and increase the customer base, and risks surrounding pending litigations.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalent of the Group included aggregate amounts of $15,830 and $15,853 at March 31, 2013 and 2014, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable.  The Group places their cash with financial institutions with high-credit ratings and quality.  The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

No customer accounted for 10% or more of total revenues for the years ended March 31, 2012, 2013 and 2014.  No customer accounted for 10% or more of accounts receivable as of March 31, 2013 and 2014.

Inventories

Inventories are medical consumables and are stated at the lower of cost or market value.  Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories.  The Group reflected the write-down of inventories of $25, nil and nil for the year ended March 31, 2012, 2013 and 2014, respectively in cost of revenues.

Equity method investment

The investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “loss from equity method investment” in the consolidated statements of operations.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investment - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the year ended March 31, 2012, 2013 and 2014.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	5 years
Furniture and fixture	5 years
Medical equipment	10 years
Motor vehicles	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term

Construction in progress represents unfinished leasehold improvement and installment of equipment for new clinics.  Construction in progress will be transferred to leasehold improvement or property and equipment when it is finished.  Depreciation is recorded at the time when assets are ready for the intended use.

Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired.  Identifiable intangible assets are carried at cost less accumulated amortization.  Amortization of customer relationship is computed using the estimated attrition pattern of the acquired customers, and amortization of other finite-lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

	Weighted average (years)	range (years)

Customer relationship	6.8	2.1~10.0
Non-compete agreement	3.0	2.0~3.0
Contract backlog	0.7	0.4~0.9
Operating license	3.2	0.3~4.8
Favorable lease contract	8.8	5.1~9.8

The weighted average estimated average useful life of the intangible assets with determinable lives is 6.4 years.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets-indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite.  An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization.  Depreciation and amortization is computed principally using the straight-line method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

Goodwill represents the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired in business combinations. Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that they might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (March 31 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process.

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Group did not incur any impairment loss on goodwill for the years ended March 31, 2012, 2013 and 2014.

Cost method investment

For investment over which the Group does not have significant influence, the Group carries the investments at cost.  The Group reviews the cost method investment for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred.  The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment.  If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is stated net of business tax.  The Group’s PRC subsidiaries and VIE entities are subject to a 5% business tax and related surcharges on the revenues earned from providing services and selling products in the PRC.  Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws.  The Group recognized $1,098, $1,576, and $2,084 business tax for the years ended March 31, 2012, 2013 and 2014, respectively.

The Group recognizes revenues when persuasive evidence of an arrangement exists, service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured.

The Group offers medical examination and disease screening services and renders such services at the request of its customers.  The Group recognizes revenues when the examination reports are issued and passed to the local couriers if hard copy reports are required by its customers, or when the examination reports are uploaded on line and can be viewed by the customers on line if hard copy reports are not required.  The Group notifies its customers when their examination reports are delivered to the local couriers or ready to be viewed and downloaded on line.

For individual customers, fees are collected before the performance of the services while corporate customers prepay a portion of service fees upon signing of the master contract, which is recognized as deferred revenue by the Group.  All fees for services rendered are first charged against the corporate customer’s deferred revenues until it is entirely exhausted before the Group starts to invoice the corporate customers.  The Group records accounts receivables from its corporate customers when the examination reports of the employees of corporate customers have been delivered or uploaded on line but the Group has not received remaining payments from the corporate customers.

Sometimes the Group engages third-party providers to provide medical examination and disease screening services on behalf of the Group.  The Group evaluates the services provided by third parties on behalf of the Group to determine whether to recognize the revenues on a gross or net basis.  The determination is based upon an assessment as to whether the Group acts as a principal or agent when providing the services.  All of the revenues involving third-party providers providing medical examination or disease screening services on behalf of the Group are currently accounted for on a gross basis since the Group is the primary obligor, has the latitude in establishing prices, discretion in third-party provider selection and the credit risks.

The Group has also historically provided medical concierge services.  The value included in the medical concierge card prepaid by the Group’s customers is initially recorded as deferred revenues, and a predetermined amount which is based on the number of appointments actually made is deducted and recognized as revenue when a customer schedules an appointment with a hospital because the Group has no further service obligation after such appointment is made.  There is no right of return if a card expires, which is on average one to two year from the date of purchase.  Any remaining balance of deferred revenue is recognized upon expiry of the card.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group also provides packages of bundled services principally comprising combinations of the above to its corporate customers.  Components normally expire within one year from the date of purchase and does not include right of return.  The Group allocates revenues from the sale of bundled services to each component using the relative selling price of each component based on the Group’s best estimate.  Revenue recognition criteria for components included in the bundled services is identical to as if the components are sold on a standalone basis.

Value added tax (“VAT”)

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries became subject to VAT at the rate of 3% on certain service revenues which were previously subject to business tax.

Non-monetary exchange

The Group occasionally exchanges medical examination service with advertising agencies for advertising credits. The amount of deferred revenues and prepaid expenses is based on the fair value of the medical examination services surrendered which approximates the price the Group offers to the individual customers and is more readily determinable. The amounts of revenues recognized for non-monetary transactions were $1,291, $972 and $706 for the years ended March 31, 2012, 2013 and 2014, respectively. No direct costs are attributable to the revenues.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, includes but not limited to salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

Research and development costs

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation and amortization expenses associated with the research and development activities.  The Group’s research and development activities primarily consist of the research and development of its information technology platform and technical support for its customer services.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2012, 2013 or 2014, respectively.

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs net of an estimated forfeiture rate using the graded vesting attribution method over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share compensation expense to be recognized in future periods.

Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings (loss) per share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The Group’s convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis.  Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the common shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to common shares only because preferred shares are not contractually obligated to share the loss.

Diluted earnings (loss) per common share reflect the potential dilution that could occur if securities were exercised or converted into common shares.  The Group had convertible redeemable preferred shares, and stock options, which could potentially dilute basic earnings per share in the future.  To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”).  The financial records of the Group’s subsidiaries and VIE entities located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the statement of operations.

The Group’s entities with functional currency of RMB, translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income and cumulative foreign currency translation adjustments and is reported in the statement of shareholder’s equity (deficit).

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Newly adopted accounting pronouncements

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The guidance is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group has adopted this guidance on April 1, 2013. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                                          Step 1: Identify the contract(s) with a customer.

•                                          Step 2: Identify the performance obligations in the contract.

•                                          Step 3: Determine the transaction price.

•                                          Step 4: Allocate the transaction price to the performance obligations in the contract.

•                                          Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                                          For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                                          For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                                          For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                                          The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                                          An explanation of the reasons for significant changes.

The Group is in processing to adopt this pronouncement.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation — Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION

(1)                                 Acquisition of iKang Shanghai Jianwei

On August 17, 2012, the Group acquired 100% equity interest of iKang Shanghai Jianwei, which provides medical examination services with cash consideration of $1,249. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life
Net tangible assets:
Current assets	$39
Non-current assets	463
Deferred tax assets	274
Total	776

Intangible assets acquired:
Customer relationship	71	5.3 years
Operating license	32	1.4 years
Goodwill	396
Deferred tax liability	(26)

Total	473

Total consideration	$1,249

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shanghai Jianwei have been included in the Group’s consolidated financial statements since the date of acquisition.  iKang Shanghai Jianwei contributed net revenue of $300 and $1,122, and net loss of $647 and $773 to the Group’s consolidated statements of operations in the years ended March 31, 2013 and 2014, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(2)                                 Acquisition of iKang Changchun

On November 5, 2012, the Group acquired 100% equity interest of iKang Changchun, which provides medical examination services with cash consideration of $915. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$5
Non-current assets	307
Total	312

Intangible assets acquired:
Customer relationship	165	6.1 years
Favorable lease contract	21	5.1 years
Operating license	48	2.5 years
Goodwill	427
Deferred tax liability	(58)
Total	603
Total consideration	$915

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Changchun have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Changchun contributed net revenue of $25 and $593, and net loss of $301 and $832 to the Group’s consolidated statements of operations in the years ended March 31, 2013 and 2014, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(3)                                 Acquisition of iKang Guangzhou Wokang

On December 3, 2012, the Group acquired 100% equity interest of iKang Guangzhou Wokang, which provides medical examination services with cash consideration of $2,986. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$117
Non-current assets	550
Total	667

Net tangible liabilities:
Current liabilities	$(44)
Total	(44)

Intangible assets acquired:
Customer relationship	175	6.0 years
Favorable lease contract	1,074	9.8 years
Operating license	48	3.1 years
Goodwill	1,390
Deferred tax liability	(324)
Total	2,363
Total consideration	$2,986

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Guangzhou Wokang have been included in the Group’s consolidated financial statements since the date of acquisition.  iKang Guangzhou Wokang contributed net revenue of $7 and $2,737, and net loss of $273 and net income of $964 to the Group’s consolidated statements of operations in the years ended March 31, 2013 and 2014, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(4)                                 Acquisition of Yuanhua BVI, Yuanhua WFOE, Yuanhua information and Yuanhua Clinic (collectively, “Yuanhua”)

On July 31, 2013, the Group acquired 100% equity interest of Yuanhua, which provides medical examination related services with cash consideration of $27,600. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$8,059
Non-current assets	1,150
Deferred tax assets	371
Total	9,580

Net tangible liabilities:
Current liabilities	$(6,060)
Total	(6,060)

Intangible assets acquired:
Trade name	4,830
Customer relationship	6,307	5.0-7.4 years
Operating license	49	2.3 years
Contract backlog	49	0.9 years
Goodwill	15,654
Deferred tax liability	(2,809)
Total	24,080
Total consideration	$27,600

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Yuanhua have been included in the Group’s consolidated financial statements since the date of acquisition. Yuanhua contributed net revenue of $10,091, and net loss of $1,023 to the Group’s consolidated statements of operations in the year ended March 31, 2014.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(5)                                 Acquisition of Nanjing Aoyang TCM Clinic Co., Ltd. and Nanjing Aoyang Shunkang Health Information Consultancy Co., Ltd. (collectively, “Nanjing Aoyang”)

On September 1, 2013, the Group acquired 100% equity interest of Nanjing Aoyang, which provides medical examination services with cash consideration of $4,085. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$15
Non-current assets	3,314
Total	3,329

Intangible assets acquired:
Operating license	33	1.3 years
Goodwill	731
Deferred tax liability	(8)
Total	756
Total consideration	$4,085

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Nanjing Aoyang have been included in the Group’s consolidated financial statements since the date of acquisition. Nanjing Aoyang contributed net revenue of $218, and net loss of $1,145 to the Group’s consolidated statements of operations in the year ended March 31, 2014.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(6)                                 Acquisition of Zhejiang Huzhou Ailikang Investment Management Co. Ltd. (“Zhejiang Ailikang”)

On December 31, 2013, the Company acquired 100% equity interest of Zhejiang Ailikang, which holds 100% equity of Hangzhou Aibo Huagang Clinic Co. Ltd., a company providing medical examination service, for cash consideration of $1,663. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$2
Non-current assets	576
Total	578

Net tangible liabilities:
Current liabilities	$(818)
Total	(818)

Intangible assets acquired:
Favorable lease contract	283	5.3 years
Operating license	83	2.7 years
Goodwill	1,628
Deferred tax liability	(91)
Total	1,903
Total consideration	$1,663

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Zhejiang Ailikang have been included in the Group’s consolidated financial statements since the date of acquisition. Zhejiang Ailikang contributed net revenue of nil, and net loss of $158 to the Group’s consolidated statements of operations in the year ended March 31, 2014.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(7)                                 Acquisition of MediFast

On January 14, 2014, the Group acquired 80% equity interest of MediFast, which provides medical examination, health management and medical services, with cash consideration of $8,113.  Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$1,944
Non-current assets	927
Total	2,871

Net tangible liabilities:
Current liabilities	$(1,431)
Total	(1,431)

Intangible assets acquired:
Customer relationship	2,825	5.0-10.0 years
Non-compete agreement	451	3.0 years
Trade-name	374	Indefinite
Goodwill	5,332
Deferred tax liability	(619)
Total	8,363
Non-controlling interest	$(1,690)
Total consideration	$8,113

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of MediFast have been included in the Group’s consolidated financial statements since the date of acquisition.  MediFast contributed net revenue of $2,570, and net income of $328 to the Group’s consolidated statements of operations in the year ended March 31, 2014.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.                                      ACQUISITION - continued

(8)                                Pro forma information

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2012 and 2013 assuming that the acquisitions of iKang Shanghai Jianwei, iKang Changchun and iKang Guangzhou Wokang occurred as of April 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended March 31,
	2012	2013
	(Unaudited)	(Unaudited)

Pro forma net revenue	$98,177	$137,269
Pro forma net income attributable to common shareholders of iKang Healthcare Group, Inc.	$8,657	$12,334

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2013 and 2014 assuming that the acquisitions of Yuanhua, Nanjing Aoyang, Shanghai Jianwei Management, Zhejiang Ailikang and MediFast occurred as of April 1, 2012, the acquisition of iKang Shanghai Jianwei, iKang Changchun and iKang Guangzhou Wokang occurred as of April 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended March 31,
	2013	2014
	(Unaudited)	(Unaudited)

Pro forma net revenue	$161,447	$215,104
Pro forma net income attributable to common shareholders of iKang Healthcare Group, Inc.	$12,818	$21,110

(9)                                 Acquisition of Assets

On March 26, 2013, the Company acquired the operating license of iKang Shenzhen Kefa with a cash consideration of $167.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31,
	2013	2014

Accounts receivable	$33,461	$41,949
Less: allowance for doubtful accounts	3,272	4,330
Accounts receivable, net	$30,189	$37,619

Movement of allowance for doubtful accounts is as follows:

	As of March 31,
	2013	2014

Balance at beginning of year	$1,561	$3,272
Charge to expenses	1,800	1,100
Write off	(132)	(97)
Exchange difference	43	55
Balance at end of year	$3,272	$4,330

The Group decides to write off a receivable and the corresponding provision when it determines that certain events indicate that there is no chance that an account receivable can be collected, such as liquidation of a customer or termination of cooperation.  The Group can also claim deduction on a current tax return for a bad debt expense when sufficient evidence is submitted to the tax authority and approved by the tax authority to support the uncollectibility of the bad debt.

5.                                     INVENTORIES

Inventories consist of the following:

	As of March 31,
	2013	2014

Medical consumable	$1,162	$1,693

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2013	2014

Advance to suppliers(1)	$2,191	$9,022
Deferred IPO cost	—	3,482
Prepaid rental expense	1,511	2,226
Staff advance	939	2,141
Prepaid acquisition fees(2)	—	1,705
Prepaid expenses(3)	1,269	792
Fair value of the forward contracts(4)	—	57
Other receivable	706	587
	$6,616	$20,012

(1)                                 Advance to suppliers represents advance payment to suppliers to purchase medical equipment and consumables.

(2)                                 Prepaid acquisition fees represent advance payments for acquisitions.

(3)                                 Prepaid expenses mainly consist of amounts paid for professional fee and advertisement fees for which relating services have not been provided.

(4)                                 The Bayley & Jackson (Hong Kong) entered into two foreign currency exchange forward contracts with Bank of East Asia (“BEA”) in June and July 2013, respectively. Pursuant to those contracts, Bayley & Jackson (Hong Kong) bought two buy RMB20,000, sell USD foreign exchange forward contracts using the quoted exchange rates at 6.2825 and 6.2620, respectively. The Group carries the forward contracts at fair value in its balance sheet and the changes in the exchange forward contract fair value during the each period end are recorded in the statement of the operations. The Group carries the forward contract as asset at fair value at March 31, 2014. The Group measures the fair value of the forward contract on a recurring basis based on a level 2 measure, i.e. the Group uses the market exchange rate to assess the fair value of the forward contract and recognizes the changes in fair value attributable to the difference between the market exchange rate and contractual exchange rate in change in fair value of the forward contracts. For the year ended March 31, 2014, the Group recorded a gain of $57 in change in fair value of the forward contracts. The forward contracts was settled in June 2014.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

7.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2013	2014

Medical equipment	$30,805	$46,275
Leasehold improvements	22,310	33,807
Computer equipment and application software	5,569	7,815
Furniture and fixtures	3,718	5,329
Motor vehicles	440	732
Construction in progress	385	8,560
Less: accumulated depreciation and amortization	30,655	38,874
	$32,572	$63,644

Depreciation expenses charged to the consolidated statement of operations for the years ended March 31, 2012, 2013 and 2014 were $5,722, $7,112 and $8,874, respectively.

8.                                      ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of March 31,
	2013	2014
Acquired intangible assets not subject to amortization
Trade-name	$2,078	$7,212
Acquired intangible assets subject to amortization
Customer relationship	3,265	12,303
Operating license	2,002	2,161
Favorable lease contract	1,098	1,372
Contract backlog	39	88
Non-compete agreement	2	454

Less: accumulated amortization
Customer relationship	2,484	4,059
Operating license	1,024	1,289
Favorable lease contract	29	169
Contract backlog	39	80
Non-compete agreement	1	37
Less: impairment	427	426
Intangible assets, net	$4,480	$17,530

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

8.                                      ACQUIRED INTANGIBLE ASSETS, NET - continued

Amortization expenses for the years ended March 31, 2012, 2013 and 2014 were $563, $598 and $1,885, respectively.  Amortization expenses for the years ended March 31, 2015, 2016, 2017, 2018, 2019 and thereafter would be $2,865, $2,292, $1,785, $1,264, $838 and $1,274, respectively. No impairment loss was recognized on acquired intangible assets during the years ended March 31, 2012, 2013 and 2014.

9.                                      GOODWILL

The changes in carrying amounts of goodwill for the years ended March 31, 2012 and 2013 were as follows:

	As of March 31,
	2013	2014

Gross amount:
Beginning balance	$41,103	$43,503
Addition for the year by acquisition of
iKang Shanghai Jianwei	396	—
iKang Changchun	427	—
iKang Guangzhou Wokang	1,390	—
Nanjing Aoyang	—	731
Yuanhua	—	15,654
Shanghai Jianwei Management	—	572
Zhejiang Ailikang	—	1,628
MediFast	—	5,332
Exchange difference	187	(484)
Ending balance	43,503	66,936

Accumulated impairment loss:
Beginning balance	25,665	25,712
Exchange difference	47	(188)
Ending balance	$25,712	$25,524
Goodwill	$17,791	$41,412

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

10.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2013	2014

Accrued rental expense	$2,554	$4,944
Accrued payroll and welfare	2,434	4,231
Acquisitions consideration payable (1)	537	3,628
Accrued social insurance	2,248	2,368
Accrued IPO expenses	—	2,268
Other taxes payable	1,610	2,254
Accrued outsourcing cost	1,121	1,909
Accrued professional fees (2)	2,738	55
Interest expense payable	169	27
Other payable to shareholders (3)	2,256	—
Other payables	1,524	2,591
	$17,191	$24,275

(1)                                 Acquisitions consideration payable consists of remaining payables to sellers of the acquired entities. As of March 31, 2013, the acquisitions consideration payable consisted payable for the acquisition of iKang Shanghai Zhonghuan and iKang Shanghai Jing’an, iKang Shanghai Jianwei, and iKang Changchun amounted $137, $322 and $78, respectively. As of March 31, 2014, the acquisitions consideration payable consisted payable for the acquisition of iKang Shanghai Jianwei, Nanjing Aoyang, Yuanhua, Zhejiang Ailikang, MediFast and Shanghai Huajian Clinic Ltd. amounted $129, $402, $540, $62, $839 and $1,656, respectively.

(2)                                 As of March 31, 2013, the balance represents the professional fees for the issuance of Series F convertible redeemable participating preferred shares (“Series F shares”), which was paid in June 2013.

(3)                                 In March 2013, pursuant to the share purchase agreement and various agreements among the Company, some existing shareholders and the Series F shares investors, certain existing shareholders sold some of their shares to some series F shares investors. Part of the consideration amounted $2,256 was received by the Company on behalf of the selling shareholders, which was paid back to those selling shareholders in May 2013.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

11.                              BANK BORROWINGS

	As of March 31,
	2013	2014

Short term borrowings(1)	$5,482	$18,201
Long term borrowings(2)	—	1,865
	$5,482	$20,066

(1)           On June 25, June 28, July 10, September 17 and December 19, 2013, iKang Holding borrowed five one-year loans of $1,627, $1,304, $1,630, $1,606 and $4,941 respectively from BEA, to purchase the property and equipment capital and meet temporary working capital needs of the Group. The annual interest rates are the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loans were guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and 2014, the outstanding short term borrowings were nil and $10,910, respectively.

In September 2013, iKang Online signed a ten-year loan framework agreement with an amount no more than $2,451 with BEA, to repay the loans from China Merchants Bank which was due in September 2013. On September 17, 2013, iKang Online borrowed a one-year loan of $2,410 according to the framework agreement. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and 2014, the outstanding short-term borrowings were nil and $2,372, respectively.

In March 2014, seven clinics in Beijing signed seven one-year loan framework agreements with an amount no more than $8,896 with Bank of Beijing, to meet temporary working capital needs of the Group. Clinics borrowed total $4,919 in March, 2014. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 15% of the benchmark interest rate. The loans were guaranteed by iKang Online and iKang Holdings. As of March 31, 2013 and 2014, the outstanding short term borrowing were nil and $4,919, respectively.

(2)                                 In June 2013, iKang Holding signed a ten-year loan framework agreement with total loan amounts no more than $3,268 with BEA, to meet the Group’s needs to purchase the property and equipment . On June 28, 2013, iKang Holding borrowed a two-year loan of $1,897 according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and 2014, the outstanding long term borrowings were nil and $1,865, respectively.

Interest expenses incurred for the year ended March 31, 2012, 2013 and 2014 were $5 and $477, $827, respectively. The weighted average effective interest rate for the year ended March 31, 2012, 2013 and 2014 was 8.2%, 7.8% and 7.0%, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.                               CONVERTIBLE LOAN

In May 2012, the Company signed a convertible loan agreement with amount of $2,000 with an unrelated third party, with annual interest rate of 8% and the maturity date of December 31, 2012. On or prior to the maturity date, the lender has the option to extend the maturity date of the convertible loan to June 30, 2013, and also has the option but not the obligation to convert the loan into common shares of the Company. As of March 31, 2013, the loan has not been repaid or converted because no notice from the lender was received by the Company. In June 2013, the Group repaid the convertible loan and accrued interests amounted to $2,300 in full pursuant to an agreement with the lender.

13.                               INCOME TAXES

Cayman Islands

The Company was tax-exempted companies incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

British Virgin Islands (“BVI”)

The iKang Guobin and iKang Zhejiang BVI are exempted from income tax in BVI where were incorporated.

Hong Kong

Bayley & Jackson (Hong Kong), Yuanhua HK and MediFast are subject to Hong Kong Profits Tax at 16.5% on its activities conducted in Hong Kong.

PRC

Since January 1, 2008, the Company’s PRC subsidiaries, iKang holding and its subsidiaries are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Shanghai iKang and iKang Holding were established in “Shanghai Pudong Economic Open Zones”, which entitled them to a preferential tax rate of 15% prior to January 1, 2008.  Based on the transition rules of the EIT Law, iKang Holdings and Shanghai iKang continued to enjoy preferential tax rates of 18%, 20%, 22%, 24%, from January 1, 2008 through December 31, 2011, respectively, due to the preferential tax qualification obtained prior to January 1, 2008.

iKang Shenzhen Nanshan, iKang Shenzhen Luohu, iKang Shenzhen Futian and Shenzhen Kefa are subject to PRC individual income tax rate of 35% due to regulations set by local governments.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

13.                               INCOME TAXES - continued

PRC - continued

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement.  Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. The BVI, where the Company is incorporated, does not have a tax treaty with PRC.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities.  In accordance with relevant PRC tax administration laws, tax years from 2009 to 2013 of the Group’s PRC subsidiaries and VIE entities, remain subject to tax audits as of March 31, 2014, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are approximately $6,309 as of March 31, 2014.  The undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2014.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $52,786 as of March 31, 2014. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

13.                               INCOME TAXES - continued

PRC - continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status.  The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC.  The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes.  If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Years ended March 31,
	2012	2013	2014

Current tax expense	$3,987	$7,311	$12,048
Deferred tax benefits	(48)	(1,177)	(1,947)
Income tax expenses	$3,939	$6,134	$10,101

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

13.                               INCOME TAXES - continued

PRC - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of March 31,
	2013	2014

Current deferred tax assets:
Accrued expenses	$1,410	$2,185
Deferred revenue	158	125
Accrued payroll	656	1,056
Bad debt provision	791	995
Less: Valuation allowance	(141)	(370)
Current deferred tax assets	$2,874	$3,991

Non-current deferred tax assets:
Depreciation and amortization	$358	212
Due to impairment of long-lived assets	102	88
Net operating tax loss carry-forwards	1,724	3,748
Less: Valuation allowance	(728)	(2,041)
Non-current deferred tax assets	$1,456	$2,007

	As of March 31,
	2013	2014

Non-current deferred tax liabilities:
Intangible assets	$499	$3,478
Non-current deferred tax liabilities	$499	$3,478

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

13.                               INCOME TAXES - continued

PRC - continued

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives.  The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of March 31, 2014, the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries had a tax loss carry-forward amounted to $14,993 and would expire on various dates between March 31, 2015 and March 31, 2019.  The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group.  Valuation allowance is considered on each individual subsidiary and legal entity basis.  Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	For the year ended March 31,
	2012	2013	2014

Net income before provision	$14,331	$18,583	$32,183
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	$3,583	$4,646	$8,046
Change in valuation allowance	(16)	126	704
Expenses not deductible for tax purposes	258	631	440
Effect of income tax rate difference for entities under individual income tax rate of 35%	67	129	390
Loss utilized for entities under individual income tax rate of 35%	(235)	(153)	(99)
Effect of income tax rate differences in other jurisdictions	282	755	620
Income tax expense	$3,939	$6,134	$10,101

The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2012, 2013 and 2014.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

14.                               COMMON SHARE

As of March 31, 2014, the Company was authorized to issue a maximum of 39,268,485 shares with a par value of $0.01 per share, comprised 37,698,485 Class A common shares and 1,570,000 Class B common shares.

As of March 31, 2013, the Company was authorized to issue a maximum of 37,596,704 shares with a par value of $0.01 per share, comprised 36,026,704 Class A common shares and 1,570,000 Class B common shares.

15.                              CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 31, 2013, there were 1,094,668 Series A convertible redeemable participating preferred shares (“Series A shares”), 686,368 Series B convertible redeemable participating preferred shares (“Series B shares”), 794,250 Series C1 convertible redeemable participating preferred shares (“Series C1 shares”), 126,286 convertible redeemable participating preferred shares (“Series C2 shares”), 1,024,318 Series C3 convertible redeemable participating preferred shares (“Series C3 shares”) (Series C1 shares, Series C2 shares and Series C3 shares are collectively referred to as “Series C shares”), 3,538,864 Series D1 convertible redeemable participating preferred shares (“Series D1 shares”), 2,307,536 Series D2 convertible redeemable participating preferred shares (“Series D2 shares”) (Series D1 shares and Series D2 shares are collectively referred to as “Series D shares”), 4,289,457 Series E convertible redeemable participating preferred shares (“Series E shares”) and 4,654,697 Series F shares outstanding.

On August 28, 2013, the Company issued 1,953,499 Series F shares, which are under the same terms of Series F shares issued on March 28, 2013 to a group of investors for a consideration of $25,181.

On October 16, 2013, a total number of 596,484 Class A common shares and Series D1 and D2 preferred shares held by certain existing shareholders were sold to a third party investor pursuant to the share purchase agreements dated September 12, 2013. The existing shares were sold for $12.0309 per share, which was the same as the selling price of existing shares to new investors in March 2013. The 596,484 sold shares were redesignated as 596,484 Series F shares immediately after the completion of the sale and purchase of the shares. The price agreed and paid by the purchaser of Series F shares was $14.1792 per share, which was determined by the Company and agreed by the purchaser based on the estimated equity value of the Company on the date of the share purchase agreement. Total sold price of $7,176 was paid by the purchaser to the sellers in October 2013. The difference of selling price and purchase price of the shares totaling $1,281 was paid by the purchaser to the Company in October 2013. The Company credited for the $1,281 to the series F shares.

As of March 31, 2014, there were 1,094,668 Series A shares, 686,368 Series B shares, 794,250 Series C1 shares, 126,286 Series C2 shares, 1,024,318 Series C3 shares, 3,488,864 Series D1 shares, 2,072,624 Series D2 shares, 4,289,457 Series E shares and 7,204,680 Series F shares preferred shares outstanding.

The Series A, B, C, D, E and F shares are collectively referred to as the preferred shares.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Key terms of the preferred shares are summarized as follows:

Redemption

The original redemption price of the Series A, B, C, D and E shares equaled the sum of (i) the preferred share original issue price, and (ii) interest calculated at 10% per year compounded annually from the original preferred share issue date until original maturity on April 22, 2012.  The Company recognized entire changes in the redemption value and adjusted the carrying value of the preferred shares to equal the redemption value immediately when the preferred shares were issued. As a result, $26,353 of redemption premium of the preferred shares was recorded as a deemed dividend upon issuance of those preferred shares.

Series E shares which were originally redeemable upon or at any time after (i) November 28, 2011, if no qualified IPO or a company sale had occurred by such date, or (ii) February 28, 2011, in the event that any shareholder refused to participate in a company sale.

Pursuant to a supplemental agreement entered into between the Company and the holders of Series E shares dated on July 14, 2011, Series E shares would be redeemable after April 22, 2012.  hence additional redemption premium of $2,312 related to the period from the original redemption due date of July 14, 2011 to April 22, 2012 was charged as deemed dividend for the year ended March 31, 2012.

After issuance of Series F shares and at the election of Series F shareholders, each Series F share shall be eligible to be redeemed if any of the following events occurs:

(1)                                 by March 28, 2017, the Restructuring has been completed but a Qualified IPO has not been consummated;

“Restructuring” means the transfer of all interests in the medical centers, clients, employees, contractors and all other assets held by the PRC Entities (other than direct or indirect wholly-owned subsidiaries of the Company) as of Series F shares issuance date and any such additional interests in medical centers, clients, employees, contractors and other acquired by the PRC Entities thereafter to a direct or indirect wholly owned subsidiary of the Company.

(2)                                 Other than as approved by the Company’s board of directors (including the affirmative votes of Series F share directors), the loss of control or the inability to consolidate over any subsidiaries or VIE entities of the Group that account for three percent (3%) or more of the then consolidated revenues or hold three percent (3%) or more of the then consolidated assets;

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption - continued

(3)                                 the Restructuring is not completed by the expiry of 18 months from the earlier of (i) the effective date of a Change of Law or (ii) the date of such announcement or promulgation of a Change of Law;

“Change of Law” means any change of applicable Laws that would have a material adverse effect on the validity of, or on the rights (as a whole) granted under, the VIE arrangements.

(4)                                 the Restructuring is not completed within two years from the date of a Restricted Venue Resolution, or

“Restricted Venue Resolution” means the resolution passed by the majority of the Company’s board of directors to proceed with an IPO upon the occurrence of Change of Law;

(5)                                 by March 28, 2017, the Restructuring has not been completed and a Qualified IPO has not been consummated.

In the case of (1) to (4) above, the redemption price of the Series F shares equals to the sum of (i) the preferred share original issue price, and (ii) interest calculated at 10% per year compounded annually from the original preferred share issue date.

In the case of (5) above,  the redemption price of the Series F shares equals to the sum of (i) the preferred share original issue price, and (ii) interest calculated at 12% per year compounded annually from the original preferred share issue date.

Upon the issuance of Series F shares, redemption of preferred shares other than Series F and E shares, shall require no less than five affirmative votes out of nine votes of the board directors, including the both affirmative votes of Series F shares directors.

Series E shares can only be redeemed at the election of Series E preferred shareholders for cash at their redemption price when Series F shares are redeemed.

Series B, C1, C2 and D1 shares are redeemable upon the second anniversary of the Series F issuance date and thereafter.

Series A shares are redeemable at the election of the relevant classes of preferred shareholders for cash at their redemption price when Series F, E, B, C1, C2 and D1 shares are redeemed.

Series C3 and D2 shares can only be redeemed when series F, E, B, C1, C2, D1 and A shares are redeemed at the election of the preferred shareholders.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption - continued

Upon the issuance of Series F shares, the redemption price of the Series A, B, C, D and E shares equals to the sum of (i) the preferred share original issue price, and (ii) interest calculated at 10% per year compounded annually from the original preferred share issue date until March 28, 2017.

The Company recognized changes in the redemption value and adjusted the carrying value of the preferred shares to equal the entire redemption value immediately when the preferred shares were issued, as a result, $74,075 and $17,763 of redemption premium of the preferred shares was recorded as a deemed dividend for the years ended March 31, 2013 and 2014, respectively.

Voting rights

Preferred shareholders are entitled to the number of votes equal to the number of common shares into which such preferred shares could be converted at the record date.

Dividends

Whenever a dividend is declared by the board of directors of the Company, the preferred shares holders shall receive, in preference to any dividend on any common shares a non-cumulative dividend in an amount equal to 6% annually of the preferred shares’ original purchase price, as adjusted for stock splits, stock dividends, etc., and shall also participate on an as converted basis with respect to any dividends payable to the common shares.  The sequence of dividend participating right of all series of preferred shares was as follows:

(1)                                 Series F

(2)                                 Series E

(3)                                 Series B, C1, C2 and D1

(4)                                 Series A

(5)                                 Series C3 and D2

Conversion

Each preferred share shall be convertible, at the option of the holder thereof, at any time after the preferred shares’ original date of issuance, into such number common shares as determined by dividing the preferred share original issue price by preferred share conversion price.

The initial conversion ratio was one for one.  The conversion price has a standard anti-dilution adjustment term for items such as stock splits and recapitalization.  It also has a down-round provision, under which when the Company issues any additional shares at a price per share that is lower than the conversion price per share then in effect, the conversion price per share is adjusted down.  There have been no such adjustments to the conversion price.

The Company has recorded beneficial conversion feature amounted nil, nil, $328, nil, nil and nil attributable to the Series A, B, C, D, E and F shares, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Conversion - continued

Each preferred share would automatically be converted into common shares at the then effective preferred share conversion price upon the closing of a qualified IPO, which was consummated in April 2014.

Liquidation preference

Upon occurrence of a liquidation event, an amount shall be paid with respect to each preferred share equal to 100% of the original purchase price, plus any declared but unpaid dividends, adjusted for any share dividends, combinations, splits, recapitalizations and the like. If, after liquidation, distribution, or winding up, the assets of the Company are insufficient to make payment in full to all preferred shareholders, then such assets shall be distributed among the preferred shareholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon. The sequence of liquidation right of all series of preferred shares is as follows:

(1)                                 Series F shares

(2)                                 Series E shares

(3)                                 Series B, C1, C2 and D1 shares

(4)                                 Series A shares

(5)                                 Series C3 and D2 shares

The preferred shares were accounted for as mezzanine equity.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

16.                               NET INCOME (LOSS) PER SHARE

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into common shares. Accordingly, the Group uses the two-class method of computing net income per share, for common and preferred shares according to participation rights in undistributed earnings.

The calculation of net income (loss) per share is as follows:

	For the year ended March 31,
	2012	2013	2014

Net income attributable to iKang Healthcare Group, Inc.	$9,702	$12,111	$21,607

Deemed dividend to Series A shares	—	5,112	—
Deemed dividend to Series B shares	—	5,204	—
Deemed dividend to Series C shares	—	4,366	—
Deemed dividend to Series D shares	—	14,875	1,945
Deemed dividend to Series E shares	2,312	20,308	—
Deemed dividend to Series F shares	—	34,441	18,491
Undistributed earnings allocated to Series A shares	150	150	118
Undistributed earnings allocated to Series B shares	200	200	130
Undistributed earnings allocated to Series C shares	265	265	231
Undistributed earnings allocated to Series D shares	831	831	789
Undistributed earnings allocated to Series E shares	1,324	1,324	1,323
Undistributed earnings allocated to Series F shares	—	48	4,719

Net (loss) income attributed to common and preferred shareholders for computing net income per common share- basic and diluted (1)	4,620	(75,013)	(6,139)

Numerator:
Series A shares-
Deemed dividend	—	5,112	—
Undistributed earnings allocation	150	150	118
Net income attribution	299	—	—
	449	5,262	118
Series B shares-
Deemed dividend	—	5,204	—
Undistributed earnings allocation	200	200	130
Net income attribution	228	—	—
	428	5,404	130
Series C shares-
Deemed dividend	—	4,366	—
Undistributed earnings allocation	265	265	231
Net income attribution	445	—	—
	710	4,631	231

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

16.                               NET INCOME PER SHARE - continued

	For the year ended March 31,
	2012	2013	2014
Series D shares-
Deemed dividend	—	14,875	1,945
Undistributed earnings allocation	831	831	789
Net income attribution	1,309	—	—
	2,140	15,706	2,734
Series E shares-
Deemed dividend	2,312	20,308	—
Undistributed earnings allocation	1,324	1,324	1,323
Net income attribution	921	—	—
	4,557	21,632	1,323
Series F shares-
Deemed dividend	—	34,441	18,491
Undistributed earnings allocation	—	48	4,719
Net income attribution	—	—	—
	—	34,489	23,210
Net (loss) income attributed to common shareholders for computing net income per common share- basic and diluted(1)	1,418	(75,013)	(6,139)

Denominator:

Weighted average common shares outstanding used in computing diluted net income per common share-basic(2)	6,599,009	6,683,678	6,340,005

Weighted average shares outstanding used in computing net income per common shares-diluted (2)	6,768,074	6,683,678	6,340,005

Weighted average shares used in computing basic net income per shares
Series A shares	1,391,044	1,386,984	1,094,668
Series B shares	1,059,735	1,054,620	686,368
Series C shares	2,071,140	2,069,410	1,944,854
Series D shares	6,091,920	6,088,557	5,717,326
Series E shares	4,289,457	4,289,457	4,289,457
Series F shares		63,763	6,075,702

Net (loss) income per common share attributable to iKang Healthcare Group, Inc.-basic	$0.22	$(11.22)	$(0.97)

Net (loss) income per common share attributable to iKang Healthcare Group, Inc.-diluted	$0.21	$(11.22)	$(0.97)

Net income per Series A shares	$0.32	$3.79	$0.11
Net income per Series B shares	$0.40	$5.13	$0.19
Net income per Series C shares	$0.34	$2.24	$0.12
Net income per Series D shares	$0.35	$2.58	$0.48
Net income per Series E shares	$1.06	$5.04	$0.31
Net income per Series F shares	$—	$540.89	$3.82

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

16.                               NET INCOME PER SHARE - continued

Notes:

(1)                                 The Class A and Class B common shares enjoy the same dividend participating right, therefore earnings per share of each class was not separately presented.

(2)                                 The calculation of the weighted average number of common shares for the purpose of diluted net income (loss) per share has considered the effect of certain potentially dilutive securities.

The weighted average common shares outstanding used in computing basic and diluted net income per common share was adjusted retroactively for all periods presented to reflect the stock dividend of 251,079 Class A common shares distributed to shareholders in October 2010.

For the year ended March 31, 2012, an incremental weighted average number of 169,065 common shares from the assumed exercise of share options using the treasury stock method were included.  1,391,044, 1,059,735, 2,071,140, 6,091,920 and 4,289,457 common shares resulting from the assumed conversion of the preferred shares Series A shares, Series B shares, Series C shares, Series D shares, and Series E shares were excluded as they were anti-dilutive as their effect was anti-dilutive.

For the year ended March 31, 2013, 1,386,984, 1,054,620, 2,069,410, 6,088,557, 4,289,457, 63,763 and 355,410 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares, Series F shares and options, respectively, were excluded as their effect was anti-dilutive.

For the year ended March 31, 2014, 1,094,668, 686,368, 1,944,954, 5,717,326, 4,289,457, 6,075,702 and 988,507 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares, Series F shares and options, respectively, were excluded as their effect was anti-dilutive.

17.                               SHARE-BASED COMPENSATION

The Company’s Board of Directors has approved and the Company has granted various tranches of options to its management and consultants as follows:

From 2007 to 2010, the Company granted 240,000 share options to its management with various exercise prices per share with different service period from 3 to 4 years.

From 2004 to 2011, the Company granted 302,855 options with various exercise prices per share to its executives and consultants, which can be exercised only when the Company’s common stocks become publicly traded or the Company is acquired by other parties (“Company Sale”).

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

17.                               SHARE-BASED COMPENSATION - continued

On June 8, 2011, the Company granted 41,843 options with exercise prices of $ 0.01 per share to its management, which can be exercised only when the Company’s common stocks become public traded or upon a liquidation of the Company.

On February 17, 2012, the Company modified the 60,000 options granted to one of its employees on December 31, 2010 with exercise price of $ 5.13 per share for 80,000 options with the same exercise price which are fully vest but can be exercised only when all of the following conditions are met:

(1)                                 The Company’s common stocks become public traded or a Company Sale occurs;

(2)                                 The former employee should not engage with any entity or business of healthcare management and consulting business in the PRC (the “Competitive Business”) in the next two years.

(3)                                 The former employee should not disclose any confidential information to third parties without authorization.

On March 18, 2013, the Company granted 330,000 options with exercise price of $5.13 per share to certain directors and employees, which can be exercised immediately upon the issuance of the options. The Group recorded share-based compensation expenses of $2,273 during the years ended March 31, 2013.

On March 18, 2013, The Company granted additional 440,000 options with exercise price of $5.13 per share and 80,000 options with exercise price of $6.00 to its certain directors and employees, which can be exercised only when the Company’s common stocks become public traded or upon a liquidation of the Company.

On September 12, 2013, the Company granted 200,000 options with exercise price of $6.00 to its director, which has a vesting period of 3.55 years and can be exercised only when the Company’s common stocks become publicly traded or upon a Company Sale.

On February 27, 2014, the Company granted additional 356,300 options with exercise price of $5.13 per share and 72,700 options with exercise price of $6.00 to its certain directors and employees, which have vesting periods of 1.35 and 1.91 years respectively and can be exercised only when the Company’s common stocks become publicly traded or upon a Company Sale.

For these options which can only be excised when the Company’s common stock becomes public traded or a Company Sale, no compensation expenses would be recognized until the Company’s common stocks become public traded or a Company Sale occurs, after which the Company will immediately recognize compensation cost of $5,966 related to these options.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

17.                               SHARE-BASED COMPENSATION - continued

The following table summarizes information regarding options granted:

	For the years ended March 31,
	2012			2013			2014
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		average	average		average	average		average	average
		exercise	fair value		exercise	fair value		exercise	fair value
	Number of	price per	per option	Number of	price per	per option	Number of	price per	per option
	options	option	at grant date	options	option	at grant date	options	option	at grant date

Outstanding on April 1 of year	497,855	$2.34	$3.25	434,698	$2.02	$3.94	1,284,698	$4.13	$6.08
Granted	61,843	1.67	10.88	850,000	5.21	7.17	629,000	5.51	15.61
Exercised	(75,000)	1.80	1.59	—	—	—	—	—	—
Forfeited	(50,000)	5.13	9.20	—	—	—	(25,000)	6.00	7.13
Outstanding on March 31 year	434,698	$2.02	$3.94	1,284,698	$4.13	$6.08	1,888,698	$4.56	$9.24

There were 390,000 vested options, and 1,498,698 options expected to vest as of March 31, 2014.  For options expected to vest, the weighted-average exercise price is $4.42 and aggregate intrinsic value is $34,355 as of March 31, 2014.

Total intrinsic value of options exercised were $458, nil and nil for the years ended March 31, 2012, 2013, 2014, respectively.

The following table summarizes information with respect to share options outstanding as of March 31, 2014:

	Option outstanding				Option exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	Exercise	values as of		Exercise	values as of
	Number	contractual	price per	March 31,	Number	price per	March 31,
Range of exercise price	outstanding	life in years	option	2014	exercisable	option	2014

$ 0.01	221,843	1.13	$0.01	$6,063	—	$—	$—
$ 1.00-$2.00	62,855	2.94	$1.68	1,613	—	$—	—
$ 5.13	1,276,300	8.88	$5.13	28,348	390,000	$5.13	8,662
$ 6.00	327,700	9.48	$6.00	6,993	—	$—	—
	1,888,698			$43,017	390,000		$8,662

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest
	rate of return	Contractual term	Volatility	Dividend yield	Exercise price

December 31, 2010	4.67%	10 years	40.90%	—	5.13
June 8, 2011	1.11%	2.39 years	42.00%	—	0.01
February 17, 2012	2.99%	10 years	41.00%	—	5.13
March 18, 2013	2.15%	10 years	40.00%	—	5.13~6.00
September 12, 2013	3.22%	10 years	38.20%	—	6.00
February 27, 2014	3.24%	10 years	38.09%	—	5.13~6.00

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

17.                               SHARE-BASED COMPENSATION - continued

(1)                                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)                                 Contractual term

The Company used the original contractual term.

(3)                                 Volatility

The volatility of the underlying common shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)                                 Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)                                 Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)                                 Fair value of underlying common shares

The estimated fair value of the common shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

The Group recorded share-based compensation of $216, $2,273 and $930 during the years ended March 31, 2012, 2013 and 2014, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2014, total unrecognized compensation expense relating to unvested share options was $7,383, which will be recognized over 3 years.  The weighted-average remaining contractual term of options outstanding is 7.88 years.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

18.                               FAIR VALUE MEASUREMENTS

(a)                                 Measured on recurring basis

Foreign currency forward contracts

The Group purchased foreign currency forward contracts to protect against the adverse effect that exchange rate fluctuation may have on foreign currency denominated sales activities. Foreign currency forward contracts are marked to market based on the prevailing forward exchange rate quoted by the contracted bank (Level 2 inputs). Assets and liabilities resulted from foreign currency forward contracts are recorded at its fair value.

As of March 31, 2013 and 2014, the fair value of foreign currency forward contracts, which amounted to nil and $57, respectively, is recorded in prepaid expenses and other current assets. During the year ended on March 31, 2014, gains on the foreign currency forward contracts are recognized in the consolidated statements of operations.

Details of the outstanding foreign currency forward contracts as of March 31, 2013 and 2014 were as follows:

	As of March 31,
	2013	2014

Settlement currency in:
U.S. dollar of entity with functional currency in RMB
Notional contract amount (U.S. dollar)	$—	$6,377

(b)           Measured at fair value on a non-recurring basis

The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach excess earnings” and “with & without” valuation methods. These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities.

The fair value was determined using models with significant unobservable inputs, Level 3 inputs, primarily the discounted future cash flow.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

18.                              FAIR VALUE MEASUREMENTS - continued

(b)                                 Measured at fair value on a non-recurring basis - continued

The fair value measurements of the intangible assets encompass the following significant unobservable inputs:

Range

Discount rate	20.5%-22%
Timing of cash flows	0.4-10 years

The Group measured the goodwill and intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group did not recognize any impairment loss related to goodwill and acquired intangible assets for the year ended March 31, 2013 and 2014. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

19.                              RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from related parties of the Group:

	As of March 31,
	2013	2014

Amounts due from related parties - current:
Amounts due from
Shanghai Huajian Clinic Ltd. (1)	$—	$1,287
Amounts due from shareholder	483	—
	$483	$1,287

Amounts due to related parties of the Group:

	As of March 31,
	2013	2014
Amounts due to related parties - current:
Amounts due to a former non-controlling interest holder(2)	$12,379	$8,049
	$12,379	$8,049

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

19.                              RELATED PARTY BALANCES AND TRANSACTIONS- continued

(1)                                 Amount represents loan provided by the Group to its equity method investee Shanghai Huajian Clinic Ltd. for daily operating use and the loan is schedule to be repaid in September 2014.

(2)                                 On August 1, 2011, iKang Holding signed an agreement with the non-controlling interest holder of iKang Shanghai Xikang Road to purchase the remaining 35% of the equity interest in iKang Shanghai Xikang Road held by the non-controlling interest holders, with consideration of $15,894.  The transaction was closed on December 31, 2011. The group paid first installment of $1,589 in August 2011 within five days after the agreement was signed.  The second installment of $1,589 was paid in February 2012.  In December 2013, $3,941 was repaid and in March 2014, $991 was paid by the Group for individual income tax on behalf of the former non-controlling interest holder. The remaining balance was settled in June 2014.

The amounts due to non-controlling interest holder represents amortized cost of the principal amount.

The group recognized $155, $629 and $504 imputed interest expense for the years ended March 31, 2012, 2013 and 2014, respectively. The effective interest rate of the amount due from non-controlling interest holder is 5.5%.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

20.                               NONCONTROLLING INTEREST

	iKang	iKang	iKang	iKang		Shenzhen	Shanghai
	Zhejiang	Shanghai	Shanghai	Shanghai	Fujian	Hospital	Jianwei	Beijing		iKang
	BVI	Xikang Road	Gubei	Lujiazui	iKang	Management	Management	Jiandatong	MediFast	Changzhou	Total
Balance at April 1, 2011	$(383)	$1,516	$414	$254	$—	$(232)	$—	$—	$—	$—	$1,569
Change in effective ownership of iKang Zhejiang BVI	95	—	—	—	—	—	—	—	—	—	95
Capital contribution of non-controlling interest holder of iKang Zhejiang BVI	164	—	—	—	—	—	—	—	—	—	164
Addition of non-controlling interest in connection with establishment of Fujian iKang	—	—	—	—	305	—	—	—	—	—	305
Dividend distribution to non-controlling interest holder of iKang Shanghai Xikang Road	—	(420)	—	—	—	—	—	—	—	—	(420)
Share of profit (loss)	164	414	53	29	(107)	137	—	—	—	—	690
Purchase of non-controlling interest	—	(1,564)	—	(176)	—	29	—	—	—	—	(1,711)
Other comprehensive income	(65)	54	17	8	10	(8)	—	—	—	—	16
Balance at March 31, 2012	(25)	—	484	115	208	(74)	—	—	—	—	708
Share of profit	59	—	146	(1)	39	95	—	—	—	—	338
Other comprehensive income	(30)	—	9	2	3	—	—	—	—	—	(16)
Balance at March 31, 2013	4	—	639	116	250	21	—	—	—	—	1,030
Addition of non-controlling interest in connection with establishment of Beijing Jiandatong	—	—	—	—	—	—	—	82	—	—	82
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	—	—	—	172	—	—	—	172
Addition of non-controlling interest in connection with acquisition of MediFast	—	—	—	—	—	—	—	—	1,690	—	1,690
Addition of non-controlling interest in connection with establishment of iKang Changzhou	—	—	—	—	—	—	—	—	—	732	732
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(44)	—	—	—	—	—	—	—	(44)
Share of profit (loss)	104	—	236	25	143	33	(9)	(36)	48	(225)	319
Purchase of non-controlling interest	—	—	—	(142)	—	—	—	—	—	—	(142)
Other comprehensive income	(2)	—	(7)	1	(4)	(1)	(2)	(1)	(1)	(4)	(21)
Balance at March 31, 2014	$106	$—	$824	$—	$389	$53	$161	$45	$1,737	$503	$3,818

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

21.                              SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.  The Group has one operating segment.

Components of net revenues are presented in the following table:

	Years ended March 31,
	2012	2013	2014

Medical examinations	$78,997	$116,449	$173,903
Disease screening	5,162	9,240	15,017
Other services	9,554	8,182	13,384
Total	$93,713	$133,871	$202,304

Substantially all of the Company’s revenues for the years ended March 31, 2012, 2013 and 2014 were generated from the PRC entities.

Substantially all of long-lived assets of the Group are located in the PRC as of March 31, 2012, 2013 and 2014.

22.                              COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases its clinics, hospitals and offices under non-cancelable operating lease agreements.  These leases expire through 2025 and are renewable upon negotiation.  Rental expenses under operating leases for the year ended March 31, 2012, 2013 and 2014 were $11,051, $16,436 and $28,129, respectively.

Future minimum lease payments under such leases as of March 31, 2014 were as follows:

2015	$27,870
2016	25,397
2017	23,450
2018	21,131
2019	16,072
After 2019	34,608
$148,528

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

22.                               COMMITMENTS AND CONTINGENCIES - continued

Contingent liabilities

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction. The Group has purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require the Group to pay the taxes for the sellers. Based on the information currently available, the Group was unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest. Accordingly, the Company did not accrue any provision for this contingency as of March 31, 2014.

The Group is subject to governmental supervision and regulations by the relevant PRC regulatory authorities including the Ministry of Health, the Ministry of Industry and Information Technology, and other relevant government authorities.  Each of the Group’s medical centers is required to obtain a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license.  If the Group fails to obtain such licenses or to amend the medical institution practicing licenses for the forgoing medical centers or other competent PRC regulatory authorities consider that the Group is operating the relevant businesses in an illegal manner, the Group may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties.

23.                              EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees’ salaries.  The total provisions for such employee benefits were $3,365, $4,908 and $7,249 for the years ended March 31, 2012, 2013 and 2014, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

24.                              STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves.  These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion.  These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries.  The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.  As of March 31, 2014, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold except iKang Nanjing Gulou, therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $470, $1,296 and $2,738 for the years ended March 31, 2012, 2013 and 2014, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $103,355 as of March 31, 2014.

As a result of the above restrictions, parent-only financials are presented in Schedule I.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

25.                              SUBSEQUENT EVENTS

On April 9, 2014, the Company completed its IPO in NASDAQ by offering 10,904,846 American Depositary Shares (“ADS”), representing 5,452,423 Class A Common Shares, and received net proceeds of $87,900. On the same date, Best Investment Corporation, a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of CIC International Co., Ltd., purchased from the Company 1,428,571 common shares for a total purchase price of $40,000 in the concurrent private placement. Net proceeds to the Company were $37,200. On May 9, 2014, the Company issued an additional 1,029,112 ADS, representing 514,556 Class A Common Shares to the investment bankers for excising the green shoe option at price of $14.00 per ADS and received net proceeds of $13,400.

In May and June 2014, the Group entered into two share purchase agreements to acquire 37% and 30% of equity interest of Shanghai Huajian Clinic Ltd. (“Huajian”) from Shanghai GaoTong Supporting Services Management Ltd. and Shanghai Huajian Investment Management Ltd., for cash considerations are $7,121 and $5,373, respectively. Besides cash considerations, an option award arrangement agreement with the ex-shareholder, in connection with her continuous employment with Huajian following the Company’s acquisitions of remaining 30% of equity interests in Huajian. Pursuant to this option award arrangement agreement, the Company will grant an option to purchase its 300,000 Class A common shares when the Company acquires 63% equity interest of Huajian, including 33% equity interest from this shareholder and a 30% equity interest from another shareholder. The exercise price for the option will be US$16.18 per share. The acquisition was closed in July 2014. The Group is currently undertaking the purchase price allocation of the acquisition with the assistance of a third party appraiser.

The Group acquired the above businesses for the purpose of expanding its medical examination related services in multiple cities and is in the process of assessing the purchase price allocation of the above acquisitions with the assistance of an independent valuation firm.

On April 9, 2014, iKang Beijing Ritan and iKang Beijing Xuanwumen borrowed short term loans of $657 and $692 with Bank of Beijing, respectively according to the framework agreement signed in March 2014. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 15% of the benchmark interest rate. The loan was guaranteed by iKang Online and iKang Holding.

In May 2014, iKang Holding signed two one-year credit loan agreement with amount $1,234 and $4,275; in June, 2014 signed a one-year loan with amount $1,432 with China Merchants Bank, to meet both its equipment capital needs and temporary working capital needs and the property of the Group. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 20% of the benchmark interest rate.

On May 5, 2014, iKang Online borrowed two one-year loan of $2,252 and $2,245, respectively with BEA, to meet its equipment capital needs and temporary working capital needs of the Group. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was collateralized by restricted cash.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

25.                              SUBSEQUENT EVENTS - continued

In June 2014, iKang Online borrowed a one-year loan of $14,523 with Xiamen International Bank, to repay the loans from BEA which was due in June 2014 and paid remaining balance of purchase 35% of equity interest in iKang Shanghai Xikang Road. The loan was collateralized by restricted cash.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended March 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$47,290	$13,937
Amounts due from related parties	9,780	27,622
Prepaid expenses and other current assets	—	334
Total current assets	57,070	41,893
Property and equipment, net	1	1
Investment in subsidiaries and VIE entities	40,908	99,584
TOTAL ASSETS	$97,979	$141,478

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT):
Current liabilities:
Convertible loan	2,000	—
Accrued expenses and other current liabilities	5,180	2,767
Amount due to related companies	1,016	1,151
Total current liabilities	8,196	3,918

Mezzanine Equity:
Series A convertible redeemable participating preferred shares ($0.01 par value; 1,391,044 and 1,094,668 shares authorized as of March 31, 2013 and 2014, respectively, 1,094,668 shares issued and outstanding as of March 31, 2013 and 2014, liquidation value of $1,970 as of March 31, 2013 and 2014)	$6,496	$6,496
Series B convertible redeemable participating preferred shares ($0.01 par value; 1,059,735 and 686,368 shares authorized as of March 31, 2013 and 2014, respectively, 686,368 shares issued and outstanding as of March 31, 2013 and 2014, liquidation value of $2,162 as of March 31, 2013 and 2014)	6,512	6,512
Series C1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 shares authorized, issued and outstanding as of March 31, 2013 and 2014, liquidation value of $1,893 as of March 31, 2013 and 2014)	5,700	5,700
Series C2 convertible redeemable participating preferred shares ($0.01 par value; 252,572 and 126,286 shares authorized as of March 31, 2013 and 2014, respectively, 126,286 shares issued and outstanding as of March 31, 2013 and 2014, liquidation value of $568 as of March 31, 2013 and 2014)	1,709	1,709
Series C3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 shares authorized, issued and outstanding as of March 31, 2013 and 2014, liquidation value of and $1,382 as of March 31, 2013 and 2014)	4,157	4,157
Series D1 convertible redeemable participating preferred shares ($0.01 par value; 3,655,151 and 3,488,864 shares authorized as of March 31, 2013 and 2014, respectively, 3,538,864 and 3,488,864 shares issued and outstanding as of March 31, 2013 and 2014, respectively, liquidation value of $10,227 and $10,083 as of March 31, 2013 and 2014, respectively)	30,176	29,750
Series D2 convertible redeemable participating preferred shares ($0.01 par value; 2,436,769 and 2,072,624 shares authorized as of March 31, 2013 and 2014, respectively, 2,307,536 and 2,072,624 shares issued and outstanding as of March 31, 2013 and 2014, respectively, liquidation value of $3,115 and $2,798 as of March 31, 2013 and 2014, respectively)	12,356	11,300
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 shares authorized, issued and outstanding as of March 31, 2013 and 2014, liquidation value of $22,056 as of March 31, 2013 and 2014)	54,098	54,098
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,500,000 and 7,204,680 shares authorized as of March 31, 2013 and 2014, respectively, 4,654,697 and 7,204,680 shares issued and outstanding as of March 31, 2013 and 2014 respectively, liquidation value of $60,000 and $93,639 as of March 31, 2013 and 2014, respectively)	92,774	144,795

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended March 31,
	2013	2014
Equity:
Class A common shares ($0.01 par value; 36,026,704 and 37,648,485 shares authorized as of March 31, 2013 and 2014, respectively, 4,911,245 and 4,599,673 issued and outstanding as of March 31, 2013 and 2014, respectively)	$49	$45
Class B common shares ($0.01 par value; 1,570,000 shares authorized, issued and outstanding as of March 31, 2013 and 2014, respectively)	16	16
Additional paid-in capital	4,341	1,342
Accumulated deficit	(133,123)	(132,124)
Accumulated other comprehensive income	4,522	3,764
Total iKang Healthcare Group, Inc.’s deficit	(124,195)	(126,957)
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$97,979	$141,478

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended March 31
	2012	2013	2014
Operating expenses:
Selling and marketing	$6	$—	$—
General and administrative	668	2,849	2,457
Total operating expenses	674	2,849	2,457
Loss from operations	(674)	(2,849)	(2,457)
Interest income	—	—	11
Interest expense	—	(169)	(18)
Equity in earnings of subsidiaries and VIE entities	10,376	15,129	24,071
Income before provision for income taxes	9,702	12,111	21,607
Net income	$9,702	$12,111	$21,607

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2012	2013	2014

Net income	$9,702	$12,111	$21,607

Other comprehensive income:
Other comprehensive income, foreign currency translation adjustment	$1,525	$584	$(758)
Comprehensive income attributable iKang Healthcare Group, Inc.	$11,227	$12,695	$20,849

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Common				Accumulated other	Total
	Comprehensive		Additional	Accumulated	comprehensive	shareholders’
	Shares	Amount	paid-in capital	deficit	income	equity/(deficit)
Balance at April 1, 2011	6,476,645	$65	$16,103	$(66,826)	$2,413	$(48,245)
Share-based compensation	—	—	216	—	—	216
Exercise of share options	75,000	1	135	—	—	136
Exercise of share option to shareholders	134,845	1	1,762	(1,492)	—	271
Change in effective ownership of iKang Zhejiang BVI	—	—	(95)	—	—	(95)
Purchase of non-controlling interest of iKang Shanghai Lujiazui	—	—	(15)	—	—	(15)
Purchase of non-controlling interest of iKang Shanghai Xikang Road	—	—	(13,157)	—	—	(13,157)
Purchase of non-controlling interest of Shenzhen Hospital Management	—	—	(238)	—	—	(238)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	(2,312)	—	(2,312)
Exercise of share options	—	—	—	—	—	—
Net income	—	—	—	9,702	—	9,702
Foreign currency translation adjustment	—	—	—	—	1,525	1,525
Balance at March 31, 2012	6,686,490	$67	$4,711	$(60,928)	$3,938	$(52,212)
Share-based compensation	—	—	2,273	—	—	2,273
Redesignation to Series F Series F convertible redeemable participating preferred shares	(205,245)	(2)	(2,643)	—	—	(2,645)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	(84,306)	—	(84,306)
Net income	—	—	—	12,111	—	12,111
Foreign currency translation adjustment	—	—	—	—	584	584
Balance at March 31, 2013	6,481,245	$65	$4,341	$(133,123)	$4,522	$(124,195)
Share-based compensation	—	—	930	—	—	930
iKang Healthcare Group, Inc. one common share of US$0.01 entered into a share swap agreement	1	—	—	—	—	—
Redesignation to Series F Series F convertible redeemable participating preferred shares	(311,572)	(4)	(3,745)	—	—	(3,749)
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	(172)	—	(172)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic, Co. Ltd.	—	—	(184)	—	—	(184)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	(20,436)	—	(20,436)
Net income	—	—	—	21,607	—	21,607
Foreign currency translation adjustment	—	—	—	—	(758)	(758)
Balance at March 31, 2014	6,169,674	$61	$1,342	$(132,124)	$3,764	$(126,957)

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2012	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,702	$12,111	$21,607
Adjustments to reconcile net income to net cash provided by operating activities:
Investment income from subsidiaries	(10,376)	(15,129)	(24,071)
Stock-based compensation	216	2,273	930
Changes in assets and liabilities:
Prepaid expenses and other current assets	(980)	2,754	(316)
Amount due from related party	1,576	(1,502)	(17,732)
Accrued expenses and other current liabilities	(108)	(297)	(2,409)
Amount due to related parties	(564)	—	—
Net cash (used in) generated from operating activities	(534)	210	(21,991)
CASH FLOW FROM FINANCING ACTIVITIES:
Loan provided to a related party	—	—	(3,000)
Repayment of loan provided to a related party	—	—	3,000
Payment for business acquisitions	—	—	(31,710)
Net cash (used in) generated from investing activities	—	—	(31,710)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible redeemable preferred shares	—	45,000	—
Proceeds from convertible loan	—	2,000	—
Repayment of convertible loan	—	—	(2,000)
Proceeds from exercise of share options	135	—	—
Proceeds from exercise of share option to shareholders	269	—	—
Proceeds from issuance of convertible redeemable preferred shares	—	—	25,181
Proceeds from redesignation of Common A	—	—	669
Proceeds from redesignation of convertible redeemable preferred shares	—	—	612
Payment for convertible preferred shares transaction professional fees	—	—	(2,847)
Payment for business acquisitions	—	—	(1,267)
Net cash (used in) provided by financing activities	404	47,000	20,348
Effect of exchange rate changes	—	—	—
Net (decrease)/ increase in cash	(130)	47,210	(33,353)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	210	80	47,290
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$80	$47,290	$13,937

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

NOTES TO THE FINANCIAL STATEMENTS

1.                                      BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statement except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE entities.

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2014.

2.                                      INVESTMENTS IN SUBSIDIARIES

The Parent Company and its subsidiaries, VIE entities were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.  For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIE entities were reported using the equity method of accounting.  The Parent Company’s share of income (loss) from its subsidiaries, VIE entities were reported as share of income (loss) of subsidiaries and subsidiaries entities in the accompanying parent company financial statements.

For the purpose of the Parent Company’s stand-alone financial information, its investments in subsidiaries, VIEs and the VIEs’ subsidiaries are reported using the equity method of accounting.  The Parent Company’s share of income (loss) from its VIEs and the VIEs’ subsidiaries were reported as share of income (loss) of subsidiaries and VIEs in the accompanying parent company financial information.

3.                                      CONVERTIBLE LOAN

In May 2012, the Company signed a convertible loan agreement with amount of $2,000 with an unrelated third party, with annual interest rate of 8% and the maturity date of December 31, 2012. On or prior to the maturity date, the lender has the option to extend the maturity date of the convertible loan to June 30, 2013, and also has the option but not the obligation to convert the loan into common shares of the Company. As of March 31, 2013, the loan has not been repaid or converted because no notice from the lender was received by the Company. In June 2013, the Group repaid the convertible loan and accrued interests amounted $2,300 in full pursuant to an agreement with the lender.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

NOTES TO THE FINANCIAL STATEMENTS - continued

4.                                      SUBSEQUENT EVENTS

On April 8, 2014, the Company completed its IPO in NASDAQ by offering 10,904,846 American Depositary Shares (“ADS”), representing 5,452,423 Class A Common Shares, and received net proceeds of $87,900. On the same date, Best Investment Corporation, a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of CIC International Co., Ltd., purchased from the Company 1,428,571 common shares for a total purchase price of $40,000 in the concurrent private placement. Net proceeds to the Company were $37,200. On May 9, 2014, the Company issued an additional 1,029,112 ADS, representing 514,556 Class A Common Shares to the investment bankers for excising the green shoe option at price of $14.00 per ADS and received net proceeds of $13,400.