Form 20-F/A
period 2014-03-31
iKang Healthcare Group, Inc.
filed 2014-07-31
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes   ☒ No

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, which we filed with the Securities and Exchnage Commission on July 25, 2014, for the sole purpose of adding the date on the Report of Independent Registered Public Auditing Firm as below.

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the July 25, 2014 filing date of our Annual Report on Form 20-F, or modify or update the disclosure therein, except to reflect the amendment described above.

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

July 25, 2014

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

iKang Healthcare Group, Inc.

/s/ Ligang Zhang
	Name:	Ligang Zhang
	Title:	Chairman and Chief Executive Officer

Date: July 31, 2014