Form 20-F
period 2015-03-31
iKang Healthcare Group, Inc.
filed 2015-07-27
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,556,439 Class A common shares and 805,100 Class C common shares as of March 31, 2015.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

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

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•                  “fiscal 2012”, “fiscal 2013” and “fiscal 2014” means the 12-month periods ended March 31, 2013, 2014 and 2015, respectively; references to years not specified as being fiscal years are calendar years;

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•                  our anticipated growth strategies, including our plan to pursue selective acquisitions or strategic alliances, and diversify our service offerings;

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                 SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of operations data for the three years ended March 31, 2013, 2014 and 2015 and the consolidated balance sheets data as of March 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended March 31, 2011 and 2012 and the selected consolidated balance sheets data as of March 31, 2012 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended March 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands, except per share data)
Net revenues	68,231	93,713	133,871	202,304	290,781
Cost of revenues	39,795	49,506	71,079	106,405	154,943
Gross profit	28,436	44,207	62,792	95,899	135,838
Operating expenses:
Sales and marketing expenses	9,970	14,005	18,486	28,879	41,059
General and administrative expenses	11,172	14,756	23,447	32,053	52,331
Research and development expenses	733	748	1,270	1,603	1,401
Impairment of goodwill	70	—	—	—	—
Write-off of leasehold improvement	486	309	—	—	—
Total operating expenses	22,431	29,818	43,203	62,535	94,791
Income from operations	6,005	14,389	19,589	33,364	41,047
Gain (loss) from forward contracts	—	—	—	57	(8)
Interest expense	—	(159)	(1,106)	(1,331)	(2,466)
Interest income	62	101	100	93	699
Other income	—	—	—	—	883
Income before provision for income taxes and (loss) gain from equity method investment	6,067	14,331	18,583	32,183	40,155
Income tax expenses	1,952	3,939	6,134	10,101	13,280
Income before (loss) gain from equity method investment	4,115	10,392	12,449	22,082	26,875
(Loss) gain from equity method investment	—	—	—	(156)	521
Net income	4,115	10,392	12,449	21,926	27,396
Less: Net income attributable to non-controlling interest	541	690	338	319	283
Net income attributable to iKang Healthcare Group, Inc.	3,574	9,702	12,111	21,607	27,113
Deemed dividend to preferred shareholders	—	2,312	84,306	20,436	100
Undistributed earnings allocated to preferred shareholders	2,770	2,770	2,818	7,310	201
Net income (loss) attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	804	4,620	(75,013)	(6,139)	26,812
Net income (loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	0.04	0.22	(11.22)	(0.97)	0.82
Diluted	0.04	0.21	(11.22)	(0.97)	0.79
Net income (loss) per ADS attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	0.02	0.11	(5.61)	(0.48)	0.41
Diluted	0.02	0.10	(5.61)	(0.48)	0.40

Summary Consolidated Balance Sheet Data:

	As of March 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands)
Total current assets	31,887	37,299	104,478	110,830	278,665
Total assets	69,244	87,316	165,361	250,226	499,001
Total current liabilities	33,041	42,095	73,924	103,442	163,147
Total liabilities	33,468	54,056	74,548	108,848	170,653
Convertible redeemable preferred shares	82,452	84,764	213,978	264,517	—
Total iKang Healthcare Group, Inc. Shareholders’ (deficit) equity	(48,245)	(52,212)	(124,195)	(126,957)	319,130
Non-controlling interests	1,569	708	1,030	3,818	9,218
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	69,244	87,316	165,361	250,226	499,001

	For the Years Ended March 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands)
Net cash generated from operating activities	10,794	14,005	16,314	34,303	41,097
Net cash used in investing activities	(5,298)	(15,706)	(16,058)	(96,714)	(147,062)
Net cash (used in)/provided by financing activities	(277)	(1,161)	50,824	29,342	173,570
Effect of exchange rate changes	472	595	199	136	(490)
Net (decrease) increase in cash and cash equivalents	5,691	(2,267)	51,279	(32,933)	67,115
Cash and cash equivalents at the beginning of year	8,451	14,142	11,875	63,154	30,221
Cash and cash equivalents at the end of year	14,142	11,875	63,154	30,221	97,336

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 17, 2015, the daily exchange rate reported by the Federal Reserve Board was RMB6.2085 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2010	6.6000	6.7600	6.8330	6.6000
2011	6.2939	6.4374	6.6364	6.2939
2012	6.2303	6.3085	6.3789	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1619	6.2591	6.0402
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April	6.2018	6.2010	6.2185	6.1927
May	6.1980	6.2035	6.2086	6.1958
June	6.2000	6.2052	6.2086	6.1976
July (through July 17)	6.2085	6.2078	6.2097	6.2008

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

We derive a significant portion of our net revenues from our services to corporate accounts, which accounted for 83.2%, 86.0% and 83.5% of our net revenues in fiscal 2012, 2013 and 2014, respectively, and the growth in our net revenues has been primarily driven by the increase in the number of our corporate customers, which in turn increases the number of people who use our medical examination and disease screening services.

Revenues from our top ten corporate customers accounted for 19%, 18% and 17% of our net revenues in fiscal 2012, 2013 and 2014, respectively. Our dependence on these corporate customers increases their bargaining power and the need for us to maintain good relationships with them. If any corporate customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, employees covered under such corporate account may opt for or be forced to use other service providers. Our dependence on corporate accounts also exposes us to risks associated with the internal management, financial condition and creditworthiness of our corporate customers. To the extent that these corporate customers significantly reduce their demand for our services, switch to other preventive healthcare services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to corporate customers. Any consolidation, restructuring, reorganization or other ownership change in these corporate customers may also have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have experienced rapid revenue growth since the commencement of our operations. Our net revenues grew by 51.1% from US$133.9 million in fiscal 2012 to US$202.3 million in fiscal 2013, which in turn increased by 43.7% to US$290.8 million in fiscal 2014. The number of our corporate customers increased approximately, in each case, from 11,200 to 17,200 and 24,200, and the number of our individual customers increased approximately, in each case, from 206,000 to 283,000 and 450,700, respectively, from fiscal 2012 to fiscal 2013 and fiscal 2014. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain our corporate customers, decreased customer spending, increased competition, slowing growth of the overall preventive healthcare services market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our customer base continues to increase, the growth rate of our customer base may decline over time. We may also lose customers for other reasons, such as failure to deliver satisfactory medical examination services. If our growth rates decline, investors’ perception of our business and business prospects may be adversely affected.

We intend to further strengthen our leading position in the private healthcare services market in China and transform ourselves into an integrated health management company. We will continue to diversify our service offerings by providing dental services at our medical centers as well as high-quality outpatient services through collaborating with top doctors from public hospitals. We will also continue to expand our nationwide network coverage to penetrate further into second tier and third tier cities through selected acquisitions and cooperative relationships with various third party service providers, and further grow our customer base. There is no assurance that our growth strategies will be successful. In addition, to manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our partners, suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Since November 2013, we have expanded our services offerings to include high-end preventive healthcare services where we have limited operating experience. We opened and operate three medical centers under our newly established high-end brand, iKang Evergreen, in Beijing, Nanjing and Guangzhou and expect to increase the number of our high-end medical centers based on our growth strategies. Our iKang Evergreen medical centers are located at prime sites at the business districts in the first tier and second tier cities of China and equipped with advanced medical equipment to offer screening services including MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. We also arrange for international experts from world-renowned institutions and teaching hospitals to pay regular visits to our iKang Evergreen medical centers and provide second opinions and U.S. doctor referral services.

Therefore, we expect to incur significant costs and expenses such as the rental and purchase amount of the medical equipment and personnel cost before such high-end medical centers begin to generate profit. In addition, the high-end preventive healthcare services market has different competitive landscape, consumer preference and discretionary spending patterns from our existing market. Consumers in this market may not be familiar with our brand and we may need to build brand awareness in this market through greater investments in advertising and promotional activities than we originally planned. Sales at such high-end medical centers may take longer than expected to ramp up and reach expected sales and profit levels, thereby affecting our overall profitability.

We could be liable and suffer reputational harm if a third-party service provider provides inferior service or harms a customer, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our nationwide network is strengthened by approximately 400 third-party service providers who provide services to our customers under cooperative arrangements with us. We require and expect these third-party service providers to possess the licenses and qualifications that are required for their operations and to adhere to certain performance standards both in terms of customer service and the quality of the medical care that they provide. We generally do not have control over the quality of service or medical care that these third-parties provide. They may not at all times possess the permits or qualifications required by laws and regulations or may fail to meet other regulatory requirements for their operations. In addition, they may engage in conduct which our customers find unacceptable, including providing poor service, mishandling sensitive personal healthcare information and committing medical malpractice. We could be exposed to reputational harm and possible liability as a result of our having serviced a customer through a third-party service provider that performs unsatisfactorily, which may result in a materially adverse effect on our business, financial condition, results of operations and prospects.

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

Our brand and reputation are critical to our success in China’s rapidly expanding healthcare management market. We believe that our “iKang” brand, the Chinese characters of which mean “love” and “health”, is increasingly recognized among health-conscious consumers, especially in tier-1 and tier-2 cities in China, for our service quality, online and telephonic accessibility, comfortable environment and reliable service. Our strong brand has helped us to establish our company as a leading, technologically advanced, health management company in China. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions. We have not paid in full certain required insurance premiums and contribution for our employees in the past. Currently, in several medical centers, we may not be in full compliance with relevant requirements. Some of our subsidiaries have received requests from local social insurance regulatory authorities to make payments for insufficient social insurance contributions for some of their employees and we have made such payments in full upon such requests. The amount of outstanding payments relating to social insurance was approximately US$2.6 million as of March 31, 2015. While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties. According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments, plus a late fee charge of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities. If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premia described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any underreported obligation of the employer. An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.

We may need to record goodwill impairment in connection with our acquisitions in the future, which would materially and adversely affect our business, financial condition, results of operations and prospects.

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

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from US$30.2 million as of March 31, 2013 to US$37.6 million as of March 31, 2014, and to US$59.7 million as of March 31, 2015 representing 28.9%, 33.9% and 21.4% of total current assets and 18.3%, 15.0% and 12.0% of total assets as of March 31, 2013, 2014 and 2015, respectively. Moreover, accounts receivable (net of allowance for doubtful accounts) aged over six months have increased from US$9.2 million, or 30.4% of total accounts receivable, as of March 31, 2013 to US$13.4 million, or 35.7% of total accounts receivable, as of March 31, 2014, and to US$18.2 million, or 30.4% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2015. We have established a reserve for the portion of such accounts receivable that we estimate will not be collected on a timely basis. The specific reserve is based on historical trends and current relationships with our customers. Changes in the amount and age of our accounts receivable can result from a number of factors, including rapid growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial health of the customers. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect our financial results.

We may be subject to potential tax liabilities in connection with our acquisition of medical centers from certain third-party individuals, which could have a material adverse effect on our financial condition and results of operations.

We acquired several medical centers from a few PRC individual shareholders from December 2007. Under the relevant PRC individual income tax laws and regulations, the individual sellers are liable to pay individual income tax at the rate of 20% of the capital gain recognized by these individual sellers from such transactions and we were obligated to withhold individual income tax for such individual sellers. We did not withhold individual income taxes for the individual sellers in an acquisition in 2007. The individual sellers are obligated to pay their respective income taxes under the acquisition agreements. We are not certain whether the individual sellers in such an acquisition have fulfilled their respective income tax obligations in connection with such a transaction. If they failed to meet their income tax obligations, the relevant PRC tax authorities may collect taxes from the sellers and may also impose penalties to us and require us to pay the taxes, penalties and interest. In another seven acquisitions, we made from 2008 to 2014, we did not withhold individual income taxes for the individual sellers, but entered into agreements that required the individual sellers to pay their respective income taxes or indemnify us against all potential tax liabilities arising out of their violation of the relevant tax obligations. However, we cannot assure you that we will be able to recover all losses, or at all, from such individual sellers. The aggregate amount of income taxes that we would have been required to withhold for the individual sellers in the eight acquisitions from 2007 to 2014 was approximately US$1.6 million. To the extent the tax authorities require us to pay a substantial amount of income taxes for the individual sellers and penalties arising from our failure to withhold such individual income tax and we are unable to recover all of the losses, our liquidity, financial condition and results of operations could be materially and adversely affected.

Our business is heavily regulated. Failure to comply with applicable regulations and any changes in government policies or regulations could result in penalties, loss of licenses, additional compliance costs or other adverse consequences.

Our business is subject to governmental supervision and regulations by PRC regulatory authorities including the National Health and Family Planning Commission, or NHFPC, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, and other government authorities. These government authorities promulgate and enforce laws and regulations that cover many aspects of our business. See “Item 4.B. Business Overview — Government Regulations” for a discussion of the regulations applicable to us and our business. For example, each of our medical centers is required to obtain, among others, a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. We are in the process of applying for the radiation-related diagnosis and treatment licenses for four of our medical centers, and are undergoing annual inspections by local counterpart of the NHFPC of medical institution practicing licenses and radiation-related diagnosis and treatment licenses for certain of our medical centers. We may not be able to obtain such licenses or pass such annual inspections in a timely manner or at all. In addition, each of our medical centers is required to include in the scope specified in their medical institution practicing licenses the medical examination and the specific medical services they are currently providing. If we fail to obtain or maintain effective such licenses for the forgoing medical centers or any competent PRC regulatory authorities determine that we are operating the relevant businesses in an illegal manner, we may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties. Our medical institution practicing licenses may be revoked in severe situations.

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

We do not maintain any business interruption insurance, and we maintain only limited property insurance, medical malpractice insurance and public liability insurance. Currently, we have property insurance coverage for most of our equipment worth above RMB1 million, medical malpractice insurance for all the doctors at one medical center with coverage of approximately US$100,000 each year and public liability insurance for most of our medical centers with coverage of an aggregate amount of approximately RMB10 million. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance.

We are subject to potential professional liability risks in the ordinary course of business including (i) for the actions of our employees and (ii) potentially for the actions of third-party service providers to whom we refer our customers. Because the number and incidence of legal actions alleging malpractice or related legal theories against doctors, hospitals and other healthcare providers in China is significantly lower, and the amount of damages awarded by PRC judicial authorities is also lower, in both cases as compared to those in the United States, we maintain only limited medical malpractice insurance and general liability insurance coverage. However, the threat of such claims is increasing as people become more accustomed to using the court system in China to obtain redress for health-related grievances. We also have limited insurance for our medical equipment.

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

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. We currently lease all of the facilities in which we operate our self-owned medical centers, and the leasing costs associated with our healthcare services have historically accounted for a significant portion of our cost of revenues. In fiscal 2012, 2013 and 2014, the leasing costs comprised 18.2%, 19.8% and 18.7% of our cost of revenues, respectively. Although we expect our leasing costs as a percentage of net revenues to decrease over time, we expect our leasing costs to increase on an absolute basis as we expand the number of medical centers that we operate and as landlords increase rental rates. As of March 31, 2015, the leases on our 58 self-owned medical centers have various expiration dates ranging from 2015 to 2036. As these leases approach expiration, we may not be able to renew them on terms favorable to us, or at all. Landlords may also terminate leases prior to the expiration date upon the payment of a penalty which, in our judgment, makes it unlikely for the landlords to terminate these leases early. If we cannot successfully offset our increased leasing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected.

Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.

As the operations of our business generate waste water, hazardous substances and other industrial wastes, we must comply with all applicable national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment and occupational diseases hazard assessment procedures and pass certain inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations. In addition, each of our medical centers is required to comply with the safety and health laws and regulations in China. For example, each of our medical centers must obtain a radiation safety permit from the relevant local counterpart of the Ministry of Environmental Protection in order to operate any medical equipment that contains radioactive materials or emits radiation. We have not completed certain environmental and occupational disease related assessment or approval procedures for some of our facilities, and some of our facilities have not obtained or timely updated the required waste discharge permits and radiation safety permits. We are taking remedial measures necessary to obtain the requisite approvals and permits and follow the requisite requirements. However, we may not be able to obtain such approvals and permits or follow the requisite requirements in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental, health and safety laws and regulations, we may be required to pay fines or damages to third parties or we may be ordered to suspend or cease our operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

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

Our self-owned medical centers collect and maintain medical data from medical examination and disease screening test results in order to make such data available to the respective individuals who take such examinations or tests at our medical centers. PRC laws and regulations generally require medical institutions to protect the privacy of their patients or customers and prohibit unauthorized disclosure of personal information. We have taken measures to maintain the confidentiality of our customers’ medical information, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical information. However, these measures may not be always effective in protecting our customers’ medical information. In addition, although we do not make the customers’ medical information available to the public, we use such data on an aggregating basis after redacting personal identity for marketing purpose and to provide to our corporate customers to monitor the collective health conditions of their employees. Although we believe our current usage of customers’ medical information is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers’ medical information, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

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

Upon the completion of our initial public offering, we are subject to the FCPA which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. We have implemented policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. As we market and offer our services to increasing numbers of state-owned enterprises and governmental agencies in China, we will have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

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

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property as critical to our competitiveness and success. We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. As of the date of the annual report, we have 97 registered trademarks. We own or possess the rights to 154 domain names that we use in connection with the operation of our business and have copyrighted 12 software programs that we developed ourselves for managing our operations. Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license. We have taken, and will continue to take, a variety of actions to combat infringement of our intellectual property. We filed a lawsuit in the Jiangsu Nantong Intermediate Court in 2009 against a third party who infringed our trade name by defaming our services on the Internet. On June 21, 2011, the Jiangsu Higher Court ordered the infringing party to stop its infringing activities and compensate our losses. In addition, in January 2009, we submitted an arbitration claim before the Domain Name Dispute Resolution Center of the China International Economic and Trade Arbitration Center against the owner of the similar copycat domain name that was used in the above-mentioned defamation activities, and such domain name was cancelled by arbitral award on March 24, 2009. However, our legal actions may not always be successful. In 2012, we filed an arbitration proceeding against a third party company who operates a website under the domain name of “www.aikang.com” and use as trade name the same Chinese characters as one of our PRC subsidiaries to provide medical knowledge, introduction of medical institutions and links to websites of medical examination centers. But our claim was dismissed by the arbitral tribunal, and the website “www.aikang.com” is still operated by such third-party company as of the date of the annual report. Infringement of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

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

As a result, you should not rely on quarter-to-quarter or semi-annual-to-semi-annual comparisons of our results of operations as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of the ADSs could decline and you could lose part or all of your investment.

If we grant employees share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We granted share options and warrants to our employees and advisors. We are required to account for share based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of March 31, 2015, there were 1,900,479 options and warrants outstanding which entitle their holders to purchase a total of 1,900,479 Class A common shares. As a result, we incurred share-based compensation expense of US$2.3 million, US$0.9 million and US$9.2 million in fiscal 2012, 2013 and 2014, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Item 5.A. Operating Results— Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements for the years ended March 31, 2014 and 2015 included in the annual report for a more detailed presentation of accounting for our share-based compensation plans.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report a management report on such company’s internal control over financial reporting containing management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of such company’s internal control over financial reporting except where the company is a non-accelerated filer. We currently are a large accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of March 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of March 31, 2015. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain the effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

We incur increased costs as a result of being a public company, and particularly will after we cease to qualify as an “emerging growth company.”

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

If additional remedial measures are imposed on the PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by Securities and Exchange Commission, or the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S. listed companies operating and being audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents.  The accounting firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the accounting firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC. On February 6, 2015, before a review by the commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC.  If they fail to meet specified criteria, the SEC has the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investors’ concern regarding China-based companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We are a Cayman Islands company and as such we are classified as a foreign enterprise under PRC laws. Our PRC subsidiaries, ShanghaiMed iKang, Inc. (“Beijing iKang”), iKang Health Management (Zhejiang) Co., Ltd. (“Zhejiang iKang”) and Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”), are foreign invested enterprises. Various laws, regulations and rules in China restrict foreign ownership in, and restrict foreign invested enterprises from holding certain licenses required to operate healthcare and Internet-related businesses. Although some of the restrictions on foreign investment in healthcare businesses were lifted in December 2011, restrictions still exist in practice. See “Item 4.C. Organizational Structure” and “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Investment in Our Industry.” In light of these restrictions, we conduct our operations in China mainly through a series of contractual arrangements entered into (i) among Beijing iKang, our affiliated PRC entity, iKang Healthcare Technology Group Co., Ltd (formerly known as Shanghai iKang Guobin Holding Co., Ltd., or “iKang Holding”), and iKang Holding’s shareholders, (ii) among Zhejiang iKang, our affiliated PRC entity, Hangzhou iKang Guobin Clinic Co., Ltd. (“iKang Hangzhou Xixi”), and iKang Hangzhou Xixi’s shareholders, (iii) among Yuanhua WFOE, our affiliated PRC entity, Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”), and Yuanhua Information’s shareholders and (iv) among Beijing iKang,  Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”), and Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong. iKang Holding, iKang Holding’s subsidiaries, iKang Hangzhou Xixi, Shanghai Yuanhua Clinic Co., Ltd., and Beijing Jiandatong hold the licenses that are essential to the operation of our business.

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

We conduct our business in China mainly through our affiliated PRC entities and their respective subsidiaries. The contractual arrangements with our affiliated PRC entities and their respective shareholders provide us with effective control over our affiliated PRC entities and their subsidiaries. Although we have been advised by our PRC legal counsel, King & Wood Mallesons Lawyers, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated PRC entities and their subsidiaries. For example, our affiliated PRC entities and their shareholders may breach their contractual arrangements with us by, among other things, failing to operate our healthcare businesses in an acceptable manner, by refusing to renew these contracts when their initial term expires, or by taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entities with direct ownership, we would be able to exercise our rights as shareholders, rather than our rights under the powers-of-attorney, to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if any of our affiliated PRC entities or its shareholders fails to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC laws, which may not be sufficient or effective. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be sufficient or effective. In addition, our contractual arrangements have different expiration dates based on their respective nature. See “Item 4.C. — Organizational Structure.”

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under “current account” transactions, which include dividend payment, trade and service-related foreign exchange transactions, but not under “capital account” transactions, which includes capital injection and loans. Our PRC subsidiaries may also retain foreign exchange in its current accounts, subject to a ceiling approved by the State Administration of Foreign Exchange, or the SAFE, to satisfy foreign exchange liabilities or to pay dividends. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.” However, the relevant PRC regulatory authorities may limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of the PRC that are denominated in foreign currencies.

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

We have requested our relevant shareholders who are subject to the SAFE regulations to make the necessary registrations under the SAFE regulations. However, we may not be fully informed of the identities of the beneficial owners of our company. Our shareholders, including Mr. Ligang Zhang, Mr. Boquan He, Ms. Feiyan Huang, Mr. Wenqing Tan, Mr. Minjian Shi, Ms. Yafang Zhou, Mr. Ning Huang, Mr. Yihuang Hu and Mr. Baoqing Liu have registered with the local SAFE branch as required under the previously-effective Circular 75 and are currently in the process of amending their registrations pursuant to Circular 37. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 37 in a timely manner or at all, or will comply with the requirements under Circular 37 or other related rules in the future. Any failure by our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on the ability of our PRC subsidiaries to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as foreign-invested enterprises in the PRC, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff welfare and bonus fund. These enterprise expansion reserve and staff welfare and bonus funds are not distributable as cash dividends. As of March 31, 2015, except for iKang Nanjing Gulou, iKang Chengdu Waishuangnan and iKang Fuzhou Gulou, none of our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries had a statutory reserve fund that reached 50% of their respective registered capital. Therefore, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries (except for iKang Nanjing Gulou, iKang Chengdu Waishuangnan and iKang Fuzhou Gulou) would continue to allocate at least 10% of their respective after-tax profits to the statutory reserve fund until the aggregate amount of such a fund reaches the 50% threshold.

Our PRC subsidiaries do not have equity interests in the affiliated PRC entities. Our affiliated PRC entities may distribute their profits to us primarily by means of paying service and consulting fees or by other means permitted by law, which would be subject to additional PRC taxes and local levies generally at the combined rates of ranging from 5.60% to 5.65% or ranging from 6.72% to 6.78%, respectively, of the total fees paid by the affiliated PRC entities to our PRC subsidiaries. In addition, the PRC tax authorities could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes if such authorities determined that the contractual arrangements between our PRC subsidiaries and affiliated PRC entities were not entered into based on arm’s-length principles, which could materially and adversely affect our affiliated PRC entities’ ability to distribute their profits to us. See “— Risks Related to Our Corporate Structure — The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.” In addition, our PRC subsidiaries generally should audit their yearly financial statements according to PRC GAAP and pass resolutions for dividend distribution prior to paying dividend to us. Furthermore, dividends paid to us by our PRC subsidiaries are subject to the 10% withholding tax unless we are considered a PRC resident enterprise under the EIT Law and such dividends qualify as tax-exempt income. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations” and “— Regulations Relating to Taxation — Enterprise Income Tax.”

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries are restricted from transferring a portion of their net assets to us. Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries, affiliated PRC entities and their respective subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and affiliated PRC entities not available for distribution was US$140.0 million as of March 31, 2015.

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

As the offshore holding company of our PRC subsidiaries, any capital contributions or loans that we make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Any loans by us to our PRC subsidiaries to finance the operations of our PRC subsidiaries, which are foreign-invested enterprises, may not exceed statutory limits and are required to be registered with the SAFE or its local branches. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local branches. We cannot assure you that we will be able to obtain these government approvals or registrations on a timely basis, if at all. If we fail to obtain such approvals or registrations, our ability to use our net proceeds from our initial public offering and to capitalize our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, the SAFE promulgated the SAFE Circular 142, which provided that the registered capital of a foreign-invested company converted from foreign currencies may (i) only be used for purposes within the business scope approved by the applicable governmental authority and (ii) not be used for equity investments by the foreign-invested company within the PRC unless otherwise provided. Furthermore, the SAFE promulgated the SAFE Circular 45, in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide entrusted loans or repay inter-company loans. On March 30, 2015, SAFE promulgated the SAFE Circular 19, which has taken effective and replaced the SAFE Cirular 142 since June 1, 2015. Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises can be settled at the banks based on the actual operation needs of the enterprises subject to certain restrictions. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%. However, the SAFE regulations and rules may still significantly limit our ability to transfer the net proceeds from our securities offering to our affiliated PRC entities or their respective subsidiaries through our PRC subsidiaries in China, which may adversely affect the business expansion of our affiliated PRC entities or their respective subsidiaries, and our affiliated PRC entities and their respective subsidiaries may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the China. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC domestic individuals may subject such employees or us to fines and legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE in March 2007, or Circular 78. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the Nasdaq. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.

Under the EIT Law, and the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations, both effective from January 1, 2008, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered to be a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax on payments of PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Taxation — Enterprise Income Tax.” Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises.

We do not believe that we should be treated as a PRC resident enterprise, however, it is unclear whether we will be classified as a PRC resident enterprise. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, we would be subject to the 25% enterprise income tax rate on our global income as well as PRC enterprise income tax reporting obligations. Although under the EIT Law and the EIT Law Implementing Regulations if we were treated as a PRC tax resident enterprise dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Circular 82 and Bulletin 45. As a result, such dividends may be subject to a 10% withholding tax, as the SAT and other PRC authorities have not yet issued guidance with respect to the treatment of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our common shares and/or ADSs may be subject to PRC tax if we are treated as a PRC “resident enterprise.”

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “ - Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.” If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our common shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our common shares and/or ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises. In addition, if we are treated as a PRC tax resident enterprise, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our common shares or ADSs may be regarded as being derived from sources within the PRC and be subject to withholding tax at the rate of 10%. The PRC tax may be reduced under applicable tax treaty. See “Item 10.E. Taxation — PRC Taxation.”

Moreover, if we are treated as a PRC resident enterprise, it is possible that a non-resident individual investor would be subject to PRC individual income tax at a rate of 20% under the PRC Individual Income Tax Law, or IITL, on dividends paid to such investor (which tax on dividends may be withheld at source) and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends and gains are deemed income derived from sources within the PRC. The PRC tax rate may be reduced under applicable tax treaty. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends, provided certain conditions are met. A non-resident individual is an individual who is not domiciled in the PRC and does not reside within the PRC or has resided within the PRC for less than one year. Pursuant to the IITL and its implementation rules, the taxable gain from the transfer of our common shares or ADSs will be based on the total amount obtained minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. The foregoing PRC tax may reduce your investment return on our common shares and ADSs and may also affect the price of our common shares and ADSs.

The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. On February 3, 2015, the SAT issued Announcement on Several Issues regarding the Indirect Assets Transfer by Non-resident Enterprises, or Bulletin 7, which replaced certain provisions under Circular 698 and provided more detailed rules as to the tax administration over indirect transfers by non-resident enterprises. By promulgating and implementing these rules, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise and other taxable PRC assets by a non-PRC resident enterprise.

Under Bulletin 7, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise or other taxable PRC assets indirectly via disposing of the equity or other similar interests of an overseas holding company, or Indirect Transfer, and such Indirect Transfer lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, such Indirect Transfer may be treated as a direct transfer of equity interests in the PRC resident enterprise or other taxable PRC assets. As a result, any gain from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% (or PRC enterprise income tax at the rate of 25% if the transferred asset relates to the asset of a permanent establishment in China). The payer of transfer proceeds under such an Indirect Transfer of equity interests in a PRC resident enterprise is obligated to withhold the aforesaid PRC withholding tax. If the payer fails to make such withholding, it may be subject to an administrative fine ranging from 50% to 300% of the amount of  tax that was not withheld which may be reduced or exonerated in certain circumstances. Further, the transferor under Indirect Transfer must file and pay the withholding tax to the competent tax authority, or otherwise the tax authority may pursue the transferor for the unpaid withholding tax and impose a late payment interest. The PRC tax authorities may enforce Bulletin 7 with respect to the transfer of equity interests in our company or our non-PRC subsidiaries by non-PRC resident investors other than transfer of equity securities through public markets, such as the Nasdaq where our ADSs are listed (that is, these rules are not applicable if both the purchase and sale of equity interests are made on the Nasdaq).

Circular 698 provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant PRC tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect. There is little guidance and practical experience as to the retrospective application of Bulletin 7 and Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. Some of our shareholders have made some share transfers in our company prior to our initial public offering and not made tax filings in accordance with Circular 698. As a result, we and such non-PRC resident shareholders may be at risk of being taxed under Circular 698 and Bulletin 7, and may be required to expend valuable resources to comply with Circular 698 and Bulletin 7 or to establish that we should not be taxed under Circular 698 or Bulletin 7, which may have a material adverse effect on our financial condition and results of operations.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct and indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 59, Circular 698 and Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59, Circular 698 or Bulletin 7, our income tax costs associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of the U.S. listed companies and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the U.S. laws to undergo regular inspections by the PCAOB to assess its compliance with the U.S. laws and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities, our auditors are not inspected by the PCAOB.

Inspections of other accounting firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audit work and their quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to the ADSs

The market prices for the ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq on April 9, 2014, the trading price of our ADSs has ranged from US$12.9 to US$22.86 per ADS, and the last reported trading price on July 24, 2015 was US$17.58 per ADS. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

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

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their initial public offerings may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading price of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices, business practice, fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We do not currently have any specific plan to raise capital, and our ability to obtain additional financing will be subject to a number of factors, including general market conditions, investor acceptance of our plan of operations and results from our business operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our common shares or ADSs could cause the price of the ADSs to decline significantly.

Sales of substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. All our common shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our common shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Your interest in the ADSs will be diluted as a result of share option grants or other arrangements which require us to issue additional shares.

We granted share options to our employees and advisors in 2004 to 2014. In February and April 2013 and March 2014, we established three Share Incentive Plans to help us recruit and retain key employees, directors and consultants by providing incentives through the granting of equity awards. Under those Share Incentive Plans, we may issue equity awards in the form of share options, restricted shares or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3,074,000 Class A common shares, assuming full exercise of all awards that may be granted under these three share incentive plans. As of March 31, 2015, there were 1,900,479 options and warrants outstanding, which entitle their holders to purchase a total of 1,900,479 Class A common shares. The exercise of options we have granted would result in a reduction in the percentage of ownership of the existing holders of Class A common shares and of ADSs, and therefore could result in a dilution in the earnings per common share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

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

As a result of the disparate voting power attached to these two classes of common shares and the concentration of ownership, as of June 30, 2015, Mr. Ligang Zhang owned approximately 34.5% of the total voting power represented by our outstanding common shares and has substantial influence over our business. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the Nasdaq Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. We follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including:

•                  regularly scheduled executive sessions of independent directors;

•                  establish or amend stock option or purchase plans without the approval of shareholders; and

•                  only independent directors be involved in the selection of director nominees and determination of executive officer compensation.

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

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current business and operations are conducted in China. In addition, except for David Ying Zhang and Thomas McCoy Roberts, none of our directors and officers is a citizen or resident of the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of the ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2015. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold and expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. person owned an ADS or a Class A common share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to the U.S. person. See “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai Guobin Medical Holding Co., Ltd. which changed its name to iKang Healthcare Technology Group Co., Ltd. in November 2014, or iKang Holding, in connection with a business combination, and entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over iKang Holding. Since the transactions between Beijing iKang and iKang Holding in 2007 till March 31, 2015, in an effort to further expand our services coverage in China, iKang Holding and its subsidiaries acquired or constructed 57 medical centers in China.

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

In July 2013, the company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, which entered into a series of contractual arrangements with Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, and Yuanhua Information’s shareholders through which Yuanhua WFOE gained effective control over the operations of Yuanhua Information. Yuanhua Information and Shanghai Yuanhua Clinic Co., Ltd., a subsidiary of Yuanhua Information, provide medical examination related services in China. Over the years Yuanhua WFOE has cultivated a brand name as a high end medical service provider and a loyal and stable client base. After the acquisition in 2013, Yuanhua WFOE has continued to operate under its own brand and management independently, which has been in a competing position with the medical centers under iKang brand. As a result, 96% of Yuanhua WFOE’s revenue in fiscal 2014 was generated from the medical services provided by itself and its contracted third party service providers other than the medical centers under iKang brand.

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

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

B.                 BUSINESS OVERVIEW

Overview

We provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services including disease screening, dental services and other services in China. As of March 31, 2015, our nationwide network consisted of 58 self-owned medical centers, which contributed the majority of our revenue and our self-owned medical center network covered 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou and Shenyang, as well as Hong Kong. We have also supplemented our self-owned medical center network by contracting with approximately 400 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows us to serve our customers in markets where we do not have self-owned medical centers.

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

We intend to further strengthen our leading position in the private healthcare services market in China and achieve future growth by transforming ourselves into an integrated health management company. To achieve this goal, we have launched two Apps including the personalized medical examination App to offer customized medical examination services and the doctoral referral App to offer one-stop mobile medical services platform among patients, hospitals and doctors. In addition, we will continue to diversify our service offerings by providing a full-range of dental services in our medical centers as well as high-quality outpatient services through collaborating with top doctors from public hospitals.

Our net revenues were US$133.9 million, US$202.3 million and US$290.8 million, for fiscal 2012, 2013 and 2014, respectively.

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

Our medical examination services for our customers typically involve a registration process followed by a consultation with doctors. After the consultation, examinations and blood tests which required to be done on an empty stomach are performed. We then draw blood for lab tests and provide breakfast for our customers. Our customers then undergo the remaining examinations, which may include cardiogram, internal, X-ray, dental, vision and hearing. For our corporate customers, we upload examination reports online or deliver hard copies to them, and for individual customers, we notify the customers to pick up the examination reports or upload the report online for their review.

We provide services through our nationwide network of self-owned medical centers and the facilities of third-party service providers. We integrate the scheduling of and payment for services provided by third-party service providers through our online and telephonic healthcare management and consulting system which allows the employees or clients of our corporate customers and individual customers to make reservations online or by phone for (i) medical examination services at our 58 self-owned centers and approximately 400 third party service providers in approximately 150 cities as of March 31, 2015 and (ii) outpatient services at seven of our self-owned medical centers and dental treatment at 24 of our self-owned medical centers. In fiscal 2012, 2013 and 2014, we served 93.8%, 94.6% and 94.8% of our customers in our self-owned medical centers and the remaining approximately 6.2%, 5.4% and 5.2% through our third party providers, respectively. In fiscal 2012, 2013 and 2014, the number of visits to our self-owned medical centers amounted to approximately 1,811,000, 2,519,000 and 3,370,000 while the number of visits to third party service providers amounted to approximately 120,000, 143,000 and 184,000, respectively.

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

Our Self-Owned Medical Centers

As of March 31, 2015, we owned and operated an extensive network of 58 medical centers located in 15 of China’s most affluent cities and Hong Kong. Our self-owned medical centers are typically located at prime locations, including areas that are adjacent to financial and commercial centers or otherwise easily accessible by our customers. The following table shows certain information about our network of self-owned medical centers by geographic location as of March 31, 2015.

		Medical Center	Year Acquired(1) or Constructed
Beijing
	1	iKang Beijing Ritan	Acquired in 2006
	2	iKang Beijing Lidu	Acquired in 2007
	3	iKang Beijing Jianguomen	Constructed in 2008
	4	iKang Beijing Zhongguancun	Constructed in 2008
	5	iKang Beijing Yansha East	Acquired in 2008
	6	iKang Beijing Xuanwumen	Constructed in 2010
	7	iKang Beijing Xinei	Constructed in 2012
	8	iKang Beijing Jun’an(4)	Constructed in 2013
	9	iKang Beijing Yayun	Constructed in 2013
	10	iKang Beijing Baishi	Constructed in 2014
	11	iKang Beijing Wanzhishou	Constructed in 2014
	12	Beijing Zhenjing	Acquired in 2015
Shanghai
	13	iKang Shanghai Gubei	Acquired in 2007(2)
	14	iKang Shanghai Pudong Avenue	Acquired in 2007(2)
	15	iKang Shanghai Xikang Road	Acquired in 2007(2)
	16	iKang Shanghai Yangpu	Constructed in 2008
	17	iKang Shanghai Lujiazui	Acquired in 2010
	18	iKang Shanghai Jing’an	Acquired in 2012
	19	iKang Shanghai Zhonghuan	Acquired in 2012
	20	iKang Shanghai Yan’an East Road	Constructed in 2012
	21	iKang Shanghai Yan’an West Road	Constructed in 2012
	22	iKang Shanghai Jianwei	Acquired in 2012
	23	Shanghai Yuanhua Clinic Co., Ltd.	Acquired in 2013
	24	Shanghai Huajian	Acquired in 2014
	25	Shanghai Jinxiu Huajian	Acquired in 2014
	26	Shanghai Jinshen Huajian	Acquired in 2014
	27	Shanghai Zhenjing	Acquired in 2015
Shenzhen
	28	iKang Shenzhen Nanshan	Acquired in 2007
	29	iKang Shenzhen Luohu	Acquired in 2008
	30	iKang Shenzhen Futian	Acquired in 2011
	31	iKang Shenzhen Kefa	Acquired in 2013
Guangzhou
	32	iKang Guangzhou Huanshi East	Acquired in 2007(2)
	33	iKang Guangzhou Tianhe(3)	Constructed in 2008
	34	iKang Guangzhou Wokang	Acquired in 2012
	35	Guangzhou Zhujiang New City(4)	Constructed in 2015
Nanjing
	36	iKang Nanjing Xinjiekou	Acquired in 2008
	37	iKang Nanjing Gulou	Acquired in 2011
	38	iKang Nanjing Aoyang(4)	Acquired in 2013
Chengdu
	39	iKang Chengdu Waishuangnan	Constructed in 2009
	40	iKang Chengdu Jinjiang	Constructed in 2012
	41	Chengdu Gaoxin iKang West City	Constructed in 2014
Hangzhou
	42	iKang Hangzhou Xixi	Constructed in 2010
	43	iKang Hangzhou Wenhui	Constructed in 2012
	44	Hangzhou Aibo	Acquired in 2013
Fuzhou
	45	iKang Fuzhou Gulou	Constructed in 2011
Tianjin
	46	iKang Tianjin Heping	Constructed in 2012
	47	iKang Tianjin Hedong Dongrun	Acquired in 2015
	48	iKang Tianjin Hexi Fenghui	Acquired in 2015
Chongqing
	49	iKang Chongqing	Constructed in 2012
Suzhou
	50	iKang Suzhou	Constructed in 2012
Changchun
	51	iKang Changchun	Acquired in 2012
Jiangyin
	52	iKang Jiangyin	Constructed in 2013
Changzhou
	53	iKang Changzhou	Constructed in 2014
Shenyang
	54	iKang Shenyang Hospital	Acquired in 2014
	55	iKang Shenyang Ningshan Hospital	Acquired in 2014
	56	Gold iKang Shenyang Hospital	Acquired in 2014
Hong Kong
	57	MediFast (Hong Kong) Ltd. (Causeway Bay)	Acquired in 2014
	58	MediFast (Hong Kong) Ltd. (Kowloon)	Acquired in 2014

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

(4)              A medical examination center under our iKang Evergreen brand.

Our self-owned medical centers primarily offer a wide range of medical examination services. A customer undergoing a medical examination at our medical centers receives additional professional consultation and, if needed, medical referral services.

A typical iKang medical center occupies 2,500 square meters and has the capacity to perform approximately 350 medical examinations per day. In measuring the maximum capacity of each of our self-owned medical centers, we take into account the fact that certain medical examinations can only be scheduled during limited hours in the morning and a number of other factors including center size, the number of examination rooms, the number of medical equipment and medical staff. In fiscal 2012, 2013 and 2014, our self-owned medical centers performed approximately 1.8 million, 2.5 million and 3.4 million medical examinations, respectively. When we open a new medical center in a region that is already served by existing medical centers, this increases our service capacity in that region and provides more choices for corporate customers. Some existing corporate customers will choose to be serviced at the newly opened center based on convenient location or other factors. In addition, the sales and marketing team for that region will often refer and encourage existing corporate customers to use the services at the newly opened medical center primarily based on the capacity and utilization of each medical center in this region.

Each of our medical centers is equipped with x-ray and ultrasound machines. In 36 of our medical centers, we maintain a VIP area where we offer our higher billing customers a more comfortable, spacious and private environment and shorter waiting time as well as personal guidance during the entire examination process.

Since September 2013, we have opened three high-end medical examination centers under our iKang Evergreen brand in Nanjing, Beijing and Guangzhou, respectively, targeting high-net-worth individuals. Our iKang Evergreen centers feature more upscale and comfortable environment and allow customers greater privacy, customized services and more individual attention. We provide in our iKang Evergreen centers comprehensive and state-of-the-art medical examination services using advanced equipment. In addition, in March 2015, we acquired a 70% equity interest in WA Centers HK limited, or WA Health Care, which is a provider of high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing.

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

Our Third-Party Service Providers

In order to better serve our customers, especially those corporate customers with a nationwide presence, we work with approximately 400 medical examination centers, third-party hospitals and outpatient clinics to provide (i) medical examinations or disease screening services in locations that complement those that we provide or that are more convenient to our customers by virtue of their geographic locations, and (ii) inpatient care, outpatient services, specialized testing or dental care that we do not provide. We primarily utilize the services of our third-party service providers when our corporate customers request services in locations where we do not operate our self-owned medical centers. We pay service fees to such service providers based on the number of medical examinations and services they perform for our customers.

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

We have established a customer complaint management system which generally requires (i) urgent complaints and major complaints to be responded to within an hour and resolved within 24 hours and (ii) other complaints to be responded to and resolved within one business day. We had a customer service team of 1,123 full-time employees comprised of personnel at our call centers and onsite at our medical centers as of March 31, 2015 and one of their functions is to address customer complaints on a 24/7 basis. Our quality management center, VIP service center, project execution department, product department, sales department, health examination clinics and the medical service provider department, as applicable, work with our customer service team to resolve complaints in a timely and effective manner by following our complaint-processing procedure.

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

We have call centers in Beijing, Shanghai and Guangzhou which have 187 seats in total equipped with a modern computer telephony interface system that has been certified to ISO 9001 standards and that interconnects with our customer relationship management, management information and enterprise resource planning systems. We operate the center using one nationwide hotline for which callers are only charged for the cost of a local call. Our call centers have (i) operations personnel who answer calls and communicate with customers and provide consultation services through our online dialogue system, make appointments for medical examinations and outpatient care and receive customer feedback; (ii) supporting staff responsible for quality control, complaints, hiring, training, data analysis and nationwide scheduling of support to all centers; and (iii) staff who serve third-party service providers including taking and confirming orders, following up on overdue payments, managing data, settlement and remote area service.

Mobile Applications

We launched our personalized medical examination mobile app, iKang Medical Exam APP, in March 2015. The iKang Medical Exam APP offers a “one-click” service that allows both self-paid individuals and corporate employees to upgrade their standardized medical examination packages to personalized packages based on their medical records and lifestyle. The iKang Medical Exam APP is built on the data analysis from epidemiological studies on how age, sex, genetic testing results, medical history and lifestyle affect outcomes in specific diseases, and offers up-to-date clinical guidelines for diagnosis for each specific disease.

We launched our Doctor Referral App in April 2015. The Doctor Referral App is a one-stop mobile medical services platform among patients, hospitals and doctors. Our Doctor Referral App is designed to connect the medical needs of patients, hospitals and teams of doctors, using mobile Internet technology to build up a platform that links up doctor’s appointments, doctor visits and follow-up services. By partnering with large hospitals, this app is now offering booking appointments to shorten waiting times and hospital stays. Right after the booking, patients are encouraged to upload their previous medical records onto the Cloud if patients wish their doctor to review their medical records in advance. In addition to the appointment booking and medical record management, this app also has other features including symptom-based self-assessment and health education.

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

Servers and Bandwidth. We own over 56 servers which are currently located in leased space within the Beijing Internet data center of a third-party content distribution network, or CDN, provider. Our CDN provider provides us with access to bandwidth from China Telecom and China Unicom, two of China’s three major telecommunications carriers. We do not have a separate agreement for mobile bandwidth. Our CDN provider provides the leased space for our servers and the Internet connectivity, but the servers are maintained by our information technology staff. The CDN provider has no access to their contents. Our disaster recovery plan works on two levels: (i) real-time movement of data to other host servers if necessary or (ii) complete system restoration using backup files that are created weekly and stored separate from the servers where the data originated.

Integration with Third-Party Service Providers. The degree of systems integration between our third-party service providers and us varies. All our third-party service providers access patient scheduling data by using a booking system we designed functions similar to an online travel website. Selected providers participate in an online electronic settlement system for sending payment requests to us. We have provided certain modules of our systems such as the software for collecting medical examination results to selected providers. The complete integration of medical records and test results held by third-party service providers into our systems is currently significantly limited by privacy regulations promulgated by the NHFPC and local health bureaus, in particular in Guangdong province.

Performance Management and Revenue Maximization. Our information technology system provides valuable data for our management to monitor, evaluate and make important business decisions on a timely basis. It also enhances our ability to manage our overall operation and therefore allows us to maintain product and service quality and consistency while growing rapidly. We manage customer traffic across our medical centers to maximize overall occupancy and enhance our customer satisfaction by improving appointment efficiency and accuracy. We also monitor the consumption of consumables as part of our centralized procurement system. Our system allows our management to centrally control pricing across our network. We track industry-wide pricing information to determine our pricing structure across products, locations and seasons to enhance revenues by optimizing daily occupancy.

As of March 31, 2015, we employed 66 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to three information technology staff depending on center size.

We rely on the intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. We have registered 12 copyrighted software programs that we developed ourselves for managing our operations. In addition, we entered into a confidentiality agreement with each of our employees pursuant to which prohibit our employees from disclosing any confidential information concerning our proprietary technology.

Sales and Marketing

We have a professional and experienced sales team of 1,138 personnel targeting mid to large size corporate customers. Our sales force is organized by geographic region, industry and customer type such as multinational companies, PRC state-owned entities, private-owned enterprises and government agencies. We have multiple sales and marketing channels including:

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

Business Development

We have grown our business through the construction of new centers and through selective acquisitions of businesses and assets from third parties. Among the 58 self-owned medical centers as of March 31, 2015, we acquired 35 medical centers through strategic acquisitions and constructed the other 23.

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

Customers

Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2012, 2013 and 2014, we had approximately 11,200, 17,200 and 24,200 corporate customers, respectively, and approximately 206,000, 283,000 and 450,700 individual customers, respectively. Total customer visits increased from approximately 1,931,000 in fiscal 2012 to approximately 2,662,000 in fiscal 2013 and to approximately 3,554,000 in fiscal 2014. In fiscal 2012, 2013 and 2014, 83.2%, 86.0% and 83.5% of our net revenues was derived from corporate customers, and 16.8%, 14.0% and 16.5% from individual customers, respectively.

Corporate Accounts

As of March 31, 2015, we had corporate accounts with multinational corporations, private enterprises, government agencies and state-owned enterprises. Our top customers in terms of revenues in fiscal 2014 included banks, insurance companies, media and telecommunications companies. We have grown our portfolio of corporate customers from approximately 11,200 corporate customers in fiscal 2012 to approximately 17,200 corporate customers in fiscal 2013, and further to 24,200 corporate customers in fiscal 2014. These large corporations seek to build healthier and more productive employees by providing them with healthcare benefits such as annual medical examinations and disease screening options that are typically not included in government-required health insurance plans. Certain of our corporate customers contract us to provide services to certain of their clients as a benefit of their company-client relationship.

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

Individual Accounts

Individual customers contributed 16.8%, 14.0% and 16.5% of our net revenues in fiscal 2012, 2013 and 2014, respectively. However, we view individual accounts as an important long-term growth driver, and we plan to utilize various sales, marketing and communication strategies to further enhance our brand awareness to grow our individual customer base. In particular, we are planning to increase marketing through Internet channels, large scale advertisement and targeted advertisement through channels catering to health-conscious individuals.

High Net-worth Individuals

Since September 2013, we have opened three high-end medical examination centers under our iKang Evergreen brand in Nanjing, Beijing and Guangzhou, respectively, providing in-depth medical examination services, cancer screening services and early detection and prevention services of cardiovascular diseases. In addition to the regular checkups, our iKang Evergreen centers offer MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. Over time we seek to broaden the target customer base beyond executives whose packages are funded by their corporation to include executives, business leaders, celebrities and other high net-worth individuals seeking a more extensive and quality service approach to healthcare. In addition, in March 2015, we acquired a 70% equity interest in WA Health Care, which is a provider of high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing.

Suppliers

We procure consumables, reagents and the associated testing instruments, durable medical equipment, other miscellaneous equipment and outsourced services from third-party suppliers and service providers. We are not substantially dependent on any of our suppliers.

Costs related to medical consumables accounted for 38.8%, 37.5% and 37.4% of our cost of revenues in fiscal 2012, 2013 and 2014, respectively. We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, including Roche and Siemens, which enables our medical centers to obtain favorable prices for medical consumables and therefore lowers our costs. We regularly monitor usage at our self-owned centers to minimize costs.

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

Intellectual Property

We have registered 97 trademarks with the PRC Trademark Office of the State Administration for Industry and Commerce.

We own or possess the rights to 154 domain names that we use in connection with the operation of our business. We also have copyrighted 12 software programs that we developed ourselves for managing our operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

Government Regulations

Regulations Relating to Foreign Investment in Our Industry

According to the Catalog of Industries for Guiding Foreign Investment (2015 Revisions) promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, the establishment of medical institutions fell within the “restricted” category of industries for foreign investment in China. Normally, foreign investors are restricted to establishing and operating medical service businesses via Sino-foreign cooperatives or equity joint ventures in accordance with the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions effective as of July 1, 2000 and its supplementary regulations, or the Sino-foreign Medical Institution Measures. Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition to the restrictions on the equity proportion of foreign investment, the Sino-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders.

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

Regulation Relating to Administration of Medical Data

PRC laws generally require medical institutions to protect patients’ privacy and prohibit unauthorized disclosure of personal information. According to the Medical Examination provisions, the medical institutions carrying out the medical examination shall not disseminate or disclose the personal information of the person undergoing such examination without the prior consent of the relevant person. Moreover, a notice published by the general office of the NHFPC in January 2011 expressly provides that, a medical examination report of whatever nature shall be sealed and provided to the person who receives such examination or the person he designated and shall only be unsealed and read. Medical institutions or employees dealing with personal information of patient may be subject to infringement allegations from patients if they do not properly handle personnel information of such patients. We are dealing with the personal information and result of medical examinations of the people who use our services when conducting our medical examination business. See “Item 3.D. Risk Factors — Risks Related to Our Business — Failure to protect confidential information of our customers and their employees or clients and our online system against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations”.

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

However, such restrictions on practicing places have been gradually loosened since the promulgation of the Notice of the NHFPC on Relevant Issues regarding Doctors’ Practicing in Multiple Places in September 2009, the Notice of the NHFPC on Expansion of Pilot Locations regarding Doctors’ Practicing in Multiple Places in July 2011, and the Several Opinions on Advancing and Standardizing Doctors’ Practicing in Multiple Places (collectively the Multiple Places Practicing Rules). In accordance with the Multiple Places Practicing Rules, doctors practicing in a medical institution may choose to work in another two medical institutions upon the approval of local health bureau provided that certain conditions are met, including the consent of the original medical institution and capabilities for practicing in multiple-institutions. Each province shall select its pilot locations and submit its specific implementation plans to the NHFPC for approval before implementing the Multiple Places Practicing Rules. The specific implementation plans for doctors’ multiple places practicing may vary from location to location.

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

iKang Guobin Health Management Group Co., Ltd., (formerly known as Beijing iKang Online Technology Co., Ltd), or iKang Online, a subsidiary of iKang Holding, holds an ICP License and operates our websites and online healthcare business.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, pursuant to which the foreign exchange capital in the capital account of a foreign-invested enterprise can be discretionary settled at the banks based on the actual operation needs of such enterprise. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%. The registered capital of a foreign-invested enterprise settled in Renminbi and converted from foreign currencies may not be directly or indirectly used for the payment beyond the business scope of the enterprise approved by MOFCOM and the SAIC or their respective local counterparts, and may not be directly or indirectly used to grant the entrust loans in Renminbi (unless permitted by the scope of business), repay the inter-enterprise borrowings (including advances by the third party) or repay the bank loans in Renminbi that have been sub-lent to third parties. The domestic equity investment of foreign-invested enterprises made with the capital obtained from foreign exchange settlement must be based on the actual investment scale and be transferred to the foreign exchange settlement account for pending payment opened by the invested enterprises. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Investment in Offshore Special Purpose Vehicles

In July 2014, the SAFE issued the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Offshore Investment or Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 37, which became effective on July 4, 2014. The Circular 37 superseded the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Under Circular 37, PRC residents are required to register with the SAFE or its local branches prior to establishing, or acquiring control of, an offshore company for the purpose of investment or financing that offshore company with equity interests in, or assets of, a PRC enterprise or with offshore equity interest or assets legally held by such PRC resident. In addition, PRC residents are required to amend their registrations with the SAFE and its local branches to reflect any material changes with respect to such PRC resident’s investment in such offshore company, including changes to basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division. Furthermore, according to the relevant rules and regulations issued by the SAFE, the shareholders, beneficial owners and/or the PRC operating subsidiaries who apply for remedial SAFE registrations under Circular 37 shall first be subject to various administrative sanctions, in accordance with the Foreign Currency Administration Regulations, before they can be granted a remedial SAFE registration.

Failure to comply with the registration procedures of Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including increases in its registered capital, payments of dividends and other distributions to its offshore parent or affiliate, and may also subject the relevant PRC residents and onshore entities to penalties under foreign exchange administration regulations. The shareholders/beneficiaries of our common shares/ADSs who are PRC residents are subject to, and will remain subject to, the registration requirements under Circular 37 in connection with their investments in us, except for our PRC employees who obtain our common shares or ADSs via employee incentive plans after the initial public offering and register such plans in accordance with Circular 7. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us.”

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

Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or the PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the Nasdaq. If we or the PRC option holders fail to comply with these rules, we or the PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

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

Regulations Relating to Dividend Distribution

The principal regulations governing distributions of dividends by foreign-invested companies include the PRC Companies Law (2014), the Wholly Foreign-invested Enterprise Law (2000), and the Implementation Rules regarding the Wholly Foreign-invested Enterprise Law (2014).

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

Copyright. The PRC Copyright Law, promulgated in September 1990 and amended in October 2001 and February 2010, and its implementing rules, promulgated in August 2002 and amended in January 2011 and January 2013, set forth the basic legal system for the protection of copyright in the PRC. The Regulations on Computer Software Protection, or the Software Regulations, promulgated in December 2001 and amended in January 2013 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated in February 2002, were formulated in accordance with the PRC Copyright Law. In accordance with the Software Regulations, a software copyright owner may apply for the registration of software at software registration organs recognized by the National Copyright Administration. A registration certificate may serve as preliminary proof of the copyright ownership of registrant. A software copyright of a legal person remains valid for a period of fifty years from the date the publication of such copyright. We have registered 12 software copyrights.

Trademark. In accordance with the PRC Trademark Law, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC tax resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following locations: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and non-PRC persons such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test could be applied in determining the tax residency status of offshore enterprises. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Despite the present uncertainties resulting from the limited PRC tax guidance on this issue, we do not believe that the legal entities organized outside of the PRC within our Group should be treated as PRC resident enterprises for EIT law purposes. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Circular 82 and Bulletin 45. As a result, it is not certain that such dividends will not be subject to PRC withholding tax as the SAT and other PRC authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes. In addition, the EIT Law Implementation Regulations provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC shareholders or ADS holders which are non-PRC enterprises, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and become subject to PRC withholding tax of 10%, unless a reduced rate is provided under applicable tax treaties.

The PRC withholding tax may be exempted or reduced by the State Council or pursuant to an applicable tax treaty with the PRC that provides for a different withholding agreement between the PRC and the jurisdictions in which the non-resident enterprise reside. The PRC has entered into tax treaties with Hong Kong and more than 90 countries, including the United States. Under such tax treaties, certain income, such as dividend, royalties, interest or capital gains derived in China by residents of the contracting country might be entitled to preferential treaty benefits, i.e., a lower withholding tax rate than the statutory rate, provided that the overseas enterprise receiving the income qualifies as a “beneficial owner.” The SAT issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties in October 2009, or Circular 601. According to Circular 601, the term “beneficial owner” refers to an individual, company or organization that has both ownership and right of control over the assets or rights generating a stream of income. An agent or a conduit company is not regarded as a beneficial owner. Local tax authorities are required to investigate whether an applicant satisfies the requirements to qualify as a beneficial owner, which is a prerequisite to enjoy the benefit of a reduced withholding tax on dividends, interest, royalties or capital gains under tax treaty provisions. If such non-resident enterprises cannot provide valid documents supporting their status as beneficiary owners under Circular 601, they will not be approved to enjoy tax treaty benefits.

In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential tax rate will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, the taxable gain from the transfer of our common shares or ADSs will be based on the total amount obtained minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

In connection with the EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. Further, on July 26, 2010, the SAT issued the Measures for the Enterprise Income Tax Administration of Enterprise Restructuring, which became effective retroactively as of January 1, 2010. Subsequently, on February 3, 2015, the SAT issued Announcement on Several Issues regarding the Indirect Assets Transfer by Non-resident Enterprises, or Bulletin 7, which replaces certain provisions under Circular 698 and issues more detailed rules as to the tax administration over indirect transfers by non-resident enterprises. Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect. By promulgating and implementing these three regulations, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Bulletin 7, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise or other taxable PRC assets indirectly via disposing of the equity or other similar interests of an overseas holding company, or Indirect Transfer, and such Indirect Transfer lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, such Indirect Transfer may be treated as direct transfer of equity interests in the PRC resident enterprise or other taxable PRC assets and as a result, any gain from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% (or PRC enterprise income tax at the rate of 25% if the transferred asset relates to the asset of a permanent establishment in China). The payer of transfer proceeds under such an Indirect Transfer of equity interests in a PRC resident enterprise is obligated to withhold the aforesaid PRC withholding tax. If the payer fails to make such withholding, it may be subject to an administrative fine ranging from 50% to 300% of the amount of tax that was not withheld which may be reduced or exonerated in certain circumstances. Further, the transferor under Indirect Transfer must file and pay the withholding tax to the competent tax authority, or otherwise the tax authority may pursue the transferor for the unpaid withholding tax and impose a late payment interest. In addition, the PRC tax authorities have the discretion under Circular 698 to make reasonable tax adjustments if the equity transfer between non-resident and its related party is not deemed to have been conducted at arm’s-length and results in a reduction of tax payments due. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.”

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

(1)         iKang Healthcare Technology Group Co., Ltd. (formerly known as Shanghai iKang Guobin Holding Co., Ltd.), or iKang Holding, is our consolidated affiliated entity established in China, and each of Mr. Ligang Zhang and Mr. Boquan He holds 50% of the equity interest in iKang Holding. Mr. Ligang Zhang and Mr. Boquan He are directors of our company.

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

(5)         Formerly known as Beijing iKang Online Technology Co., Ltd., or iKang Online.

(6)         Formerly known as Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding.

(7)         Formerly known as Beijing iKang Guobin Health Technology Co., Ltd.

As of the date of this annual report, we operated our businesses through the following significant subsidiaries and affiliated PRC entities. For a complete list of subsidiaries, affiliated entities and subsidiaries of our affiliated PRC entities, see Exhibit 8.1.

Major Subsidiaries	Percentage of Ownership		Place of Incorporation
iKang Guobin Healthcare Group, Inc.	100%		British Virgin Islands
iKang Zhejiang, Inc.	72.58%		British Virgin Islands
iKang MRI Center, Limited	70%		British Virgin Islands
iKang mHealth, Inc.	70%		British Virgin Islands
Yuanhua Healthcare Limited	100%		Hong Kong
MediFast (Hong Kong) Limited	80%		Hong Kong
Bayley & Jackson (China) Medical Services Limited	100%		Hong Kong
iKang Health Cloud Technology Limited	100%		Hong Kong
WA Centers HK Limited	70%		Hong Kong
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.	100%		People’s Republic of China
Shanghai iKang Co., Ltd.	100%		People’s Republic of China
ShanghaiMed iKang, Inc.	100%		People’s Republic of China
iKang Health Management (Zhejiang) Co., Ltd.	100%		People’s Republic of China
Beijing Bayley & Jackson Clinic Co., Ltd.	70	%(1)	People’s Republic of China

(1)         The remaining 30% equity of Beijing Bayley & Jackson Clinic Co., Ltd. is held by iKang Online which is wholly owned by iKang Holding.

Affiliated Entities	Place of Incorporation
iKang Healthcare Technology Group Co., Ltd.(1)	People’s Republic of China
Hangzhou iKang Guobin Clinic Co., Ltd.	People’s Republic of China
Shanghai Yuanhua Information Technology Co., Ltd.	People’s Republic of China
Jiandatong Health Technology (Beijing) Co., Ltd.	People’s Republic of China

(1)         Formerly known as Shanghai iKang Guobin Holding Co., Ltd. and its name was changed in November 2014.

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

Exclusive Call Option Agreement. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and their shareholders, as well as Beijing Jiandatong and Mr. Haiqing Hu, entered into an exclusive call option agreement with the relevant PRC subsidiary. Pursuant to the agreement, the PRC subsidiary and any third party designated by it have the exclusive right to purchase from the shareholders of the affiliated PRC entity all or any part of their equity interests in the affiliated PRC entity at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The shareholders of the affiliated PRC entity shall immediately transfer the purchase price they receive from the PRC subsidiary to the affiliated PRC entity when the PRC subsidiary exercises the call option. Moreover, neither the affiliated PRC entity nor its shareholders may take actions that could materially affect the affiliated PRC entity’s assets, liabilities, operation, equity and other legal rights without the prior written approval of the PRC subsidiary, including, without limitation, sale, assignment, mortgage or disposition of, or encumbrances on, the affiliated PRC entity’s assets, business or revenues; creation, assumption, guarantee or incurrence of any indebtedness except those incurred not in a form of borrowing during the ordinary business; merger or consolidation; acquisition of and investment in any third-party entities; entering into other material contracts and declaration and distribution of dividend and profit. Each agreement is for an initial term of 10 years. The agreement among Beijing iKang, iKang Holding and iKang Holding’s shareholders will expire on March 16, 2018, the agreement among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders will expire on January 11, 2021, the agreement among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders will expire on July 24, 2023, and the agreement among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu will expire on December 29, 2023. All these agreements are renewable upon the relevant PRC subsidiary’s request.

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

A. OPERATING RESULTS

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Our Customer Base

We generate a substantial majority of our revenues from our corporate customers. In fiscal 2012, 2013 and 2014, we derived 83.2%, 86.0% and 83.5% of our net revenues, respectively, from our corporate customers. Our corporate customers are consisted of multinational corporations, private enterprises, government agencies and state-owned enterprises. The number of our corporate customers increased from approximately 11,200 in fiscal 2012 to approximately 17,200 in fiscal 2013 and further to approximately 24,200 in fiscal 2014. The growth in our net revenues has been primarily driven by the increase in the number of corporate customers, which in turn increases the number of people who use our medical examination and disease screening services. As corporate customers have represented a steady and increasing inflow of business in the past, we will continue to focus our marketing efforts on increasing our corporate customers and expect that corporate customers will continue to account for a significant majority of our revenues for the foreseeable future.

Net revenues from our individual customers accounted for 16.8%, 14.0% and 16.5% of our net revenues in fiscal 2012, 2013 and 2014, respectively. We derive revenues from offering our individual customers comprehensive healthcare services, including medical examinations, disease screening and other health management services. We view individual customers as an important long-term growth driver and plan to continue to grow our individual customer base.

Network of Self-Owned Medical Centers

Our ability to maintain or increase revenue depends, to a large extent, on the size of our nationwide network of self-owned medical centers. In fiscal 2012, 2013 and 2014, we derived 93.8%, 94.6% and 94.8% of net revenues from our self-owned medical centers, respectively. As a result, whether we can successfully expand our network of self-owned medical centers in response to our customers’ demand is one of the most important factors affecting our results of operations.

The table below shows the number of our self-owned medical centers in operation throughout the period indicated and the number of our newly opened or acquired centers during each period.

	For the Year Ended March 31,
	2013	2014	2015
Medical centers at the beginning of the period	26	36	45
Newly constructed medical centers during the period	6	4	4
Newly acquired medical centers during the period	4	5	10
Medical centers at the end of the period	36	45	58	(1)

(1)         We decided to close one of our medical centers in Beijing in March 2014 and it is in the process of liquidation.

The expansion of our self-owned medical center network has been driven by developing new medical centers through construction and acquisition. Each additional self-owned medical center increases the number of customer visits in our network and contributes to our continued revenue growth. However, new medical centers developed through construction or acquisition generally involve a ramp-up period during which the operating efficiency of those medical centers may be lower than that of our established medical centers, which may negatively affect our profitability. Our self-owned medical centers grew from 45 as of March 31, 2014 to 58 as of March 31, 2015. Out of the 14 self-owned medical centers that were added to our medical center network in fiscal 2014, ten medical centers were acquired. In fiscal 2014, the ten medical centers we acquired together contributed 4.1% of our net revenues.

Our decision to expand our self-owned medical center network is primarily based on our assessment and estimate of demand for our corporate customer services and number of corporate customers. In addition, when we open additional medical centers in a city in which we already have presence, we can leverage our existing sales force, laboratories and technical support in that city and therefore increase the profitability of our local medical centers as a result of economies of scale. When we open a new medical center in a region that is already served by existing medical centers, this increases our service capacity in that region and provides more choices for corporate customers. Some existing corporate customers will choose to be serviced at the newly opened center based on convenient location or other factors. In addition, the sales and marketing team for that region will often refer and encourage existing corporate customers to use the services at the newly opened medical center primarily based on the capacity and utilization of each medical center in this region. These factors often affect the number of customer visits at our existing and new medical centers which in turn influence the revenues generated by each center.

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

Cooperative Arrangements with Third-Party Service Providers

A portion of our total net revenues is derived from services performed by third-party service providers to our customers under cooperative arrangements between us and third-party service providers in cities where we do not have self-owned medical centers. In fiscal 2012, 2013 and 2014, 7.3%, 6.4% and 6.4% of our net revenues were attributable to services performed by third-party service providers, respectively.

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

Costs of Medical Consumables and Outsourced Services

Medical consumables, including reagents, testing instruments and other consumables used in medical tests and treatment, and costs for outsourced services, including medical tests conducted by qualified third-party laboratories and medical institutions and other services performed by third-party service providers to our customers, have been the largest component of our cost of revenues, representing 38.8%, 37.5% and 37.4% of our cost of revenues in fiscal 2012, 2013 and 2014, respectively. We have set up a centralized purchasing system in each city in which we operate our self-owned medical centers with our main suppliers of general medical consumables and in particular for reagents which are relatively expensive. Such centralized purchasing systems enable us to obtain more favorable pricing if we purchase a certain amount of medical consumables from a supplier within a given period of time.

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

Other Services

We provide healthcare packages of bundled services principally comprising a combination of medical examination, disease screening and other services to our corporate customers. The healthcare package normally expires within one year from the date of purchase and does not include right of return. We also provide dental services to our customers. We recognize revenue from dental services when the service is rendered and the service fee is collectable.

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

•                  overdue more than one year but less than 2 years: 20%; and

•                  overdue more than 2 years: 100%.

The following tables set forth the aging of our accounts receivables and provisions we made as of March 31, 2014 and 2015.

	As of March 31, 2014
Aging period	Gross Accounts receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivables
	(US$in thousands, except percentages)
< 6 months	24,181	57.7	—	(7)	24,174
6 months - 1 year	9,491	22.6	(474)	(4)	9,013
1-2 years	6,351	15.1	(1,108)	(811)	4,432
2-3 years	1,351	3.2	(1,266)	(85)	—
> 3 years	575	1.4	(331)	(244)	—
Total	41,949	100.0	(3,179)	(1,151)	37,619

	As of March 31, 2015
Aging period	Gross Accounts receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivables
	(US$in thousands, except percentages)
< 6 months	41,494	61.3	—	—	41,494
6 months - 1 year	11,367	16.8	(568)	(5)	10,794
1-2 years	9,206	13.6	(1,840)	(4)	7,362
2-3 years	4,019	5.9	(3,280)	(739)	—
> 3 years	1,619	2.4	(1,219)	(400)	—
Total	67,705	100.0	(6,907)	(1,148)	59,650

There are no uniform credit terms with our customers. A 30% or more prepayment is required for a typical corporate customer contract. Small corporate customers with a single contract amount under RMB100,000 (US$16,343) are required to settle the payment immediately after the services are provided while large corporate customers with a single contract amount of RMB100,000 (US$16,343) or above may settle the payment on a monthly or quarterly basis, on top of the prepayment made upon signing of the contracts. Accounts receivable are collected at the joint efforts of sales representatives and accounting staff. Periodically, accounting staff provide sales representatives with detailed information, including the amount of accounts receivable, the number of individuals who received medical examination services and the unit price per person under the contract. Sales representatives confirm such information with the corporate customers, usually human resources staff who are responsible for the medical examination projects. Once our services under a contract are performed, the final contract amount will be settled within one to six months. For overdue accounts receivable from corporate customers due to their payment approval procedures or other reasons, we will consider their business reputation, financial condition, as well as their payment histories and may allow longer settlement period after our services are performed. Aside from specific provisions, we provide 20% general provision to accounts receivable aging from one year to two years and 100% general provision to accounts receivable aging beyond two years.

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

Intangible assets with determinable useful lives are amortized on a straight-line basis. We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows the asset is expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In fiscal 2012, 2013 and 2014, no impairment losses of intangible assets were recognized.

The intangible assets included in our consolidated balance sheet as of March 31, 2014 and 2015 included trade name, operating license, customer relationship, contract backlog, favorable lease contract, and non-compete contract.

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

We used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our common shares with the assistance of our independent third-party appraiser. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our common shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

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

Newly Adopted Accounting Pronouncements

For recent accounting pronouncements, see Note 2 of Notes to Consolidated Financial Statements in “Item 18. Financial Statement,” including the expected dates of adoption and estimated effects on our consolidated financial statements.

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

	For the Years Ended March 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues	133,871	100.0	202,304	100.0	290,781	100.0
Cost of revenues	71,079	53.1	106,405	52.6	154,943	53.3
Gross profit	62,792	46.9	95,899	47.4	135,838	46.7
Operating expenses:
Sales and marketing expenses	18,486	13.9	28,879	14.3	41,059	14.1
General and administrative expenses	23,447	17.5	32,053	15.8	52,331	18.0
Research and development expenses	1,270	0.9	1,603	0.8	1,401	0.5
Income from operations	19,589	14.6	33,364	16.5	41,047	14.1
Gain (loss) from forward contracts	—	—	57	0.0	(8)	0.0
Interest expense	(1,106)	0.8	(1,331)	0.6	(2,466)	0.8
Interest income	100	0.1	93	0.0	699	0.2
Other income	—	—	—	—	883	0.3
Income before provision for income taxes and (loss) gain from equity method investment	18,583	13.9	32,183	15.9	40,155	13.8
Income tax expenses	6,134	4.6	10,101	5.0	13,280	4.6
Income before (loss) gain from equity method investment	12,449	9.3	22,082	10.9	26,875	9.2
(Loss) gain from equity method investment	—	—	(156)	0.1	521	0.2
Net income	12,449	9.3	21,926	10.8	27,396	9.4
Less: Net income attributable to non-controlling interest	338	0.3	319	0.2	283	0.1
Net income attributable to iKang Healthcare Group, Inc.	12,111	9.0	21,607	10.6	27,113	9.3

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Net Revenues. Net revenues increased 43.7% from US$202.3 million in fiscal 2013 to US$290.8 million in fiscal 2014. This increase was primarily due to an increase in revenues from our medical examination services.

•                  Net revenues from medical examination services increased 40.9% to US$244.9 million in fiscal 2014 from US$173.9 million in fiscal 2013. This increase was primarily due to (i) a 33.7% increase in the number of customer visits for medical examinations, which was largely attributable to an increase in the number of corporate customers as a result of our sales efforts and expanded service capacity, and (ii) an increase in the overall average price for our medical examination services. The aggregate number of people who used our medical examination services increased from approximately 2,455,000 in fiscal 2013 to approximately 3,282,000 in fiscal 2014. The overall average price for our medical examination services increased to US$75 per person for fiscal 2014 compared to US$71 per person in fiscal 2013.

•                  Net revenues from disease screening services increased 31.1% to US$19.7 million in fiscal 2014 from US$15.0 million in fiscal 2013, primarily due to (i) an increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop our disease screening business, and (ii) an increase in the overall average price for our disease screening services. The number of people who used our disease screening services increased to approximately 497,000 in fiscal 2014 from approximately 455,000 in fiscal 2013.

•                  Net revenues from other services increased 95.4% to US$26.1 million in fiscal 2014 from US$13.4 million in fiscal 2013, primarily due to (i) a significant increase in net revenues from our dental services attributable to our continued efforts to promote our dental services and customers’ demand for such services, and (ii) the revenue contribution from acquired medical centers in Shanghai and Hong Kong which provide medical consultancy services and vaccination services.

Cost of Revenues. Cost of revenues increased 45.6% to US$154.9 million in fiscal 2014 from US$106.4 million in fiscal 2013. Cost of revenues as a percentage of our net revenues increased to 53.3% in fiscal 2014 from 52.6% in fiscal 2013.

•                  Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 45.3% to US$58.0 million in fiscal 2014 from US$39.9 million in fiscal 2013, primarily due to the continued growth of our medical examination and disease screening businesses. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues increased to 20.0% in fiscal 2014 from 19.7% in fiscal 2013.

•                  Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 49.4% to US$47.6 million in fiscal 2014 from US$31.9 million in fiscal 2013, primarily due to an increase in the salaries and benefits provided to doctors and nurses, an increase in the number of doctors and nurses providing dental treatment, and also an increase in the number of doctors and nurses as the number of our medical centers increased to 58 as of March 31, 2015 from 45 as of March 31, 2014. Cost of revenues relating to salaries and benefits as a percentage of our net revenues slightly increased to 16.4% in fiscal 2014 from 15.7% in fiscal 2013.

•                  Rental and Office Expenses. Rental and office expenses increased 39.6% to US$35.8 million in fiscal 2014 from US$25.7 million in fiscal 2013, primarily due to the increase in average rent and the number of our self-owned medical centers to 58 as of March 31, 2015 from 45 as of March 31, 2014. Cost of revenues relating to rental and office expenses as a percentage of our net revenues decreased to 12.3% in fiscal 2014 from 12.7% in fiscal 2013.

•                  Depreciation and Amortization. Depreciation and amortization cost increased 50.5% to US$13.5 million in fiscal 2014 from US$9.0 million in fiscal 2013, primarily as a result of our purchase of new medical equipment in fiscal 2014 for our new medical centers, dental services, and to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues increased to 4.6% in fiscal 2014 from 4.4% in fiscal 2013.

Gross Profit and Gross Margin. Gross profit increased 41.6% to US$135.8 million in fiscal 2014 from US$95.9 million in fiscal 2013. Gross margin decreased to 46.7% in fiscal 2014 from 47.4 % in fiscal 2013, primarily due to the relatively low gross margins achieved by our new medical centers in fiscal 2014 as they were still in the ramp-up stage.

Operating Expenses. Total operating expenses increased 51.6% to US$94.8 million in fiscal 2014 from US$62.5 million in fiscal 2013. Operating expenses as a percentage of our net revenues increased to 32.6% in fiscal 2014 from 30.9% in fiscal 2013.

•                  Sales and Marketing. Sales and marketing expenses increased 42.2% to US$41.1 million in fiscal 2014 from US$28.9 million in fiscal 2013 primarily due to (i) a US$5.9 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel, (ii) a US$3.5 million increase in amortization of intangible assets, and (iii) a US$2.6 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2014 in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses slightly decreased to 14.1% in fiscal 2014 from 14.3% in fiscal 2013.

•                  General and Administrative. General and administrative expenses increased 63.3% to US$52.3 million in fiscal 2014 from US$32.1 million in fiscal 2013, primarily due to (i) the US$9.2 million share-based compensation expenses recorded in fiscal 2014; (ii) a US$4.4 million increase in salaries and employee benefits arising from the increased headcount of our general and administrative staff, (iii) a US$3.7 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers, and (iv) a US$2.4 million increase in professional fees for audit, valuation, legal, tax and consulting services provided by professional advisors. As a percentage of our net revenues, general and administrative expenses increased to 18.0% in fiscal 2014 from 15.8% in fiscal 2013.

•                  Research and Development. Research and development expenses decreased 12.6% to US$1.4 million in fiscal 2014 from US$1.6 million in fiscal 2013, primarily due to decreases in professional fees in connection with research and development.

Interest Expense. Our interest expense increased 85.3% to US$2.5 million in fiscal 2014 from US$1.3 million in fiscal 2013, primarily due to an increase in our short-term bank loans to US$56.8 million in fiscal 2014 from US$18.2 million in fiscal 2013.

Interest Income. Our interest income increased to US$699,000 in fiscal 2014 from US$93,000 in fiscal 2013, primarily due to an increase in our cash deposit balances.

Income Tax Expenses. Income tax expense increased 31.5% to US$13.3 million in fiscal 2014 from US$10.1million in fiscal 2013, primarily due to the increase in our profit.

Net Income. As a result of the foregoing, our net income increased 24.9% to US$27.4 million in fiscal 2014 from US$21.9 million in fiscal 2013.

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

•                  Sales and Marketing. Sales and marketing expenses increased 56.2% to US$28.9 million in fiscal 2013 from US$18.5 million in fiscal 2012 primarily due to (i) a US$5.6 million increase in salaries and employee benefits arising from the increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel and (ii) a US$4.5 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2013 in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses increased to 14.3% in fiscal 2013 from 13.9% in fiscal 2012.

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

Interest Expense. Our interest expense increased 20.3% to US$1.3 million in fiscal 2013 from US$1.1 million in fiscal 2012, primarily due to an increase in our bank loans to US$5.5 million in fiscal 2013.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, short-term bank borrowings and the proceeds from our initial public offering in April 2014. As of March 31, 2015, we had US$97.3 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original stated maturities of 90 days or less.

As of March 31, 2013, 2014 and 2015, our total current liabilities amounted to US$73.9 million, US$103.4 million and US$163.1 million, respectively. We had short-term bank borrowings of US$5.5 million, US$18.2 million and US$56.8 million outstanding as of March 31, 2013, 2014 and 2015, respectively. We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our existing cash balance, operating cash flow and bank borrowings.

Accounts receivable that were aged over one year as a percentage of our gross accounts receivable increased to 21.9% as of March 31, 2015 compared to 19.7% as of March 31, 2014. Accounts receivable that were aged over one year accounted for 19.3% of our gross accounts receivable as of March 31, 2013. Days of sales outstanding increased to 85 days in fiscal 2014 from 76 days in fiscal 2013 because that we provided favorable payment terms to certain of our corporate customers based on our long-term relationship with them and their good credit history in past periods in order to maintain continuous business from these customers.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended March 31,
	2013	2014	2015
	US$	US$	US$
	(in thousands)
Net cash generated from operating activities	16,314	34,303	41,097
Net cash used in investing activities	(16,058)	(96,714)	(147,062)
Net cash provided by financing activities	50,824	29,342	173,570
Effect of exchange rate changes	199	136	(490)
Net increase (decrease) in cash and cash equivalents	51,279	(32,933)	67,115
Cash and cash equivalents at the beginning of year	11,875	63,154	30,221
Cash and cash equivalents at the end of year	63,154	30,221	97,336

Operating Activities

Net cash generated from operating activities amounted to US$41.1 million in fiscal 2014, which was primarily attributable to (i) net income of US$27.4 million, (ii) an increase in deferred revenues of US$6.5 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, (iii) an increase in accounts payable of US$6.1 million attributable to the increase in payables to suppliers and third-party service providers in line with the growth of our business, and (iv) an increase in accrued expenses and other current liabilities of US$2.1 million attributable to accrued payroll and performance-based bonuses for our employees, which was partially offset by the increase in accounts receivable of US$22.3 million because our businesses continued to grow and we provided certain corporate customers with longer contract terms. This was positively adjusted for certain non-cash expense consisting primarily of (i) depreciation and amortization of US$19.9 million, (ii) share-based compensation of US$9.2  million, and (iii) provision for doubtful account of US$3.8 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$34.3 million in fiscal 2013, which was primarily attributable to (i) net income of US$21.9 million, (ii) an increase in income tax payable of US$3.8 million, (iii) an increase in deferred revenues of US$1.8 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, and (iv) an increase in accrued expenses and other current liabilities of US$2.9 million primarily attributable to accrued payroll and performance-based bonuses for our employees, which was partially offset by the increase in accounts receivable of US$3.8 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of (i) depreciation and amortization of US$10.8 million incurred during the year, and (ii) provision for doubtful account of US$1.1 million primarily due to the increase in accounts receivable.

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

Investing Activities

Net cash used in investing activities amounted to US$147.1 million in fiscal 2014, which was primarily attributable to (i) restricted cash in the amount of US$36.2 million in connection with our “pledge overseas and borrow locally” transactions in China to meet our Renminbi funding needs, , (ii) an increase of term deposit in the amount of US$14.6 million, (iii) property refurbishment and purchase of medical equipment in the amount of US$39.8 million to support our business growth, and (iv) payment for the medical centers we acquired in fiscal 2014 in the amount of US$34.4 million..

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

Financing Activities

Net cash provided by financing activities amounted to US$173.6 million in fiscal 2014, which was primarily attributable to (i) the proceeds in the amount of US$149.2 million from our initial public offering, and (ii) the proceeds in the amount of US$59.4 million from short-term borrowings, which were partially offset by (i) our repayment of short-term borrowings in the amount of US$20.9 million and (ii) the cash we paid for purchase of non-controlling interest of iKang Shanghai Xikang Road in the amount of US$8.1 million.

Net cash provided by financing activities amounted to US$29.3 million in fiscal 2013, which was primarily attributable to (i) the proceeds in the amount of US$25.2 million from the issuance of convertible redeemable preferred shares, and (ii) the proceeds in the amount of US$20.3 million we received from short-term borrowings, which were partially offset by (i) our repayment of short-term borrowings in the amount of US$7.4 million and (ii) the cash we paid for purchase of non-controlling interest of iKang Shanghai Xikang Road.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of medical centers and the purchase of medical equipment for our medical centers. Our capital expenditures amounted to US$16.2 million, US$77.5 million and US$96.4 million in fiscal 2012, 2013 and 2014, respectively. We expect to continue to invest in acquisitions of medical centers and the purchase of medical equipment through fiscal 2015. Our actual future capital expenditures may differ from the amounts for fiscal 2012, 2013 and 2014 as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.                  PRODUCT DEVELOPMENT

As of March 31, 2015, we employed 66 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to three information technology staff depending on center size. We believe that these intelligent systems and our sophisticated online health records increase the stickiness of our services and help us convert customers who first come to us under corporate accounts into additional individual paying customers.

Our research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, (ii) office rental and general expenses associated with the research and development activities, (iii) professional fees for outsourcing the development of some of our information technology systems and (iv) related depreciation and amortization expenses. In fiscal 2012, 2013 and 2014, our research and development expenses were US$1.3 million, US$1.6 million and US$1.4 million, respectively.

D.                 TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                  CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Our contractual obligations consist of leases for our medical centers and offices under lease agreements. The following table sets forth our contractual obligations as of March 31, 2015.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	224,639	41,732	72,232	51,164	59,511

Rental expenses under operating leases were approximately US$16.4 million, US$28.1 million and US$37.7 million in fiscal 2012, 2013 and 2014, respectively. Other than the guarantees or collateral we provided for our bank loans, we did not have any significant capital and other commitments or guarantees as of March 31, 2015.

G.                SAFE HARBOR

See “Forward-looking Statements” on page 2 of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                 DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o iKang Healthcare Group, Inc., B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title

Ligang Zhang	44	Chairman of the Board of Directors, Chief Executive Officer
Boquan He	54	Vice Chairman
Feiyan Huang	44	Director, Chief Operating Officer
Minjian Shi	53	Director
Ruby Lu	44	Independent Director
Thomas McCoy Roberts	67	Independent Director
Daqing Qi	51	Independent Director
David Ying Zhang	42	Independent Director
Gavin Zhengdong Ni	41	Independent Director
Yang Chen	45	Chief Financial Officer
Yafang Zhou	56	Senior Vice President
Elmer Liu	51	Vice President

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

Gavin Zhengdong Ni has served as our independent director since March 2015.  Mr. Ni is the founder, chairman and chief executive officer of Zero2IPO Group, an integrated service provider and investment institution in China’s private equity industry. Mr. Ni graduated from Hunan University with a bachelor’s degree of engineering and from Tsinghua University with a master’s degree of engineering and obtained his doctor’s degree in business administration in Tsinghua University School of Economics and Management.

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

B. COMPENSATION

For the fiscal year ended March 31, 2015, the aggregate cash compensation paid to our directors and executive officers was approximately US$1.7 million. No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Administration. The compensation committee, as designated by the board of directors and as described under “— Board committees — Compensation committee”, will administer the Share Incentive Plans, unless otherwise determined by the board of directors. The compensation committee will have the authority to, among other things, interpret and administer the plan, issue rules and regulations for plan administration, designate plan participants and determine the awards available to each participant and the terms and conditions of these awards. The committee may also determine whether, to what extent, under what circumstances and by what methods any awards may be settled, exercised and deferred.

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

Restricted stock units. Restricted stock units issued under the Share Incentive Plans will represent the right to receive the value of our common shares (or a percentage of such value) at a specified date in the future, subject to the forfeiture of this right. Like restricted stock, restricted stock units are subject to certain restrictions and limitations that may be imposed by the compensation committee.

Transferability. Unless the compensation committee determines otherwise, our Share Incentive Plans will not allow for the assignment, alienation, sale or transfer of awards other than by will or the laws of descent and distribution. Only the recipient of an award may exercise the award during his or her lifetime.

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

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Ligang Zhang	*	5.1288	March 18, 2013	March 17, 2023
Feiyan Huang	*	5.1288	March 18, 2013	March 17, 2023
Yang Chen	*	6.0000	September 12, 2013	September 11, 2023
Yafang Zhou	*	5.1288	February 27, 2014	February 26, 2024
Yunming Hui	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	February 27, 2014	February 26, 2024
Other individuals	*	6.0000	March 18, 2013	March 17, 2023
Other individuals	*	6.0000	February 27, 2014	February 26, 2024
Other individuals	*	16.1800	August 1, 2014	July 31, 2024

*                 Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of March 31, 2015, we had not issued restricted shares to any of our directors or executive officers. As of March 31, 2015, 1,900,479 options and warrants were outstanding.

C.                 BOARD PRACTICES

Board of Directors

Our board of directors currently consists of nine directors. Under our amended and restated memorandum and articles of association, our board of directors will consist of at least three directors. A vacancy on our board may be filled by a director who is elected by an ordinary resolution passed by the holders of common shares or by the affirmative of a simple majority of the remaining directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.

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

Audit Committee

Our audit committee consists of three directors, namely Mr. Daqing Qi, Ms. Ruby Lu and Mr. Gavin Zhengdong Ni and is chaired by Mr. Daqing Qi. All the three directors on our audit committee satisfy the “independence” requirements of the Nasdaq Stock Market Rules and the SEC. We have determined that Mr. Daqing Qi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.                 EMPLOYEES

Our employees consist of all personnel that work in our headquarters, in our call centers and in our self-owned medical centers. We had 7,102 employees as of March 31, 2015. The following table sets forth certain information about our employees by function as of March 31, 2015.

Number of Employees
Doctors	2,010
Nurses	1,328
Sales and Marketing	1,138
Administrative and Management	725
Customer Service	1,123
Service Development and Support	646
Information Technology	132
Total	7,102

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

E.                 SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our common shares, as of June 30, 2015:

•                  each of our directors and executive officers;

•                  each person known to us to own beneficially more than 5% of our common shares as of June 30, 2015.

The calculations in the table below are based on that there were 33,632,240 common shares outstanding as of June 30, 2015, comprising of 32,827,140 Class A common shares and 805,100 Class C common shares, excluding 729,299 Class A common shares issued to our depositary and reserved for future exercise of vested options under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	%
Directors and Executive Officers:
Ligang Zhang(1)	4,374,371	12.95
Boquan He(2)	4,448,575	13.23
David Ying Zhang	—	—
Feiyan Huang(3)	502,865	1.49
Minjian Shi(4)	466,831	1.39
Thomas McCoy Roberts	*	*
Daqing Qi	—	—
Ruby Lu	—	—
Yang Chen	*	*
Yafang Zhou(5)	399,401	1.19
Elmer Liu	—	—
All directors and executive officers as a group	10,400,043	30.49

Principal Shareholders:
Top Fortune Win Ltd.(6)	4,448,575	13.23
ShanghaiMed, Inc.(7)	3,042,550	9.01
Ora Investment Pte Ltd.(8)	2,003,366	5.96

*                          Less than 1% of our total outstanding common shares.

(1)                  Represents (i) 2,892,550 Class A common shares owned by ShanghaiMed, Inc., a British Virgin Islands company wholly owned by Mr. Ligang Zhang, (ii) 526,721 Class A common shares owned by Time Intelligent Finance Limited, a British Virgin Islands company; (iii) 805,100 Class C common shares owned by Time Intelligent Finance Limited, and (iv) 150,000 Class A common shares that Mr. Ligang Zhang has the right to acquire within 60 days through the exercise of stock options. Mr. Ligang Zhang’s family trust is the beneficial owner of Time Intelligent Finance Limited through certain trust arrangements. The business address of Mr. Ligang Zhang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(2)                  Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The business address of Mr. Boquan He is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(3)                  Represents (i) 387,865 Class A common shares owned by Gold Partner Consultants Limited, a British Virgin Islands company and (iii) 115,000 Class A common shares that Ms. Feiyan Huang has the right to acquire within 60 days through the exercise of stock options. Ms. Feiyan Huang’s family trust is the beneficial owner of Gold Partner Consultants Limited through certain trust arrangements. The business address of Ms. Feiyan Huang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(4)                  Represents 466,831 Class A common shares owned by Favoured Star Ltd., a British Virgin Islands company ultimately owned by Mr. Minjian Shi. The business address of Mr. Minjian Shi is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(5)                  Represents 374,401 Class A common shares owned by Fortune Diamond Ltd., a British Virgin Islands company ultimately owned by Ms. Yafang Zhou and 25,000 Class A common shares that Yafang Zhou has the right to acquire within 60 days through the exercise of stock options. The business address of Ms. Yafang Zhou is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(6)                  Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The registered address of Top Fortune Win Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(7)                  Represents 2,892,550 Class A common shares and 150,000 Class A common shares issuable through the exercise of stock options owned by ShanghaiMed, Inc. which is wholly owned by Mr. Ligang Zhang. The registered address of ShanghaiMed, Inc. is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(8)                  Represents 2,003,366 Class A common shares owned by Ora Investment Pte Ltd., a limited liability company organized and existing under the laws of Singapore. Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The registered address of Ora Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of June 30, 2015, approximately 64.4% of our common shares were held of record by three holders in the United States, including approximately 64.3% held of record by JPMorgan Chase Bank, N.A. in the form of ADSs. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                 MAJOR SHAREHOLDERS

See Item 6.E.

B.                 RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

In March 2014, we provided a loan to Shanghai Huajian Clinic, Ltd., a medical center wholly owned by iKang Holding, in the amount of US$1.3 million to support its operations. The loan was unsecured and interest free. The loan was repaid in September 2014.

In August 2011, iKang Holding entered into an agreement with Mr. Boquan He, a director of our company and the holder of a 35% equity interest in iKang Shanghai Xikang Road pursuant to which iKang Holding purchased the 35% equity interest in iKang Shanghai Xikang Road held by Mr. Boquan He with an aggregate consideration of US$15.9 million. We paid the aggregate amount of US$7.1 million in 2011 and 2013 in connection with this acquisition and paid US$1.0 million for individual income tax on behalf of Mr. Boquan He in March 2014. The remaining balance of US$8.0 million in connection with this acquisition was settled in June 2014.

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

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings. We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business, including those which we initiate to protect our rights, brand and reputation.

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

Item 9. THE OFFER AND LISTING

A.                OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “KANG.” Trading in our ADSs commenced on April 9, 2014.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated. On July 24, 2015, the last reported closing price for our ADSs was US$17.58 per ADS.

	Market Price (US$)
	High	Low
Fiscal 2013
Fourth quarter in fiscal 2013	Not applicable	Not applicable
Fiscal 2014	22.86	12.90
First quarter in fiscal 2014	19.00	12.90
Second quarter in fiscal 2014	22.86	17.34
Third quarter in fiscal 2014	20.31	14.62
Fourth quarter in fiscal 2014	18.49	14.82
Fiscal 2015
First quarter in fiscal 2015	22.67	15.97
January 2015	17.48	15.04
February 2015	18.49	16.75
March 2015	17.74	14.82
April 2015	18.52	15.97
May 2015	21.23	16.60
June 2015	22.67	18.13
July 2015 (through July 24, 2015)	19.65	14.62

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

C.                 MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

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

Cayman Islands Taxation

According to our Cayman Islands counsel, Conyers Dill & Pearman, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)                  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and

(2)                  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from June 7, 2011.

PRC Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and foreigners, such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to enterprise income tax filings for 2013 and onwards. There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Therefore, it remains unclear whether the PRC tax authorities would classify us as a PRC resident enterprise. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Circular 82 and Bulletin 45. In addition, the EIT Law Implementation Regulations provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC resident enterprise, any dividends that we pay to our non-resident enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and thus subject to a 10% PRC tax (which in the case of dividends will be withheld at source), unless a reduced rate is provided under any applicable tax treaty.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors may be subject to PRC individual income tax at a rate of 20% on any dividends paid to such investors (which tax on dividends may be withheld at source) and any capital gains realized from the transfer of our Class A common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, unless such individuals qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends, provided that certain conditions are met. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, the taxable gain from the transfer of our Class A common shares or ADSs will be based on the total amount obtained minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

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

•                  tax-exempt entities, “individual retirement accounts” and “Roth IRAs”;

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Item 10.E. Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, dividends paid with respect to our Class A common shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends (at a rate not exceeding any applicable rate under the Treaty in the case of a U.S. Holder eligible for the Treaty’s benefits) would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and their eligibility for benefits under the Treaty. Instead of claiming a credit, a U.S. Holder may, subject to generally applicable limitations, elect to deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A Common Shares or ADSs. Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder owned the Class A common shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the relevant Class A common shares or ADSs and the amount realized on the disposition, each as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of our ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2015. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. In addition, we hold a substantial amount of cash, and our PFIC status for any taxable year may depend on the proportionate value of such cash and other passive assets compared to total market value of our assets. Because the treatment of the contractual arrangements is not entirely clear, because we have, and expect to continue to have, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder owned our Class A common shares or ADSs, the U.S. Holder might be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class A common shares or ADSs exceeded 125% of the average of the annual distributions received on such shares or ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

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

If we were a PFIC for any taxable year during which a U.S. Holder owned our Class A common shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder owned the Class A common shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares or ADSs during any taxable year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on Internal Revenue Service Form 8621.

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

F.                  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                STATEMENTS BY EXPERTS

Not applicable.

H.               DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, two registration statements on Form S-8, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the Class A common shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class A common shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

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

We received net proceeds of approximately US$149.2 million from our initial public offering. We did not receive any proceeds from the 3,330,400 ADSs sold by the selling shareholders. For the period from April 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2015, the net proceeds received from our initial public offering were mainly used as follows:

•                  approximately US$54.4 million for  restricted cash as collateral for our local borrowings in China, which were primarily used to purchase properties and equipment,

•                  approximately US$29.5 million for operating expenses, including the expenses of new medical centers or dental clinics,  the purchase of properties and equipment, and the administrative costs, and

•                  approximately US$3.3 million for acquisitions.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i) acquisitions and construction of new medical centers in China, (ii) acquisitions and construction of dental clinics in China, (iii) upgrading our information technology systems and (iv) working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2015, the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of March 31, 2015, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of March 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iKang Healthcare Group, Inc.

We have audited the internal control over financial reporting of iKang Healthcare Group, Inc. (the “Company”), and its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2015 of the Group and our report dated July 27, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

July 27, 2015

Changes in Internal Control over Financial Reporting

During fiscal 2014, we have taken a number of actions under the supervision of the audit committee of our board of directors with respect to improving internal control over financial reporting, including:

•                  hired a senior executive officer with extensive U.S. GAAP knowledge as our chief financial officer in 2013 and two staff with U.S. GAAP knowledge in 2014;

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

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Daqing Qi qualifies as an audit committee financial expert as such term is defined in Item 16A(b) of Form 20-F.

Our board of directors has determined that all of the members of our audit committee are independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm for the years ended March 31, 2014 and 2015. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended March 31,
	2014	2015
	US$	US$
	(in thousands)
Audit fees(1)	1,211	1,440
Audit-related fees(2)	—	61
Tax fee(3)	128	—
All other fees	—	—
Total	1,339	1,501

(1)         “Audit fees” include the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements.

(2)         “Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

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

Item 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and qualify as a “foreign private issuer” under the Securities Act, which, pursuant to the NASDAQ Listing Rules, allows us to follow home country practice in lieu of the NASDAQ corporate governance requirements subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Listing Rules are summarized as follows:

•                  We follow home country practice that permits us not to hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end.

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

We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We are not required to and will not voluntarily meet the above requirements. As a result of our use of the “foreign private issuer” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

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

4.6

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Shanghai Guobin Medical Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated April 27, 2007 (English translation) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.7

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Boquan He, Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.8

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Boquan He, Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.9

Power of Attorney executed by Boquan He in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.10

Power of Attorney executed by Ligang Zhang in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.11

Exclusive Business Cooperation Agreement between iKang Health Management (Zhejiang) Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.12

Equity Pledge Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), Shanghai Yalong Daoyi Services Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.13

Exclusive Call Option Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), Shanghai Yalong Daoyi Services Co., Ltd., Hangzhou iKang Guobin Clinic Co., Ltd. and iKang Zhejiang, Inc. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

Exhibit Number	Description of Document

4.14

Power of Attorney executed by Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.15

Power of Attorney executed by Shanghai Yalong Daoyi services Co., Ltd. in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.16

Equity Transfer Agreement between Boquan He and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), dated August 1, 2011 (English translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.17

Exclusive Business Cooperation Agreement between Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.18

Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Zhao Lei and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.19

Exclusive Call Option Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Zhao Lei and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.20

Power of Attorney executed by Hu Haiqing in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.21

Power of Attorney executed by Zhao Lei in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.22

Spousal Consent Letter of Ms. Baoming Li, the spouse of Mr. Boquan He (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.23

Spousal Consent Letter of Ms. Feiyan Huang, the spouse of Mr. Ligang Zhang (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

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

Statement and Acknowledgment executed by Ma Rui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.29

Equity Transfer Agreement among Shanghai iKang Guobin Health Examination Management Group Co., Ltd., Shanghai Huajian Health Examination Management Co., Ltd. and Qian Hui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.30

Shanghai Assets and Equity Transaction Contract between Shanghai Gaotong Logistic Service and Management Co., Ltd. and Shanghai iKang Health Examination Management Group Co., Ltd. dated May 22, 2014 (English translation) (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.31

Equity Transfer Agreement among Shanghai Huajian Investment Management Co., Ltd., Shanghai iKang Guobin Health Examination Management Group Co., Ltd. and Shanghai Huajian Health Examination Management Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.32

Supplementary Agreement on Qian Hui’s Transfer of All Her Equities in Shanghai Huajian Health Examination Management Co., Ltd. to Shanghai iKang Health Examination Management Group, Co., Ltd. between Qian Hui and Shanghai iKang Health Examination Management Group, Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

Exhibit Number	Description of Document

4.33*	Equity Transfer Agreement between Hunan Fengxun Digital Technology Co., Ltd. and iKang Guobin Health Examination Management Group Co., Ltd. dated February 10, 2015 (English translation)

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of King & Wood Mallesons Lawyers

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	RL Taxonomy Extension Presentation Linkbase Document

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
Date: July 27, 2015

IKANG HEALTHCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

IKANG HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated balance sheets of iKang Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2014 and 2015 and the related consolidated statements of operations, comprehensive income, changes in equity (deficit) and cash flows for each of the three years in the period ended March 31, 2015, and the related financial statement schedule included in Schedule I.  These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, 2014 and 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

July 27, 2015

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2014	2015

ASSETS

Current assets
Cash and cash equivalents	$30,221	$97,336
Restricted cash	16,007	54,417
Term deposits	—	14,621
Accounts receivable, net of allowance for doubtful accounts of $4,330 and $8,055 as of March 31, 2014 and 2015, respectively	37,619	59,650
Inventories	1,693	2,661
Deferred tax assets-current	3,991	5,949
Prepaid expenses and other current assets	20,012	44,031
Amounts due from a related party	1,287	—
Total current assets	110,830	278,665
Restricted cash-non-current	2,153	—
Property and equipment, net	63,644	105,022
Acquired intangible assets, net	17,530	30,634
Goodwill	41,412	72,101
Cost method investment	129	129
Equity method investment	6,220	—
Deferred tax assets-non-current	2,007	2,212
Rental deposit and other non-current assets	6,301	10,238

TOTAL ASSETS	$250,226	$499,001

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $14,599 and $19,530 of March 31, 2014 and 2015, respectively)	$16,965	$23,526
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $17,126 and $30,631 of March 31, 2014 and 2015, respectively)	24,275	36,790
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $5,299 and $6,254 of March 31, 2014 and 2015, respectively)	6,382	7,539
Amounts due to a related party (including amounts due to a related party of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $8,049 and nil of March 31, 2014 and 2015, respectively)	8,049	—
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $22,234 and $31,786 of March 31, 2014 and 2015, respectively)	29,523	38,457
Deferred government subsidy-current (including deferred government subsidy - current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $47 and $63 of March 31, 2014 and 2015, respectively)	47	63
Short term borrowings (including short term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $17,717 and $56,772 of March 31, 2014 and 2015, respectively)	18,201	56,772
Total current liabilities	103,442	163,147

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2014	2015

Deferred government subsidy - non-current (including deferred government subsidy-non-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $63 and nil of March 31, 2014 and 2015, respectively)	63	—
Long term borrowings (including long term borrowings consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $1,865 and nil of March 31, 2014 and 2015, respectively)	1,865	—
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $2,929 and $6,670 of March 31, 2014 and 2015, respectively)	3,478	7,506
TOTAL LIABILITIES	$108,848	$170,653

Commitments and contingencies (Note 22)

Mezzanine equity
Series A convertible redeemable participating preferred shares ($ 0.01 par value; 1,094,668 and nil shares authorized issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $1,970 and nil as of March 31, 2014 and 2015, respectively)	6,496	—
Series B convertible redeemable participating preferred shares ($0.01 par value; 686,368 and nil shares authorized issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $2,162 and nil as of March 31, 2014 and 2015, respectively)	6,512	—
Series C1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $1,893 and nil as of March 31, 2014 and 2015, respectively)	5,700	—
Series C2 convertible redeemable participating preferred shares ($0.01 par value; 126,286 and nil shares authorized issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $568 and nil as of March 31, 2014 and 2015, respectively)	1,709	—
Series C3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of and $1,382 and nil as of March 31, 2014 and 2015, respectively)	4,157	—
Series D1 convertible redeemable participating preferred shares ($0.01 par value; 3,488,864 and nil shares authorized issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $10,083 and nil as of March 31, 2014 and 2015, respectively)	29,750	—
Series D2 convertible redeemable participating preferred shares ($0.01 par value; 2,072,624 and nil shares authorized issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $2,798 and nil as of March 31, 2014 and 2015, respectively)	11,300	—
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $22,056 and nil as of March 31, 2014 and 2015, respectively)	54,098	—
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,204,680 and nil shares authorized issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $93,639 and nil as of March 31, 2014 and 2015, respectively)	144,795	—

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2014	2015

Equity

iKang Healthcare Group, Inc. shareholders’ equity Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2014 and 2015, respectively, 4,599,674 and 33,556,439 issued and outstanding as of March 31, 2014 and 2015, respectively)	45	335
Class B common shares ($0.01 par value; 1,570,000 shares authorized as of March 31, 2014 and 2015, 1,570,000 and nil issued and outstanding as of March 31, 2014 and 2015, respectively)	16	—
Class C common shares ($0.01 par value; nil and 2,000,000 shares authorized as of March 31, 2014 and 2015, respectively, nil and 805,100 shares issued and outstanding as of March 31, 2014 and 2015, respectively)	—	8
Additional paid-in capital	1,342	419,862
Statutory reserve	5,005	8,399
Accumulated deficit	(137,129)	(113,410)
Accumulated other comprehensive income	3,764	3,936
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	(126,957)	319,130
Non-controlling interests	3,818	9,218
TOTAL (DEFICIT)/ EQUITY	(123,139)	328,348
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$250,226	$499,001

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2013	2014	2015

Net revenues	$133,871	$202,304	$290,781
Cost of revenues	71,079	106,405	154,943
Gross profit	62,792	95,899	135,838
Operating expenses:
Selling and marketing expenses	18,486	28,879	41,059
General and administrative expenses (including share-based compensation expenses of $2,273, $930 and $9,153 in 2013, 2014 and 2015, respectively)	23,447	32,053	52,331
Research and development expenses	1,270	1,603	1,401
Total operating expenses	43,203	62,535	94,791
Income from operations	19,589	33,364	41,047
Gain/(loss) from forward contracts	—	57	(8)
Interest expense	(1,106)	(1,331)	(2,466)
Interest income	100	93	699
Other income	—	—	883
Income before provision for income taxes and (loss)/gain from equity method investment	18,583	32,183	40,155
Income tax expenses	6,134	10,101	13,280
Income before (loss)/gain from equity method investment	12,449	22,082	26,875
(Loss)/gain from equity method investment	—	(156)	521
Net income	12,449	21,926	27,396
Less: Net income attributable to non-controlling interest	338	319	283
Net income attributable to iKang Healthcare Group, Inc.	12,111	21,607	27,113
Deemed dividend to preferred shareholders	84,306	20,436	100
Undistributed earnings allocated to preferred shareholders	2,818	7,310	201
Net (loss)/income attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	$(75,013)	$(6,139)	$26,812
Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(11.22)	$(0.97)	$0.82
Diluted	$(11.22)	$(0.97)	$0.79
Weighted average shares used in calculating net (loss) income per common share
Basic	6,683,678	6,340,005	32,884,357
Diluted	6,683,678	6,340,005	34,114,872

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2013	2014	2015

Net income	$12,449	$21,926	$27,396

Other comprehensive income/(loss):
foreign currency translation adjustment	568	(779)	196
Comprehensive income	13,017	21,147	27,592
Less: comprehensive income attributable to non-controlling interest	322	298	307
Comprehensive income attributable iKang Healthcare Group, Inc.	$12,695	$20,849	$27,285

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholder’s	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	deficit	income	equity/(deficit)	interest	equity/(deficit)
Balance at March 31, 2012	6,686,490	$67	$4,711	$971	$(61,899)	$3,938	$(52,212)	$708	$(51,504)
Provision for statutory reserve	—	—	—	1,296	(1,296)	—	—	—	—
Redesignation to Series F convertible redeemable preferred shares	(205,245)	(2)	(2,643)	—	—	—	(2,645)	—	(2,645)
Share-based compensation expenses	—	—	2,273	—	—	—	2,273	—	2,273
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	—	(84,306)	—	(84,306)	—	(84,306)
Net income	—	—	—	—	12,111	—	12,111	338	12,449
Foreign currency translation adjustment	—	—	—	—		584	584	(16)	568
Balance at March 31, 2013	6,481,245	$65	$4,341	$2,267	$(135,390)	$4,522	$(124,195)	$1,030	$(123,165)
Provision for statutory reserve	—	—	—	2,738	(2,738)	—	—	—	—
iKang Healthcare Group, Inc. one common share of $0.01 entered into a share swap agreement	1	—	—	—	—	—	—	—	—
Redesignation to Series F convertible redeemable participating preferred shares	(311,572)	(4)	(3,745)	—	—	—	(3,749)	—	(3,749)
Share-based compensation expenses	—	—	930	—	—	—	930	—	930
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	—	(172)	—	(172)	172	—
Addition of non-controlling interest in connection with establishment of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	—	—	—	—	—	82	82
Addition of non-controlling interest in connection with establishment of Changzhou iKang Guobin Clinic Co., Ltd.	—	—	—	—	—	—	—	732	732
Addition of non-controlling interest in connection with acquisition of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	1,690	1,690
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	—	—	(184)	—	—	—	(184)	(142)	(326)
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(44)	(44)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	—	(20,436)	—	(20,436)	—	(20,436)
Net income	—	—	—	—	21,607	—	21,607	319	21,926
Foreign currency translation adjustment						(758)	(758)	(21)	(779)
Balance at March 31, 2014	6,169,674	$61	$1,342	$5,005	$(137,129)	$3,764	$(126,957)	$3,818	$(123,139)
Provision for statutory reserve	—	—	—	3,394	(3,394)	—	—	—	—
Conversion of participating convertible redeemable preferred shares to common shares	20,781,515	208	264,301	—	—	—	264,509	—	264,509
Share-based compensation expenses	—	—	9,153	—	—	—	9,153	—	9,153
Issuance of common shares upon initial public offering, net of offering costs of $2,882	5,215,794	52	132,885	—	—	—	132,937	—	132,937
Issuance of common shares upon Green Shoe	514,556	5	13,394	—	—	—	13,399	—	13,399
Issuance of common shares in connection with exercise of options	80,000	1	821	—	—	—	822	—	822
Issuance of common shares in connection with share-based compensation arrangement	1,600,000	16	—	—	—	—	16	—	16
Addition of non-controlling interest in connection with acquisition of WA Centers HK Limited	—	—	—	—	—	—	—	3,388	3,388
Capital contribution of non-controlling interest holder of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	—	—	—	—	—	58	58
Capital contribution of non-controlling interest holder of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	(50)	—	—	—	(50)	50	—
Capital contribution of non-controlling interest holder of WA Centers HK Limited	—	—	(1,984)	—	—	—	(1,984)	1,984	—
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(387)	(387)
Net income	—	—	—	—	27,113	—	27,113	283	27,396
Foreign currency translation adjustment	—	—	—	—	—	172	172	24	196
Balance at March 31, 2015	34,361,539	$343	$419,862	$8,399	$(113,410)	$3,936	$319,130	$9,218	$328,348

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2013	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,449	$21,926	$27,396
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,710	10,759	19,912
Share-based compensation	2,273	930	9,153
Loss on disposal of property and equipment	475	163	1
Provision for doubtful account	1,800	1,100	3,758
Amortization of discount on payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	629	504	—
Loss/(gain) from equity method investment	—	156	(521)
Fair value change of previously held 33% equity interest of Shanghai Huajian Health Examination Management Co., Ltd.	—	—	(883)
Changes in assets and liabilities
Accounts receivable	(12,986)	(3,802)	(22,324)
Inventories	(97)	(459)	(698)
Prepaid expenses and other current assets	176	(1,193)	(5,300)
Amount due from a related party	(477)	—	—
Deferred tax assets	(1,081)	(1,232)	(2,147)
Rental deposit and other long-term assets	(1,429)	(1,485)	(2,253)
Accounts payable	1,864	(955)	6,115
Accrued expenses and other current liabilities	3,071	2,884	2,123
Income tax payable	528	3,824	1,129
Deferred revenues	1,589	1,774	6,546
Deferred government subsidy	(62)	(79)	(47)
Deferred tax liabilities	(118)	(512)	(863)

Net cash generated from operating activities	16,314	34,303	41,097

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(9,979)	(35,838)	(39,767)
Proceeds from disposal of property and equipment	94	13	—
Purchase of assets	—	—	(339)
Prepayments for business acquisition	—	—	(22,222)
Restricted cash	—	(18,429)	(36,232)
Term deposits	—	—	(14,621)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	—	(326)	—
Purchase of assets of Shenzhen Kefa Clinic Co., Ltd.	(135)	—	—
Payments for business acquisitions (net of cash acquired of $4, $2,749 and $1,270 for years ended March 31, 2013, 2014 and 2015, respectively)	(6,038)	(41,311)	(34,432)
Payment of loan receivable	—	—	(740)
Loan provided to related parties	—	(4,306)	—
Repayment of loan by a related party	—	3,483	1,291

Net cash used in investing activities	(16,058)	(96,714)	(147,062)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares	45,000	25,181	—
Proceeds from redesignation of convertible redeemable preferred shares	—	669	—
Proceeds from redesignation of Class A common shares	—	612	—
Proceeds from exercise of share options	—	—	824
Proceeds from issuance of common shares upon initial public offering	—	—	135,819
Proceeds from issuance of common shares upon Green Shoe	—	—	13,399
Capital contribution from non-controlling interest holder of Changzhou iKang Guobin Clinic Co., Ltd.	—	732	—
Capital contribution from non-controlling interest holder of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	58
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	—	(4,767)	(8,077)
Payments for business acquisitions	—	(3,010)	(1,329)
Payments for assets acquisitions	—	—	(32)
Payments of initial public offering cost	—	—	(3,574)
Dividend distribution to a non-controlling interest shareholder of MediFast (Hong Kong) Limited	—	—	(193)
Dividend distribution to non-controlling interest shareholder of Shanghai Guobin Medical Center Co., Ltd.	—	(44)	—
Payments for professional fees in connection of issuance of series F convertible preferred shares	—	(2,847)	—
Proceeds from convertible loan	2,000	—	—
Repayment of convertible loan	—	(2,000)	—
Proceeds from short-term borrowings	7,800	20,298	59,404
Proceeds from long-term borrowing	—	1,901	—
Repayments of short-term borrowings	(3,976)	(7,383)	(20,860)
Repayments of long-term borrowing	—	—	(1,869)

Net cash provided by financing activities	50,824	29,342	173,570

Effect of exchange rate on cash and cash equivalent	199	136	(490)

Net increase (decrease) in cash and cash equivalent	51,279	(32,933)	67,115
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,875	63,154	30,221

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$63,154	$30,221	$97,336

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

Supplemental cash flow information
Income tax paid	$6,850	$8,224	$13,678
Interest paid	$308	$1,068	$2,392
Supplemental non-cash financing and investing activities
Payable for purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	$(12,379)	$(8,049)	$—
Payable for business acquisitions	$(505)	$(3,628)	$(10,763)
Payable for assets acquisitions	$(32)	$—	$(1,032)
Payable for purchase of property and equipment	$(3,645)	$(8,568)	$(7,902)

The accompany notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

The Company, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing medical examination services, disease screening services, and other healthcare related services in the People’s Republic of China (the “PRC”).

As of March 31, 2015, details of the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries were as follows:

			Percentage of
	Later date of		beneficial interest
	incorporation/	Place of	by iKang
Names	acquisition	incorporation	Healthcare Group, Inc.	Principal activities

Subsidiaries:
iKang Guobin Healthcare Group, Inc.(“iKang Guobin”)	December 24, 2003	BVI	100%	Holding company
ShanghaiMed iKang, Inc. (“Beijing iKang”)	February 27, 2004	PRC	100%	Sales of healthcare service
Shanghai iKang Co., Ltd. (“Shanghai iKang”)	December 27, 2004	PRC	100%	Sales of healthcare service
iKang Zhejiang, Inc. (“iKang Zhejiang BVI”)	April 5, 2006	BVI	73%	Holding company
iKang HealthManagement (Zhejiang) Co., Ltd. (“Zhejiang iKang”)	July 11, 2006	PRC	73%	Sales of healthcare service
Bayley & Jackson (China) Medical Services Limited (“Bayley & Jackson (Hong Kong)”)	October 10, 2006	Hong Kong	100%	Holding company
Beijing Bayley & Jackson Clinic Co., Ltd. (“iKang Beijing Ritan”)	October 10, 2006	PRC	100%	Medical examinations & clinical services
Yuanhua Healthcare Limited (“Yuanhua HK”)	July 31, 2013	Hong Kong	100%	Holding company
MediFast (Hong Kong) Limited (“MediFast”)	January 14, 2014	Hong Kong	80%	Medical examinations & clinical services
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”)	July 31, 2013	PRC	100%	Sales of healthcare service
WA Centers HK Limited (“WA Health Care “)	March 3, 2015	Hong Kong	70%	Holding company
iKang(Shanghai) Financing Lease Co., Ltd. (“iKang(Shanghai) Financing Lease”)	December 19, 2014	PRC	100%	Lease services

VIEs:
iKang Healthcare Technology Group Co., Ltd. (formerly named as “Shanghai iKang Guobin Holding Co., Ltd.”) (“iKang Holding”)	April 27, 2007	PRC	100%	Holding company
Hangzhou iKang Guobin Clinic Co., Ltd. (“iKang Hangzhou Xixi”)	September 26, 2010	PRC	73%	Medical examinations
Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”)	July 31, 2013	PRC	100%	Holding company
Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”)	April 1, 2013	PRC	80%	Sales of healthcare service

VIEs’ subsidiaries:
iKang Guobin Healthcare Group Co., Ltd. (formerly named as “Beijing iKang Online Technology Co., Ltd.”) (“iKang Online”)	September 13, 2004	PRC	100%	Sales of healthcare service
Beijing iKang Medical Examination APP Co., Ltd. (formerly named as “Beijing iKang Guobin Health Technology Co., Ltd.”) (“iKang Technology”)	February 3, 2005	PRC	100%	Sales of healthcare service
Shenzhen iKang Co., Ltd. (“Shenzhen iKang”)	July 12, 2006	PRC	100%	Sales of healthcare service
Shanghai Yalong Daoyi Services Co., Ltd. (“Yalong Daoyi”)	December 20, 2006	PRC	100%	Sales of healthcare service
Guangzhou iKang Guobin Health Examination Co., Ltd. (“iKang Guangzhou Huanshi East/Tianhe”)	April 27, 2007	PRC	100%	Medical examinations
Shanghai Guobin Medical Center Co., Ltd. (“iKang Shanghai Xikang Road”)	April 27, 2007	PRC	100%	Medical examinations & clinical services
Shanghai Wangzu Guobin Medical Center Co., Ltd. (“iKang Shanghai Gubei”)	April 27, 2007	PRC	70%	Medical examinations
Shanghai iKang Guobin Mingmen Clinic Co., Ltd. (“iKang Shanghai Pudong Avenue”)	April 27, 2007	PRC	100%	Medical examinations
Shenzhen iKang Guobin Hospital Management Co., Ltd. (“Shenzhen Hospital Management”)	September 10, 2007	PRC	66%	Holding company
Shenzhen iKang Guobin Puji Clinic Co., Ltd. (formerly named as “Shenzhen Puji Clinic”) (“iKang Shenzhen Nanshan”)	September 10, 2007	PRC	66%	Medical examinations & clinical services
Beijing iKang Guobin Lidu Clinic Co., Ltd. (“iKang Beijing Lidu”)	December 3, 2007	PRC	100%	Medical examinations
Nanjing Joycome Clinic Co., Ltd. (“iKang Nanjing Xinjiekou”)	January 10, 2008	PRC	100%	Medical examinations

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Shenzhen iKang Guobin Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Clinic”) (“iKang Shenzhen Luohu”)	March 25, 2008	PRC	100%	Medical examinations
Beijing iKang Guobin Jianwai Clinic Co., Ltd. (“iKang Beijing Jianguomen”)	September 9, 2008	PRC	100%	Medical examinations
Beijing iKang Guobin Zhongguan Clinic Co., Ltd. (“iKang Beijing Zhongguancun”)	September 19, 2008	PRC	100%	Medical examinations
Beijing iKang Guobin Zhengqingyuan Clinic Co., Ltd. (“iKang Beijing Kunming Lake”)	December 1, 2008	PRC	100%	Medical examinations
Beijing iKang Guobin Jiuxianqiao Clinic Co., Ltd. (“iKang Beijing Yansha East”)	December 1, 2008	PRC	100%	Medical examinations
Shanghai iKang Guobin Renren Clinic Co., Ltd. (“iKang Shanghai Yangpu”)	December 9, 2008	PRC	100%	Medical examinations
Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (“iKang Chengdu Waishuangnan”)	January 15, 2009	PRC	100%	Medical examinations
Shanghai iKang Guobin Blue Cross Clinic Co., Ltd. (“iKang Shanghai Lujiazui”)	January 28, 2010	PRC	100%	Medical examinations
Shanghai Wenzhong Clinic Co., Ltd. (“Shanghai Wenzhong”)	February 12, 2010	PRC	71%	Medical examinations
Beijing iKang Guobin Clinic Co., Ltd. (“iKang Beijing Xuanwumen”)	August 5, 2010	PRC	100%	Medical examinations
Nanjing iKang Guobin Clinic Co., Ltd. (“iKang Nanjing Gulou”)	January 19, 2011	PRC	100%	Medical examinations
Shenzhen Xinglin Clinic Co., Ltd. (formerly named as “Shenzhen Xinglin Clinic”) (“iKang Shenzhen Futian”)	January 25, 2011	PRC	100%	Medical examinations
Fujian iKang Guobin Health Management Co., Ltd. (“Fujian iKang”)	April 1, 2011	PRC	71%	Sales of healthcare service
Fuzhou iKang Guobin General Clinic Co., Ltd. (“iKang Fuzhou Gulou”)	November 14, 2011	PRC	71%	Medical examinations
Beijing iKang Guobin Xinei Clinic Co., Ltd. (“iKang Beijing Xinei”)	January 30, 2012	PRC	100%	Medical examinations
Shanghai iKang Guobin Fukang Clinic Co., Ltd. (“Yan’an West Road”)	January 18, 2012	PRC	100%	Medical examinations
Shanghai iKang Guobin Zhonghuan Yipin Clinic Co., Ltd. (formerly named as “Shanghai Zhonghuan Yipin Clinic Co., Ltd.”) (“iKang Shanghai Zhonghuan”)	January 21, 2012	PRC	100%	Medical examinations
Shanghai iKang Guobin Yipin Clinic Co., Ltd. (formerly named as “Shanghai Yipin Clinic Co., Ltd.”) (“iKang Shanghai Jing’an”)	January 21, 2012	PRC	100%	Medical examinations
Shanghai iKang Guobin Waizhitan Clinic Co., Ltd. (“iKang Shanghai Yan’an East Road”)	May 29, 2012	PRC	100%	Medical examinations
Shanghai iKang Guobin Jianwei Clinic Co., Ltd. (formerly named as “Shanghai Jianwei Clinic Co., Ltd.”) (“iKang Shanghai Jianwei”)	August 17, 2012	PRC	100%	Medical examinations
Hangzhou iKang Guobin Wenhui Clinic Co., Ltd. (“iKang Hangzhou Wenhui”)	September 3, 2012	PRC	100%	Medical examinations
Tianjin Heping Aibin Clinic Co., Ltd. (“iKang Tianjin Heping”)	October 15, 2012	PRC	100%	Medical examinations
Suzhou iKang Guobin Clinic Co., Ltd. (formerly named as “Suzhou Aibin Clinic, Co., Ltd.”) (“iKang Suzhou”)	November 13, 2012	PRC	100%	Medical examinations
Changchun iKang Guobin Jiachang General Clinic Co., Ltd. (“iKang Changchun”)	November 5, 2012	PRC	100%	Medical examinations
Chengdu Jinjiang iKang Guobin Hongzhaobi Health Examination General Clinic Co., Ltd. (“iKang Chengdu Jinjiang”)	December 21, 2012	PRC	100%	Medical examinations
Chongqing Aibin Clinic Co., Ltd. (“iKang Chongqing”)	December 18, 2012	PRC	100%	Medical examinations
Guangzhou Wokang Medical Clinic (“iKang Guangzhou Wokang”)	December 3, 2012	PRC	100%	Medical examinations
Shenzhen iKang Guobin Kefa Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Kefa Clinic”) (“Shenzhen Kefa”)	March 26, 2013	PRC	100%	Medical examinations
Shanghai iKang Jianwei Health Management Co., Ltd. (“Shanghai Jianwei Management”)	September 6, 2013	PRC	90%	Sales of healthcare services
Shanghai Yuanhua Clinic Co., Ltd. (“Yuanhua Clinic”)	July 31, 2013	PRC	100%	Medical examinations
Nanjing iKang Jun’an Clinic Co., Ltd., (“iKang Nanjing Aoyang “)	September 1, 2013	PRC	100%	Medical examinations
Nanjing Aibin Health Information Consultancy Co., Ltd. (“Nanjing Aoyang Shunkang”)	September 1, 2013	PRC	100%	Sales of healthcare service
Jiangyin iKang Guobin Clinic Co., Ltd. (“iKang Jiangyin”)	December 16, 2013	PRC	100%	Medical examinations
Zhejiang Huzhou Ailikang Investment Management Co., Ltd. (“Zhejiang Ailikang”)	December 31, 2013	PRC	100%	Sales of healthcare services
Hangzhou iKang Jun’an Clinic Co., Ltd. (formerly named as “Hangzhou Aibo Huagang Clinic Co. Ltd.”) (“Hangzhou Aibo”)	December 31, 2013	PRC	100%	Medical examinations
Beijing iKang Jun’an Clinic Co., Ltd. (“iKang Beijing Jun’an”)	November 28, 2013	PRC	100%	Medical examinations & clinical services
Beijing iKang Guobin Yayun Clinic Co., Ltd. (“iKang Beijing Yayun”)	December 5, 2013	PRC	100%	Medical examinations
Changzhou iKang Guobin Clinic Co., Ltd. (“iKang Changzhou”)	March 14, 2014	PRC	63%	Medical examinations
Beijing iKang Guobin Baishi Clinic Co., Ltd. (“iKang Beijing Baishi”)	April 16, 2014	PRC	100%	Medical examinations
Chengdu Gaoxin iKang Guobin Chengnan Clinic Co., Ltd. (“Chengdu Gaoxin iKang West City”)	May 22, 2014	PRC	100%	Medical examinations
iKang Dental Hospital Management Co., Ltd. (“iKang Dental Hospital Management”)	August 13, 2014	PRC	100%	Management of dental services
Beijing iKang Guobin Wanzhishou Clinic Co., Ltd. (“iKang Beijing Wanzhishou”)	August 21, 2014	PRC	100%	Medical examinations
Shanghai Huajian Health Examination Management Co., Ltd. (“Shanghai Huajian Management”)	July 1, 2014	PRC	100%	Medical examinations
Shanghai Huajian Clinic Co., Ltd.(“Shanghai Huajian”)	July 1, 2014	PRC	100%	Medical examinations

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Shanghai Jinxiu Huajian Clinic Co., Ltd.(“Shanghai Jinxiu Huajian”)	July 1, 2014	PRC	100%	Medical examinations
Shanghai Jinshen Huajian Clinic Co., Ltd.(“Shanghai Jinshen Huajian”)	July 1, 2014	PRC	100%	Medical examinations
Shenyang iKang Guobin Hospital(“iKang Shenyang Hospital”)	November 14, 2014	PRC	100%	Medical examinations
Shenyang iKang Guobin Ningshan Hospital Co., Ltd. (“iKang Shenyang Ningshan Hospital”)	November 19, 2014	PRC	100%	Medical examinations
Shenyang Golden iKang Guobin Hospital Co., Ltd. (“Gold iKang Shenyang Hospital”)	December 19, 2014	PRC	100%	Medical examinations
Tianjin Hedong District iKang Guobin Dongrun Clinic Co., Ltd. (“iKang Tianjin Hedong Dongrun”)	February 17, 2015	PRC	100%	Medical examinations
Tianjin Hexi District iKang Guobin Fenghui Clinic Co., Ltd. (“iKang Tianjin Hexi Fenghui”)	February 17, 2015	PRC	100%	Medical examinations
Wuxi Woshi Hongtai Biotechnology Co., Ltd. (“Wuxi Woshi Hongtai”)	March 3, 2015	PRC	70%	Holding company
Beijing Woshi Hongtai Investment Management Consultancy Co., Ltd. (“Beijing Woshi Hongtai”)	March 3, 2015	PRC	70%	Sales of healthcare services
Beijing Zhenjing Clinic Co., Ltd.(“Beijing Zhenjing”)	March 3, 2015	PRC	70%	Medical examinations & clinical services
Shanghai Zhenjing Hospital Management Co., Ltd. (“Shanghai Zhenjing Hospital Management”)	March 3, 2015	PRC	70%	Sales of healthcare services
Shanghai Zhenjing Clinic Co., Ltd. (“Shanghai Zhenjing”)	March 3, 2015	PRC	70%	Medical examinations & clinical services

The VIE arrangements

Before January 31, 2012, PRC regulations limited business entities with direct foreign ownership of more than 70% to provide certain healthcare services in the PRC. To comply with related PRC regulations, the Company conducted the majority of its businesses through Beijing iKang and Zhejiang iKang, subsidiaries of the Group, and iKang Holding, iKang Holding’s subsidiaries and iKang Hangzhou Xixi, which are VIEs and VIEs’ subsidiaries (“VIE entities”) of the Company. Beijing iKang and Zhejiang iKang entered into a series of contractual arrangements with the VIEs and their shareholders, and through those contractual arrangements, as described below, the Company obtained the control and the right to substantially all of economic benefits of the VIE entities.

In July 2013, iKang acquired 100% of Yuanhua, including Yuanhua BVI, Yuanhua WFOE, a variable interest entity, Yuanhua Information and Yuanhua Clinic, which provide medical examination related services in China. Yuanhua WFOE entered into a series of contractual arrangements with Yuanhua Information and Mr. Haiqing Hu and Mr. Lei Zhao through which Yuanhua WFOE gained effective control over the operation of Yuanhua Information and is able to receive substantially all the economic benefits of Yuanhua Information.

In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operation of Beijing Jiandatong and is able to receive substantially all the economic benefits of Beijing Jiandatong.

Starting from January 31, 2012, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing healthcare services in the PRC; however, in order to operate under a foreign-invested enterprise, the Group needs to reapply for the licenses or permits required for conducting such business from the Ministry of Health and Ministry of Commerce, because currently most licenses of the Group to conduct healthcare services are held by PRC entities. As of March 31, 2015, the Group has not yet applied for such licenses or permits.  Therefore the Group still operates through its VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Beijing iKang, Zhejiang iKang and Yuanhua WFOE have entered into the following contractual arrangements with iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong, Yuanhua Information and the shareholders of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE entities, and (2) receive the economic benefits of the VIE entities that could be significant to the VIE entities. Accordingly, the Company is considered the primary beneficiary of the VIE entities and has consolidated the VIE entities’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE entities, the Company believes the Company’s rights under the terms of the Exclusive Equity Option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the Exclusive Equity Option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive equity option agreement. The Company’s rights under the Exclusive Equity Option agreement give the Company the power to control the shareholders of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information and thus the power to direct the activities that most significantly impact the VIE entities economic performance. In addition, the Company’s rights under the Power of Attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE entities’ economic performance. The Company also believes that this ability to exercise control ensures that the VIE entities will continue to execute and renew the Exclusive Service agreement and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE entities.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that provide the Company effective control over the VIE entities - continued

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

(2)                                 Equity Interest Pledge Agreement: Shareholders of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information have pledged all of their equity interests in VIE entities with Beijing iKang, Zhejiang iKang and Yuanhua WFOE and Beijing iKang, Zhejiang iKang and Yuanhua WFOE are entitled to the rights to sell the pledged equity interests if the VIE entities or the shareholders default in their obligations.  The term of the pledge agreement is as long as the service agreement; and it can be terminated when the service agreement is terminated.

Through these contractual agreements, the Company has the ability to effectively control the VIE entities and is also able to receive substantially all the economic benefits of the VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure

The Company believes that WFOE’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  The shareholders of iKang Holding are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIE entities also depends on the power of attorney Beijing iKang, Zhejiang iKang and Yuanhua WFOE have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business.  In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE entities or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE entities.  The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Beijing iKang, Zhejiang iKang, Yuanhua WFOE or the VIEs.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

(5)                                 Mr. Ligang Zhang and Mr. Boquan He are shareholders of the Company, who held 25.6% and 14.8% voting interest of the Company as of March 31, 2015, respectively. They own the equity interests in iKang Holding and iKang Hangzhou Xixi. Other than Mr. Ligang Zhang and Mr. Boquan He, none of the Company’s shareholders owns equity interests in iKang Holding and iKang Hangzhou Xixi.

The two shareholders of iKang Holding are directors and shareholders of the Company.  One of them is the Company’s CEO, and the managing director of the VIEs.  Therefore they have no current interest in seeking to act contrary to the contractual arrangements.  The interests of the VIEs’ shareholders may differ from the interests of the Company as a whole.  The Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor.  Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs’ may encounter in their capacity as the beneficial owners and director of the VIE entities, on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand.  The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive equity option agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIEs should they act to the detriment of the Company.  The Company relies on the VIEs’ shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and BVI and act in the best interest of the Company.  If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIEs’ shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of and for the years ended March 31(after inter-company elimination):

	As of March 31,
	2014	2015

Cash and cash equivalents	$11,326	$22,870
Account receivable and other current assets	54,508	94,658
Total current assets	65,834	117,528
Property and equipment, net	60,325	101,237
Acquired intangible assets, net	14,070	29,081
Other noncurrent assets	38,466	41,562
Total non-current assets	112,861	171,880
Total assets	178,695	289,408
Deferred revenues	22,234	31,786
Account payable and other current liabilities	62,837	113,250
Total current liabilities	85,071	145,036
Total non-current liabilities	4,857	6,670
Total liabilities	$89,928	$151,706

	For the years ended March 31,
	2013	2014	2015

Net revenues	$113,506	$170,226	$248,202
Net income	$11,728	$20,948	$35,643

	For the years ended March 31,
	2013	2014	2015

Net cash provided by operating activities	$14,978	$16,927	$76,495
Net cash used in investing activities	$(15,944)	$(29,649)	$(91,833)
Net cash provided by financing activities	$3,824	$10,740	$26,882

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The VIE entities contributed an aggregate of 84.8%, 84.1% and 85.4% of the consolidated net revenues for the years ended March 31, 2013, 2014 and 2015, respectively. The Company’s operations not conducted through contractual arrangements with the VIE entities primarily consist of its high end health check services. As of the fiscal years ended March 31, 2014 and 2015, the VIE entities accounted for an aggregate of 71.4% and 58.0%, respectively, of the consolidated total assets, and 82.6% and 88.9%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, accounts receivable and prepaid expenses and other current assets.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE entities. However, if the VIE entities ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE entities through loans to the shareholders of the VIEs or entrustment loans to the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of iKang Guobin Healthcare Group Inc., its subsidiaries, its VIEs and its VIEs’ subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, the useful lives and impairment of property and equipment, the useful lives and impairment of intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, share-based compensation and fair value of the common shares, convertible redeemable preferred shares and forward contracts.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash

Restricted cash mainly consists of the cash deposit denominated in U.S. dollar in overseas accounts used to collateralize the locally borrowings in China to meet Group’s RMB funding needs, which is primarily to purchase property and equipment within China.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, forward contracts, equity method investment, cost method investment, amount due from related parties, accounts payable, amount due to related parties, short-term borrowing and long-term borrowing.

The carrying values of cash and cash equivalents, restricted cash, term deposits, accounts receivable, accounts payable, amounts due from related parties, and short-term borrowings approximate their fair values due to short-term maturities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

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

Fair value measurements

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

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value measurements - continued

The Group measures certain assets, including long-term investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

Fair value of financial instruments is discussed in Note 18.

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

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents of the Group included aggregate amounts of $15,853 and $30,172 at March 31, 2014 and 2015, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.  The Group places their cash with financial institutions with high-credit ratings and quality.  The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

No customer accounted for 10% or more of total revenues for the years ended March 31, 2013, 2014 and 2015.  No customer accounted for 10% or more of accounts receivable as of March 31, 2014 and 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories are medical consumables and are stated at the lower of cost or market value.  Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories.  The Group did not record a write-down of inventories for the years ended March 31, 2013, 2014 and 2015.

Equity method investment

The investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “loss/(gain) from equity method investment” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the years ended March 31, 2013, 2014 and 2015.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

	Weighted average (years)	range (years)

Customer relationship	5.9	2.1~10.0
Non-compete agreement	3.0	2.0~3.0
Contract backlog	0.7	0.4~0.9
Operating license	2.9	0.3~5.0
Favorable lease contract	7.1	2.8~9.8

The weighted average estimated average useful life of the intangible assets with determinable lives is 5.6 years.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets and intangible assets with definite life - continued

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

Goodwill represents the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired in business combinations. Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually or more frequently if events and circumstances indicate that they might be impaired.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

The Group did not incur any impairment loss on goodwill for the years ended March 31, 2013, 2014 and 2015.

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

Revenue recognition

Revenue is stated net of business tax.  The Group’s PRC subsidiaries and VIE entities are subject to a 5% business tax and related surcharges on the revenues earned from providing services and selling products in the PRC.  Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws.  The Group recognized $1,576, $2,084, and $2,156 business tax for the years ended March 31, 2013, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

The Group also provides packages of bundled services principally comprising combinations of medical examination, disease screening, health consultation and medical concierge services to its corporate customers, which normally expire within one year from the date of purchase and does not include right of return.  The Group allocates revenues from the sale of bundled services to each component using the relative selling price of each component based on the Group’s best estimate.  Revenue recognition criteria for components included in the bundled services is identical to as if the components are sold on a standalone basis.

The Group recognizes revenue from dental services when the service is rendered and the service fee is collectable.

Value added tax (“VAT”)

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries became subject to VAT at the rate of 3% on certain service revenues which were previously subject to business tax.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Non-monetary exchange

The Group occasionally exchanges medical examination services with advertising agencies for advertising credits. The amount of deferred revenues and prepaid expenses is based on the fair value of the medical examination services surrendered which approximates the price the Group offers to the individual customers and is more readily determinable. The amounts of revenues recognized for non-monetary transactions were $972, $706 and $571 for the years ended March 31, 2013, 2014 and 2015, respectively. Direct costs attributable to the revenues have been immaterial.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, includes but not limited to salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation and amortization expenses associated with the research and development activities.  The Group’s research and development activities primarily consist of the research and development of its information technology platform. Research and development expenses are expensed when incurred.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2013, 2014 or 2015, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

Diluted earnings per common share reflect the potential dilution that could occur if securities were exercised or converted into common shares.  The Group had convertible redeemable preferred shares, and stock options, which could potentially dilute basic earnings per share.  To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

The Group’s entities with functional currency of RMB translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

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

Newly adopted accounting pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change. An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In February 2015, the FASB issued a new pronouncement which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities. In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification (“Codification”) and improves current GAAP by:

•              Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

•              Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

•              Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In April 2015, the FASB issued a new pronouncement which changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU specifies that “debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of that note” and that “amortization of debt issuance costs also shall be reported as interest expense.” The ASU’s Basis for Conclusions observes that in practice, debt issuance costs incurred before the associated funding is received (i.e., before the issuance of the debt liability) are deferred on the balance sheet until that debt liability amount is recorded.

The amendments do not affect the current guidance on the recognition and measurement of debt issuance costs. For example, the costs of issuing convertible debt would not change the calculation of the intrinsic value of an embedded conversion option that represents a beneficial conversion feature under ASC 470-20-30-13. Thus, entities may still need to track debt issuance costs separately from a debt discount.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  Earlier adoption is permitted.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability). The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In May 2015, the FASB issued a pronouncement which provides amendments on the disclosure for fair value measured investments in certain entities that calculate net asset value per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments apply to reporting entities that elect to measure the fair value of an investment within the scope of paragraphs 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-10-35-59.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

3.             ACQUISITIONS

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
		useful lives
Net tangible assets:
Current assets	$39
Non-current assets	463
Deferred tax assets	274

Total	776

Intangible assets acquired:
Customer relationship	71	5.3 years
Operating license	32	1.4 years
Goodwill	396
Deferred tax liability	(26)

Total	473

Total consideration	$1,249

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(1)           Acquisition of iKang Shanghai Jianwei - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shanghai Jianwei have been included in the Group’s consolidated financial statements since the date of acquisition.  iKang Shanghai Jianwei contributed net revenue of $300, $1,122 and $3,116, and net loss of $647 and $773 and net income of $527 to the Group’s consolidated statements of operations in the years ended March 31, 2013, 2014 and 2015, respectively.

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
		useful lives
Net tangible assets:
Current assets	$5
Non-current assets	307

Total	312

Intangible assets acquired:
Customer relationship	165	6.1 years
Favorable lease contract	21	5.1 years
Operating license	48	2.5 years
Goodwill	427
Deferred tax liability	(58)

Total	603

Total consideration	$915

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(2)           Acquisition of iKang Changchun - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Changchun have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Changchun contributed net revenue of $25, $593 and $996, and net loss of $301, $832 and $384 to the Group’s consolidated statements of operations in the years ended March 31, 2013, 2014 and 2015, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(3)           Acquisition of iKang Guangzhou Wokang - continued

		Estimated
		useful lives
Net tangible assets:
Current assets	$117
Non-current assets	550
Current liabilities	(44)

Total	623

Intangible assets acquired:
Customer relationship	175	6.0 years
Favorable lease contract	1,074	9.8 years
Operating license	48	3.1 years
Goodwill	1,390
Deferred tax liability	(324)

Total	2,363

Total consideration	$2,986

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Guangzhou Wokang have been included in the Group’s consolidated financial statements since the date of acquisition.  iKang Guangzhou Wokang contributed net revenue of $7, $2,737 and $ 4,184, and net loss of $273 and net income of $964 and $1,364 to the Group’s consolidated statements of operations in the years ended March 31, 2013, 2014 and 2015, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

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

		Estimated
		useful lives
Net tangible assets:
Current assets	$8,059
Non-current assets	1,150
Deferred tax assets	371
Current liabilities	(6,060)

Total	3,520

Intangible assets acquired:
Trade name	4,830
Customer relationship	6,307	5.0-7.4 years
Operating license	49	2.3 years
Contract backlog	49	0.9 years
Goodwill	15,654
Deferred tax liability	(2,809)

Total	24,080

Total consideration	$27,600

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(4)           Acquisition of Yuanhua BVI, Yuanhua WFOE, Yuanhua information and Yuanhua Clinic (collectively, “Yuanhua”) - continued

The operating results of the acquired business of Yuanhua have been included in the Group’s consolidated financial statements since the date of acquisition. Yuanhua contributed net revenue of $10,091 and $15,757, and net loss of $1,023 and net income of $423 to the Group’s consolidated statements of operations in the years ended March 31, 2014 and 2015, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(5)           Acquisition of Nanjing Aoyang TCM Clinic Co., Ltd. and Nanjing Aoyang Shunkang Health Information Consultancy Co., Ltd. (collectively, “Nanjing Aoyang”) - continued

The operating results of the acquired business of Nanjing Aoyang have been included in the Group’s consolidated financial statements since the date of acquisition. Nanjing Aoyang contributed net revenue of $218 and $318, and net loss of $1,145 and $1,645 to the Group’s consolidated statements of operations in the years ended March 31, 2014 and 2015, respectively.

(6)           Acquisition of Zhejiang Huzhou Ailikang Investment Management Co. Ltd. (“Zhejiang Ailikang”)

On December 31, 2013, the Group acquired 100% equity interest of Zhejiang Ailikang, which holds 100% equity of Hangzhou Aibo Huagang Clinic Co. Ltd., a company providing medical examination service, for cash consideration of $1,663. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Current assets	$2
Non-current assets	576
Current liabilities	(818)

Total	(240)

Intangible assets acquired:
Favorable lease contract	283	5.3 years
Operating license	83	2.7 years
Goodwill	1,628
Deferred tax liability	(91)

Total	1,903

Total consideration	$1,663

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(6)           Acquisition of Zhejiang Huzhou Ailikang Investment Management Co. Ltd. (“Zhejiang Ailikang”) - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Zhejiang Ailikang have been included in the Group’s consolidated financial statements since the date of acquisition. Zhejiang Ailikang contributed net revenue of nil and $2, and net loss of $158 and $321 to the Group’s consolidated statements of operations in the years ended March 31, 2014 and 2015, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(7)           Acquisition of MediFast - continued

		Estimated
		useful lives
Net tangible assets:
Current assets	$1,944
Non-current assets	927
Current liabilities	(1,431)

Total	(1,440)

Intangible assets acquired:
Customer relationship	2,825	5.0-10.0 years
Non-compete agreement	451	3.0 years
Trade-name	374	Indefinite
Goodwill	5,332
Deferred tax liability	(619)

Total	8,363

Non-controlling interest	(1,690)

Total consideration	$8,113

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of MediFast have been included in the Group’s consolidated financial statements since the date of acquisition.  MediFast contributed net revenue of $2,570 and $12,563, and net income of $328 and $486 to the Group’s consolidated statements of operations in the years ended March 31, 2014 and 2015, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(8)           Acquisition of Shanghai Huajian Management

The Group purchased 33% equity interest of Shanghai Huajian Management from an individual shareholder in January 2014 with a consideration of $6,376.

Subsequently, the Group signed agreements with two other shareholders of Shanghai Huajian Management to acquire the remaining 37% and 30% of Shanghai Huajian Management for cash considerations of $7,484 and $5,382 in May and June 2014 respectively. The acquisition of the above 67% equity interest of Shanghai Huajian Management was completed on July 1, 2014. Additionally, iKang granted 300,000 options to one of the former shareholders of Shanghai Huajian Management on August 1, 2014 pursuant to an agreement entered into on December 30, 2013. The exercise price for the option is $16.18 per share (or equivalent to $8.09 per ADS). The grant of the options was considered by management to be additional purchase consideration for Shanghai Huajian Management with a fair value of $7,202.

On July 1, 2014, iKang obtained control of Shanghai Huajian Management. At the date of the acquisition, iKang’s existing 33% equity interest in Shanghai Huajian Management was remeasured to its fair value of $7,661, resulting in a gain of $883 recognized in the year ended March 31, 2015.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Current assets	$4,738
Non-current assets	5,673
Current liabilities	(5,413)

Total	4,998

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(8)           Acquisition of Shanghai Huajian Management - continued

		Estimated
		useful lives
Intangible assets acquired:
Customer relationship	7,339	5.5 years
Trade name	4,371	Indefinite
Operating license	97	3.0 years
Goodwill	14,032
Deferred tax liability	(3,108)

Total	22,731

Total fair value of business acquired	$27,729

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Shanghai Huajian Management have been included in the Group’s consolidated financial statements since the date of acquisition.  Shanghai Huajian Management contributed net revenue of $10,772, and net loss of $676 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

(9)           Acquisition of iKang Shenyang Hospital

On November 14, 2014, the Group acquired 100% equity interest of iKang Shenyang Hospital, which provides medical examination services with cash consideration of $1,636. Acquisition-related costs were nil.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(9)           Acquisition of iKang Shenyang Hospital - continued

		Estimated
		useful life
Net tangible assets:
Non-current assets	$645

Total	645

Intangible assets acquired:
Operating license	110	4.0 years
Goodwill	982
Deferred tax liability	(101)

Total	991

Total consideration	$1,636

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shenyang Hospital have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Shenyang Hospital contributed net revenue of $469, and net loss of $392 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(10)         Acquisition of iKang Shenyang Ningshan Hospital

On November 19, 2014, the Group acquired 100% equity interest of iKang Shenyang Ningshan Hospital, which provides medical examination services with cash consideration of $1,628. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Non-current assets	$7

Total	7

Intangible assets acquired:
Favorable lease contract	554	2.8 years
Operating license	109	5.0 years
Goodwill	1,124
Deferred tax liability	(166)

Total	1,621

Total consideration	$1,628

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shenyang Ningshan Hospital have been included in the Group’s consolidated financial statements since the date of acquisition.  iKang Shenyang Ningshan Hospital contributed net revenue of $144, and net loss of $124 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(11)         Acquisition of Gold iKang Shenyang Hospital

On December 19, 2014, the Group acquired 100% equity interest of Gold iKang Shenyang Hospital, which provides medical examination related services with cash consideration of $6,447. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Non-current assets	$2,832

Current liabilities	(55)

Total	2,777

Intangible assets acquired:
Customer relationship	210	5.0 years
Operating license	64	2.5 years
Goodwill	3,464
Deferred tax liability	(68)

Total	3,670

Total consideration	$6,447

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Gold iKang Shenyang Hospital have been included in the Group’s consolidated financial statements since the date of acquisition. Gold iKang Shenyang Hospital contributed net revenue of $44, and net loss of $475 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(12)         Acquisition of iKang Tianjin Hedong Dongrun

On February 17, 2015, the Group acquired 100% equity interest of iKang Tianjin Hedong Dongrun, which provides medical examination services with cash consideration of $3,032. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Current assets	$141
Non-current assets	634
Current liabilities	(90)

Total	685

Intangible assets acquired:
Customer relationship	479	5.0 years
Operating license	48	1.4 years
Goodwill	2,099
Deferred tax liability	(279)

Total	2,347

Total consideration	$3,032

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Tianjin Hedong Dongrun have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Tianjin Hedong Dongrun contributed net revenue of $30, and net loss of $47 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(13)                          Acquisition of iKang Tianjin Hexi Fenghui

On February 17, 2015, the Group acquired 100% equity interest of iKang Tianjin Hexi Fenghui, a company providing medical examination services, for cash consideration of $2,073. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Current assets	$133
Non-current assets	356
Current liabilities	(3)

Total	486

Intangible assets acquired:
Customer relationship	415	5.0 years
Operating license	64	1.9 years
Goodwill	1,228
Deferred tax liability	(120)

Total	1,587

Total consideration	$2,073

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Tianjin Hexi Fenghui have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Tianjin Hexi Fenghui contributed net revenue of $59, and net loss of $73 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(14)                          Acquisition of WA Health Care

On March 3, 2015, the Group acquired 70% equity interest of WA Health Care, which provides high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing, with cash consideration of $9,934.  Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Current assets	$1,413
Non-current assets	5,459
Current liabilities	(3,006)

Total	3,866

Intangible assets acquired:
Customer relationship	2,472	3.0 years
Operating license	80	1.9-2.8 years
Goodwill	7,570
Deferred tax liability	(666)

Total	9,456

Non-controlling interest	(3,388)

Total consideration	$9,934

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of WA Health Care have been included in the Group’s consolidated financial statements since the date of acquisition.  WA Health Care contributed net revenue of $494, and net loss of $203 to the Group’s consolidated statements of operations in the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(15)                          Pro forma information

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2013 and 2014 assuming that the acquisitions of iKang Shanghai Jianwei, iKang Changchun, iKang Guangzhou Wokang, Yuanhua, Nanjing Aoyang, Zhejiang Ailikang and MediFast occurred as of April 1, 2012. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2013	2014
	(Unaudited)	(Unaudited)

Pro forma net revenue	$161,447	$215,104
Pro forma net income attributable to common shareholders of iKang Healthcare Group, Inc.	$12,818	$21,110

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2014 and 2015 assuming that the acquisitions of Yuanhua, Nanjing Aoyang, Zhejiang Ailikang, MediFast, Shanghai Huajian Management, iKang Shenyang Hospital, iKang Shenyang Ningshan Hospital, Gold iKang Shenyang Hospital, iKang Tianjin Hedong Dongrun, iKang Tianjin Hexi Fenghui and WA Health Care occurred as of April 1, 2013. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2014	2015
	(Unaudited)	(Unaudited)

Pro forma net revenue	$238,706	$305,493
Pro forma net income attributable to common shareholders of iKang Healthcare Group, Inc.	$18,387	$25,299

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

3.             ACQUISITIONS - continued

(16)                          Acquisition of Assets

On March 26, 2013, the Group acquired the operating license of iKang Shenzhen Kefa with a cash consideration of $167.

On September 22, 2014, the Group acquired the operating license of Foshan iKang Guobin Clinic Co., Ltd. with a cash consideration of $242.

On October 15, 2014, the Group acquired the operating license of Suzhou Aoyang Clinic Co., Ltd. (“Suzhou Aoyang”) with a cash consideration of $1,129.

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31,
	2014	2015

Accounts receivable	$41,949	$67,705
Less: allowance for doubtful accounts	4,330	8,055

Accounts receivable, net	$37,619	$59,650

Movement of allowance for doubtful accounts is as follows:

	As of March 31,
	2013	2014	2015

Balance at beginning of year	$1,561	$3,272	$4,330
Charge to expenses	1,800	1,100	3,758
Write off	(132)	(97)	(42)
Exchange difference	43	55	9

Balance at end of year	$3,272	$4,330	$8,055

The Group decides to write off a receivable and the corresponding provision when it determines that certain events indicate that there is no chance that an account receivable can be collected, such as liquidation of a customer or termination of cooperation.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

5.                                      INVENTORIES

Inventories consist of the following:

	As of March 31,
	2014	2015

Medical consumable	$1,693	$2,661

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2014	2015

Prepaid acquisition fees(1)	$1,705	$22,215
Advance to suppliers(2)	9,022	9,150
Staff advance	2,141	5,261
Prepaid rental expenses	2,226	3,724
Prepaid expenses(3)	792	3,327
Other receivable	587	316
Interest income receivable	—	38
Deferred IPO cost	3,482	—
Change in fair value of the forward contracts(4)	57	—
	$20,012	$44,031

(1)                                Prepaid acquisition fees represent advance payments for acquisitions.

(2)                                Advance to suppliers represents advance payment to suppliers to purchase medical equipment and consumables.

(3)                                 Prepaid expenses mainly consist of amounts paid for professional fees and advertisement fees for which relating services have not been provided.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

6.             PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(4)                                 The Bayley & Jackson (Hong Kong) entered into two foreign currency exchange forward contracts with Bank of East Asia (“BEA”) in June and July 2013, respectively. Pursuant to those contracts, Bayley & Jackson (Hong Kong) bought two buy RMB20,000,000, sell USD foreign exchange forward contracts using the quoted exchange rates at 6.2825 and 6.2620, respectively. The Group carries the forward contracts at fair value in its balance sheet and the changes in the exchange forward contracts fair value during the each period end are recorded in the statement of the operations. The Group carries the forward contracts as assets at fair value at March 31, 2014. The Group measures the fair value of the forward contracts on a recurring basis based on a level 2 measure, i.e. the Group uses the market exchange rate to assess the fair value of the forward contracts and recognizes the changes in fair value attributable to the difference between the market exchange rate and contractual exchange rate in change in fair value of the forward contracts. For the year ended March 31, 2014 and 2015, the Group recorded a gain of $57 and a loss of $8 in change in fair value of the forward contracts, respectively. The forward contracts were settled in June 2014.

7.                                      EQUITY-METHOD INVESTMENTS

The carrying amount of Company’s equity method investments was $6,220 and nil as of March 31, 2014 and 2015, respectively.

In January 2014, the Group acquired 33% equity interest of Shanghai Huajian Management from an individual shareholder with an aggregate price of $6,376.

Subsequently, the Group signed agreements with other two shareholders of Shanghai Huajian Management to acquire the remaining 37% and 30% equity interest of Shanghai Huajian Management in May and June, 2014 respectively. On July 1, 2014, the acquisition of the above 67% equity interest of Shanghai Huajian Management was completed, and the acquisition was accounted for as a business combination using the acquisition method of accounting.  This acquisition is discussed in Note 3 (8).

The Group shared loss of nil and $156 from its equity method investment during the years ended March 31, 2013 and 2014, respectively, and shared gain of $521 during the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

8.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2014	2015

Medical equipment	$46,275	$77,095
Leasehold improvements	33,807	55,242
Computer equipment and application software	7,815	11,734
Furniture and fixtures	5,329	8,380
Motor vehicles	732	944
Construction in progress	8,560	4,936

Less: accumulated depreciation and amortization	38,874	53,309
	$63,644	$105,022

Depreciation expenses charged to the consolidated statement of operations for the years ended March 31, 2013, 2014 and 2015 were $7,112, $8,874 and $14,691, respectively.

9.                                      ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of March 31,
	2014	2015

Acquired intangible assets not subject to amortization
Trade-name	$7,212	$11,603
Acquired intangible assets subject to amortization
Customer relationship	12,303	23,286
Operating license	2,161	4,566
Favorable lease contract	1,372	1,925
Contract backlog	88	88
Non-compete agreement	454	454

Less: accumulated amortization
Customer relationship	4,059	8,163
Operating license	1,289	1,988
Favorable lease contract	169	433
Contract backlog	80	88
Non-compete agreement	37	189
Less: impairment	426	427

Intangible assets, net	$17,530	$30,634

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

9.                                      ACQUIRED INTANGIBLE ASSETS, NET - continued

Amortization expenses for the years ended March 31, 2013, 2014 and 2015 were $598, $1,885 and $5,221, respectively.  Amortization expenses for the years ending March 31, 2016, 2017, 2018, 2019, 2020 and thereafter would be $6,345, $4,901, $3,150, $1,813, $1,265 and $1,557, respectively. No impairment loss was recognized on acquired intangible assets during the years ended March 31, 2013, 2014 and 2015.

10.                               GOODWILL

The changes in carrying amounts of goodwill for the years ended March 31, 2014 and 2015 were as follows:

	As of March 31,
	2014	2015

Gross amount:
Beginning balance	$43,503	$66,936
Additions for the year by acquisitions of
Shanghai Huajian Management	—	14,032
iKang Shenyang Hospital	—	982
iKang Shenyang Ningshan Hospital	—	1,124
Gold iKang Shenyang Hospital	—	3,464
iKang Tianjin Hedong Dongrun	—	2,099
iKang Tianjin Hexi Fenghui	—	1,228
WA Health Care	—	7,570
Nanjing Aoyang	731	—
Yuanhua	15,654	—
Shanghai Jianwei Management	572	—
Zhejiang Ailikang	1,628	—
MediFast	5,332	—
Exchange difference	(484)	200

Ending balance	66,936	97,635

Accumulated impairment loss:
Beginning balance	25,712	25,524
Exchange difference	(188)	10

Ending balance	25,524	25,534

Goodwill	$41,412	$72,101

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2014	2015

Acquisitions consideration payable (1)	$3,628	$11,795
Accrued payroll and welfare	4,231	8,750
Accrued rental expense	4,944	5,737
Other payables	2,591	4,350
Other taxes payable	2,254	2,788
Accrued social insurance	2,368	2,557
Accrued outsourcing cost	1,909	519
Dividend payable (2)	—	194
Interest expense payable	27	100
Accrued IPO expenses	2,268	—
Accrued professional fees	55	—
	$24,275	$36,790

(1)         Acquisitions consideration payable consists of remaining payables to sellers of the acquired entities for the years ended March 31, 2014 and 2015, which were as follows:

	As of March 31,
	2014	2015

iKang Shanghai Jianwei	$129	$129
Nanjing Aoyang	402	161
Yuanhua	540	292
Zhejiang Ailikang	62	62
MediFast	839	—
Shanghai Huajian Management	1,656	7,203
Suzhou Aoyang	—	1,032
iKang Tianjin Hedong Dongrun	—	774
iKang Tianjin Hexi Fenghui	—	774
Gold iKang Shenyang Hospital	—	368
WA Health Care	—	1,000
	$3,628	$11,795

(2)         As of March 31, 2015, the balance represents the dividend payable for non-controlling interest shareholders of MediFast.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.                               BANK BORROWINGS

	As of March 31,
	2014	2015

Short term borrowings(1)	$18,201	$56,772
Long term borrowings(2)	1,865	—
	$20,066	$56,772

(1)                                On June 25, June 28, July 10, September 17 and December 19, 2013, iKang Holding borrowed five one-year loans of $1,627, $1,304, $1,630, $1,606 and $4,941 respectively from BEA, to purchase the property and equipment and meet temporary working capital needs of the Group. The annual interest rates are the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loans were guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2014, the outstanding short term borrowings were $10,910 and they were repaid during the year ended March 31, 2015.

In September 2013, iKang Online signed a ten-year loan framework agreement with an amount no more than $2,451 with BEA, to repay the loans from China Merchants Bank which was due in September 2013. On September 17, 2013, iKang Online borrowed a one-year loan of $2,410 according to the framework agreement. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2014, the outstanding long term borrowings was $2,372 and it was repaid in August 2014.

In March 2014, seven clinics in Beijing signed seven one-year loan framework agreements with an amount no more than $8,896 with Bank of Beijing, to meet temporary working capital needs of the Group. Clinics borrowed total $4,919 and $1,353 in March 2014 and April 2014 according to the framework agreement, respectively. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 15% of the benchmark interest rate. The loans were guaranteed by iKang Online and iKang Holdings. As of March 31, 2014 and 2015, the outstanding short term borrowing was $4,919 and nil, respectively.

In April 2014, iKang Online signed a one-year loan framework agreement with an amount no more than $16,004 with BEA, to meet the property and equipment need of the Group.

In May 2014, iKang Online borrowed 2 one-year loans in a total of $4,843 according to the framework agreement. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by B&J China and collateralized by restricted cash of $5,500. As of March 31, 2015, the outstanding short term borrowing was $4,839.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.          BANK BORROWINGS - continued

In May 2014, iKang Holding signed a 2-year loan framework agreement with an amount no more than $8,060 with China Merchants Bank, to meet the working capital and property and equipment needs of the Group. In May 2014, iKang Holding borrowed one-year loans of total $4,290 according to the framework agreement, among which $155 and $1,084 was  repaid in June and August 2014, respectively. In June 2014, iKang Holding borrowed a one-year loan of $1,437.  The annual interest rate is the interest rate announced by the People’s Bank of China plus 20% of the benchmark interest rate. As of March 31, 2015, the outstanding short term borrowing was $4,485.

In June 2014, iKang Online borrowed a one-year loan of $14,561 with Xiamen International Bank, to repay the loans from BEA which was due in June 2014 and paid remaining balance of the consideration to purchase 35% equity interest in iKang Shanghai Xikang Road. The annual interest rate is 2.585%. The loan was collateralized by restricted cash in an amount of $15,002. As of March 31, 2015, the outstanding short term borrowing was $14,551.

In June 2014, iKang Online signed a one-year loan framework agreement with an amount no more than $32,099 with Xiamen International Bank, to satisfy the daily operating need of the Group. In July 2014, iKang Online borrowed three one-year loans in a total of $17,537 according to the framework agreement. The annual interest rate is 2.585%. The loans were collateralized by restricted cash in an amount of $18,067. As of March 31, 2015, the outstanding short term borrowing was $17,525.

In August 2014, iKang Online signed a one-year loan framework agreement with an amount no more than $32,509 with Xiamen International Bank, to satisfy the daily operating need of the Group. In September, iKang Online borrowed a one-year loan of $15,383 according to the framework agreement. The annual interest rate is 2.585%. The loans were collateralized by restricted cash in an amount of $15,848. As of March 31, 2015, the outstanding short term borrowing was $15,372.

(2)                                In June 2013, iKang Holding signed a ten-year loan framework agreement with total loan amounts no more than $3,268 with BEA, to meet the Group’s needs to purchase the property and equipment. On June 28, 2013, iKang Holding borrowed a two-year loan of $1,897 according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2014, the outstanding long term borrowings were $1,865 and it was repaid in July 2014.

Interest expense incurred for the years ended March 31, 2013, 2014 and 2015 was $477, $827 and $2,466, respectively. The weighted average effective interest rate for the year ended March 31, 2013, 2014 and 2015 was 7.8%, 7.0% and 5.6%, respectively.

The carrying values of short-term borrowings approximate their fair values due to short-term maturities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.          BANK BORROWINGS - continued

The carrying amounts of long term borrowing approximate its fair values as the borrowing bears fixed interest rate which approximates the market interest rate. The fair value of long term borrowing was $1,884 as of March 31, 2014. Long-term borrowing is categorized in Level 2 of the fair value hierarchy.

As the Group has considerable cash and cash equivalents denominated in U.S. dollars in overseas accounts, the Group from time to time enters into “Pledge Overseas and Borrow Locally” transactions in China to meet its RMB funding needs, which is primarily to purchase property and equipment with cash within China.

The parties to the transaction are typically one of the Group’s domestic entities, one of the Group’s overseas subsidiaries, and a bank which can offer services for both bank accounts onshore and offshore. The principal terms of the arrangement include the interest, the term of the loan which is typically one year, and the requirement of collateral in the form of a fixed deposit. Under this type of transaction, the Group receives RMB locally, and has a pledged asset in the form of a fixed deposit denominated in U.S. dollars or other currencies with an overseas bank account. The pledged deposit is recognized by an entity within the Group that is domiciled outside of the PRC, while a PRC entity within the Group borrows RMB. Banks which offer both overseas and PRC bank account services provide this type of arrangement to accommodate PRC companies which are in need of RMB in a more timely manner. The Group pays interest on the loan as well as certain transaction fees while it earns interest income from the fixed deposit in the overseas account at a rate similar to comparable investments. The Group’s domestic entity repays the RMB loan at the scheduled repayment dates. The restricted cash balance is not released proportionally to loan repayments. Beginning in February 2015, the Group started to utilize a new government policy in China for the Group’s currency conversion needs so that the Company can gradually convert and reserve RMB balances to support its future expansion. As a result, the Group may gradually reduce its “Pledge Overseas Borrow Locally” transactions in the future.

13.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

British Virgin Islands (“BVI”)

The iKang Guobin and iKang Zhejiang BVI are exempted from income tax in BVI, where they are incorporated.

Hong Kong

Bayley & Jackson (Hong Kong), Yuanhua HK, MediFast and WA Health Care are subject to Hong Kong Profits Tax at 16.5% on its activities conducted in Hong Kong.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

13.          INCOME TAXES - continued

PRC

Since January 1, 2008, the Company’s PRC subsidiaries, iKang Holding and its subsidiaries are subject to the 25% standard enterprise income tax (“EIT”).

According to “Catalogue of Industries Encouraged to Develop in the Western Region”, iKang Chengdu Waishuangnan, iKang Chengdu Jinjiang, Chengdu Gaoxin iKang West City and iKang Chongqing were recognised as encouraged entities by relevant PRC government authorities in October 2014 and entitled to a preferential tax rate of 15% from October 1, 2014.

iKang Shenzhen Nanshan, iKang Shenzhen Luohu, iKang Shenzhen Futian and Shenzhen Kefa are subject to income tax rate of 35% due to regulations set by local governments.

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

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities.  In accordance with relevant PRC tax administration laws, tax years from 2009 to 2014 of the Group’s PRC subsidiaries and VIE entities, remain subject to tax audits as of March 31, 2015, at the tax authority’s discretion. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are approximately $4,246 as of March 31, 2015.  The undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

13.                               INCOME TAXES - continued

PRC - continued

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $90,876 as of March 31, 2015. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Years ended March 31,
	2013	2014	2015

Current tax expenses	$7,311	$12,048	$16,342
Deferred tax benefits	(1,177)	(1,947)	(3,062)

Income tax expenses	$6,134	$10,101	$13,280

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

13.                               INCOME TAXES - continued

PRC - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of March 31,
	2014	2015

Current deferred tax assets:
Accrued expenses	$2,185	$2,151
Deferred revenue	125	—
Accrued payroll	1,056	2,076
Bad debt provision	995	1,860
Less: Valuation allowance	(370)	(138)

Current deferred tax assets	$3,991	$5,949

Non-current deferred tax assets:
Depreciation and amortization	$212	$257
Impairment of long-lived assets	88	76
Net operating tax loss carry-forwards	3,748	4,369
Less: Valuation allowance	(2,041)	(2,490)

Non-current deferred tax assets	$2,007	$2,212

	As of March 31,
	2014	2015

Non-current deferred tax liabilities:
Intangible assets	3,478	7,506

Non-current deferred tax liabilities	$3,478	$7,506

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

As of March 31, 2015, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had a tax loss carry-forward amounted to $17,791 and would expire on various dates between March 31, 2015 and March 31, 2020.  The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group.  Valuation allowance is considered on each individual subsidiary and legal entity basis.  Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	For the year ended March 31,
	2013	2014	2015
Net income before provision for income taxes and (loss)//gain from equity method investment	$18,583	$32,183	$40,155
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	4,646	8,046	10,039
Change in valuation allowance	126	704	217
Expenses not deductible for tax purposes	631	440	593
Effect of income tax rate difference for entities under individual income tax rate of 35%	129	390	401
Loss utilized for entities under individual income tax rate of 35%	(153)	(99)	(315)
Effect of income tax rate differences in other jurisdictions	755	620	2,429
Tax holidays and preferential tax rates	—	—	(84)

Income tax expenses	$6,134	$10,101	$13,280

The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2013, 2014 and 2015.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

14.                               COMMON SHARE

Before the completion of the IPO in April 2014, the Class A and Class B common shares were owned by Mr. Ligang Zhang, his spouse and other shareholders. Immediately prior to the completion of the IPO, Class B common shares were automatically converted into Class A common shares on a one-for-one basis and 805,100 of the Group’s outstanding Class A common shares held by Time Intelligent Finance Limited were redesignated into Class C common shares. According to the Company’s Amended and Restated Articles of Association which became effective upon the completion of the IPO, the Company currently has two classes of authorized ordinary shares, Class A common shares and Class C common shares.

All Class C common shares are held by Time Intelligent Finance Limited and beneficially owned by Mr. Ligang Zhang’s family trust. The rights of the holders of Class A and Class C common shares are identical, except with respect to voting and conversion rights. Each Class A common share is entitled to one vote per share, while each Class C common share is entitled to 15 votes per share and is convertible at any time into one Class A common share. Holders of Class A and Class C common shares shall at all times vote together as one class on all matters subject to a shareholders’ vote.

On April 9, 2014, the Company completed its IPO in NASDAQ and a concurrent private placement. The Company newly issued 5,215,794 Class A ordinary shares, consisting of (i) 3,787,223 Class A common shares offered through IPO, and (ii) 1,428,571 Class A common shares issued in connection with the concurrent private placement. All of the Company’s preferred shares were automatically converted into 20,781,515 Class A common shares.

On May 9, 2014, the Company issued an additional 514,556 Class A common shares to the investment bankers for excising the Green Shoe option.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

On April 9, 2014, 1,094,668 Series A shares, 686,368 Series B shares, 794,250 Series C1 shares, 126,286 Series C2 shares, 1,024,318 Series C3 shares, 3,488,864 Series D1 shares, 2,072,624 Series D2 shares, 4,289,457 Series E shares and 7,204,680 Series F shares preferred shares had been automatically converted into common shares after the closing of IPO.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Dividends - continued

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

Each preferred share would automatically be converted into ordinary shares at the then effective conversion price, upon the closing of a Qualified IPO.

Qualified IPO” means (a) an IPO on the New York Stock Exchange, NASDAQ Stock Market, Main Board of The Stock Exchange of Hong Kong Limited, Shanghai Stock Exchange, Shenzhen Stock Exchange or other stock exchange approved by the Majority Preferred F Holders in writing, with: (i) if the IPO occurs on or before the first anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $555 million (representing for each Series F Preferred Share an annual compounded return, calculated from the First Closing Date, of no less than 50% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like)); (ii) if the IPO occurs after the first anniversary, but on or before the second anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $675 million (representing for each Series F Preferred Share an annual compounded return, calculated from the First Closing Date, of no less than 35% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like)); (iii) if the IPO occurs after the second anniversary, but on or before the third anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $723 million (representing for each Series F Preferred Share an annual compounded return, calculated from the First Closing Date, of no less than 25% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like)); or (iv) if the IPO occurs after the third anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $740 million, or (b) any other public offering as otherwise approved by the Majority Preferred F Holders and the holders representing at least seventy-five percent (75%) of the then outstanding Preferred Shares (voting together as a single class on an as-converted basis).

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

The calculation of net income (loss) per share is as follows:

	For the years ended March 31,
	2013	2014	2015

Net income attributable to iKang Guobin Healthcare Group, Inc.	$12,111	$21,607	$27,113

Deemed dividend to Series A shares	5,112	—	5
Deemed dividend to Series B shares	5,204	—	3
Deemed dividend to Series C shares	4,366	—	9
Deemed dividend to Series D shares	14,875	1,945	27
Deemed dividend to Series E shares	20,308	—	21
Deemed dividend to Series F shares	34,441	18,491	35
Undistributed earnings allocated to Series A shares	150	118	3
Undistributed earnings allocated to Series B shares	200	130	3
Undistributed earnings allocated to Series C shares	265	231	6
Undistributed earnings allocated to Series D shares	831	789	19
Undistributed earnings allocated to Series E shares	1,324	1,323	33
Undistributed earnings allocated to Series F shares	48	4,719	137

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

16.                               NET INCOME PER SHARE - continued

	For the years ended March 31,
	2013	2014	2015

Net (loss) income attributed to common and preferred shareholders for computing net income per common share- basic and diluted (1)	(75,013)	(6,139)	26,812

Numerator:
Series A shares-
Deemed dividend	5,112	—	5
Undistributed earnings allocation	150	118	3
	5,262	118	8
Series B shares-
Deemed dividend	5,204	—	3
Undistributed earnings allocation	200	130	3
	5,404	130	6
Series C shares-
Deemed dividend	4,366	—	9
Undistributed earnings allocation	265	231	6
	4,631	231	15
Series D shares-
Deemed dividend	14,875	1,945	27
Undistributed earnings allocation	831	789	19
	15,706	2,734	46
Series E shares-
Deemed dividend	20,308	—	21
Undistributed earnings allocation	1,324	1,323	33
	21,632	1,323	54
Series F shares-
Deemed dividend	34,441	18,491	35
Undistributed earnings allocation	48	4,719	137
	34,489	23,210	172

Net (loss) income attributed to common shareholders for computing net income per common share- basic and diluted(1)	(75,013)	(6,139)	26,812

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

16.                               NET INCOME PER SHARE - continued

	For the years ended March 31,
	2013	2014	2015
Denominator:

Weighted average common shares outstanding used in computing diluted net income per common share-basic(2)	6,683,678	6,340,005	32,884,357

Weighted average shares outstanding used in computing net income per common shares-diluted (2)	6,683,678	6,340,005	34,114,872

Weighted average shares used in computing basic net income per shares
Series A shares	1,386,984	1,094,668	23,993
Series B shares	1,054,620	686,368	15,044
Series C shares	2,069,410	1,944,854	42,627
Series D shares	6,088,557	5,717,326	121,896
Series E shares	4,289,457	4,289,457	94,015
Series F shares	63,763	6,075,702	157,911

Net (loss) income per common share attributable to iKang Healthcare Group, Inc.-basic	$(11.22)	$(0.97)	$0.82

Net (loss) income per common share attributable to iKang Healthcare Group, Inc.-diluted	$(11.22)	$(0.97)	$0.79

Net income per Series A shares	$3.79	$0.11	$0.33
Net income per Series B shares	$5.13	$0.19	$0.40
Net income per Series C shares	$2.24	$0.12	$0.35
Net income per Series D shares	$2.58	$0.48	$0.38
Net income per Series E shares	$5.04	$0.31	$0.57
Net income per Series F shares	$540.89	$3.82	$1.09

Notes:

(1)           The Class A, Class B and Class C common shares enjoy the same dividend participating right, therefore earnings per share of each class was not separately presented.

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

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

For the year ended March 31, 2015, no shares or options were excluded.

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

On June 8, 2011, the Company granted 41,843 options with exercise prices of $ 0.01 per share to its management, which could be exercised only when the Company’s common stocks become public traded or upon a liquidation of the Company.

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

On March 18, 2013, the Company granted 330,000 options with exercise price of $5.13 per share to certain directors and employees, which were exercisable immediately upon the issuance of the options. The Group recorded share-based compensation expenses of $2,273 during the year ended March 31, 2013.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

17.                               SHARE-BASED COMPENSATION - continued

On March 18, 2013, The Company granted additional 440,000 options with exercise price of $5.13 per share and 80,000 options with exercise price of $6.00 to its certain directors and employees, which could be exercised only when the Company’s common stocks become public traded or upon a liquidation of the Company.

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

On August 1, 2014, the Company granted additional 300,000 options with exercise price of $ 16.18 per share to one of the former shareholder of Shanghai Huajian Management, which is vested and exercisable on the grant date.

On October 28, 2014, the Company granted additional 8,600 options with exercise price of $6.00 per share and 17,200 options with exercise price of $5.13 to its certain directors and employees, which have a vesting period of 2 years.

On February 27, 2015, the Company granted additional 4,000 options with exercise price of $5.13 to one of its former employees, which has a vesting period of 2 years.

The following table summarizes information regarding options granted:

	For the years ended March 31,
	2013			2014			2015
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		average	average		average	average		average	average
		exercise	fair value		exercise	fair value		exercise	fair value
	Number of	price per	per option	Number of	price per	per option	Number of	price per	per option
	options	option	at grant date	options	option	at grant date	options	option	at grant date
Outstanding on April 1 of year	434,698	$2.02	$3.94	1,284,698	$4.13	$6.08	1,888,698	$4.56	$9.24
Granted	850,000	5.21	7.17	629,000	5.51	15.61	329,800	15.20	24.69
Exercised	—	—	—	—	—	—	(277,319)	2.97	5.81
Forfeited	—	—	—	(25,000)	6.00	7.13	(40,700)	5.23	12.04
Outstanding on March 31 of year	1,284,698	$4.13	$6.08	1,888,698	$4.56	$9.24	1,900,479	$6.63	$12.36

There were 1,572,281 vested options, and 328,198 options expected to vest as of March 31, 2015.  For options expected to vest, the weighted-average exercise price is $5.55 and aggregate intrinsic value is $8,826 as of March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

17.                               SHARE-BASED COMPENSATION - continued

The following table summarizes information with respect to share options outstanding as of March 31, 2015:

	Option outstanding				Option exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	Exercise	values as of		Exercise	values as of
	Number	contractual	price per	March 31,	Number	price per	March 31,
Range of exercise price	outstanding	life in years	option	2015	exercisable	option	2015

$0.01	120,842	0.54	$0.01	$3,919	120,842	$0.01	$3,919
$1.00-$2.00	30,000	1.81	$1.33	933	30,000	$1.33	933
$5.13	1,142,528	7.88	$5.13	31,204	972,585	$5.13	26,562
$6.00	307,109	8.52	$6.00	8,120	148,854	$6.00	3,936
$16.18	300,000	9.34	$16.18	4,878	300,000	$16.18	4,878
	1,900,479			$49,054	1,572,281		$40,228

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest
	rate of return	Contractual term	Volatility	Dividend yield	Exercise price

December 31, 2010	4.67%	10 years	40.90%	—	5.13
June 8, 2011	1.11%	2.39 years	42.00%	—	0.01
February 17, 2012	2.99%	10 years	41.00%	—	5.13
March 18, 2013	2.15%	10 years	40.00%	—	5.13~6.00
September 12, 2013	3.22%	10 years	38.20%	—	6.00
February 27, 2014	3.24%	10 years	38.09%	—	5.13~6.00
August 1, 2014	3.09%	10 years	40.00%	—	16.18
October 28, 2014	3.09%	10 years	45.38%	—	5.13~6.00
February 27, 2015	3.33%	10 years	58.87%	—	5.13

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

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

The Group recorded share-based compensation of $2,273, $930 and $9,153 during the years ended March 31, 2013, 2014 and 2015, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2015, total unrecognized compensation expense relating to unvested share options was $5,411, which will be recognized over 2 years.  The weighted-average remaining contractual term of options outstanding is 7.65 years.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

18.                               FAIR VALUE MEASUREMENTS

(a)                                 Measured on recurring basis

The Group measured its financial assets including foreign currency forward contracts at fair value on a recurring basis as March 31, 2014 and 2015.

The Group purchased foreign currency forward contracts to protect against the adverse effect that exchange rate fluctuation may have on foreign currency denominated financing activities. Foreign currency forward contracts are marked to market based on the prevailing forward exchange rate quoted by the contracted bank (level 2 inputs). Assets and liabilities resulted from foreign currency forward contracts are recorded at its fair value.

Details of the outstanding foreign currency forward contracts as of March 31, 2014 and 2015 were as follows:

	As of March 31,
	2014	2015

Balance at beginning of year	$6,320	$6,377
Gain/(loss) from forward contracts	57	(8)
Settled	—	(6,369)
Balance at end of year	$6,377	$—

The fair value of the long term borrowing was classified as level 2 as set out in Note 12.

The Group did not have level 3 investments as of March 31, 2014 and 2015.

As of March 31, 2014 and 2015, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in period subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
	2014				2015
		Quoted				Quoted
		Prices in	Significant			Prices in	Significant
		Active Market	Other	Significant		Active Market	Other	Significant
	March 31,	for Identical	Observable	Unobservable	March 31,	for Identical	Observable	Unobservable
	2014	Assets	Inputs	Inputs	2015	Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)	(Level 3)
Foreign currency forward contracts	6,377	—	6,377	—	—	—	—	—
Outstanding on March 31 of year	$6,377	$—	$6,377	$—	$—	$—	$—	$—

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

18.          FAIR VALUE MEASUREMENTS - continued

(b)         Measured at fair value on a non-recurring basis

Goodwill, other intangible assets, equity method investment and cost method investment are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured the fair value of the purchased intangible assets using the “cost” and “income approach excess earnings” and “with & without” valuation method.

The Group measured the fair value of acquired intangible assets, equity method investment and cost method investment using income approach based on which to recognize the impairment loss in respective years. These assets are considered at level 3 assets because the Group used unobservable inputs to determine their fair values.. The Group estimated the fair value of these investee companies and acquired intangible assets based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

The Group did not recognize any impairment loss related to goodwill, acquired intangible assets equity method investment and cost method investment for the year ended March 31, 2014 and 2015. The fair value was determined using models with significant unobservable inputs (level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

19.                               RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from a related party of the Group:

	As of March 31,
	2014	2015

Amounts due from a related party - current:
Amounts due from Shanghai Huajian Clinic Ltd.(1)	$1,287	—
	$1,287	—

Amounts due to a related party of the Group:

	As of March 31,
	2014	2015

Amounts due to a related party - current:
Amounts due to a former non-controlling interest holder(2)	$8,049	—
	$8,049	—

(1)                                 Amounts due from a related party represents loan provided by the Group to its equity method investee Shanghai Huajian Management for daily operating use and the loan was repaid in September 2014.

(2)                                 On August 1, 2011, iKang Holding signed an agreement with the non-controlling interest holder of iKang Shanghai Xikang Road to purchase the remaining 35% of the equity interest in iKang Shanghai Xikang Road held by the non-controlling interest holders, with consideration of $15,894.  The transaction was closed on December 31, 2011. The Group paid first installment of $1,589 in August 2011 within five days after the agreement was signed.  The second installment of $1,589 was paid in February 2013.  In December 2013, $3,941 was repaid and in March 2014, $991 was paid by the Group for individual income tax on behalf of the former non-controlling interest holder. The remaining balance was settled in June 2014.

The amounts due to non-controlling interest holder represents amortized cost of the principal amount.

The Group recognized $629, $504 and nil imputed interest expense for the years ended March 31, 2013, 2014 and 2015, respectively. The effective interest rate of the amount due from non-controlling interest holder is 5.5%.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

20.                               NONCONTROLLING INTEREST

	iKang		iKang	iKang		Shenzhen	Shanghai
	Zhejiang	WA	Shanghai	Shanghai	Fujian	Hospital	Jianwei	Beijing		iKang
	BVI	HK	Gubei	Lujiazui	iKang	Management	Management	Jiandatong	MediFast	Changzhou	Total
Balance at March 31, 2012	$(25)	$—	$484	$115	$208	$(74)	$—	$—	$—	$—	$708
Share of profit	59	—	146	(1)	39	95	—	—	—	—	338
Other comprehensive income	(30)	—	9	2	3	—	—	—	—	—	(16)
Balance at March 31, 2013	$4	$—	$639	$116	$250	$21	$—	$—	$—	$—	$1,030
Addition of non-controlling interest in connection with establishment of Beijing Jiandatong	—	—	—	—	—	—	—	82	—	—	82
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	—	—	—	172	—	—	—	172
Addition of non-controlling interest in connection with acquisition of MediFast	—	—	—	—	—	—	—	—	1,690	—	1,690
Addition of non-controlling interest in connection with establishment of iKang Changzhou	—	—	—	—	—	—	—	—	—	732	732
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(44)	—	—	—	—	—	—	—	(44)
Share of profit (loss)	104	—	236	25	143	33	(9)	(36)	48	(225)	319
Purchase of non-controlling interest	—	—	—	(142)	—	—	—	—	—	—	(142)
Other comprehensive income	(2)	—	(7)	1	(4)	(1)	(2)	(1)	(1)	(4)	(21)
Balance at March 31, 2014	$106	$—	$824	$—	$389	$53	$161	$45	$1,737	$503	$3,818
Capital contribution of non-controlling interest holder of Beijing Jiandatong	—	—	—	—	—	—	—	58	—	—	58
Capital contribution of non-controlling interest holder of Shanghai Jianwei	—	—	—	—	—	—	50	—	—	—	50
Addition of non-controlling interest in connection with acquisition of WA Health Care	—	3,388	—	—	—	—	—	—	—	—	3,388
Capital contribution of non-controlling interest holder of WA Centers HK Limited	—	1,984	—	—	—	—	—	—	—	—	1,984
Dividend distribution to non-controlling interest holder of MediFast	—	—	—	—	—	—	—	—	(387)	—	(387)
Share of profit (loss)	133	(42)	210	—	228	(105)	(145)	(9)	202	(189)	283
Other comprehensive income	21	—	—	—	—	2	—	—	1	—	24
Balance at March 31, 2015	$260	$5,330	$1,034	$—	$617	$(52)	$68	$94	$1,553	$314	$9,218

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

21.                               SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Group. The Group has two operating segments: medical examinations and other medical services and dental services.

The Group does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Group has not made disclosure of total assets by reportable segment.

	For the years ended March 31,
	2013	2014	2015

Net revenues:
Medical examinations and other medical services	$133,871	$202,304	$285,292
Dental services	—	—	5,489

Total net revenues	133,871	202,304	290,781

Cost of revenues:
Medical examinations and other medical services	71,079	106,405	151,348
Dental services	—	—	3,595

Total cost of revenues	71,079	106,405	154,943

Gross profit:
Medical examinations and other medical services	62,792	95,899	133,944
Dental services	—	—	1,894

Total gross profit	62,792	95,899	135,838

Operating expenses:
Selling and marketing expenses	18,486	28,879	41,059
General and administrative expenses	23,447	32,053	52,331
Research and development expenses	1,270	1,603	1,401

Total operating expenses	43,203	62,535	94,791

Income from operations	$19,589	$33,364	$41,047

The revenue and cost of revenues in relation to the operating segment of dental services for the years ended March 31, 2013 and 2014 were not presented as they were immaterial.

Components of net revenues are presented in the following table:

	For the years ended March 31,
	2013	2014	2015

Medical examinations	$116,449	$173,903	$244,945
Disease screening	9,240	15,017	19,689
Other services	8,182	13,384	20,658

Medical examinations and other medical services	133,871	202,304	285,292
Dental services	—	—	5,489

Total	$133,871	$202,304	$290,781

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

21.                               SEGMENT INFORMATION - continued

Substantially all of the Group’s revenues for the years ended March 31, 2013, 2014 and 2015 were generated from the PRC entities. Substantially all of the Group’s long-lived assets are located in the PRC as of March 31, 2013, 2014 and 2015.

22.                               COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases its clinics, hospitals and offices under non-cancelable operating lease agreements.  These leases expire through 2036 and are renewable upon negotiation.  Rental expenses under operating leases for the years ended March 31, 2013, 2014 and 2015 were $16,436, $28,129 and $37,733, respectively.

Future minimum lease payments under such leases as of March 31, 2015 were as follows:

2016	$41,732
2017	38,497
2018	33,735
2019	28,731
2020	22,433
After 2020	59,511
$224,639

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

22.                               COMMITMENTS AND CONTINGENCIES - continued

Contingent liabilities

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction. The Group has purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require the Group to pay the taxes for the sellers. Based on the information currently available, the Group was unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest. Accordingly, the Company did not accrue any provision for this contingency as of March 31, 2015.

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

23.                               EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on certain percentages of the employees’ salaries.  The total provisions for such employee benefits were $4,908, $7,249 and $10,417 for the years ended March 31, 2013, 2014 and 2015, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

24.                               STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves.  These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion.  These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries.  The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.  As of March 31, 2015, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold except iKang Nanjing Gulou, iKang Chengdu Waishuangnan and iKang Fuzhou Gulou therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $1,296, $2,738 and $3,394 for the years ended March 31, 2013, 2014 and 2015, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $139,994 as of March 31, 2015.

As the restricted net assets of the Group’s subsidiaries and VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2015, parent-only financials are presented in Schedule I.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

25.                               SUBSEQUENT EVENTS

On December 31, 2014, the Group entered into a share purchase agreement to acquire 100% equity interest of Chengdu Ommay Health Examination Hospital Co., Ltd. from four third party shareholders. The total cash consideration is approximately $3,705. The acquisition was closed in May 2015.

The Group entered into an share purchase agreement to purchase of 100% equity interest in Beijing Tianzhikangjian Investment Management Co., Ltd. (“Beijing Tianzhikangjian”) on December 31, 2014.  Previously, Beijing Tianzhikangjian held 31.85% equity interest in Beijing Tianjian Sunny Healthcare Technology Co., Ltd. (“Tianjian Sunny”), formerly known as Sinopharm Sunny, which is a prominent medical examination center chain in China. Pursuant to the share purchase agreement, Beijing Tianzhikangjian has to purchase additional 51% of equity interest in Tianjian Sunny. After transaction, the Group would acquire the 82.85% equity interest of Tianjian Sunny with a cash consideration of approximately $27,327. The acquisition was closed in May 2015.

On April 9, 2015, the Group entered into a share purchase agreement to acquire 100% equity interest in Yantai ikang Guobin Hongkang Health Management Co., Ltd. Ande Clinic (formerly known as “Yantai Hongkang Tijian Co. Ltd.”) and Yantai ikang Guobin Hongkang Health Examination Management Co., Ltd. Clinic (formerly known as “Yantai Hongkang Jiankang Tijian Co. Ltd.”). Each entity owns one medical examination services center in Yantai, PRC. The total cash consideration is approximately $7,421. The acquisition was closed in June 2015.

The Group entered into a cooperation agreement with former shareholders of Yinchuan Ciming Clinic Co., Ltd. (“former shareholders”) on April 15, 2015. Both parties agreed to setup a joint venture (“Joint Venture”) with total paid in capital of $8,273. Initially, the Group would hold 46.21% equity interest of the Joint Venture and former shareholders would hold the remaining 53.79%. After the Joint Venture is established, the Group would acquire another 23.79% of equity from former shareholders with cash consideration of approximately $1,968. After all of these processes of transaction, the Group would hold 70% of equity in the Joint Venture. The processes of transaction were closed in June 2015 and the Group has owned 70% equity in the Joint Venture.

The purpose of the above acquisitions and investment was to expand its medical examination related services in multiple cities. The Group is in the process of assessing the purchase price allocation of the above acquisitions with the assistance of an independent valuation firm.

In July 2015, the Group acquired the remaining 30% equity interest of iKang Shanghai Gubei from its non-controlling interest holder with cash consideration of $789. At the same time, dividend amounted $557 was paid to the non-controlling interest holder. The Group owned 100% equity interest of iKang Shanghai Gubei after this transaction.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	March 31,
	2014	2015

ASSETS
Current assets:
Cash and cash equivalents	$13,937	$55,883
Amounts due from related parties	27,622	127,694
Prepaid expenses and other current assets	334	1,488

Total current assets	41,893	185,065
Property and equipment, net	1	—
Investment in subsidiaries and VIE entities	99,584	136,670
Rental deposit and other non-current assets	—	740

TOTAL ASSETS	$141,478	$322,475

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT):
Current liabilities:
Accrued expenses and other current liabilities	$2,767	$2,151
Amount due to related parties	1,151	1,194

Total current liabilities	3,918	3,345

Mezzanine Equity:
Series A convertible redeemable participating preferred shares ($ 0.01 par value; 1,094,668 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $1,970 and nil as of March 31, 2014 and 2015, respectively)	6,496	—
Series B convertible redeemable participating preferred shares ($0.01 par value; 686,368 and nil shares authorized as of March 31, 2014 and 2015, respectively, 686,368 and nil shares issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $2,162 and nil as of March 31, 2014 and 2015, respectively)	6,512	—
Series C1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $1,893 and nil as of March 31, 2014 and 2015, respectively)	5,700	—
Series C2 convertible redeemable participating preferred shares ($0.01 par value; 126,286 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $568 and nil as of March 31, 2014 and 2015, respectively)	1,709	—
Series C3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of and $1,382 and nil as of March 31, 2014and 2015, respectively)	4,157	—
Series D1 convertible redeemable participating preferred shares ($0.01 par value; 3,488,864 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $10,083 and nil as of March 31, 2014 and 2015, respectively)	29,750	—
Series D2 convertible redeemable participating preferred shares ($0.01 par value; 2,072,624 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $2,798 and nil as of March 31, 2014 and 2015, respectively)	11,300	—
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $22,056 and nil as of March 31, 2014 and 2015, respectively)	54,098	—
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,204,680 and nil shares authorized, issued and outstanding as of March 31, 2014 and 2015, respectively, liquidation value of $93,639 and nil as of March 31, 2014 and 2015, respectively)	144,795	—

Equity:
Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2014 and 2015, respectively, 4,599,674 and 33,556,439 issued and outstanding as of March 31, 2014 and 2015, respectively)	45	335
Class B common shares ($0.01 par value; 1,570,000 shares authorized as of March 31, 2014 and 2015, 1,570,000 and nil issued and outstanding as of March 31, 2014 and 2015, respectively)	16	—
Class C common shares ($0.01 par value; nil and 2,000,000 shares authorized as of March 31, 2014 and 2015, respectively, nil and 805,100 shares issued and outstanding as of March 31, 2014 and 2015, respectively)	—	8
Additional paid-in capital	1,342	419,862
Accumulated deficit	(132,124)	(105,011)
Accumulated other comprehensive income	3,764	3,936

Total iKang Healthcare Group, Inc.’s deficit/(equity)	(126,957)	319,130

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$141,478	$322,475

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Years ended March 31
	2013	2014	2015

Operating expenses:
Selling and marketing expenses	$—	$—	$15
General and administrative expenses	2,849	2,457	10,536

Total operating expenses	2,849	2,457	10,551

Loss from operations	(2,849)	(2,457)	(10,551)
Interest income	—	11	25
Interest expense	(169)	(18)	—
Equity in earnings of subsidiaries and VIE entities	15,129	24,071	37,639

Income before provision for income taxes	12,111	21,607	27,113
Income tax expenses	—	—	—

Net income	$12,111	$21,607	$27,113

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data)

	For the years ended March 31,
	2013	2014	2015

Net income	$12,111	$21,607	$27,113

Other comprehensive income:
Other comprehensive income, foreign currency translation adjustment	584	(758)	172
Comprehensive income attributable to iKang Healthcare Group, Inc.	$12,695	$20,849	$27,285

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data)

	Common				Accumulated other	Total
	Comprehensive		Additional	Accumulated	comprehensive	shareholders’
	Shares	Amount	paid-in capital	deficit	income	equity/(deficit)
Balance at March 31, 2012	6,686,490	$67	$4,711	$(60,928)	$3,938	$(52,212)
Share-based compensation expenses	—	—	2,273	—	—	2,273
Redesignation to Series F Series F convertible redeemable participating preferred shares	(205,245)	(2)	(2,643)	—	—	(2,645)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	(84,306)	—	(84,306)
Net income	—	—	—	12,111	—	12,111
Foreign currency translation adjustment	—	—	—	—	584	584
Balance at March 31, 2013	6,481,245	$65	$4,341	$(133,123)	$4,522	$(124,195)
Share-based compensation expenses	—	—	930	—	—	930
iKang Healthcare Group, Inc. one common share of $0.01 entered into a share swap agreement	1	—	—	—	—	—
Redesignation to Series F Series F convertible redeemable participating preferred shares	(311,572)	(4)	(3,745)	—	—	(3,749)
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	(172)	—	(172)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic, Co. Ltd.	—	—	(184)	—	—	(184)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	(20,436)	—	(20,436)
Net income	—	—	—	21,607	—	21,607
Foreign currency translation adjustment	—	—	—	—	(758)	(758)
Balance at March 31, 2014	6,169,674	$61	$1,342	$(132,124)	$3,764	$(126,957)
Share-based compensation expenses			9,153	—	—	9,153
Conversion of participating convertible redeemable preferred shares to common shares	20,781,515	208	264,301	—	—	264,509
Issuance of common shares upon initial public offering, net of offering costs of $2,882	5,215,794	52	132,885	—	—	132,937
Issuance of common shares upon Green Shoe	514,556	5	13,394	—	—	13,399
Issuance of common shares in connection with exercise of options	80,000	1	821	—	—	822
Issuance of ordinary shares in connection with share-based compensation arrangements	1,600,000	16	—	—	—	16
Capital contribution of non-controlling interest holder of Shanghai Jianwei Management	—	—	(50)	—	—	(50)
Capital contribution of non-controlling interest holder of WA Health Care	—	—	(1,984)	—	—	(1,984)
Net income	—	—	—	27,113	—	27,113
Foreign currency translation adjustment	—	—	—	—	172	172
Balance at March 31, 2015	34,361,539	$343	$419,862	$(105,011)	$3,936	$319,130

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data)

	For the years ended March 31,
	2013	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,111	$21,607	$27,113
Adjustments to reconcile net income to net cash provided by operating activities:
Investment income from subsidiaries	(15,129)	(24,071)	(37,639)
Stock-based compensation	2,273	930	9,153
Changes in assets and liabilities:
Prepaid expenses and other current assets	2,754	(315)	(410)
Amount due from related parties	(1,502)	(17,732)	(103,142)
Accrued expenses and other current liabilities	(297)	(2,409)	3,349

Net cash generated from (used in) operating activities	210	(21,990)	(101,576)

CASH FLOW FROM FINANCING ACTIVITIES:
Loan provided to a related party	—	(3,000)	—
Repayment of loan provided to a related party	—	3,000	—
Payment for loan receivable	—	—	(740)
Payments for business acquisitions	—	(32,978)	(2,417)

Net cash used in investing activities	—	(32,978)	(3,157)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible redeemable preferred shares	45,000	—	—
Proceeds from convertible loan	2,000	—	—
Repayment of convertible loan	—	(2,000)	—
Proceeds from exercise of share options	—	—	824
Proceeds from issuance of common shares upon initial public offering	—	—	135,819
Proceeds from issuance of common shares upon Green Shoe	—	—	13,399
Payment of initial public offering expenses	—	—	(2,276)
Payment for business acquisitions	—	—	(1,087)
Proceeds from issuance of convertible redeemable preferred shares	—	25,181	—
Proceeds from redesignation of Class A common shares	—	669	—
Proceeds from redesignation of convertible redeemable preferred shares	—	612	—
Payment for convertible preferred shares transaction professional fees	—	(2,847)	—

Net cash provided by financing activities	47,000	21,615	146,679

Net increase/(decrease) in cash and cash equivalents	47,210	(33,353)	41,946
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	80	47,290	13,937

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$47,290	$13,937	$55,883

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1.                                      BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statement except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE entities.

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries and VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2015.

2.                                      INVESTMENTS IN SUBSIDIARIES

The Parent Company, its subsidiaries and VIE entities were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.

For the purpose of the Parent Company’s stand-alone financial information, its investments in subsidiaries and VIE entities are reported using the equity method of accounting.  The Parent Company’s share of income (loss) from its subsidiaries and VIE entities were reported as share of income (loss) of subsidiaries and VIE entities in the accompanying Parent Company’s financial information.