Form 20-F
period 2016-03-31
iKang Healthcare Group, Inc.
filed 2016-07-29
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-36403

iKang Healthcare Group, Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

B-6F, Shimao Tower 92A Jianguo Road Chaoyang District, Beijing 100022 People’s Republic of China
(Address of principal executive offices)

Yang Chen, Chief Financial Officer

Telephone: +86 10 5320 6080

Email: luke.chen@ikang.com

Facsimile: +86 10 5320 6689

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (each representing 1/2 Class A common shares, par value US$0.01 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Class A common shares, par value US$0.01 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.  Currently, two ADSs represent one Class A common share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 33,556,439 Class A common shares and 805,100 Class C common shares as of March 31, 2016.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

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

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•                  “fiscal 2013,” “fiscal 2014” and “fiscal 2015” means the 12-month periods ended March 31, 2014, 2015 and 2016, respectively; references to years not specified as being fiscal years are calendar years;

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

PART I

Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.   KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company.  The consolidated statements of operations data for the three years ended March 31, 2014, 2015 and 2016 and the consolidated balance sheets data as of March 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.  The selected consolidated statements of operations data for the years ended March 31, 2012 and 2013 and the selected consolidated balance sheets data as of March 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP.  Our historical results do not necessarily indicate results expected for any future period.  The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.  Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands, except per share data)
Net revenues	93,713	133,871	202,304	290,781	370,812
Cost of revenues	49,506	71,079	106,405	154,943	210,909
Gross profit	44,207	62,792	95,899	135,838	159,903
Operating expenses:
Sales and marketing expenses	14,005	18,486	28,879	41,059	64,763
General and administrative expenses	14,756	23,447	32,053	52,331	65,422
Research and development expenses	748	1,270	1,603	1,401	3,716
Write-off of leasehold improvement	309	—	—	—	—
Total operating expenses	29,818	43,203	62,535	94,791	133,901
Income from operations	14,389	19,589	33,364	41,047	26,002
Gain (loss) from forward contracts	—	—	57	(8)	—
Interest expense	(159)	(1,106)	(1,331)	(2,466)	(4,603)
Interest income	101	100	93	699	785
Other income	—	—	—	883	1,874
Income before provision for income taxes and (loss) gain from equity method investment	14,331	18,583	32,183	40,155	24,058
Income tax expenses	3,939	6,134	10,101	13,280	5,838
Income before (loss) gain from equity method investment	10,392	12,449	22,082	26,875	18,220
(Loss) gain from equity method investment	—	—	(156)	521	(1,732)
Net income	10,392	12,449	21,926	27,396	16,488
Less: Net income (loss) attributable to non-controlling interest	690	338	319	283	(1,837)
Net income attributable to iKang Healthcare Group, Inc.	9,702	12,111	21,607	27,113	18,325
Deemed dividend to preferred shareholders	2,312	84,306	20,436	100	—
Undistributed earnings allocated to preferred shareholders	2,770	2,818	7,310	201	—
Net income (loss) attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	4,620	(75,013)	(6,139)	26,812	18,325
Net income (loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	0.22	(11.22)	(0.97)	0.82	0.55
Diluted	0.21	(11.22)	(0.97)	0.79	0.54
Net income (loss) per ADS attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	0.11	(5.61)	(0.48)	0.41	0.28
Diluted	0.10	(5.61)	(0.48)	0.40	0.27

Summary Consolidated Balance Sheet Data:

	As of March 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
Total current assets	37,299	104,478	110,830	278,665	305,703
Total assets	87,316	165,361	250,226	499,001	803,641
Total current liabilities	42,095	73,924	103,442	163,147	199,000
Total liabilities	54,056	74,548	108,848	170,653	438,239
Convertible redeemable preferred shares	84,764	213,978	264,517	—	—
Total iKang Healthcare Group, Inc. Shareholders’ (deficit) equity	(52,212)	(124,195)	(126,957)	319,130	342,826
Non-controlling interests	708	1,030	3,818	9,218	22,576
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	87,316	165,361	250,226	499,001	803,641

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
Net cash generated from operating activities	14,005	16,314	34,303	41,097	43,602
Net cash used in investing activities	(15,706)	(16,058)	(96,714)	(147,062)	(261,533)
Net cash (used in)/provided by financing activities	(1,161)	50,824	29,342	173,570	237,465
Effect of exchange rate changes	595	199	136	(490)	(8,759)
Net (decrease) increase in cash and cash equivalents	(2,267)	51,279	(32,933)	67,115	10,775
Cash and cash equivalents at the beginning of year	14,142	11,875	63,154	30,221	97,336
Cash and cash equivalents at the end of year	11,875	63,154	30,221	97,336	108,111

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi.  This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader.  We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.  The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.  On July 22, 2016, the daily exchange rate reported by the Federal Reserve Board was RMB6.6760 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2011	6.2939	6.4374	6.6364	6.2939
2012	6.2303	6.3085	6.3789	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1619	6.2591	6.0402
2015	6.4778	6.2869	6.5932	6.1870
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April	6.4738	6.4754	6.5004	6.4571
May	6.5798	6.5259	6.5798	6.4738
June	6.6459	6.5892	6.6481	6.5590
July (through July 22)	6.6760	6.6824	6.7013	6.6547

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

We derive a significant portion of our net revenues from our services to corporate accounts, which accounted for 86.0%, 83.5% and 83.6% of our net revenues in fiscal 2013, 2014 and 2015, respectively, and the growth in our net revenues has been primarily driven by the increase in the number of our corporate customers, which in turn increases the number of people who use our medical examination and disease screening services.

Revenues from our top ten corporate customers accounted for 18%, 17% and 14% of our net revenues in fiscal 2013, 2014 and 2015, respectively.  Our dependence on these corporate customers increases their bargaining power and the need for us to maintain good relationships with them.  If any corporate customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, employees covered under such corporate account may opt for or be forced to use other service providers.  Our dependence on corporate accounts also exposes us to risks associated with the internal management, financial condition and creditworthiness of our corporate customers.  To the extent that these corporate customers significantly reduce their demand for our services, switch to other preventive healthcare services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected.  In addition, we may have to offer volume-based discounts or more favorable credit terms to corporate customers.  Any consolidation, restructuring, reorganization or other ownership change in these corporate customers may also have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have experienced rapid revenue growth since the commencement of our operations.  Our net revenues grew by 43.7% from US$202.3 million in fiscal 2013 to US$290.8 million in fiscal 2014, which in turn increased by 27.5% to US$370.8 million in fiscal 2015.  The number of our corporate customers increased approximately, in each case, from 17,200 to 24,200 and 30,900, and the number of our individual customers increased approximately, in each case, from 283,000 to 450,700 and 518,500 respectively, from fiscal 2013 to fiscal 2014 and fiscal 2015.  While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods.  Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain our corporate customers, decreased customer spending, increased competition, slowing growth of the overall preventive healthcare services market, the emergence of alternative business models, changes in government policies or general economic conditions.  As the size of our customer base continues to increase, the growth rate of our customer base may decline over time.  We may also lose customers for other reasons, such as failure to deliver satisfactory medical examination services.  If our growth rates decline, investors’ perception of our business and business prospects may be adversely affected.

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

Since November 2013, we have expanded our services offerings to include high-end preventive healthcare services where we have limited operating experience.  We opened and operate four medical centers under our newly established high-end brand, iKang Evergreen, in Beijing, Nanjing and Guangzhou and Hangzhou, respectively, and expect to increase the number of our high-end medical centers based on our growth strategies.  Our iKang Evergreen medical centers are located at prime sites at the business districts in the first tier and second tier cities of China and equipped with advanced medical equipment to offer screening services including MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations.  We also arrange for international experts from world-renowned institutions and teaching hospitals to pay regular visits to our iKang Evergreen medical centers and provide second opinions and U.S. doctor referral services.

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

Our nationwide network is strengthened by approximately 400 third-party service providers who provide services to our customers under cooperative arrangements with us.  We require and expect these third-party service providers to possess the licenses and qualifications that are required for their operations and to adhere to certain performance standards both in terms of customer service and the quality of the medical care that they provide.  We generally do not have control over the quality of service or medical care that these third-parties provide.  They may not at all times possess the permits or qualifications required by laws and regulations or may fail to meet other regulatory requirements for their operations.  In addition, they may engage in conduct which our customers find unacceptable, including providing poor service, mishandling sensitive personal healthcare information and committing medical malpractice.  We could be exposed to reputational harm and possible liability as a result of our having serviced a customer through a third-party service provider that performs unsatisfactorily, which may result in a material adverse effect on our business, financial condition, results of operations and prospects.

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

Between August and November 2015, we received certain proposals with respect to a going-private transaction.  For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.”  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going-private transaction will be approved or consummated.  The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition.  Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed.  This uncertainty could adversely affect our ability to retain and hire employees and members of management.  In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline.  Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including payment of certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees.

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

Our brand and reputation are critical to our success in China’s rapidly expanding healthcare management market.  We believe that our “iKang” brand, the Chinese characters of which mean “love” and “health,” is increasingly recognized among health-conscious consumers, especially in tier-1 and tier-2 cities in China, for our service quality, online and telephonic accessibility, comfortable environment and reliable service.  Our strong brand has helped us to establish our company as a leading, technologically advanced, health management company in China.  Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions.  We have not paid in full certain required insurance premiums and contribution for our employees in the past.  Currently, in several medical centers, we may not be in full compliance with relevant requirements.  Some of our subsidiaries have received requests from local social insurance regulatory authorities to make payments for insufficient social insurance contributions for some of their employees and we have made such payments in full upon such requests.  The amount of outstanding payments relating to social insurance was approximately US$2.5 million as of March 31, 2016.  While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties.  According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments, plus a late fee charge of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities.  If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premia described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any underreported obligation of the employer.  An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits.  Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.

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

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from US$37.6 million as of March 31, 2014 to US$59.7 million as of March 31, 2015, and to US$74.2 million as of March 31, 2016, representing 33.9%, 21.4% and 24.3% of total current assets and 15.0%, 12.0% and 9.2% of total assets as of March 31, 2014, 2015 and 2016, respectively.  Moreover, accounts receivable (net of allowance for doubtful accounts) aged over six months have increased from US$13.4 million, or 35.7% of total accounts receivable, as of March 31, 2014 to US$18.2 million, or 30.4% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2015, and to US$26.7 million, or 36.0% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2016.  We have established a reserve for the portion of such accounts receivable that we estimate will not be collected on a timely basis.  The specific reserve is based on historical trends and current relationships with our customers.  Changes in the amount and age of our accounts receivable can result from a number of factors, including rapid growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial health of the customers.  Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future.  Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level.  If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect our financial results.

We may be subject to potential tax liabilities in connection with our acquisition of medical centers from certain third-party individuals, which could have a material adverse effect on our financial condition and results of operations.

We acquired several medical centers from a few PRC individual shareholders in December 2007.  Under the relevant PRC individual income tax laws and regulations, the individual sellers are liable to pay individual income tax at the rate of 20% of the capital gain recognized by these individual sellers from such transactions and we were obligated to withhold individual income tax for such individual sellers.  We did not withhold individual income taxes for the individual sellers in the acquisition in 2007.  The individual sellers are obligated to pay their respective income taxes under the acquisition agreements.  We are not certain whether the individual sellers in such an acquisition have fulfilled their respective income tax obligations in connection with such a transaction.  If they failed to meet their income tax obligations, the relevant PRC tax authorities may collect taxes from the sellers and may also impose penalties to us and require us to pay the taxes, penalties and interest.  In other seven acquisitions we made from 2008 to 2015, we did not withhold individual income taxes for the individual sellers, but entered into agreements that required the individual sellers to pay their respective income taxes or indemnify us against all potential tax liabilities arising out of their violation of the relevant tax obligations.  However, we cannot assure you that we will be able to recover all losses, or at all, from such individual sellers.  The aggregate amount of income taxes that we would have been required to withhold for the individual sellers in the eight acquisitions from 2007 to 2015 was approximately US$1.6 million.  To the extent the tax authorities require us to pay a substantial amount of income taxes for the individual sellers and penalties arising from our failure to withhold such individual income tax and we are unable to recover all of the losses, our liquidity, financial condition and results of operations could be materially and adversely affected.

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

We do not maintain any business interruption insurance, and we maintain only limited property insurance, medical malpractice insurance and public liability insurance.  As of March 31, 2016, we had property insurance coverage for most of our equipment worth above RMB1 million, medical malpractice insurance for all the doctors at one medical center with coverage of approximately US$100,000 each year and public liability insurance for most of our medical centers with coverage of an aggregate amount of approximately RMB10 million.  Insurance companies in China offer limited business insurance products.  While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance.

We are subject to potential professional liability risks in the ordinary course of business including (1) for the actions of our employees and (2) potentially for the actions of third-party service providers to whom we refer our customers.  Because the number and incidence of legal actions alleging malpractice or related legal theories against doctors, hospitals and other healthcare providers in China is significantly lower, and the amount of damages awarded by PRC judicial authorities is also lower, in both cases as compared to those in the United States, we maintain only limited medical malpractice insurance and general liability insurance coverage.  However, the threat of such claims is increasing as people become more accustomed to using the court system in China to obtain redress for health-related grievances.  We also have limited insurance for our medical equipment.

In the event of (1) a lawsuit or regulatory action against us alleging business liability or malpractice or (2) damage to or the loss of medical equipment, we may be responsible for any losses and the costs of claims beyond our insurance coverage.  In the event of an interruption of our business, we would be fully responsible for any losses and the costs of claims.  Paying for such losses or claims could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

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

Property leasing costs associated with our healthcare services are a significant part of our cost of revenues and any significant changes in property leasing market could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control.  We currently lease all of the facilities in which we operate our self-owned medical centers, and the leasing costs associated with our healthcare services have historically accounted for a significant portion of our cost of revenues.  In fiscal 2013, 2014 and 2015, the leasing costs comprised 19.8%, 18.7% and 18.4% of our cost of revenues, respectively.  Although we expect our leasing costs as a percentage of net revenues to decrease over time, we expect our leasing costs to increase on an absolute basis as we expand the number of medical centers that we operate and as landlords increase rental rates.  As of March 31, 2016, the leases on our 86 self-owned medical centers have various expiration dates ranging from 2016 to 2036.  As these leases approach expiration, we may not be able to renew them on terms favorable to us, or at all.  Landlords may also terminate leases prior to the expiration date upon the payment of a penalty which, in our judgment, makes it unlikely for the landlords to terminate these leases early.  If we cannot successfully offset our increased leasing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected.

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

Unauthorized use of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business and competitive position.

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property and proprietary information as critical to our competitiveness and success.  We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights.  As of March 31, 2016, we have 182 registered trademarks.  We own or possess the rights to 191 domain names that we use in connection with the operation of our business, and have copyrighted 16 software programs that we developed ourselves for managing our operations.  Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license.  We have taken, and will continue to take, a variety of actions to combat infringement of our intellectual property and other proprietary information.  We filed a lawsuit in the Jiangsu Nantong Intermediate Court in 2009 against a third party who infringed our trade name by defaming our services on the Internet.  On June 21, 2011, the Jiangsu Higher Court ordered the infringing party to stop its infringing activities and compensate our losses.  In addition, in January 2009, we submitted an arbitration claim before the Domain Name Dispute Resolution Center of the China International Economic and Trade Arbitration Center against the owner of the similar copycat domain name that was used in the above-mentioned defamation activities, and such domain name was cancelled by arbitral award on March 24, 2009.  However, our legal actions may not always be successful.  In 2012, we filed an arbitration proceeding against a third party company who operates a website under the domain name of “www.aikang.com” and use as trade name with the same Chinese characters as one of our PRC subsidiaries to provide medical knowledge, introduction of medical institutions and links to websites of medical examination centers.  But our claim was dismissed by the arbitral tribunal, and the website “www.aikang.com” is still operated by such third-party company as of the date of this annual report.  In January 2016, we filed a complaint with the People’s Court of Chaoyang District of Beijing against another PRC company, a former employee of such company and certain other defendants with respect to the defendants’ joint infringement of our trade secrets including customer information, prices, marketing strategies and other internal business information. The People’s Court of Chaoyang District of Beijing is currently in the process of reviewing our claims and relevant evidence.  In addition, in April 2016, we filed another complaint with the Shanghai Intellectual Property Court against that PRC company and certain other defendants with respect to the defendants’ joint infringement of our copyright of medical examination software systems.  The Shanghai Intellectual Property Court is currently in the process of reviewing our claims and relevant evidence.  Infringement of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

Intellectual property rights historically have not been enforced in China as vigorously as in the United States, and intellectual property infringement is a serious risk for companies operating in China.  Moreover, we have in the past, and may in the future, enforce our intellectual property and other proprietary information rights through litigation, which could result in substantial costs, divert the efforts and resources of our management personnel and disrupt our business.  The validity and scope of any claims relating to our intellectual property or other proprietary information may involve complex legal and factual questions and analyses and, as a result, the outcome may be highly uncertain.  In addition, there is no guarantee that we will be able to detect unauthorized use of our intellectual property or other proprietary information and stop such use through litigation.  Failure to protect our intellectual property or other proprietary information rights could have a material adverse effect on our business, financial condition and results of operations as well as severely harm our competitive position.

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

We granted share options and warrants to our employees and advisors.  We are required to account for share based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.  As of March 31, 2016, there were 889,174 options and warrants outstanding which entitle their holders to purchase a total of 889,174 Class A common shares.  As a result, we incurred share-based compensation expense of US$0.9 million, US$9.2 million and US$1.9 million in fiscal 2013, 2014 and 2015, respectively.  If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected.  See “Item 5.A. Operating Results— Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements for the years ended March 31, 2015 and 2016 included in this annual report for a more detailed presentation of accounting for our share-based compensation plans.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws.  The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report a management report on such company’s internal control over financial reporting containing management’s assessment of the effectiveness of its internal control over financial reporting.  In addition, an independent registered public accounting firm must attest to and report on the effectiveness of such company’s internal control over financial reporting except where the company is a non-accelerated filer.  We currently are an accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of March 31, 2016.  See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of March 31, 2016.  See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain the effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information.  This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.  Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.  Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies.  We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (3) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law.  Specifically, for certain U.S.-listed companies operating and being audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents.  The accounting firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

We are a Cayman Islands company and as such we are classified as a foreign enterprise under PRC laws.  Our PRC subsidiaries, ShanghaiMed iKang, Inc., or Beijing iKang, iKang Health Management (Zhejiang) Co., Ltd., or Zhejiang iKang, and Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, are foreign invested enterprises.  Various laws, regulations and rules in China restrict foreign ownership in, and restrict foreign invested enterprises from holding certain licenses required to operate healthcare and Internet-related businesses.  Although some of the restrictions on foreign investment in healthcare businesses were lifted in December 2011, restrictions still exist in practice.  See “Item 4.C. Organizational Structure” and “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Investment in Our Industry.” In light of these restrictions, we conduct our operations in China mainly through a series of contractual arrangements entered into (1) among Beijing iKang, our affiliated PRC entity, iKang Healthcare Technology Group Co., Ltd. (formerly known as Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding), and iKang Holding’s shareholders, (2) among Zhejiang iKang, our affiliated PRC entity, Hangzhou iKang Guobin Clinic Co., Ltd., or iKang Hangzhou Xixi, and iKang Hangzhou Xixi’s shareholders, (3) among Yuanhua WFOE, our affiliated PRC entity, Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, and Yuanhua Information’s shareholders and (4) among Beijing iKang, Jiandatong Health Technology (Beijing) Co., Ltd., or Beijing Jiandatong, and Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong.  iKang Holding, iKang Holding’s subsidiaries, iKang Hangzhou Xixi, Shanghai Yuanhua Clinic Co., Ltd., and Beijing Jiandatong hold the licenses that are essential to the operation of our business.

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

In January 2015, MOFCOM published a draft bill of the Foreign Investment Law, or the Draft FIL, for public comment, suggesting a possible overhaul of the existing foreign investment laws in China. Among other proposed changes, the Draft FIL seeks to introduce new measures to regulate contractual arrangements. It is not clear, however, when the Draft FIL will become effective, what approach it will adopt and how it will impact the contractual arrangements through which we hold the licenses and conduct our operations in China.

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

The imposition of any of these penalties may result in a material adverse effect on our ability to conduct our business and a loss of our economic benefits in the assets and operations of our affiliated PRC entities.  In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate these entities.  These entities contribute substantially all of our consolidated net revenues.

Substantial uncertainties exist with respect to the adoption of new or revised of PRC laws relating to our corporate structure, corporate governance and business operations.

In January 2015, MOFCOM published the Draft FIL, together with an accompanying explanatory note, for public comments until February 17, 2015, suggesting a possible overhaul of the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. As of the date of this annual report, MOFCOM had completed solicitation of comments from the public on the Draft FIL, but substantial uncertainties still exist with respect to its enactment timetable, interpretation and implementation. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other changes, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. The Draft FIL specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as PRC investors, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority. Our controlling shareholder, Time Intelligent Finance Limited, is beneficially owned by a family trust established by Mr. Ligang Zhang, a PRC citizen; however, until the new PRC laws are finalized, we do not know if our company would be considered as ultimately controlled by PRC investor(s) or if the provisions for control by PRC investors will be adopted. The Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with contractual arrangements, whether or not these companies are controlled by PRC investors. If the enacted version of the Foreign Investment Law mandates further actions, such as the MOFCOM market entry clearance or certain restructuring of corporate structure and operations, to be completed by companies with existing contractual arrangements like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The Draft FIL has no legal effect, and it is unclear whether and how the legislative progress will proceed. However, if enacted as proposed, it may materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft FIL includes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from investment implementation reports and investment amendment reports that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with such information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  Substantially all of our revenues and operating expenses are denominated in Renminbi.  The Renminbi is currently convertible under “current account” transactions, which include dividend payment, trade and service-related foreign exchange transactions, but not under “capital account” transactions, which includes capital injection and loans.  Our PRC subsidiaries may also retain foreign exchange in its current accounts, subject to a ceiling approved by the State Administration of Foreign Exchange, or SAFE, to satisfy foreign exchange liabilities or to pay dividends.  See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.” However, the relevant PRC regulatory authorities may limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.  Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of the PRC that are denominated in foreign currencies.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE or its local branches and other relevant PRC regulatory authorities.  In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE or its local branches.  If we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the Ministry of Commerce, or the MOFCOM, or its local branches.  In addition, because of the regulatory restrictions related to foreign currency loans to, and non-ownership arrangement in, domestic PRC enterprises, we may not be able to finance our affiliated PRC entities and its subsidiaries’ operations by loans or capital contributions.  We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.  These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

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

SAFE has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Offshore Investment or Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, which superseded the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75.  These regulations and rules require PRC residents and corporate entities to register with, SAFE or its local branches in connection with their direct or indirect offshore investment activities.  See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.” These regulations and rules apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under Circular 37, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore company for the purpose of investment or capital financing with assets or equities of PRC enterprises or with offshore assets or equities legally held by such PRC resident, referred to as offshore special purpose vehicles, or Offshore SPV, is required to register that investment with SAFE or its local branches.  In addition, any PRC resident who is a direct or indirect shareholder of an Offshore SPV is required to update the previously filed registration with SAFE or its local branches, as the case may be, to reflect any material change with respect to such PRC resident’s investment in the Offshore SPV, including the changes of basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division.  If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that Offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries.  Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our relevant shareholders who are subject to the SAFE regulations to make the necessary registrations under the SAFE regulations.  However, we may not be fully informed of the identities of the beneficial owners of our company.  Our shareholders, including Mr. Ligang Zhang, Mr. Boquan He, Ms. Feiyan Huang, Mr. Wenqing Tan, Mr. Minjian Shi, Ms. Yafang Zhou, Mr. Ning Huang, Mr. Yihuang Hu and Mr. Baoqing Liu, have completed their registrations pursuant to Circular 37. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 37 in a timely manner or at all, or will comply with the requirements under Circular 37 or other related rules in the future.  Any failure by our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on the ability of our PRC subsidiaries to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China.  As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.  If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.  Under PRC laws and regulations, our PRC subsidiaries, as foreign-invested enterprises in the PRC, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations.  In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital.  At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff welfare and bonus fund.  These enterprise expansion reserve and staff welfare and bonus funds are not distributable as cash dividends.  As of March 31, 2016, except for iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guangzhou Huanshi East/Tianghe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing and iKang Fuzhou Gulou, none of our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries had a statutory reserve fund that reached 50% of their respective registered capital.  Therefore, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries (except for iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guangzhou Huanshi East/Tianghe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing and iKang Fuzhou Gulou) would continue to allocate at least 10% of their respective after-tax profits to the statutory reserve fund until the aggregate amount of such a fund reaches the 50% threshold.

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

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries are restricted from transferring a portion of their net assets to us.  Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries, affiliated PRC entities and their respective subsidiaries.  The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and affiliated PRC entities not available for distribution was US$216.3 million as of March 31, 2016.

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

As the offshore holding company of our PRC subsidiaries, any capital contributions or loans that we make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations.  Any loans by us to our PRC subsidiaries to finance the operations of our PRC subsidiaries, which are foreign-invested enterprises, may not exceed statutory limits and are required to be registered with SAFE or its local branches.  We may also decide to finance our PRC subsidiaries by means of capital contributions.  These capital contributions must be approved by the MOFCOM or its local branches.  We cannot assure you that we will be able to obtain these government approvals or registrations on a timely basis, if at all.  If we fail to obtain such approvals or registrations, our ability to use our net proceeds from our initial public offering and to capitalize our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated the SAFE Circular 142, which provided that the registered capital of a foreign-invested company converted from foreign currencies may (1) only be used for purposes within the business scope approved by the applicable governmental authority and (2) not be used for equity investments by the foreign-invested company within the PRC unless otherwise provided.  Furthermore, SAFE promulgated the SAFE Circular 45, in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide entrusted loans or repay inter-company loans.  On March 30, 2015, SAFE promulgated the SAFE Circular 19, which has taken effective and replaced the SAFE Circular 142 since June 1, 2015.  Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises can be settled at the banks based on the actual operation needs of the enterprises subject to certain restrictions.  The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%.  However, the SAFE regulations and rules may still significantly limit our ability to transfer the net proceeds from our securities offering to our affiliated PRC entities or their respective subsidiaries through our PRC subsidiaries in China, which may adversely affect the business expansion of our affiliated PRC entities or their respective subsidiaries, and our affiliated PRC entities and their respective subsidiaries may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the China.  See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC domestic individuals may subject such employees or us to fines and legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007, or Circular 78.  Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures.  Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants.  Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers.  In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.  We and our PRC resident employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the NASDAQ.  If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected.  See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

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

The hedging options available in China to reduce our exposure to exchange rate fluctuations are fairly limited.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all.  In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of the U.S.-listed companies and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the U.S. laws to undergo regular inspections by the PCAOB to assess its compliance with the U.S. laws and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities, our auditors are not inspected by the PCAOB.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs.  Since our ADSs became listed on the NASDAQ on April 9, 2014, the trading price of our ADSs has ranged from US$10.20 to US$22.86 per ADS, and the last reported trading price on July 28, 2016 was US$18.46 per ADS.  The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

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

We granted share options to our employees and advisors in 2004 to 2014.  In February and April 2013 and March 2014, we established three Share Incentive Plans to help us recruit and retain key employees, directors and consultants by providing incentives through the granting of equity awards.  Under those Share Incentive Plans, we may issue equity awards in the form of share options, restricted shares or share appreciation rights.  The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3,074,000 Class A common shares, assuming full exercise of all awards that may be granted under these three share incentive plans.  As of March 31, 2016, there were 889,174 options and warrants outstanding, which entitle their holders to purchase a total of 889,174 Class A common shares.  The exercise of options we have granted would result in a reduction in the percentage of ownership of the existing holders of Class A common shares and of ADSs, and therefore could result in a dilution in the earnings per common share and per ADS.  You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

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

As a result of the disparate voting power attached to these two classes of common shares and the concentration of ownership, as of June 30, 2016, Mr. Ligang Zhang owned approximately 34.5% of the total voting power represented by our outstanding common shares and has substantial influence over our business.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.  This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.  As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

Anti-takeover provisions in our articles of association and rights agreement could have a material adverse effect on the rights of holders of our common shares and ADSs.

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

On December 2, 2015, our board of directors adopted a rights agreement between us and American Stock Transfer & Trust Company, L.L.C., as the rights agent. This agreement provides, among other things, that when specified events occur, our shareholders of Class A common shares and Class C common shares will be entitled to purchase from us one Class A common share for an exercise price of $80 for each common share they own.  Such purchase rights are triggered by the earlier to occur of (1) our announcement that a person or group has acquired 10% or more of our Class A common shares or the date and time on which any such person or group has acquired more than 50% of our Class A common shares, and (2) the tenth business day, or such later date designated by our board of directors, after any person or group commences a tender or exchange offer that will result in such person or group owning 10% or more of our Class A common shares. The issuance of Class A common shares pursuant to this rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

You may have difficulties in enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States.  Substantially all of our current business and operations are conducted in China.  In addition, except for Thomas McCoy Roberts, none of our directors and officers is a citizen or resident of the United States, and a substantial portion of the assets of these persons is located outside the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income.  Passive income generally includes dividends, interest, rents, royalties and certain gains.

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of the ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2016.  However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules.  Because the treatment of the contractual arrangements is not entirely clear, because we hold and expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year.  If we were a PFIC for any taxable year during which a U.S. person owned an ADS or a Class A common share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to the U.S. person.  See “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai Guobin Medical Holding Co., Ltd. which changed its name to iKang Healthcare Technology Group Co., Ltd. in November 2014, or iKang Holding, in connection with a business combination, and entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over iKang Holding.  Since the transactions between Beijing iKang and iKang Holding in 2007 till March 31, 2016, in an effort to further expand our services coverage in China, iKang Holding and its subsidiaries acquired or constructed 86 medical centers in China.

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

In July 2013, our company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, which entered into a series of contractual arrangements with Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, and Yuanhua Information’s shareholders through which Yuanhua WFOE gained effective control over the operations of Yuanhua Information.  Yuanhua Information and Shanghai Yuanhua Clinic Co., Ltd., a subsidiary of Yuanhua Information, provide medical examination related services in China.  Over the years Yuanhua WFOE has cultivated a brand name as a high end medical service provider and a loyal and stable client base.  After the acquisition in 2013, Yuanhua WFOE has continued to operate under its own brand and management independently, which has been in a competing position with the medical centers under iKang brand.  As a result, 96% and 95% of Yuanhua WFOE’s revenue in fiscal 2014 and fiscal 2015, respectively, was generated from the medical services provided by itself and its contracted third party service providers other than the medical centers under iKang brand.

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

Our principal executive offices are located at B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.  Our telephone number at this address is +(8610) 5320-6688.  Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

Proposed Going-private Transaction

On August 31, 2015, our board of directors received a preliminary non-binding proposal letter from Mr. Ligang Zhang, our chairman and chief executive officer, and certain of his affiliated entities, and FV Investment Holdings, or the Founder Buyer Group when together with Mr. Zhang and his affiliated entities, proposing to acquire all of our outstanding Class A common shares in a going-private transaction for US$17.80 per ADS, or US$35.60 per Class A common share, in cash.

On September 10, 2015, a special committee of our board of directors, consisting solely of independent directors, was formed and proceeded to consider the proposed going-private transaction and to negotiate with the Founder Buyer Group as it existed from time to time, while considering other strategic options available to us, with the aid of J.P. Morgan Securities (Asia Pacific) Limited as our financial adviser, Simpson Thacher & Bartlett as our international legal counsel and Walkers as our Cayman Islands legal counsel.

On November 29, 2015, our board of directors received a preliminary non-binding proposal letter from Meinian Onehealth Healthcare Group Co. (formerly known as Jiangsu Sanyou Group Co., Ltd.), or Meinian, Cathay Capital Private Equity SAS, Shenzhen Ping An Decheng Investment Co., Ltd., Taiping Guofa (Suzhou) Capital Management Co., Ltd., Sequoia China Investment Management LLP and Huatai Ruilian Fund Management Co., Ltd., or collectively the Meinian Buyer Group, proposing to acquire all of our outstanding Class A common shares, or Class A Shares, and Class C common shares, or the Shares when together with Class A Shares, in a going-private transaction for US$22.00 per ADS, or US$44.00 per Share, in cash.

On June 6, 2016, our board of directors received a preliminary non-binding proposal letter from Yunfeng Capital, proposing to acquire all of the Shares in a going-private transaction for US$20.00 to US$25.00 per ADS, or US$40.00 to US$50.00 per Share, in cash.

On June 7, 2016, the special committee of independent directors was notified that Mr. Zhang and certain of his affiliated entities determined to withdraw from the Founder Buyer Group and withdraw their prior going private proposal made on August 31, 2015, as disclosed in the Schedule 13D/A filed by Mr. Zhang and certain of his affiliates on June 7, 2016.

On June 8, 2016, the special committee of independent directors was also notified that Meinian determined to withdraw from the Meinian Buyer Group and determined that it would not submit a binding offer for a going private transaction involving our company. We understand that Meinian publicly announced, on June 8, 2016, that it was withdrawing from the Meinian Buyer Group and that the Meinian Buyer Group would not submit a binding offer for a going private transaction involving our company.

As of the date of this annual report, the special committee of independent directors is in the process of carefully considering and evaluating, with the assistance of the special committee’s independent financial and legal advisors, the proposal from Yunfeng Capital, as well as our strategic alternatives.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ.  See “Item 3.D. Risk Factors — Risks Related to Our Business — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

Equity Investment in New China Life Insurance Health Investment Management Co., Ltd.

In February 2016, we completed a strategic equity investment in New China Life Insurance Health Investment Management Co., Ltd., or NCI Health, at a total price of RMB765.0 million.  After the foregoing investment, New China Life Insurance Co., Ltd., we and another investor hold 45%, 45% and 10% equity interest in NCI Health, respectively.

B.            BUSINESS OVERVIEW

Overview

We provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services including disease screening, dental services and other services in China.  As of March 31, 2016, our nationwide network consisted of 86 self-owned medical centers, which contributed the majority of our revenue and our self-owned medical center network covered 25 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Shenyang, Changsha, Wuhan, Yinchuan, Yantai, Weihai, Weifang, Foshan, Xi’an, Wuhu and Guiyang, as well as Hong Kong.  We have also supplemented our self-owned medical center network by contracting with approximately 400 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows us to serve our customers in markets where we do not have self-owned medical centers.

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

We intend to further strengthen our leading position in the private healthcare services market in China and achieve future growth by transforming ourselves into an integrated health management company.  To achieve this goal, we have launched two Apps including a personalized medical examination App to offer customized medical examination services and a doctoral referral App to offer one-stop mobile medical services platform among patients, hospitals and doctors.  In addition, we will continue to diversify our service offerings by providing a full-range of dental services in our medical centers as well as high-quality outpatient services through collaborating with top doctors from public hospitals.

Our net revenues were US$202.3 million, US$290.8 million and US$370.8 million for fiscal 2013, 2014 and 2015, respectively.

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

(1) disease screening focusing on cancer screening, cardiovascular disease screening, certain chronic disease screening and functional medicine testing;

(2) dental care including oral health, pediatric dentistry, cosmetic dentistry, orthodontics and dental implants;

(3) outpatient services such as acupuncture, Chinese medicine, gynecology, internal medicine, obstetrics, ophthalmology, pediatrics, urology and minor surgery; and

(4) on-site healthcare management or clinics at certain locations wherein we assign small medical teams to provide scheduling services or operate primary care clinics on the premises of a customer.

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

We provide services through our nationwide network of self-owned medical centers and the facilities of third-party service providers.  We integrate the scheduling of and payment for services provided by third-party service providers through our online and telephonic healthcare management and consulting system which allows the employees or clients of our corporate customers and individual customers to make reservations online or by phone for (1) medical examination services at our 86 self-owned centers and approximately 400 third-party service providers in approximately 177 cities as of March 31, 2016 and (2) outpatient services at nine of our self-owned medical centers and dental treatment at 37 of our self-owned medical centers.  In fiscal 2013, 2014 and 2015, we served 94.6%, 94.8% and 95.4% of our customers in our self-owned medical centers and the remaining approximately 5.4%, 5.2% and 4.6% through our third party providers, respectively.  In fiscal 2013, 2014 and 2015, the number of visits to our self-owned medical centers amounted to approximately 2,519,000, 3,370,000 and 4,363,000, respectively, while the number of visits to third party service providers amounted to approximately 143,000, 184,000 and 212,000, respectively.

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

Our Self-Owned Medical Centers

As of March 31, 2016, we owned and operated an extensive network of 86 medical centers located in 25 of China’s most affluent cities and Hong Kong.  Our self-owned medical centers are typically located at prime locations, including areas that are adjacent to financial and commercial centers or otherwise easily accessible by our customers.  The following table shows certain information about our network of self-owned medical centers by geographic location as of March 31, 2016.

		Medical Center	Year Acquired(1) or Constructed
Beijing
	1	iKang Beijing Ritan	Acquired in 2006
	2	iKang Beijing Lidu	Acquired in 2007
	3	iKang Beijing Jianguomen	Constructed in 2008
	4	iKang Beijing Zhongguancun	Constructed in 2008
	5	iKang Beijing Yansha East	Acquired in 2008
	6	iKang Beijing Xuanwumen	Constructed in 2010
	7	iKang Beijing Xinei	Constructed in 2012
	8	iKang Beijing Jun’an(4)	Constructed in 2013
	9	iKang Beijing Yayun	Constructed in 2013
	10	iKang Beijing Baishi	Constructed in 2014
	11	iKang Beijing Wanzhishou	Constructed in 2014
	12	Beijing Zhenjing	Acquired in 2015
	13	Beijing iKang Zhuoyue Jingxi	Acquired in 2015
	14	Beijing Tianjian Sunny Health Anhuaqiao	Acquired in 2015
	15	Beijing Tianjian Sunny Health Fengtai	Acquired in 2015
	16	Beijing iKang Guobin Sunny Jingchao	Acquired in 2015
	17	Beijing iKang Guobin Sunny Jingchun	Acquired in 2015
	18	Sinopharm Sunny Health Konggang(5)	Acquired in 2015
Shanghai
	19	iKang Shanghai Gubei	Acquired in 2007(2)
	20	iKang Shanghai Pudong Avenue	Acquired in 2007(2)
	21	iKang Shanghai Xikang Road	Acquired in 2007(2)
	22	iKang Shanghai Yangpu	Constructed in 2008
	23	iKang Shanghai Lujiazui	Acquired in 2010
	24	iKang Shanghai Jing’an	Acquired in 2012
	25	iKang Shanghai Zhonghuan	Acquired in 2012
	26	iKang Shanghai Yan’an East Road	Constructed in 2012
	27	iKang Shanghai Yan’an West Road	Constructed in 2012
	28	iKang Shanghai Jianwei	Acquired in 2012
	29	Shanghai Yuanhua Clinic Co., Ltd.	Acquired in 2013
	30	Shanghai Huajian	Acquired in 2014
	31	Shanghai Jinxiu Huajian	Acquired in 2014
	32	Shanghai Jinshen Huajian	Acquired in 2014
	33	Shanghai Zhenjing	Acquired in 2015
Shenzhen
	34	iKang Shenzhen Nanshan	Acquired in 2007
	35	iKang Shenzhen Luohu	Acquired in 2008
	36	iKang Shenzhen Futian	Acquired in 2011
	37	iKang Shenzhen Kefa	Acquired in 2013
Guangzhou
	38	iKang Guangzhou Huanshi East	Acquired in 2007(2)
	39	iKang Guangzhou Tianhe(3)	Constructed in 2008
	40	iKang Guangzhou Wokang	Acquired in 2012
	41	Guangzhou Zhujiang New City(4)	Constructed in 2015
	42	Guangzhou Zhenxing Traditional Chinese Medical	Acquired in 2015
Nanjing
	43	iKang Nanjing Xinjiekou	Acquired in 2008
	44	iKang Nanjing Gulou	Acquired in 2011
	45	iKang Nanjing Aoyang(4)	Acquired in 2013
	46	iKang Nanjing Hedingqiao	Constructed in 2015
Chengdu
	47	iKang Chengdu Waishuangnan	Constructed in 2009
	48	iKang Chengdu Jinjiang	Constructed in 2012
	49	Chengdu Gaoxin iKang West City	Constructed in 2014
	50	Chengdu iKang Guobin Ommay Health Examination Hospital	Acquired in 2015

		Medical Center	Year Acquired(1) or Constructed
Hangzhou
	51	iKang Hangzhou Xixi	Constructed in 2010
	52	iKang Hangzhou Wenhui	Constructed in 2012
	53	Hangzhou Aibo	Acquired in 2013
	54	Hangzhou Beige Jiuhuan Road(6)	Acquired in 2015
	55	Hangzhou Beige Dongxin Road(6)	Acquired in 2015
	56	iKang Hangzhou Jiangnan Avenue	Constructed in 2015
Fuzhou
	57	iKang Fuzhou Gulou	Constructed in 2011
Tianjin
	58	iKang Tianjin Heping	Constructed in 2012
	59	iKang Tianjin Hedong Dongrun	Acquired in 2015
	60	iKang Tianjin Hexi Fenghui	Acquired in 2015
	61	iKang Tianjin Hexi	Constructed in 2015
Chongqing
	62	iKang Chongqing	Constructed in 2012
	63	Chongqing iKang Zhuoyue	Constructed in 2015
Suzhou
	64	iKang Suzhou	Constructed in 2012
Changchun
	65	iKang Changchun	Acquired in 2012
Jiangyin
	66	iKang Jiangyin	Constructed in 2013
Changzhou
	67	iKang Changzhou	Constructed in 2014
Shenyang
	68	iKang Shenyang Hospital	Acquired in 2014
	69	iKang Shenyang Ningshan Hospital	Acquired in 2014
	70	Gold iKang Shenyang Hospital	Acquired in 2014
Changsha
	71	iKang Changsha	Acquired in 2015
Wuhan
	72	iKang Wuhan	Acquired in 2015
Yinchuan
	73	iKang Yinchuan	Acquired in 2015
Yantai
	74	iKang Yantai	Acquired in 2015
	75	iKang Yantai Health Examination	Acquired in 2015
	76	iKang Yantai Health Examination Laishan	Acquired in 2015
Weihai
	77	iKang Weihai Medical Examination	Acquired in 2015
Weifang
	78	iKang Weifang	Acquired in 2015
Foshan
	79	iKang Foshan	Constructed in 2015
Xi’an
	80	Xi’an Lianhu Yinglun Hospital	Acquired in 2015
	81	Xi’an Yanta Yinglun	Acquired in 2015
	82	Xi’an Weiyang Yinglun	Acquired in 2015
Wuhu
	83	iKang Wuhu	Constructed in 2015
Guiyang
	84	iKang Guiyang	Acquired in 2015
Hong Kong
	85	MediFast (Hong Kong) Ltd. (Causeway Bay)	Acquired in 2014
	86	MediFast (Hong Kong) Ltd. (Kowloon)	Acquired in 2014

(1)         “Acquired” in this table and in this Business section refers to either gaining effective control through contractual arrangements or ownership through share purchase of the operating subsidiary by our affiliated PRC entity. See “Item 4.C. Organizational Structure.”

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

(5)         Currently in the process of deregistration.  We are setting up a new medical center under our brand name “iKang Guobin” at its premises.

(6)   Currently operated primarily by the minority shareholders or their parent company.

Our self-owned medical centers primarily offer a wide range of medical examination services.  A customer undergoing a medical examination at our medical centers receives additional professional consultation and, if needed, medical referral services.

A typical iKang medical center occupies 2,500 square meters and has the capacity to perform approximately 350 medical examinations per day.  In measuring the maximum capacity of each of our self-owned medical centers, we take into account the fact that certain medical examinations can only be scheduled during limited hours in the morning and a number of other factors including center size, the number of examination rooms, the number of medical equipment and medical staff.  In fiscal 2013, 2014 and 2015, our self-owned medical centers performed approximately 2.5 million, 3.4 million and 4.4 million medical examinations, respectively.  When we open a new medical center in a region that is already served by existing medical centers, this increases our service capacity in that region and provides more choices for corporate customers.  Some existing corporate customers will choose to be serviced at the newly opened center based on convenient location or other factors.  In addition, the sales and marketing team for that region will often refer and encourage existing corporate customers to use the services at the newly opened medical center primarily based on the capacity and utilization of each medical center in this region.

Each of our medical centers is equipped with x-ray and ultrasound machines.  In 39 of our medical centers, we maintain a VIP area where we offer our higher billing customers a more comfortable, spacious and private environment and shorter waiting time as well as personal guidance during the entire examination process.

Since September 2013, we have opened four high-end medical examination centers under our iKang Evergreen brand in Beijing, Nanjing, Guangzhou and Hangzhou, respectively, targeting high-net-worth individuals.  Our iKang Evergreen centers feature more upscale and comfortable environment and allow customers greater privacy, customized services and more individual attention.  We provide in our iKang Evergreen centers comprehensive and state-of-the-art medical examination services using advanced equipment.  In addition, in March 2015, we acquired a 70% equity interest in WA Centers HK limited, or WA Health Care, which is a provider of high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing.

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

Our Third-Party Service Providers

In order to better serve our customers, especially those corporate customers with a nationwide presence, we work with approximately 400 medical examination centers, third-party hospitals and outpatient clinics to provide (1) medical examinations or disease screening services in locations that complement those that we provide or that are more convenient to our customers by virtue of their geographic locations, and (2) inpatient care, outpatient services, specialized testing or dental care that we do not provide.  We primarily utilize the services of our third-party service providers when our corporate customers request services in locations where we do not operate our self-owned medical centers.  We pay service fees to such service providers based on the number of medical examinations and services they perform for our customers.

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

We have established a customer complaint management system which generally requires (1) urgent complaints and major complaints to be responded to within an hour and resolved within 24 hours and (2) other complaints to be responded to and resolved within one business day.  We had a customer service team of 980 full-time employees comprised of personnel at our call centers and onsite at our medical centers as of March 31, 2016, and one of their functions is to address customer complaints on a 24/7 basis.  Our quality management center, VIP service center, project execution department, product department, sales department, health examination clinics and the medical service provider department, as applicable, work with our customer service team to resolve complaints in a timely and effective manner by following our complaint-processing procedure.

We have implemented a confidential information security policy which requires, among others, (1) all of our employees to keep all customer data confidential and to receive mandatory training on our information security policies; (2) to adopt security measures in the transmission, storage and disposal of customer data; (3) access to customer data to be given only to employees who require such access to carry out his or her work assignment, and all hardcopies and electronic copies of such customer data to be removed upon the completion of the relevant work assignment; (4) customer data to be used only for the purpose of providing services to the customers themselves and for research purposes, in which case, on an anonymous basis; and (5) that all of our vendors and consultants who need to have access to our customer data shall go through background checks and sign written contracts which impose obligations to comply with our information security policies, and such access shall be terminated immediately upon the completion of the relevant assignment.

We have also established various measures to ensure our network and data security, including (1) a web application firewall system to block attacks and unfriendly access from external sources and to prevent the loss of data; (2) a database auditing system to monitor and analyze all internal data access requests and to identify and deny suspicious data access requests; (3) an Internet access gateway at each of our clinics to control and ensure the security of data exchange between the clinic and our central database; and (4) Internet gateways and firewalls to restrict access to external network from our internal computer network.

Online and Telephonic Healthcare Management and Consultation

We operate an online and telephonic health management and consultation system which provides our customers with convenient and hassle-free access to our nationwide network.  We integrate third-party service providers into our network through customer scheduling and payment systems.

We have call centers in Beijing, Shanghai and Guangzhou which have 219 seats in total equipped with a modern computer telephony interface system that has been certified to ISO 9001 standards and that interconnects with our customer relationship management, management information and enterprise resource planning systems.  We operate the center using one nationwide hotline for which callers are only charged for the cost of a local call.  Our call centers have (1) operations personnel who answer calls and communicate with customers and provide consultation services through our online dialogue system, make appointments for medical examinations and outpatient care and receive customer feedback; (2) supporting staff responsible for quality control, complaints, hiring, training, data analysis and nationwide scheduling of support to all centers; and (3) staff who serve third-party service providers including taking and confirming orders, following up on overdue payments, managing data, settlement and remote area service.

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

Servers and Bandwidth.  We own over 61 servers which are currently located in leased space within the Beijing Internet data center of a third-party content distribution network, or CDN, provider.  Our CDN provider provides us with access to bandwidth from China Telecom and China Unicom, two of China’s three major telecommunications carriers.  We do not have a separate agreement for mobile bandwidth.  Our CDN provider provides the leased space for our servers and the Internet connectivity, but the servers are maintained by our information technology staff.  The CDN provider has no access to their contents.  Our disaster recovery plan works on two levels: (1) real-time movement of data to other host servers if necessary or (2) complete system restoration using backup files that are created weekly and stored separate from the servers where the data originated.

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

As of March 31, 2016, we employed 97 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to two information technology staff depending on the number of self-owned medical centers in close proximity.

We rely on the intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights.  We have registered 16 copyrighted software programs that we developed ourselves for managing our operations.  In addition, we entered into a confidentiality agreement with each of our employees pursuant to which prohibit our employees from disclosing any confidential information concerning our proprietary technology.

Sales and Marketing

We have a professional and experienced sales team of 2,268 personnel as of March 31, 2016 targeting mid to large size corporate customers.  Our sales force is organized by geographic region, industry and customer type such as multinational companies, PRC state-owned entities, private-owned enterprises and government agencies.  We have multiple sales and marketing channels including:

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

Business Development

We have grown our business through the construction of new centers and through selective acquisitions of businesses and assets from third parties.  Among the 86 self-owned medical centers as of March 31, 2016, we acquired 56 medical centers through strategic acquisitions and constructed the other 30.

We have developed a set of rigorous criteria that allows us, together with market intelligence from our medical centers, to identify the most attractive medical centers for acquisition or construction.  Our main criteria include: (1) the level of economic development of the city where the medical center is located, and (2) the location of the center in proximity to the city center and business districts.  For acquisitions, in addition to the above criteria, we take into account (1) the size and interior design of the facility; and (2) the rent and acquisition price.  There are typically ten different government approvals, licenses or permits associated with opening a new center which in our experience in total require an average of four-six months to obtain.  The two permits typically requiring the longest amount of time are the environmental impact statement (90 days) and the radiation safety permit (90 days).

In order to meet the increasing need of our corporate customers to provide their employees nationwide standardized coverage through a single provider, we plan to extend the reach of our self-owned medical centers into additional affluent cities beyond the ones in which we currently operate by strategically acquiring or constructing new medical centers.

Customers

Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices.  We also directly market our services to individual customers.  In fiscal 2013, 2014 and 2015, we had approximately 17,200, 24,200 and 30,900 corporate customers, respectively, and approximately 283,000, 450,700 and 518,500 individual customers, respectively.  Total customer visits increased from approximately 2,662,000 in fiscal 2013 to approximately 3,554,000 in fiscal 2014, and further to approximately 4,575,000 in fiscal 2015.  In fiscal 2013, 2014 and 2015, 86.0%, 83.5% and 83.6% of our net revenues was derived from corporate customers, and 14.0%, 16.5% and 16.4% from individual customers, respectively.

Corporate Accounts

As of March 31, 2016, we had corporate accounts with multinational corporations, private enterprises, government agencies and state-owned enterprises.  Our top customers in terms of revenues in fiscal 2015 included banks, insurance companies, energy companies, media and telecommunications companies.  We have grown our portfolio of corporate customers from approximately 17,200 corporate customers in fiscal 2013 to 24,200 corporate customers in fiscal 2014, and further to approximately 30,900 corporate customers in fiscal 2015.  These large corporations seek to build healthier and more productive employees by providing them with healthcare benefits such as annual medical examinations and disease screening options that are typically not included in government-required health insurance plans.  Certain of our corporate customers contract us to provide services to certain of their clients as a benefit of their company-client relationship.

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

Individual Accounts

Individual customers contributed 14.0%, 16.5% and 16.4% of our net revenues in fiscal 2013, 2014 and 2015, respectively.  However, we view individual accounts as an important long-term growth driver, and we plan to utilize various sales, marketing and communication strategies to further enhance our brand awareness to grow our individual customer base.  In particular, we are planning to increase marketing through Internet channels, large scale advertisement and targeted advertisement through channels catering to health-conscious individuals.

High Net-worth Individuals

Since September 2013, we have opened four high-end medical examination centers under our iKang Evergreen brand in Beijing, Nanjing, Guangzhou, and Hangzhou, respectively, providing in-depth medical examination services, cancer screening services and early detection and prevention services of cardiovascular diseases.  In addition to the regular checkups, our iKang Evergreen centers offer MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations.  Over time we seek to broaden the target customer base beyond executives whose packages are funded by their corporation to include executives, business leaders, celebrities and other high net-worth individuals seeking a more extensive and quality service approach to healthcare.  In addition, in March 2015, we acquired a 70% equity interest in WA Health Care, which is a provider of high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing.

Suppliers

We procure consumables, reagents and the associated testing instruments, durable medical equipment, other miscellaneous equipment and outsourced services from third-party suppliers and service providers.  We are not substantially dependent on any of our suppliers.

Costs related to medical consumables accounted for 37.5%, 37.4% and 36.2% of our cost of revenues in fiscal 2013, 2014 and 2015, respectively.  We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, including Roche and Siemens, which enables our medical centers to obtain favorable prices for medical consumables and therefore lowers our costs.  We regularly monitor usage at our self-owned centers to minimize costs.

We purchase reagents and the associated equipment for testing the biological samples through two different forms of purchasing arrangements: (1) the reagent manufacturer provides us with complimentary machines to use with their reagent pursuant to an agreement to purchase the reagent exclusively from them, and (2) we purchase a specific testing machine and the contract will include free supplies of the relevant reagent.

We own all the major medical equipment in our medical centers.  We primarily purchase our major medical equipment that are manufactured by recognized manufacturers, including GE, Philips, Siemens, Roche, Beckman, Olympus, Hologic, Kodak, Abbott, Hitachi, Toshiba and Sysmex.  We typically purchase medical equipment either through manufacturer-approved distributors in China or occasionally directly from the manufacturers if the terms of the sale are favorable.

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

Competition

The preventive healthcare services industry in China is still in the early stages of development and is highly fragmented.  We face significant competition from two main types of competitors: the medical examination departments of major public hospitals and private medical examination companies.  The private medical examination market is further segmented into (1) large national companies such as Ciming Checkup and Health 100; (2) regional providers such as Rich Health; and (3) numerous local independent medical examination centers located in nearly every city in China.

The principal competitive factors in the preventive healthcare services market primarily include:

(1)                                 value as measured by price and quality of service;

(2)                                 convenience and location in proximity to place of business or residence;

(3)                                 brand recognition and reputation; and

(4)                                 targeted marketing and customized services.

Intellectual Property

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property as critical to our competitiveness and success.  We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights.

As of March 31, 2016, we have registered 182 trademarks with the PRC Trademark Office of the State Administration for Industry and Commerce.  We own or possess the rights to 191 domain names that we use in connection with the operation of our business, and have copyrighted 16 software programs that we developed ourselves for managing our operations.  As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

For details of our litigation related to unauthorized use of our intellectual property and other proprietary information by third parties, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Government Regulations

Regulations Relating to Foreign Investment in Our Industry

According to the Catalog of Industries for Guiding Foreign Investment (2015 Revisions) promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, the establishment of medical institutions fell within the “restricted” category of industries for foreign investment in China.  Normally, foreign investors are restricted to establishing and operating medical service businesses via Sino-foreign cooperatives or equity joint ventures in accordance with the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions effective as of July 1, 2000 and its supplementary regulations, or the Sino-foreign Medical Institution Measures.  Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions.  In addition to the restrictions on the equity proportion of foreign investment, the Sino-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders. There is a breakthrough to the Sino-foreign Medical Institution Measures in Shanghai Pilot Free Trade Zone in accordance with the Interim Measures for the Administration of Wholly Foreign-owned Medical Institutions in China (Shanghai) Pilot Free Trade Zone effective as of November 13, 2013, that foreign medical institution are allowed to establish and operate a wholly foreign owned medical institution, company, enterprise or other economic entity in PRC, upon approval of the administrative authorities of the Chinese government.

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

We primarily operate our business in China via variable interest entities, or the VIEs, instead of wholly-owned subsidiaries due to the foresaid restrictions on equity proportion of foreign investment and qualification requirements on foreign investors.  See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities” and “— Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the adoption of new or revised of PRC laws relating to our corporate structure, corporate governance and business operations.”

Regulations Relating to Encouraging Private Capital Investment in Medical Institutions

The Private Capital Investment Circular (1) establishes priorities for using government resources to support private capital investment in medical institutions, including profit-driven medical institutions where there is a demand to adjust or extend medical resources; (2) encourages the use of private capital to privatize certain state-owned medical institutions subject to the requirements relating to the sale of state-owned assets; (3) states that restrictions on foreign investment in medical institutions should be lifted, including moving the medical institution industry from the restricted category to the permitted category in the foreign investment industry catalog and gradually lifting the 70% restriction on foreign ownership in medical institutions; and (4) reiterates that a non-profit medical institution should not distribute gains to its investors either as dividends or by other means whereas a profit-driven medical institution may distribute gains to its investors.

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

Regulation Relating to Administration of Medical Data

PRC laws generally require medical institutions to protect patients’ privacy and prohibit unauthorized disclosure of personal information.  According to the Medical Examination provisions, the medical institutions carrying out the medical examination shall not disseminate or disclose the personal information of the person undergoing such examination without the prior consent of the relevant person.  Moreover, a notice published by the general office of the NHFPC in January 2011 expressly provides that, a medical examination report of whatever nature shall be sealed and provided to the person who receives such examination or the person he designated and shall only be unsealed and read.  And the Guiding Opinions of the General Office of the State Council on Promoting and Regulating the Development of the Application of Health and Medical Data issued in June 2016 provides that, security technologies shall be improved to protect the privacy of patients, the commercial secrets and public safety in spite of the widely use of the Internet and big data.  Medical institutions or employees dealing with personal information of patient may be subject to infringement allegations from patients if they do not properly handle personnel information of such patients.  We are dealing with the personal information and result of medical examinations of the people who use our services when conducting our medical examination business.  See “Item 3.D. Risk Factors — Risks Related to Our Business — Failure to protect confidential information of our customers and their employees or clients and our online system against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations.”

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

However, such restrictions on practicing places have been gradually loosened since the promulgation of the Notice of the NHFPC on Relevant Issues regarding Doctors’ Practicing in Multiple Places in September 2009, the Notice of the NHFPC on Expansion of Pilot Locations regarding Doctors’ Practicing in Multiple Places in July 2011, and the Several Opinions on Advancing and Standardizing Doctors’ Practicing in Multiple Places in November 2014 (collectively the Multiple Places Practicing Rules).  In accordance with the Multiple Places Practicing Rules, doctors practicing in a medical institution may choose to work in another two medical institutions upon the approval of local health bureau provided that certain conditions are met, including the consent of the original medical institution and capabilities for practicing in multiple-institutions.  Each province shall select its pilot locations and submit its specific implementation plans to the NHFPC for approval before implementing the Multiple Places Practicing Rules.  The specific implementation plans for doctors’ multiple places practicing may vary from location to location.

Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises promulgated by the State Council with effect from January 2002 and as amended in September 2008 and February 2016, (1) a foreign investor may hold up to 50% equity interest in a value-added telecommunications services operator in China and (2) such foreign investor must have experience and have maintained a good track record in providing value-added telecommunications services overseas.

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

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, as amended in August 2008.  Under the Foreign Exchange Regulations and other relevant regulations and rules, Renminbi are freely convertible for current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions.  In order to convert Renminbi for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside the PRC, the prior approval of, or registration with, SAFE or its competent local branches is required.  See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues and financing proceeds effectively.”

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

Investment in Offshore Special Purpose Vehicles

In July 2014, SAFE issued the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Offshore Investment or Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 37, which became effective on July 4, 2014.  The Circular 37 superseded the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75.  Under Circular 37, PRC residents are required to register with SAFE or its local branches prior to establishing, or acquiring control of, an offshore company for the purpose of investment or financing that offshore company with equity interests in, or assets of, a PRC enterprise or with offshore equity interest or assets legally held by such PRC resident.  In addition, PRC residents are required to amend their registrations with SAFE and its local branches to reflect any material changes with respect to such PRC resident’s investment in such offshore company, including changes to basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division.  Furthermore, according to the relevant rules and regulations issued by SAFE, the shareholders, beneficial owners and/or the PRC operating subsidiaries who apply for remedial SAFE registrations under Circular 37 shall first be subject to various administrative sanctions, in accordance with the Foreign Currency Administration Regulations, before they can be granted a remedial SAFE registration.

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

Employee Stock Option Plan

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange, and SAFE issued implementation rules on January 5, 2007, as amended on May 29, 2016, both of which became effective on February 1, 2007.  Under these regulations, all foreign exchange matters pertaining to employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of SAFE or its authorized branches.  On February 15, 2012, SAFE promulgated Circular 7, which replaced Circular 78.

Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures.  Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants.  Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers.  In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.  We and our PRC resident employees who have been granted share options, or the PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the NASDAQ.  If we or the PRC option holders fail to comply with these rules, we or the PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected.  See “Item 4.B. Business Overview - Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

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

Trademark.  In accordance with the PRC Trademark Law, promulgated in August 1982, as amended by the Standing Committee of the NPC in February 1993, October 2001 and August 2013, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China.  The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes.

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

Patent.  In accordance with the PRC Patent Law, first promulgated on March 12, 1984, as amended by the Standing Committee of the NPC on September 4, 1992, August 25, 2000 and December 27, 2008, the State Intellectual Property Office is responsible for administering patents nationwide in the PRC and is solely responsible for accepting and reviewing patent applications and granting patent rights. The patent administration departments at the provincial or municipal level are responsible for administering patents within their respective jurisdictions.

Under the PRC Patent Law, patents are grouped into three categories: inventions, utility models and designs. The PRC patent system also adopts a “first-to-file” principle, which means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. In addition, the PRC Patent Law requires absolute novelty in order for an invention to be patentable. Under this requirement, any relevant written or oral publication, demonstration or use prior to filing a patent application may prevent an invention from being patented in the PRC. Patents for inventions remain valid for twenty years, and patents for utility models and designs remain valid for ten years, in each case from the filing date of the patent application.

In accordance with the PRC Patent Law, a patent application or patent right may be transferred between parties upon execution of a written agreement between the parties, which becomes effective upon registration with the State Intellectual Property Office.

Regulations Relating to Leased Property

Pursuant to the Administrative Rules of the Commercial Property Lease effective in February 2011 promulgated by the Ministry of Housing and Urban-Rural Development of the PRC, a property which falls within the following categories may not be leased: (1) being constructed in violation of laws, (2) failing to meet the mandatory safety requirements, or (3) being used for the purposes other than that permitted in its zoning area.  In addition, the parties to a property lease contract are required to make registrations for the leased property with competent PRC housing administration authorities.  Failure to comply with such registration requirement may subject the parties to a property lease contract to rectification orders issued by competent housing administration authorities which will specify a deadline for such registration.  If lessor or lessee does not complete the registration before the deadline, it may be subject to a fine from RMB1,000 (US$161) to RMB10,000 (US$1,610).  However, according to the Interpretation of the Supreme People’s Court’s on Several Questions Concerning Specific Laws Applicable to the Trial of Cases of Urban Property Lease Contract Disputes issued by the Supreme People’s Court of the PRC in July 2009, failure to register a lease contract with competent housing administration authorities does not affect the validity of such lease contract.  We usually request our landlords to complete the leasehold registration when we enter into lease agreements with them, but we do not terminate the lease merely because of the landlord’s failure to complete the registration.  We plan to request our landlords to complete the lease registration for our leased premises.  However, as such registration process requires the landlord’s cooperation, we may not be able to complete registration for all our leased premises in a timely manner or at all.  See “Item 3.D. Risk Factors — Risks Related to Our Business — The failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.”

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC tax resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.  The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise.  The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009.  Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following locations: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence.  Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and non-PRC persons such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test could be applied in determining the tax residency status of offshore enterprises.  On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates which to become effective on October 1, 2016, to provide further guidance on the implementation of Circular 82.  Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration.  Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.  On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities.  Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards.  Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises.

There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary.  Despite the present uncertainties resulting from the limited PRC tax guidance on this issue, we do not believe that the legal entities organized outside of the PRC within our Group should be treated as PRC resident enterprises for EIT law purposes.  If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Circular 82 and Bulletin 45.  As a result, it is not certain that such dividends will not be subject to PRC withholding tax as the SAT and other PRC authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes.  In addition, the EIT Law Implementation Regulations provide that, (1) if an enterprise that distributes dividends is domiciled in the PRC, or (2) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income.  It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident.  As a result, if we were deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC shareholders or ADS holders which are non-PRC enterprises, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and become subject to PRC withholding tax of 10%, unless a reduced rate is provided under applicable tax treaties.

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

In connection with the EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which is partially amended by Notice of the Ministry of Finance and the State Administration of Taxation on Issues Relating to Handling Enterprise Income Tax in Promoting Enterprise Restructuring (2014).  On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, which is partially revealed by Announcement of State Administration of Taxation on Issues Relating to Application of Special Tax Treatment for Equity Transfer by Non-resident Enterprises(2013) and Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (2015).  Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008.  Further, on July 26, 2010, the SAT issued the Measures for the Enterprise Income Tax Administration of Enterprise Restructuring, which became effective retroactively as of January 1, 2010 and partially revealed by Announcement of the State Administration of Taxation on Several Issues Relating to Administration of Levying and Collection of Enterprise Income Tax on Restructuring of Enterprises(2015).  Subsequently, on February 3, 2015, the SAT issued Announcement on Several Issues regarding the Indirect Assets Transfer by Non-resident Enterprises, or Bulletin 7, which replaces certain provisions under Circular 698 and issues more detailed rules as to the tax administration over indirect transfers by non-resident enterprises.  Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect.  By promulgating and implementing these three regulations, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.  Under Bulletin 7, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise or other taxable PRC assets indirectly via disposing of the equity or other similar interests of an overseas holding company, or Indirect Transfer, and such Indirect Transfer lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, such Indirect Transfer may be treated as direct transfer of equity interests in the PRC resident enterprise or other taxable PRC assets and as a result, any gain from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% (or PRC enterprise income tax at the rate of 25% if the transferred asset relates to the asset of a permanent establishment in China).  The payer of transfer proceeds under such an Indirect Transfer of equity interests in a PRC resident enterprise is obligated to withhold the aforesaid PRC withholding tax.  If the payer fails to make such withholding, it may be subject to an administrative fine ranging from 50% to 300% of the amount of tax that was not withheld which may be reduced or exonerated in certain circumstances.  Further, the transferor under Indirect Transfer must file and pay the withholding tax to the competent tax authority, or otherwise the tax authority may pursue the transferor for the unpaid withholding tax and impose a late payment interest.  In addition, the PRC tax authorities have the discretion under Circular 698 to make reasonable tax adjustments if the equity transfer between non-resident and its related party is not deemed to have been conducted at arm’s-length and results in a reduction of tax payments due.  See “Item 3.D.  Risk Factors — Risks Related to Doing Business in China — The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.”

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, promulgated by the State Council on December 13, 1993, as amended on November 10, 2008 and February 6, 2016 (effective on February 6, 2016), and the Rules for Implementation of Provisional Regulations on Value-Added Tax of the PRC promulgated by the Ministry of Finance on December 25, 1993, as amended on December 15, 2008  and on October 28, 2011, all entities and individuals engaged in selling goods, providing repair and placement services or importing goods into the PRC are generally subject to a value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received (with the exception of certain goods subject to a rate of 13% or lower), less any VAT already paid or borne by the taxpayer on goods or services purchased and utilized in the production of goods or provision of services that have generated the gross sales proceeds.

C.                                    ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of March 31, 2016.

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

(5)         Formerly known as Beijing iKang Online Technology Co., Ltd., or iKang Online.

(6)         Formerly known as Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding.

(7)         Formerly known as Beijing iKang Guobin Health Technology Co., Ltd.

As of March 31, 2016, we operated our businesses through the following significant subsidiaries and affiliated PRC entities.  For a complete list of subsidiaries, affiliated entities and subsidiaries of our affiliated PRC entities, see Exhibit 8.1.

Major Subsidiaries	Percentage of Ownership		Place of Incorporation
iKang Guobin Healthcare Group, Inc.	100%		British Virgin Islands
iKang Zhejiang, Inc.	72.58%		British Virgin Islands
iKang MRI Center, Limited	70%		British Virgin Islands
iKang mHealth, Inc.	70%		British Virgin Islands
Yuanhua Healthcare Limited	100%		Hong Kong
MediFast (Hong Kong) Limited	80%		Hong Kong
Bayley & Jackson (China) Medical Services Limited	100%		Hong Kong
iKang Health Cloud Technology Limited	100%		Hong Kong
WA Centers HK Limited	70%		Hong Kong
iKang MRI Center, Limited	100%		Hong Kong
China Private Physician’s Clinic Group, Limited	100%		Hong Kong
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.	100%		China
Shanghai iKang Co., Ltd.	100%		China
ShanghaiMed iKang, Inc.	100%		China
iKang Health Management (Zhejiang) Co., Ltd.	100%		China
Beijing Bayley & Jackson Clinic Co., Ltd.	70	%(1)	China
iKang (Shanghai) Financing Lease Co., Ltd.	100%		China
iKang Health Cloud (Beijing) Software Co., Ltd.	100%		China

(1)         The remaining 30% equity of Beijing Bayley & Jackson Clinic Co., Ltd. is held by iKang Online which is wholly owned by iKang Holding.

Affiliated Entities	Place of Incorporation
iKang Healthcare Technology Group Co., Ltd.(1)	China
Hangzhou iKang Guobin Clinic Co., Ltd.	China
Shanghai Yuanhua Information Technology Co., Ltd.	China
Jiandatong Health Technology (Beijing) Co., Ltd.	China

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

Our principal headquarters are located at Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.  We occupy and use this office space with a gross floor area of approximately 2,551 square meters, pursuant to a lease agreement entered into on April 1, 2013 and expiring on March 31, 2019.

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

A.                                    OPERATING RESULTS

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Our Customer Base

We generate a substantial majority of our revenues from our corporate customers.  In fiscal 2013, 2014 and 2015, we derived 86.0%, 83.5% and 83.6% of our net revenues, respectively, from our corporate customers.  Our corporate customers are consisted of multinational corporations, private enterprises, government agencies and state-owned enterprises.  The number of our corporate customers increased from approximately 17,200 in fiscal 2013 to approximately 24,200 in fiscal 2014, and further to approximately 30,900 in fiscal 2015.  The growth in our net revenues has been primarily driven by the increase in the number of corporate customers, which in turn increases the number of people who use our medical examination and disease screening services.  As corporate customers have represented a steady and increasing inflow of business in the past, we will continue to focus our marketing efforts on increasing our corporate customers and expect that corporate customers will continue to account for a significant majority of our revenues for the foreseeable future.

Net revenues from our individual customers accounted for 14.0%, 16.5% and 16.4% of our net revenues in fiscal 2013, 2014 and 2015, respectively.  We derive revenues from offering our individual customers comprehensive healthcare services, including medical examinations, disease screening and other health management services.  We view individual customers as an important long-term growth driver and plan to continue to grow our individual customer base.

Network of Self-Owned Medical Centers

Our ability to maintain or increase revenue depends, to a large extent, on the size of our nationwide network of self-owned medical centers.  In fiscal 2013, 2014 and 2015, we derived 93.6%, 93.6% and 94.6% of net revenues from our self-owned medical centers, respectively.  As a result, whether we can successfully expand our network of self-owned medical centers in response to our customers’ demand is one of the most important factors affecting our results of operations.

The table below shows the number of our self-owned medical centers in operation throughout the period indicated and the number of our newly opened or acquired centers during each period.

	Year Ended March 31,
	2014	2015	2016
Medical centers at the beginning of the period	36	45	58
Newly constructed medical centers during the period	4	4	6
Newly acquired medical centers during the period	5	10	22	(1)
Medical centers at the end of the period	45	58	86	(2)

(1)         We decided to set up a new medical center under our brand name “iKang Guobin” at the premises of an acquired medical center in Beijing, which is currently in the process of deregistration.

(2)         Among the 86 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

The expansion of our self-owned medical center network has been driven by developing new medical centers through construction and acquisition.  Each additional self-owned medical center increases the number of customer visits in our network and contributes to our continued revenue growth.  However, new medical centers developed through construction or acquisition generally involve a ramp-up period during which the operating efficiency of those medical centers may be lower than that of our established medical centers, which may negatively affect our profitability.  Our self-owned medical centers grew to 86 as of March 31, 2016 from 58 as of March 31, 2015.  Out of the 28 self-owned medical centers that were added to our medical center network in fiscal 2015, 22 medical centers were acquired and together contributed 5.4% of our net revenues in fiscal 2015.

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

Cooperative Arrangements with Third-Party Service Providers

A portion of our total net revenues is derived from services performed by third-party service providers to our customers under cooperative arrangements between us and third-party service providers in cities where we do not have self-owned medical centers.  In fiscal 2013, 2014 and 2015, 6.4%, 6.4% and 5.4% of our net revenues were attributable to services performed by third-party service providers, respectively.

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

Costs of Medical Consumables and Outsourced Services

Medical consumables, including reagents, testing instruments and other consumables used in medical tests and treatment, and costs for outsourced services, including medical tests conducted by qualified third-party laboratories and medical institutions and other services performed by third-party service providers to our customers, have been the largest component of our cost of revenues, representing 37.5%, 37.4% and 36.2% of our cost of revenues in fiscal 2013, 2014 and 2015, respectively.  We have set up a centralized purchasing system in each city in which we operate our self-owned medical centers with our main suppliers of general medical consumables and in particular for reagents which are relatively expensive.  Such centralized purchasing systems enable us to obtain more favorable pricing if we purchase a certain amount of medical consumables from a supplier within a given period of time.

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

We believe that the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of the contractual arrangements with iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong pursuant to the current PRC laws.  The shareholders of iKang Holding are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements.  However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of iKang Holding were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIE entities to not pay service fees under the contractual arrangements when required to do so.  See “Item 3.D.  Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities,” “— Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the adoption of new or revised of PRC laws relating to our corporate structure, corporate governance and business operations” and “— Risks Related to Our Corporate Structure — Shareholders of iKang Holding, Yuanhua Information or Beijing Jiandatong, our affiliated PRC entities, may have a potential conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.”

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

•                  overdue more than one year but less than 2 years: 20%; and

•                  overdue more than 2 years: 100%.

The following tables set forth the aging of our accounts receivables and provisions we made as of March 31, 2015 and 2016.

	As of March 31, 2015
Aging period	Gross Accounts receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivables
	(US$ in thousands, except percentages)
< 6 months	41,494	61.3	—	—	41,494
6 months - 1 year	11,367	16.8	(568)	(5)	10,794
1-2 years	9,206	13.6	(1,840)	(4)	7,362
2-3 years	4,019	5.9	(3,280)	(739)	—
> 3 years	1,619	2.4	(1,219)	(400)	—
Total	67,705	100.0	(6,907)	(1,148)	59,650

	As of March 31, 2016
Aging period	Gross Accounts receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivables
	(US$ in thousands, except percentages)
< 6 months	47,484	53.7	—	—	47,484
6 months - 1 year	15,565	17.6	(777)	—	14,788
1-2 years	14,859	16.8	(2,968)	—	11,891
2-3 years	6,859	7.8	(6,859)	—	—
> 3 years	3,725	4.2	(3,430)	(295)	—
Total	88,492	100.0	(14,034)	(295)	74,163

There are no uniform credit terms with our customers.  A 30% or more prepayment is required for a typical corporate customer contract.  Small corporate customers with a single contract amount under RMB100,000 (US$16,343) are required to settle the payment immediately after the services are provided while large corporate customers with a single contract amount of RMB100,000 (US$16,343) or above may settle the payment on a monthly or quarterly basis, on top of the prepayment made upon signing of the contracts.  Accounts receivable are collected at the joint efforts of sales representatives and accounting staff.  Periodically, accounting staff provide sales representatives with detailed information, including the amount of accounts receivable, the number of individuals who received medical examination services and the unit price per person under the contract.  Sales representatives confirm such information with the corporate customers, usually human resources staff who are responsible for the medical examination projects.  Once our services under a contract are performed, the final contract amount will be settled within one to six months.  For overdue accounts receivable from corporate customers due to their payment approval procedures or other reasons, we will consider their business reputation, financial condition, as well as their payment histories and may allow longer settlement period after our services are performed.  Aside from specific provisions, we provide 20% general provisions to accounts receivable aging from one year to two years and 100% general provision to accounts receivable aging beyond two years.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.  The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term growth rate for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.  The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions.  Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

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

Intangible assets with determinable useful lives are amortized on a straight-line basis.  We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows the asset is expected to generate.  If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.  In fiscal 2013, 2014 and 2015, no impairment losses of intangible assets were recognized.

The intangible assets included in our consolidated balance sheet as of March 31, 2015 and 2016 included trade name, operating license, customer relationship, contract backlog, favorable lease contract, and non-compete contract.

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

Fair Value of Common and Preferred Shares

Prior to the listing of our ADSs on the NASDAQ Global Select Market on April 9, 2014, we were a private company with no quoted market prices for our common and preferred shares.  We have therefore needed to make estimates of the fair value of our common and preferred shares at various dates for the purpose of determining the fair value of our shares: (1) at each date when we acquired another entity using our common shares and preferred shares as acquisition consideration, (2) at each date when we granted a share-based compensation award to our employees in order to determine the grant date fair value of such award, and (3) at the date of issuance of our convertible instruments in order to determine any beneficial conversion feature.

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

The major assumptions used in calculating the fair value of our common shares include:

•                  Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors.  In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in healthcare industry were selected for reference as our guideline companies.  To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the healthcare industry, the guideline companies were selected with consideration of the following factors: (1) the guideline companies should provide similar services, and (2) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly-listed companies in the United States as we plans to list our shares in the United States.

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

Business Acquisitions

Business acquisitions are recorded using the acquisition method of accounting.  The purchase price of an acquisition is allocated to the tangible assets, liabilities, and identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date.  The excess of the purchase price over those fair values is recorded as goodwill.

Acquisition-related expenses and restructuring costs are expensed as incurred.  Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and, if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Long-term Investments

Our long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

Cost-method Investments

For equity investments that are not considered as equity securities that have readily determinable fair values and over which we have neither significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.  Investments in limited partnerships over our operating and financing policies that we have virtually no influence and with investment less than 20% are accounted for using the cost method.

Under the cost method, we carry the investment at cost and recognize income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

Equity-method Investments

We apply the equity method to account for an equity investment in common stock or in-substance common stock over which we have significant influence but do not own a majority equity interest or otherwise control.  Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Under the equity method, we initially record our investment at cost and subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

Available-for-sale Investments

For investments in investees’ stocks that are determined to be debt securities, we account for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.  Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary.  The primary factors that we consider in our determination are the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other specific information such as recent financing rounds.  If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.  We estimate the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

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

	Year Ended March 31,
	2014		2015		2016
	Amount	Percentage of revenue	Amount	Percentage of revenue	Amount	Percentage of revenue
	(U.S. dollars in thousands, except percentages)
Net revenues	202,304	100.0	290,781	100.0	370,812	100.0
Cost of revenues	106,405	52.6	154,943	53.3	210,909	56.9
Gross profit	95,899	47.4	135,838	46.7	159,903	43.1
Operating expenses:
Sales and marketing expenses	28,879	14.3	41,059	14.1	64,763	17.5
General and administrative expenses	32,053	15.8	52,331	18.0	65,422	17.6
Research and development expenses	1,603	0.8	1,401	0.5	3,716	1.0
Income from operations	33,364	16.5	41,047	14.1	26,002	7.0
Gain (loss) from forward contracts	57	0.0	(8)	0.0	—	—
Interest expense	(1,331)	0.6	(2,466)	0.8	(4,603)	1.2
Interest income	93	0.0	699	0.2	785	0.2
Other income	—	—	883	0.3	1,874	0.5
Income before provision for income taxes and (loss) gain from equity method investment	32,183	15.9	40,155	13.8	24,058	6.5
Income tax expenses	10,101	5.0	13,280	4.6	5,838	1.6
Income before (loss) gain from equity method investment	22,082	10.9	26,875	9.2	18,220	4.9
(Loss) gain from equity method investment	(156)	0.1	521	0.2	(1,732)	0.5
Net income	21,926	10.8	27,396	9.4	16,488	4.4
Less: Net income (loss) attributable to non-controlling interest	319	0.2	283	0.1	(1,837)	0.5
Net income attributable to iKang Healthcare Group, Inc.	21,607	10.6	27,113	9.3	18,325	4.9

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Net Revenues.  Net revenues increased 27.5% to US$370.8 million in fiscal 2015 from US$290.8 million in fiscal 2014.  This increase was primarily due to an increase in revenues from our medical examination services.

•                  Net revenues from medical examination services increased 25.8% to US$308.1 million in fiscal 2015 from US$244.9 million in fiscal 2014.  This increase was primarily due to a 30.8% increase in the number of customer visits for medical examinations, which was largely attributable to an increase in the number of corporate customers as a result of our sales efforts and expanded service capacity.  The aggregate number of people who used our medical examination services increased to approximately 4,293,000 in fiscal 2015 from approximately 3,282,000 in fiscal 2014.  The overall average price for our medical examination services decreased to US$72 per person for fiscal 2015 compared to US$75 per person for fiscal 2014.

•                  Net revenues from disease screening services increased 37.6% to US$27.1 million in fiscal 2015 from US$19.7 million in fiscal 2014, primarily due to (1) a 27.3% increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop our disease screening business, and (2) an increase in the overall average price for our disease screening services.  The number of people who used our disease screening services increased to approximately 633,000 in fiscal 2015 from approximately 497,000 in fiscal 2014.

•                  Net revenues from other services increased 36.4% to US$35.7 million in fiscal 2015 from US$26.1 million in fiscal 2014, primarily due to (1) the revenue contribution from acquired medical centers of Zhenjing which provide outpatient services, and (2) an increase in net revenues from our dental services and medical consultancy services attributable to our continued efforts to promote our these services.

Cost of Revenues.  Cost of revenues increased 36.1% to US$210.9 million in fiscal 2015 from US$154.9 million in fiscal 2014.  Cost of revenues as a percentage of our net revenues increased to 56.9% in fiscal 2015 from 53.3% in fiscal 2014.

•                  Medical Consumables and Outsourced Services.  Cost of revenues relating to medical consumables and outsourced services increased 31.7% to US$76.4 million in fiscal 2015 from US$58.0 million in fiscal 2014, primarily due to the continued growth of our medical examination and disease screening businesses.  Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues slightly increased to 20.6% in fiscal 2015 from 20.0% in fiscal 2014.

•                  Salaries and Benefits.  Cost of revenues relating to salaries and benefits increased 40.7% to US$67.0 million in fiscal 2015 from US$47.6 million in fiscal 2014, primarily due to (1) an increase in the number of doctors and nurses as the number of our medical centers increased to 86 as of March 31, 2016 from 58 as of March 31, 2015, and (2) an increase in the salaries and benefits provided to doctors and nurses.  Cost of revenues relating to salaries and benefits as a percentage of our net revenues increased to 18.1% in fiscal 2015 from 16.4% in fiscal 2014.

•                  Rental and Office Expenses.  Rental and office expenses increased 39.3% to US$49.9 million in fiscal 2015 from US$35.8 million in fiscal 2014, primarily due to the increase in the number of our self-owned medical centers to 86 as of March 31, 2016 from 58 as of March 31, 2015.  Cost of revenues relating to rental and office expenses as a percentage of our net revenues increased to 13.5% in fiscal 2015 from 12.3% in fiscal 2014.

•                  Depreciation and Amortization.  Depreciation and amortization cost increased 30.3% to US$17.6 million in fiscal 2015 from US$13.5 million in fiscal 2014, primarily due to our purchase of new medical equipment in fiscal 2015 for our new medical centers, dental services, and to enhance the service capacity of our medical centers.  Cost of revenues relating to depreciation and amortization as a percentage of our net revenues slightly increased to 4.7% in fiscal 2015 from 4.6% in fiscal 2014.

Gross Profit and Gross Margin.  Gross profit increased 17.7% to US$159.9 million in fiscal 2015 from US$135.8 million in fiscal 2014.  Gross margin decreased to 43.1% in fiscal 2015 from 46.7% in fiscal 2014, primarily due to the relatively low gross margins achieved by our new medical centers in fiscal 2015 as they were still in the ramp-up stage.

Operating Expenses.  Total operating expenses increased 41.3% to US$133.9 million in fiscal 2015 from US$94.8 million in fiscal 2014.  Operating expenses as a percentage of our net revenues increased to 36.1% in fiscal 2015 from 32.6% in fiscal 2014.

•                  Sales and Marketing.  Sales and marketing expenses increased 57.7% to US$64.8 million in fiscal 2015 from US$41.1 million in fiscal 2014, primarily due to (1) a US$8.9 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2015 in line with our overall business growth, (2) a US$8.2 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel , and (3) a US$5.2 million increase in amortization of intangible assets.  As a percentage of our net revenues, sales and marketing expenses increased to 17.5% in fiscal 2015 from 14.1% in fiscal 2014.

•                  General and Administrative.  General and administrative expenses increased 25.0% to US$65.4 million in fiscal 2015 from US$52.3 million in fiscal 2014, primarily due to (1) a US$4.2 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers, and (2) a US$2.0 million increase in professional fees for audit, valuation, legal, tax and consulting services provided by professional advisors.  As a percentage of our net revenues, general and administrative expenses decreased to 17.6% in fiscal 2015 from 18.0% in fiscal 2014.

•                  Research and Development.  Research and development expenses increased significantly to US$3.7 million in fiscal 2015 from US$1.4 million in fiscal 2014, primarily due to our increasing investment in information technology infrastructure and mobile health app.

Interest Expense.  Our interest expense increased 86.7% to US$4.6 million in fiscal 2015 from US$2.5 million in fiscal 2014, primarily due to an increase in our short-term borrowing and long-term borrowing to US$282.8 million in fiscal 2015 from US$56.8 million in fiscal 2014.

Interest Income.  Our interest income increased to US$785,000 in fiscal 2015 from US$699,000 in fiscal 2014.

Income Tax Expenses.  Income tax expense decreased 56.0% to US$5.8 million in fiscal 2015 from US$13.3 million in fiscal 2014, primarily due to the decrease in effective income tax rate and our profit.

Net Income.  As a result of the foregoing, our net income decreased 39.8% to US$16.5 million in fiscal 2015 from US$27.4 million in fiscal 2014.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Net Revenues.  Net revenues increased 43.7% to US$290.8 million in fiscal 2014 from US$202.3 million in fiscal 2013.  This increase was primarily due to an increase in revenues from our medical examination services.

•                  Net revenues from medical examination services increased 40.9% to US$244.9 million in fiscal 2014 from US$173.9 million in fiscal 2013.  This increase was primarily due to (1) a 33.7% increase in the number of customer visits for medical examinations, which was largely attributable to an increase in the number of corporate customers as a result of our sales efforts and expanded service capacity, and (2) an increase in the overall average price for our medical examination services.  The aggregate number of people who used our medical examination services increased to approximately 3,282,000 in fiscal 2014 from approximately 2,455,000 in fiscal 2013.  The overall average price for our medical examination services increased to US$75 per person for fiscal 2014 compared to US$71 per person in fiscal 2013.

•                  Net revenues from disease screening services increased 31.1% to US$19.7 million in fiscal 2014 from US$15.0 million in fiscal 2013, primarily due to (1) an increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop our disease screening business, and (2) an increase in the overall average price for our disease screening services.  The number of people who used our disease screening services increased to approximately 497,000 in fiscal 2014 from approximately 455,000 in fiscal 2013.

•                  Net revenues from other services increased 95.4% to US$26.1 million in fiscal 2014 from US$13.4 million in fiscal 2013, primarily due to (1) a significant increase in net revenues from our dental services attributable to our continued efforts to promote our dental services and customers’ demand for such services, and (2) the revenue contribution from acquired medical centers in Shanghai and Hong Kong which provide medical consultancy services and vaccination services.

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

Gross Profit and Gross Margin.  Gross profit increased 41.6% to US$135.8 million in fiscal 2014 from US$95.9 million in fiscal 2013.  Gross margin decreased to 46.7% in fiscal 2014 from 47.4% in fiscal 2013, primarily due to the relatively low gross margins achieved by our new medical centers in fiscal 2014 as they were still in the ramp-up stage.

Operating Expenses.  Total operating expenses increased 51.6% to US$94.8 million in fiscal 2014 from US$62.5 million in fiscal 2013.  Operating expenses as a percentage of our net revenues increased to 32.6% in fiscal 2014 from 30.9% in fiscal 2013.

•                  Sales and Marketing.  Sales and marketing expenses increased 42.2% to US$41.1 million in fiscal 2014 from US$28.9 million in fiscal 2013 primarily due to (1) a US$5.9 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel, (2) a US$3.5 million increase in amortization of intangible assets, and (3) a US$2.6 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2014 in line with our overall business growth.  As a percentage of our net revenues, sales and marketing expenses slightly decreased to 14.1% in fiscal 2014 from 14.3% in fiscal 2013.

•                  General and Administrative.  General and administrative expenses increased 63.3% to US$52.3 million in fiscal 2014 from US$32.1 million in fiscal 2013, primarily due to (1) the US$9.2 million share-based compensation expenses recorded in fiscal 2014; (2) a US$4.4 million increase in salaries and employee benefits arising from the increased headcount of our general and administrative staff, (3) a US$3.7 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers, and (4) a US$2.4 million increase in professional fees for audit, valuation, legal, tax and consulting services provided by professional advisors.  As a percentage of our net revenues, general and administrative expenses increased to 18.0% in fiscal 2014 from 15.8% in fiscal 2013.

•                  Research and Development.  Research and development expenses decreased 12.6% to US$1.4 million in fiscal 2014 from US$1.6 million in fiscal 2013, primarily due to a decreases in professional fees in connection with research and development.

Interest Expense.  Our interest expense increased 85.3% to US$2.5 million in fiscal 2014 from US$1.3 million in fiscal 2013, primarily due to an increase in our short-term borrowings to US$56.8 million in fiscal 2014 from US$18.2 million in fiscal 2013.

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

B.            LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, short-term borrowings, long-term borrowings and the proceeds from our initial public offering in April 2014.  As of March 31, 2016, we had US$108.1 million in cash and cash equivalents.  Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original stated maturities of 90 days or less.

As of March 31, 2014, 2015 and 2016, our total current liabilities amounted to US$103.4 million, US$163.1 million and US$199.0 million, respectively.  We had short-term borrowings of US$18.2 million, US$56.8 million and US$53.4 million outstanding as of March 31, 2014, 2015 and 2016, respectively.  We also borrowed US$229.5 million long-term borrowings in fiscal 2015.  We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our existing cash balance, operating cash flow and borrowings.

Accounts receivable that were aged over one year as a percentage of our gross accounts receivable increased to 28.8% as of March 31, 2016 compared to 21.9% as of March 31, 2015.  Accounts receivable that were aged over one year accounted for 19.7% of our gross accounts receivable as of March 31, 2014.  Days of sales outstanding increased to 87 days in fiscal 2015 from 85 days in fiscal 2014 because that we provided favorable payment terms to certain of our corporate customers based on our long-term relationship with them and their good credit history in past periods in order to maintain continuous business from these customers.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended March 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Net cash generated from operating activities	34,303	41,097	43,602
Net cash used in investing activities	(96,714)	(147,062)	(261,533)
Net cash provided by financing activities	29,342	173,570	237,465
Effect of exchange rate changes	136	(490)	(8,759)
Net increase (decrease) in cash and cash equivalents	(32,933)	67,115	10,775,
Cash and cash equivalents at the beginning of year	63,154	30,221	97,336
Cash and cash equivalents at the end of year	30,221	97,336	108,111

Operating Activities

Net cash generated from operating activities amounted to US$43.6 million in fiscal 2015, which was primarily attributable to (1) net income of US$16.5 million, (2) an increase in deferred revenues of US$23.9 million as a result of the increased advance payments from both our corporate customers and individual customers in line with the growth of revenues, and (3) an increase in accounts payable of US$4.8 million attributable to the increase in payables to suppliers and third-party service providers in line with the growth of our business, which was partially offset by (1) an increase in accounts receivable of US$22.6 million primarily because our businesses continued to grow and we provided certain corporate customers with longer contract terms, and (2) an increase in prepaid expenses and other current assets of US$10.1 million attributable to the increase in prepaid rental expenses and advance payment to our suppliers to purchase consumables. This was positively adjusted for certain non-cash expense consisting primarily of (1) depreciation and amortization of US$30.4 million, and (2) provision for doubtful account of US$8.5 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$41.1 million in fiscal 2014, which was primarily attributable to (1) net income of US$27.4 million, (2) an increase in deferred revenues of US$6.5 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, (3) an increase in accounts payable of US$6.1 million attributable to the increase in payables to suppliers and third-party service providers in line with the growth of our business, and (4) an increase in accrued expenses and other current liabilities of US$2.1 million attributable to accrued payroll and performance-based bonuses for our employees, which was partially offset by the increase in accounts receivable of US$22.3 million because our businesses continued to grow and we provided certain corporate customers with longer contract terms.  This was positively adjusted for certain non-cash expense consisting primarily of (1) depreciation and amortization of US$19.9 million, (2) share-based compensation of US$9.2 million, and (3) provision for doubtful account of US$3.8 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$34.3 million in fiscal 2013, which was primarily attributable to (1) net income of US$21.9 million, (2) an increase in income tax payable of US$3.8 million, (3) an increase in deferred revenues of US$1.8 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, and (4) an increase in accrued expenses and other current liabilities of US$2.9 million primarily attributable to accrued payroll and performance-based bonuses for our employees, which was partially offset by the increase in accounts receivable of US$3.8 million due to an increase in revenues we recognized in line with the growth of our business.  This was positively adjusted for certain non-cash expense consisting principally of (1) depreciation and amortization of US$10.8 million incurred during the year, and (2) provision for doubtful account of US$1.1 million primarily due to the increase in accounts receivable.

Investing Activities

Net cash used in investing activities amounted to US$261.5 million in fiscal 2015, which was primarily attributable to (1) payment for business acquisitions and the long-term investments in fiscal 2015 in the amount of US$241.7 million, and (2) property refurbishment and purchase of medical equipment in the amount of US$37.0 million to support our business growth, which was partially offset by a decrease in restricted cash in the amount of US$20.8 million.

Net cash used in investing activities amounted to US$147.1 million in fiscal 2014, which was primarily attributable to (1) restricted cash in the amount of US$36.2 million in connection with our “pledge overseas and borrow locally” transactions in China to meet our Renminbi funding needs, (2) an increase of term deposit in the amount of US$14.6 million, (3) property refurbishment and purchase of medical equipment in the amount of US$39.8 million to support our business growth, and (4) payment for the medical centers we acquired in fiscal 2014 in the amount of US$34.4 million.

Net cash used in investing activities amounted to US$96.7 million in fiscal 2013, which was primarily attributable to (1) property refurbishment and purchase of medical equipment in the amount of US$35.8 million to support our business growth, (2) payment for the medical centers we acquired in fiscal 2013 in the amount of US$41.3 million, and (3) restricted cash as collateral for our bank borrowings with Chinese commercial banks in the amount of US$18.4 million.

Financing Activities

Net cash provided by financing activities amounted to US$237.5 million in fiscal 2015, which was primarily attributable to (1) the proceeds in the amount of US$220.2 million from long-term loans, (2) the proceeds in the amount of US$54.1 million from short-term borrowings, and (3) the proceeds in the amount of US$12.5 million from long-term borrowings, which was partially offset by the repayment of short-term borrowings in the amount of US$55.4 million.

Net cash provided by financing activities amounted to US$173.6 million in fiscal 2014, which was primarily attributable to (1) the proceeds in the amount of US$149.2 million from our initial public offering, and (2) the proceeds in the amount of US$59.4 million from short-term borrowings, which was partially offset by (1) our repayment of short-term borrowings in the amount of US$20.9 million and (2) the cash we paid for purchase of non-controlling interest of iKang Shanghai Xikang Road in the amount of US$8.1 million.

Net cash provided by financing activities amounted to US$29.3 million in fiscal 2013, which was primarily attributable to (1) the proceeds in the amount of US$25.2 million from the issuance of convertible redeemable preferred shares, and (2) the proceeds in the amount of US$20.3 million we received from short-term borrowings, which was partially offset by (1) our repayment of short-term borrowings in the amount of US$7.4 million and (2) the cash we paid for purchase of non-controlling interest of iKang Shanghai Xikang Road.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of medical centers and the purchase of medical equipment for our medical centers.  Our capital expenditures amounted to US$77.5 million, US$96.4 million and US$76.3 million in fiscal 2013, 2014 and 2015, respectively.  We expect to continue to invest in acquisitions of medical centers and the purchase of medical equipment through fiscal 2016.  Our actual future capital expenditures may differ from the amounts for fiscal 2013, 2014 and 2015 as indicated above.  We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.            PRODUCT DEVELOPMENT

As of March 31, 2016, we employed 97 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to two information technology staff depending on the number of self-owned medical centers in close proximity.  We believe that these intelligent systems and our sophisticated online health records increase the stickiness of our services and help us convert customers who first come to us under corporate accounts into additional individual paying customers.

Our research and development expenses primarily consist of (1) salaries and benefits for research and development personnel, (2) office rental and general expenses associated with the research and development activities, (3) professional fees for outsourcing the development of some of our information technology systems and (4) related depreciation and amortization expenses.  In fiscal 2013, 2014 and 2015, our research and development expenses were US$1.6 million, US$1.4 million and US$3.7 million, respectively.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal 2015 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.            CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Our contractual obligations consist of leases for our medical centers and offices under lease agreements and principal payments related to our short-term and long-term borrowings.  The following table sets forth our contractual obligations as of March 31, 2016.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	352,244	58,574	96,935	74,456	122,279
Short-term borrowings	53,364	53,364	—	—	—
Long-term borrowings	229,467	—	229,467	—	—

G.            SAFE HARBOR

See “Forward-looking Statements” on page 2 of this annual report.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES_

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.  The business address of each of our directors and executive officers is c/o iKang Healthcare Group, Inc., B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

Directors and Executive Officers	Age	Position/Title
Ligang Zhang	45	Chairman of the Board of Directors, Chief Executive Officer
Boquan He	55	Director, Vice Chairman
Feiyan Huang	45	Director, Chief Operating Officer
Minjian Shi	54	Director
Ruby Lu	45	Independent Director
Thomas McCoy Roberts	68	Independent Director
Daqing Qi	52	Independent Director
Man Ho Kee Harry	40	Independent Director
Gavin Zhengdong Ni	42	Independent Director
Yang Chen	46	Chief Financial Officer
Yafang Zhou	57	Senior Vice President
Elmer Liu	52	Vice President
Jinfeng Pan	44	Vice President

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

Boquan He has served as our director since July 2007.  In 2004, Mr. He founded Guangdong Nowadays Investment Co., Ltd, a professional investment company focusing on retail and service industries in China, and served as chairman of the board of directors.  Mr. He founded and served as the chief executive officer of Robust Group from 1989 to 2002.  Mr. He is co-founder and has served as co-chairman of 7 Days Group Holdings Limited, a previously New York Stock Exchange-listed economy hotel chain company and director in New York Stock Exchange-listed Noah Holdings Limited.

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

Ruby Lu has served as our independent director since July 2014.  Ms. Lu is a venture capitalist at H Capital. Previously, she was the co-founder of DCM China - an early stage venture firm that invested in companies such as VIP.com, 58.com, Bitauto.com and Dangdang.com, which are all listed on New York Stock Exchange.  Prior to DCM, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co.  Ms. Lu received her master’s degree in international economics as well as energy, environment, science and technology from Johns Hopkins University, and bachelor’s degree in economics with honors from the University of Maryland.

Thomas McCoy Roberts has served as our independent director since March 2014.  Dr. Roberts has served as Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School and the Dana-Farber Cancer Institute since 2011.  He has served as Co-Chair of the Department Cancer Biology at the Dana Farber Cancer Institute since 1995 and Co-director for the Dana-Farber/Novartis Drug Discovery Program since 1992.  He was Professor of Pathology at Harvard Medical School and the Dana-Farber Cancer Institute from 1990 to 2011, Associate Professor of Pathology from 1986-1990, and Assistant Professor of Pathology from 1980-1986.  He served as Chair of the Division of Medical Sciences and Faculty Dean for Graduate Education at Harvard Medical School from 1995 to 2008.  Dr. Roberts received a bachelor’s degree in chemistry from Wabash College in 1970 and a Ph.D. in biochemistry and molecular biology from Harvard University in 1976.

Daqing Qi has served as our independent director since March 2014.  Dr. Qi has served as a professor of accounting at the Cheung Kong Graduate School of Business (CKGSB) since July 2005.  He served as associate dean of CKGSB from July 2005 to June 2013.  He began teaching at CKGSB in 2002 and was the founding director of its executive MBA program.  Prior to that, Dr. Qi was an associate professor at the School of Accountancy of the Chinese University of Hong Kong from 2000 to 2002 and assistant professor from 1996-2000.  He served as a part-time instructor in the Department of Accounting at Michigan State University from 1992-1996.  Dr. Qi also serves on the board of directors of Sohu.com Inc. and Momo Inc., both of which are listed on NASDAQ, Honghua Group Limited, SinoMedia Holding Limited, Dalian Wanda Commercial Properties Co., Ltd., Jutal Offshore Oil Services Limited and Reorient Group Limited, all of which are listed on the Hong Kong Stock Exchange, and Autonavi Holding Limited and Bona Film Group Limited.  Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an MBA from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University.

Man Ho Kee Harry has served as our independent director since September 2015.  Mr. Man has led investments in iKang as well as other companies in the Internet and mobile sectors such as Momo Technology (NASDAQ: MOMO), 21Vianet (NASDAQ:VNET), Sungy Mobile (NASDAQ: GOMO), Didi Chuxing, Koudai, Kingnet, Jimu, Hangban, Mobo Tap, Career International, Qianfang, Umeng and Qiniu.  Starting his career as a management consultant with Arthur Andersen in 1998, Mr. Man has a distinguished career spanning over 15 years in investments in the mobile Internet sector.  In 2008, Mr. Man joined Matrix Partners China as a founding member of the team with a focus on investments in the mobile Internet sector.  Prior to Matrix, Mr. Man was a partner at WI Harper Group and led investments in their China office in the TMT sector.  Before WI Harper, he led the corporate development teams of two U.S.-listed Internet and mobile companies, Linktone Ltd. (NASDAQ: LTON) and Chinadotcom (NASDAQ: CHINA), and assisted with their investments in various sectors.  Mr. Man has been listed in Fortune China’s 40 Under 40 in 2014 and 2015, consecutively, as one of the most influential businessmen in China.  Mr. Man received a master’s degree in computer science from University of Michigan, Ann Arbor.

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

Yafang Zhou has served as our senior vice president since August 2007.  Ms. Zhou founded iKang Shanghai Xikang Road in 2000 and has served as the director and president of iKang Shanghai Xikang Road since its incorporation.  She has also served as vice president of Shanghai Guobin Healthcare Holding Group from June 2006 to August 2007.  From October 1994 to May 2002, Ms. Zhou founded Shanghai International Peace Xinfeng Healthcare Co., Ltd. and served as president and general manager.  She also worked with the Shanghai Municipal Health Bureau from January 1984 to October 1994.

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

Jinfeng Pan has served as our vice president in charge of platform operations since October 2015. Before Mr. Pan rejoined us, he founded Beijing Weixiang Three Hundred and Sixty Degrees Information Technology Co., Ltd. in February 2015. He also served as general manager of Jiandatong Health Technology (Beijing) Co., Ltd. from April 2013 to January 2015. Mr. Pan served as deputy general manager, assistant to president and vice president of strategic execution and information technology of Beijing iKang Co., Ltd. from February 2007 to 2011. Prior to joining us, Mr. Pan served as website content director, franchise merchant development director, senior director of online marking department and senior director of online content department of eLong.com from July 1999 to January 2007. Mr. Pan received a dual bachelor’s degree in literature and classical music from Guangdong Xinghai Conservatory of Music.

B.            COMPENSATION

For fiscal 2015, the aggregate cash compensation paid to our directors and executive officers was approximately US$3.0 million.  No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors.  We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Administration.  The compensation committee, as designated by the board of directors and as described under “— Board committees — Compensation committee,” will administer the Share Incentive Plans, unless otherwise determined by the board of directors.  The compensation committee will have the authority to, among other things, interpret and administer the plan, issue rules and regulations for plan administration, designate plan participants and determine the awards available to each participant and the terms and conditions of these awards.  The committee may also determine whether, to what extent, under what circumstances and by what methods any awards may be settled, exercised and deferred.

Options.  An option granted under the Share Incentive Plans will have specified terms set forth in an award agreement and will also be subject to the provisions of the Share Incentive Plans.  The compensation committee will determine in the relevant award agreement the purchase price per share upon exercise of the option, taking into account the fair market value of the shares on the option grant date.  The compensation committee will also determine in the relevant award agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us.  If the common shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate.  The term of an option granted under the Share Incentive Plans will not exceed 4 years from the date the option is granted.  The consideration to be paid for our common shares upon exercise of an option or purchase of shares underlying the option will include cash, common shares, other securities, other awards or other property, or any combination of the foregoing methods of payment.

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

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Ligang Zhang	*	5.1288	March 18, 2013	March 17, 2023
Feiyan Huang	*	5.1288	March 18, 2013	March 17, 2023
Yang Chen	*	6.0000	September 12, 2013	September 11, 2023
Yafang Zhou	*	5.1288	February 27, 2014	February 26, 2024
Other individuals	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	February 27, 2014	February 26, 2024

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Other individuals	*	5.1288	October 28, 2014	October 27, 2024
Other individuals	*	5.1288	February 27, 2015	February 26, 2025
Other individuals	*	6.0000	March 18, 2013	March 17, 2023
Other individuals	*	6.0000	February 27, 2014	February 26, 2024
Other individuals	*	6.0000	October 28, 2014	October 27, 2024

*Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of March 31, 2016, we had not issued restricted shares to any of our directors or executive officers.  As of March 31, 2016, 889,174 options and warrants were outstanding.

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

Compensation Committee

Our compensation committee consists of Ms. Feiyan Huang and Mr. Man Ho Kee Harry and is chaired by Ms. Feiyan Huang.  Mr. Man Ho Kee Harry satisfies the “independence” requirements of the NASDAQ Stock Market Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  The compensation committee is responsible for, among other things:

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

D.                                    EMPLOYEES

Our employees consist of all personnel that work in our headquarters, in our call centers and in our self-owned medical centers.  We had 11,535 employees as of March 31, 2016.  The following table sets forth certain information about our employees by function as of March 31, 2016.

Number of Employees
Doctors	3,582
Nurses	3,174
Sales	2,284
Marketing and Support	206
Administrative and Management	923
Medical and Support	1,145
Information Technology	221
Total	11,535

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

E.                                    SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our common shares, as of June 30, 2016:

•                  each of our directors and executive officers;

•                  each person known to us to own beneficially more than 5% of our common shares as of June 30, 2016.

The calculations in the table below are based on that there were 33,955,202 common shares outstanding as of June 30, 2016, comprising of 33,150,102 Class A common shares and 805,100 Class C common shares, excluding 406,337 Class A common shares issued to our depositary and reserved for future exercise of vested options under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number	%
Directors and Executive Officers:
Ligang Zhang(1)	4,374,371	12.83
Boquan He(2)	4,448,575	13.10
Man Ho Kee Harry	—	—
Feiyan Huang(3)	502,865	1.48
Minjian Shi(4)	466,831	1.37
Thomas McCoy Roberts	*	*
Daqing Qi	—	—
Ruby Lu	—	—
Yang Chen	*	*
Yafang Zhou(5)	399,401	1.18
Elmer Liu	—	—
Jinfeng Pan	*	*
All directors and executive officers as a group	10,408,893	30.22

Principal Shareholders:
Top Fortune Win Ltd.(6)	4,448,575	13.10
ShanghaiMed, Inc.(7)	3,042,550	8.92
Ora Investment Pte Ltd.(8)	3,333,366	9.82
Wellington Management Group LLP(9)	2,407,441	7.09

*                 Less than 1% of our total outstanding common shares.

(1)         Represents (1) 2,892,550 Class A common shares (including 628,410 Class A common shares as represented by 1,256,820 ADSs) owned by ShanghaiMed, Inc., a British Virgin Islands company wholly owned by Time Intelligent Finance Limited, (2) 526,721 Class A common shares owned by Time Intelligent Finance Limited, a British Virgin Islands company; (3) 805,100 Class C common shares owned by Time Intelligent Finance Limited, and (4) 150,000 Class A common shares that Mr. Ligang Zhang has the right to acquire within 60 days through the exercise of stock options.  Mr. Ligang Zhang’s family trust is the beneficial owner of Time Intelligent Finance Limited through certain trust arrangements.  The business address of Mr. Ligang Zhang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(2)         Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He.  The business address of Mr. Boquan He is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(3)         Represents (1) 387,865 Class A common shares owned by Gold Partner Consultants Limited, a British Virgin Islands company and (2) 115,000 Class A common shares that Ms. Feiyan Huang has the right to acquire within 60 days through the exercise of stock options.  Ms. Feiyan Huang’s family trust is the beneficial owner of Gold Partner Consultants Limited through certain trust arrangements.  The business address of Ms. Feiyan Huang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(4)         Represents 466,831 Class A common shares owned by Favoured Star Ltd., a British Virgin Islands company ultimately owned by Mr. Minjian Shi.  The business address of Mr. Minjian Shi is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(5)         Represents 374,401 Class A common shares (as represented by 748,802 ADSs) owned by Fortune Diamond Ltd., a British Virgin Islands company ultimately owned by Ms. Yafang Zhou and 25,000 Class A common shares that Yafang Zhou has the right to acquire within 60 days through the exercise of stock options.  The business address of Ms. Yafang Zhou is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(6)         Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He.  The registered address of Top Fortune Win Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(7)         Represents 2,892,550 Class A common shares (including 628,410 Class A common shares as represented by 1,256,820 ADSs) and 150,000 Class A common shares issuable through the exercise of stock options owned by ShanghaiMed, Inc. which is wholly owned by Time Intelligent Finance Limited, as reported in a Schedule 13D/A filed by it and its affiliates on June 7, 2016.  The registered address of ShanghaiMed, Inc. is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(8)         Represents 3,333,366 Class A common shares owned by Ora Investment Pte Ltd., a limited liability company organized and existing under the laws of Singapore, as reported in a Schedule 13G/A filed by it and its affiliates on February 12, 2016.  Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.  GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves.  The registered address of Ora Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(9)         Represents 2,407,441 Class A common shares (as represented by 4,814,882 ADSs) owned by Wellington Management Group LLP, a Massachusetts limited liability partnership, as reported in a Schedule 13G filed by it and its affiliates on February 11, 2016. The address of Wellington Management Group LLP’s principal business office is at c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  To our knowledge, as of June 30, 2016, approximately 66.0% of our common shares were held of record by three holders in the United States, including approximately 65.9% held of record by JPMorgan Chase Bank, N.A. in the form of ADSs.  We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

See Item 6.E.

B.                                    RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

In February 2016, we provided loans to two companies owned by the non-controlling shareholder of one of our subsidiaries totaling US$4.7 million.

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

Item 8.  FINANCIAL INFORMATION

A.                                    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings.  We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business, including those we initiate to protect our rights, brand and reputation.

In January 2016, we filed a complaint with the People’s Court of Chaoyang District of Beijing against another PRC company, a former employee of our company and certain other defendants with respect to the defendants’ joint infringement of our trade secrets including customer information, prices, marketing strategies and other internal business information. The People’s Court of Chaoyang District of Beijing is currently in the process of reviewing our claims and relevant evidence.  In addition, in April 2016, we filed another complaint with the Shanghai Intellectual Property Court against that PRC company and certain other defendants with respect to the defendants’ joint infringement of our copyright of medical examination software systems.  The Shanghai Intellectual Property Court is currently in the process of reviewing our claims and relevant evidence.  See “Item 3.D. Risk Factors — Risks Related to Our Business — Unauthorized use of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business and competitive position.”

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

Item 9.  THE OFFER AND LISTING

A.                                    OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “KANG.” Trading in our ADSs commenced on April 9, 2014.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.  On July 28, 2016, the last reported closing price for our ADSs was US$18.46 per ADS.

	Market Price (US$)
	High	Low
Fiscal 2014
Fourth quarter in fiscal 2014	20.31	14.62
Fiscal 2015	22.67	10.20
First quarter in fiscal 2015	18.49	14.82
Second quarter in fiscal 2015	22.67	15.97
Third quarter in fiscal 2015	19.65	10.20
Fourth quarter in fiscal 2015	21.49	14.73
Fiscal 2016
First quarter in fiscal 2016	22.50	18.35
January 2016	22.50	19.17

	Market Price (US$)
	High	Low
February 2016	21.37	18.35
March 2016	22.27	19.64
April 2016	22.58	21.23
May 2016	21.58	16.77
June 2016	21.49	17.93
July 2016 (through July 28)	18.85	17.90

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

Cayman Islands Taxation

According to our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or common shares.  The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income.  The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise.  The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009.  Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence.  Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and foreigners, such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises.  On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, amended on April 14, 2015 and partially replaced by Announcement of State Administration of Taxation on Matters Relating to Chinese Tax Resident Identity Certificates which to become effective on October 1, 2016, to provide further guidance on the implementation of Circular 82.  Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration.  Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.  On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities.  Bulletin 9 is applicable to enterprise income tax filings for 2013 and onwards.

There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary.  Therefore, it remains unclear whether the PRC tax authorities would classify us as a PRC resident enterprise.  Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.  If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Circular 82 and Bulletin 45.  In addition, the EIT Law Implementation Regulations provide that, (1) if an enterprise that distributes dividends is domiciled in the PRC, or (2) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income.  It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident.  As a result, if we were deemed to be a PRC resident enterprise, any dividends that we pay to our non-resident enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and thus subject to a 10% PRC tax (which in the case of dividends will be withheld at source), unless a reduced rate is provided under any applicable tax treaty.

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

U.S. Federal Income Tax Considerations

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the U.S.-PRC income tax treaty, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.  It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person.

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

Passive Foreign Investment Company Rules.  In general, a foreign corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned corporation’s assets and receiving its proportionate share of the 25%-owned corporation’s income.

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of our ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2016.  However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules.  In addition, we hold a substantial amount of cash, and our PFIC status for any taxable year may depend on the proportionate value of such cash and other passive assets compared to total market value of our assets.  Because the treatment of the contractual arrangements is not entirely clear, because we have, and expect to continue to have, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (1) certain distributions by a Lower-tier PFIC and (2) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder owned our Class A common shares or ADSs, the U.S. Holder may be subject to adverse tax consequences.  Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs.  The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts.  Further, to the extent that any distribution received by a U.S. Holder on Class A common shares or ADSs exceeded 125% of the average of the annual distributions received on such shares or ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

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

Information Reporting and Backup Withholding.  Payments of dividends with respect to our Class A common shares or ADSs and proceeds from the sale, exchange or redemption of our Class A common shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

F.                                     DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                                   STATEMENTS BY EXPERTS

Not applicable.

H.                                   DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, two registration statements on Form S-8, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the Class A common shares represented by the ADSs, as well as the ADSs.  You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class A common shares represented by the ADSs.  This annual report summarizes material provisions of contracts and other documents to which we refer you.  Since this annual report may not contain all the information that you may find important, you should review a full text of these documents.

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

We received net proceeds of approximately US$149.2 million from our initial public offering.  We did not receive any proceeds from the 3,330,400 ADSs sold by the selling shareholders.  For the period from April 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2016, the net proceeds received from our initial public offering were mainly used as follows:

•                  approximately US$31.8 million for restricted cash as collateral for our local borrowings in China, which were primarily used to purchase properties and equipment,

•                  approximately US$70.6 million for operating expenses, including the expenses of new medical centers or dental clinics, the purchase of properties and equipment, the cost of upgrading our information technology systems and the administrative costs, and

•                  approximately US$46.8 million for acquisitions and investments.

As of March 31, 2016, we have used all of the net proceeds from our initial public offering.

Item 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2016, the end of the period covered by this report.  Based on such evaluation, our management has concluded that, as of March 31, 2016, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of March 31, 2016.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2016 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iKang Healthcare Group, Inc.

We have audited the internal control over financial reporting of iKang Healthcare Group, Inc. (the “Company”), and its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2016 of the Group and our report dated July 29, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

July 29, 2016

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during fiscal 2015 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm for fiscal 2014 and 2015.  We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended March 31,
	2015	2016
	(U.S. dollars in thousands)
Audit fees(1)	1,440	1,420
Audit-related fees(2)	61	—
Tax fee(3)	—	31
All other fees	—	—
Total	1,501	1,451

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

We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2015.  We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
4.21

Power of Attorney executed by Zhao Lei in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.22

Spousal Consent Letter of Ms. Baoming Li, the spouse of Mr. Boquan He (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.23

Spousal Consent Letter of Ms. Feiyan Huang, the spouse of Mr. Ligang Zhang (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.24

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.25

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.26

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.27

Power of Attorney executed by Hu Haiqing in favor of Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.28

Statement and Acknowledgment executed by Ma Rui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.29

Equity Transfer Agreement among Shanghai iKang Guobin Health Examination Management Group Co., Ltd., Shanghai Huajian Health Examination Management Co., Ltd. and Qian Hui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.30

Shanghai Assets and Equity Transaction Contract between Shanghai Gaotong Logistic Service and Management Co., Ltd. and Shanghai iKang Health Examination Management Group Co., Ltd. dated May 22, 2014 (English translation) (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.31

Equity Transfer Agreement among Shanghai Huajian Investment Management Co., Ltd., Shanghai iKang Guobin Health Examination Management Group Co., Ltd. and Shanghai Huajian Health Examination Management Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.32

Supplementary Agreement on Qian Hui’s Transfer of All Her Equities in Shanghai Huajian Health Examination Management Co., Ltd. to Shanghai iKang Health Examination Management Group, Co., Ltd. between Qian Hui and Shanghai iKang Health Examination Management Group, Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.33

Equity Transfer Agreement between Hunan Fengxun Digital Technology Co., Ltd. and iKang Guobin Health Examination Management Group Co., Ltd. dated February 10, 2015 (English translation) (incorporated herein by reference to Exhibit 4.33 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 27, 2015)

4.34

Rights Agreement between iKang Healthcare Group, Inc. and American Stock Transfer & Trust Company, L.L.C., as Rights Agent dated December 2, 2015 (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.35

Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.36*

Summary Translation of Capital Injection Agreement among New China Life Insurance Co., Ltd., iKang Guobin Healthcare Group Co., Ltd., Shenzhen Top Spring Pu Chang Investment Management Co., Ltd. and New China Life Insurance Health Investment Management Co., Ltd. dated December 4, 2015

4.37*	Summary Translation of Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated December 9, 2015
4.38*	Summary Translation of Investment Agreement between Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated December 7, 2015
4.39*	Summary Translation of Investment Agreement between Zhongjin Zhide Equity Investment Management Co., Ltd. and iKang Healthcare Technology Group Co., Ltd. dated December 11, 2015
4.40*

Summary Translation of Investment Agreement among Tianjin Junlian Yunpeng Enterprise Management Consulting Partnership (Limited Partnership), iKang Healthcare Technology Group Co., Ltd. and Beijing Junlian Xinhai Equity Investment Partnership (Limited Partnership) dated December 30, 2015

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

Date: July 29, 2016

IKANG HEALTHCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

IKANG HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated balance sheets of iKang Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2015 and 2016 and the related consolidated statements of operations, comprehensive income, changes in equity (deficit) and cash flows for each of the three years in the period ended March 31, 2016. Our audits also included the related financial statement schedule included in Schedule I.  These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

July 29, 2016

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2015	2016
ASSETS
Current assets
Cash and cash equivalents	$97,336	$108,111
Restricted cash	54,417	31,836
Term deposits	14,621	12,202
Accounts receivable, net of allowance for doubtful accounts of $8,055 and $14,329 as of March 31, 2015 and 2016, respectively	59,650	74,163
Inventories	2,661	4,015
Deferred tax assets-current	5,949	8,064
Amount due from a related party	—	4,653
Prepaid expenses and other current assets	44,031	62,659
Total current assets	278,665	305,703
Property and equipment, net	105,022	130,170
Acquired intangible assets, net	30,634	37,179
Goodwill	72,101	108,839
Long-term investments	129	200,108
Deferred tax assets-non-current	2,212	8,077
Rental deposit and other non-current assets	10,238	13,565
TOTAL ASSETS	$499,001	$803,641
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $19,530 and $22,685 of March 31, 2015 and 2016, respectively)	$23,526	$28,135
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $30,631 and $41,319 of March 31, 2015 and 2016, respectively)	36,790	47,404
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $6,254 and $7,386 of March 31, 2015 and 2016, respectively)	7,539	8,216
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $31,786 and $52,210 of March 31, 2015 and 2016, respectively)	38,457	61,881
Deferred government subsidy-current (including deferred government subsidy - current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $63 and nil of March 31, 2015 and 2016, respectively)	63	—
Short-term borrowings (including short-term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $56,772 and $53,364 of March 31, 2015 and 2016, respectively)	56,772	53,364
Total current liabilities	$163,147	$199,000

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2015	2016
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of nil and $229,467 of March 31, 2015 and 2016, respectively)	—	229,467
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $6,670 and $9,422 of March 31, 2015 and 2016, respectively)	7,506	9,772
TOTAL LIABILITIES	$170,653	$438,239
Commitments and contingencies (Note 23)

Equity
iKang Healthcare Group, Inc. shareholders’ equity Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2015 and 2016, respectively, 33,556,439 issued and outstanding as of March 31, 2015 and 2016, respectively)	335	335
Class C common shares ($0.01 par value; 2,000,000 shares authorized as of March 31, 2015 and 2016, respectively, 805,100 shares issued and outstanding as of March 31, 2015 and 2016, respectively)	8	8
Additional paid-in capital	419,862	436,746
Statutory reserve	8,399	11,529
Accumulated deficit	(113,410)	(98,215)
Accumulated other comprehensive income/(loss)	3,936	(7,577)
Total iKang Healthcare Group, Inc. shareholders’ equity	319,130	342,826
Non-controlling interests	9,218	22,576
TOTAL EQUITY	328,348	365,402
TOTAL LIABILITIES AND EQUITY	$499,001	$803,641

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2014	2015	2016
Net revenues	$202,304	$290,781	$370,812
Cost of revenues	106,405	154,943	210,909
Gross profit	95,899	135,838	159,903
Operating expenses:
Selling and marketing expenses	28,879	41,059	64,763
General and administrative expenses (including share-based compensation expenses of $930, $9,153 and $1,949 in 2014, 2015 and 2016, respectively)	32,053	52,331	65,422
Research and development expenses	1,603	1,401	3,716
Total operating expenses	62,535	94,791	133,901
Income from operations	33,364	41,047	26,002
Gain/(loss) from forward contracts	57	(8)	—
Interest expense	(1,331)	(2,466)	(4,603)
Interest income	93	699	785
Other income	—	883	1,874
Income before provision for income taxes and (loss)/gain from equity method investments	32,183	40,155	24,058
Income tax expenses	10,101	13,280	5,838
Income before (loss)/gain from equity method investments	22,082	26,875	18,220
(Loss)/gain from equity method investments	(156)	521	(1,732)
Net income	21,926	27,396	16,488
Less: Net income/(loss) attributable to non-controlling interest	319	283	(1,837)
Net income attributable to iKang Healthcare Group, Inc.	21,607	27,113	18,325
Deemed dividend to preferred shareholders	20,436	100	—
Undistributed earnings allocated to preferred shareholders	7,310	201	—
Net (loss)/income attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	$(6,139)	$26,812	$18,325
Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(0.97)	$0.82	$0.55
Diluted	$(0.97)	$0.79	$0.54
Weighted average shares used in calculating net (loss)/income per common share
Basic	6,340,005	32,884,357	33,583,005
Diluted	6,340,005	34,114,872	34,235,542

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2014	2015	2016
Net income	$21,926	$27,396	$16,488
Other comprehensive income/(loss):
Foreign currency translation adjustment	(779)	196	(12,187)
Unrealized gain on available-for-sale investments	—	—	186
Comprehensive income	21,147	27,592	4,487
Less: comprehensive income/(loss) attributable to non-controlling interest	298	307	(2,321)
Comprehensive income attributable iKang Healthcare Group, Inc.	$20,849	$27,285	$6,808

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholder’s	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	deficit	income	equity/(deficit)	interest	equity/(deficit)
Balance at March 31, 2013	6,481,245	$65	$4,341	$2,267	$(135,390)	$4,522	$(124,195)	$1,030	$(123,165)
Provision for statutory reserve	—	—	—	2,738	(2,738)	—	—	—	—
iKang Healthcare Group, Inc. one common share of $0.01 entered into a share swap agreement	1	—	—	—	—	—	—	—	—
Redesignation to Series F convertible redeemable participating preferred shares	(311,572)	(4)	(3,745)	—	—	—	(3,749)	—	(3,749)
Share-based compensation expenses	—	—	930	—	—	—	930	—	930
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	—	(172)	—	(172)	172	—
Addition of non-controlling interest in connection with establishment of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	—	—	—	—	—	82	82
Addition of non-controlling interest in connection with establishment of Changzhou iKang Guobin Clinic Co., Ltd.	—	—	—	—	—	—	—	732	732
Addition of non-controlling interest in connection with acquisition of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	1,690	1,690
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	—	—	(184)	—	—	—	(184)	(142)	(326)
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(44)	(44)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	—	(20,436)	—	(20,436)	—	(20,436)
Net income	—	—	—	—	21,607	—	21,607	319	21,926
Foreign currency translation adjustment						(758)	(758)	(21)	(779)
Balance at March 31, 2014	6,169,674	$61	$1,342	$5,005	$(137,129)	$3,764	$(126,957)	$3,818	$(123,139)
Provision for statutory reserve	—	—	—	3,394	(3,394)	—	—	—	—
Conversion of participating convertible redeemable preferred shares to common shares	20,781,515	208	264,301	—	—	—	264,509	—	264,509
Share-based compensation expenses	—	—	9,153	—	—	—	9,153	—	9,153
Issuance of common shares upon initial public offering, net of offering costs of $2,882	5,215,794	52	132,885	—	—	—	132,937	—	132,937
Issuance of common shares upon Green Shoe	514,556	5	13,394	—	—	—	13,399	—	13,399
Issuance of common shares in connection with exercise of options	80,000	1	821	—	—	—	822	—	822
Issuance of common shares in connection with share-based compensation arrangement (1)	1,600,000	16	—	—	—	—	16	—	16
Addition of non-controlling interest in connection with acquisition of WA Centers HK Limited	—	—	—	—	—	—	—	3,388	3,388
Capital contribution of non-controlling interest holder of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	—	—	—	—	—	58	58
Capital contribution of non-controlling interest holder of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	(50)	—	—	—	(50)	50	—
Capital contribution of non-controlling interest holder of WA Centers HK Limited	—	—	(1,984)	—	—	—	(1,984)	1,984	—
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(387)	(387)
Net income	—	—	—	—	27,113	—	27,113	283	27,396
Foreign currency translation adjustment	—	—	—	—	—	172	172	24	196
Balance at March 31, 2015	34,361,539	$343	$419,862	$8,399	$(113,410)	$3,936	$319,130	$9,218	$328,348

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT) - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

Provision for statutory reserve	—	—	—	3,130	(3,130)	—	—	—	—
Share-based compensation expenses	—	—	1,949	—	—	—	1,949	—	1,949
Exercises of employee share options (1)	—	—	8,035	—	—	—	8,035	—	8,035
Settlement of acquisition payable of Shanghai Huajian Health Examination Management Co., Ltd.	—	—	7,202	—	—	4	7,206	—	7,206
Purchase of non-controlling interest of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(302)	—	—	—	(302)	(486)	(788)
Purchase of non-controlling interest of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	—	—	—	—	—	—	(1,178)	(1,178)
Addition of non-controlling interest in connection with acquisition of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	—	—	—	—	—	—	5,050	5,050
Addition of non-controlling interest in connection with acquisition of Yinchuan iKang Guobin Ciming Clinic Co., Ltd.	—	—	—	—	—	—	—	1,613	1,613
Addition of non-controlling interest in connection with acquisition of Shandong Ciming Clinics	—	—	—	—	—	—	—	2,416	2,416
Addition of non-controlling interest in connection with acquisition of Xi’an iKang Guobin Medical Examination Management Co., Ltd.	—	—	—	—	—	—	—	3,242	3,242
Addition of non-controlling interest in connection with acquisition of Guizhou Wishstar Health Examination Clinic Co., Ltd.	—	—	—	—	—	—	—	4,446	4,446
Addition of non-controlling interest in connection with capital injection of Xi’an iKang Guobin Medical Examination Management Co., Ltd.	—	—	—	—	—	—	—	457	457
Addition of non-controlling interest in connection with establishment of China Physician Alliance Group, Limited	—	—	—	—	—	—	—	551	551
Addition of non-controlling interest in connection with establishment of Wuhu iKang Guobin Clinic Co. Ltd.	—	—	—	—	—	—	—	182	182
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(557)	(557)
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(57)	(57)
Net income	—	—	—	—	18,325	—	18,325	(1,837)	16,488
Foreign currency translation adjustment	—	—	—	—	—	(11,703)	(11,703)	(484)	(12,187)
Unrealized gain on available-for-sale investments	—	—	—	—	—	186	186	—	186
Balance at March 31, 2016	34,361,539	$343	$436,746	$11,529	$(98,215)	$(7,577)	$342,826	$22,576	$365,402

The accompanying notes are an integral part of these consolidated financial statements.

(1)         Shares were previously issued during the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,926	$27,396	$16,488
Adjustments to reconcile net income to net cash provided by operating activities Depreciation and amortization	10,759	19,912	30,394
Share-based compensation	930	9,153	1,949
Loss on disposal of property and equipment	163	1	281
Loss on liquidation of a subsidiary	—	—	106
Gain from disposal of cost method investment	—	—	(1,772)
Allowance for doubtful accounts	1,100	3,758	8,509
Amortization of discount on payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	504	—	—
Loss/(gain) from equity method investments	156	(521)	1,732
Fair value change of previously held 33% equity interest of Shanghai Huajian Health Examination Management Co., Ltd.	—	(883)	—
Changes in assets and liabilities
Accounts receivable	(3,802)	(22,324)	(22,632)
Inventories	(459)	(698)	(1,279)
Prepaid expenses and other current assets	(1,193)	(5,300)	(10,069)
Deferred tax assets	(1,232)	(2,147)	(8,296)
Rental deposit and other long-term assets	(1,485)	(2,253)	(2,781)
Accounts payable	(955)	6,115	4,766
Accrued expenses and other current liabilities	2,884	2,123	3,979
Income tax payable	3,824	1,129	702
Deferred revenues	1,774	6,546	23,914
Deferred government subsidy	(79)	(47)	(61)
Deferred tax liabilities	(512)	(863)	(2,328)

Net cash generated from operating activities	34,303	41,097	43,602

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(18,429)	(36,232)	20,772
Term deposits	—	(14,621)	2,361
Purchase of property and equipment	(35,838)	(39,767)	(37,024)
Proceeds from disposal of property and equipment	13	—	—
Purchase of intangible assets	—	(339)	(157)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	(326)	—	—
Purchase of non-controlling interest of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(788)
Purchase of non-controlling interest of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	—	(1,212)
Payments for business acquisitions (net of cash acquired of $2,749, $1,270 and $10,165 for years ended March 31, 2014, 2015 and 2016, respectively)	(41,311)	(56,654)	(37,249)
Payment for long-term investments	—	—	(204,414)
Proceeds from sale of cost method investment	—	—	1,897
Loan provided to related parties	(4,306)	—	(4,719)
Repayment of loan by a related party	3,483	1,291	—
Payment of loan receivables	—	(740)	(1,000)

Net cash used in investing activities	(96,714)	(147,062)	(261,533)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares	25,181	—	—
Proceeds from redesignation of convertible redeemable preferred shares	669	—	—
Proceeds from redesignation of Class A common shares	612	—	—
Payments for professional fees in connection with issuance of series F convertible preferred shares	(2,847)	—	—
Proceeds from issuance of common shares upon initial public offering	—	135,819	—
Proceeds from issuance of common shares upon Green Shoe.	—	13,399	—
Payments of initial public offering cost	—	(3,574)	—
Proceeds from exercise of share options	—	824	8,035
Capital contribution from non-controlling interest shareholders	732	58	567
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	(4,767)	(8,077)	—
Dividend distribution to a non-controlling interest shareholder of MediFast (Hong Kong) Limited	—	(193)	(250)
Dividend distribution to a non-controlling interest shareholder of Shanghai Guobin Medical Center Co., Ltd.	(44)	—	—
Dividend distribution to a non-controlling interest shareholder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(545)
Payments for business acquisitions	(3,010)	(1,329)	(1,853)
Payments for assets acquisition	—	(32)	—
Proceeds from long-term loans	—	—	220,223
Proceeds from short-term borrowings	20,298	59,404	54,126
Proceeds from long-term borrowings	1,901	—	12,521
Repayment of convertible loan	(2,000)	—	—
Repayments of short-term borrowings	(7,383)	(20,860)	(55,359)
Repayments of long-term borrowings	—	(1,869)	—

Net cash provided by financing activities	29,342	173,570	237,465

Effect of exchange rate on cash and cash equivalent	136	(490)	(8,759)

Net increase (decrease) in cash and cash equivalent	(32,933)	67,115	10,775
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	63,154	30,221	97,336

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$30,221	$97,336	$108,111

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

Supplemental cash flow information
Income tax paid	$8,224	$13,678	$13,327
Interest paid	$1,068	$2,392	$1,957
Supplemental non-cash financing and investing activities
Payable for purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	$8,049	$—	$—
Payable for business acquisitions	$3,628	$11,795	$9,350
Payable for purchase of long term investment	$—	$—	$3,743
Payable for purchase of property and equipment	$8,568	$7,902	$7,109
Prepayment for business acquisitions	$1,705	$22,215	$10,570
Prepayment for long term investments	$—	$—	$4,000
Prepayment for purchase of property and equipment	$7,312	$5,435	$11,318

The accompany notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

As of March 31, 2016, details of the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries were as follows:

			Percentage of
	Later date of		beneficial interest
	incorporation/	Place of	by iKang
Names	acquisition	incorporation	Healthcare Group, Inc.	Principal activities

Subsidiaries:

iKang Guobin Healthcare Group, Inc.(“iKang Guobin”)	December 24, 2003	BVI	100%	Holding company

ShanghaiMed iKang, Inc. (“Beijing iKang”)	February 27, 2004	PRC	100%	Sales of healthcare service

Shanghai iKang Co., Ltd. (“Shanghai iKang”)	December 27, 2004	PRC	100%	Sales of healthcare service

iKang Zhejiang, Inc. (“iKang Zhejiang BVI”)	April 5, 2006	BVI	73%	Holding company

iKang HealthManagement (Zhejiang) Co., Ltd. (“Zhejiang iKang”)	July 11, 2006	PRC	73%	Sales of healthcare service

Bayley & Jackson (China) Medical Services Limited (“Bayley & Jackson (Hong Kong)”)	October 10, 2006	Hong Kong	100%	Holding company

Beijing Bayley & Jackson Clinic Co., Ltd. (“iKang Beijing Ritan”)	October 10, 2006	PRC	100%	Medical examinations & clinical services

Yuanhua Healthcare Limited (HongKong) (“Yuanhua HK”)	July 31, 2013	Hong Kong	100%	Holding company

MediFast (Hong Kong) Limited (“MediFast”)	January 14, 2014	Hong Kong	80%	Medical examinations & clinical services

Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”)	July 31, 2013	PRC	100%	Sales of healthcare service

WA Centers HK Limited (“WA HK”)	March 3, 2015	Hong Kong	70%	Holding company

iKang Health Cloud Technology Limited (“iKang Cloud HK”)	January 5, 2015	Hong Kong	100%	Holding company

iKang(Shanghai) Financing Lease Co., Ltd. (“iKang(Shanghai) Financing Lease”)	December 19, 2014	PRC	100%	Lease services

VIEs:

iKang Healthcare Technology Group Co., Ltd. (formerly named as “Shanghai iKang Guobin Holding Co., Ltd.”) (“iKang Holding”)	April 27, 2007	PRC	100%	Holding company

Hangzhou iKang Guobin Clinic Co., Ltd. (“iKang Hangzhou Xixi”)	September 26, 2010	PRC	73%	Medical examinations

Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”)	July 31, 2013	PRC	100%	Holding company

Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”)	April 1, 2013	PRC	80%	Sales of healthcare service

VIEs’ subsidiaries:

iKang Guobin Healthcare Group Co., Ltd. (formerly named as “Beijing iKang Online Technology Co., Ltd.”) (“iKang Online”)	September 13, 2004	PRC	100%	Sales of healthcare service

Beiijng iKang Medical Examination Application Technology Co., Ltd.	February 3, 2005	PRC	100%	Sales of healthcare service

Shenzhen iKang Co., Ltd. (“Shenzhen iKang”)	July 12, 2006	PRC	100%	Sales of healthcare service

Shanghai Yalong Daoyi Services Co., Ltd. (“Yalong Daoyi”)	December 20, 2006	PRC	100%	Sales of healthcare service

Guangzhou iKang Guobin Health Examination Co., Ltd. (“iKang Guangzhou Huanshi East/Tianhe”)	April 27, 2007	PRC	100%	Medical examinations

Shanghai Guobin Medical Center Co., Ltd. (“iKang Shanghai Xikang Road”)	April 27, 2007	PRC	100%	Medical examinations & clinical services

Shanghai Wangzu Guobin Medical Center Co., Ltd. (“iKang Shanghai Gubei”)	April 27, 2007	PRC	70%	Medical examinations

Shanghai iKang Guobin Mingmen Clinic Co., Ltd. (“iKang Shanghai Pudong Avenue”)	April 27, 2007	PRC	100%	Medical examinations

Shenzhen iKang Guobin Hospital Management Co., Ltd. (“Shenzhen Hospital Management”)	September 10, 2007	PRC	66%	Holding company

Shenzhen iKang Guobin Puji Clinic Co., Ltd. (formerly named as “Shenzhen Puji Clinic”) (“iKang Shenzhen Nanshan”)	September 10, 2007	PRC	66%	Medical examinations & clinical services

Beijing iKang Guobin Lidu Clinic Co., Ltd. (“iKang Beijing Lidu”)	December 3, 2007	PRC	100%	Medical examinations

Nanjing iKang Guobin Xinjie Clinic Co., Ltd.	January 10, 2008	PRC	100%	Medical examinations

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Shenzhen iKang Guobin Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Clinic”) (“iKang Shenzhen Luohu”)	March 25, 2008	PRC	100%	Medical examinations

Beijing iKang Guobin Jianwai Clinic Co., Ltd. (“iKang Beijing Jianguomen”)	September 9, 2008	PRC	100%	Medical examinations

Beijing iKang Guobin Zhongguan Clinic Co., Ltd. (“iKang Beijing Zhongguancun”)	September 19, 2008	PRC	100%	Medical examinations

Beijing iKang Guobin Zhengqingyuan Clinic Co., Ltd. (“iKang Beijing Kunming Lake”)	December 1, 2008	PRC	100%	Medical examinations

Beijing iKang Guobin Jiuxianqiao Clinic Co., Ltd. (“iKang Beijing Yansha East”)	December 1, 2008	PRC	100%	Medical examinations

Shanghai iKang Guobin Renren Clinic Co., Ltd. (“iKang Shanghai Yangpu”)	December 9, 2008	PRC	100%	Medical examinations

Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (“iKang Chengdu Waishuangnan”)	January 15, 2009	PRC	100%	Medical examinations

Shanghai iKang Guobin Blue Cross Clinic Co., Ltd. (“iKang Shanghai Lujiazui”)	January 28, 2010	PRC	100%	Medical examinations

Shanghai Wenzhong Clinic Co., Ltd. (“Shanghai Wenzhong”)	February 12, 2010	PRC	71%	Medical examinations

Beijing iKang Guobin Clinic Co., Ltd. (“iKang Beijing Xuanwumen”)	August 5, 2010	PRC	100%	Medical examinations

Nanjing iKang Guobin Clinic Co., Ltd. (“iKang Nanjing Gulou”)	January 19, 2011	PRC	100%	Medical examinations

Shenzhen Xinglin Clinic Co., Ltd. (formerly named as “Shenzhen Xinglin Clinic”) (“iKang Shenzhen Futian”)	January 25, 2011	PRC	100%	Medical examinations

Fujian iKang Guobin Health Management Co., Ltd. (“Fujian iKang”)	April 1, 2011	PRC	71%	Sales of healthcare service

Fuzhou iKang Guobin Clinic Co., Ltd. (“iKang Fuzhou Gulou”)	November 14, 2011	PRC	71%	Medical examinations

Beijing iKang Guobin Xinei Clinic Co., Ltd. (“iKang Beijing Xinei”)	January 30, 2012	PRC	100%	Medical examinations

Shanghai iKang Guobin Fukang Clinic Co., Ltd. (“Yan’an West Road”)	January 18, 2012	PRC	100%	Medical examinations

Shanghai iKang Guobin Zhonghuan Yipin Clinic Co., Ltd. (formerly named as “Shanghai Zhonghuan Yipin Clinic Co., Ltd.”) (“iKang Shanghai Zhonghuan”)	January 21, 2012	PRC	100%	Medical examinations

Shanghai iKang Guobin Yipin Clinic Co., Ltd. (formerly named as “Shanghai Yipin Clinic Co., Ltd.”) (“iKang Shanghai Jing’an”)	January 21, 2012	PRC	100%	Medical examinations

Shanghai iKang Guobin Waizhitan Clinic Co., Ltd. (“iKang Shanghai Yan’an East Road”)	May 29, 2012	PRC	100%	Medical examinations

Shanghai iKang Guobin Jianwei Clinic Co., Ltd. (formerly named as “Shanghai Jianzhiwei Clinic Co., Ltd.”) (“iKang Shanghai Jianzhiwei”)	August 17, 2012	PRC	100%	Medical examinations

Hangzhou iKang Guobin Wenhui Clinic Co., Ltd. (“iKang Hangzhou Wenhui”)	September 3, 2012	PRC	100%	Medical examinations

Tianjin Heping Aibin Clinic Co., Ltd. (“iKang Tianjin Heping”)	October 15, 2012	PRC	100%	Medical examinations

Suzhou iKang Guobin Clinic Co., Ltd. (formerly named as “Suzhou Aibin Clinic, Co., Ltd.”) (“iKang Suzhou”)	November 13, 2012	PRC	100%	Medical examinations

Suzhou Zhuoyue Clinic Co., Ltd. (“Suzhou Zhuoyue”)	October 15, 2014	PRC	100%	Medical examinations

Changchun iKang Guobin Jiachang General Clinic Co., Ltd. (“iKang Changchun”)	November 5, 2012	PRC	100%	Medical examinations

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Chengdu Jinjiang iKang Guobin Hongzhaobi Health Co., Ltd. (“iKang Chengdu Hongzhaobi”)	December 21, 2012	PRC	100%	Examination General Clinic Medical examinations

Chongqing Aibin Clinic Co., Ltd. (“iKang Chongqing”)	December 18, 2012	PRC	100%	Medical examinations

Guangzhou Wokang Medical Clinic (“iKang Guangzhou Wokang”)	December 3, 2012	PRC	100%	Medical examinations

Shenzhen iKang Guobin Kefa Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Kefa Clinic”) (“Shenzhen Kefa”)	March 26, 2013	PRC	100%	Medical examinations

Shanghai iKang Jianwei Health Management Co., Ltd. (“Shanghai Jianwei Management”)	September 6, 2013	PRC	90%	Sales of healthcare services

Shanghai Yuanhua Clinic Co., Ltd. (“Yuanhua Clinic”)	July 31, 2013	PRC	100%	Medical examinations

Nanjing iKang Jun’an TCM Clinic Co., Ltd. (“iKang Nanjing Jun’an”)	September 1, 2013	PRC	100%	Medical examinations

Nanjing Aibin Health Information Consultancy Co., Ltd. (“Nanjing Aoyang Shunkang”)	September 1, 2013	PRC	100%	Sales of healthcare service

Jiangyin iKang Guobin Clinic Co., Ltd. (“iKang Jiangyin”)	December 16, 2013	PRC	100%	Medical examinations

Zhejiang Huzhou Ailikang Investment Management Co., Ltd. (“Zhejiang Ailikang”)	December 31, 2013	PRC	100%	Sales of healthcare services

Hangzhou iKang Jun’an Clinic Co., Ltd. (formerly named as “Hangzhou Aibo Huagang Clinic Co. Ltd.”) (“Hangzhou Aibo”)	December 31, 2013	PRC	100%	Medical examinations

Beijing iKang Jun’an Clinic Co., Ltd. (“iKang Beijing Jun’an”)	November 28, 2013	PRC	100%	Medical examinations & clinical services

Beijing iKang Guobin Yayun Clinic Co., Ltd. (“iKang Beijing Yayun”)	December 5, 2013	PRC	100%	Medical examinations

Changzhou iKang Guobin Clinic Co., Ltd. (“iKang Changzhou”)	March 14, 2014	PRC	62.5%	Medical examinations

Beijing iKang Guobin Baishi Clinic Co., Ltd. (“iKang Beijing Baishi”)	April 16, 2014	PRC	100%	Medical examinations

Chengdu Gaoxin iKang Guobin Chengnan Clinic Co., Ltd. (“Chengdu Gaoxin iKang West City ”)	May 22, 2014	PRC	100%	Medical examinations

iKang Dental Hospital Management Co., Ltd. (“iKang Dental Hospital Management ”)	August 13, 2014	PRC	100%	Management of dental services

Beijing iKang Guobin Wanzhishou Clinic Co., Ltd. (“iKang Beijing Wanzhishou ”)	August 21, 2014	PRC	100%	Medical examinations

Shanghai Huajian Health Examination Management Co., Ltd. (“Shanghai Huajian Management”)	July 1, 2014	PRC	100%	Medical examinations

Shanghai Huajian Clinic Co., Ltd.(“Shanghai Huajian”)	July 1, 2014	PRC	100%	Medical examinations

Shanghai Jinxiu Huajian Clinic Co., Ltd.(“Shanghai Jinxiu Huajian”)	July 1, 2014	PRC	100%	Medical examinations

Shanghai Jinshen Huajian Clinic Co., Ltd.(“Shanghai Jinshen Huajian”)	July 1, 2014	PRC	100%	Medical examinations

Shenyang iKang Guobin Hospital(“iKang Shenyang Hospital”)	November 14, 2014	PRC	100%	Medical examinations

Shenyang iKang Guobin Ningshan Hospital Co., Ltd. (“iKang Shenyang Ningshan Hospital”)	November 19, 2014	PRC	100%	Medical examinations

Shenyang Golden iKang Guobin Hospital Co., Ltd. (“Gold iKang Shenyang Hospital”)	December 19, 2014	PRC	100%	Medical examinations

Tianjin Hedong District iKang Guobin Dongrun Clinic Co., Ltd. (“iKang Tianjin Hedong Dongrun”)	February 17, 2015	PRC	100%	Medical examinations

Tianjin Hexi District iKang Guobin Fenghui Clinic Co., Ltd. (“iKang Tianjin Hexi Fenghui”)	February 17, 2015	PRC	100%	Medical examinations

Wuxi Woshi Hongtai Biotechnology Co., Ltd. (“Wuxi Woshi Hongtai”)	March 3, 2015	PRC	70%	Holding company

Beijing Woshi Hongtai Investment Management Consultancy Co., Ltd. (“Beijing Woshi Hongtai”)	March 3, 2015	PRC	70%	Sales of healthcare services

Beijing Zhenjing Clinic Co., Ltd.(“Beijing Zhenjing”)	March 3, 2015	PRC	70%	Medical examinations

Shanghai Zhenjing Hospital Management Co., Ltd. (“Shanghai Zhenjing Hospital Management”)	March 3, 2015	PRC	70%	Sales of healthcare services

Shanghai Zhenjing Clinic Co., Ltd. (“Shanghai Zhenjing”)	March 3, 2015	PRC	70%	Medical examinations

Beijing iKang Guobin Shunping Clinic Co., Ltd. (“iKang Beijing Shunping”)	August 04, 2015	PRC	100%	Medical examinations

Beijing iKang Guobin Baiyunlu Clinic Co., Ltd. (“iKang Beijing Baiyunlu”)	October 14, 2015	PRC	100%	Medical examinations

Chongqing iKang Zhuoyue Clinic Co., Ltd. (“iKang Chongqing Zhuoyue”)	November 10, 2015	PRC	100%	Medical examinations

Tianjin Hexi District iKang Guobin Clinic Co., Ltd. (“iKang Tianjin Hexi”)	July 27, 2015	PRC	100%	Medical examinations

Tianjin iKang Guobin Yuecheng Clinic Co. Ltd. (“iKang Tianjin Yuecheng”)	September 09, 2015	PRC	100%	Medical examinations

iKang Health Cloud(Beijing) Software Co.,Ltd. (“iKang Health Cloud”)	May 07, 2015	PRC	100%	Research & development

China Physician Alliance Group, Limited. (“China Physician Alliance”)	August 26, 2015	PRC	82%	Sales of healthcare services

Xi’an iKang Guobin Medical Examination Management Co., Ltd. (“Xi’an iKang”)	December 17, 2015	PRC	70%	Sales of healthcare services

Xi’an Lianhu Yinglun Hospital Co., Ltd. (“Xi’an Lianhu Yinglun”)	December 17, 2015	PRC	70%	Medical examinations

Xi’an Yanta Yinglun Clinic Co., Ltd. (“Xi’an Yanta Yinglun”)	December 17, 2015	PRC	70%	Medical examinations

Xi’an Weiyang Yinglun Clinic Co., Ltd. (“Xi’an Weiyang Yinglun”)	December 17, 2015	PRC	70%	Medical examinations

Yantai iKang Guobin Hongkang Health Management Co., Ltd. (“iKang Yantai Hongkang”)	May 31, 2015	PRC	100%	Sales of healthcare services

Yantai iKang Guobin Hongkang Health Management Co., Ltd. Clinic (“iKang Yantai Hongkang Clinic”)	May 31, 2015	PRC	100%	Medical examinations

Yantai iKang Guobin Hongkang Health Examination Management Co., Ltd. Clinic (“iKang Yantai Hongkang Examination Clinic”)	May 31, 2015	PRC	100%	Medical examinations

Yantai iKang Guobin Hongkang Health Examination Management Co., Ltd. (“iKang Yantai Hongkang Examination”)	May 31, 2015	PRC	100%	Sales of healthcare services

Guizhou iKang Guobin Health Technology Co., Ltd. (“Guizhou iKang”)	January 22, 2016	PRC	60%	Sales of healthcare services

Guizhou Wishstar Health Examination Clinic Co., Ltd. (“Guizhou Wishstar”)	January 22, 2016	PRC	60%	Medical examinations

Weifang Gaoxin iKang Guobin Clinic Co. Ltd. (“iKang Weifang Gaoxin”)	January 13, 2016	PRC	100%	Medical examinations

Wuhu iKang Guobin Clinic Co. Ltd (“Wuhu iKang”)	January 7, 2016	PRC	60%	Medical examinations

Chengdu Gaoxin iKang Dental Clinic Co., Ltd. (“iKang Chengdu Gaoxin”)	July 3, 2015	PRC	100%	Dental services

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Shandong iKang Guobin Medical Examination Management Co., Ltd. (“Shandong iKang”)	May 14 2015	PRC	70%	Sales of healthcare services

Jinan iKang Zhuoyue Medical Examination Management Co, Ltd. (“iKang Jinan Zhuoyue”)	August 05, 2015	PRC	70%	Medical examinations

Yinchuan iKang Guobin Ciming Clinic Co., Ltd. (“iKang Yinchuan Ciming”)	May 31, 2015	PRC	70%	Medical examinations

Ningxia iKang Guobin Health Examination Investment Holding Co., Ltd. (“Ningxia iKang”)	May 31, 2015	PRC	70%	Sales of healthcare services

Hangzhou iKang Guobin Jiangnan Avenue Clinic Co., Ltd. (“iKang Hangzhou Jiangnan Avenue”)	November 16, 2015	PRC	100%	Medical examinations

Ningbo Haishu iKang Guobin Clinic Co., Ltd. (“iKang Ningbo Haishu”)	July 07, 2015	PRC	100%	Medical examinations

Nanjing iKang Guobin Hedingqiao Clinic Co., Ltd. (“iKang Nanjing Hedingqiao”)	November 25, 2015	PRC	100%	Medical examinations

Wuhan iKang Guobin Xiandai Sunny Clinic Co., Ltd. (“iKang Wuhan Xiandai Sunny”)	January 01, 2016	PRC	100%	Medical examinations

Foshan iKang Guobin Clinic Co., Ltd. (“Foshan iKang”)	October 24, 2015	PRC	100%	Medical examinations

Beijing Tianjian Sunny Health Science and Technology Co., Ltd. (“Beijing Tianjian Sunny”)	May 25, 2015	PRC	83%	Sales of healthcare services

Beijing Tianjian Sunny Health Science and Technology Co., Ltd. Anhuaqiao Clinic (“Beijing Anhuaqiao”)	May 25, 2015	PRC	83%	Medical examinations

Beijing Tianjian Sunny Health Science and Technology Co., Ltd. Fengtai Clinic (“Beijing Fengtai”)	May 25, 2015	PRC	83%	Medical examinations

Sinopharm Sunny Health Science and Technology Co., Ltd. Konggang Clinic (“Beijing Konggang”)	May 25, 2015	PRC	83%	Sales of healthcare services

Beijing iKang Guobin Sunny Jingchao Clinic Co., Ltd. (“iKang Beijing Jingchao”)	May 25, 2015	PRC	83%	Medical examinations

Beijing iKang Guobin Sunny Jingchun Clinic Co., Ltd. (“iKang Beijing Jingchun”)	May 25, 2015	PRC	83%	Medical examinations

Guangzhou Zhenxing Traditional Chinese Medical Clinic Co., Ltd. (“Guangzhou Zhenxing”)	May 25, 2015	PRC	83%	Medical examinations

Beijing Tianzhikangjian Investment Management Co., Ltd. (“Beijing Tianzhikangjian”)	May 25, 2015	PRC

Changsha iKang Guobin Health Consultancy Co., Ltd. (“Changsha iKang”)	May 25, 2015	PRC	83%	Sales of healthcare services

Changsha iKang Guobin Health Consultancy Co., Ltd. Sunny Clinic (“iKang Changsha Sunny Clinic”)	May 25, 2015	PRC	83%	Medical examinations

Beijing iKang Zhuoyue Jingxi Clinic Co., Ltd. (“iKang Beijing Jingxi”)	May 25, 2015	PRC	83%	Medical examinations

Yantai iKang Guobin Ciming Medical Examination Management Co., Ltd. (“Yantai Ciming”)	July 31, 2015	PRC	70%	Sales of healthcare services

Yantai iKang Guobin Ciming Medical Examination Management Co., Ltd.Laishan Clinic (“Yantai Ciming Laishan Clinic”)	July 31, 2015	PRC	70%	Medical examinations

Weifang Kuiwen iKang Guobin Ciming Clinic Co. Ltd. (“Weifang Kuiwen”)	July 31, 2015	PRC	70%	Medical examinations

Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd. Clinic (“Weihai Ciming Clinic”)	July 31, 2015	PRC	70%	Sales of healthcare services

Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd. (“Weihai Ciming”)	July 31, 2015	PRC	70%	Medical examinations

Chengdu iKang Guobin Ommay Health Examination Hospital Co., Ltd. (“Chengdu Ommay”)	April 01, 2015	PRC	100%	Medical examinations

Beijing iKang Guobin Headquarter Base Clinic Co., Ltd. (“Beijing Headquarter Base”)	February 1, 2016	PRC	100%	Medical examinations

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

Starting from January 31, 2012, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing healthcare services in the PRC; however, in order to operate under a foreign-invested enterprise, the Group needs to reapply for the licenses or permits required for conducting such business from the Ministry of Health and Ministry of Commerce, because currently most licenses of the Group to conduct healthcare services are held by PRC entities. As of March 31, 2016, the Group has not yet applied for such licenses or permits.  Therefore the Group still operates through its VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

(3)                                 Spousal Consent Under the Spousal Consent letters, the spouse of each married registered shareholder of iKang Holding has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of iKang Holding owned by such shareholder will be disposed of only in accordance with the applicable Exclusive Equity Option Agreement, Equity Interest Pledge Agreement, and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of and for the years ended March 31(after inter-company elimination):

	As of March 31,
	2015	2016
Cash and cash equivalents	$22,870	$92,231
Accounts receivable and other current assets	94,658	128,400
Total current assets	117,528	220,631
Property and equipment, net	101,237	126,897
Acquired intangible assets, net	29,081	35,122
Other noncurrent assets	41,562	277,689
Total non-current assets	171,880	439,708
Total assets	289,408	660,339
Deferred revenues	31,786	52,210
Accounts payable and other current liabilities	113,250	124,754
Total current liabilities	145,036	176,964
Total non-current liabilities	6,670	238,889
Total liabilities	$151,706	$415,853

	For the years ended March 31,
	2014	2015	2016

Net revenues	$170,226	$248,202	$330,391
Net income	$20,948	$35,643	$12,614

	For the years ended March 31,
	2014	2015	2016

Net cash provided by operating activities	$16,927	$76,495	$92,294
Net cash used in investing activities	$(29,649)	$(91,833)	$(239.274)
Net cash provided by financing activities	$10,740	$26,882	$216,341

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The VIE entities contributed an aggregate of 84.1%, 85.4% and 89.1% of the consolidated net revenues for the years ended March 31, 2014, 2015 and 2016, respectively. The Company’s operations not conducted through contractual arrangements with the VIE entities primarily consist of its high end health check services. As of the fiscal years ended March 31, 2015 and 2016, the VIE entities accounted for an aggregate of 58.0% and 82.2%, respectively, of the consolidated total assets, and 88.9% and 94.9%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, accounts receivable and prepaid expenses and other current assets.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, the useful lives and impairment of property and equipment, purchase price allocation relating to business acquisitions, the useful lives and impairment of intangible assets, impairment of goodwill, impairment of long-term investments, valuation allowance for deferred tax assets, share-based compensation and fair value of long-term available-for-sale investments, common shares, convertible redeemable preferred shares and forward contracts.

Business Acquisitions

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and have maturities of three months or less when purchased.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, forward contracts, equity securities investments, amount due from related parties, accounts payable, amount due to related parties, short-term borrowing and long-term borrowing.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

Fair value of financial instruments is discussed in Note 19.

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

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  Cash and cash equivalents of the Group included aggregate amounts of $30,172 and $98,577 at March 31, 2015 and 2016, respectively, which were denominated in RMB.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.  The Group places their cash with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. No customer accounted for 10% or more of total revenues for the years ended March 31, 2014, 2015 and 2016, respectively.  No customer accounted for 10% or more of accounts receivable as of March 31, 2015 and 2016, respectively.

Inventories

Inventories are medical consumable supplies and are stated at the lower of cost or market value.  Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories.  The Group did not record a write-down of inventories for the years ended March 31, 2014, 2015 and 2016, respectively.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

	Weighted average (years)	Range (years)
Customer relationship	5.5	2.1~10.0
Non-compete agreement	3.0	2.0~3.0
Contract backlog	0.7	0.4~0.9
Operating license	2.9	0.3~5.0
Favorable lease contract	7.1	2.8~9.8

The weighted average estimated average useful life of the intangible assets with determinable lives is 5.3 years.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

The Group did not incur any impairment loss on goodwill for the years ended March 31, 2014, 2015 and 2016, respectively.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

Cost method investments

For equity investments that are not considered as equity securities that have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used. Investments in limited partnerships over whose operating and financing policies the Group has virtually no influence and with investment less than 20 percent are accounted for using the cost method.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

Equity method investments

The Group applies the equity method to account for an equity investment, in common stock or in-substance common stock over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments-continued

Equity method investments-continued

Under the equity method, the Group initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

Available-for-sale investments

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other Group specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

Revenue recognition

Revenue is stated net of business tax.  The Group’s PRC subsidiaries and VIE entities are subject to a 5% business tax and related surcharges on the revenues earned from providing services and selling products in the PRC.  Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws.  The Group recognized $2,084, $2,156, and $2,692 business tax for the years ended March 31, 2014, 2015 and 2016, respectively.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added taxes (“VAT”) reform program (“Pilot Program”), applicable to business in selected industries. Such VAT Pilot Program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC.

Cai Shui [2016] No. 36 specifies the industries and relevant requirements that can enjoy VAT exemption. In accordance with Cai Shui [2016] No. 36, the medical examination service is exempt from paying VAT, therefore, the Group’s medical examination service is not currently subject to VAT.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Non-monetary exchange

The Group occasionally exchanges medical examination services with advertising agencies for advertising credits. The amount of deferred revenues and prepaid expenses is based on the fair value of the medical examination services surrendered which approximates the price the Group offers to the individual customers and is more readily determinable. The amounts of revenues recognized for non-monetary transactions were $706, $571 and $1,767 for the years ended March 31, 2014, 2015 and 2016, respectively. Direct costs attributable to the revenues have been immaterial.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2014, 2015 or 2016, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

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

Comprehensive income

Comprehensive income includes net income, cumulative foreign currency translation adjustments, unrealized gain (loss) in available-for-sale investments and net of tax effect for years ended March 31, 2014, 2015 and 2016, and is reported in the statement of shareholder’s equity.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Newly adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board(“FASB”) issued Accounting Standards Update(“ASU”) 2014-09 which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements-continued

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements-continued

In June 2014, the FASB issued ASU 2014-12, which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period.

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

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 by one year. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance for all entities. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements-continued

In September, 2015, the FASB issued a new pronouncement, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement ASU 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In January, 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•                                           Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•                                           Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements-continued

•              Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•              Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•              Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•              Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision.

Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements-continued

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group is in the process of evaluating the impacts of the adoption of this ASU.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS

(1)                                  Acquisition of Shanghai Huajian Management

The Group purchased 33% equity interest of Shanghai Huajian Management from an individual shareholder in January 2014 with a consideration of $6,376.

Subsequently, the Group signed agreements with two other shareholders of Shanghai Huajian Management to acquire the remaining 37% and 30% of Shanghai Huajian Management for cash considerations of $7,484 and $5,382 in May and June 2014 respectively. The acquisition of the above remaining 67% equity interest of Shanghai Huajian Management was completed on July 1, 2014. Additionally, iKang granted 300,000 options at the exercise price of $16.18 per share (or equivalent to $8.09 per ADS) to one of the former shareholders of Shanghai Huajian Management on August 1, 2014 pursuant to an agreement entered into on December 30, 2013. The grant of the options was considered by management to be additional purchase consideration for Shanghai Huajian Management with a fair value of $7,202, which was settled in the year ended March 31, 2016.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                           ACQUISITIONS - continued

(1)                                  Acquisition of Shanghai Huajian Management

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(2)                        Acquisition of iKang Shenyang Hospital

On November 14, 2014, the Group acquired 100% equity interest of iKang Shenyang Hospital, formerly named Shenyang Ciming Hospital Co, Ltd., which provides medical examination services, with cash consideration of $1,636.Acquisition-related costs were nil.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(3)                        Acquisition of iKang Shenyang Ningshan Hospital

On November 19, 2014, the Group acquired 100% equity interest of iKang Shenyang Ningshan Hospital, formerly named Shenyang Ciming Ningshan Hospital Co, Ltd., which provides medical examination services, with cash consideration of $1,628. Acquisition-related costs were nil.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(4)                           Acquisition of Gold iKang Shenyang Hospital

On December 19, 2014, the Group acquired 100% equity interest of Gold iKang Shenyang Hospital, formerly named Shenyang Golden Ciming Hospital Co, Ltd., which provides medical examination related services, with cash consideration of $6,447. Acquisition-related costs were nil.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(5)                        Acquisition of iKang Tianjin Hedong Dongrun

On February 17, 2015, the Group acquired 100% equity interest of iKang Tianjin Hedong Dongrun, formerly named Tianjin Hedong District Dongrun Clinic Co., Ltd., which provides medical examination services, with cash consideration of $3,032. Acquisition-related costs were nil.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(6)                        Acquisition of iKang Tianjin Hexi Fenghui

On February 17, 2015, the Group acquired 100% equity interest of iKang Tianjin Hexi Fenghui, formerly named Tianjin Hexi District Fenghui Clinic Co., Ltd., a company providing medical examination services, with cash consideration of $2,073. Acquisition-related costs were nil.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(7)                        Acquisition of WA HK

On March 3, 2015, the Group acquired 70% equity interest of WA HK, which provides high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing, with cash consideration of $9,934. Acquisition-related costs were nil.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                          ACQUISITIONS - continued

(8)                        Acquisition of Chengdu Ommay

On April 16, 2015, the Group acquired 100% equity interest of Chengdu Ommay, formerly named as Ommay Health Management Co., Ltd., a middle to high-end private medical examination service center in Chengdu, with cash consideration of $4,033. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent appraiser and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$748
Non-current assets	499
Current liabilities	(734)

Total	513

Intangible assets acquired:
Customer relationship	936	5.0 years
Operating license	16	1.0 year
Goodwill	2,853
Deferred tax liability	(285)

Total	3,520

Total consideration	$4,033

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Chengdu Ommay have been included in the Group’s consolidated financial statements since the date of acquisition. Chengdu Ommay contributed net revenue of $1,128 and net loss of $681 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(9)                                  Acquisition of Yinchuan Ciming

On June 2, 2015, the Group acquired 70% of equity of Yinchuan Ciming, formerly named as Yinchuan Ciming Clinic Co., Ltd., which provides medical examination service,with cash consideration of $4,840. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Non-current assets	$927

Total	927

Intangible assets acquired:
Customer relationship	1,581	5.0 years
Operating license	32	2.0 years
Goodwill	4,406
Deferred tax liability	(493)

Total	5,526

Non-controlling interests	(1,613)

Total consideration	$4,840

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Yinchuan Ciming have been included in the Group’s consolidated financial statements since the date of acquisition. Yinchuan Ciming contributed net revenue of $3,746, and net income of $803 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(10)                           Acquisition of Beijing Tianzhikangjian

On May 18, 2015, The Group acquired 100% equity interest of Beijing Tianzhikangjian with cash consideration of $21,497. Beijing Tianzhikangjian held 82.85% equity interest in Beijing Tianjian Sunny Healthcare Technology Co., Ltd. (“Tianjian Sunny”), which is a prominent medical examination center chain in China. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$7,094
Non-current assets	6,382
Current liabilities	(4,751)

Total	8,725

Intangible assets acquired:
Customer relationship	3,001	4.5 years
Operating license	371	1.7-4.6 years
Goodwill	15,542
Deferred tax liability	(1,092)

Total	17,822

Non-controlling interest	(5,050)

Total consideration	$21,497

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Beijing Tianzhikangjian have been included in the Group’s consolidated financial statements since the date of acquisition. Beijing Tianzhikangjian contributed net revenue of $7,420 and net loss of $2,886 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(11)                          Acquisition of iKang Yantai Hongkang and iKang Yantai Hongkang Management (“Yantai Hongkang”)

On May 29, 2015, the Group acquired 100% equity interest in Yantai Hongkang, formerly named as Yantai Hongkang Health Management Co., Ltd. and Yantai Hongkang Health Examination Management Co., Ltd., which owns medical examination service centers in Yantai, PRC, with cash consideration of $7,422. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$592
Non-current assets	1,340
Current liabilities	(124)

Total	1,808

Intangible assets acquired:
Customer relationship	2,533	5.0 years
Operating license	113	3.8 years
Goodwill	3,690
Deferred tax liability	(722)

Total	5,614

Total consideration	$7,422

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Yantai Hongkang have been included in the Group’s consolidated financial statements since the date of acquisition. Yantai Hongkang contributed net revenue of $3,272 and net loss of $66 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(12)                          Acquisition of Yantai Ciming, Weifang Kuiwen and Weihai (“Shandong Ciming Clinics”)

On August 14, 2015, the Group acquired 70% equity interest of Shandong Ciming Clinics, formerly named Yantai Ciming Medical Examination Management Co.,Ltd, Weifang Kuiwen Ciming Clinic Co.Ltd. and Weihai Ciming Medical Examination Management Co., Ltd., which operates medical examination service centers in three major cities in Shandong province, with cash consideration of $7,260. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$2,770
Non-current assets	4,099
Current liabilities	(1,544)

Total	5,325

Intangible assets acquired:
Customer relationship	2,593	5.0 years
Operating license	145	1.3-4.4 years
Goodwill	2,361
Deferred tax liability	(748)

Total	4,351

Non-controlling interests	(2,416)

Total consideration	$7,260

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Shandong Ciming Clinics have been included in the Group’s consolidated financial statements since the date of acquisition. Shandong Ciming Clinics contributed net revenue of $3,711 and net loss of $1,330 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(13)                           Acquisition of Wuhan Xiandai Sunny

On January 1, 2016, the Group acquired 100% equity interest in Wuhan Xiandai Sunny, formerly named Wuhan Xiandai Sunny Clinic Co., Ltd., which providing medical health examination service in Wuhan, with cash consideration of $4,786. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$159
Non-current assets	793

Total	952

Intangible assets acquired:
Customer relationship	988	5.0 years
Operating license	30	1.9 years
Goodwill	3,131
Deferred tax liability	(315)

Total	3,834

Total consideration	$4,786

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Wuhan Xiandai Sunny have been included in the Group’s consolidated financial statements since the date of acquisition. Wuhan Xiandai Sunny contributed net revenue of $120, and net loss of $173 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(14)                           Acquisition of Xi’an iKang

On December 17, 2015, the Group acquired 70% equity interest of Xi’an iKang, which has 100% ownership in three medical centers under the brand name of Xi’an Inlung, formerly named Xi’an Lianhu Inlung Medical Center, Xi’an Weiyang Inlung Medical Center and Xi’an Yanta Inlung Medical Center, with a total cash consideration of $6,721, including contingent consideration of $2,846 which is primarily based on the performance of Xi’an iKang for the period from April 1, 2016 to March 31, 2017. The fair value of the contingent consideration on the acquisition date was $2,846 determined by the Group with the assistance of American Appraisal China Limited, an independent appraiser. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$55
Non-current assets	2,510
Current liabilities	(171)

Total	2,394

Intangible assets acquired:
Customer relationship	3,875	5.0 years
Operating license	139	3.6 years
Goodwill	7,415
Deferred tax liability	(1,014)

Total	10,415

Non-controlling interest	(3,242)

Total consideration	$9,567

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Xi’an iKang have been included in the Group’s consolidated financial statements since the date of acquisition.  Xi’an iKang contributed net revenue of $267 and net loss of $663 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(15)                           Acquisition of Guizhou Wishstar

On January 22, 2016, the Group acquired 60% equity interest of Guizhou Wishstar, which provides medical examination service, with cash consideration of $8,170. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$8,170
Non-current assets	2,888

Total	11,058

Intangible assets acquired:
Customer relationship	1,064	5.0 years
Operating license	46	2.0 years
Goodwill	725
Deferred tax liability	(277)

Total	1,558

Non-controlling interest	(4,446)

Total consideration	$8,170

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Guizhou Winstar have been included in the Group’s consolidated financial statements since the date of acquisition. Guizhou Winstar contributed net revenue of nil, and net income of $10 to the Group’s consolidated statements of operations in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(16)                           Pro forma information

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2014 and 2015 assuming that the acquisitions of Yuanhua, Nanjing Aoyang, Zhejiang Ailikang, MediFast, Shanghai Huajian Management, iKang Shenyang Hospital, iKang Shenyang Ningshan Hospital, Gold iKang Shenyang Hospital, iKang Tianjin Hedong Dongrun, iKang Tianjin Hexi Fenghui and WA HK occurred as of April 1, 2013. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2014	2015
	(Unaudited)	(Unaudited)
Pro forma net revenue	$238,706	$305,493
Pro forma net income attributable to common shareholders of iKang Healthcare Group, Inc.	$18,387	$25,299

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2015 and 2016 assuming that the acquisitions of Chengdu Ommay, Yinchuan Ciming, Beijing Tianzhikangjian, Yantai Hongkang, Shandong Ciming, Wuhan Xiandai Sunny, Xi’an iKang, Guizhou Winstar occurred as of April 1, 2014. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2015	2016
	(Unaudited)	(Unaudited)
Pro forma net revenue	$321,149	$385,286
Pro forma net income attributable to common shareholders of iKang Healthcare Group, Inc.	$20,130	$14,319

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(17)                           Acquisition of Assets

On September 9, 2015, the Group acquired the operating license of Tianjin Nankai Clinic with a cash consideration of $435.

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31,
	2015	2016
Accounts receivable	$67,705	$88,492
Less: allowance for doubtful accounts	8,055	14,329
Accounts receivable, net	$59,650	$74,163

Movement of allowance for doubtful accounts is as follows:

	As of March 31,
	2014	2015	2016
Balance at beginning of year	$3,272	$4,330	$8,055
Charge to expenses	1,100	3,758	8,509
Write off	(97)	(42)	(1,822)
Exchange difference	55	9	(413)
Balance at end of year	$4,330	$8,055	$14,329

The Group decides to write off a receivable and the corresponding provision when it determines when events indicate that there is remote chance that an account receivable can be collected, such as liquidation of a customer or termination of business cooperation.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

5.                                      INVENTORIES

Inventories consist of the following:

	As of March 31,
	2015	2016
Medical consumable supplies	$2,661	$4,015

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2015	2016
Advance payments for acquisitions	$22,215	$10,570
Advance to suppliers	9,150	24,930
Staff advance	5,261	5,485
Prepaid rental expenses	3,724	7,788
Prepaid expenses (1)	3,327	4,302
Advance payments for investment	—	4,000
Other receivable	316	5,557
Interest income receivable	38	27
	$44,031	$62,659

(1)                                Prepaid expenses mainly consist of amounts paid for professional fees and advertisement fees for which relating services have not been provided.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

7.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2015	2016
Medical equipment	$77,095	$100,514
Leasehold improvements	55,242	67,542
Computer equipment and application software	11,734	15,740
Furniture and fixtures	8,380	10,557
Motor vehicles	944	1,389
Construction in progress	4,936	4,058
Less: accumulated depreciation and amortization	53,309	69,630
Property and equipment, net	$105,022	$130,170

Depreciation expenses charged to the consolidated statement of operations for the years ended March 31, 2014, 2015 and 2016 were $8,874, $14,691 and $19,625, respectively.

8.                                      LONG-TERM INVESTMENTS

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

	As of March 31,
	2015	2016
Cost method investments (1)	$129	$48,583
Equity method investments (2)	—	144,442
Available-for-sale investments (3)	—	7,083
	$129	$200,108

(1)                                  Cost method investments

Pursuant to a co-operation agreement with shareholder of Xi’an Puhui Physical Examination Co., Ltd. (“Xi’an Puhui”) in November 2015, the Group invested 23.1% equity interest of Xi’an Puhui, which operates fifteen medical clinics in Xi’an, Zhengzhou and other six cities, with a cash consideration of approximately $32,090. The transaction was closed in December 2015. The Group has no representative on Xi’an Puhui’s board of directors and does not have the ability to exercise significant influence over the operating and financial policies of Xi’an Puhui. The Group used cost method to account for this investment.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      LONG-TERM INVESTMENTS-continued

(1)                                  Cost method investments-continued

In May 2015, the Group invested 1.8% equity interests of American Well Corporation (“AW”), a Delaware company with a cash consideration of approximately $13,500. The Group used cost-method to account for the investment as the Group has no representative on AW’s board of directors and does not have the ability to exercise significant influence over the operating and financial policies of AW.

In September 2015, the Group purchased preferred shares of Elysium Health, Inc., a US medical services supplement company with cash consideration of $2,000, for 8.7% equity ownership on an as converted basis. The Group has no representative on Elysium Health’s board of directors and does not have the ability to exercise significant influence over the operating and financial policies of Elysium Health.

In March 2016, the Group invested 4.0% equity interests of Shanghai Yimi Information Technology Co., Ltd., a company providing consulting and training service in medical industry, with a cash consideration of approximately $993. The Group has no representative on its board of directors and does not have the ability to exercise significant influence over the operating and financial policies of this investment.

(2)                                 Equity method investments

In September 2015, the Group invested 21.8% equity interest of Shenzhen Topsky Jianxin Technology Co., Ltd. (“Topsky”) with a cash consideration of approximately $10,372. The transaction was closed in October 2015. The Group has two out of five representations on Topsky’s board of directors and has the ability to exercise significant influence over the operating and financial policies of Topsky. The Group accounted for this investment as equity method investment and recognized $335 loss for the year ended March 31, 2016.

In December 2015, a share purchase agreement was signed by the Group and Worldcare International Inc., a worldwide medical institution providing innovative advisory services for various hospitals and medical organizations, pursuant to which the Group agreed to invest $4,032 to acquire 20% equity interest. The transaction has been closed in January 2016. The Group accounted for this investment as equity method investment because the Group has the ability to exercise significant influence but does not control over the investees and recognized its share of loss of $43 loss for the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      LONG-TERM INVESTMENTS-continued

(2)                                  Equity method investments-continued

In February 2016, the Group completed a strategic investment in New China Life Insurance Health Investment Management Co., Ltd. (“NCI Health”), which was established by New China Life Insurance Co., Ltd. on December 13, 2012 and operates sixteen medical centers in 16 cities in China, with a total cash consideration of $119,363. After the investment, the Group holds 45% equity interest in NCI Health. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment. The Group recognized its share of loss of $1,354 for the year ended March 31, 2016.

In addition, the Group purchased 40% equity interest of Beijing Minzhong Clinic Co., Ltd. (“Beijing MZ”) with a total cash consideration of $12,407. The transaction was closed in March 2016.

The Group summarizes the condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X. The summarized financial information of the equity method investments were as follows:

	As of March 31,
	2015	2016
Current assets	$—	$187,583
Non-current assets	—	32,618
Current liabilities	—	26,196
Non-current liabilities	—	—

	For the years ended March 31,
	2014	2015	2016
Total revenues	$—	$—	$52,185
Gross profits	—	—	16,580
Loss from operations	—	—	(23,094)
Net loss	—	—	(23,181)

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                     LONG-TERM INVESTMENTS- continued

(3)                                  Available-for-sale investments

In June 2015, the Group acquired 20% equity interest in Shanghai Shenmin Medical Technology Company Limited, for a cash consideration of US$1,897, which is a medical technology company incorporated under the laws of the PRC. The investment was classified as available-for-sale investment since it can be redeemed at the option of the Group once the redeemable events occurred and measured subsequently at fair value which was subsequently disposed in July 2016. There was no unrecognized gain or loss recognized for the year ended March 31, 2016.

In June 2015, the Group invested $5,000 in China Medonline Inc. (“HDF”), a company engaging in providing on-line medical services, for 1% equity ownership interests on an as converted basis. The investment was classified as available-for-sale investment since it can be redeemed at the option of the Group once the redeemable events occurred, and measured subsequently at fair value. $186 unrecognized gain was recorded for the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization, impairment and net carrying amount of the intangible assets are as follows:

	As of March 31,
	2015	2016
Acquired intangible assets not subject to amortization
Trade-name	$11,603	$11,169
Acquired intangible assets subject to amortization
Customer relationship	23,286	38,708
Operating licenses	4,566	5,670
Favorable lease contracts	1,925	1,850
Contract backlog	88	85
Non-compete agreement	454	452

Less: accumulated amortization
Customer relationship	8,163	16,417
Operating licenses	1,988	2,739
Favorable lease contracts	433	765
Contract backlog	88	85
Non-compete agreement	189	339
Less: impairment	427	410
Intangible assets, net	$30,634	$37,179

Amortization expenses for the years ended March 31, 2014, 2015 and 2016 were $1,885, $5,221 and $10,769, respectively. Amortization expenses for the years ending March 31, 2017, 2018, 2019, 2020, 2021 and thereafter would be $10,346, $7,151, $4,600, $2,616, $617 and $680, respectively. No impairment loss was recognized on acquired intangible assets during the years ended March 31, 2014, 2015 and 2016, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.                               GOODWILL

The changes in carrying amounts of goodwill for the years ended March 31, 2015 and 2016 were as follows:

	As of March 31,
	2015	2016
Gross amount:
Beginning balance	$66,936	$97,635
Additions for the year by acquisitions of
Beijing Tianzhikangjian	—	15,542
Yantai Hongkang	—	3,690
Yinchuan Ciming	—	4,406
Chengdu Ommay	—	2,853
Shangdong Ciming	—	2,361
Xi’an iKang	—	7,415
Wuhan Xiandai Sunny	—	3,131
Guizhou Winstar	—	725
Shanghai Huajian Management	14,032	—
iKang Shenyang Hospital	982	—
iKang Shenyang Ningshan Hospital	1,124	—
Gold iKang Shenyang Hospital	3,464	—
iKang Tianjin Hedong Dongrun	2,099	—
iKang Tianjin Hexi Fenghui	1,228	—
WA HK	7,570	—
Exchange difference	200	(3,519)
Ending balance	97,635	134,239
Accumulated impairment loss:
Beginning balance	25,524	25,534
Exchange difference	10	(134)
Ending balance	25,534	25,400
Goodwill	$72,101	$108,839

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2015	2016
Acquisitions consideration payable (1)	$11,795	$13,093
Accrued payroll and welfare	8,750	10,361
Accrued rental expense	5,737	5,498
Other payables	4,350	6,101
Collection received on behalf of and payable to the former shareholders of business acquired	—	2,786
Other taxes payable	2,788	3,641
Interest expense payable	100	2,838
Accrued social insurance	2,557	2,495
Accrued outsourcing cost	519	591
Dividend payable (2)	194	—
	$36,790	$47,404

(1)         Acquisitions consideration payable consists of remaining payables to sellers of the acquired business for the years ended March 31, 2015 and 2016, which were as follows:

	As of March 31,
	2015	2016
Beijing MZ	$—	$3,743
Xi’an iKang	—	3,484
Beijing Tianzhikangjian	—	1,830
Yantai Hongkang	—	1,480
Yinchuan Ciming	—	465
Wuhan Xiandai Sunny	—	171
Shandong Ciming	—	699
iKang Shanghai Jianwei	129	—
Nanjing Aoyang	161	155
Yuanhua	292	—
Zhejiang Ailikang	62	—
Shanghai Huajian Management	7,203	—
Suzhou Aoyang	1,032	217
iKang Tianjin Hedong Dongrun	774	248
iKang Tianjin Hexi Fenghui	774	248
Gold iKang Shenyang Hospital	368	353
WA Health Care	1,000	—
	$11,795	$13,093

(2)         As of March 31, 2015, the balance represents the dividend payable for non-controlling interest shareholders of MediFast which was paid in the year ended March 31, 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS

	As of March 31,
	2015	2016
Bank borrowings	$56,772	$53,364
	$56,772	$53,364

In April 2014, iKang Online signed a one-year loan framework agreement with an amount no more than $16,004 with Bank of East Asia, to meet the property and equipment need of the Group. In May 2014, iKang Online borrowed 2 one-year loans in a total of $4,843 under such framework agreement. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Bayley & Jackson (Hong Kong) and collateralized by restricted cash of $5,500. As of March 31, 2015, the above amount of short-term borrowing remained outstanding, which was repaid in May 2015.

In May 2014, iKang Holding signed a 2-year loan framework agreement with an amount no more than $8,060 with China Merchants Bank, to meet the working capital and property and equipment needs of the Group. In May 2014, iKang Holding borrowed one-year loans of total $4,290 under such framework agreement, among which $155 and $1,084 were repaid in June and August 2014, respectively. In June 2014, iKang Holding borrowed a one-year loan of $1,437.  The annual interest rate is the interest rate announced by the People’s Bank of China plus 20% of the benchmark interest rate. As of March 31, 2015, the above amount of short-term borrowing remained outstanding, which was repaid in May 2015 and June 2015.

In June 2014, iKang Online borrowed a one-year loan of $14,561 with Xiamen International Bank, to repay the loans from BEA which was due in June 2014 and to pay the remaining balance of the consideration to purchase 35% equity interest in iKang Shanghai Xikang Road. The annual interest rate is 2.585%. The loan was collateralized by restricted cash in an amount of $15,002. As of March 31, 2015, the above amount of short-term borrowing remained outstanding, which was repaid in June 2015.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS- continued

In June 2014, iKang Online signed a one-year loan framework agreement with an amount no more than $32,099 with Xiamen International Bank, to satisfy the daily operating need of the Group. In July 2014, iKang Online borrowed three one-year loans in a total of $17,537 according to the framework agreement. The annual interest rate is 2.585%. The loans were collateralized by restricted cash in an amount of $18,067. As of March 31, 2015, the above amount of short-term borrowing remained outstanding, which was repaid in May 2015 and July 2015.

In August 2014, iKang Online signed a one-year loan framework agreement with an amount no more than $32,509 with Xiamen International Bank, to satisfy the daily operating need of the Group. In September, iKang Online borrowed a one-year loan of $15,383 according to the framework agreement. The annual interest rate is 2.585%. The loan was collateralized by restricted cash in an amount of $15,848. As of March 31, 2015, the above amount of short-term borrowing remained outstanding, which was repaid in May 2015 and September 2015.

In June 2015, iKang Online signed a one-year loan framework agreement with an amount no more than $77,543 with Xiamen International Bank, to satisfy the daily operating need of the Group. The annual interest rate is 2.22%. In June 2015, iKang Online borrowed a one-year loan of $13,958 according to the framework agreement. In July 2015, iKang Online borrowed a one-year loan of $3,040 and $3,018 according to the framework agreement respectively. In August 2015, iKang Online borrowed a one-year loan of $10,861 according to the framework agreement. The loans were collateralized by restricted cash in an amount of $31,690. As of March 31, 2016, the above amount of short-term borrowing remained outstanding.

In July 2015, iKang Holding signed a 10-month loan framework agreement with China Merchants Bank to satisfy the daily operating need of the Shanghai clinics. The annual interest rate is 7.20%. In July 2015, iKang Holding borrowed a 10-months loan of $7,754 according to the framework agreement. As of March 31, 2016, the above amount of short-term borrowing remained outstanding.

In September 2015, iKang Holding borrowed a 1-year loan of $2,326 from Bank of China to satisfy the daily operating need of the Shanghai clinics. The annual interest rate is 4.60%. As of March 31, 2016, the above amount of short-term borrowing remained outstanding.

In October 2015, iKang Holding borrowed a 1-year loan of $3,102 from Bank of China to satisfy the daily operating need of the Shanghai clinics. The annual interest rate is 4.60%. As of March 31, 2016, the above amount of short-term borrowing remained outstanding.

In November 2015, iKang Online signed a 1-year loan framework agreement with China Minsheng Bank, to satisfy the daily operating need of the Group. The annual interest rate is 4.35%. In November 2015, iKang Online borrowed a one-year loan of $3,722 according to the framework agreement. In November 2015, iKang Online borrowed a one-year loan of $1,551 according to the framework agreement. In December 2015, iKang Online borrowed a one-year loan of $2,481 according to the framework agreement. As of March 31, 2016, the above amount of short-term borrowing remained outstanding.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS- continued

In December 2015, iKang Holding borrowed a 1-year loan of $1,551 from Bank of China to satisfy the daily operating need of the Shanghai clinics. The annual interest rate is 4.35%. As of March 31, 2016, the above amount of short-term borrowing remained outstanding

Interest expense incurred for the years ended March 31, 2014, 2015 and 2016 was $827, $2,466 and $1,734, respectively. The weighted average effective interest rate for the year ended March 31, 2014, 2015 and 2016 was 7.0%, 5.6% and 3.3%, respectively.

The carrying values of short-term borrowings approximate their fair values due to short-term maturities.

As the Group has considerable cash and cash equivalents denominated in U.S. dollars in overseas accounts, the Group from time to time enters into “Pledge Overseas and Borrow Locally” transactions with banks to meet its RMB funding needs, which is primarily to purchase property and equipment with cash within China.

The parties to the transaction are typically one of the Group’s domestic entities, one of the Group’s overseas subsidiaries, and a bank which offers services for both bank accounts onshore and offshore. The principal terms of the arrangement include the interest, the term of the loan which is typically one year, and the requirement of collateral in the form of a fixed deposit. Under this type of transaction, the Group receives RMB locally, and has a pledged asset in the form of a fixed deposit denominated in U.S. dollars or other currencies with an overseas bank account. The pledged deposit is recognized by an entity within the Group that is domiciled outside of the PRC, while a PRC entity within the Group borrows RMB. Banks which offer both overseas and PRC bank account services provide this type of arrangement to accommodate PRC companies which are in need of RMB in a timelier manner. The Group pays interest on the loan as well as certain transaction fees while it earns interest income from the fixed deposit in the overseas account at a rate similar to comparable investments. The Group’s domestic entity repays the RMB loan at the scheduled repayment dates. The restricted cash balance is not released proportionally to loan repayments. Beginning in February 2015, the Group started to utilize a new government policy in China for the Group’s currency conversion needs so that the Company can gradually convert and reserve RMB balances to support its future expansion. As a result, the Group may gradually reduce its “Pledge Overseas Borrow Locally” transactions in the future.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.                               LONG-TERM BORROWINGS

	As of March 31,
	2015	2016
Bank borrowings (1)	$—	$12,345
Long-term loans (2)	—	$217,122
	$—	$229,467

(1)                                 In December 2015, iKang Holding signed a 2-year loan framework agreement with China Merchants Bank to satisfy the daily operating need of the Shanghai clinics. The annual interest rate is 4.75%. In December 2015, iKang Holding borrowed a 2-year loan of $12,345 according to the framework agreement. Upon the fact that the nominal annual interest rate is equivalent to the required rate of return asked by the China Merchants Bank, the fair value of this outstanding long term borrowing as of March 31, 2016 was equal to the principal.

Interest expense incurred for the years ended March 31, 2016 was $145. The effective interest rate for the year ended March 31, 2016 was 4.75%.

(2)                                In December 2015, a subsidiary of the Group entered into a series of agreements to issue certain long-term loans with principal amount totaling $217,122 (equivalent to RMB 1,400,000) to four third-party investors (“bond holders”) with terms vary from eighteen months to twenty-four months. According to the agreements, the Group agreed, by putting their best effort, to coordinate with its buyer group relating to its privatization process, to facilitate the long-term loans be converted into certain equity interest of the future listing vehicle at the then best price.

The interest rate is 5% but subject to adjustment based on the privatization proceeding. If the Group successfully completes the privatization before the maturity date of the long-term loans, and the bond holders decide to convert into the future listing vehicle’s shares, no interest will be charged; however, if the bond holders decide not to convert, the interest rate will be 5%. Furthermore, if the privatization is not completed before the maturity date of the long-term loans, or the Group fails to put their best effort to facilitate the bond holders convert the loan into shares, the interest rate will increase by 5%~20%.

It’s most probable, per management’s estimate, that the Group will complete the privatization and successfully arrange the terms to facilitate the bond holders’ conversion, and accordingly 5% interest rate is applied to calculate the interest expenses for the year ended March 31, 2016.

Interest expense incurred for the years ended March 31, 2015 and 2016 was nil and $2,869, respectively. The effective interest rate for the year ended March 31, 2016 was 5%.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES

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

According to “Catalogue of Industries Encouraged to Develop in the Western Region”, iKang Chengdu Waishuangnan, iKang Chengdu Jinjiang, Chengdu Gaoxin iKang West City, Chengdu Ommay and iKang Chongqing were recognised as encouraged entities by relevant PRC government authorities in October 2014 and entitled to a preferential tax rate of 15% from October 1, 2014.

iKang Shenzhen Nanshan, iKang Shenzhen Luohu and iKang Shenzhen Futian are subject to income tax rate of 35% due to regulations set by local governments.

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. iKang Health Cloud enjoyed the EIT tax benefit that began from June 2015.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities.  In accordance with relevant PRC tax administration laws, tax years from 2010 to 2015 of the Group’s PRC subsidiaries and VIE entities, remain subject to tax audits as of March 31, 2016, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are approximately $11,833 as of March 31, 2016.  The undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2016.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $121,846 as of March 31, 2016. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Years ended March 31,
	2014	2015	2016
Current tax expenses	$12,048	$16,342	$13,778
Deferred tax benefits	(1,947)	(3,062)	(7,940)
Income tax expenses	$10,101	$13,280	$5,838

The principal components of the deferred income tax assets and liabilities are as follows:

	As of March 31,
	2015	2016
Current deferred tax assets:
Accrued expenses	$2,151	$2,337
Accrued payroll	2,076	2,476
Allowance for doubtful accounts	1,860	3,379
Less: Valuation allowance	(138)	(128)
Current deferred tax assets	$5,949	$8,064

Non-current deferred tax assets:
Depreciation and amortization	$257	$264
Impairment of long-lived assets	76	60
Net operating tax loss carry-forwards	4,369	9,527
Less: Valuation allowance	(2,490)	(1,774)
Non-current deferred tax assets	$2,212	$8,077

	As of March 31,
	2015	2016
Non-current deferred tax liabilities:
Intangible assets	$7,506	$9,772
Non-current deferred tax liabilities	$7,506	$9,772

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

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

As of March 31, 2016, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had a tax loss carry-forward amounted to $38,560 and would expire on various dates between March 31, 2016 and March 31, 2021.  The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group.  Valuation allowance is considered on each individual subsidiary and legal entity basis.  Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the year ended March 31,
	2014	2015	2016
Income before provision for income taxes and (loss)/gain from equity method investments	$32,183	$40,155	$24,058
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	8,046	10,039	6,015
Change in valuation allowance	704	217	(726)
Expenses not deductible for tax purposes	440	593	1,565
Effect of income tax rate difference for entities under individual income tax rate of 35%	390	401	714
Loss utilized for entities under individual income tax rate of 35%	(99)	(315)	—
Effect of income tax rate differences in other jurisdictions	620	2,429	968
Tax holidays and preferential tax rates	—	(84)	(2,698)
Income tax expenses	$10,101	$13,280	$5,838

The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2014, 2015 and 2016, respectively. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               COMMON SHARE

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

On April 9, 2014, the Company completed its IPO in NASDAQ and a concurrent private placement. The Company issued 5,215,794 Class A ordinary shares, consisting of (i) 3,787,223 Class A common shares offered through IPO, and (ii) 1,428,571 Class A common shares issued in connection with the concurrent private placement. All of the Company’s preferred shares were automatically converted into 20,781,515 Class A common shares.

On May 9, 2014, the Company issued an additional 514,556 Class A common shares to the investment bankers for excising the Green Shoe option.

On December 2, 2015, the Board of Directors of the Group adopted a rights agreement, commonly referred to as a “poison pill,” and authorized the issuance of one Right for each outstanding Class A Common Share and Class C Common Share (the “Rights Plan”). The Rights Plan is intended to deter hostile or coercive attempts to acquire the Company. The Rights Plan enables shareholders to acquire shares of the Company’s common shares, at a substantial discount to the public market price should any person or group acquire more than 10% of the Company’s common shares. The Rights Plan will expire no later than December 2, 2016 unless renewed by the Board. No common shares were issued under the Rights Plan.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

On April 9, 2014, 1,094,668 Series A shares, 686,368 Series B shares, 794,250 Series C1 shares, 126,286 Series C2 shares, 1,024,318 Series C3 shares, 3,488,864 Series D1 shares, 2,072,624 Series D2 shares, 4,289,457 Series E shares and 7,204,680 Series F shares preferred shares had been automatically converted into Class A common shares after the closing of IPO.

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

Pursuant to a supplemental agreement entered into between the Company and the holders of Series E shares dated on July 14, 2011, Series E shares would be redeemable after April 22, 2012, hence additional redemption premium of $2,312 related to the period from the original redemption due date of July 14, 2011 to April 22, 2012 was charged as deemed dividend for the year ended March 31, 2012.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

(2)                                 Other than as approved by the Group’s Board of Directors (including the affirmative votes of Series F share directors), the loss of control or the inability to consolidate over any subsidiaries or VIE entities of the Group that account for three percent (3%) or more of the then consolidated revenues or hold three percent (3%) or more of the then consolidated assets;

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

(4)                                 the Restructuring is not completed within two years from the date of a Restricted Venue Resolution, or

“Restricted Venue Resolution” means the resolution passed by the majority of the Group’s Board of Directors to proceed with an IPO upon the occurrence of Change of Law;

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

Dividends

Whenever a dividend is declared by the Board of Directors of the Group, the preferred shares holders shall receive, in preference to any dividend on any common shares a non-cumulative dividend in an amount equal to 6% annually of the preferred shares’ original purchase price, as adjusted for stock splits, stock dividends, etc., and shall also participate on an as converted basis with respect to any dividends payable to the common shares.  The sequence of dividend participating right of all series of preferred shares was as follows:

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

“Qualified IPO” means (a) an IPO on the New York Stock Exchange, NASDAQ Stock Market, Main Board of The Stock Exchange of Hong Kong Limited, Shanghai Stock Exchange, Shenzhen Stock Exchange or other stock exchange approved by the Majority Preferred F Holders in writing, with: (i) if the IPO occurs on or before the first anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $555 million (representing for each Series F Preferred Share an annual compounded return, calculated from the First Closing Date, of no less than 50% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like)); (ii) if the IPO occurs after the first anniversary, but on or before the second anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $675 million (representing for each Series F Preferred Share an annual compounded return, calculated from the First Closing Date, of no less than 35% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like)); (iii) if the IPO occurs after the second anniversary, but on or before the third anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $723 million (representing for each Series F Preferred Share an annual compounded return, calculated from the First Closing Date, of no less than 25% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like)); or (iv) if the IPO occurs after the third anniversary of the First Closing Date, a minimum pre-offering valuation of the Company of at least $740 million, or (b) any other public offering as otherwise approved by the Majority Preferred F Holders and the holders representing at least seventy-five percent (75%) of the then outstanding Preferred Shares (voting together as a single class on an as-converted basis).

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

17.                               NET INCOME (LOSS) PER SHARE

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

The calculation of net income (loss) per share is as follows:

	For the years ended March 31,
	2014	2015	2016

Net income attributable to iKang Guobin Healthcare Group, Inc.	$21,607	$27,113	$18,325
Deemed dividend to Series A shares	—	5	—
Deemed dividend to Series B shares	—	3	—
Deemed dividend to Series C shares	—	9	—
Deemed dividend to Series D shares	1,945	27	—
Deemed dividend to Series E shares	—	21	—
Deemed dividend to Series F shares	18,491	35	—
Undistributed earnings allocated to Series A shares	118	3	—
Undistributed earnings allocated to Series B shares	130	3	—
Undistributed earnings allocated to Series C shares	231	6	—
Undistributed earnings allocated to Series D shares	789	19	—
Undistributed earnings allocated to Series E shares	1,323	33	—
Undistributed earnings allocated to Series F shares	4,719	137	—

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.                               NET INCOME PER SHARE - continued

	For the years ended March 31,
	2014	2015	2016
Net (loss) income attributed to common and preferred shareholders for computing net income per common share- basic and diluted (1)	$(6,139)	$26,812	$18,325

Numerator:
Series A shares-
Deemed dividend	—	5	—
Undistributed earnings allocation	118	3	—
	118	8	—
Series B shares-
Deemed dividend	—	3	—
Undistributed earnings allocation	130	3	—
	130	6	—
Series C shares-
Deemed dividend	—	9	—
Undistributed earnings allocation	231	6	—
	231	15	—
Series D shares-
Deemed dividend	1,945	27	—
Undistributed earnings allocation	789	19	—
	2,734	46	—
Series E shares-
Deemed dividend	—	21	—
Undistributed earnings allocation	1,323	33	—
	1,323	54	—
Series F shares-
Deemed dividend	18,491	35	—
Undistributed earnings allocation	4,719	137	—
	23,210	172	—
Net (loss) income attributed to common shareholders for computing net income per common share- basic and diluted(1)	(6,139)	26,812	—

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.                               NET INCOME PER SHARE - continued

	For the years ended March 31,
	2014	2015	2016

Denominator:
Weighted average common shares outstanding used in computing diluted net income per common share-basic(2)	6,340,005	32,884,357	33,583,005
Weighted average shares outstanding used in computing net income per common shares-diluted (2)	6,340,005	34,114,872	34,235,542
Weighted average shares used in computing basic net income per shares
Series A shares	1,094,668	23,993	—
Series B shares	686,368	15,044	—
Series C shares	1,944,854	42,627	—
Series D shares	5,717,326	121,896	—
Series E shares	4,289,457	94,015	—
Series F shares	6,075,702	157,911	—
Net (loss) income per common share attributable to iKang Healthcare Group, Inc.-basic	$(0.97)	$0.82	$0.55
Net (loss) income per common share attributable to iKang Healthcare Group, Inc.-diluted	$(0.97)	$0.79	$0.54
Net income per Series A shares	$0.11	$0.33	—
Net income per Series B shares	$0.19	$0.40	—
Net income per Series C shares	$0.12	$0.35	—
Net income per Series D shares	$0.48	$0.38	—
Net income per Series E shares	$0.31	$0.57	—
Net income per Series F shares	$3.82	$1.09	—

For the year ended March 31, 2014, 1,094,668, 686,368, 1,944,954, 5,717,326, 4,289,457, 6,075,702 and 988,507 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares, Series F shares and options, respectively, were excluded as their effect was anti-dilutive.

For the years ended March 31, 2015 and March 31, 2016, no shares or options were excluded.

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION

The Group’s Board of Directors has approved and the Company has granted various tranches of options to its management and consultants since its inception. Option grants for the years ended March 31, 2014, 2015 and 2016 are as the following:

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

On August 1, 2014, the Company granted 300,000 options with exercise price of $ 16.18 per share to one of the former shareholder of Shanghai Huajian Management, which is vested and exercisable on the grant date.

On October 28, 2014, the Company granted additional 8,600 options with exercise price of $6.00 per share and 17,200 options with exercise price of $5.13 to certain of its directors and employees, which have a vesting period of 2 years.

On February 27, 2015, the Company granted additional 4,000 options with exercise price of $5.13 to one of its former employees, which has a vesting period of 2 years.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION - continued

The following table summarizes information regarding options granted:

	For the years ended March 31,
	2014			2015			2016
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		average	average		average	average		average	average
		exercise	fair value		exercise	fair value		exercise	fair value
	Number of	price per	per option	Number of	price per	per option	Number of	price per	per option
	options	option	at grant date	options	option	at grant date	options	option	at grant date
Outstanding on April 1 of year	1,284,698	$4.13	$6.08	1,888,698	$4.56	$9.24	1,900,479	$6.63	$12.36
Granted	629,000	5.51	15.61	329,800	15.20	24.69	—	—	—
Exercised	—	—	—	(277,319)	2.97	5.81	(995,255)	7.97	14.29
Forfeited	(25,000)	6.00	7.13	(40,700)	5.23	12.04	(16,050)	5.38	22.25
Outstanding on March 31 of year	1,888,698	$4.56	$9.24	1,900,479	$6.63	$12.36	889,174	$5.15	$10.02

There were 696,991 vested options, and 192,183 options expected to vest as of March 31, 2016.  For options expected to vest, the weighted-average exercise price is $5.52 and aggregate intrinsic value is $1,555 as of March 31, 2016.

The following table summarizes information with respect to share options outstanding as of March 31, 2016:

	Option outstanding				Option exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	Exercise	values as of		Exercise	values as of
	Number	contractual	price per	March 31,	Number	price per	March 31,
Range of exercise price	outstanding	life in years	option	2016	exercisable	option	2016

$0.01	30,000	0.30	$0.01	$1,311	30,000	$0.01	$1,311
$1.00-$2.00	7,000	1.25	$1.25	292	7,000	$5.71	292
$5.13	630,000	6.62	$5.13	24,312	524,103	$5.13	20,226
$6.00	222,174	7.53	$6.00	8,380	135,888	$6.00	5,126
	889,174			$34,295	696,991		$26,955

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

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION - continued

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

After the closing of the IPO, the fair value of common shares is determined as the closing sales price of the shares as quoted on the principal exchange or system.

The Group recorded share-based compensation of $930, $9,153 and $1,949 during the years ended March 31, 2014, 2015 and 2016, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2016, total unrecognized compensation expense relating to unvested share options was $3,429, which will be recognized over 2 years.  The weighted-average remaining contractual term of options outstanding is 6.60 years.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.                               FAIR VALUE MEASUREMENTS

(1)                                 Measured on a recurring basis

The Group measured its financial assets including foreign currency forward contracts at fair value on a recurring basis as of March 31, 2015 and 2016.

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

Details of the outstanding foreign currency forward contracts as of March 31, 2015 and 2016 were as follows:

	As of March 31,
	2015	2016
Balance at beginning of year	$6,377	$—
Loss from forward contracts	(8)	—
Settled	(6,369)	—
Balance at end of year	$—	$—

The following table summarizes the fair value of the Group’s financial assets and liabilities measured on a recurring basis as of March 31, 2015 and 2016:

	As of March 31, 2015				As of March 31, 2016
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Long-term investments
Available-for-sale investments	—	—	—	—	1,897	—	5,186	7,083
Long-term loans	—	—	—	—	—	—	217,122	217,122
Long-term bank borrowings	—	—	—	—	—	—	12,345	12,345
Contingent consideration	—	—	—	—	—	—	2,846	2,846
Total	$—	$—	$—	$—	$1,897	$—	$237,499	$239,396

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

19.          FAIR VALUE MEASUREMENTS - continued

(2)                                 Measured at fair value on a non-recurring basis

Goodwill, acquired intangible assets, long-lived assets, equity method investments and cost method investments are measured at fair value on a non-recurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured the fair value of acquired intangible assets, equity method investment and cost method investment using income approach based on which to recognize the impairment loss in respective years. These assets are considered at level 3 assets because the Group used unobservable inputs to determine their fair values. The Group estimated the fair value of these investee companies and acquired intangible assets based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

The Group did not recognize any impairment loss related to goodwill, acquired intangible assets, equity method investment and cost method investment for the years ended March 31, 2014, 2015 and 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.       RELATED PARTY BALANCES AND TRANSACTIONS

	As of March 31,
	2015	2016
Amount due from a related party	$—	$4,653

Amount due from a related party represents non-interest bearing loans provided by the Group in February 2016 to two companies owned by the non-controlling shareholder of one of the Group's subsidiaries, totaling $4,653.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.          NONCONTROLLING INTEREST

	iKang		iKang	iKang		Shenzhen	Shanghai
	Zhejiang	WA	Shanghai	Shanghai	Fujian	Hospital	Jianwei	Beijing		iKang	Beijing	Yinchuan	Shandong	Xi’an	Physician	Guizhou	Wuhu
	BVI	HK	Gubei	Lujiazui	iKang	Management	Management	Jiandatong	MediFast	Changzhou	Tianzhikangjian	Ciming	Ciming	iKang	alliance	winstar	iKang	Total
Balance at March 31, 2013	$4	$—	$639	$116	$250	$21	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,030
Addition of non-controlling interest in connection with establishment of Beijing Jiandatong	—	—	—	—	—	—	—	82	—	—	—	—	—	—	—	—	—	82
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd	—	—	—	—	—	—	172	—	—	—	—	—	—	—	—	—	—	172
Addition of non-controlling interest in connection with acquisition of MediFast	—	—	—	—	—	—	—	—	1,690	—	—	—	—	—	—	—	—	1,690
Addition of non-controlling interest in connection with establishment of iKang Changzhou	—	—	—	—	—	—	—	—	—	732	—	—	—	—	—	—	—	732
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd	—	—	(44)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(44)
Share of profit (loss)	104	—	236	25	143	33	(9)	(36)	48	(225)	—	—	—	—	—	—	—	319
Purchase of non-controlling interest	—	—	—	(142)	—	—	—	—	—	—	—	—	—	—	—	—	—	(142)
Other comprehensive income	(2)	—	(7)	1	(4)	(1)	(2)	(1)	(1)	(4)	—	—	—	—	—	—	—	(21)
Balance at March 31, 2014	$106	$—	$824	$—	$389	$53	$161	$45	$1,737	$503	$—	$—	$—	$—	$—	$—	$—	$3,818
Capital contribution of non-controlling interest holder of Beijing Jiandatong	—	—	—	—	—	—	—	58	—	—	—	—	—	—	—	—	—	58
Capital contribution of non-controlling interest holder of Shanghai Jianwei	—	—	—	—	—	—	50	—	—	—	—	—	—	—	—	—	—	50
Capital contribution of non-controlling interest
Addition of non-controlling interest in connection with acquisition of WA HK	—	3,388	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,388
Capital contribution of non-controlling interest holder of WA HK	—	1,984	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,984
Dividend distribution to non-controlling interest holder of MediFast	—	—	—	—	—	—	—	—	(387)	—	—	—	—	—	—	—	—	(387)
Share of profit (loss)	133	(42)	210	—	228	(105)	(145)	(9)	202	(189)	—	—	—	—	—	—	—	283
Other comprehensive income	21		—	—	—	—	2	—	1	—	—	—	—	—	—	—	—	24
Balance at March 31, 2015	$260	$5,330	$1,034	$—	$617	$(52)	$68	$94	$1,553	$314	$—	$—	$—	$—	$—	$—	$—	$9,218
Additional purchase of non-controlling interest	—	—	(486)	—	—	—	—	—	—	—	(1,178)	—	—	—	—	—	—	(1,664)
Addition of non-controlling interest in connection with acquisitions	—	—	—	—	—	—	—	—	—	—	5,050	1,613	2,416	3,242	—	4,446	—	16,767
Addition of non-controlling interest in connection with capital injection	—	—	—	—	—	—	—	—	—	—	—	—	—	457	—	—	—	457
Addition of non-controlling interest in connection with new establishments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	551	—	182	733
Dividend distribution to non-controlling interest holders	—	—	(557)	—	—	—	—	—	(57)	—	—	—	—	—	—	—	—	(614)
Share of profit (loss)	158	(453)	9	—	61	(789)	(162)	(27)	257	52	(495)	241	(399)	(199)	(39)	4	(56)	(1,837)
Other comprehensive income	—	(199)	—	—	(28)	13	—	(3)	—	(16)	(211)	(69)	(91)	20	7	90	3	(484)
Balance at March 31, 2016	$418	$4,678	$—	$—	$650	$(828)	$(94)	$64	$1,753	$350	$3,166	$1,785	$1,926	$3,520	$519	$4,540	$129	$22,576

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.                               SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Group. The Group has two operating segments: medical examinations and other medical services and dental services.

The Group does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Group has not made disclosure of total assets by reportable segments.

	For the years ended March 31,
	2014	2015	2016

Net revenues:
Medical examinations and other medical services	$202,304	$285,292	$364,635
Dental services	—	5,489	6,177

Total net revenues	202,304	290,781	370,812

Cost of revenues:
Medical examinations and other medical services	106,405	151,348	206,034
Dental services	—	3,595	4,875

Total cost of revenues	106,405	154,943	210,909

Gross profit:
Medical examinations and other medical services	95,899	133,944	158,601
Dental services	—	1,894	1,302

Total gross profit	95,899	135,838	159,903

Operating expenses:
Selling and marketing expenses	28,879	41,059	64,763
General and administrative expenses	32,053	52,331	65,422
Research and development expenses	1,603	1,401	3,716

Total operating expenses	62,535	94,791	133,901

Income from operations	$33,364	$41,047	$26,002

The revenue and cost of revenues in relation to the operating segment of dental services for the year ended March 31, 2014 were not presented as they were immaterial.

Components of net revenues are presented in the following table:

	For the years ended March 31,
	2014	2015	2016

Medical examinations	$173,903	$244,945	$308,053
Disease screening	15,017	19,689	27,092
Other services	13,384	20,658	29,490

Medical examinations and other medical services	202,304	285,292	364,635
Dental services	—	5,489	6,177

Total	$202,304	$290,781	$370,812

Substantially all of the Group’s revenues for the years ended March 31, 2014, 2015 and 2016 were generated from the PRC entities. Substantially all of the Group’s long-lived assets are located in the PRC as of March 31, 2014, 2015 and 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.                               COMMITMENTS AND CONTINGENCIES

Commitments

(1)         Operating lease as lessee

The Group leases its clinics and offices under non-cancelable operating lease agreements.  These leases expire through 2036 and are renewable upon negotiation.  Rental expenses under operating leases for the years ended March 31, 2014, 2015 and 2016 were $28,129, $37,733 and $51,719, respectively.

Future minimum lease payments under such leases as of March 31, 2016 were as follows:

2017	$58,574
2018	52,052
2019	44,883
2020	39,277
2021	35,179
After 2021	122,279
$352,244

(2)         Future minimum principal payments related to the Company’s long-term borrowings as of March 31, 2016  are as follows (see Note 13):

2017	$—
2018	229,467
2019	—
2020	—
2021	—
After 2021	—
$229,467

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.                               COMMITMENTS AND CONTINGENCIES - continued

Contingent liabilities

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

The Group has been named in a number of lawsuits arising in its ordinary course of business. In the case where the management can reasonably estimate the outcome of the lawsuits taking into account of the legal advices, provision would be made for the probable losses. Where the management cannot reasonably estimate the outcome of the lawsuits or believe the probability of loss is remote, no provision is made.

24.                               EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on relevant percentages of the employees’ salaries.  The total provisions for such employee benefits were $7,249, $10,417 and $16,342 for the years ended March 31, 2014, 2015 and 2016, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.                               STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves.  These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion.  These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries.  The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.  As of March 31, 2016, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold except iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guangzhou Huanshi East/Tianhe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi,  iKang Chongqing, iKang Fuzhou Gulou therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $2,738, $3,394 and $3,130 for the years ended March 31, 2014, 2015 and 2016, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $216,340 as of March 31, 2016.

As the restricted net assets of the Group’s subsidiaries and VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2016, parent-only financials are presented in Schedule I.

IKANG HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.                               SUBSEQUENT EVENTS

On May 20, 2016 the Group completed the acquisition of 100% equity interest in Beijing Bohui Clinic Co. Ltd. (“Beijing Bohui”) and Beijing Zhongpu Bohui Clinic Co. Ltd. (“Zhongpu Bohui”) with cash consideration of $5,375.

On June 6, 2016, the Group announced that its Board of Directors (the “Board”) received a preliminary non-binding proposal letter, dated June 6, 2016, from Shanghai Yunfeng Capital Management Ltd.(“Yunfeng Capital”), proposing a going-private transaction in which Yunfeng Capital would acquire all of the outstanding Class A common shares, Class C common shares and American depositary of the Company in an all-cash transaction for US$20.00 to US$25.00 per ADS or US$40.00 to US$50.00 per share.

On June 7, 2016, the Group’s special committee, which was formed by the Board of the Group on September 10, 2015 and consists of independent directors, was notified that Mr. Lee Zhang, Company's CEO and certain of his affiliated entities determined to withdraw from the founder buyer group and withdraw their prior going private proposal made on August 31, 2015.

On June 8, 2016, the special committee was also notified that Meinian Onehealth Healthcare (Group) Co., Ltd determined to withdraw from the Meinian buyer group and determined that it would not submit a binding offer for a going private transaction involving the Group.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2015	2016

ASSETS
Current assets:
Cash and cash equivalents	$55,883	$1,995
Amounts due from related parties	127,694	156,038
Prepaid expenses and other current assets	1,488	715

Total current assets	185,065	158,748

Investment in subsidiaries and VIE entities	136,670	181,858
Rental deposit and other non-current assets	740	5,740

TOTAL ASSETS	$322,475	$346,346

LIABILITIES AND EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	$2,151	$1,658
Amount due to related parties	1,194	1,862

Total current liabilities	3,345	3,520

Equity:
Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2015 and 2016, respectively, 33,556,439 issued and outstanding as of March 31, 2015 and 2016, respectively)	335	335
Class C common shares ($0.01 par value; 2,000,000 shares authorized as of March 31, 2015 and 2016, respectively, 805,100 shares issued and outstanding as of March 31, 2015 and 2016, respectively)	8	8
Additional paid-in capital	419,862	436,746
Accumulated deficit	(105,011)	(86,686)
Accumulated other comprehensive income/(loss)	3,936	(7,577)

Total iKang Healthcare Group, Inc.’s equity	319,130	342,826

TOTAL LIABILITIES AND EQUITY	$322,475	$346,346

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Years ended March 31
	2014	2015	2016

Operating expenses:
Selling and marketing expenses	$—	$15	$—
General and administrative expenses	2,457	10,536	5,000

Total operating expenses	2,457	10,551	5,000

Loss from operations	(2,457)	(10,551)	(5,000)
Interest income	11	25	24
Interest expense	(18)	—	(2)
Equity in earnings of subsidiaries and VIE entities	24,071	37,639	23,303

Income before provision for income tax expenses	21,607	27,113	18,325
Income tax expenses	—	—	—

Net income	$21,607	$27,113	$18,325

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2014	2015	2016

Net income	$21,607	$27,113	$18,325

Other comprehensive income, net of tax Foreign currency translation adjustment	(758)	172	(11,703)
Unrealized gain of available-for-sale securities, net of tax effect of nil for year ended March 31, 2014, 2015 and 2016	—	—	186
Comprehensive income attributable to iKang Healthcare Group, Inc.	$20,849	$27,285	$6,808

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Common				Accumulated other	Total
	Comprehensive		Additional	Accumulated	comprehensive	shareholders’
	Shares	Amount	paid-in capital	deficit	income(loss)	equity/(deficit)
Balance at March 31, 2013	6,481,245	$65	$4,341	$(133,123)	$4,522	$(124,195)
iKang Healthcare Group, Inc. one common share of $0.01 entered into a share swap agreement	1	—	—	—	—	—
Redesignation to Series F Series F convertible redeemable participating preferred shares	(311,572)	(4)	(3,745)	—	—	(3,749)
Share-based compensation expenses	—	—	930	—	—	930
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	(172)	—	(172)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic Co., Ltd	—	—	(184)	—	—	(184)
Deemed dividend on convertible redeemable preferred shares - accretion of redemption premium	—	—	—	(20,436)	—	(20,436)
Net income	—	—	—	21,607	—	21,607
Foreign currency translation adjustment	—	—	—	—	(758)	(758)

Balance at March 31, 2014	6,169,674	$61	$1,342	$(132,124)	$3,764	$(126,957)
Conversion of participating convertible redeemable preferred shares to common shares	20,781,515	208	264,301	—	—	264,509
Share-based compensation expenses			9,153	—	—	9,153
Issuance of common shares upon initial public offering, net of offering costs of $2,882	5,215,794	52	132,885	—	—	132,937
Issuance of common shares upon Green Shoe	514,556	5	13,394	—	—	13,399
Issuance of common shares in connection with exercise of options	80,000	1	821	—	—	822
Issuance of common shares in connection with share-based compensation arrangement(1)	1,600,000	16	—	—	—	16
Capital contribution of non-controlling interest holder of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	(50)	—	—	(50)
Capital contribution of non-controlling interest holder of WA Centers HK Limited	—	—	(1,984)	—	—	(1,984)
Net income	—	—	—	27,113	—	27,113
Foreign currency translation adjustment	—	—	—	—	172	172

Balance at March 31, 2015	34,361,539	$343	$419,862	$(105,011)	$3,936	$319,130
Share-based compensation expenses	—	—	1,949	—	—	1,949
Exercise of employee share options(1)	—	—	8,035	—	—	8,035
Settlement of acquisition payable of Shanghai Huajian Management	—	—	7,202	—	4	7,206
Purchase of non-controlling interest of iKang Shanghai Gubei	—	—	(302)	—	—	(302)
Net income	—	—	—	18,325	—	18,325
Foreign currency translation adjustment	—	—	—	—	(11,703)	(11,703)
Unrealized gain on available-for-sale investments	—	—	—	—	186	186
Balance at March 31, 2016	34,361,539	$343	$436,746	$(86,686)	$(7,577)	$342,826

(1)   Shares were previously issued during the year ended March 31, 2015.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,607	$27,113	$18,325
Adjustments to reconcile net income to net cash provided by operating activities:
Investment income from subsidiaries	(24,071)	(37,639)	(23,303)
Share based compensation expenses	930	9,153	1,949
Changes in assets and liabilities:
Prepaid expenses and other current assets	(315)	(410)	775
Amount due from related parties	(17,732)	(103,142)	(27,675)
Accrued expenses and other current liabilities	(2,409)	3,349	(494)

Net cash generated from (used in) operating activities	(21,990)	(101,576)	(30,423)

CASH FLOW FROM INVESTING ACTIVITIES:
Loan provided to a related party	(3,000)	—	—
Repayment of loan provided to a related party	3,000	—	—
Payment for long-term investments	—	—	(24,500)
Investment in subsidiaries	—	—	(6,000)
Payment for loan receivable	—	(740)	(1,000)
Payments for business acquisitions	(32,978)	(2,417)	—

Net cash used in investing activities	(32,978)	(3,157)	(31,500)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible redeemable preferred shares	25,181	—	—
Proceeds from redesignation of Class A common shares	669	—	—
Proceeds from redesignation of convertible redeemable preferred shares	612	—	—
Payment for convertible preferred shares transaction professional fees	(2,847)	—	—
Proceeds from issuance of common shares upon initial public offering	—	135,819	—
Proceeds from issuance of common shares upon Green Shoe	—	13,399	—
Payment of initial public offering expenses	—	(2,276)	—
Proceeds from exercise of share options	—	824	8,035
Payment for business acquisitions	—	(1,087)	—
Repayment of convertible loan	(2,000)	—	—

Net cash provided by financing activities	21,615	146,679	8,035

Net increase/ (decrease) in cash and cash equivalents	(33,353)	41,946	(53,888)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	47,290	13,937	55,883

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$13,937	$55,883	$1,995

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

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries and VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2016.

2.                                      INVESTMENTS IN SUBSIDIARIES

The Parent Company, its subsidiaries and VIE entities were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.

For the purpose of the Parent Company’s stand-alone financial information, its investments in subsidiaries and VIE entities are reported using the equity method of accounting.  The Parent Company’s share of income from its subsidiaries and VIE entities were reported as share of income of subsidiaries and VIE entities in the accompanying Parent Company’s financial information.