Form 20-F
period 2017-03-31
iKang Healthcare Group, Inc.
filed 2017-08-15
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

33,916,439 Class A common shares and 805,100 Class C common shares as of March 31, 2017.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standard Boards	☐ Other

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

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•                  “fiscal 2014,” “fiscal 2015” and “fiscal 2016” means the 12-month periods ended March 31, 2015, 2016 and 2017, respectively; references to years not specified as being fiscal years are calendar years;

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of operations data for the three years ended March 31, 2015, 2016 and 2017 and the consolidated balance sheets data as of March 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended March 31, 2013 and 2014 and the selected consolidated balance sheets data as of March 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended March 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands, except per share data)
Net revenues	133,871	202,304	290,781	370,812	435,713
Cost of revenues	71,079	106,405	154,943	210,909	262,134
Gross profit	62,792	95,899	135,838	159,903	173,579
Operating expenses:
Sales and marketing expenses	18,486	28,879	41,059	64,763	74,304
General and administrative expenses	23,447	32,053	52,331	65,422	82,783
Research and development expenses	1,270	1,603	1,401	3,716	3,194
Total operating expenses	43,203	62,535	94,791	133,901	160,281
Income from operations	19,589	33,364	41,047	26,002	13,298
Gain/(loss) from forward contracts	—	57	(8)	—	—
Interest expense	(1,106)	(1,331)	(2,466)	(4,603)	(13,880)
Interest income	100	93	699	785	939
Other income	—	—	883	1,874	—
Income before provision for income taxes and (loss)/gain from equity method investments	18,583	32,183	40,155	24,058	357
Income tax expenses	6,134	10,101	13,280	5,838	3,354
Income/(loss) before (loss)/gain from equity method investments	12,449	22,082	26,875	18,220	(2,997)
(Loss)/gain from equity method investments	—	(156)	521	(1,732)	(9,547)
Net income/(loss)	12,449	21,926	27,396	16,488	(12,544)
Less: Net income/(loss) attributable to non-controlling interest	338	319	283	(1,837)	(1,293)
Net income/(loss) attributable to iKang Healthcare Group, Inc.	12,111	21,607	27,113	18,325	(11,251)
Deemed dividend to preferred shareholders	84,306	20,436	100	—	—
Undistributed earnings allocated to preferred shareholders	2,818	7,310	201	—	—
Net (loss)/income attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	(75,013)	(6,139)	26,812	18,325	(11,251)
Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	(11.22)	(0.97)	0.82	0.55	(0.33)
Diluted	(11.22)	(0.97)	0.79	0.54	(0.33)
Net (loss)/income per ADS attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	(5.61)	(0.48)	0.41	0.28	(0.17)
Diluted	(5.61)	(0.48)	0.40	0.27	(0.17)

Summary Consolidated Balance Sheet Data:

	As of March 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Total current assets	104,478	110,830	278,665	305,703	219,915
Total assets	165,361	250,226	499,001	803,641	728,491
Total current liabilities	73,924	103,442	163,147	199,000	287,160
Total liabilities	74,548	108,848	170,653	438,239	396,086
Convertible redeemable preferred shares	213,978	264,517	—	—	—
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	(124,195)	(126,957)	319,130	342,826	312,437
Non-controlling interests	1,030	3,818	9,218	22,576	19,968
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	165,361	250,226	499,001	803,641	728,491

	For the years ended March 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Net cash generated from operating activities	16,314	34,303	41,097	43,602	50,043
Net cash used in investing activities	(16,058)	(96,714)	(147,062)	(261,533)	(32,011)
Net cash provided/(used in) by financing activities	50,824	29,342	173,570	237,465	(52,421)
Effect of exchange rate changes	199	136	(490)	(8,759)	(8,824)
Net increase/(decrease) in cash and cash equivalents	51,279	(32,933)	67,115	10,775	(43,213)
Cash and cash equivalents at the beginning of year	11,875	63,154	30,221	97,336	108,111
Cash and cash equivalents at the end of year	63,154	30,221	97,336	108,111	64,898

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 11, 2017, the daily exchange rate reported by the Federal Reserve Board was RMB6.6612 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rage
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June	6.7793	6.8066	6.8382	6.7793
July	6.7240	6.7694	6.8039	6.7240
August (through August 11, 2017)	6.6612	6.6982	6.7272	6.6460

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

We derive a significant portion of our net revenues from our services to corporate accounts, which accounted for 83.5%, 83.6% and 83.6% of our net revenues in fiscal 2014, 2015 and 2016, respectively, and the growth in our net revenues has been primarily driven by the increase in the number of our corporate customers, which in turn increases the number of people who use our medical examination and disease screening services.

Revenues from our top ten corporate customers accounted for 17%, 14% and 15% of our net revenues in fiscal 2014, 2015 and 2016, respectively. Our dependence on these corporate customers increases their bargaining power and the need for us to maintain good relationships with them. If any corporate customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, employees covered under such corporate account may opt for or be forced to use other service providers. Our dependence on corporate accounts also exposes us to risks associated with the internal management, financial condition and creditworthiness of our corporate customers. To the extent that these corporate customers significantly reduce their demand for our services, switch to other preventive healthcare services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to corporate customers. Any consolidation, restructuring, reorganization or other ownership change in these corporate customers may also have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have experienced steady revenue growth since the commencement of our operations. Our net revenues grew by 27.5% from US$290.8 million in fiscal 2014 to US$370.8 million in fiscal 2015, which in turn increased by 17.5% to US$435.7 million in fiscal 2016. The number of our corporate customers increased approximately, in each case, from 24,200 to 30,900 and 36,400, and the number of our individual customers increased approximately, in each case, from 450,700 to 518,500 and 722,800 respectively, from fiscal 2014 to fiscal 2015 and fiscal 2016. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain our corporate customers, decreased customer spending, increased competition, slowing growth of the overall preventive healthcare services market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our customer base continues to increase, the growth rate of our customer base may decline over time. We may also lose customers for other reasons, such as failure to deliver satisfactory medical examination services. If our growth rates decline, investors’ perception of our business and business prospects may be adversely affected.

We intend to further strengthen our leading position in the private healthcare services market in China and transform ourselves into an integrated health management company. We will continue to diversify our service offerings by providing dental care services at our medical centers as well as high-quality outpatient services through collaborating with top doctors from public hospitals. We will also continue to expand our nationwide network coverage to penetrate further into second tier and third tier cities through selected acquisitions and cooperative relationships with various third party service providers, and further grow our customer base. In addition, we will further strengthen our disease screening product offering by the recent launch of iKangCare+ and iKangPartner+ strategies. iKangCare+ corporate client platform is able to generate self-served personalized medical examination service checkup menus for each employee of the corporate customer. With iKangPartners+ plan, we aim to provide our customers with high quality services through our strong partnerships with academic institutions, medical associations, leading providers in the field of in vitro diagnosis and genetic testing, and world-class vendors in medical equipment.

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

•                  the costs of and difficulties in integrating acquired businesses, managing a larger and growing business and operating in new markets and geographic regions; and

•                  acquired business’ failure to perform as expected and impairment costs it may incur.

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

Since November 2013, we have expanded our services offerings to include high-end preventive healthcare services where we have limited operating experience. We opened and operate five medical centers under our newly established high-end brand, iKang Evergreen, in Beijing, Shanghai, Nanjing and Guangzhou and Hangzhou, respectively, and expect to increase the number of our high-end medical centers based on our growth strategies. Our iKang Evergreen medical centers are located at prime sites at the business districts in the first tier and second tier cities of China and equipped with advanced medical equipment to offer screening services including MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. We also arrange for international experts from world-renowned institutions and teaching hospitals to pay regular visits to our iKang Evergreen medical centers and provide second opinions and U.S. doctor referral services.

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

Between August 2015 and June 2016, we received certain proposals with respect to a going-private transaction. For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going-private transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed going-private transaction. All the fees and costs will be payable by us even if the transaction is not completed. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going- private transaction could have an adverse effect on our relationships with customers and third-party service providers.

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

•                  our ability to adopt new technologies or adapt our websites and systems to user requirements or emerging industry standards in order to maintain our customer experience; and

•                  our ability to effectively control the quality of our third-party service providers, and to monitor the service performance of such third- party service providers as we continue to expand our nationwide network.

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

We may also face challenges from others seeking to profit from or defame our brand. For example, we historically pursued litigation against the owner of several similar “copycat” domain names who defamed our services on the Internet. In addition, any negative review, comment or allegation about our company, self-owned medical centers or services by the media or on social networks such as Weibo or other public online forum may harm our brand, public image and reputation. Negative publicity in relation to our services, regardless of its veracity, could seriously harm our brand, public image and reputation which in turn may result in a loss of customers and business partners and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In practice, it usually takes four to six weeks for doctors and nurses to transfer their practicing licenses from one medical institution to another or to add another medical institution to their permitted practicing institutions. Some of our recently hired doctors have submitted applications to transfer their practicing licenses from their previous employers to our medical centers but have not finished the process. We cannot assure you that these doctors will complete the transfer of their practicing licenses or the government procedures timely, or at all. Our failure to properly manage the employment of our doctors and nurses may subject us to administrative penalties including fines, loss of licenses, or, in the worst case scenario, an order to cease practice against our medical centers, which could materially and adversely affect our business.

Our failure to make sufficient statutory social welfare payments for our employees could materially and adversely affect our business, financial condition, results of operations and prospects.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions. We have not paid in full certain required insurance premiums and contribution for our employees in the past. Currently, in several medical centers, we may not be in full compliance with relevant requirements. Some of our subsidiaries have received requests from local social insurance regulatory authorities to make payments for insufficient social insurance contributions for some of their employees and we have made such payments in full upon such requests. The amount of outstanding payments relating to social insurance was approximately US$3.7 million as of March 31, 2017. While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties. According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments, plus a late fee charge of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities. If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premia described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any underreported obligation of the employer. An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.

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

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from US$59.7 million as of March 31, 2015 to US$74.2 million as of March 31, 2016, and to US$79.6 million as of March 31, 2017, representing 21.4%, 24.3% and 36.2% of total current assets and 12.0%, 9.2% and 10.9% of total assets as of March 31, 2015, 2016 and 2017, respectively. Moreover, accounts receivable (net of allowance for doubtful accounts) aged over six months have increased from US$18.2 million, or 30.4% of total accounts receivable, as of March 31, 2015 to US$26.7 million, or 36.0% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2016, and to US$25.5 million, or 32.1% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2017. We have established a reserve for the portion of such accounts receivable that we estimate will not be collected on a timely basis. The specific reserve is based on historical trends and current relationships with our customers. Changes in the amount and age of our accounts receivable can result from a number of factors, including rapid growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial health of the customers. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect our financial results.

We may be subject to potential tax liabilities in connection with our acquisition of medical centers from certain third-party individuals, which could have a material adverse effect on our financial condition and results of operations.

We acquired several medical centers from a few PRC individual shareholders in December 2007. Under the relevant PRC individual income tax laws and regulations, the individual sellers are liable to pay individual income tax at the rate of 20% of the capital gain recognized by these individual sellers from such transactions and we were obligated to withhold individual income tax for such individual sellers. We did not withhold individual income taxes for the individual sellers in the acquisition in 2007. The individual sellers are obligated to pay their respective income taxes under the acquisition agreements. We are not certain whether the individual sellers in such an acquisition have fulfilled their respective income tax obligations in connection with such a transaction. If they failed to meet their income tax obligations, the relevant PRC tax authorities may collect taxes from the sellers and may also impose penalties on us and require us to pay the taxes, penalties and interest. In seven other acquisitions we made from 2008 to 2015, we did not withhold individual income taxes for the individual sellers, but entered into agreements that required the individual sellers to pay their respective income taxes or indemnify us against all potential tax liabilities arising out of their violation of the relevant tax obligations. However, we cannot assure you that we will be able to recover all losses, or at all, from such individual sellers. The aggregate amount of income taxes that we would have been required to withhold for the individual sellers in the eight acquisitions from 2007 to 2015 was approximately US$1.6 million. To the extent the tax authorities require us to pay a substantial amount of income taxes for the individual sellers and penalties arising from our failure to withhold such individual income tax and we are unable to recover all of the losses, our liquidity, financial condition and results of operations could be materially and adversely affected.

Our business is heavily regulated. Failure to comply with applicable regulations and any changes in government policies or regulations could result in penalties, loss of licenses, additional compliance costs or other adverse consequences.

Our business is subject to governmental supervision and regulations by PRC regulatory authorities including the National Health and Family Planning Commission, or NHFPC, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, and other government authorities. These government authorities promulgate and enforce laws and regulations that cover many aspects of our business. See “Item 4.B. Business Overview — Government Regulations” for a discussion of the regulations applicable to us and our business. For example, each of our medical centers is required to obtain, among others, a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. We are in the process of applying for the radiation-related diagnosis and treatment licenses for some of our medical centers, and are undergoing annual inspections by local counterpart of the NHFPC of medical institution practicing licenses and radiation-related diagnosis and treatment licenses for certain of our medical centers. We may not be able to obtain such licenses or pass such annual inspections in a timely manner or at all. In addition, each of our medical centers is required to include in the scope specified in their medical institution practicing licenses the medical examination and the specific medical services they are currently providing. If we fail to obtain or maintain effective such licenses for the forgoing medical centers or any competent PRC regulatory authorities determine that we are operating the relevant businesses in an illegal manner, we may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties. Our medical institution practicing licenses may be revoked in severe situations.

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

We did not maintain any medical malpractice insurance, business interruption insurance, general liability insurance or public liability insurance and we maintained only limited property insurance for fiscal 2016.

We are subject to potential professional liability risks in the ordinary course of business including arising from the actions of our employees and potentially the actions of third-party service providers to whom we refer our customers. Because the number and incidence of legal actions alleging malpractice or related legal theories against doctors, hospitals and other healthcare providers in China is significantly lower, and the amount of damages awarded by PRC judicial authorities is also lower, in both cases as compared to those in the United States, we do not maintain any medical malpractice insurance and general liability insurance. However, the threat of such claims is increasing as people become more accustomed to initiating lawsuits at courts in China to obtain redress for health-related grievances.

In addition, while business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance.

In the event of (i) a lawsuit or regulatory action against us alleging business liability or malpractice or (ii) damage to or the loss of medical equipment, we may be responsible for any losses and the costs of claims. In the event of an interruption of our business, we would be fully responsible for any losses and the costs of claims. Paying for such losses or claims could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

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

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. We currently lease all of the facilities in which we operate our self-owned medical centers, and the leasing costs associated with our healthcare services have historically accounted for a significant portion of our cost of revenues. In fiscal 2014, 2015 and 2016, the leasing costs comprised 18.7%, 18.4% and 19.4% of our cost of revenues, respectively. We expect our leasing costs to increase in an absolute term as we expand the number of medical centers that we operate and as landlords increase rental rates.

As of March 31, 2017, the leases on our 107 self-owned medical centers have various expiration dates ranging from 2017 to 2036. As these leases approach expiration, we may not be able to renew them on terms favorable to us, or at all. Landlords may also terminate leases prior to the expiration date upon the payment of a penalty which, in our judgment, makes it unlikely for the landlords to terminate these leases early. If we cannot successfully offset our increased leasing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected.

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

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use. Extended downtime of our medical equipment could result in decreased revenues, dissatisfaction on the part of customers and damage to our reputation. Any injury caused by our medical equipment in our medical centers due to equipment defects, improper maintenance or improper operation could subject us to liability claims. Regardless of their merit or eventual outcome, such liability claims could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations.

We primarily rely on equipment manufacturers or third-party service providers to maintain and repair the complex medical equipment used in our medical centers. If any of these manufacturers or third-party service providers fails to perform its contractual obligations to provide such services, or refuses to renew these service agreements on terms acceptable to us, or at all, we may not be able to find a suitable alternative service provider or establish our own maintenance and repair team in a timely manner. Similarly, any failure of or significant quality deterioration in such service providers’ services could materially and adversely affect customer experience. We also rely on both equipment manufacturers and our own internal experts to provide technical training to our staff on the proper operation of such equipment. If such medical technicians are not properly and adequately trained, or if they make errors in the operation of the complex medical equipment even if they are properly trained, they may misuse or ineffectively use the complex medical equipment in our medical centers. Such failure could result in unsatisfactory medical examination results, diagnosis, treatment outcomes, patient injury or possibly death, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

The proper functioning of our website, mobile Apps and network infrastructure is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our website and network infrastructure will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our website, mobile Apps and our network infrastructure are critical to our success as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions caused by our servers, telecommunications failures, computer viruses, hacking or other attempts to harm our systems may result in the unavailability or slowdown of our website, or the information systems of one of our third-party service providers, and may reduce our ability to schedule appointments and result in customers being unable to access their health records. Furthermore, users of our website and mobile Apps may experience bandwidth-related slowdowns for various reasons beyond our control. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control such as power outages, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

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

Upon the completion of our initial public offering, we are subject to the FCPA which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. We have implemented policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. As we market and offer our services to state-owned enterprises and governmental agencies in China, we will have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

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

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property and proprietary information as critical to our competitiveness and success. We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. As of March 31, 2017, we had 270 registered trademarks. We own or possess the rights to 199 domain names that we use in connection with the operation of our business, and have copyrighted 18 software programs that we developed ourselves for managing our operations. Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license. We have taken, and will continue to take, a variety of actions to combat infringement of our intellectual property and other proprietary information. However, our legal actions may not always be successful. In 2012, we filed an arbitration proceeding against a third party company who operates a website under the domain name of “www.aikang.com” and use as trade name with the same Chinese characters as one of our PRC subsidiaries to provide medical knowledge, introduction of medical institutions and links to websites of medical examination centers. But our claim was dismissed by the arbitral tribunal, and the website “www.aikang.com” is still operated by such third-party company as of the date of this annual report. In January 2016, we filed a complaint with the People’s Court of Chaoyang District of Beijing against a PRC company, a former employee of such company and certain other defendants with respect to the defendants’ joint infringement of our trade secrets including customer information, prices, marketing strategies and other internal business information. The People’s Court of Chaoyang District of Beijing is currently in the process of reviewing our claims and relevant evidence. In addition, in April 2016, we filed another complaint with the Shanghai Intellectual Property Court against that PRC company and certain other defendants with respect to the defendants’ joint infringement of our copyright of medical examination software systems. The Shanghai Intellectual Property Court is currently in the process of reviewing our claims and relevant evidence. Infringement of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

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

We granted share options and warrants to our employees and advisors. We are required to account for share based compensation expenses in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of March 31, 2017, there were 612,724 options and warrants outstanding which entitle their holders to purchase a total of 612,724 Class A common shares. As a result, we incurred share-based compensation expense of US$9.2 million, US$1.9 million and US$1.9 million in fiscal 2014, 2015 and 2016, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Item 5.A. Operating Results — Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements for the years ended March 31, 2016 and 2017 included in this annual report for a more detailed presentation of accounting for our share-based compensation plans.

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

Our management has concluded that our internal control over financial reporting was effective as of March 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of March 31, 2017. See “Item 15. Controls and Procedures — Report of Independent Registered Public Accounting Firm.” However, if we fail to maintain the effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ, imposes various requirements on the corporate governance practices of public companies. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we also incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, we have ceased to be an “emerging growth company” and therefore are no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have incurred significant expenses and devoted substantial management effort, and expect to continue to do so to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

Our future success depends on the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Lee Ligang Zhang, our founder, chairman and chief executive officer. We also rely on a number of key technology officers and staff for the development and operation of our business. In addition, as we expect to focus increasingly on the development of our business, we will need to continue attracting and retaining skilled and experienced medical personnel and sales and marketing staff for our business to maintain our competitiveness.

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

•                  restricting or prohibiting our use of proceeds from our securities offering to finance our business and operations in China; and

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

Among other changes, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. The Draft FIL specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as PRC investors, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority. Our controlling shareholder, Time Intelligent Finance Limited, is beneficially owned by a family trust established by Mr. Lee Ligang Zhang, a PRC citizen; however, until the new PRC laws are finalized, we do not know if our company would be considered as ultimately controlled by PRC investor(s) or if the provisions for control by PRC investors will be adopted. The Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with contractual arrangements, whether or not these companies are controlled by PRC investors. If the enacted version of the Foreign Investment Law mandates further actions, such as the MOFCOM market entry clearance or certain restructuring of corporate structure and operations, to be completed by companies with existing contractual arrangements like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

One of our affiliated PRC entities, iKang Holding, is jointly held by Mr. Lee Ligang Zhang, chairman and chief executive officer of our company, and Mr. Boquan He, a director of our company. One of our affiliated PRC entities, Yuanhua Information, is jointly held by Mr. Haiqing Hu and Ms. Juan Tan, persons designated by us. One of our affiliated PRC entities, Beijing Jiandatong, is jointly held by Mr. Haiqing Hu and Mr. Rui Ma, and Mr. Haiqing Hu is a person designated by us. Conflicts of interest between these individuals’ role as shareholders of our affiliated PRC entities and their fiduciary duties to our company or their personal interest may arise. In addition, Mr. Lee Ligang Zhang is also a director and/or executive officer of certain subsidiaries of iKang Holding. The laws of China provide that a director or member of management owes a fiduciary duty to the company he serves. Mr. Lee Ligang Zhang must therefore act in good faith and in the best interests of iKang Holding and its subsidiaries and must not use his respective positions for personal gain. These laws do not require him to consider our best interests when making decisions as a director or member of management of our affiliated PRC entities or their subsidiaries. In addition, the personal interest of the nominee shareholders of Yuanhua Information and Beijing Jiandatong is not necessarily aligned with us. Accordingly, conflict may arise between these individuals’ fiduciary duties as directors or officers of our affiliated entities and us.

When conflicts of interest arise, these individuals may not act in the best interests of our company and conflicts of interest may not be resolved in our favor. In addition, these individuals may breach or cause iKang Holding, Yuanhua Information or Beijing Jiandatong to breach or refuse to renew the existing contracts under the contractual arrangements that allow us to effectively control iKang Holding, Yuanhua Information or Beijing Jiandatong and their respective subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of iKang Holding, Yuanhua Information or Beijing Jiandatong, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

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

Some of our PRC variable interest entities hold assets, such as medical equipment that is essential to the operation of our business. If any of these PRC variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such PRC variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE or its local branches and other relevant PRC regulatory authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE or its local branches. If we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be filed with the Ministry of Commerce, or the MOFCOM, or its local branches. In addition, because of the regulatory restrictions related to foreign currency loans to, and non-ownership arrangement in, domestic PRC enterprises, we may not be able to finance our affiliated PRC entities and its subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

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

We have requested our relevant shareholders who are subject to the SAFE regulations to make the necessary registrations under the SAFE regulations. However, we may not be fully informed of the identities of the beneficial owners of our company. Our shareholders, including Mr. Lee Ligang Zhang, Mr. Boquan He, Ms. Feiyan Huang, Mr. Minjian Shi and Mr. Baoqing Liu, have completed their registrations pursuant to Circular 37. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 37 in a timely manner or at all, or will comply with the requirements under Circular 37 or other related rules in the future. Any failure by our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on the ability of our PRC subsidiaries to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as foreign-invested enterprises in the PRC, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff welfare and bonus fund. These enterprise expansion reserve and staff welfare and bonus funds are not distributable as cash dividends. As of March 31, 2017, except for iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guangzhou Huanshi East/Tianghe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing and iKang Fuzhou Gulou, none of our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries had a statutory reserve fund that reached 50% of their respective registered capital. Therefore, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries (except for iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guangzhou Huanshi East/Tianghe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing, iKang Fuzhou Gulou, iKang Shanghai Xikang Road and iKang Shanghai Lujiazui) would continue to allocate at least 10% of their respective after-tax profits to the statutory reserve fund until the aggregate amount of such a fund reaches the 50% threshold.

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

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries are restricted from transferring a portion of their net assets to us. Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries, affiliated PRC entities and their respective subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and affiliated PRC entities not available for distribution was US$246 million as of March 31, 2017.

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

As the offshore holding company of our PRC subsidiaries, any capital contributions or loans that we make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Any loans by us to our PRC subsidiaries to finance the operations of our PRC subsidiaries, which are foreign-invested enterprises, may not exceed statutory limits and are required to be registered with SAFE or its local branches. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local branches. We cannot assure you that we will be able to obtain these government approvals or registrations on a timely basis, if at all. If we fail to obtain such approvals or registrations, our ability to use our net proceeds from our initial public offering and to capitalize our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated the SAFE Circular 142, which provided that the registered capital of a foreign-invested company converted from foreign currencies may (i) only be used for purposes within the business scope approved by the applicable governmental authority and (ii) not be used for equity investments by the foreign-invested company within the PRC unless otherwise provided. Furthermore, SAFE promulgated the SAFE Circular 45, in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide entrusted loans or repay inter-company loans. On March 30, 2015, SAFE promulgated the SAFE Circular 19, which has taken effective and replaced the SAFE Circular 142 since June 1, 2015. Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises can be settled at the banks based on the actual operation needs of the enterprises subject to certain restrictions. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%. On June 9, 2016, SAFE promulgated the SAFE Circular 16 which restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide loans to non-affiliated enterprises. However, the SAFE regulations and rules may still significantly limit our ability to transfer the net proceeds from our securities offering to our affiliated PRC entities or their respective subsidiaries through our PRC subsidiaries in China, which may adversely affect the business expansion of our affiliated PRC entities or their respective subsidiaries, and our affiliated PRC entities and their respective subsidiaries may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the China. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC domestic individuals may subject such employees or us to fines and legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly- Listed Companies issued by SAFE in March 2007, or Circular 78. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the NASDAQ. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.

Under the EIT Law, and the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations, both effective from January 1, 2008, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered to be a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status and post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold tax on payments of PRC-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. On January 29, 2014, the SAT further issued Announcement on Determination of Resident Enterprises under De Facto Management Body Standard, or Bulletin 9, which delegates the determination of the status of offshore incorporated PRC resident enterprise to the provincial-level tax authorities. Bulletin 9 is applicable to the enterprise income tax filings for 2013 and onwards. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Taxation — Enterprise Income Tax.” Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises.

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

Under Bulletin 7, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise or other taxable PRC assets indirectly via disposing of the equity or other similar interests of an overseas holding company, or Indirect Transfer, and such Indirect Transfer lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, such Indirect Transfer may be treated as a direct transfer of equity interests in the PRC resident enterprise or other taxable PRC assets. As a result, any gain from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% (or PRC enterprise income tax at the rate of 25% if the transferred asset relates to the asset of a permanent establishment in China). The payer of transfer proceeds under such an Indirect Transfer of equity interests in a PRC resident enterprise is obligated to withhold the aforesaid PRC withholding tax. If the payer fails to make such withholding, it may be subject to an administrative fine ranging from 50% to 300% of the amount of tax that was not withheld which may be reduced or exonerated in certain circumstances. Further, the transferor under Indirect Transfer must file and pay the withholding tax to the competent tax authority, or otherwise the tax authority may pursue the transferor for the unpaid withholding tax and impose a late payment interest. The PRC tax authorities may enforce Bulletin 7 with respect to the transfer of equity interests in our company or our non-PRC subsidiaries by non-PRC resident investors other than the transfer of equity securities through public markets, such as the NASDAQ where our ADSs are listed (that is, these rules are not applicable if both the purchase and sale of equity interests are made on the NASDAQ).

Circular 698 provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant PRC tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect. There is little guidance and practical experience as to the retrospective application of Bulletin 7 and Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. Some of our shareholders have made some share transfers in our company prior to our initial public offering and not made tax filings in accordance with Circular 698. As a result, we and such non-PRC resident shareholders may be at risk of being taxed under Circular 698 and Bulletin 7, and may be required to expend valuable resources to comply with Circular 698 and Bulletin 7 or to establish that we should not be taxed under Circular 698.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ on April 9, 2014, the trading price of our ADSs has ranged from US$11.73 to US$22.65 per ADS, and the last reported trading price on August 11, 2017 was US$13.83 per ADS. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations should be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to issue additional shares or debt securities or to obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional financing will be subject to a number of factors, including general market conditions, government approvals, investor acceptance of our plan of operations and results from our business operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We granted share options to our employees and advisors in 2004 to 2015. In February and April 2013 and March 2014, we established three Share Incentive Plans to help us recruit and retain key employees, directors and consultants by providing incentives through the granting of equity awards. Under those Share Incentive Plans, we may issue equity awards in the form of share options, restricted shares or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3,074,000 Class A common shares, assuming full exercise of all awards that may be granted under these three share incentive plans. As of March 31, 2017, there were 612,724 options and warrants outstanding, which entitle their holders to purchase a total of 612,724 Class A common shares. The exercise of options we have granted would result in a reduction in the percentage of ownership of the existing holders of Class A common shares and of ADSs, and therefore could result in a dilution in the earnings per common share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

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

Our common shares are divided into Class A common shares and Class C common shares. Holders of Class A common shares will be entitled to one vote per share, while the holder of Class C common shares will be entitled to 15 votes per share, with Class A and Class C common shares voting together as one class on all matters subject to a shareholders’ vote. Our ADSs represent our Class A common shares. As of the date of this annual report, there are 805,100 Class C common shares issued and outstanding, all of which are held by Time Intelligent Finance Limited, a British Virgin Islands company which is beneficially owned by Mr. Lee Ligang Zhang’s family trust.

As a result of the disparate voting power attached to these two classes of common shares and the concentration of ownership, as of June 30, 2017, Mr. Lee Ligang Zhang owned approximately 34.3% of the total voting power represented by our outstanding common shares and has substantial influence over our business. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

On December 2, 2015, our board of directors adopted a rights agreement between us and American Stock Transfer & Trust Company, L.L.C., as the rights agent (the “Rights Agreement”). The Rights Agreement provides, among other things, that when specified events occur, our shareholders of Class A common shares and Class C common shares will be entitled to purchase from us one Class A common share for an exercise price of $80 for each common share they own. Such purchase rights are triggered by the earlier to occur of (1) our announcement that a person or group has acquired 10% or more of our Class A common shares or the date and time on which any such person or group has acquired more than 50% of our Class A common shares, and (2) the tenth business day, or such later date designated by our board of directors, after any person or group commences a tender or exchange offer that will result in such person or group owning 10% or more of our Class A common shares. The issuance of Class A common shares pursuant to this rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. On November 28, 2016, our board of directors extended the Rights Agreement and it is currently scheduled to expire on December 2, 2017.

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

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of the ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2017. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold and expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. person owned an ADS or a Class A common share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to the U.S. person. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai Guobin Medical Holding Co., Ltd. which changed its name to iKang Healthcare Technology Group Co., Ltd. in November 2014, or iKang Holding, in connection with a business combination, and entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over iKang Holding. Since the transactions between Beijing iKang and iKang Holding in 2007 till March 31, 2017, in an effort to further expand our services coverage in China, we acquired or constructed 107 medical centers in China.

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

In July 2013, our company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, which entered into a series of contractual arrangements with Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, and Yuanhua Information’s shareholders through which Yuanhua WFOE gained effective control over the operations of Yuanhua Information. Yuanhua Information and Shanghai Yuanhua Clinic Co., Ltd., a subsidiary of Yuanhua Information, provide medical examination related services in China. Over the years Yuanhua WFOE has cultivated a brand name as a high end medical service provider and a loyal and stable client base. After the acquisition in 2013, Yuanhua WFOE has continued to operate under its own brand and management independently, which has been in a competing position with the medical centers under iKang brand. As a result, 96%, 95% and 96% of Yuanhua WFOE’s revenue in fiscal 2014, 2015 and 2016, respectively, was generated from the medical services provided by itself and its contracted third party service providers other than the medical centers under iKang brand. In March 2017, due to the change of one of Yuanhua Information’s shareholders, Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders entered into a new series of contractual arrangements with the same terms and the original contractual arrangements were terminated.

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

Our principal executive offices are located at B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, China. Our telephone number at this address is +(8610) 5320-6688. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

For a discussion of our capital expenditures, see “Item 5.B. Liquidity and Capital Resources — Capital Expenditures.”

Proposed Going-private Transaction

On August 31, 2015, our board of directors received a preliminary non-binding proposal letter from Mr. Lee Ligang Zhang, our chairman and chief executive officer, and certain of his affiliated entities, and FV Investment Holdings, or the Founder Buyer Group when together with Mr. Zhang and his affiliated entities, proposing to acquire all of our outstanding Class A common shares in a going-private transaction for US$17.80 per ADS, or US$35.60 per Class A common share, in cash.

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

Major Equity Investments

In February 2016, we completed a strategic equity investment in New China Life Insurance Health Investment Management Co., Ltd., or NCI Health, at a total price of RMB765.0 million. After the foregoing investment, New China Life Insurance Co., Ltd., we and another investor hold 45%, 45% and 10% equity interest in NCI Health, respectively.

In July 2017, we, iKang Holding, China Industrial Asset Management Limited (or “China Industrial Asset Management”), an affiliate of Mr. Lee Ligang Zhang and an affiliate of China Industrial Asset Management entered into a cooperation agreement to form certain healthcare investment funds to invest in medical centers. The aggregate size of the healthcare investment funds will not exceed RMB502 million. The affiliate of Mr. Lee Ligang Zhang and the affiliate of China Industrial Asset Management will act as general partners and each contribute RMB1 million to the investment funds. We and China Industrial Asset Management will each contribute up to RMB50 million to the investment funds as limited partners. The investment funds will admit other limited partners which will contribute up to RMB400 million. Pursuant to the arrangements, the investment funds will either set up new medical centers or acquire existing medical centers. After operating these medical centers for a period of at least two years, the investment funds will transfer their interests in these medical centers to us at a price equal to their original costs with an annual return rate of 15%.

B.            BUSINESS OVERVIEW

Overview

We provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services, including disease screening, dental care services and other services in China. As of March 31, 2017, our nationwide network consisted of 107 self-owned medical centers, which contributed the majority of our revenue and our self-owned medical center network covered 32 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili and Mianyang, as well as Hong Kong. We have also supplemented our self-owned medical center network by contracting with approximately 400 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows us to serve our customers in markets where we do not have self-owned medical centers.

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

We intend to further strengthen our leading position in the private healthcare services market in China and achieve future growth by transforming ourselves into an integrated health management company. To achieve this goal, we have launched three apps including (i) a personalized medical examination app to offer customized medical examination services, (ii) a specialized doctoral referral app to offer one-stop mobile medical services platform among patients, hospitals and doctors and (iii) a comprehensive healthcare management app to offer fully integrated healthcare management solutions including medical and dental examination appointment, online report check and doctor referral services. In addition, we will continue to diversify our service offerings by providing a full-range of dental care services in our medical centers as well as high-quality outpatient services through collaborating with top doctors from public hospitals.

Our net revenues were US$290.8 million, US$370.8 million and US$435.7 million for fiscal 2014, 2015 and 2016, respectively.

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

We provide services through our nationwide network of self-owned medical centers and the facilities of third-party service providers. We integrate the scheduling of and payment for services provided by third-party service providers through our online and telephonic healthcare management and consulting system which allows the employees or clients of our corporate customers and individual customers to make reservations online or by phone for (1) medical examination services at our 107 self-owned centers and approximately 400 third-party service providers in approximately 210 cities as of March 31, 2017 and (2) outpatient services at nine of our self-owned medical centers and dental treatment at 43 of our self-owned medical centers. In fiscal 2014, 2015 and 2016, we served 94.8%, 95.4% and 95.2% of our customers in our self-owned medical centers and the remaining approximately 5.2%, 4.6% and 4.8% through our third party providers, respectively. In fiscal 2014, 2015 and 2016, the number of visits to our self-owned medical centers amounted to approximately 3,370,000, 4,363,000 and 5,313,000, respectively, while the number of visits to third party service providers amounted to approximately 184,000, 212,000 and 271,000, respectively.

We integrate our medical examination and disease screening services across our nationwide network by offering online or telephone discussion of health risk assessments. We also provide nationwide health consultation and medical concierge services through our online and telephonic healthcare management and consulting system. Patients can pay for online consultations, telemedicine, disease monitoring and second opinions through our online system. In June 2017, we launched our strategic initiative “iKangCare+” to provide our corporate customers with professional and comprehensible interpretations on results of medical examinations through our Apps, official WeChat, medical centers and clinics, toll-free help lines and on-site medical services.

iKangCare+ corporate client platform is able to generate self-served personalized medical examination service checkup menus for each employee of the corporate customer, provide them with professional and comprehensive interpretation and guidance on the results of their tests, identify any abnormal findings and provide a targeted in-depth test program. We also combined the most advanced screening measures available and upgraded solutions related to high-morbidity cancer into our core medical examination package. We have been continuously building our competitive advantage to reinforce contacts between our customers and medical experts and addressing shortfalls in post-cancer diagnosis via the iKangCare+ corporate client platform. In addition, we launched  the iKangPartners+ plan. Under this plan, we are able to provide our customers with high quality services through our strong partnerships with academic institutions, medical associations, leading providers in the field of in vitro diagnosis and genetic testing, and world-class vendors in medical equipment.

Our Self-Owned Medical Centers

As of March 31, 2017, we owned and operated an extensive network of 107 medical centers located in 32 of China’s most affluent cities and Hong Kong. Our self-owned medical centers are typically located at prime locations, including areas that are adjacent to financial and commercial centers or otherwise easily accessible by our customers. The following table shows certain information about our network of self-owned medical centers by geographic location as of March 31, 2017.

	Medical Center	Year Acquired(1) or Constructed
Beijing
1	iKang Beijing Ritan	Acquired in 2006
2	iKang Beijing Lidu	Acquired in 2007
3	iKang Beijing Jianguomen	Constructed in 2008
4	iKang Beijing Zhongguancun	Constructed in 2008
5	iKang Beijing Yansha East	Acquired in 2008
6	iKang Beijing Xuanwumen	Constructed in 2010
7	iKang Beijing Xinei	Constructed in 2012
8	iKang Beijing Jun’an(4)	Constructed in 2013
9	iKang Beijing Yayun	Constructed in 2013
10	iKang Beijing Baishi	Constructed in 2014
11	iKang Beijing Wanzhishou	Constructed in 2014
12	Beijing Zhenjing	Acquired in 2015
13	Beijing iKang Zhuoyue Jingxi	Acquired in 2015
14	Beijing Tianjian Sunny Health Anhuaqiao	Acquired in 2015
15	Beijing Tianjian Sunny Health Fengtai	Acquired in 2015
16	Beijing iKang Guobin Sunny Jingchao	Acquired in 2015
17	Beijing iKang Guobin Sunny Jingchun	Acquired in 2015
18	Beijing iKang Guobin Shunping	Constructed in 2016
19	Beijing iKang Guobin Headquarter Base	Constructed in 2016
20	Beijing iKang Guobin Baiyun Shidai Square	Constructed in 2016
21	Beijing Bohui	Acquired in 2016
22	Beijing Zhongpu Bohui	Acquired in 2016
Shanghai
23	iKang Shanghai Gubei	Acquired in 2007(2)
24	iKang Shanghai Pudong Avenue	Acquired in 2007(2)
25	iKang Shanghai Xikang Road	Acquired in 2007(2)
26	iKang Shanghai Yangpu	Constructed in 2008
27	iKang Shanghai Lujiazui	Acquired in 2010
28	iKang Shanghai Jing’an	Acquired in 2012
29	iKang Shanghai Zhonghuan	Acquired in 2012
30	iKang Shanghai Yan’an East Road	Constructed in 2012
31	iKang Shanghai Yan’an West Road	Constructed in 2012
32	iKang Shanghai Jianwei	Acquired in 2012
33	Shanghai Yuanhua Clinic Co., Ltd.	Acquired in 2013
34	Shanghai Huajian	Acquired in 2014
35	Shanghai Jinxiu Huajian	Acquired in 2014
36	Shanghai Jinshen Huajian	Acquired in 2014
37	Shanghai Zhenjing	Acquired in 2015
38	Shanghai iKang Evergreen	Constructed in 2016
Shenzhen
39	iKang Shenzhen Nanshan	Acquired in 2007
40	iKang Shenzhen Luohu	Acquired in 2008
41	iKang Shenzhen Futian	Acquired in 2011
42	iKang Shenzhen Kefa	Acquired in 2013
43	iKang Shenzhen Cultural Building	Constructed in 2016
Guangzhou
44	iKang Guangzhou Huanshi East	Acquired in 2007(2)
45	iKang Guangzhou Tianhe(3)	Constructed in 2008
46	iKang Guangzhou Wokang	Acquired in 2012
47	Guangzhou Zhujiang New City(4)	Constructed in 2015
48	Guangzhou Zhenxing Traditional Chinese Medical	Acquired in 2015
49	Guangzhou Zhongtai	Constructed in 2016
Nanjing
50	iKang Nanjing Xinjiekou	Acquired in 2008
51	iKang Nanjing Gulou	Acquired in 2011
52	iKang Nanjing Aoyang(4)	Acquired in 2013
53	iKang Nanjing Hedingqiao	Constructed in 2015
Chengdu
54	iKang Chengdu Waishuangnan	Constructed in 2009
55	iKang Chengdu Jinjiang	Constructed in 2012
56	Chengdu Gaoxin iKang West City	Constructed in 2014
57	Chengdu iKang Guobin Ommay Health Examination Hospital	Acquired in 2015
58	Chengdu iKang Guobin Luomashi	Constructed in 2016
Mianyang
59	Mianyang iKang Guobin	Constructed in 2016
Hangzhou
60	iKang Hangzhou Xixi	Constructed in 2010
61	iKang Hangzhou Wenhui	Constructed in 2012
62	Hangzhou Aibo	Acquired in 2013
63	Hangzhou Beige Jiuhuan Road(5)	Acquired in 2015
64	Hangzhou Beige Dongxin Road(5)	Acquired in 2015
65	iKang Hangzhou Jiangnan Avenue	Constructed in 2015
Fuzhou
66	iKang Fuzhou Gulou	Constructed in 2011
Tianjin
67	iKang Tianjin Heping	Constructed in 2012
68	iKang Tianjin Hedong Dongrun	Acquired in 2015
69	iKang Tianjin Hexi Fenghui	Acquired in 2015
70	iKang Tianjin Hexi	Constructed in 2015
71	iKang Tianjin Nankai Yuecheng	Constructed in 2016
Chongqing
72	iKang Chongqing	Constructed in 2012
73	Chongqing iKang Zhuoyue	Constructed in 2015
Suzhou
74	iKang Suzhou	Constructed in 2012
Wuxi
75	iKang Wuxi Maoye	Constructed in 2016
Changchun
76	iKang Changchun	Acquired in 2012
Jiangyin
77	iKang Jiangyin	Constructed in 2013
Changzhou
78	iKang Changzhou	Constructed in 2014
Shenyang
79	iKang Shenyang Hospital	Acquired in 2014
80	iKang Shenyang Ningshan Hospital	Acquired in 2014
81	Gold iKang Shenyang Hospital	Acquired in 2014
Changsha
82	iKang Changsha	Acquired in 2015
83	iKang Zhuoyue Changsha	Constructed in 2016
Wuhan
84	iKang Wuhan	Acquired in 2015
85	iKang Zhuoyue Wuhan	Constructed in 2016
Yinchuan
86	iKang Yinchuan	Acquired in 2015
87	iKang Yinchuan (II)	Constructed in 2016
Yantai
88	iKang Yantai	Acquired in 2015
89	iKang Yantai Health Examination	Acquired in 2015
90	iKang Yantai Health Examination Laishan	Acquired in 2015
Weihai
91	iKang Weihai Medical Examination	Acquired in 2015
Weifang
92	iKang Weifang	Acquired in 2015
93	iKang Guobin Weifang High-Tech Industrial Development Zone	Constructed in 2016
Foshan
94	iKang Foshan	Constructed in 2015
Xi’an
95	Xi’an Lianhu Yinglun Hospital	Acquired in 2015
96	Xi’an Yanta Yinglun	Acquired in 2015
97	Xi’an Weiyang Yinglun	Acquired in 2015
Wuhu
98	iKang Wuhu	Constructed in 2015
Guiyang
99	iKang Guiyang	Acquired in 2015
Ningbo
100	Ningbo Haishu iKang Guobin	Constructed in 2016
Jinan
101	Jinan iKang Zhuoyue	Constructed in 2016
Qingdao
102	Qingdao Shangri-La iKang Zhuoyue	Constructed in 2016
Kaili
103	Guizhou Kaili iKang Guobin	Constructed in 2016
Bijie
104	Guizhou Bijie iKang Guobin	Constructed in 2016
Hong Kong
105	MediFast (Hong Kong) Ltd. (Causeway Bay)	Acquired in 2014
106	MediFast (Hong Kong) Ltd. (Kowloon)	Acquired in 2014
107	Medifast (Hong Kong) Ltd. (Central)	Constructed in 2016

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

(5)         Currently operated primarily by the minority shareholders or their parent company.

Our self-owned medical centers primarily offer a wide range of medical examination services. A customer undergoing a medical examination at our medical centers receives additional professional consultation and, if needed, medical referral services.

A typical iKang medical center occupies 2,500 square meters and has the capacity to perform approximately 350 medical examinations per day. In measuring the maximum capacity of each of our self-owned medical centers, we take into account the fact that certain medical examinations can only be scheduled during limited hours in the morning and a number of other factors including center size, the number of examination rooms, the number of medical equipment and medical staff. In fiscal 2014, 2015 and 2016, our self-owned medical centers performed approximately 3.4 million, 4.4 million and 5.3 million medical examinations, respectively. When we open a new medical center in a region that is already served by existing medical centers, the new medical center increases our service capacity in that region and provides more choices for corporate customers. Some existing corporate customers will choose to be serviced at the newly opened center based on convenient location or other factors. In addition, the sales and marketing team for that region will often refer and encourage existing corporate customers to use the services at the newly opened medical center primarily based on the capacity and utilization of each medical center in this region.

Each of our medical centers is equipped with x-ray and ultrasound machines. In 81 of our medical centers, we maintain a VIP area where we offer our higher billing customers a more comfortable, spacious and private environment and shorter waiting time as well as personal guidance during the entire examination process.

Since September 2013, we have opened five high-end medical examination centers under our iKang Evergreen brand in Beijing, Shanghai, Nanjing, Guangzhou and Hangzhou, respectively, targeting high-net-worth individuals. Our iKang Evergreen centers feature more upscale and comfortable environment and allow customers greater privacy, customized services and more individual attention. We provide in our iKang Evergreen centers comprehensive and state-of-the-art medical examination services using advanced equipment. In addition, in March 2015, we acquired a 70% equity interest in WA Centers HK limited, or WA Health Care, which is a provider of high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing.

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

Our Third-Party Service Providers

In order to better serve our customers, especially those corporate customers with a nationwide presence, we work with approximately 400 third-party medical examination centers, hospitals and outpatient clinics to provide (1) medical examinations or disease screening services in locations that complement those that we provide or that are more convenient to our customers by virtue of their geographic locations, and (2) inpatient care, outpatient services, specialized testing or dental care that we do not provide. We primarily utilize the services of our third-party service providers when our corporate customers request services in locations where we do not operate our self-owned medical centers. We pay service fees to such service providers based on the number of medical examinations and services they perform for our customers.

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

We have established a customer complaint management system which generally requires (1) urgent complaints and major complaints to be responded to within an hour and resolved within 24 hours and (2) other complaints to be responded to and resolved within one business day. We had a customer service team of approximately 1,260 full-time employees comprised of personnel at our call centers and onsite at our medical centers as of March 31, 2017, and one of their functions is to address customer complaints on a 24/7 basis. Our quality management center, VIP service center, project execution department, product department, sales department, health examination clinics and the medical service provider department, as applicable, work with our customer service team to resolve complaints in a timely and effective manner by following our complaint-processing procedure.

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

We have call centers in Beijing, Shanghai and Guangzhou which have 271 seats in total equipped with a modern computer telephony interface system that interconnects with our customer relationship management, management information and enterprise resource planning systems. We operate the center using one nationwide hotline for which callers are only charged for the cost of a local call. Our call centers have (1) operations personnel who answer calls and communicate with customers and provide consultation services through our online dialogue system, make appointments for medical examinations and outpatient care and receive customer feedback; (2) supporting staff responsible for quality control, complaints, hiring, training, data analysis and nationwide scheduling of support to all centers; and staff who serve third-party service providers including taking and confirming orders, following up on overdue payments, managing data, settlement and remote area service.

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

We launched our healthcare management app, iKang App, in August 2016. The iKang App provides our customers with comprehensive healthcare management solutions including medical and dental examination appointment, online report check and doctor referral services. As of March 31, 2017, the total downloads of iKang App was approximately 1.06 million and the number of its daily active users is approximately 10,000 at its peak time. In addition, customers are now able to retrieve their historical medical examination reports through this app.

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

Servers and Bandwidth. We usually equip each medical center with one to three servers. In addition, we have 75 servers currently located in leased space in the Internet data center of a third-party content distribution network, or CDN, provider. Our CDN provider provides us with access to bandwidth from China Telecom and China Unicom, two of China’s three major telecommunications carriers. We do not have a separate agreement for mobile bandwidth. Our CDN provider provides the leased space for our servers and the Internet connectivity, but the servers are maintained by our information technology staff. The CDN provider has no access to their contents. Our disaster recovery plan works on two levels: (1) real-time movement of data to other host servers if necessary or (2) complete system restoration using backup files that are created weekly and stored separate from the servers where the data originated. In addition, we have selected two cloud storage service providers, Amazon Web Services and Alibaba Cloud, for big data computing and content delivery network, respectively.

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

As of March 31, 2017, we employed 98 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to two information technology staff depending on the number of self-owned medical centers in close proximity.

We rely on the intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. We have registered 18 copyrighted software programs that we developed ourselves for managing our operations. In addition, we entered into a confidentiality agreement with each of our employees pursuant to which prohibit our employees from disclosing any confidential information concerning our proprietary technology.

Sales and Marketing

We have a professional and experienced sales team of approximately 2,600 personnel as of March 31, 2017 targeting mid to large size corporate customers. Our sales force is organized by geographic region, industry and customer type such as multinational companies, PRC state-owned entities, private-owned enterprises and government agencies. We have multiple sales and marketing channels including:

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

Intelligent Monitoring Systems. Depending on a customer’s test results, we market certain follow-up health tests to the customer via our online system. We also monitor how frequently a person undergoes examinations and tests, and our system will send automated reminders if and when another examination or testing is medically recommended.

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

Business Development

We have grown our business through the construction of new centers and through selective acquisitions of businesses and assets from third parties. Among the 107 self-owned medical centers as of March 31, 2017, we acquired 58 medical centers through strategic acquisitions and constructed the other 49.

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

Customers

Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2014, 2015 and 2016, we had approximately 24,200, 30,900 and 36,400 corporate customers, respectively, and approximately 450,700, 518,500 and 722,800 individual customers, respectively. Total customer visits increased from approximately 3,554,000 in fiscal 2014 to approximately 4,575,000 in fiscal 2015, and further to approximately 5,584,000 in fiscal 2016. In fiscal 2014, 2015 and 2016, 83.5%, 83.6% and 83.6% of our net revenues was derived from corporate customers, and 16.5%, 16.4% and 16.4% from individual customers, respectively.

Corporate Accounts

As of March 31, 2017, we had corporate accounts with multinational corporations, private enterprises, government agencies and state-owned enterprises. Our top customers in terms of revenues in fiscal 2016 included banks and insurance companies. We have grown our portfolio of corporate customers from approximately 24,200 corporate customers in fiscal 2014 to 30,900 corporate customers in fiscal 2015, and further to approximately 36,400 corporate customers in fiscal 2016. These large corporations seek to build healthier and more productive employees by providing them with healthcare benefits such as annual medical examinations and disease screening options that are typically not included in government-required health insurance plans. Certain of our corporate customers contract us to provide services to certain of their clients as a benefit of their company-client relationship.

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

Individual Accounts

Individual customers contributed 16.5%, 16.4% and 16.4% of our net revenues in fiscal 2014, 2015 and 2016, respectively. However, we view individual accounts as an important long-term growth driver, and we plan to utilize various sales, marketing and communication strategies to further enhance our brand awareness to grow our individual customer base. In particular, we are planning to increase marketing through Internet channels, large scale advertisement and targeted advertisement through channels catering to health-conscious individuals.

High Net-worth Individuals

Since September 2013, we have opened five high-end medical examination centers under our iKang Evergreen brand in Beijing, Shanghai, Nanjing, Guangzhou, and Hangzhou, respectively, providing in-depth medical examination services, cancer screening services and early detection and prevention services of cardiovascular diseases. In addition to the regular checkups, our iKang Evergreen centers offer MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. Over time we seek to broaden the target customer base beyond executives whose packages are funded by their corporation to include executives, business leaders, celebrities and other high net-worth individuals seeking a more extensive and quality service approach to healthcare. In addition, in March 2015, we acquired a 70% equity interest in WA Health Care, which is a provider of high-end medical services and operates two medical centers in prime locations in Shanghai and Beijing.

Suppliers

We procure consumables, reagents and the associated testing instruments, durable medical equipment, other miscellaneous equipment and outsourced services from third-party suppliers and service providers. We are not substantially dependent on any of our suppliers.

Costs related to medical consumables accounted for 37.4%, 36.2% and 34.7% of our cost of revenues in fiscal 2014, 2015 and 2016, respectively. We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, including Roche and Siemens, which enables our medical centers to obtain favorable prices for medical consumables and therefore lowers our costs. We regularly monitor usage at our self-owned centers to minimize costs.

We purchase reagents and the associated equipment for testing the biological samples through two different types of purchasing arrangements: (1) the reagent manufacturer provides us with complimentary machines to use with their reagent pursuant to an agreement to purchase the reagent exclusively from them, and (2) we purchase a specific testing machine and the contract will include free supplies of the relevant reagent.

We purchase and lease medical equipment in our medical centers from suppliers. The medical equipment that we purchase and lease is usually manufactured by recognized manufacturers, including GE, Philips, Siemens, Roche, Beckman, Olympus, Hologic, Kodak, Abbott, Hitachi, Toshiba and Sysmex.

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

As of March 31, 2017, we have registered 270 trademarks with the PRC Trademark Office of the State Administration for Industry and Commerce. We own or possess the rights to 199 domain names that we use in connection with the operation of our business, and have copyrighted 18 software programs that we developed ourselves for managing our operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

For details of our litigation related to unauthorized use of our intellectual property and other proprietary information by third parties, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Government Regulations

Regulations Relating to Foreign Investment in Our Industry

According to the Catalog of Industries for Guiding Foreign Investment (2017 Revisions) promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, the establishment of medical institutions fell within the “restricted” category of industries for foreign investment in China. Normally, foreign investors are restricted to establishing and operating medical service businesses via Sino-foreign cooperatives or equity joint ventures in accordance with the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions effective as of July 1, 2000 and its supplementary regulations, or the Sino-foreign Medical Institution Measures. Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition to the restrictions on the equity proportion of foreign investment, the Sino-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders. There is a breakthrough to the Sino-foreign Medical Institution Measures in Shanghai Pilot Free Trade Zone in accordance with the Interim Measures for the Administration of Wholly Foreign-owned Medical Institutions in China (Shanghai) Pilot Free Trade Zone effective as of November 13, 2013, that foreign medical institution are allowed to establish and operate a wholly foreign owned medical institution, company, enterprise or other economic entity in PRC, upon approval of the administrative authorities of the Chinese government. However, followed by the Circular of the General Office of the State Council on Issuing the Special Administrative Measures (Negative List) for Foreign Investment Access to Pilot Free Trade Zones promulgated on April 8, 2015, which was further amended on June 5, 2017, foreign investors are still restricted to establishing and operating medical service businesses via Sino-foreign cooperatives or equity joint ventures rather than wholly foreign owned medical institution.

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

In addition, the Opinion of the General Office of the State Council on Encouraging Social Forces to Provide Multi-layered and Diverse Healthcare Services promulgated by the General Office of the State Council on May 16, 2017 further encouraged foreign investors to establish high-level medical institutions through Sino-foreign cooperatives and equity joint ventures with pre-establishment national treatment and negative-list-based administration.

Regulations Relating to Medical Institutions

Pursuant to the Regulations on Administration of Medical Institutions issued in February 1994 and further amended in February 2016 by the PRC State Council and the Implementation Rules for the Regulations on Administration of Medical Institution, or the Medical Institution Regulations and Rules, issued in August 1994 and further amended in February 2017 by the NHFPC, any organization or individual that intends to establish a medical institution must obtain a medical institution establishment approval certificate from the NHFPC or the local health bureau before applying for registration of the legal entity of such medical institution. Under the Medical Institution Regulations and Rules, a medical institution is required to obtain a medical institution practicing license from the NHFPC or the local health bureau before providing medical services. When reviewing the application for a medical institution practicing license, the NHFPC or its local branches will consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the region for which the relevant healthcare administrative authority is responsible, as well as whether the proposed medical institution meets the basic medical standards set by the NHFPC or the local health bureau. Medical institutions should provide medical services within the approved or registered scope, and any activities relating to forging, selling, transferring or lending of medical institution practicing license is prohibited. A medical institution practicing license is subject to inspection by the NHFPC or the local health bureau on an annual or every three-year basis depending on the size of the medical institution. All medical institution practicing licenses held by our medical centers are subject to an annual inspection. In addition, personnel and employees directly performing medical services in medical institutions are required to obtain qualification certificates.

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

Pursuant to the Rules on Administration of Radiation-related Diagnose and Treatment issued in January 2006 and further amended in January 2016 by the NHFPC, medical institutions that plan to conduct radiation-related diagnosis and treatment businesses should apply to the NHFPC or its local branches and obtain radiation-related diagnosis and treatment licenses. All of our medical centers that engage in radiation-related diagnosis and treatment business have obtained radiation-related diagnosis and treatment licenses.

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

However, such restrictions on practicing places have been gradually loosened since the promulgation of the Notice of the NHFPC on Relevant Issues regarding Doctors’ Practicing in Multiple Places in September 2009, the Notice of the NHFPC on Expansion of Pilot Locations regarding Doctors’ Practicing in Multiple Places in July 2011, the Several Opinions on Advancing and Standardizing Doctors’ Practicing in Multiple Places in November 2014, and the Administrative Measures for the Registration of Medical Practitioners in February 2017 (collectively the Multiple Places Practicing Rules). In accordance with the Multiple Places Practicing Rules, doctors practicing in a medical institution may choose to work in other medical institutions in the same province where the original medical institution is located upon filing with the local health bureau administrating the new medical institutions such doctor intends to practice in, and may practicing in other medical institutions across province-level regions upon the approval of local health bureau administrating the new medical institutions such doctor intends to practice in; provided that certain other conditions are met, including the consent of the original medical institution and capabilities for practicing in multiple- institutions.

Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises promulgated by the State Council with effect from January 2002 and as amended in September 2008 and February 2016, (1) a foreign investor may hold up to 50% equity interest in a value- added telecommunications services operator in China and (2) such foreign investor must have experience and have maintained a good track record in providing value-added telecommunications services overseas.

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

iKang Guobin Healthcare Group Co., Ltd. (formerly known as Beijing iKang Online Technology Co., Ltd), or iKang Online, a subsidiary of iKang Holding, holds an ICP License and operates our websites and online healthcare business.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, pursuant to which the foreign exchange capital in the capital account of a foreign-invested enterprise can be discretionary settled at the banks based on the actual operation needs of such enterprise. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%. The registered capital of a foreign-invested enterprise settled in Renminbi and converted from foreign currencies may not be directly or indirectly used for the payment beyond the business scope of the enterprise approved by MOFCOM and the SAIC or their respective local counterparts, and may not be directly or indirectly used to grant the entrust loans in Renminbi (unless permitted by the scope of business), repay the inter-enterprise borrowings (including advances by the third party) or repay the bank loans in Renminbi that have been sub-lent to third parties. The domestic equity investment of foreign-invested enterprises made with the capital obtained from foreign exchange settlement must be based on the actual investment scale and be transferred to the foreign exchange settlement account for pending payment opened by the invested enterprises. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the Circular 16 which restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide loans to non-affiliated enterprises. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

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

Restriction on offshore direct investment in this regard has been further strengthened. Latest progress includes the issuance of the Circular on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance and corresponding official answers at press conference on January 26, 2017 and a previous official answer at press conferences, namely, Answers of Persons-in-charge of NDRC, MOFCOM, PBOC and SAFE at Press Conference and Answers of Persons-in-charge of NDRC, MOFCOM, PBOC and SAFE on Strengthening Supervision and Administration over Outbound Investment Under Current Outbound Investment Situation dated December 6, 2016, respectively. Such rules require the NDRC, MOFCOM, PBOC, SAFE and commercial banks to strengthen their reviews of the legitimacy and authenticity of any offshore direct investment.

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

Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or the PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the NASDAQ. If we or the PRC option holders fail to comply with these rules, we or the PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

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

Regulations Relating to Environmental Protection

Our operations and properties are subject to extensive environmental protection laws and regulations. In accordance with the Environmental Protection Law of the PRC, enterprises that discharge contaminants must register with the relevant environmental protection authorities. In accordance with the Law on Prevention of Water Pollution of the PRC as amended on June 27, 2017, enterprises which discharge industrial waste water, medical waste water or other waste water shall obtain waste discharge permits. The Administrative Regulations on Environmental Protection for Construction Projects require an environmental impact assessment system for construction projects. An environmental impact assessment report/form or an environmental registration form must be submitted to, and approved by, the relevant environmental protection government authorities before the commencement of construction of the project. After the completion of a construction project, the environmental protection facilities for the project must pass an environmental acceptance inspection by the relevant environmental protection government authority before the completed project can commence operations. In accordance with the Regulations on Safety and Protection against Radioactive Isotope and Radioactive Devices, each of our medical centers is required to obtain a radiation safety permit in order to operate the medical equipment in our medical centers that contain radioactive materials or emit radiation during operation. See “Item 3.D. Risk Factors — Risks Related to Our Business — Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.”

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

Regulations Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law, which was further amended in February 2017. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations. Both the EIT Law and the EIT Law Implementation Regulations became effective on January 1, 2008. Under the EIT Law and the EIT Law Implementation Regulations, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified.

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

The PRC withholding tax may be exempted or reduced by the State Council or pursuant to an applicable tax treaty with the PRC that provides for a different withholding agreement between the PRC and the jurisdictions in which the non-resident enterprise reside. The PRC has entered into tax treaties with Hong Kong and more than 90 countries, including the United States. Under such tax treaties, certain income, such as dividends, royalties, interest or capital gains derived in China by residents of the contracting country might be entitled to preferential treaty benefits, i.e., a lower withholding tax rate than the statutory rate, provided that the overseas enterprise receiving the income qualifies as a “beneficial owner.” The SAT issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties in October 2009, or Circular 601. According to Circular 601, the term “beneficial owner” refers to an individual, company or organization that has both ownership and right of control over the assets or rights generating a stream of income. An agent or a conduit company is not regarded as a beneficial owner. Local tax authorities are required to investigate whether an applicant satisfies the requirements to qualify as a beneficial owner, which is a prerequisite to enjoy the benefit of a reduced withholding tax on dividends, interest, royalties or capital gains under tax treaty provisions. If such non-resident enterprises cannot provide valid documents supporting their status as beneficiary owners under Circular 601, they will not be approved to enjoy tax treaty benefits.

In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential tax rate will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, the taxable gain from the transfer of our common shares or ADSs will be based on the total amount obtained minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

In connection with the EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which is partially amended by Notice of the Ministry of Finance and the State Administration of Taxation on Issues Relating to Handling Enterprise Income Tax in Promoting Enterprise Restructuring (2014). On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, which is partially revealed by Announcement of State Administration of Taxation on Issues Relating to Application of Special Tax Treatment for Equity Transfer by Non-resident Enterprises(2013) and Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (2015). Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. Further, on July 26, 2010, the SAT issued the Measures for the Enterprise Income Tax Administration of Enterprise Restructuring, which became effective retroactively as of January 1, 2010 and partially revealed by Announcement of the State Administration of Taxation on Several Issues Relating to Administration of Levying and Collection of Enterprise Income Tax on Restructuring of Enterprises (2015). Subsequently, on February 3, 2015, the SAT issued Announcement on Several Issues regarding the Indirect Assets Transfer by Non-resident Enterprises, or Bulletin 7, which replaces certain provisions under Circular 698 and issues more detailed rules as to the tax administration over indirect transfers by non-resident enterprises. Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect. By promulgating and implementing these three regulations, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Bulletin 7, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise or other taxable PRC assets indirectly via disposing of the equity or other similar interests of an overseas holding company, or Indirect Transfer, and such Indirect Transfer lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, such Indirect Transfer may be treated as direct transfer of equity interests in the PRC resident enterprise or other taxable PRC assets and as a result, any gain from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% (or PRC enterprise income tax at the rate of 25% if the transferred asset relates to the asset of a permanent establishment in China). The payer of transfer proceeds under such an Indirect Transfer of equity interests in a PRC resident enterprise is obligated to withhold the aforesaid PRC withholding tax. If the payer fails to make such withholding, it may be subject to an administrative fine ranging from 50% to 300% of the amount of tax that was not withheld which may be reduced or exonerated in certain circumstances. Further, the transferor under Indirect Transfer must file and pay the withholding tax to the competent tax authority, or otherwise the tax authority may pursue the transferor for the unpaid withholding tax and impose a late payment interest. In addition, the PRC tax authorities have the discretion under Circular 698 to make reasonable tax adjustments if the equity transfer between non-resident and its related party is not deemed to have been conducted at arm’s-length and results in a reduction of tax payments due. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.”

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

On January 1, 2012, the MOF and the SAT launched a pilot VAT reform program, or Pilot Program, in Shanghai, applicable to businesses in selected industries. Such Pilot Program was implemented in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of business tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC.

On March 23, 2016, the MOF and the SAT promulgated the Notice on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in lieu of Business Tax, or Circular 36, which became effective on May 1, 2016. In accordance with Circular 36, entities and individuals engaged in sales of services, intangible assets or real property within the territory of the PRC are value-added taxpayers, and are required to pay VAT instead of business tax.

Pursuant to Circular 36, medical services which are listed in the Rules on National Medical Service Price Items and are provided by medical institutions to patients at a price no higher than guiding prices (including government-guided prices and the prices determined by both the supplier and the demander through consultation) made by the competent price administrative agency and the local health bureau at the same administrative level, as well as health and epidemic prevention services provided by medical institutions to the public, are exempted from value-added tax.

C.            ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of March 31, 2017.

(1)         iKang Healthcare Technology Group Co., Ltd. (formerly known as Shanghai iKang Guobin Holding Co., Ltd.), or iKang Holding, is our consolidated affiliated entity established in China, and each of Mr. Lee Ligang Zhang and Mr. Boquan He holds 50% of the equity interest in iKang Holding. Mr. Lee Ligang Zhang and Mr. Boquan He are directors of our company.

(2)         Hangzhou iKang Guobin Clinic Co., Ltd., or iKang Hangzhou Xixi, is our consolidated affiliated entity established in China, and iKang Holding and Yalong Daoyi hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively.

(3)         Shanghai Yuanhua Information Technology Co., Ltd., or Yuanhua Information, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Ms. Juan Tan hold 80% and 20% of the equity interest in Yuanhua Information, respectively.

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

(5)         Formerly known as Beijing iKang Online Technology Co., Ltd., or iKang Online.

(6)         Formerly known as Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding.

(7)         Formerly known as Beijing iKang Guobin Health Technology Co., Ltd.

As of March 31, 2017, we operated our businesses through the following significant subsidiaries and affiliated PRC entities. For a complete list of subsidiaries, affiliated entities and subsidiaries of our affiliated PRC entities, see Exhibit 8.1.

Major Subsidiaries	Percentage of Ownership		Place of Incorporation
iKang Guobin Healthcare Group, Inc.	100%		British Virgin Islands
iKang Zhejiang, Inc.	72.58%		British Virgin Islands
iKang MRI Center, Inc.	70%		British Virgin Islands
iKang mHealth, Inc.	70%		British Virgin Islands
Yuanhua Healthcare Limited	100%		Hong Kong
MediFast (Hong Kong) Limited	80%		Hong Kong
Bayley & Jackson (China) Medical Services Limited	100%		Hong Kong
iKang Health Cloud Technology Limited	100%		Hong Kong
WA Centers HK Limited	70%		Hong Kong
iKang MRI Center, Limited	70%		Hong Kong
China Private Physician’s Clinic Group, Limited	100%		Hong Kong
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.	100%		China
Shanghai iKang Co., Ltd.	100%		China
ShanghaiMed iKang, Inc.	100%		China
iKang Health Management (Zhejiang) Co., Ltd.	72.58%		China
Beijing Bayley & Jackson Clinic Co., Ltd.	100	%(1)	China
iKang (Shanghai) Financing Lease Co., Ltd.	100%		China
iKang Health Cloud (Beijing) Software Co., Ltd.	100%		China
iKang Healthcare Technology Group Co., Ltd.	100%		China
Hangzhou iKang Guobin Clinic Co., Ltd	72.58%		China
Shanghai Yuanhua Information Technology Co., Ltd.	100%		China
Jiandatong Health Technology (Beijing) Co., Ltd.	80%		China

(1)         30% equity of Beijing Bayley & Jackson Clinic Co., Ltd. is held by iKang Online which is wholly owned by iKang Holding.

Affiliated Entities	Place of Incorporation
iKang Healthcare Technology Group Co., Ltd.(1)	China
Hangzhou iKang Guobin Clinic Co., Ltd.	China
Shanghai Yuanhua Information Technology Co., Ltd.	China
Jiandatong Health Technology (Beijing) Co., Ltd.	China

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

Exclusive Business Cooperation Agreement. Each of our PRC subsidiaries referred to above has entered into an exclusive business cooperation agreement with the relevant affiliated PRC entity. Under each agreement, the affiliated PRC entity agrees to engage the PRC subsidiary as its exclusive provider of technology and consulting services in connection with investments in healthcare, medicine and medical equipment. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information will pay to the PRC subsidiary service and consulting fees determined by Beijing iKang, Zhejiang iKang and Yuanhua WFOE, respectively, up to the entire net profit of the relevant affiliated PRC entity. Beijing Jiandatong will pay to Beijing iKang service and consulting fees determined by Beijing iKang, up to the 80% of Beijing Jiandatong’s net profit. The remaining 20% of Beijing Jiandatong’s net profit is obligated to Mr. Rui Ma, the other shareholder of Beijing Jiandatong who is not a person designated by us. Our PRC subsidiary will exclusively own any intellectual property arising from the performance of the agreement. Each agreement is for a term of 10 years. The agreement between Beijing iKang and iKang Holding will expire on April 26, 2027 (as extended in April 2017), the agreement between Zhejiang iKang and iKang Hangzhou Xixi will expire on January 11, 2021, the agreement between Yuanhua WFOE and Yuanhua Information will expire on March 16, 2027, and the agreement between Beijing iKang and Beijing Jiandatong will expire on December 29, 2023, and all are renewable upon the relevant PRC subsidiary’s request. Our PRC subsidiary may terminate the agreement at any time by providing 30 days advance written notice to the affiliated PRC entity. The affiliated PRC entity may not terminate the agreement.

Share Pledge Agreement. The shareholders of each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information entered into a share pledge agreement with the relevant PRC subsidiary. Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong, entered into a share pledge agreement with Beijing iKang and Beijing Jiandatong. The remaining 20% equity interest in Beijing Jiandatong is held by Mr. Rui Ma, who is not a shareholder designated by us, and is therefore not pledged for the benefit of Beijing iKang. Under each share pledge agreement, the shareholders, who entered into the share pledge agreements have pledged all of their equity interests in the affiliated PRC entity to the relevant PRC subsidiary as collateral for all of the affiliated PRC entity’s payments due to the PRC subsidiary and to secure performance of all obligations of the affiliated PRC entity and its shareholders under the above exclusive business cooperation agreement. The pledge shall remain effective until all obligations secured under such pledge have been fully performed. The dividend or profit distribution that the affiliated PRC entity declares or makes during the term of the pledge shall be directly paid to the PRC subsidiary. Without the PRC subsidiary’s prior written consent, neither shareholder, who entered into the share pledge agreements may transfer any equity interests in the respective affiliated PRC entities. If any event of default as provided for therein occurs, including non-payment under the exclusive business cooperation agreement the PRC subsidiary, as the pledgee, will be entitled to require the shareholders, who entered into the share pledge agreements of the affiliated PRC entity, who entered into the share pledge agreements to dispose of the pledged equity interests.

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

Exclusive Call Option Agreement. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and their shareholders, as well as Beijing Jiandatong and Mr. Haiqing Hu, entered into an exclusive call option agreement with the relevant PRC subsidiary. Pursuant to the agreement, the PRC subsidiary and any third party designated by it have the exclusive right to purchase from the shareholders of the affiliated PRC entity all or any part of their equity interests in the affiliated PRC entity at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The shareholders of the affiliated PRC entity shall immediately transfer the purchase price they receive from the PRC subsidiary to the affiliated PRC entity when the PRC subsidiary exercises the call option. Moreover, neither the affiliated PRC entity nor its shareholders may take actions that could materially affect the affiliated PRC entity’s assets, liabilities, operation, equity and other legal rights without the prior written approval of the PRC subsidiary, including, without limitation, sale, assignment, mortgage or disposition of, or encumbrances on, the affiliated PRC entity’s assets, business or revenues; creation, assumption, guarantee or incurrence of any indebtedness except those incurred not in a form of borrowing during the ordinary business; merger or consolidation; acquisition of and investment in any third- party entities; entering into other material contracts and declaration and distribution of dividend and profit. Each agreement is for an initial term of 10 years. The agreement among Beijing iKang, iKang Holding and iKang Holding’s shareholders will expire on March 16, 2018, the agreement among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders will expire on January 11, 2021, the agreement among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders will expire on March 16, 2027, and the agreement among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu will expire on December 29, 2023. All these agreements are renewable upon the relevant PRC subsidiary’s request.

Spousal Consent Letters. Spouses of Mr. Lee Ligang Zhang and Mr. Boquan He, the shareholders of iKang Holding, executed spousal consent letters, acknowledging that a certain percentage of the equity interest in the affiliated PRC entities held by their spouses will be disposed of pursuant to the above contractual arrangements and waiving their rights and benefits over such equity interests as spouses of shareholders of iKang Holding.

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

D.            PROPERTY, PLANT AND EQUIPMENT

We currently lease all of the properties we use to operate our business. We lease all of our self-owned medical centers and separate offices for our subsidiaries from third parties under lease agreements with a range of lease periods.

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

A.            OPERATING RESULTS

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Our Customer Base

We generate a substantial majority of our revenues from our corporate customers. In fiscal 2014, 2015 and 2016, we derived 83.5%, 83.6% and 83.6% of our net revenues, respectively, from our corporate customers. Our corporate customers consisted of multinational corporations, private enterprises, government agencies and state-owned enterprises. The number of our corporate customers increased from approximately 24,200 in fiscal 2014 to approximately 30,900 in fiscal 2015, and further to approximately 36,400 in fiscal 2016. The growth in our net revenues has been primarily driven by the increase in the number of corporate customers, which in turn increases the number of people who use our medical examination and disease screening services. As corporate customers have represented a steady and increasing inflow of business in the past, we will continue to focus our marketing efforts on increasing our corporate customers and expect that corporate customers will continue to account for a significant majority of our revenues for the foreseeable future.

Net revenues from our individual customers accounted for 16.5%, 16.4% and 16.4% of our net revenues in fiscal 2014, 2015 and 2016, respectively. We offer our individual customers comprehensive healthcare services, including medical examinations, disease screening, dental and vaccine services and other health management services. We view individual customers as an important long-term growth driver and plan to continue to grow our individual customer base.

Network of Self-Owned Medical Centers

Our ability to maintain or increase revenue depends, to a large extent, on the size of our nationwide network of self-owned medical centers. In fiscal 2014, 2015 and 2016, we derived 93.6%, 94.6% and 95.6% of net revenues from our self-owned medical centers, respectively. As a result, whether we can successfully expand our network of self-owned medical centers in response to our customers’ demand is one of the most important factors affecting our results of operations.

The table below shows the number of our self-owned medical centers in operation throughout the period indicated and the number of our newly opened or acquired centers during each period.

	For the years ended March 31,
	2015	2016	2017
Medical centers at the beginning of the period	45	58	86
Newly constructed medical centers during the period	3	6	19
Newly acquired medical centers during the period	10	22	2
Medical centers at the end of the period	58	86	107	(1)

(1)         Among the 107 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

The expansion of our self-owned medical center network has been driven by developing new medical centers through construction and acquisition. Each additional self-owned medical center increases the number of customer visits in our network and contributes to our continued revenue growth. However, new medical centers developed through construction or acquisition generally involve a ramp-up period during which the operating efficiency of those medical centers may be lower than that of our established medical centers, which may negatively affect our profitability. Our self-owned medical centers grew to 107 as of March 31, 2017 from 86 as of March 31, 2016. Out of the 21 self-owned medical centers that were added to our medical center network in fiscal 2016, two medical centers were acquired and together contributed 0.9% of our net revenues in fiscal 2016.

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

Cooperative Arrangements with Third-Party Service Providers

A portion of our total net revenues is derived from services performed by third-party service providers to our customers under cooperative arrangements between us and third-party service providers in cities where we do not have self-owned medical centers. In fiscal 2014, 2015 and 2016, 6.4%, 5.4% and 4.4% of our net revenues were attributable to services performed by third-party service providers, respectively.

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

Costs of Medical Consumables and Outsourced Services

Medical consumables, including reagents, testing instruments and other consumables used in medical tests and treatment, and costs for outsourced services, including medical tests conducted by qualified third-party laboratories and medical institutions and other services performed by third-party service providers to our customers, have been the largest component of our cost of revenues, representing 37.4%, 36.2% and 34.7% of our cost of revenues in fiscal 2014, 2015 and 2016, respectively. We have set up a centralized purchasing system in each city in which we operate our self-owned medical centers with our main suppliers of general medical consumables and in particular for reagents which are relatively expensive. Such centralized purchasing systems enable us to obtain more favorable pricing if we purchase a certain amount of medical consumables from a supplier within a given period of time.

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

Revenue Recognition

We provide medical examination services, disease screening services, dental care services and other services to both individual and corporate customers, and we recognize revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services are performed and received by the customer, the amount of fees from the customer is fixed or determinable, and collectability is reasonably assured.

Medical Examination and Disease Screening

We offer medical examination and disease screening services and we render such services at the request of our customers when they visit our facilities. We recognize revenues when the examination reports are issued and passed to the local couriers if hard copy reports are required by our customers, or when the examination reports are uploaded online and can be viewed by the customers online if hard copy reports are not required. We notify our customers when their examination reports are delivered to the local couriers or ready to be viewed and downloaded online. Approximately 90% of our corporate customers are located in the same city as our medical centers. A substantial portion of such corporate customers can receive the report package with same day of delivery, while a small number of such corporate customers receive the examination reports on the following day. For corporate customers which are located in different cities from where our medical centers are located (representing approximately 10% of the total number of corporate customers), the delivery of the examination reports will generally take no more than three business days. Corporate customers usually prepay a portion of the service fees upon signing of the contract and fulfill the remaining payment obligations based on the number of services consumed by their employees. We record accounts receivables from our corporate customers when the examination reports have been delivered to employees of the corporate customers but we have not receive payments from such corporate customers.

For individual customers, we recognize revenues when the examination reports are issued and available for pick-up or to be reviewed online as we are not contractually obligated to physically deliver written examination reports to individual customers. We typically collect fees before performing medical examination and disease screening services.

Third-Party Service Providers

We engage third-party providers to provide medical examination and disease screening services on behalf of us. We evaluate the services provided by the third parties to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether we act as a principal or an agent when providing the services. All of the revenues involving third-party service providers providing medical examination on behalf of us are accounted for on a gross basis since we are the primary obligor, possess the latitude in establishing prices, have the discretion to select the third-party service providers and take the credit risks.

Dental Care Services

We provide dental care services to our customers. We recognize revenue from dental services when the service is rendered and the service fee is collectable.

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

Consolidation of Variable Interest Entities

Foreign ownership of healthcare and Internet-based businesses in China is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates these industries through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate healthcare and Internet-based businesses. Specifically, foreign investment in Internet-based businesses is categorized as “restricted” and foreign investors are not allowed to own more than a 50% equity interest in an entity conducting an Internet-based business pursuant to the Administrative Rules for Foreign Investment in Telecommunication Enterprises. Also, foreign investment in the healthcare industry was categorized as “restricted” and foreign investors were not allowed to own more than a 70% equity interest in an entity conducting a healthcare-based business pursuant to the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions which took effect in July 2000. In addition, the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions also set certain qualification requirements for foreign investors, such as requiring such investors’ possession of and investment and operation experience in the medical sector. Although an amendment inDecember 2011 to the Catalog of Industries for Guiding Foreign Investment recategorized foreign investment in the healthcare sector from “restricted” to “permitted” and various other subsequent regulations and rules state that restrictions on foreign investment in the healthcare sector should be lifted, restrictions on foreign investment in the healthcare sector still exist in practice, and the amendments have not been implemented at the provincial or municipal level in many cases and therefore many local governments continue to follow the previous rules and impose a 70% foreign ownership limit and foreign investor qualification requirements when approving and registering medical institutions. See “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry,” and “Item 4.B. Business Overview — Government Regulations —Regulations Relating to Foreign Investment in Our Industry.” Therefore we still operated through our VIE entities. Beijing iKang, Zhejiang iKang and Yuanhua WFOE hold the power to direct the activities of the VIE entities that most significantly affect our economic performance and bear the economic risks and receive the economic benefits of the VIE entities through a series of contractual arrangements with iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong and/or their nominee shareholders, including:

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

•                  overdue more than one year but less than 2 years: 20%; and

•                  overdue more than 2 years: 100%.

We decide to write off an account receivable and the corresponding provision when events indicate that there is a remote chance that such account receivable can be collected, such as liquidation of a customer or termination of business cooperation.

The following tables set forth the aging of our accounts receivables and provisions we made as of March 31, 2016 and 2017.

	As of March 31, 2016
Aging period	Gross Accounts Receivables	% of Total	General Reserve	Specific Reserve	Net Accounts Receivables
	(US$ in thousands, except percentage)
< 6 months	47,484	53.7%	—	—	47,484
6 months - 1 year	15,565	17.6%	(777)	—	14,788
1-2 years	14,859	16.8%	(2,968)	—	11,891
2-3 years	6,859	7.8%	(6,859)	—	—
> 3 years	3,725	4.2%	(3,430)	(295)	—
Total	88,492	100.0%	(14,034)	(295)	74,163

	As of March 31, 2017
Aging period	Gross Accounts Receivables	% of Total	General Reserve	Specific Reserve	Net Accounts Receivables
	(US$ in thousands, except percentage)
< 6 months	54,047	57.6%	—	—	54,047
6 months - 1 year	16,845	18.0%	(841)	—	16,004
1-2 years	11,906	12.7%	(2,381)	—	9,525
2-3 years	6,197	6.6%	(6,197)	—	—
> 3 years	4,842	5.2%	(4,559)	(283)	—
Total	93,837	100.0%	(13,978)	(283)	79,576

There are no uniform credit terms with our customers. A 30% or more prepayment is required for a typical corporate customer contract. Small corporate customers with a single contract amount under RMB100,000 (US$14,900) are required to settle the payment immediately after the services are provided while large corporate customers with a single contract amount of RMB100,000 (US$14,900) or above may settle the payment on a monthly or quarterly basis, on top of the prepayment made upon signing of the contracts. Accounts receivable are collected at the joint efforts of sales representatives and accounting staff. Periodically, accounting staff provide sales representatives with detailed information, including the amount of accounts receivable, the number of individuals who received medical examination services and the unit price per person under the contract. Sales representatives confirm such information with the corporate customers, usually human resources staff who are responsible for the medical examination projects. Once our services under a contract are performed, the final contract amount will be settled within one to six months. For overdue accounts receivable from corporate customers due to their payment approval procedures or other reasons, we will consider their business reputation, financial condition, as well as their payment histories and may allow longer settlement period after our services are performed. Aside from specific provisions, we provide 20% general provisions to accounts receivable aging from one year to two years and 100% general provision to accounts receivable aging beyond two years.

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

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows the asset is expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In fiscal 2014, 2015 and 2016, no impairment losses of intangible assets were recognized.

The intangible assets included in our consolidated balance sheet as of March 31, 2016 and 2017 included trade name, operating license, customer relationship, contract backlog, favorable lease contract, and non-compete contract.

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

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

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

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third- party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the contractual term of the options, the expected dividends on the underlying common shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

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

Available-for-sale Investments

Investments in investees’ equity interests that are determined to be available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

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

	For the years ended March 31,
	2015		2016		2017
	Amount	% of net revenues	Amount	% of net revenues	Amount	% of net revenues
	(U.S. dollars in thousands, except percentages)
Net revenues	290,781	100.0	370,812	100.0	435,713	100.0
Cost of revenues	154,943	53.3	210,909	56.9	262,134	60.2
Gross profit	135,838	46.7	159,903	43.1	173,579	39.8
Operating expenses:
Sales and marketing expenses	41,059	14.1	64,763	17.5	74,304	17.1
General and administrative expenses	52,331	18.0	65,422	17.6	82,783	19.0
Research and development expenses	1,401	0.5	3,716	1.0	3,194	0.7
Income from operations	41,047	14.1	26,002	7.0	13,298	3.1
Loss from forward contracts	(8)	0.0	—	—	—	—
Interest expense	(2,466)	0.8	(4,603)	1.2	(13,880)	3.2
Interest income	699	0.2	785	0.2	939	0.2
Other income	883	0.3	1,874	0.5	—	—
Income before provision for income taxes and gain/(loss) from equity method investments	40,155	13.8	24,058	6.5	357	0.1
Income tax expenses	13,280	4.6	5,838	1.6	3,354	0.8
Income/(loss) before gain/(loss) from equity method investments	26,875	9.2	18,220	4.9	(2,997)	0.7
Gain/(loss) from equity method investments	521	0.2	(1,732)	0.5	(9,547)	2.2
Net income/(loss)	27,396	9.4	16,488	4.4	(12,544)	2.9
Less: Net income/(loss) attributable to non-controlling interest	283	0.1	(1,837)	0.5	(1,293)	0.3
Net income/(loss) attributable to iKang Healthcare Group, Inc.	27,113	9.3	18,325	4.9	(11,251)	2.6

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Net Revenues. Net revenues increased 17.5% to US$435.7 million in fiscal 2016 from US$370.8 million in fiscal 2015. This increase was primarily due to increases in revenues from our medical examination services, disease screening and dental care services.

•                  Net revenues from medical examination services increased 17.0% to US$360.4 million in fiscal 2016 from US$308.1 million in fiscal 2015. This increase was primarily due to a 21.7% increase in the number of customer visits for medical examinations, reflecting increases in the number of both corporate customers and individual customers as a result of our sales efforts and expanded service capacity in more cities in China. The aggregate number of people who used our medical examination services increased to approximately 5,224,000 in fiscal 2016 from approximately 4,293,000 in fiscal 2015. The overall average price for our medical examination services slightly increased to RMB464 (equivalent to US$69) per person for fiscal 2016 compared to RMB455 (equivalent to US$72) per person for fiscal 2015.

•                  Net revenues from disease screening services increased 29.0% to US$35.0 million in fiscal 2016 from US$27.1 million in fiscal 2015, primarily due to (1) a 53.9% increase in the number of people who used our disease screening services, reflecting customers’ growing health awareness which resulted in their selections to take additional tests for certain diseases other than the basic medical examination items, and (2) our increased sales efforts to develop our disease screening business. The number of people who used our disease screening services increased to approximately 974,000 in fiscal 2016 from approximately 633,000 in fiscal 2015.

•                  Net revenues from dental care services increased 40.0% to US$8.6 million in fiscal 2016 from US$6.2 million in fiscal 2015, primarily due to (1) an increase in the number of customers who used our dental care services as a result of enhanced brand awareness of our services, and (2) the increased number of our self-owned medical centers providing dental care services.

•                  Net revenues from other services increased 7.7% to US$31.7 million in fiscal 2016 from US$29.5 million in fiscal 2015, primarily due to increases in net revenues from our vaccine services and medical consultancy services attributable to our continued efforts to promote these services.

Cost of Revenues. Cost of revenues increased 24.3% to US$262.1 million in fiscal 2016 from US$210.9 million in fiscal 2015. Cost of revenues as a percentage of our net revenues increased to 60.2% in fiscal 2016 from 56.9% in fiscal 2015.

•                  Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 19.0% to US$90.9 million in fiscal 2016 from US$76.4 million in fiscal 2015, primarily due to the continued growth of our medical examination and disease screening businesses and the rapid growth in our dental care business. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues slightly increased to 20.9% in fiscal 2016 from 20.6% in fiscal 2015.

•                  Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 24.7% to US$83.5 million in fiscal 2016 from US$67.0 million in fiscal 2015, primarily due to (1) an increase in the number of doctors and nurses as the number of our medical centers increased to 107 as of March 31, 2017 from 86 as of March 31, 2016, and (2) an increase in the salaries and benefits provided to doctors and nurses. Cost of revenues relating to salaries and benefits as a percentage of our net revenues increased to 19.2% in fiscal 2016 from 18.1% in fiscal 2015.

•                  Rental and Office Expenses. Rental and office expenses increased 28.4% to US$64.1 million in fiscal 2016 from US$49.9 million in fiscal 2015, primarily due to the increase in the number of our self-owned medical centers to 107 as of March 31, 2017 from 86 as of March 31, 2016. Cost of revenues relating to rental and office expenses as a percentage of our net revenues increased to 14.7% in fiscal 2016 from 13.5% in fiscal 2015.

•                  Depreciation and Amortization. Depreciation and amortization cost increased 33.9% to US$23.6 million in fiscal 2016 from US$17.6 million in fiscal 2015, primarily due to our purchase of new medical equipment in fiscal 2016 for our new medical centers, dental care services, and to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues slightly increased to 5.4% in fiscal 2016 from 4.7% in fiscal 2015.

Gross Profit and Gross Margin. Gross profit increased 8.6% to US$173.6 million in fiscal 2016 from US$159.9 million in fiscal 2015. Gross margin decreased to 39.8% in fiscal 2016 from 43.1% in fiscal 2015, primarily due to the relatively low gross margins achieved by the new medical centers in our network in fiscal 2016 as they were still in the ramp-up stage.

Operating Expenses. Total operating expenses increased 19.7% to US$160.3 million in fiscal 2016 from US$133.9 million in fiscal 2015. Operating expenses as a percentage of our net revenues increased to 36.8% in fiscal 2016 from 36.1% in fiscal 2015.

•                  Sales and Marketing Expenses. Sales and marketing expenses increased 14.7% to US$74.3 million in fiscal 2016 from US$64.8 million in fiscal 2015, primarily due to a US$8.5 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing teams to enhance our sales efforts in new markets and increased performance-based salaries for our sales and marketing personnel. As a percentage of our net revenues, sales and marketing expenses slightly decreased to 17.1% in fiscal 2016 from 17.5% in fiscal 2015.

•                  General and Administrative Expenses. General and administrative expenses increased 26.5% to US$82.8 million in fiscal 2016 from US$65.4 million in fiscal 2015, primarily due to (1) a US$8.0 million increase in salaries and employee benefits for arising from increased headcount of management personnel for new medical centers, (2) a US$4.4 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers, and (3) a US$3.3 million increase in professional fees primarily attributable to the legal service fees in connection with the privatization transaction. As a percentage of our net revenues, general and administrative expenses increased to 19.0% in fiscal 2016 from 17.6% in fiscal 2015.

•                  Research and Development Expenses. Research and development expenses decreased 14.0% to US$3.2 million in fiscal 2016 from US$3.7 million in fiscal 2015.

Interest Expense. Our interest expense significantly increased to US$13.9 million in fiscal 2016 from US$4.6 million in fiscal 2015, primarily due to the increases in our bank borrowings and other loans to support our business growth and acquisitions. Our short-term borrowings increased to US$111.3 million as of March 31, 2017 from US$53.4 million as of March 31, 2016.

Interest Income. Our interest income increased to US$0.9 million in fiscal 2016 from US$0.8 million in fiscal 2015.

Income Tax Expenses. Income tax expense decreased 42.5% to US$3.4 million in fiscal 2016 from US$5.8 million in fiscal 2015, primarily due to the decrease in our profit. Our income before income tax expenses and loss from equity method investments decreased to US$0.4 million in fiscal 2016 from US$24.1 million in fiscal 2015.

Loss from Equity Method Investments. Our loss from equity method investments increased to US$9.5 million in fiscal 2016 from US$1.7 million in fiscal 2015, primarily because NCI Health in which we hold a 45% equity interest continued to incur losses.

Net Income. As a result of the foregoing, we had a net loss of US$12.5 million in fiscal 2016 compared to net income of US$16.5 million in fiscal 2015.

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

•                  Net revenues from other services increased 36.4% to US$35.7 million in fiscal 2015 from US$26.1 million in fiscal 2014, primarily due to (1) the revenue contribution from acquired medical centers of Zhenjing which provide outpatient services, and (2) an increase in net revenues from our dental care services and medical consultancy services attributable to our continued efforts to promote our these services.

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

•                  Depreciation and Amortization. Depreciation and amortization cost increased 30.3% to US$17.6 million in fiscal 2015 from US$13.5 million in fiscal 2014, primarily due to our purchase of new medical equipment in fiscal 2015 for our new medical centers, dental care services, and to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues slightly increased to 4.7% in fiscal 2015 from 4.6% in fiscal 2014.

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

•                  Sales and Marketing Expenses. Sales and marketing expenses increased 57.7% to US$64.8 million in fiscal 2015 from US$41.1 million in fiscal 2014, primarily due to (1) a US$8.9 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2015 in line with our overall business growth, (2) a US$8.2 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel, and (3) a US$5.2 million increase in amortization of intangible assets. As a percentage of our net revenues, sales and marketing expenses increased to 17.5% in fiscal 2015 from 14.1% in fiscal 2014.

•                  General and Administrative Expenses. General and administrative expenses increased 25.0% to US$65.4 million in fiscal 2015 from US$52.3 million in fiscal 2014, primarily due to (1) a US$4.2 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers, and (2) a US$2.0 million increase in professional fees for valuation, legal, tax and consulting services provided by professional advisors. As a percentage of our net revenues, general and administrative expenses decreased to 17.6% in fiscal 2015 from 18.0% in fiscal 2014.

•                  Research and Development Expenses. Research and development expenses increased significantly to US$3.7 million in fiscal 2015 from US$1.4 million in fiscal 2014, primarily due to our increasing investment in information technology infrastructure and mobile health app.

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

B.            LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, short-term borrowings and long-term borrowings. As of March 31, 2017, we had US$64.9 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original stated maturities of 90 days or less.

As of March 31, 2015, 2016 and 2017, our total current liabilities amounted to US$163.1 million, US$199.0 million and US$287.2 million, respectively. We had short-term borrowings of US$56.8 million, US$53.4 million and US$111.3 million outstanding as of March 31, 2015, 2016 and 2017, respectively. As of March 31, 2015, 2016 and 2017, the outstanding balance of our long-term borrowings was nil, US$229.5 million and US$101.7 million, respectively.

In December 2015, iKang Healthcare Technology Group Co. Ltd., one of our affiliated PRC entities, entered into a series of convertible loan agreements with four third-party investors in an aggregate principal amount of RMB1.4 billion (equivalent to approximately US$203.4 million). The original terms of these loan agreements range from 18 months to 36 months. We repaid US$29.1 million for these loans in January 2017 and entered into supplemental agreements with two lenders in January and July 2017, respectively, to extend the term of the loan agreements with them to December 2018. The loans bear interest at a rate of 5% per annum which is subject to adjustments relating to our privatization transaction. If the privatization is completed before the maturity dates of these loans and the lenders choose to convert the loans into the future listing vehicle’s shares, no interest will be charged while if the lenders choose not to convert the loans, the interest rate will be at 5% or 8%. Furthermore, if the privatization is not completed before the maturity dates of these loans, or we fail to use best efforts to facilitate the lenders to convert the loans into shares, the interest rate will be at 5% or 10%. Interest expense incurred for these convertible loans in fiscal 2016 was US$11.8 million and the interest rates applicable to these loans in fiscal 2016 were 5% or 8%.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our existing cash balance, operating cash flow and borrowings.

Accounts receivable that were aged over one year as a percentage of our gross accounts receivable decreased to 24.5% as of March 31, 2017 compared to 28.8% as of March 31, 2016. Accounts receivable that were aged over one year accounted for 21.9% of our gross accounts receivable as of March 31, 2015. Days of sales outstanding decreased to 79 days in fiscal 2016 from 87 days in fiscal 2015 as we improved our management of accounts receivables.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended March 31,
	2015	2016	2017
	(U.S. dollars in thousands)
Net cash generated from operating activities	41,097	43,602	50,043
Net cash used in investing activities	(147,062)	(261,533)	(32,011)
Net cash provided by/(used in) financing activities	173,570	237,465	(52,421)
Effect of exchange rate changes	(490)	(8,759)	(8,824)
Net increase/(decrease) in cash and cash equivalents	67,115	10,775	(43,213)
Cash and cash equivalents at the beginning of year	30,221	97,336	108,111
Cash and cash equivalents at the end of year	97,336	108,111	64,898

Operating Activities

Net cash generated from operating activities amounted to US$50.0 million in fiscal 2016, which was primarily attributable to (1) an increase in accrued expenses and other current liabilities of US$18.7 million primarily as a result of increases in interest expense payables and salaries payable to our employees, and (2) an increase in accounts payable of US$9.3 million attributable to the increase in payables to suppliers and third-party service providers in line with the growth of our business, which was partially offset by (1) net loss of US$12.5 million we incurred in fiscal 2016, and (2) an increase in accounts receivables of US$16.3 million as a result of the increase in our revenues. This was positively adjusted for certain non-cash expense consisting primarily of (1) depreciation and amortization of US$37.4 million, (2) loss from equity method investments of US$9.5 million, and (3) provision for doubtful account of US$6.1 million primarily due to the increase in accounts receivable.

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

Investing Activities

Net cash used in investing activities amounted to US$32.0 million in fiscal 2016, which was primarily attributable to (1) property refurbishment and purchase of medical equipment in the amount of US$63.4 million as our self-owned medical centers continued to increase, and (2) payment for business acquisitions and the long-term investments in fiscal 2016 in the amount of US$7.8 million, which was partially offset by a decrease in restricted cash and term deposits in the amount of US$37.8 million.

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

Financing Activities

Net cash used in financing activities amounted to US$52.4 million in fiscal 2016, which was primarily attributable to (1) our repayments of short-term borrowings in the amount of US$60.6 million and (2) our repayments of long-term loans in the amount of US$29.7 million, which was partially offset by (1) the proceeds in the amount of US$37.2 million from short-term borrowings, and (2) the proceeds in the amount of US$1.3 from exercise of share options.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of medical centers and the purchase of medical equipment for our medical centers. Our capital expenditures amounted to US$96.4 million, US$76.3 million and US$65.8 million in fiscal 2014, 2015 and 2016, respectively. We expect to continue to invest in acquisitions of medical centers and the purchase of medical equipment through fiscal 2017. Our actual future capital expenditures may differ from the amounts for fiscal 2014, 2015 and 2016 as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.            PRODUCT DEVELOPMENT

As of March 31, 2017, we employed 98 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to two information technology staff depending on the number of self-owned medical centers in close proximity. We believe that these intelligent systems and our sophisticated online health records increase the stickiness of our services and help us convert customers who first come to us under corporate accounts into additional individual paying customers.

Our research and development expenses primarily consist of (1) salaries and benefits for research and development personnel, (2) office rental and general expenses associated with the research and development activities, (3) professional fees for outsourcing the development of some of our information technology systems and (4) related depreciation and amortization expenses. In fiscal 2014, 2015 and 2016, our research and development expenses were US$1.4 million, US$3.7 million and US$3.2 million, respectively.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal 2016 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Our contractual obligations consist of leases for our medical centers and offices under lease agreements and principal payments related to our short-term and long-term borrowings. The following table sets forth our contractual obligations as of March 31, 2017.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	370,112	63,606	103,758	80,506	122,242
Short-term borrowings	111,299	111,299	—	—	—
Long-term borrowings	101,697	—	101,697	—	—

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

Directors and Executive Officers	Age	Position/Title
Lee Ligang Zhang	46	Chairman of the Board of Directors, Chief Executive Officer
Boquan He	56	Director, Vice Chairman
Feiyan Huang	46	Director, Chief Operating Officer
Minjian Shi	55	Director
Ruby Lu	46	Independent Director
Thomas McCoy Roberts	69	Independent Director
Daqing Qi	53	Independent Director
Man Ho Kee Harry	41	Independent Director
Gavin Zhengdong Ni	43	Independent Director
Yang Chen	47	Chief Financial Officer
Yafang Zhou	58	Senior Vice President
Elmer Liu	53	Vice President
Jinfeng Pan	45	Vice President
Hua Liu	39	Vice President
Xiaojiang Zhou	35	Assistant Vice President, General Manager of Shanghai Operation

Lee Ligang Zhang is our founder and has served as our director, chairman and chief executive officer since December 2003. Mr. Zhang was one of the co-founders of eLong.com, a NASDAQ-listed company, and he served as chief executive officer of its China operation from 1999 to 2003. From 1998 to 1999, Mr. Zhang served as head of product development of Sohu.com Inc., a NASDAQ-listed leading Chinese web portal. Mr. Zhang founded Harvard China Review in 1997 and co-founded Harvard China Forum in 1998. Mr. Zhang received a bachelor’s degree in biology and chemistry from Concordia College in the U.S. and a master’s degree in genetics from Harvard University. Mr. Zhang currently serves on Harvard University Graduate School of Arts and Science Dean’s Advisory Cabinet. Mr. Zhang is married to Ms. Feiyan Huang.

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

Feiyan Huang has served as our director since February 2005 and hold various positions including vice president of sales and marketing, general manager for Beijing, Shanghai and Shenzhen operations, chief marketing officer and currently serves as our chief operating officer. Ms. Huang has more than 20 years sales and marketing experience. Ms. Huang was one of the co-founders of eLong.com and served as vice president of sales and marketing at eLong.com from 1999 to 2004. Ms. Huang earned a bachelor’s degree in industrial management engineering from Shanghai Jiao Tong University. She studied computer science at Mount Holyoke College and business at Boston University School of Management. Ms. Huang is married to Mr. Lee Ligang Zhang.

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

Ruby Lu has served as our independent director since July 2014. Ms. Lu is a venture capitalist who specializes in early stage technology companies’ investments. Previously, she was the co- founder of DCM China - an early stage venture firm that invested in companies such as VIP.com, 58.com, Bitauto.com and Dangdang.com, which are all listed on New York Stock Exchange. Prior to DCM, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master’s degree in international economics as well as energy, environment, science and technology from Johns Hopkins University, and bachelor’s degree in economics with honors from the University of Maryland.

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

Man Ho Kee Harry has served as our independent director since September 2015. Mr. Man has led investments in iKang as well as other companies in the Internet and mobile sectors such as Momo Technology (NASDAQ: MOMO), 21Vianet (NASDAQ:VNET), Sungy Mobile (NASDAQ: GOMO), Didi Chuxing, Koudai, Kingnet, Pintec, Career International, and Umeng. Starting his career as a management consultant with Arthur Andersen in 1998, Mr. Man has a distinguished career spanning over 17 years in investments in the mobile & Internet sector. In 2008, Mr. Man joined Matrix Partners China as a founding member of the team with a focus on investments in the mobile Internet sector. Prior to Matrix, Mr. Man was a partner at WI Harper Group and led investments in their China office in the TMT sector. Before WI Harper, he led the corporate development teams of two U.S.-listed Internet and mobile companies, Linktone Ltd. (NASDAQ: LTON) and Chinadotcom (NASDAQ: CHINA), and assisted with their investments in various sectors. Mr. Man has been listed in Fortune China’s 40 Under 40 in 2014 and 2015, consecutively, as one of the most influential businessmen in China. Mr. Man received a master’s degree in computer science from University of Michigan, Ann Arbor.

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

Elmer Liu has served as our vice president of medical operations since December 2013. Mr. Liu also serves as secretary general of Taiwan Academy of Anti-Aging and Regenerative Medicine, director of Amber Hospitality Management Co. Ltd. and director of Wellness Hospitality Management Co. Ltd. Mr. Liu also had management positions with Taiwan Chinatrust Group and Hong Kong New World Development Group. Mr. Liu graduated from Feng Chia University with a bachelor degree in Public Finance of Business Administration and has a master degree in Hospitality Management from Florida International University.

Jinfeng Pan has been our vice president of operation & integrated services since April 2017. Prior to his current position, Mr. Pan served as our vice president in charge of platform operations from October 2015 to April 2017. Before Mr. Pan rejoined us, he founded Beijing Weixiang Three Hundred and Sixty Degrees Information Technology Co., Ltd. in February 2015. He also served as general manager of Jiandatong Health Technology (Beijing) Co., Ltd. from April 2013 to January 2015. Mr. Pan served as deputy general manager, assistant to president and vice president of strategic execution and information technology of Beijing iKang Co., Ltd. from February 2007 to 2011. Prior to joining us, Mr. Pan served as website content director, franchise merchant development director, senior director of online marking department and senior director of online content department of eLong.com from July 1999 to January 2007. Mr. Pan received a dual bachelor’s degree in literature and classical music from Guangdong Xinghai Conservatory of Music.

Hua Liu is our current vice president of sales and is responsible for our sales management. Since joining us in February 2006, Mr. Liu has served as corporate sales manager of Beijing region, senior operational manager of Chengdu region, senior sales manager of Beijing region, assistant general manager and director of sales of Guangzhou region, executive deputy general manager of Nanjing region, general manager of Guangzhou region, general manager of Beijing region, assistant vice president of sales, assistant vice president of sales and general manager of South China region. Prior to joining us, Mr. Liu worked at several companies including Beijing Zhaowei Electron (Group) Co., Ltd., Putian Shouxin Group and LG CNS China Co., Ltd. Mr. Liu received his bachelor’s degree from Chengdu University of Technology and his EMBA degree from the School of Economics and Management of Tsinghua University.

Xiaojiang Zhou is our current assistant vice president and general manager of Shanghai operation responsible for our general operations in the Shanghai region. Since joining us in October 2006, Mr. Zhou has served as senior account manager of Jiangsu region, deputy general manager for sales of Hangzhou region, general manager of Jiangsu region, executive deputy general manager of Shanghai region and general manager of Shanghai region. Prior to joining us, Mr. Zhou worked at Nanjing Continental Group and Shanghai Heyi Biotechnology Company. Mr. Zhou received his bachelor’s degree in bioengineering from Jiangnan University and enrolled in an EMBA program at the School of Management of Fudan University in 2016.

B.            COMPENSATION

For fiscal 2016, the aggregate cash compensation paid to our directors and executive officers was approximately US$3.9 million. No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Lee Ligang Zhang	*	5.1288	March 18, 2013	March 17, 2023
Feiyan Huang	*	5.1288	March 18, 2013	March 17, 2023
Yang Chen	*	6.0000	September 12, 2013	September 11, 2023
Yafang Zhou	*	5.1288	February 27, 2014	February 26, 2024
Hua Liu	*	5.1288	March 18, 2013	March 17, 2023
Xiaojiang Zhou	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	February 27, 2014	February 26, 2024
Other individuals	*	5.1288	October 28, 2014	October 27, 2024
Other individuals	*	5.1288	February 27, 2015	February 26, 2025
Other individuals	*	6.0000	March 18, 2013	March 17, 2023
Other individuals	*	6.0000	February 27, 2014	February 26, 2024
Other individuals	*	6.0000	October 28, 2014	October 27, 2024

*                 Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of March 31, 2017, we had not issued restricted shares to any of our directors or executive officers. As of March 31, 2017, 612,724 options and warrants were outstanding.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Lee Ligang Zhang, Mr. Minjian Shi and Mr. Thomas McCoy Roberts and is chaired by Mr. Lee Ligang Zhang. Mr. Thomas McCoy Roberts satisfies the “independence” requirements of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to serve as our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.            EMPLOYEES

Our employees consist of all personnel that work in our headquarters, in our call centers and in our self-owned medical centers. We had 7,102, 11,535 and 14,801 employees as of March 31, 2015, 2016 and 2017. The following table sets forth certain information about our employees by function as of March 31, 2017.

Number of Employees
Doctors	5,179
Nurses	4,098
Sales	2,616
Marketing and Support	276
Administrative and Management	889
Medical and Support	1,480
Information Technology	263
Total	14,801

We have entered into employment agreements with each of our employees. Our employees usually also entered into a non-disclosure and confidentiality agreement with us as required in our employment agreements with them.

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

E.            SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our common shares, as of June 30, 2017:

•                  each of our directors and executive officers;

•                  each person known to us to own beneficially more than 5% of our common shares as of June 30, 2017.

The calculations in the table below are based on that there were 34,249,977 common shares outstanding as of June 30, 2017, comprising of 33,444,877 Class A common shares and 805,100 Class C common shares, excluding 471,563 Class A common shares issued to our depositary and reserved for future exercise of vested options under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number	%
Directors and Executive Officers:
Lee Ligang Zhang(1)	4,374,371	12.72
Boquan He(2)	4,448,575	12.99
Man Ho Kee Harry	—	—
Feiyan Huang(3)	387,865	1.13
Minjian Shi (4)	466,831	1.36
Thomas McCoy Roberts	*	*
Daqing Qi	—	—
Ruby Lu	—	—
Yang Chen	*	*
Yafang Zhou	*	*
Elmer Liu	—	—
Jinfeng Pan	*	*
Hua Liu	—	—
Xiaojiang Zhou	—	—
All directors and executive officers as a group	9,901,729	28.63
Principal Shareholders:
Top Fortune Win Ltd.(5)	4,448,575	12.99
ShanghaiMed, Inc.(6)	3,042,550	8.41
Ora Investment Pte Ltd.(7)	3,331,740	9.73

*                 Less than 1% of our total outstanding common shares.

(1)         Represents (1) 2,892,550 Class A common shares (including 628,410 Class A common shares as represented by 1,256,820 ADSs) owned by ShanghaiMed, Inc., a British Virgin Islands company wholly owned by Time Intelligent Finance Limited, (2) 526,721 Class A common shares owned by Time Intelligent Finance Limited, a British Virgin Islands company; (3) 805,100 Class C common shares owned by Time Intelligent Finance Limited, and (4) 150,000 Class A common shares that Mr. Lee Ligang Zhang has the right to acquire within 60 days through the exercise of stock options. Mr. Lee Ligang Zhang’s family trust is the beneficial owner of Time Intelligent Finance Limited through certain trust arrangements. The business address of Mr. Lee Ligang Zhang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(2)         Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The business address of Mr. Boquan He is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(3)         Represents 387,865 Class A common shares owned by Gold Partner Consultants Limited, a British Virgin Islands company. Ms. Feiyan Huang’s family trust is the beneficial owner of Gold Partner Consultants Limited through certain trust arrangements. The business address of Ms. Feiyan Huang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(4)         Represents 466,831 Class A common shares owned by Favoured Star Ltd., a British Virgin Islands company ultimately owned by Mr. Minjian Shi. The business address of Mr. Minjian Shi is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(5)         Represents 4,448,575 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The registered address of Top Fortune Win Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(6)         Represents 2,892,550 Class A common shares (including 628,410 Class A common shares as represented by 1,256,820 ADSs) and 150,000 Class A common shares issuable through the exercise of stock options owned by ShanghaiMed, Inc. which is wholly owned by Time Intelligent Finance Limited, as reported in a Schedule 13D/A filed by it and its affiliates on June 7, 2016. The registered address of ShanghaiMed, Inc. is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(7)         Represents 3,331,740 Class A common shares owned by Ora Investment Pte Ltd., a limited liability company organized and existing under the laws of Singapore, as reported in a Schedule 13G/A filed by it and its affiliates on February 8, 2017. Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is a fund manager and manages the reserves of the Government of Singapore. The registered address of Ora Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of June 30, 2017, approximately 72.2% of our common shares were held of record by three holders in the United States, including approximately 72.0% held of record by JPMorgan Chase Bank, N.A. in the form of ADSs. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

See Item 6.E.

B.            RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

In July 2017, we, iKang Holding, China Industrial Asset Management, an affiliate of Mr. Lee Ligang Zhang and an affiliate of China Industrial Asset Management entered into a cooperation agreement to form certain healthcare investment funds to invest in medical centers. The aggregate size of the healthcare investment funds will not exceed RMB502 million. The affiliate of Mr. Lee Ligang Zhang and the affiliate of China Industrial Asset Management will act as general partners and each contribute RMB1 million to the investment funds. We and China Industrial Asset Management will each contribute up to RMB50 million to the investment funds as limited partners. For more details about the investment funds, see “Item 4. Information on the Company — A. History and Development of the Company — Major Equity Investments.”

In July 2017, Beijing iKang Medical Examination Application Technology Co., Ltd., which was a wholly-owned subsidiary of iKang Holding, increased its registered capital to RMB10 million. After the increase of registered capital, iKang Holding, an affiliate of Mr. Lee Ligang Zhang and an entity controlled by certain of our employees currently hold a 70%, 20% and 10% equity interest, respectively, in Beijing iKang Medical Examination Application Technology Co., Ltd.

In August 2017, Yalong Daoyi, which was a wholly-owned subsidiary of iKang Holding, increased its registered capital to RMB30 million. After the increase of registered capital, iKang Holding, an affiliate of Mr. Lee Ligang Zhang and an entity controlled by certain of our employees currently hold a 70%, 20% and 10% equity interest, respectively, in Yalong Daoyi.

In February 2016, we provided loans to two companies owned by the non-controlling shareholder of one of iKang Holding’s subsidiaries in an aggregate amount of US$4.7 million. In fiscal 2016, this non-controlling shareholder made repayments of US$2.3 million to us and we provided additional loan of US$2.2 million to this non-controlling shareholder. As of March 31, 2017, the balance of amount due from this non-controlling shareholder was US$4.5 million.

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

Employment Agreements

See “Item 6.B. Compensation — Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6.B. Compensation — Share Incentive Plan” for a description of share options we have granted to our directors, officers and other individuals as a group.

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

In January 2016, we filed a complaint with the People’s Court of Chaoyang District of Beijing against a PRC company, a former employee of our company and certain other defendants with respect to the defendants’ joint infringement of our trade secrets including customer information, prices, marketing strategies and other internal business information. The People’s Court of Chaoyang District of Beijing is currently in the process of reviewing our claims and relevant evidence. In addition, in April 2016, we filed another complaint with the Shanghai Intellectual Property Court against that PRC company and certain other defendants with respect to the defendants’ joint infringement of our copyright of medical examination software systems. The Shanghai Intellectual Property Court is currently in the process of reviewing our claims and relevant evidence. See “Item 3.D. Risk Factors — Risks Related to Our Business — Unauthorized use of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business and competitive position.”

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

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D. American Depositary Shares.” Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

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

Item 9. THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “KANG.” Trading in our ADSs commenced on April 9, 2014.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated. On August 11, 2017, the last reported closing price for our ADSs was US$13.83 per ADS.

	Market Price (US$)
	High	Low
Fiscal 2014 (from April 9, 2014)	22.65	13.06
Fiscal 2015	22.31	14.00
First quarter in fiscal 2015	22.31	16.19
Second quarter in fiscal 2015	19.25	14.00
Third quarter in fiscal 2015	21.34	15.09
Fourth quarter in fiscal 2015	22.04	19.14
Fiscal 2016	22.04	13.83
First quarter in fiscal 2016	22.04	17.23
Second quarter in fiscal 2016	19.18	17.94
Third quarter in fiscal 2016	18.56	13.83
Fourth quarter in fiscal 2016	18.33	14.60
February 2017	17.52	16.02
March 2017	16.06	14.60
Fiscal 2017
First quarter in fiscal 2017	15.63	12.15
Second quarter in fiscal 2017 (through August 11, 2017)	14.34	11.73
April 2017	14.76	14.32
May 2017	15.63	14.56
June 2017	15.29	12.15
July 2017	12.64	11.73
August 2017 (through August 11, 2017)	14.34	12.39

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

PRC Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law, which was further amended in February 2017. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations.

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

The PRC has entered into tax treaties with Hong Kong pursuant to which the PRC withholding tax rate on dividends derived in China can be reduced to 5% provided that such an enterprise holds more than 25% equity interest in the PRC company and qualifies as a “beneficial owner” as defined under the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties issued by the SAT in October 2009, or Circular 601. The PRC has also entered into tax treaties with other jurisdictions. In the event that we are treated as a PRC tax resident, dividends distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

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

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of our ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2017. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. In addition, we hold a substantial amount of cash, and our PFIC status for any taxable year may depend on the proportionate value of such cash and other passive assets compared to total market value of our assets. Because the treatment of the contractual arrangements is not entirely clear, because we have, and expect to continue to have, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year.

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

Alternatively, if we were a PFIC and if the Class A common shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its Class A common shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares or ADSs, as the case may be, were traded on a qualified exchange at least 15 days during each calendar quarter. The NASDAQ, where our ADSs are listed, is a qualified exchange for this purpose.

However, as our Class A common shares are not listed on an exchange, holders of Class A common shares will not be able to make a mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize, in each year that we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

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

Certain U.S. Holders who are individuals or entities closely-held by individuals may be required to report information relating to securities of non-U.S. companies, or accounts through which they are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of Class A common shares or ADSs.

F.             DIVIDENDS AND PAYING AGENTS

Not applicable.

G.           STATEMENTS BY EXPERTS

Not applicable.

H.           DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, two registration statements on Form S-8, and two registration statements on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the Class A common shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class A common shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since this annual report may not contain all the information that you may find important, you should review a full text of these documents.

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

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of the proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in the value of the Renminbi could result in foreign currency exchange losses.”

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of March 31, 2017, our total outstanding borrowings and loans amounted to US$213.0 million with interest rates ranging from 4.13% to 8.00%. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

We received net proceeds of approximately US$149.2 million from our initial public offering. We did not receive any proceeds from the 3,330,400 ADSs sold by the selling shareholders. For the period from April 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2017, the net proceeds received from our initial public offering were mainly used as follows:

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

As of March 31, 2017, we have used all of the net proceeds from our initial public offering.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2017, the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of March 31, 2017, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2017 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iKang Healthcare Group, Inc.

We have audited the internal control over financial reporting of iKang Healthcare Group, Inc. (the “Company”), and its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2017 of the Group and our report dated August 15, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

August 15, 2017

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during fiscal 2016 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm for fiscal 2015 and 2016. We did not pay any other fees to our auditors during the periods indicated below.

	For the years ended March 31,
	2016	2017
	(U.S. dollars in thousands)
Audit fees(1)	1,420	1,419
Audit-related fees(2)	—	31
Tax fee(3)	31	—
All other fees	—	—
Total	1,451	1,450

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

We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2016. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
2.4

Shareholders’ Agreement dated March 1, 2014 among the Registrant, its common shareholders, preferred shareholders and other parties (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

2.5

Amendment No.1 to Shareholders’ Agreement dated March 12, 2014 among the Registrant, iKang Guobin Healthcare Group, Inc. and then existing shareholders of iKang Guobin Healthcare Group, Inc. (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.1

Share Incentive Plan adopted as of February 2013 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.2

Share Incentive Plan adopted as of April 2013 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.3

Share Incentive Plan adopted as of March 2014 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.4

Form of Indemnification Agreement with the Registrant’s Directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.5

Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.6

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Shanghai Guobin Medical Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated April 27, 2007 (English translation) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333- 194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.7*

Agreement Extension Notice dated April 26, 2017 from ShanghaiMed iKang, Inc. to iKang Healthcare Technology Group Co., Ltd. to extend the expiration date of the Exclusive Business Cooperation Agreement for ten year to April 26, 2027 (English translation)

4.8

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Boquan He, Lee Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333- 194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.9

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Boquan He, Lee Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.10

Power of Attorney executed by Boquan He in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.11

Power of Attorney executed by Lee Ligang Zhang in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.12

Exclusive Business Cooperation Agreement between iKang Health Management (Zhejiang) Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

Exhibit Number	Description of Document
4.13

Equity Pledge Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), Shanghai Yalong Daoyi Services Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.14

Exclusive Call Option Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), Shanghai Yalong Daoyi Services Co., Ltd., Hangzhou iKang Guobin Clinic Co., Ltd. and iKang Zhejiang, Inc. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.15

Power of Attorney executed by Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.16

Power of Attorney executed by Shanghai Yalong Daoyi services Co., Ltd. in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.17

Equity Transfer Agreement between Boquan He and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), dated August 1, 2011 (English translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.18

Spousal Consent Letter of Ms. Baoming Li, the spouse of Mr. Boquan He (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.19

Spousal Consent Letter of Ms. Feiyan Huang, the spouse of Mr. Lee Ligang Zhang (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.20

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.21

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.22

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.23

Power of Attorney executed by Hu Haiqing in favor of Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.24

Statement and Acknowledgment executed by Ma Rui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

Exhibit Number	Description of Document
4.25

Equity Transfer Agreement among Shanghai iKang Guobin Health Examination Management Group Co., Ltd., Shanghai Huajian Health Examination Management Co., Ltd. and Qian Hui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.26

Shanghai Assets and Equity Transaction Contract between Shanghai Gaotong Logistic Service and Management Co., Ltd. and Shanghai iKang Health Examination Management Group Co., Ltd. dated May 22, 2014 (English translation) (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.27

Equity Transfer Agreement among Shanghai Huajian Investment Management Co., Ltd., Shanghai iKang Guobin Health Examination Management Group Co., Ltd. and Shanghai Huajian Health Examination Management Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.28

Supplementary Agreement on Qian Hui’s Transfer of All Her Equities in Shanghai Huajian Health Examination Management Co., Ltd. to Shanghai iKang Health Examination Management Group, Co., Ltd. between Qian Hui and Shanghai iKang Health Examination Management Group, Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.29

Equity Transfer Agreement between Hunan Fengxun Digital Technology Co., Ltd. and iKang Guobin Health Examination Management Group Co., Ltd. dated February 10, 2015 (English translation) (incorporated herein by reference to Exhibit 4.33 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 27, 2015)

4.30

Rights Agreement between iKang Healthcare Group, Inc. and American Stock Transfer & Trust Company, L.L.C., as Rights Agent dated December 2, 2015 (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.31

Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.32

Summary Translation of Capital Injection Agreement among New China Life Insurance Co., Ltd., iKang Guobin Healthcare Group Co., Ltd., Shenzhen Top Spring Pu Chang Investment Management Co., Ltd. and New China Life Insurance Health Investment Management Co., Ltd. dated December 4, 2015 (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.33

Summary Translation of Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated December 9, 2015 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.34

Summary Translation of Investment Agreement between Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated December 7, 2015 (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.35

Summary Translation of Investment Agreement between Zhongjin Zhide Equity Investment Management Co., Ltd. and iKang Healthcare Technology Group Co., Ltd. dated December 11, 2015 (incorporated herein by reference to Exhibit 4.39 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.36

Summary Translation of Investment Agreement among Tianjin Junlian Yunpeng Enterprise Management Consulting Partnership (Limited Partnership), iKang Healthcare Technology Group Co., Ltd. and Beijing Junlian Xinhai Equity Investment Partnership (Limited Partnership) dated December 30, 2015 (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.37*

Cooperation Agreement among iKang Healthcare Group, Inc., iKang Health Technology Group Co., Ltd., Ligang Capital Investment (Shenzhen) Co., Ltd., Yuansheng Investment Management Co., Ltd. of Ningbo Meishan Bonded Port Area and China Industrial Asset Management Limited dated July 19, 2017 (English translation)

Exhibit Number	Description of Document
4.38*

Exclusive Business Cooperation Agreement between Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation)

4.39*	Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation)
4.40*	Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Tan Juan and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation)
4.41*

Exclusive Call Option Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Tan Juan and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation)

4.42*	Power of Attorney executed by Hu Haiqing in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated March 17, 2017 (English translation)
4.43*	Power of Attorney executed by Tan Juan in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated March 17, 2017 (English translation)
4.44*	Supplemental Agreement to the Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated January 17, 2017 (English translation)
4.45*	Supplemental Agreement II to the Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated July 10, 2017 (English translation)
4.46*

Supplemental Agreement II to Investment Agreement between Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated January 24, 2017 (English translation)

8.1*	List of Significant Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of King & Wood Mallesons
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iKang Healthcare Group, Inc.

/s/ Lee Ligang Zhang
	Name:	Lee Ligang Zhang
	Title:	Chairman and Chief Executive Officer
Date: August 15, 2017

IKANG HEALTHCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

IKANG HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated balance sheets of iKang Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2016 and 2017 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2017. Our audits also included the related financial statement schedule included in Schedule I.  These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

August 15, 2017

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2016	2017

ASSETS
Current assets
Cash and cash equivalents	$108,111	$64,898
Restricted cash	31,836	392
Term deposits	12,202	4,359
Accounts receivable, net of allowance for doubtful accounts of $14,329 and $14,261 as of March 31, 2016 and 2017, respectively	74,163	79,576
Inventories	4,015	6,781
Deferred tax assets-current	8,064	9,635
Amount due from related parties	4,653	4,538
Prepaid expenses and other current assets	62,659	49,736

Total current assets	$305,703	$219,915

Property and equipment, net	130,170	163,081
Acquired intangible assets, net	37,179	25,852
Goodwill	108,839	107,237
Long-term investments	200,108	180,758
Deferred tax assets-non-current	8,077	16,698
Rental deposit and other non-current assets	13,565	14,950

TOTAL ASSETS	$803,641	$728,491

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $22,685 and $34,637 of March 31, 2016 and 2017, respectively)	$28,135	$39,892
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $41,319 and $48,910 of March 31, 2016 and 2017, respectively)	47,404	59,278
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $7,386 and $6,414 of March 31, 2016 and 2017, respectively)	8,216	11,951
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $52,210 and $57,361 of March 31, 2016 and 2017, respectively)	61,881	64,740
Short term borrowings (including short term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $53,364 and $111,299 of March 31, 2016 and 2017, respectively)	53,364	111,299

Total current liabilities	$199,000	$287,160

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2016	2017

Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of 229,467 and $101,697 of March 31, 2016 and 2017, respectively)	229,467	101,697

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $9,422 and $7,009 of March 31, 2016 and 2017, respectively)	9,772	7,229

TOTAL LIABILITIES	$438,239	$396,086

Commitments and contingencies (Note 23)

Equity
iKang Healthcare Group, Inc. shareholders’ equity
Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2016 and 2017, 33,556,439 and 33,916,439 issued and outstanding as of March 31, 2016 and 2017, respectively)	335	339
Class C common shares ($0.01 par value; 2,000,000 shares authorized as of March 31, 2016 and 2017, 805,100 shares Issued and outstanding as of March 31, 2016 and 2017)	8	8
Additional paid-in capital	436,746	436,649
Statutory reserve	11,529	14,761
Accumulated deficit	(98,215)	(112,698)
Accumulated other comprehensive loss	(7,577)	(26,622)

Total iKang Healthcare Group, Inc. shareholders’ equity	342,826	312,437
Non-controlling interests	22,576	19,968

TOTAL EQUITY	365,402	332,405

TOTAL LIABILITIES AND EQUITY	$803,641	$728,491

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2015	2016	2017

Net revenues	$290,781	$370,812	$435,713
Cost of revenues	154,943	210,909	262,134

Gross profit	135,838	159,903	173,579

Operating expenses:
Selling and marketing expenses	41,059	64,763	74,304
General and administrative expenses (including share-based compensation expenses of $9,153, $1,949 and $1,941 in 2015, 2016 and 2017, respectively)	52,331	65,422	82,783
Research and development expenses	1,401	3,716	3,194

Total operating expenses	94,791	133,901	160,281

Income from operations	41,047	26,002	13,298
Loss from forward contracts	(8)	—	—
Interest expense	(2,466)	(4,603)	(13,880)
Interest income	699	785	939
Other income	883	1,874	—

Income before provision for income taxes and gain/(loss) from equity method investments	40,155	24,058	357
Income tax expenses	13,280	5,838	3,354

Income/(loss) before gain/(loss) from equity method investments	26,875	18,220	(2,997)
Gain/(loss) from equity method investments	521	(1,732)	(9,547)

Net income/(loss)	27,396	16,488	(12,544)
Less: Net income/(loss) attributable to non-controlling interest	283	(1,837)	(1,293)

Net income/(loss) attributable to iKang Healthcare Group, Inc.	27,113	18,325	(11,251)
Deemed dividend to preferred shareholders	100	—	—
Undistributed earnings allocated to preferred shareholders	201	—	—

Net income/(loss) attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	$26,812	$18,325	$(11,251)

Net income/(loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.82	$0.55	$(0.33)
Diluted	$0.79	$0.54	$(0.33)

Weighted average shares used in calculating net income (loss) per common share
Basic	32,884,357	33,583,005	34,060,579
Diluted	34,114,872	34,235,542	34,060,579

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2015	2016	2017
Net income/(loss)	$27,396	$16,488	$(12,544)
Other comprehensive income/(loss): foreign currency translation adjustment	196	(12,187)	(20,252)
unrealized gain/(loss) on available-for-sale investments (net of taxes of nil, $47 and $40)	—	186	(161)

Comprehensive income/(loss)	27,592	4,487	(32,957)

Less: comprehensive income/(loss) attributable to non-controlling interest	307	(2,321)	(2,661)

Comprehensive income/(loss) attributable iKang Healthcare Group, Inc.	$27,285	$6,808	$(30,296)

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(In thousands of US dollars, except share data and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholder’s	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	deficit	income	equity	interest	equity

Balance at March 31, 2014	6,169,674	$61	$1,342	$5,005	$(137,129)	$3,764	$(126,957)	$3,818	$(123,139)

Provision for statutory reserve	—	—	—	3,394	(3,394)	—	—	—	—
Conversion of participating convertible redeemable preferred shares to common shares	20,781,515	208	264,301	—	—	—	264,509	—	264,509
Share-based compensation expenses	—	—	9,153	—	—	—	9,153	—	9,153
Issuance of common shares upon initial public offering, net of offering costs of $2,882	5,215,794	52	132,885	—	—	—	132,937	—	132,937
Issuance of common shares upon Green Shoe	514,556	5	13,394	—	—	—	13,399	—	13,399
Issuance of common shares in connection with exercise of options	80,000	1	821	—	—	—	822	—	822
Issuance of common shares, to option pool, in connection with share-based compensation arrangement	1,600,000	16	—	—	—	—	16	—	16
Addition of non-controlling interest in connection with acquisition of WA Centers HK Limited	—	—	—	—	—	—	—	3,388	3,388
Capital contribution of non-controlling interest holder of Jiandatong Health Technology (Beijing) Co., Ltd.	—	—	—	—	—	—	—	58	58
Capital contribution of non-controlling interest holder of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	(50)	—	—	—	(50)	50	—
Capital contribution of non-controlling interest holder of WA Centers HK Limited	—	—	(1,984)	—	—	—	(1,984)	1,984	—
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(387)	(387)
Net income	—	—	—	—	27,113	—	27,113	283	27,396
Foreign currency translation adjustment	—	—	—	—	—	172	172	24	196

Balance at March 31, 2015	34,361,539	$343	$419,862	$8,399	$(113,410)	$3,936	$319,130	$9,218	$328,348

Provision for statutory reserve	—	—	—	3,130	(3,130)	—	—	—	—
Share-based compensation expenses	—	—	1,949	—	—	—	1,949	—	1,949
Exercise of employee share options (1)	—	—	8,035	—	—	—	8,035	—	8,035
Settlement of acquisition payable of Shanghai Huajian Health Examination Management Co., Ltd.	—	—	7,202	—	—	4	7,206	—	7,206
Purchase of non-controlling interest of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(302)	—	—	—	(302)	(486)	(788)
Purchase of non-controlling interest of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	—	—	—	—	—	—	(1,178)	(1,178)
Addition of non-controlling interest in connection with acquisition of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	—	—	—	—	—	—	5,050	5,050
Addition of non-controlling interest in connection with acquisition of Yinchuan iKang Guobin
Ciming Clinic Co., Ltd.	—	—	—	—	—	—	—	1,613	1,613
Addition of non-controlling interest in connection with acquisition of Yantai iKang Guobin Ciming Medical Examination Management Co.,Ltd, Weifang Kuiwen iKang Guobin Ciming Clinic Co. Ltd. and Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd.	—	—	—	—	—	—	—	2,416	2,416
Addition of non-controlling interest in connection with acquisition of Xi’an iKang Guobin Medical Examination Management Co., Ltd.	—	—	—	—	—	—	—	3,242	3,242
Addition of non-controlling interest in connection with acquisition of Guizhou Wishstar Health Examination Clinic Co., Ltd.	—	—	—	—	—	—	—	4,446	4,446
Addition of non-controlling interest in connection with capital injection of Xi’an iKang Guobin Medical Examination Management Co., Ltd.	—	—	—	—	—	—	—	457	457
Addition of non-controlling interest in connection with establishment of China Physician Alliance Group, Limited	—	—	—	—	—	—	—	551	551
Addition of non-controlling interest in connection with establishment of Wuhu iKang Guobin Clinic Co. Ltd.	—	—	—	—	—	—	—	182	182
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(557)	(557)
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(57)	(57)
Net income	—	—	—	—	18,325	—	18,325	(1,837)	16,488
Foreign currency translation adjustment	—	—	—	—	—	(11,703)	(11,703)	(484)	(12,187)
Unrealized gain on available-for-sale investment	—	—	—	—	—	186	186	—	186

Balance at March 31, 2016	34,361,539	$343	$436,746	$11,529	$(98,215)	$(7,577)	$342,826	$22,576	$365,402

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholder’s	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	deficit	income	equity	interest	equity
Provision for statutory reserve	—	—	—	3,232	(3,232)	—	—	—	—
Share-based compensation expenses	—	—	1,941	—	—	—	1,941	—	1,941
Exercise of employee share options (1)	—	—	1,324	—	—	—	1,324	—	1,324
Issuance of common shares, to option pool, in connection with share-based compensation arrangements	350,000	4	—	—	—	—	4	—	4
Issuance of common shares in connection with exercise of options	10,000	0	—	—	—	—	0	—	0
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management Co., Ltd.	—	—	(3,362)	—	—	—	(3,362)	906	(2,456)
Capital contribution from non-controlling interest in connection with establishment of Wuxi iKang Guobin Clinic Co. Ltd.	—	—	—	—	—	—	—	130	130
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(983)	(983)
Net income	—	—	—	—	(11,251)	—	(11,251)	(1,293)	(12,544)
Foreign currency translation adjustment	—	—	—	—	—	(18,884)	(18,884)	(1,368)	(20,252)
Unrealized loss on available- for- sale investment	—	—	—	—	—	(161)	(161)	—	(161)

Balance at March 31, 2017	34,721,539	$347	$436,649	$14,761	$(112,698)	$(26,622)	$312,437	$19,968	$332,405

(1)         Shares were previously issued to the option pool.

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2015	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$27,396	$16,488	$(12,544)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19,912	30,394	37,413
Share-based compensation expenses	9,153	1,949	1,941
Loss on disposal of property and equipment	1	281	276
Loss on liquidation of a subsidiary	—	106	—
Gain from disposal of cost method investment	—	(1,772)	—
Allowance for doubtful accounts	3,758	8,509	6,136
(Gain)/ loss from equity method investments	(521)	1,732	9,547
Fair value change of previously held 33% equity interest of Shanghai Huajian Health Examination Management Co., Ltd.	(883)	—	—
Changes in assets and liabilities
Accounts receivable	(22,324)	(22,632)	(16,271)
Inventories	(698)	(1,279)	(3,103)
Prepaid expenses and other current assets	(5,300)	(10,069)	3,165
Deferred tax assets	(2,147)	(8,296)	(11,476)
Rental deposit and other long-term assets	(2,253)	(2,781)	(2,150)
Accounts payable	6,115	4,766	9,337
Accrued expenses and other current liabilities	2,123	3,979	18,741
Income tax payable	1,129	702	4,368
Deferred revenues	6,546	23,914	6,846
Deferred government subsidy	(47)	(61)	—
Deferred tax liabilities	(863)	(2,328)	(2,183)
Net cash generated from operating activities	41,097	43,602	50,043

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(36,232)	20,772	30,124
Term deposits	(14,621)	2,361	7,679
Purchase of property and equipment	(39,767)	(37,024)	(63,389)
Purchase of intangible assets	(339)	(157)	—
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management Co., Ltd.	—	—	(2,397)
Purchase of non-controlling interest of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	(788)	—
Purchase of non-controlling interest of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	(1,212)	—
Payments for business acquisitions (net of cash acquired of $1,270, $10,165 and $6 for years ended March 31, 2015, 2016 and 2017, respectively)	(56,654)	(37,249)	(2,371)
Payment for long-term investments	—	(204,414)	(5,473)
Return of prepayment for long-term investments	—	—	4,000
Proceeds from sale of cost method investment	—	1,897	—
Loan provided to a related party	—	(4,719)	(2,508)
Repayment of loan by a related party	1,291	—	2,324
Payment of loan receivables	(740)	(1,000)	—
Net cash used in investing activities	(147,062)	(261,533)	(32,011)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares upon initial public offering	135,819	—	—
Proceeds from issuance of common shares upon Green Shoe.	13,399	—	—
Payments of initial public offering cost	(3,574)	—	—
Proceeds from exercise of share options	824	8,035	1,324
Capital contribution from non-controlling interest shareholders	58	567	134
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	(8,077)	—	—
Dividend distribution to a non-controlling interest shareholder of MediFast (Hong Kong) Limited	(193)	(250)	(704)
Dividend distribution to a non-controlling interest shareholder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	(545)	—
Payments for business acquisitions	(1,329)	(1,853)	—
Payments for assets acquisition	(32)	—	—
Proceeds from long-term loans		220,223	—
Proceeds from short-term borrowings	59,404	54,126	37,176
Proceeds from long-term borrowings	—	12,521	—
Repayments of long-term loans	—	—	(29,741)
Repayments of short-term borrowings	(20,860)	(55,359)	(60,610)
Repayments of long-term borrowings	(1,869)	—	—
Net cash provided by (used in) financing activities	173,570	237,465	(52,421)
Effect of exchange rate on cash and cash equivalents	(490)	(8,759)	(8,824)
Net increase (decrease) in cash and cash equivalents	67,115	10,775	(43,213)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	30,221	97,336	108,111
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$97,336	$108,111	$64,898

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the years ended March 31,
	2015	2016	2017
Supplemental cash flow information
Income tax paid	$13,678	$13,327	$11,649
Interest paid	$2,392	$1,957	$3,600
Supplemental non-cash financing and investing activities
Payable for business acquisitions	$11,795	$9,350	$6,436
Payable for purchase of long term investments	$—	$3,743	$—
Payable for purchase of property and equipment	$7,902	$7,109	$11,830
Prepayment for business acquisitions	$22,215	$10,570	$3,322
Prepayment for long term investments	$—	$4,000	$—
Prepayment for purchase of property and equipment	$5,435	$11,318	$12,677

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The Company, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) are primarily engaged in providing medical examination services, disease screening services, and other healthcare related services in the People’s Republic of China (the “PRC”).

List of the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries as of March 31, 2017 were as follows:

		Percentage of
		beneficial interest
	Place of	by iKang
Names	incorporation	Healthcare Group, Inc.	Principal activities

Subsidiaries:
iKang Guobin Healthcare Group, Inc.(“iKang Guobin”)	BVI	100%	Holding company
ShanghaiMed iKang, Inc. (“Beijing iKang”)	PRC	100%	Sales of healthcare service
Shanghai iKang Co., Ltd. (“Shanghai iKang”)	PRC	100%	Sales of healthcare service
iKang Zhejiang, Inc. (“iKang Zhejiang BVI”)	BVI	73%	Holding company
iKang HealthManagement (Zhejiang) Co., Ltd. (“Zhejiang iKang”)	PRC	73%	Sales of healthcare service
Bayley & Jackson (China) Medical Services Limited (“Bayley & Jackson (Hong Kong)”)	Hong Kong	100%	Holding company
Beijing Bayley & Jackson Clinic Co., Ltd. (“iKang Beijing Ritan”)	PRC	100%	Medical examinations & clinical services

Yuanhua Healthcare Limited (“Yuanhua HK”)	Hong Kong	100%	Holding company
MediFast (Hong Kong) Limited (“MediFast”)	Hong Kong	80%	Medical examinations & clinical services

Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”)	PRC	100%	Sales of healthcare service
WA Centers HK Limited (“WA Health Care”)	Hong Kong	70%	Holding company
iKang(Shanghai) Financing Lease Co., Ltd. (“iKang(Shanghai) Financing Lease”)	PRC	100%	Lease services
iKang MRI Center, Inc.	BVI	70%	Medical service
iKang MRI Center, Limited	Hong Kong	100%	Medical service
iKang mHealth, Inc.	BVI	70%	Medical service
China Private Physician’s Clinic Group, Limited	Hong Kong	100%	Medical service
iKang Health Cloud Technology Limited	Hong Kong	100%	Medical service
iKang Health Cloud (Beijing) Software Co., Ltd. (“ikang Health Cloud”)	PRC	100%	Research & development
VIEs:
iKang Healthcare Technology Group Co., Ltd. (formerly named as “Shanghai iKang Guobin Holding Co., Ltd.”) (“iKang Holding”)	PRC	100%	Holding company
Hangzhou iKang Guobin Clinic Co., Ltd. (“iKang Hangzhou Xixi”)	PRC	73%	Medical examinations
Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”)	PRC	100%	Holding company
Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”)	PRC	80%	Sales of healthcare service

VIEs’ subsidiaries:
iKang Guobin Healthcare Group Co., Ltd. (formerly named as “Beijing iKang Online Technology Co., Ltd.”) (“iKang Online”)	PRC	100%	Sales of healthcare service
Beiijng iKang Medical Examination Application Technology Co., Ltd.	PRC	100%	Sales of healthcare service
Shenzhen iKang Co., Ltd. (“Shenzhen iKang”)	PRC	100%	Sales of healthcare service
Shanghai Yalong Daoyi Services Co., Ltd. (“Yalong Daoyi”)	PRC	100%	Sales of healthcare service
Guangzhou iKang Guobin Health Examination Co., Ltd. (“iKang Guangzhou Huanshi East/Tianhe”)	PRC	100%	Medical examinations
Shanghai Guobin Medical Center Co., Ltd. (“iKang Shanghai Xikang Road”)	PRC	100%	Medical examinations & clinical services
Shanghai Wangzu Guobin Medical Center Co., Ltd. (“iKang Shanghai Gubei”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Mingmen Clinic Co., Ltd. (“iKang Shanghai Pudong Avenue”)	PRC	100%	Medical examinations
Shenzhen iKang Guobin Hospital Management, Inc. (“Shenzhen Hospital Management”)	PRC	100%	Holding company
Shenzhen iKang Guobin Puji Clinic Co., Ltd. (formerly named as “Shenzhen Puji Clinic”) (“iKang Shenzhen Nanshan”)	PRC	100%	Medical examinations & clinical services

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Percentage of
		beneficial interest
	Place of	by iKang
Names	incorporation	Healthcare Group, Inc.	Principal activities

Beijing iKang Guobin Lidu Clinic Co., Ltd. (“iKang Beijing Lidu”)	PRC	100%	Medical examinations
Nanjing iKang Guobin Xinjie Clinic Co., Ltd. (“iKang Nanjing Xinjie”)	PRC	100%	Medical examinations
Shenzhen iKang Guobin Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Clinic”) (“iKang Shenzhen Luohu”)	PRC	100%	Medical examinations
Beijing iKang Guobin Jianwai Clinic Co., Ltd. (“iKang Beijing Jianguomen”)	PRC	100%	Medical examinations
Beijing iKang Guobin Zhongguan Clinic Co., Ltd. (“iKang Beijing Zhongguancun”)	PRC	100%	Medical examinations
Beijing iKang Guobin Jiuxianqiao Clinic Co., Ltd. (“iKang Beijing Yansha East”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Renren Clinic Co., Ltd. (“iKang Shanghai Yangpu”)	PRC	100%	Medical examinations
Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (“iKang Chengdu Waishuangnan”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Blue Cross Clinic Co., Ltd. (“iKang Shanghai Lujiazui”)	PRC	100%	Medical examinations
Shanghai Wenzhong Clinic Co., Ltd. (“Shanghai Wenzhong”)	PRC	71%	Medical examinations
Beijing iKang Guobin Clinic Co., Ltd. (“iKang Beijing Xuanwumen”)	PRC	100%	Medical examinations
Nanjing iKang Guobin Clinic Co., Ltd. (“iKang Nanjing Gulou”)	PRC	100%	Medical examinations
Shenzhen iKang Guobin Xinglin Clinic Co., Ltd. (formerly named as “Shenzhen Xinglin Clinic”) (“iKang Shenzhen Futian”)	PRC	100%	Medical examinations
Fujian iKang Guobin Health Management Co., Ltd. (“Fujian iKang”)	PRC	71%	Sales of healthcare service
Fuzhou iKang Guobin Clinic Co., Ltd. (“iKang Fuzhou Gulou”)	PRC	71%	Medical examinations
Beijing iKang Guobin Xinei Clinic Co., Ltd. (“iKang Beijing Xinei”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Fukang Clinic Co., Ltd. (“Yan’an West Road”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Zhonghuan Yipin Clinic Co., Ltd. (formerly named as “Shanghai Zhonghuan Yipin Clinic Co., Ltd.”) (“iKang Shanghai Zhonghuan”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Yipin Clinic Co., Ltd. (formerly named as “Shanghai Yipin Clinic Co., Ltd.”) (“iKang Shanghai Jing’an”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Waizhitan Clinic Co., Ltd. (“iKang Shanghai Yan’an East Road”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Jianzhiwei Clinic Co., Ltd. (formerly named as “Shanghai iKang Guobin Jianwei Clinic Co., Ltd.”) (“iKang Shanghai Jianwei”)	PRC	100%	Medical examinations
Hangzhou iKang Guobin Wenhui Clinic Co., Ltd. (“iKang Hangzhou Wenhui”)	PRC	100%	Medical examinations
Tianjin Heping Aibin Clinic Co., Ltd. (“iKang Tianjin Heping”)	PRC	100%	Medical examinations
Suzhou iKang Guobin Clinic Co., Ltd. (formerly named as “Suzhou Aibin Clinic, Co., Ltd.”) (“iKang Suzhou”)	PRC	100%	Medical examinations
Suzhou Zhuoyue Clinic Co., Ltd. (“Suzhou Zhuoyue”)	PRC	100%	Medical examinations
Changchun iKang Guobin Jiachang General Clinic Co., Ltd. (“iKang Changchun”)	PRC	100%	Medical examinations
Chengdu Jinjiang iKang Guobin Hongzhaobi Health Examination General Clinic Co., Ltd. (“iKang Chengdu Hongzhaobi”)	PRC	100%	Examination General Clinic Medical examinations
Chongqing Aibin Clinic Co., Ltd. (“iKang Chongqing”)	PRC	100%	Medical examinations
Guangzhou iKang Guobin Huacheng Clinic (LLP) (“iKang Guangzhou Wokang”)	PRC	100%	Medical examinations
Shenzhen iKang Guobin Kefa Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Kefa Clinic”) (“Shenzhen Kefa”)	PRC	100%	Medical examinations
Shanghai iKang Jianwei Healthcare Management Co., Ltd. (“Shanghai Jianwei Management”)	PRC	90%	Sales of healthcare services
Shanghai Yuanhua Clinic Co., Ltd. (“Yuanhua Clinic”)	PRC	100%	Medical examinations
Nanjing iKang Jun’an TCM Clinic Co., Ltd. (“iKang Nanjing Jun’an”)	PRC	100%	Medical examinations
Nanjing Aibin Health Information Consultancy Co., Ltd. (“Nanjing Aoyang Shunkang”)	PRC	100%	Sales of healthcare service
Jiangyin iKang Guobin Clinic Co., Ltd. (“iKang Jiangyin”)	PRC	100%	Medical examinations
Zhejiang Huzhou Ailikang Investment Management Co., Ltd. (“Zhejiang Ailikang”)	PRC	100%	Sales of healthcare services

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Percentage of
		beneficial interest
	Place of	by iKang
Names	incorporation	Healthcare Group, Inc.	Principal activities

Hangzhou iKang Jun’an Clinic Co., Ltd. (formerly named as “Hangzhou Aibo Huagang Clinic Co., Ltd.”) (“Hangzhou Aibo”)	PRC	100%	Medical examinations
Beijing iKang Jun’an Clinic Co., Ltd. (“iKang Beijing Jun’an”)	PRC	100%	Medical examinations & clinical services
Beijing iKang Guobin Yayun Clinic Co., Ltd. (“iKang Beijing Yayun”)	PRC	100%	Medical examinations
Changzhou iKang Guobin Clinic Co., Ltd. (“iKang Changzhou”)	PRC	62.5%	Medical examinations
Beijing iKang Guobin Baishi Clinic Co., Ltd. (“iKang Beijing Baishi”)	PRC	100%	Medical examinations
Chengdu Gaoxin iKang Guobin Chengnan Clinic Co., Ltd. (“Chengdu Gaoxin iKang West City”)	PRC	100%	Medical examinations
iKang Dental Hospital Management Co., Ltd. (“iKang Dental Hospital Management”)	PRC	100%	Management of dental services
Beijing iKang Guobin Wanzhishou Clinic Co., Ltd. (“iKang Beijing Wanzhishou”)	PRC	100%	Medical examinations
Foshan iKang Guobin Clinic Co., Ltd. (“iKang Foshan Clinic”)	PRC	100%	Medical examinations
Shanghai Huajian Health Examination Management Co., Ltd. (“Shanghai Huajian Management”)	PRC	100%	Sales of health care services
Shanghai Huajian Clinic Co., Ltd. (“Shanghai Huajian”)	PRC	100%	Medical examinations
Shanghai Jinxiu Huajian Clinic Co., Ltd. (“Shanghai Jinxiu Huajian”)	PRC	100%	Medical examinations
Shanghai Jinshen Huajian Clinic Co., Ltd. (“Shanghai Jinshen Huajian”)	PRC	100%	Medical examinations
Shenyang iKang Guobin Hospital Co., Ltd. (“iKang Shenyang Hospital”)	PRC	100%	Medical examinations
Shenyang Jin Ningshan Hospital Co., Ltd. (“iKang Shenyang Jin Ningshan Hospital”)	PRC	100%	Medical examinations
Shenyang Golden iKang Guobin Hospital Co., Ltd. (“Gold iKang Shenyang Hospital”)	PRC	100%	Medical examinations
Tianjin Hedong District iKang Guobin Dongrun Clinic Co., Ltd. (“iKang Tianjin Hedong Dongrun”)	PRC	100%	Medical examinations
Tianjin Hexi District iKang Guobin Fenghui Clinic Co., Ltd. (“iKang Tianjin Hexi Fenghui”)	PRC	100%	Medical examinations
Wuxi Woshi Hongtai Biotechnology Co., Ltd. (“Wuxi Woshi Hongtai”)	PRC	70%	Holding company
Beijing Woshi Hongtai Investment Management Consultancy Co., Ltd. (“Beijing Woshi Hongtai”)	PRC	70%	Sales of healthcare services
Beijing Zhenjing Clinic Co., Ltd. (“Beijing Zhenjing”)	PRC	70%	Medical examinations
Shanghai Zhenjing Hospital Management Co.,Ltd. (“Shanghai Zhenjing Hospital Management”)	PRC	70%	Sales of health care services
Shanghai Zhenjing Clinic Co., Ltd. (“Shanghai Zhenjing”)	PRC	70%	Medical examinations
Beijing iKang Guobin Shunping Clinic Co., Ltd. (“iKang Beijing Shunping”)	PRC	100%	Medical examinations
Beijing iKang Guobin Baiyunlu Clinic Co., Ltd. (“iKang Beijing Baiyunlu”)	PRC	100%	Medical examinations
Chongqing iKang Zhuoyue Clinic Co., Ltd. (“iKang Chongqing Zhuoyue”)	PRC	100%	Medical examinations
Tianjin iKang Guobin Yuecheng Clinic Co., Ltd. (“iKang Tianjin Yuecheng”)	PRC	100%	Medical examinations
China Physician Alliance Group, Limited. (“China Physician Alliance”)	PRC	82%	Sales of health care services
Xi’an iKang Guobin Medical Examination Management Co., Ltd. (“Xi’an iKang”)	PRC	70%	Sales of health care services
Xi’an Lianhu iKang Guobin Zhuoyue Hospital Co., Ltd. (“Xi’an Lianhu Yinglun”)	PRC	70%	Medical examinations
Xi’an Qujiang iKang Guobin Clinic Co., Ltd. (formerly named as “Xi’an Yanta Yinglun Clinic Co., Ltd.”) (“Xi’an Yanta Yinglun”)	PRC	70%	Medical examinations
Xi’an Weiyang iKang Guobin Clinic Co., Ltd. (“Xi’an Weiyang Yinglun”)	PRC	70%	Medical examinations
Yantai iKang Guobin Hongkang Health Management Co., Ltd. (“iKang Yantai Hongkang”)	PRC	100%	Sales of health care services
Yantai iKang Guobin Hongkang Health Examination Management Co., Ltd. (“iKang Yantai Hongkang Examination”)	PRC	100%	Sales of health care services
Guizhou iKang Guobin Health Technology Co., Ltd. (“Guizhou iKang”)	PRC	60%	Sales of health care services
Guizhou Wishstar Health Examination Clinic Co., Ltd. (“Guizhou Wishstar”)	PRC	60%	Medical examinations
Weifang Gaoxin iKang Guobin Clinic Co. Ltd. (“iKang Weifang Gaoxin”)	PRC	100%	Medical examinations
Wuhu iKang Guobin Clinic Co., Ltd (“Wuhui Kang”)	PRC	60%	Medical examinations
Chengdu Gaoxin iKang Dental Clinic Co., Ltd. (“iKang Chengdu Gaoxin”)	PRC	100%	Dental services

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Percentage of
		beneficial interest
	Place of	by iKang
Names	incorporation	Healthcare Group, Inc.	Principal activities

Shandong iKang Guobin Medical Examination Management Co., Ltd. (“Shandong iKang”)	PRC	70%	Sales of health care services
Jinan iKang Zhuoyue Medical Examination Management Co., Ltd. (“iKang Jinan Zhuoyue”)	PRC	70%	Medical examinations
Yinchuan iKang Guobin Ciming Clinic (Co., Ltd.) (“iKang Yinchuan Ciming”)	PRC	70%	Medical examinations
Ningxia iKang Guobin Health Examination Investment Holding Co., Ltd. (“Ningxia iKang”)	PRC	70%	Sales of health care services
Hangzhou iKang Guobin Jiangnan Avenue Clinic Co., Ltd. (“iKang Hangzhou Jiangnan Avenue”)	PRC	100%	Medical examinations
Ningbo Haishu iKang Guobin Clinic Co., Ltd. (“iKang Ningbo Haishu”)	PRC	100%	Medical examinations
Nanjing iKang Guobin Hedingqiao Clinic Co., Ltd. (“iKang Nanjing Hedingqiao”)	PRC	100%	Medical examinations
Wuhan iKang Guobin Xiandai Sunny Clinic Co., Ltd. (“iKang Wuhan Xiandai Sunny”)	PRC	100%	Medical examinations
Beijing Tianjian Sunny Health Science and Technology Co., Ltd. (“Beijing Tianjian Sunny”)	PRC	83%	Sales of health care services
Beijing iKang Guobin Sunny Jingchao Clinic Co., Ltd. (“iKang Beijing Jingchao”)	PRC	83%	Medical examinations
Beijing iKang Guobin Sunny Jingchun Clinic Co., Ltd. (“iKang BeijingJingchun”)	PRC	83%	Medical examinations
Guangzhou Zhenxing Traditional Chinese Medical Clinic Co., Ltd. (“Guangzhou Zhenxing”)	PRC	83%	Medical examinations
Beijing Tianzhikangjian Investment Management Co., Ltd. (“Beijing Tianzhikangjian”)	PRC	83%	Sales of health care services
Changsha iKang Guobin Health Consultancy Co., Ltd. (“Changsha iKang”)	PRC	83%	Sales of health care services
Beijing iKang Zhuoyue Jingxi Clinic Co., Ltd. (“iKang Beijing Jingxi”)	PRC	83%	Medical examinations
Yantai iKang Guobin Ciming Medical Examination Management Co., Ltd. (“Yantai Ciming”)	PRC	70%	Sales of health care services
Weifang Kuiwen iKang Guobin Ciming Clinic Co., Ltd. (“Weifang Kuiwen”)	PRC	70%	Medical examinations
Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd. Clinic (“Weihai Ciming Clinic”)	PRC	70%	Medical examinations
Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd. (“Weihai Ciming”)	PRC	70%	Sales of health care services
Chengdu iKang Guobin Ommay Health Examination Hospital Co., Ltd. (“Chengdu Ommay”)	PRC	100%	Medical examinations
Beijing Bohui Clinic Co., Ltd. (“Beijing Bohui”)	PRC	100%	Medical examinations
Beijing Zhongpu Bohui Clinic Co., Ltd. (“Beijing Zhongpu Bohui”)	PRC	100%	Medical examinations
Beijing iKang Guobin Headquarter Base Clinic Co., Ltd. (“Headquarter Base Clinic”)	PRC	100%	Medical examinations
Chengdu Qingyang iKang Guobin Luomashi Clinic Co., Ltd. (“Chengdu Qingyang Clinic”)	PRC	100%	Medical examinations
Mianyang iKang Guobin Clinic Co., Ltd. (“Mianyang Clinic”)	PRC	100%	Medical examinations
Shenyang Shenhe iKang Guobin Clinic Co., Ltd. (“Shenyang Shenhe Clinic”)	PRC	100%	Medical examinations
Changchun Kuancheng District iKang Guobin General Clinic Co., Ltd. (“Changchun Kuancheng Clinic”)	PRC	100%	Medical examinations
Kaili iKang Guobin Medical Examination Management Co, Ltd. (“ Kaili iKang Guobin”)	PRC	100%	Medical examinations
Bijie iKang Guobin Medical Examination Management Co, Ltd. (“ Bijie iKang Guobin”)	PRC	100%	Medical examinations
Guangzhou iKang Guobin Linhe Clinic Co., Ltd. (“Guangzhou Linhe Clinic”)	PRC	100%	Medical examinations
Changsha iKang Zhuoyue Clinic Co., Ltd. (“Changsha Zhuoyue”)	PRC	100%	Medical examinations
Changsha Aibin Clinic Co., Ltd. (“Changsha Aibin”)	PRC	100%	Medical examinations
Wuhan iKang Zhuoyue Clinic Co., Ltd. (“Wuhan Zhuoyue”)	PRC	100%	Medical examinations
Guangzhou iKang Jun’an Clinic Co., Ltd. (“Guangzhou Jun’an”)	PRC	100%	Medical examinations
Wuxi iKang Guobin Clinic Co., Ltd. (“Wuxi iKang Guobin”)	PRC	70%	Medical examinations
Zhenjiang iKang Guobin Clinic Co., Ltd. (“Zhenjiang Clinic”)	PRC	60%	Medical examinations
Qingdao iKang Zhuoyue Health Management Co., Ltd. (“Qingdao Zhuoyue”)	PRC	100%	Sales of health care services
Shanghai iKang Jun’an Clinic Co., Ltd. (“Shanghai Jun’an”)	PRC	100%	Medical examinations
Shenzhen iKang Guobin Ruikang Clinic Co., Ltd. (“Shenzhen Ruikang Clinic”)	PRC	100%	Medical examinations
Yinchuan iKang Guobin Clinic (Co., Ltd.) (“Yinchuan Clinic”)	PRC	100%	Medical examinations
Tianjin Hexi District ikang Guobin Clinic Co., Ltd. (“Tianjin Hexi”)	PRC	100%	Medical examinations
Hangzhou Beige Health Management Co., Ltd. (“Hangzhou Beige”)	PRC	100%	Sales of health care services

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

In March 2017, one of Yuanhua Information’s shareholders, Mr. Lei Zhao, was changed to Ms. Juan Tan; Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders entered into a new series of contractual arrangements with the same terms and the original contractual arrangements were terminated.

In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operation of Beijing Jiandatong and is able to receive substantially all the economic benefits of Beijing Jiandatong.

Starting from January 31, 2012, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing healthcare services in the PRC; however, in order to operate under a foreign-invested enterprise, the Group needs to reapply for the licenses or permits required for conducting such business from the Ministry of Health and Ministry of Commerce, because currently most licenses of the Group to conduct healthcare services are held by PRC entities. As of March 31, 2017, the Group has not yet applied for such licenses or permits.  Therefore the Group still operates through its VIE entities.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The shareholders of the VIEs and the Company are as the following:

(1)                                 iKang Holding’s shareholders are Mr. Lee Ligang Zhang and Mr. Boquan He, each of whom holds 50% of the equity interest in iKang Holding.

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

(4)                                 Yuanhua Information’s shareholders are Mr. Haiqing Hu and Ms. Juan Tan, who hold 80% and 20% of the equity interest in Yuanhua Information, respectively.

(5)                                 Mr. Lee Ligang Zhang and Mr. Boquan He are shareholders of the Company, who held 25.6% and 14.8% voting interest of the Company as of March 31, 2015, respectively. They own the equity interests in iKang Holding and iKang Hangzhou Xixi. Other than Mr. Lee Ligang Zhang and Mr. Boquan He, none of the Company’s shareholders owns equity interests in iKang Holding and iKang Hangzhou Xixi.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of and for the years ended March 31(after inter-company elimination):

	As of March 31,
	2016	2017

Cash and cash equivalents	$92,231	$49,222
Accounts receivable and other current assets	128,400	131,780
Total current assets	220,631	181,002
Property and equipment, net	126,897	158,662
Acquired intangible assets, net	35,122	24,337
Other noncurrent assets	277,689	256,522
Total non-current assets	439,708	439,521
Total assets	660,339	620,523
Deferred revenues	52,210	57,361
Accounts payable and other current liabilities	124,754	201,260
Total current liabilities	176,964	258,621
Total non-current liabilities	238,889	108,706
Total liabilities	415,853	367,327

	For the years ended March 31,
	2015	2016	2017

Net revenues	$248,202	$330,391	$379,606
Net income	$35,643	$12,614	$12,012

	For the years ended March 31,
	2015	2016	2017

Net cash provided by operating activities	$76,495	$92,294	$54,439
Net cash used in investing activities	$(91,833)	$(239,274)	$(44,407)
Net cash provided by (used in) financing activities	$26,882	$216,341	$(53,041)

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

For the years ended March 31, 2015, 2016 and 2017, the amounts charged to the VIEs and their subsidiaries by WOFEs related to the service fees was $3,515, $3,354 and $2,245, respectively and was eliminated upon consolidation.

The VIE entities contributed an aggregate of 85.4%, 89.1% and 87.1% of the consolidated net revenues for the years ended March 31, 2015, 2016 and 2017, respectively. The Company’s operations not conducted through contractual arrangements with the VIE entities primarily consist of its high-end health check services. As of the fiscal years ended March 31, 2016 and 2017, the VIE entities accounted for an aggregate of 82.2% and 85.2%, respectively, of the consolidated total assets, and 94.9% and 92.7%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, accounts receivable and prepaid expenses and other current assets.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE entities. However, if the VIE entities ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE entities through loans to the shareholders of the VIEs or entrustment loans to the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment of property and equipment, purchase price allocation relating to business acquisitions, the useful lives and impairment of intangible assets, impairment of goodwill, impairment of long-term investments, valuation allowance for deferred tax assets, share-based compensation, interest accrual on long term loans, fair value of long-term available-for-sale investments, common shares, convertible redeemable preferred shares and forward contracts.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The Group decides to write off a receivable and the corresponding provision when events indicate that there is a remote chance that an account receivable can be collected, such as liquidation of a customer or termination of business cooperation.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The Group also measures certain assets, including long-term investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

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

Cash and cash equivalents of the Group included aggregate amounts of $98,577 and $57,553 at March 31, 2016 and 2017, respectively, which were denominated in RMB.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. No customer accounted for 10% or more of total revenues for the years ended March 31, 2015, 2016 and 2017, respectively.  No customer accounted for 10% or more of accounts receivable as of March 31, 2016 and 2017, respectively.

Inventories

Inventories are medical consumable supplies and are stated at the lower of cost or market value.  Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories.  The Group did not record a write-down of inventories for the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired.  Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the estimated attrition pattern of the acquired customers, and amortization of other finite- lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The Group did not incur any impairment loss on goodwill for the years ended March 31, 2015, 2016 and 2017, respectively.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

Cost method investments

For equity investments that are not considered to be equity securities that have readily determinable fair values and over which the Group has neither significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

Equity method investments

The Group applies the equity method to account for an equity investment in common stock or in-substance common stock over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

Equity method investments - continued

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

Available-for-sale investments

Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

Revenue recognition

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

For individual customers, fees are collected before the performance of the services while corporate customers prepay a portion of service fees upon signing of the master contract, which is recorded as deferred revenue by the Group.  All fees for services rendered are first charged against the corporate customer’s deferred revenues until it is entirely exhausted before the Group starts to invoice the corporate customers.  The Group records accounts receivables from its corporate customers when the examination reports of the employees of corporate customers have been delivered or uploaded on line but the Group has not received remaining payments from the corporate customers.

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

Before the enforcement of value-added taxes (“VAT”) policy, revenue was stated net of business tax and related surcharges. The Group recorded $2,156, $2,692, and $910 business tax and related surcharges for the years ended March 31, 2015, 2016 and 2017, respectively.

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added taxes (“VAT”) reform program (“Pilot Program”) in Shanghai, applicable to businesses in selected industries. Such VAT pilot program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of Business Tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax (“VAT”) - continued

On March 23, 2016, State Administration of Taxation launched Cai Shui [2016] No.36 (“Circular 36”), which take effect from May 1, 2016. In accordance with Circular 36, entities and individuals engaged in sales of services, intangible assets or real property within the territory of the People’s Republic of China are value-added taxpayers, and shall pay value-added tax (“VAT”) rather than business tax (“BT”) according to these Measures. With the effect of Circular 36, Pilot Program is repealed.

Pursuant to Circular 36, VAT exemption applies to medical services where all of the following conditions should be satisfied: (1) The medical institutions have obtained the Practice License for Medical Institutions in accordance with the Administrative Regulations on Medical Institutions of the State Council; (2) Medical services include the services which are listed in the Specifications for Pricing Items of National Medical Services; and (3) The price of medical services shall not be higher than the guiding prices for medical services set by competent price departments at or above the prefecture (city) level. Circular 36 becomes effective from May 1, 2016. In accordance with Circular 36, the Group’s medical services are not currently subject to VAT.

Non-monetary exchange

The Group occasionally exchanges medical examination services with advertising agencies for advertising credits. The amount of deferred revenues and prepaid expenses is based on the fair value of the medical examination services surrendered which approximates the price the Group offers to the individual customers and is more readily determinable. The amounts of revenues recognized for non-monetary transactions were $571, $1,767 and $674 for the years ended March 31, 2015, 2016 and 2017, respectively. Direct costs attributable to the revenues have been immaterial.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2015, 2016 or 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings (loss) per share - continued

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

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), cumulative foreign currency translation adjustments, unrealized gain (loss) in available-for-sale investments and net of tax effect for years ended March 31, 2015, 2016 and 2017, and is reported in the statement of shareholder’s equity.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

Newly adopted accounting pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-12, which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation— Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement- Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

Newly issued accounting pronouncements not yet adopted

In November 2015, the FASB issued a new pronouncement ASU 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

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

In May 2014, the FASB issued ASU 2014-09 which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

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

An entity should apply the amendments in this ASU using one of the following two methods: - continued

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

2.             Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. - continued

In August 2015, the FASB issued a new pronouncement ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements. The Group expects to adopt the guidance using the modified retrospective approach, but has not yet completed its evaluation process.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

2.             Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. - continued

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard ASC 606. The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of this guidance will have on its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

2.             Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. - continued

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Group does not expect the adoption of this guidance will have a material impact to its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

2.             Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. - continued

In October 2016, the FASB issued a new pronouncement, ASU 2016-17, which amends the guidance in U.S. GAAP on related parties that are under common control. Specifically, the new ASU requires that a single decision maker consider indirect interests held by related parties under common control on a proportionate basis in a manner consistent with its evaluation of indirect interests held through other related parties. That is, the single decision maker does not consider indirect interests held through related parties as equivalent to direct interests in determining whether it meets the economics criterion to be a primary beneficiary. The ASU does not change the need for a single decision that has determined that it individually does not meet the criterion to be a primary beneficiary to then evaluate whether the related-party group meets these conditions and, if so, to determine whether the single decision maker is the party most closely associated with the variable interest entity in the related-party group. For public business entities, the guidance in ASU 2016-17 is effective for annual periods beginning on or after December 15, 2016, including interim and annual periods. Entities that have not yet adopted ASU 2015-02 are required to adopt the guidance in ASU 2016-17 at the same time they adopt the amendments in ASU 2015-02. All entities are allowed to early adopt the new guidance and may do so in an interim period. The Group does not expect the adoption of this guidance will have a material impact to its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this AUS do not provide a definition of restricted cash or restricted cash equivalents.  The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period.  The amendments in this ASU should be applied using a retrospective transition method to each period presented.  The Group does not expect the adoption of this guidance will have a material impact to its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

2.             Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. - continued

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business.  The ASU requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements.  Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim periods within those periods.  Early application of the amendments in this ASU is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosures are required at transition.  The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.             ACQUISITIONS - continued

(1)           Acquisition of Shanghai Huajian Management - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Shanghai Huajian Management have been included in the Group’s consolidated financial statements since the date of acquisition.  Shanghai Huajian Management contributed net revenue of $10,772, $16,953 and $15,944, and net loss of $676, net income $1,913 and $2,148 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.             ACQUISITIONS - continued

(2)           Acquisition of iKang Shenyang Hospital - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shenyang Hospital have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Shenyang Hospital contributed net revenue of $469, $348 and nil, net loss of $392, $168 and $319 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.             ACQUISITIONS - continued

(3)           Acquisition of iKang Shenyang Ningshan Hospital - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shenyang Ningshan Hospital have been included in the Group’s consolidated financial statements since the date of acquisition.  iKang Shenyang Ningshan Hospital contributed net revenue of $144, $417 and $81, and net loss of $124, $256 and $359 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.             ACQUISITIONS - continued

(4)           Acquisition of Gold iKang Shenyang Hospital - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Gold iKang Shenyang Hospital have been included in the Group’s consolidated financial statements since the date of acquisition. Gold iKang Shenyang Hospital contributed net revenue of $44, $832 and $779, and net loss of $475, $143 and $497 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(5)                                 Acquisition of iKang Tianjin Hedong Dongrun - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Tianjin Hedong Dongrun have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Tianjin Hedong Dongrun contributed net revenue of $30, $842 and $1,026, and net loss of $47, $304 and $360 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(6)                                 Acquisition of iKang Tianjin Hexi Fenghui - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Tianjin Hexi Fenghui have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Tianjin Hexi Fenghui contributed net revenue of $59, $770 and $625, and net loss of $73, $426 and $679 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(7)                                 Acquisition of WA HK - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of WA Health Care have been included in the Group’s consolidated financial statements since the date of acquisition.  WA Health Care contributed net revenue of $494, $7,841 and $4,129, and net loss of $203, net income $428 and net loss $2,057 to the Group’s consolidated statements of operations in the years ended March 31, 2015, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(8)                                 Acquisition of Chengdu Ommay - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Chengdu Ommay have been included in the Group’s consolidated financial statements since the date of acquisition. Chengdu Ommay contributed net revenue of $1,128 and $1,817, and net loss of $681 and $266 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively.

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

		Estimated
		useful lives
Net tangible assets:
Non-current assets	$927
Total	927

Intangible assets acquired:
Customer relationship	1,581	5.0 years
Operating license	32	2.0 years
Goodwill	4,406
Deferred tax liability	(493)
Total	5,526
Non-controlling interest	(1,613)

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(9)                                 Acquisition of Yinchuan Ciming - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Yinchuan Ciming have been included in the Group’s consolidated financial statements since the date of acquisition. Yinchuan Ciming contributed net revenue of $3,746 and $2,863, and net income of $803 and $25 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(10)                          Acquisition of Beijing Tianzhikangjian - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Beijing Tianzhikangjian have been included in the Group’s consolidated financial statements since the date of acquisition. Beijing Tianzhikangjian contributed net revenue of $7,420 and $10,704, and net loss of $2,886 and $537 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(11)                          Acquisition of iKang Yantai Hongkang and iKang Yantai Hongkang Management (“Yantai Hongkang”) - continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Yantai Hongkang have been included in the Group’s consolidated financial statements since the date of acquisition. Yantai Hongkang contributed net revenue of $3,272 and $2,543, and net loss of $66 and $28 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively.

(12)                          Acquisition of Yantai Ciming, Weifang Kuiwen and Weihai (“Shandong Ciming Clinics”)

On August 14, 2015, the Group acquired 70% equity interest of Shandong Ciming Clinics, formerly named Yantai Ciming Medical Examination Management Co., Ltd, Weifang Kuiwen Ciming Clinic Co., Ltd. and Weihai Ciming Medical Examination Management Co., Ltd., which operates medical examination service centers in three major cities in Shandong province, with cash consideration of $7,260. Acquisition-related costs were nil.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The operating results of the acquired business of Shandong Ciming Clinics have been included in the Group’s consolidated financial statements since the date of acquisition. Shandong Ciming Clinics contributed net revenue of $3,711 and $5,646, and net loss of $1,330 and $1,735 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively.

(13)                          Acquisition of Xi’an iKang

On December 17, 2015, the Group acquired 70% equity interest of Xi’an iKang, which has 100% ownership in three medical centers under the brand name of Xi’an Inlung, formerly named Xi’an Lianhu Inlung Medical Center, Xi’an Weiyang Inlung Medical Center and Xi’an Yanta Inlung Medical Center, with a total cash consideration of $6,721, including contingent consideration of $2,846 which is primarily based on the performance of Xi’an iKang for the period from April 1, 2016 to March 31, 2017. The performance period was subsequently agreed and extended to September 30, 2017. The fair value of the contingent consideration on the acquisition date was $2,846 determined by the Group with the assistance of American Appraisal China Limited, an independent appraiser. Acquisition-related costs were nil. The fair value of the contingent consideration was remeasured at $2,626 as of March 31, 2017.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(13)                          Acquisition of Xi’an iKang - continued

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

The operating results of the acquired business of Xi’an iKang have been included in the Group’s consolidated financial statements since the date of acquisition.  Xi’an iKang contributed net revenue of $267 and $4,866, and net loss of $663 and $784 to the Group’s consolidated statements of operations in the year ended March 31, 2016 and 2017, respectively. The change in fair value of the contingent consideration during the years ended March 31, 2016 and March 31, 2017 was nil.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(14)                          Acquisition of Wuhan Xiandai Sunny

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

The operating results of the acquired business of Wuhan Xiandai Sunny have been included in the Group’s consolidated financial statements since the date of acquisition. Wuhan Xiandai Sunny contributed net revenue of $120 and $742, and net loss of $173 and $702 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively. There is no change in fair value of contingent consideration in the year ended March 31, 2017.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The operating results of the acquired business of Guizhou Winstar have been included in the Group’s consolidated financial statements since the date of acquisition. Guizhou Winstar contributed net revenue of nil and $4,349, and net income of $10 and net loss $305 to the Group’s consolidated statements of operations in the years ended March 31, 2016 and 2017, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(16)                          Acquisition of Beijing Bohui

On May 20, 2016, the Group acquired 100% equity interest of Beijing Bohui Clinic Co., Ltd. and Beijing Zhongpu Bohui Clinic Co., Ltd. (collectively, “Beijing Bohui”), which provide medical examination services, with cash consideration of $5,371. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives
Net tangible assets:
Current assets	$770
Non-current assets	1,611
Current liabilities	(2,135)
Total	246

Intangible assets acquired:
Customer relationship	504	4.6 years
Operating license	61	2.6 years
Goodwill	4,777
Deferred tax liability	(217)
Total	5,125

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.  The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Beijing Bohui have been included in the Group’s consolidated financial statements since the date of acquisition. Beijing Bohui contributed net revenue of $3,795, and net income $1,382 to the Group’s consolidated statements of operations in the year ended March 31, 2017.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(17)                          Pro forma information

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

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2016 and 2017 assuming that the acquisitions of Chengdu Ommay, Yinchuan Ciming, Beijing Tianzhikangjian, Yantai Hongkang, Shandong Ciming, Wuhan Xiandai Sunny, Xi’an iKang, Guizhou Winstar and Beijing Bohui occurred as of April 1, 2015. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2016	2017
	(Unaudited)	(Unaudited)
Pro forma net revenue	$386,848	$435,550
Pro forma net income/(loss) attributable to common shareholders of iKang Healthcare Group, Inc.	$12,450	$(11,417)

(18)                          Acquisition of Asset

On September 9, 2015, the Group acquired the operating license of Tianjin Nankai Clinic with a cash consideration of $435.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31,
	2016	2017
Accounts receivable	$88,492	$93,837
Less: allowance for doubtful accounts	14,329	14,261
Accounts receivable, net	$74,163	$79,576

Movement of allowance for doubtful accounts is as follows:

	As of March 31,
	2015	2016	2017
Balance at beginning of year	$4,330	$8,055	$14,329
Charge to expenses	3,758	8,509	6,136
Write off	(42)	(1,822)	(5,170)
Exchange difference	9	(413)	(1,034)
Balance at end of year	$8,055	$14,329	$14,261

5.                                      INVENTORIES

Inventories consist of the following:

	As of March 31,
	2016	2017
Medical consumable supplies	$4,015	$6,781

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2016	2017
Advance to suppliers	$24,930	$19,433
Advance payments to acquisitions	10,570	3,322
Staff advance	5,485	6,630
Prepaid rental expenses	7,788	8,744
Prepaid expenses (1)	4,302	2,067
Advance payments for investment	4,000	—
Other receivable	5,557	9,400
Interest income receivable	27	140
	$62,659	$49,736

(1)                                 Prepaid expenses mainly consist of amounts paid for professional fees and advertisement fees for which relating services have not been provided.

7.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2016	2017
Medical equipment	$100,514	$119,654
Leasehold improvements	67,542	101,355
Computer equipment and application software	15,740	14,743
Furniture and fixtures	10,557	17,004
Motor vehicles	1,389	1,255
Construction in progress	4,058	195
Less: accumulated depreciation and amortization	69,630	91,125
Property and equipment, net	$130,170	$163,081

Depreciation expenses charged to the consolidated statement of operations for the years ended March 31, 2015, 2016 and 2017 were $14,691, $19,625 and $27,560, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      LONG-TERM INVESTMENTS

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

	As of March 31,
	2016	2017
Cost method investments (1)	$48,583	$46,724
Equity method investments (2)	144,442	127,233
Available-for-sale investments (3)	7,083	6,801
	$200,108	$180,758

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

In May 2015, the Group invested 1.8% equity interests of American Well Corporation (“AW”), a Delaware company with a cash consideration of approximately $13,500. The Group used cost-method to account for the investment as the Group has no representative on AW’s board of directors and does not have the ability to exercise significant influence over the operating and financial policies of AW. The Group used cost method to account for this investment.

In September 2015, the Group purchased preferred shares of Elysium Health, Inc., a US medical services supplement company with cash consideration of $2,000, for 8.7% equity ownership on an as converted basis. The Group has no representative on Elysium Health’s board of directors and does not have the ability to exercise significant influence over the operating and financial policies of Elysium Health. The Group used cost method to account for this investment.

In March 2016, the Group invested 4.0% equity interests of Shanghai Yimi Information Technology Co., Ltd., a company providing consulting and training service in medical industry, with a cash consideration of approximately $993. The Group has no representative on its board of directors and does not have the ability to exercise significant influence over the operating and financial policies of this investment. The Group used cost method to account for this investment.

In October 2016, the Group invested 5.0% equity interests in Shanghai Baian Dataview Information Technology Co., Ltd., which provides consulting and training service in medical industry, with a cash consideration of approximately $232. The Group has no representative on its board of directors and does not have the ability to exercise significant influence over the operating and financial policies of this company.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      LONG-TERM INVESTMENTS - continued

(2)                                 Equity method investments

In September 2015, the Group invested 21.8% equity interest of Shenzhen Topsky Jianxin Technology Co., Ltd. (“Topsky”) with a cash consideration of approximately $10,372. The transaction was closed in October 2015. The Group has two out of five representations on Topsky’s board of directors and has the ability to exercise significant influence over the operating and financial policies of Topsky. The Group accounted for this investment as equity method investment and recognized losses of $335 and $931 for the years ended March 31, 2016 and 2017.

In December 2015, a share purchase agreement was signed by the Group and Worldcare International Inc., a worldwide medical institution providing innovative advisory services for various hospitals and medical organizations, pursuant to which the Group agreed to invest $4,032 to acquire 20% equity interest. The transaction has been closed in January 2016. The Group accounted for this investment as equity method investment because the Group has one out of five representations on the investee’s board of directors and has the ability to exercise significant influence but does not control over the investees and recognized its share of loss of $43 and $246 for the years ended March 31, 2016 and 2017, respectively.

In February 2016, the Group completed a strategic investment in New China Life Insurance Health Investment Management Co., Ltd. (“NCI Health”), which was established by New China Life Insurance Co., Ltd. on December 13, 2012 and operates sixteen medical centers in 16 cities in China, with a total cash consideration of $119,363. After the investment, the Group holds 45% equity interest in NCI Health. The Group has two out of five representations on NCI Health’s board of directors and has the ability to exercise significant influence but does not have control over NCI Health and used the equity method to account for the investment. The Group recognized its share of loss of $1,354 and $7,985 for the years ended March 31, 2016 and 2017, respectively. NCI Health’s audited financial statements for eleven months ended December 31, 2016 are included at the end of this annual report in accordance with Regulation S-X Rule 3-09.

The Group purchased 40% equity interest of Beijing Minzhong Clinic Co., Ltd. (“Beijing MZ”) with a total cash consideration of $12,407. The transaction was closed in March 2016. The Group has one out of three representations on Beijing MZ’s board of directors and has the ability to exercise significant influence but does not have control over Beijing MZ and used the equity method to account for the investment. The Group recognized its share of loss of $385 for the year ended March 31, 2017.

In August 2016, the Group invested 49% equity interest of Shanghai Changqingshu Health Management Co., Ltd. (“Changqingshu”) with a total cash consideration of $712. The transaction was closed in November 2016. The Group has two out of five representations on Changqingshu’s board of directors and has the ability to exercise significant influence over the operating and financial policies of Changqingshu but does not have control over Changqingshu. Since Changqingshu has not begun operation as of March 31, 2017, no share of income or loss is recognized for the year ended March 31, 2017.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

8.                                      LONG-TERM INVESTMENTS - continued

(2)                                 Equity method investments - continued

The Group summarizes the condensed financial information below of the Group’s equity method investments as a group in accordance with Rule 4-08 of Regulation S-X. The summarized financial information of the equity method investments were as follows:

	As of March 31,
	2016	2017
Current assets	$187,583	$166,991
Non-current assets	32,618	32,205
Current liabilities	26,196	35,167
Non-current liabilities	—	135

	For the years ended March 31,
	2015	2016	2017
Total revenues	$—	$52,185	$56,253
Gross profits	—	16,580	17,503
Loss from operations	—	(23,094)	(23,070)
Net loss	—	(23,181)	(22,657)

(3)                                 Available-for-sale investments

In June 2015, the Group acquired 20% equity interest in Shanghai Shenmin Medical Technology Company Limited, for a cash consideration of US$1,897, which is a medical technology company incorporated under the laws of the PRC. The investment was classified as available-for-sale investment since it can be redeemed at the option of the Group once the redeemable events occurred and measured subsequently at fair value which will be subsequently disposed. The change in fair value was nil. There was no unrecognized gain or loss recognized for the years ended March 31, 2016 and 2017.

In June 2015, the Group invested $5,000 in China Medonline Inc. (“HDF”), a company engaging in providing on-line medical services, for 1% equity ownership interests on an as converted basis. The investment was classified as available-for-sale investment since it can be redeemed at the option of the Group once the redeemable events occurred, and measured subsequently at fair value. $186 unrecognized gain and $161 unrecognized loss were recorded for the years ended March 31, 2016 and 2017.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

9.                                      ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization, impairment and net carrying amount of the intangible assets are as follows:

	As of March 31,
	2016	2017
Acquired intangible assets not subject to amortization
Trade-name	$11,169	$10,486
Acquired intangible assets subject to amortization
Customer relationship	38,708	36,913
Operating licenses	5,670	5,371
Favorable lease contracts	1,850	1,733
Contract backlog	85	79
Non-compete agreement	452	451

Less: accumulated amortization
Customer relationship	16,417	23,946
Operating licenses	2,739	3,277
Favorable lease contracts	765	1,043
Contract backlog	85	79
Non-compete agreement	339	451
Less: impairment	410	385
Intangible assets, net	$37,179	$25,852

Amortization expenses for the years ended March 31, 2015, 2016 and 2017 were $5,221, $10,769 and $9,853, respectively. Amortization expenses for the years ending March 31, 2018, 2019, 2020, 2021, 2022 and thereafter would be $6,776, $4,372, $2,490, $590, $187 and $951, respectively. No impairment loss was recognized on acquired intangible assets during the years ended March 31, 2015, 2016 and 2017, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

10.                               GOODWILL

The changes in carrying amounts of goodwill for the years ended March 31, 2016 and 2017 were as follows:

	As of March 31,
	2016	2017
Gross amount:
Beginning balance	$97,635	$134,239
Additions for the year by acquisitions of
Beijing Bohui	—	4,777
Beijing Tianzhikangjian	15,542	—
Xi’an iKang	7,415	—
Yinchuan Ciming	4,406	—
Yantai Hongkang	3,690	—
Wuhan Xiandai Sunny	3,131	—
Chengdu Ommay	2,853	—
Shangdong Ciming	2,361	—
Guizhou Winstar	725	—
Exchange difference	(3,519)	(6,589)
Ending balance	134,239	132,427

Accumulated impairment loss:
Beginning balance	25,534	25,400
Exchange difference	(134)	(210)
Ending balance	25,400	25,190
Goodwill	$108,839	$107,237

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2016	2017
Acquisitions consideration payable (1)	$13,093	$6,436
Accrued payroll and welfare	10,361	11,880
Accrued rental expense	5,498	6,640
Other payables	6,101	9,727
Collection received on behalf of and payable to the former shareholders of business acquired	2,786	1,449
Other taxes payable	3,641	4,209
Interest expense payable	2,838	13,116
Accrued social insurance	2,495	3,650
Accrued outsourcing cost	591	1,892
Dividend payable (2)	—	279
	$47,404	$59,278

(1)                                 Acquisitions consideration payable consists of remaining payables to sellers of the acquired business for the years ended March 31, 2016 and 2017, which were as follows:

	As of March 31,
	2016	2017
Xi’an iKang	3,484	2,626
Beijing Tianzhikangjian	1,830	1,714
Yantai Hongkang	1,480	718
Gold iKang Shenyang Hospital	353	331
Shandong Ciming	699	307
Suzhou Aoyang	217	203
iKang Tianjin Hedong Dongrun	248	174
iKang Tianjin Hexi Fenghui	248	174
Nanjing Aoyang	155	145
Wuhan Xiandai Sunny	171	44
Beijing MZ	3,743	—
Yinchuan Ciming	465	—
	$13,093	$6,436

(2)                                 As of March 31, 2017, the balance represents the dividend payable for the non-controlling interest shareholder of MediFast.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS

	As of March 31,
	2016	2017
Bank borrowings (1)	$53,364	$38,659
Long-term loans due within one year (2)	—	72,640
	$53,364	$111,299

(1)                                 In June 2015, iKang Online signed a one-year loan framework agreement with an amount no more than $77,543 with Xiamen International Bank, to satisfy the daily operating need of the Group. The annual interest rate is 2.22%. In June 2015, iKang Online borrowed a one-year loan of $13,958 under the framework agreement. In July 2015, iKang Online borrowed a one-year loan of $6,058 under the framework agreement. In August 2015, iKang Online borrowed a one-year loan of $10,861 under the framework agreement. To sum up, iKang Online borrowed $30,877 from Xiamen International Bank in the fiscal year ended March 31, 2016. All such loans were repaid in the fiscal year ended March 31, 2017.

In July 2015, iKang Holding signed a ten-month loan framework agreement with China Merchants Bank to satisfy the daily operating need of the clinics. The annual interest rate is 7.20%. In July 2015, iKang Holding borrowed a ten-month loan of $7,754 under the framework agreement. As of March 31, 2016, the above amount of short-term borrowing remained outstanding, and was subsequently repaid in May 2016.

In September 2015, iKang Holding borrowed a loan of $2,326 from Bank of China to satisfy the daily operating need of the clinics, at the annual interest rate 4.60%. Such loan was repaid in September 2016.

In October 2015, iKang Holding borrowed a loan of $3,102 from Bank of China to satisfy the daily operating need of the clinics, at the annual interest rate 4.60%. Such loan was repaid in December 2016.

In November 2015, iKang Online signed a one-year loan framework agreement with China Minsheng Bank, to satisfy the daily operating need of the Group. The annual interest rate is 4.35%. In November 2015, iKang Online borrowed a one-year loan of $5,273 under the framework agreement. In December 2015, iKang Online borrowed a one-year loan of $2,481 under the framework agreement. To sum up, iKang Online borrowed $7,754 from China Minsheng Bank in the fiscal year ended March 31, 2016. All such borrowings were repaid in the year ended March 31, 2017.

In December 2015, iKang Holding borrowed a one-year loan of $1,551 from Bank of China to satisfy the daily operating need of the clinics. The annual interest rate is 4.35%. Such loan was repaid in December 2016.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS - continued

(1)                                 - continued

In December 2015, iKang Holding signed a two-year loan framework agreement with China Merchants Bank to satisfy the daily operating need of the clinics, among which $218 and $5,957 were repaid in June and December 2016 respectively. The annual interest rate is 4.75%. In June 2016, iKang Holding borrowed an eighteen-month loan of $3,632 under the framework agreement, among which $73 and $73 were repaid in December 2016 and March 2017 respectively. The annual interest rate is 4.75%. In September 2016, iKang Holding signed a fifteen-month loan $2,179 of framework agreement with China Merchants Bank to satisfy the daily operating need of the clinics. The annual interest rate is 4.75%. As of March 31, 2017, the above amount of short-term borrowing remained outstanding, which amounted to $11,056.

In June 2016, iKang Online borrowed a one-year loan of $2,906 from Industrial and Commercial bank of China to satisfy the daily operating need of the Group. The annual interest rate is 4.35%. In November 2016, iKang Online borrowed a six-month loan of $2,905 from Industrial and Commercial Bank of China to repay other loans. The annual interest rate is 4.35%. As of March 31, 2017, the above amount of short-term borrowing remained outstanding, which amounted to $5,811.

In December 2016, iKang Holding borrowed a one-year loan of $7,263 from HSBC to satisfy the daily operating need of the clinics, among which $2,905 was repaid in March 2017. The annual interest rate is 4.13%. As of March 31, 2017, the above amount of short-term borrowing remained outstanding, which amounted to $4,358.

In December 2016, iKang Holding borrowed a one-year loan of $14,528 from Xingye Bank to satisfy the daily operating need of the clinics. The annual interest rate is 4.35%. As of March 31, 2017, the above amount of short-term borrowing remained outstanding.

In March 2017, iKang Renren borrowed a one-year loan of $2,906 from Bank of China to satisfy the daily operating need of the clinics. The annual interest rate is 4.35%. As of March 31, 2017, the above amount of short-term borrowing remained outstanding.

As the Group has considerable cash and cash equivalents denominated in U.S. dollars in overseas accounts, the Group from time to time enters into “Pledge Overseas and Borrow Locally” transactions with banks to meet its RMB funding needs, which is primarily to purchase property and equipment with cash within China.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS - continued

(1)                                 - continued

The parties to the transaction are typically one of the Group’s domestic entities, one of the Group’s overseas subsidiaries, and a bank which offers services for both bank accounts onshore and offshore. The principal terms of the arrangement include the interest, the term of the loan which is typically one year, and the requirement of collateral in the form of a fixed deposit. Under this type of transaction, the Group receives RMB locally, and has a pledged asset in the form of a fixed deposit denominated in U.S. dollars or other currencies with an overseas bank account. The pledged deposit is recognized by an entity within the Group that is domiciled outside of the PRC, while a PRC entity within the Group borrows RMB. Banks which offer both overseas and PRC bank account services provide this type of arrangement to accommodate PRC companies which are in need of RMB in a timely manner. The Group pays interest on the loan as well as certain transaction fees while it earns interest income from the fixed deposit in the overseas account at a rate similar to comparable investments. The Group’s domestic entity repays the RMB loan at the scheduled repayment dates. The restricted cash balance is not released proportionally to loan repayments. In February 2015, the Group started to utilize a new government policy in China for the Group’s currency conversion needs so that the Company can gradually convert and reserve RMB balances to support its future expansion. As a result, the Group has gradually reduced its “Pledge Overseas Borrow Locally” transactions.

Interest expense incurred for the years ended March 31, 2015, 2016 and 2017 was $2,466, $1,734 and $1,725, respectively. The weighted average effective interest rate for the year ended March 31, 2015, 2016 and 2017 was 5.6%, 3.3% and 4.2%, respectively.

(2)                                 In December 2015, a subsidiary of the Group entered into a series of agreements to issue certain long-term loans to four third-party investors (“bond holders”). Please refer to Note 13. As of March 31, 2017, amount totaling of $72,640 (equivalent to RMB 500,000,000) were reclassified to short-term borrowings.

The carrying values of short-term borrowings approximate their fair values due to short-term maturities.

13.                               LONG-TERM BORROWINGS

	As of March 31,
	2016	2017
Bank borrowings (1)	$12,345	$—
Long-term loans (2)	$217,122	$101,697
	$229,467	$101,697

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

13.                               LONG-TERM BORROWINGS - continued

(1)                                 In December 2015, iKang Holding signed a two-year loan framework agreement with China Merchants Bank to meet the daily operating needs of the clinics. The annual interest rate is 4.75%. In December 2015, iKang Holding borrowed a two-year loan of $12,345 according to the framework agreement. As of March 31, 2017, the above balance of $12,345 two-year borrowing were all reclassified to short-term borrowings.

Interest expense incurred for the years ended March 31, 2016 were $145. The effective interest rate for the year ended March 31, 2016 was 4.75%.

(2)                                 In December 2015, iKang Holding entered into a series of agreements to issue  long-term loans with principal amount totaling $203,393 (equivalent to RMB 1,400,000,000) to four third-party investors (“bond holders”) with terms varying from eighteen months to thirty-six months. Loan amount of $29,056 was repaid in January 2017. Also, in January 2017, one of the bond holders with loan balance of $43,584 (equivalent to RMB 300,000,000) signed a supplemental agreement with the Group to extend the due day of the loans from December 2017 to December 2018. In July 2017, one of the bond holders with loan balance of $58,113 (equivalent to RMB400,000,000) signed a supplemental agreement with the Group to extend the due day of the loans from December 2017 to December 2018. Accordingly, as of March 31, 2017, amount totaling of $72,640 (equivalent to RMB 500,000,000) of long-term loans were reclassified to current portion and the remaining balance of $101,697 remained non-current and outstanding. According to the agreements, the Group agreed, by putting its best effort, to coordinate with its buyer group relating to the privatization process, to facilitate the long-term loans be converted into certain equity interest of the future listing vehicle at the then best price.

If the Group successfully completes the privatization before the maturity date of the long-term loans, and the bond holders decide to convert into the future listing vehicle’s shares, no interest will be charged; however, if the bond holders decide not to convert, the interest rate will be at 5% or 8% (was originally 20%, amended subsequently in January 2017 to 8%). Furthermore, if the privatization is not completed before the maturity date of the long-term loans, or the Group fails to put their best effort to facilitate the bond holder convert the loan into shares, the interest rate will be at 5% or 10%.

Interest rates of 5% and 8% were applied to accrue the interest expenses for above long-term loans for the year ended March 31, 2017.

Interest expense incurred for the years ended March 31, 2016 and 2017 was $2,869 and $11,768, respectively. The effective interest rate for the year ended March 31, 2017 was 6%.

The fair value of the long-term bank borrowings as of March 31, 2016 and 2017 was $12,345 and nil, respectively. The fair value of the long-term loans as of March 31, 2016 and 2017 was $225,654 and $112,197 respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

According to “Catalogue of Industries Encouraged to Develop in the Western Region”, iKang Chengdu Waishuangnan, iKang Chengdu Jinjiang, Chengdu Gaoxin iKang West City, Chengdu Ommay, iKang Chongqing, iKang Chongqing Zhuoyue and iKangYinchuan Ciming were recognised as encouraged entities by relevant PRC government authorities in October 2014 and entitled to a preferential tax rate of 15% from October 1, 2014.  Preferential tax rate policy applied of these entities have been filed.

iKang Shenzhen Nanshan, iKang Shenzhen Luohu and iKang Shenzhen Futian are subject to income tax rate of 35% due to regulations set by local governments.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. iKang Health Cloud enjoyed the EIT tax benefit that began from June 2015. Preferential tax rate policy applied by iKang Health Cloud has been filed to competent tax authority before annual filing.

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

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities.  In accordance with relevant PRC tax administration laws, tax years from 2011 to 2016 of the Group’s PRC subsidiaries and VIE entities, remain subject to tax audits as of March 31, 2017, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are approximately $22,777 as of March 31, 2017.  The undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business.  Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2017.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $166,419 as of March 31, 2017. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Years ended March 31,
	2015	2016	2017
Current tax expenses	$16,342	$13,778	$16,057
Deferred tax benefits	(3,062)	(7,940)	(12,703)
Income tax expenses	$13,280	$5,838	$3,354

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of March 31,
	2016	2017
Current deferred tax assets:
Accrued expenses	$2,337	$3,218
Accrued payroll	2,476	3,302
Allowance for doubtful accounts	3,379	3,278
Less: Valuation allowance	(128)	(163)
Current deferred tax assets	$8,064	$9,635

Non-current deferred tax assets:
Depreciation and amortization	$264	$322
Impairment of long-lived assets	60	44
Net operating tax loss carry-forwards	9,527	19,571
Less: Valuation allowance	(1,774)	(3,239)
Non-current deferred tax assets	$8,077	$16,698

	As of March 31,
	2016	2017
Non-current deferred tax liabilities:
Intangible assets	$9,772	$7,229
Non-current deferred tax liabilities	$9,772	$7,229

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

As of March 31, 2017, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had a tax loss carry-forward amounted to $78,435 and would expire on various dates between March 31, 2017 and March 31, 2022.  The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis.  Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the year ended March 31,
	2015	2016	2017
Income before provision for income taxes and (loss)/gain from equity method investments	$40,155	$24,058	$357
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	10,039	6,015	89
Change in valuation allowance	217	(726)	1,500
Expenses not deductible for tax purposes	593	1,565	3,162
Effect of income tax rate difference for entities under individual income tax rate of 35%	401	714	295
Loss utilized for entities under individual income tax rate of 35%	(315)	—	—
Effect of income tax rate differences in other jurisdictions	2,429	968	2,072
Tax holidays and preferential tax rates	(84)	(2,698)	(3,764)
Income tax expenses	$13,280	$5,838	$3,354

The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2015, 2016 and 2017, respectively. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

15.                               COMMON SHARE

Before the completion of the IPO in April 2014, the Class A and Class B common shares were owned by Mr. Lee Ligang Zhang, his spouse and other shareholders. Immediately prior to the completion of the IPO, Class B common shares were automatically converted into Class A common shares on a one-for-one basis and 805,100 of the Group’s outstanding Class A common shares held by Time Intelligent Finance Limited were redesignated into Class C common shares. According to the Company’s Amended and Restated Articles of Association which became effective upon the completion of the IPO, the Company currently has two classes of authorized ordinary shares, Class A common shares and Class C common shares.

All Class C common shares are held by Time Intelligent Finance Limited and beneficially owned by Mr. Lee Ligang Zhang’s family trust. The rights of the holders of Class A and Class C common shares are identical, except with respect to voting and conversion rights. Each Class A common share is entitled to one vote per share, while each Class C common share is entitled to 15 votes per share and is convertible at any time into one Class A common share. Holders of Class A and Class C common shares shall at all times vote together as one class on all matters subject to a shareholders’ vote.

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

On December 2, 2015, the Board of Directors of the Group adopted a rights agreement, commonly referred to as a “poison pill,” and authorized the issuance of one Right for each outstanding Class A Common Share and Class C Common Share (the “Rights Plan”). The Rights Plan is intended to deter hostile or coercive attempts to acquire the Company. The Rights Plan enables shareholders to acquire shares of the Company’s common shares, at a substantial discount to the public market price should any person or group acquire more than 10% of the Company’s common shares. No common shares were issued under the Rights Plan.

On November 28, 2016, the Board of Directors of the Company unanimously approved the extension of its Rights Plan, formerly scheduled to expire on December 2, 2016, for another year, or until December 2, 2017.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

Key terms of the preferred shares are summarized as follows:

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Conversion - continued

Each preferred share was automatically converted into commons upon the closing of the Company’s IPO.

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

The calculation of net income (loss) per share is as follows:

	For the years ended March 31,
	2015	2016	2017
Net income/(loss) attributable to iKang Guobin Healthcare Group, Inc	$27,113	$18,325	$(11,251)

Deemed dividend to Series A shares	5	—	—
Deemed dividend to Series B shares	3	—	—
Deemed dividend to Series C shares	9	—	—
Deemed dividend to Series D shares	27	—	—
Deemed dividend to Series E shares	21	—	—
Deemed dividend to Series F shares	35	—	—
Undistributed earnings allocated to Series A shares	3	—	—
Undistributed earnings allocated to Series B shares	3	—	—
Undistributed earnings allocated to Series C shares	6	—	—
Undistributed earnings allocated to Series D shares	19	—	—
Undistributed earnings allocated to Series E shares	33	—	—
Undistributed earnings allocated to Series F shares	137	—	—

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.                               NET INCOME (LOSS) PER SHARE - continued

	For the years ended March 31,
	2015	2016	2017
Net income/(loss) attributed to common and preferred shareholders for computing net income per common share- basic and diluted (1)	26,812	18,325	$(11,251)

Numerator:
Series A shares-
Deemed dividend	5	—	—
Undistributed earnings allocation	3	—	—
	8	—	—
Series B shares-
Deemed dividend	3	—	—
Undistributed earnings allocation	3	—	—
	6	—	—
Series C shares-
Deemed dividend	9	—	—
Undistributed earnings allocation	6	—
	15	—	—

	For the years ended March 31,
	2015	2016	2017
Series D shares-
Deemed dividend	27	—	—
Undistributed earnings allocation	19	—	—
	46	—	—
Series E shares-
Deemed dividend	21	—	—
Undistributed earnings allocation	33	—	—
	54	—	—
Series F shares-
Deemed dividend	35	—	—
Undistributed earnings allocation	137	—	—
	172	—	—
Net income attributed to common shareholders for computing net income per common share- basic and diluted(1)	26,812	—	—

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

17.                               NET INCOME (LOSS) PER SHARE - continued

	For the years ended March 31,
	2015	2016	2017
Denominator:

Weighted average common shares outstanding used in computing diluted net income per common share-basic(2)	32,884,357	33,583,005	34,060,579
Weighted average shares outstanding used in computing net income per common shares-diluted (2)	34,114,872	34,235,542	34,060,579
Weighted average shares used in computing basic net income per shares
Series A shares	23,993	—	—
Series B shares	15,044	—	—
Series C shares	42,627	—	—
Series D shares	121,896	—	—
Series E shares	94,015	—	—
Series F shares	157,911	—	—

Net income/(loss) per common share attributable to iKang Healthcare Group, Inc.-basic	$0.82	$0.55	$(0.33)
Net income/(loss) per common share attributable to iKang Healthcare Group, Inc.-diluted	$0.79	$0.54	$(0.33)
Net income per Series A shares	$0.33	—	—
Net income per Series B shares	$0.40	—	—
Net income per Series C shares	$0.35	—	—
Net income per Series D shares	$0.38	—	—
Net income per Series E shares	$0.57	—	—
Net income per Series F shares	$1.09	—	—

Notes:

(1)                                 The Class A, Class B and Class C common shares enjoy the same dividend participating right, therefore earnings per share of each class was not separately presented.

(2)                                 The calculation of the weighted average number of common shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive shares.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION

The Group’s Board of Directors has approved and the Company has granted various tranches of options to its management and consultants since its inception. Option grants for the years ended March 31, 2015, 2016 and 2017 are as the following:

On August 1, 2014, the Company granted 300,000 options with exercise price of $ 16.18 per share to one of the former shareholder of Shanghai Huajian Management, which is vested and exercisable on the grant date.

On October 28, 2014, the Company granted 8,600 options with exercise price of $6.00 per share and 17,200 options with exercise price of $5.13 to certain of its directors and employees, which have a vesting period of 2 years.

On February 27, 2015, the Company granted 4,000 options with exercise price of $5.13 to one of its former employees, which has a vesting period of 2 years.

The following table summarizes information regarding options granted:

	For the years ended March 31,
	2015			2016			2017
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding on April 1 of year	1,888,698	$4.56	$9.24	1,900,479	6.63	12.36	889,174	5.15	10.02
Granted	329,800	15.20	24.69	—	—	—
Exercised	(277,319)	2.97	5.81	(995,255)	7.97	14.29	(274,565)	4.83	7.89
Forfeited	(40,700)	5.23	12.04	(16,050)	5.38	22.25	(1,885)	5.19	23.93
Outstanding on March 31 of year	1,900,479	$6.63	$12.36	889,174	5.15	10.02	612,724	5.29	10.93

There were 541,639 vested options, and 71,085 options expected to vest as of March 31, 2017.  For options expected to vest, the weighted-average exercise price is $5.35 and aggregate intrinsic value is $1,695 as of March 31, 2017.

The following table summarizes information with respect to share options outstanding as of March 31, 2017:

	Option outstanding				Option exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average Exercise price per option	Aggregate intrinsic values as of March 31, 2017	Number exercisable	Weighted average Exercise price per option	Aggregate intrinsic values as of March 31, 2017
$1.00-$2.00	3,000	0.25	$2.00	82	3,000	$2.00	82
$5.13	485,350	5.46	$5.13	11,683	432,551	$5.13	10,412
$6.00	124,374	6.60	$6.00	2,885	106,088	$6.00	2,461
	612,724			$14,650	541,639		$12,955

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION - continued

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
December 31, 2010	4.67%	10 years	40.90%	—	5.13
June 8, 2011	1.11%	2.39 years	42.00%	—	0.01
February 17, 2012	2.99%	10 years	41.00%	—	5.13
March 18, 2013	2.15%	10 years	40.00%	—	5.13-6.00
September 12, 2013	3.22%	10 years	38.20%	—	6.00
February 27, 2014	3.24%	10 years	38.09%	—	5.13-6.00
August 1, 2014	3.09%	10 years	40.00%	—	16.18
October 28, 2014	3.09%	10 years	45.38%	—	5.13-6.00
February 27, 2015	3.33%	10 years	58.87%	—	5.13

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION - continued

The Group recorded share-based compensation of $9,153, $1,949 and $1,941 during the years ended March 31, 2015, 2016 and 2017, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2017, total unrecognized compensation expense relating to unvested share options was $1,521, which will be recognized in one year.  The weighted-average remaining contractual term of options outstanding is 5.67 years.

19.                               FAIR VALUE MEASUREMENTS

(1)                                 Measured on a recurring basis

The following table summarizes the fair value of the Group’s financial assets and liabilities measured at recurring basis as of March 31, 2016 and 2017:

	As of March 31, 2016 Fair Value Measurements at the Reporting Date Using				As of March 31, 2017 Fair Value Measurements at the Reporting Date Using
	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance
Long-term investments
Available-for-sale investments	—	—	7,083	7,083	—	—	6,801	6,801
Contingent consideration	—	—	2,846	2,846	—	—	2,626	2,626
Total	$—	$—	$9,929	$9,929	$—	$—	$9,427	$9,427

(2)                                 Measured at fair value on a non-recurring basis

Goodwill, acquired intangible assets, long-lived assets, equity method investments and cost method investments are measured at fair value on a non-recurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured the fair value of acquired intangible assets, equity method investments and cost method investments using income approach based on which to recognize the impairment loss in respective years. These assets are considered at level 3 assets because the Group used unobservable inputs to determine their fair values. The Group estimated the fair value of these investee companies and acquired intangible assets based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

The Group did not recognize any impairment loss related to goodwill, acquired intangible assets, equity method investments and cost method investments for the years ended March 31, 2015, 2016 and 2017.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

20.                               RELATED PARTY BALANCES AND TRANSACTIONS

	As of March 31,
	2016	2017
Amount due from a related party	$4,653	$4,538

Amount due from a related party represents non-interest bearing loans provided by the Group to the non-controlling shareholder of one of the iKang Holding’s subsidiaries. In the fiscal year ended March 31, 2017, the Group received repayment of $2,324 from the related party and made additional loan of $2,209 to the related party. As of March 31, 2017, the balance of amount due from a related party was $ 4,538.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

21.                               NONCONTROLLING INTEREST

	iKang		iKang		Shenzhen	Shanghai
	Zhejiang	WA	Shanghai	Fujian	Hospital	Jianwei	Beijing		iKang	Beijing	Yinchuan	Shandong	Xi’an	Physician	Guizhou	Wuhu	Wuxi
	BVI	HK	Gubei	iKang	Management	Management	Jiandatong	MediFast	Changzhou	Tianzhikangjian	Ciming	Ciming	iKang	alliance	winstar	iKang	iKang	Total
Balance at March 31, 2014	$106	$—	$824	$389	$53	$161	$45	$1,737	$503	$—	$—	$—	$—	$—	$—	$—	$—	$3,818
Capital contribution of non-controlling interest holder of Beijing Jiandatong	—	—	—	—	—	—	58	—	—	—	—	—	—	—	—	—	—	58
Capital contribution of non-controlling interest holder of Shanghai Jianwei	—	—	—	—	—	50	—	—	—	—	—	—	—	—	—	—	—	50
Capital contribution of non-controlling interest Addition of non-controlling interest in connection with acquisition of WA HK	—	3,388	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,388
Capital contribution of non-controlling interest holder of WA HK	—	1,984	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,984
Dividend distribution to non-controlling interest holder of MediFast	—	—	—	—	—	—	—	(387)	—	—	—	—	—	—	—	—	—	(387)
Share of profit (loss)	133	(42)	210	228	(105)	(145)	(9)	202	(189)	—	—	—	—	—	—	—	—	283
Other comprehensive income	21		—	—	—	2	—	1	—	—	—	—	—	—	—	—	—	24

Balance at March 31, 2015	$260	$5,330	$1,034	$617	$(52)	$68	$94	$1,553	$314	$—	$—	$—	$—	$—	$—	$—	$—	$9,218
Additional purchase of non-controlling interest	—	—	(486)	—	—	—	—	—	—	(1,178)	—	—	—	—	—	—	—	(1,664)
Addition of non-controlling interest in connection with acquisitions	—	—	—	—	—	—	—	—	—	5,050	1,613	2,416	3,242	—	4,446	—	—	16,767
Addition of non-controlling interest in connection with capital injection	—	—	—	—	—	—	—	—	—	—	—	—	457	—	—	—	—	457
Addition of non-controlling interest in connection with new establishments	—	—	—	—	—	—	—	—	—	—	—	—	—	551	—	182	—	733
Dividend distribution to non-controlling interest holders	—	—	(557)	—	—	—	—	(57)	—	—	—	—	—	—	—	—	—	(614)
Share of profit (loss)	158	(453)	9	61	(789)	(162)	(27)	257	52	(495)	241	(399)	(199)	(39)	4	(56)	—	(1,837)
Other comprehensive income	—	(199)	—	(28)	13	—	(3)	—	(16)	(211)	(69)	(91)	20	7	90	3	—	(484)

Balance at March 31, 2016	$418	$4,678	$—	$650	$(828)	$(94)	$64	$1,753	$350	$3,166	$1,785	$1,926	$3,520	$519	$4,540	$129	$—	$22,576
Purchase of non-controlling interest of Shenzhen Hospital Management	—	—	—	—	906	—	—	—	—	—	—	—	—	—	—	—	—	906
Addition of non-controlling interest in connection with establishments of Wuxi iKang	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130	130
Dividend distribution to non-controlling interest holders of MediFast	—	—	—	—	—	—	—	(983)	—	—	—	—	—	—	—	—	—	(983)
Share of profit (loss)	176	(957)	—	62	(69)	(177)	(28)	419	236	(97)	154	(295)	(85)	(67)	(366)	(56)	(143)	(1,293)
Other comprehensive income	(10)	(293)	—	(43)	(9)	10	(3)	(3)	(31)	(203)	(118)	(120)	(219)	(31)	(288)	(7)	—	(1,368)
Balance at March 31, 2017	$584	$3,428	$—	$669	$—	$(261)	$33	$1,186	$555	$2,866	$1,821	$1,511	$3,216	$421	$3,886	$66	$(13)	$19,968

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.                               SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Group. The Group has two operating segments: medical examinations and other medical services and dental services, and they are also the reporting segments.

The Group does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Group has not made disclosure of total assets by reportable segments.

	For the years ended March 31,
	2015	2016	2017

Net revenues:
Medical examinations and other medical services	$285,292	$364,635	$427,065
Dental services	5,489	6,177	8,648
Total net revenues	290,781	370,812	435,713

Cost of revenues:
Medical examinations and other medical services	151,348	206,034	253,147
Dental services	3,595	4,875	8,987
Total cost of revenues	154,943	210,909	262,134

Gross profit:
Medical examinations and other medical services	133,944	158,601	173,918
Dental services	1,894	1,302	(339)
Total gross profit	135,838	159,903	173,579

Operating expenses:
Selling and marketing expenses	41,059	64,763	74,304
General and administrative expenses	52,331	65,422	82,783
Research and development expenses	1,401	3,716	3,194
Total operating expenses	94,791	133,901	160,281
Income from operations	$41,047	$26,002	$13,298

Components of net revenues are presented in the following table:

	For the years ended March 31,
	2015	2016	2017

Medical examinations	$244,945	$308,053	$360,365
Disease screening	19,689	27,092	34,951
Other services	20,658	29,490	31,749
Medical examinations and other medical services	285,292	364,635	427,065
Dental services	5,489	6,177	8,648
Total	$290,781	$370,812	$435,713

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

22.          SEGMENT INFORMATION - continued

Substantially all of the Group’s revenues for the years ended March 31, 2015, 2016 and 2017 were generated from the PRC entities. Substantially all of the Group’s long-lived assets are located in the PRC as of March 31, 2015, 2016 and 2017.

Substantially all of the Group’s revenues for the years ended March 31, 2015, 2016 and 2017 were generated from the PRC entities. Substantially all of the Group’s long-lived assets are located in the PRC as of March 31, 2015, 2016 and 2017.

23.                               COMMITMENTS AND CONTINGENCIES

Commitments

(1)                                 Operating lease as lessee

The Group leases its clinics and offices under non-cancelable operating lease agreements.  These leases expire through 2036 and are renewable upon negotiation.  Rental expenses under operating leases for the years ended March 31, 2015, 2016 and 2017 were $37,733, $51,719 and $67, 250, respectively.

Future minimum lease payments under such leases as of March 31, 2017 were as follows:

2018	$63,606
2019	55,509
2020	48,249
2021	43,802
2022	36,704
After 2022	122,242
$370,112

(2)                                 Future minimum principal payments related to the Company’s borrowings as of March 31, 2017  are as follows (see Note 12 and Note 13):

2018	$111,299
2019	101,697
2020	—
2021	—
2022	—
After 2022	—
$212,996

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

23.                               COMMITMENTS AND CONTINGENCIES - continued

Pursuit to an agreement signed in July 2017, the Group will purchase the medical service centers invested by certain funds during the exit period of the funds at a price equal to their original investment costs plus 15%. Please refer to Note 26.

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

Contingencies

Between August 2015 and June 2016, the Group received certain proposals with respect to a going-private transaction. On June 6, 2016, the Group’s board of directors received a preliminary non-binding proposal letter from Yunfeng Capital, proposing to acquire all of the shares in a going-private transaction for US$20.00 to US$25.00 per ADS, or US$40.00 to US$50.00 per share, in cash.

As of the date of this annual report, the special committee of the Group’s independent directors is in the process of carefully considering and evaluating the proposal from Yunfeng Capital, as well as other strategic alternatives.

24.                               EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The Group accrues for these benefits based on relevant percentages of the employees’ salaries.  The total provisions for such employee benefits were $10,417, $16,342 and $21,503 for the years ended March 31, 2015, 2016 and 2017, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

25.                               STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion.  These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries.  The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.  As of March 31, 2017, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold except iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guangzhou Huanshi East/Tianhe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing, iKang Fuzhou Gulou, iKang Shanghai Xikang Road and iKang Shanghai Lujiazui therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $2,738, $3,394 and $3,232 for the years ended March 31, 2015, 2016 and 2017, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $245,979 as of March 31, 2017.

As the restricted net assets of the Group’s subsidiaries and VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2017, parent-only financials are presented in Schedule I.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(In thousands of US dollars, except share data and per share data, or otherwise noted)

26.                               SUBSEQUENT EVENTS

On July 19, 2017, the Company signed an agreement with China Industrial Asset Management Limited (“China Industrial Asset Management”), an asset management company to form certain healthcare investment funds (“funds”) for the purpose of investments in medical service centers.

The aggregate size of the funds will not exceed RMB 502 million.  An affiliate of Mr. Lee Ligang Zhang, the Company’s Chairman and CEO, and an affiliate of China Industrial Asset Management will act as general partners and each contribute RMB 1 million to the funds. The Company and China Industrial Asset Management will each contribute up to RMB 50 million to the funds as limited partners. The funds will admit other limited partners which will contribute up to RMB 400 million.

Pursuant to the arrangements, the funds will either set up new medical service centers or acquire existing medical centers. The Group will purchase the medical service centers invested by the funds during the exit period of the funds at a price equal to their original investment costs plus 15%. The exit period is two years after the establishment of the funds.

In July 2017, one of the bond holders with loan balance of $58,113 (equivalent to RMB400,000,000) signed a supplemental agreement with the Group to extend the due day of the loans from December 2017 to December 2018.

In July 2017, Beijing iKang Medical Examination Application Technology Co, Ltd., a wholly-owned subsidiary of iKang Holding, increased its registered capital by RMB9 million. After the increase of registered capital, iKang Holding, an affiliate of Mr. Lee Ligang Zhang and an entity controlled by certain of the Group’s employees each hold 70%, 20% and 10% equity interest, respectively, in Beijing iKang Medical Examination Application Technology Co., Ltd.

In August 2017, Yalong Daoyi, a wholly-owned subsidiary of iKang Holding, increased its registered capital by RMB10 million. After the increase of registered capital, iKang Holding, an affiliate of Mr. Lee Ligang Zhang and an entity controlled by certain of the Group’s employees each hold 70%, 20% and 10% equity interest, respectively, in Yalong Daoyi.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

	March 31,
	2016	2017

ASSETS
Current assets:
Cash and cash equivalents	$1,995	$2,041
Amounts due from related parties	156,038	154,046
Prepaid expenses and other current assets	715	643
Total current assets	$158,748	$156,730

Investment in subsidiaries and VIE entities	181,858	156,123
Rental deposit and other non-current assets	5,740	1,740
TOTAL ASSETS	$346,346	$314,593

LIABILITIES AND EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	$1,658	$1,769
Amount due to related parties	1,862	387
Total current liabilities	$3,520	$2,156

Equity:
Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2016 and 2017, 33,556,439 and 33,916,439 issued and outstanding as of March 31, 2016 and 2017, respectively)	335	339
Class C common shares ($0.01 par value; 2,000,000 shares authorized as of March 31, 2016 and 2017, 805,100 shares issued and outstanding as of March 31, 2016 and 2017)	8	8
Additional paid-in capital	436,746	436,649
Accumulated deficit	(86,686)	(97,937)
Accumulated other comprehensive loss	(7,577)	(26,622)
Total iKang Healthcare Group, Inc.’s equity	342,826	312,437
TOTAL LIABILITIES AND EQUITY	$346,346	$314,593

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

	Years ended March 31
	2015	2016	2017

Operating expenses:
Selling and marketing expenses	$15	$—	$—
General and administrative expenses	10,536	5,000	8,015
Total operating expenses	10,551	5,000	8,015

Interest income	25	24	89
Interest expense	—	(2)	—
Equity in earnings/(loss) of subsidiaries and VIE entities	37,639	23,303	(3,325)
Income/(loss) before provision for income tax expenses	27,113	18,325	(11,251)
Net income/(loss)	$27,113	$18,325	$(11,251)

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share data and per share data)

	For the years ended March 31,
	2015	2016	2017

Net income/(loss)	$27,113	$18,325	$(11,251)

Other comprehensive income/(loss)
Foreign currency translation adjustment	172	(11,703)	(18,884)
Unrealized gain/(loss) of available-for-sale investments, net of tax effect of nil	—	186	(161)
Comprehensive income/(loss) attributable to iKang Healthcare Group, Inc.	$27,285	$6,808	$(30,296)

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US dollars, except share data and per share data)

	Common				Accumulated other	Total
	Comprehensive		Additional	Accumulated	comprehensive	shareholders’
	Shares	Amount	paid-in capital	deficit	income(loss)	equity
Balance at March 31, 2014	6,169,674	$61	$1,342	$(132,124)	$3,764	$(126,957)
Conversion of participating convertible redeemable preferred shares to common shares	20,781,515	208	264,301	—	—	264,509
Share-based compensation expenses			9,153	—	—	9,153
Issuance of common shares upon initial public offering, net of offering costs of $2,882	5,215,794	52	132,885	—	—	132,937
Issuance of common shares upon Green Shoe	514,556	5	13,394	—	—	13,399
Issuance of common shares in connection with exercise of options	80,000	1	821	—	—	822
Issuance of common shares in connection with share-based compensation arrangement	1,600,000	16	—	—	—	16
Capital contribution of non-controlling interest holder of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	(50)	—	—	(50)
Capital contribution of non-controlling interest holder of WA Centers HK Limited	—	—	(1,984)	—	—	(1,984)
Net income	—	—	—	27,113	—	27,113
Foreign currency translation adjustment	—	—	—	—	172	172
Balance at March 31, 2015	34,361,539	$343	$419,862	$(105,011)	$3,936	$319,130
Share-based compensation expenses	—	—	1,949	—	—	1,949
Exercise of employee share options	—	—	8,035	—	—	8,035
Settlement of acquisition payable of Shanghai Huajian Management	—	—	7,202	—	4	7,206
Additional purchase of non-controlling interest of iKang Shanghai Gubei	—	—	(302)	—	—	(302)
Net income	—	—	—	18,325	—	18,325
Foreign currency translation adjustment	—	—	—	—	(11,703)	(11,703)
Unrealized gain on available-for-sale investment	—	—	—	—	186	186
Balance at March 31, 2016	34,361,539	$343	$436,746	$(86,686)	$(7,577)	$342,826
Share-based compensation expenses	—	—	1,941	—	—	1,941
Exercise of employee share options	—	—	1,324	—	—	1,324
Issuance of common shares, to option pool, in connection with share-based compensation arrangements	350,000	4	—	—	—	4
Issuance of common shares in connection with exercise of options	10,000	0	—	—	—	0
Purchase of non-controlling interest of Shenzhen Hospital Management	—	—	(3,362)	—	—	(3,362)
Net loss	—	—	—	(11,251)	—	(11,251)
Foreign currency translation adjustment	—	—	—	—	(18,884)	(18,884)
Unrealized loss on available-for-sale investment	—	—	—	—	(161)	(161)
Balance at March 31, 2017	34,721,539	$347	$436,649	$(97,937)	$(26,622)	$312,437

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data)

	For the years ended March 31,
	2015	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$27,113	$18,325	$(11,251)
Adjustments to reconcile net income to net cash provided by operating activities:
Investment income (loss) from subsidiaries	(37,639)	(23,303)	3,325
Share based compensation expenses	9,153	1,949	1,941
Changes in assets and liabilities:
Prepaid expenses and other current assets	(410)	775	71
Amount due from related parties	(103,142)	(27,675)	522
Accrued expenses and other current liabilities	3,349	(494)	114
Net cash used in operating activities	(101,576)	(30,423)	(5,278)

CASH FLOW FROM INVESTING ACTIVITIES:
Return of prepayment for long-term investment	—	—	4,000
Payment for long-term investments	—	(24,500)	—
Investment in subsidiaries	—	(6,000)	—
Payment for loan receivable	(740)	(1,000)	—
Payments for business acquisitions	(2,417)	—	—
Net cash (used in)/ provided by investing activities	(3,157)	(31,500)	4,000

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares upon initial public offering	135,819	—	—
Proceeds from issuance of common shares upon Green Shoe	13,399	—	—
Payment of initial public offering expenses	(2,276)	—	—
Proceeds from exercise of share options	824	8,035	1,324
Payment for business acquisitions	(1,087)	—	—
Net cash provided by financing activities	146,679	8,035	1,324
Net increase/ (decrease) in cash and cash equivalents	41,946	(53,888)	46
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,937	55,883	1,995
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$55,883	$1,995	$2,041

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

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries and VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2017.

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

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF IKANG HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated financial statements of New China Life Insurance Health Investment Management Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”), which comprise the consolidated balance sheet as of December 31, 2016, the consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the eleven months then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2016, and the results of its operations and its cash flows for the eleven months then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

August 15, 2017

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016

	RMB￥	US$( Note2)
Assets

Current assets
Cash and cash equivalents	54,152,929	7,799,644
Accounts receivable, net of allowance for doubtful accounts of RMB 391,078 as of December 31, 2016	21,591,178	3,109,776
Available for sale investments	909,704,783	131,024,742
Inventories	6,037,292	869,551
Prepaid expenses and other current assets	28,029,734	4,037,121
Amounts due from related parties	4,493,408	647,185
Deferred tax assets - current	544,000	78,352
Total current assets	1,024,553,324	147,566,371

Non-current assets
Property and equipment, net	191,892,147	27,638,218
Rental deposit and other non-current assets	5,984,100	861,890
Deferred tax assets — non-current	10,107,677	1,455,808
Total assets	1,232,537,248	177,522,287

Liabilities and equity

Current liabilities
Accounts payable	18,794,032	2,706,904
Accrued expenses and other current liabilities	84,475,205	12,166,960
Advance from customers	47,099,906	6,783,797
Amounts due to related parties	8,071,994	1,162,609
Deferred tax liabilities — non-current	1,447,006	208,412
Total current liabilities	159,888,143	23,028,682
Total liabilities	159,888,143	23,028,682

Commitments (Note 12)
Shareholder’s Equity

Paid-in capital	1,126,692,889	162,277,530
Additional paid-in capital	348,307,111	50,166,659
Statutory reserves	3,454	497
Accumulated deficits	(406,695,366)	(58,576,318)
Accumulated other comprehensive income	4,341,017	625,237
Total shareholders’ equity	1,072,649,105	154,493,605
Total liabilities and shareholders’ equity	1,232,537,248	177,522,287

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

	RMB￥	US$ (Note2)

Net revenues	210,684,363	30,344,860
Cost of revenues	168,631,829	24,288,035
Gross profit	42,052,534	6,056,825

Operating expenses:
General and administrative expenses	108,979,691	15,696,340
Selling and marketing expenses	66,905,571	9,636,407
Total operating expenses	175,885,262	25,332,747
Loss from operations	(133,832,728)	(19,275,922)
Investment income	19,943,952	2,872,527
Interest income	889,709	128,145
Interest expense	(31)	(4)
Loss before income tax	(112,999,098)	(16,275,254)
Income tax benefit	10,651,677	1,534,161

Net loss	(102,347,421)	(14,741,093)
Other comprehensive income:
Unrealized gain on available-for-sale investments (net of tax of RMB 1,447,006)	4,341,017	625,237
Comprehensive Loss	(98,006,404)	(14,115,856)

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

		Additional			Accumulated other	Total
	Paid-in	paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Amounts	capital	reserves	deficits	income	equity

Balance at February 1, 2016	1,126,692,889	315,318,911	3,454	(304,347,945)	—	1,137,667,309
Capital contribution from shareholders	—	32,988,200	—	—	—	32,988,200
Loss for the eleven months ended December 31, 2016	—	—	—	(102,347,421)	—	(102,347,421)
Unrealized gain on available-for-sale investments (net of tax of RMB1,447,006 for the eleven months ended December 31, 2016)	—	—	—	—	4,341,017	4,341,017
Balance at December 31, 2016	1,126,692,889	348,307,111	3,454	(406,695,366)	4,341,017	1,072,649,105
Balance at December 31, 2016 (US$) (Note 2)	162,277,530	50,166,659	497	(58,576,318)	625,237	154,493,605

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

	RMB￥	US$ (Note2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(102,347,421)	(14,741,095)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	31,311,025	4,509,726
Loss on disposal of property and equipment	391,958	56,454
Increase in accounts receivable	(12,629,646)	(1,819,047)
Increase in allowance for doubtful accounts	339,302	48,870
Amount due from related parties	3,771,734	543,243
Increase in other receivables	6,567,192	945,872
Increase in inventories	(552,931)	(79,639)
Decrease in accounts payable	16,597,554	2,390,545
Amount due to related parties	(604,143)	(87,015)
Increase in other payables	8,183,156	1,178,620
Increase in deferred tax assets	(10,651,677)	(1,534,161)
Increase in deferred revenue	17,022,972	2,451,818
Increase in other non-current assets	(391,478)	(56,385)
Net cash used in operating activities	(42,992,403)	(6,192,194)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchases of property and equipment	(41,195,421)	(5,933,375)
Redemption of available for sales investments	2,576,763,211	371,131,098
Purchase of available for sales investments	(3,430,000,000)	(494,022,757)
Net cash used in investing activities	(894,432,210)	(128,825,034)

CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease in cash and cash equivalents	(937,424,613)	(135,017,228)
Cash and cash equivalents at the beginning of the eleven months ended December 31, 2016	991,577,542	142,816,872
Cash and cash equivalents at the end of the eleven months ended December 31, 2016	54,152,929	7,799,644

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

New China Life Insurance Health Investment Management Co., Ltd. (the “Company”), was founded in People’s Republic of China on December 12, 2012 by New China Life Insurance Company Ltd (“New China Life Insurance”). On January 21, 2015, the Company entered into a capital contribution agreement with iKang Healthcare Group, Inc. and ShenZhen  LaiMengPuChang .(“Laimeng Puchang”) Investment Management Co., Ltd. After the capital contribution, New China Life Insurance owns 45% equity interest, iKang Healthcare Group, Inc. owns 45% equity interest and ShenZhen LaiMeng PuChang Investment Management Co., Ltd. owns 10% equity interest of the Company.

The Company and its subsidiaries (collectively, the “Group”) are primarily engaged in providing medical examination services in the People’s Republic of China (the “PRC”).

At December 31, 2016, the Company’s subsidiaries were as follows:

		Place of	Legal
	Date of	establishment/	ownership	Nature of
Subsidiaries	incorporation	incorporation	%	business
NCI Insurance (Xi’an) Clinic Co., Ltd.	October 17, 2012	Xi’an	100%	Health examination
(“Xi’an Clinic”)
NCI (Wuhan) Clinic Co., Ltd.	October 23, 2012	Wuhan	100%	Health examination
(“Wuhan Clinic”)
NCI (Qingdao) Clinic Co., Ltd	September 12, 2013	Qingdao	100%	Health management
(“Qingdao Clinic”)
NCI Health (Yantai) Clinic Co., Ltd.	October 18, 2013	Yantai	100%	Health examination
(“Yantai Clinic”)
Chengdu Jinjiang NCI Clinic Co., Ltd.	December 4, 2013	Chengdu	100%	Health examination
(“Chengdu Clinic”)
NCI (Baoji) Clinic Co., Ltd.	December 5, 2013	Baoji	100%	Health examination
(“Baoji Clinic”)
NCI (Changsha) Health Management Co., Ltd.	December 12, 2013	Changsha	100%	Health examination
(“Changsha Clinic”)
NCI (Chongqing) Clinic Co., Ltd.	December 24, 2013	Chongqing	100%	Health examination
(“Chongqing Clinic”)
NCI (Zhengzhou) Health Management Co., Ltd.	December 30, 2013	Zhengzhou	100%	Health management
(“Zhengzhou Clinic”)
Hefei Shushan NCI Clinic Co., Ltd.	April 11, 2014	Hefei	100%	Health examination
(“Hefei Clinic”)
NCI (Huhhot) Clinic Co., Ltd.	June 9, 2014	Huhhot	100%	Health examination
(“Huhhot Clinic”)
NCI Clinic (Jinan) Co., Ltd.	August 15, 2014	Jinan	100%	Health examination
(“Jinan Clinic”)
NCI Health Technology Development (Beijing)	August 18, 2014	Beijing	100%	Consultancy & Trading
Co., Ltd. (“NCI Health Technology “)
NCI (Changde) Health Management Co., Ltd.	March 13, 2015	Changde	100%	Health management
(“Changde Clinic”)
NCI (Tangshan) Clinic Co., Ltd.	June 1, 2015	Tangshan	100%	Health examination
(“Tangshan Clinic”)
NCI (Nanjing) Clinic Co., Ltd.	July 14, 2015	Nanjing	100%	Medical service
(“Nanjing Clinic”)
NCI (Hangzhou) Clinic Co., Ltd.	October 14, 2015	Hangzhou	100%	Health examination
(“Hangzhou Clinic”)
NCI (Beijing) Rehabilitation Hospital Co., Ltd.	September 30, 2016	Beijing	100%	Medical service
(“Rehabilitation Hospital”)

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Reporting and functional currency

The reporting currency of the Company is Renminbi (“RMB”).  The functional currency of the Company and its subsidiaries in the PRC is RMB.

Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows from Renminbi (“RMB”) into United States dollars (“U.S. dollar”) as of and for the eleven months ended December 31, 2016 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9430, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board of United States on December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, the useful lives and impairment of property and equipment, the useful lives and impairment of intangible assets, and fair value of short-term investments.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, accounts receivable, amount due from related parties, accounts payable, amount due to related parties; and their carrying values approximate their fair values due to short-term maturities. Available-for-sale investments are reported at fair value, which is discussed in Note 10.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or the most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

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

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value measurements - continued

•                                          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value of financial instruments is discussed in Note 11.

Significant risks and uncertainties

The Group operates in an industry with rapid changes in regulations, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in healthcare industry standards, changes in certain strategic relationships or customer relationships, regulatory or other PRC related factors and risks associated with the Group’s ability to keep and increase the customer base.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and short term investment. All of the Group’s cash and cash equivalents and short term investments are denominated in RMB and are held by financial institutions located within the PRC. The Group places its cash and cash equivalents and available-for-sale investments with two financial institutions with high-credit ratings and quality.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk - continued

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them.  An allowance for doubtful accounts has been established to reflect the Group’s estimate on bad debts.  Management will continue to evaluate the Group’s collection experience and will provide for an allowance for doubtful accounts as appropriate.

Inventories

Inventories are medical consumable supplies and are stated at the lower of cost or market value.  Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories.  The Group did not record a write-down of inventories for the eleven months ended December 31, 2016.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Medical equipment	6 years
Computer equipment and application software	5-10 years
Office equipment and others	5-8 years
Motor vehicles	5-12 years
Leasehold improvement	Shorter of useful life of the asset or the lease term

Construction in progress represents unfinished leasehold improvement and installment of equipment for new clinics.  Construction in progress will be transferred to leasehold improvement or property and equipment when it is finished.  Depreciation is recorded at the time when assets are ready for the intended use.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

Short-term investments

Short-term investments consisted of financial products issued by financial institutions. The Group classified these financial products as available-for-sale investments and unrealized gains and losses arising from the revaluation of available-for-sale investments are included, net of income taxes, in equity as accumulated other comprehensive income. Realized gains and losses on sales of investments are determined using the specific identification method for financial products and are included in investment income in the statement of operations and comprehensive loss.

Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured.

The Group offers medical management services and renders such services at the request of its customers. The Group recognizes revenue at the point when medical services are provided. Revenue was stated net of business tax and related surcharges. The Group recorded RMB 615,002 business tax and related surcharges for the eleven months ended December 31, 2016.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

On March 23, 2016, State Administration of Taxation launched Cai Shui [2016] No.36 (“Circular 36”), which take effect from May 1st, 2016. In accordance with Circular 36, entities and individuals engaged in sales of services, intangible assets or real property within the territory of the People’s Republic of China are value-added taxpayers, and shall pay value-added tax (“VAT”) rather than business tax (“BT”) according to these Measures. With the effect of Circular 36, Pilot Program is repealed.

Pursuant to Circular 36, VAT exemption applies to medical services where all of the following conditions should be satisfied: (1) The medical institutions have obtained the Practice License for Medical Institutions in accordance with the Administrative Regulations on Medical Institutions of the State Council; (2) Medical services include the services which listed in the Specifications for Pricing Items of National Medical Services; and (3) The price of medical services shall not be higher than the guiding prices for medical services set by competent price departments at or above the prefecture (city) level. Circular 36 becomes effective from 1st May, 2016. In accordance with Circular 36, the Group’s medical services is not currently subject to VAT.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including primarily salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization and rental.

Research and development costs

Research and development costs consist primarily of the compensation and related costs for employees associated with the development of data management and online enterprise finance function platform services and are expensed as incurred.  Total research and development cost amounts to RMB 7,072,098, which has been recorded in general and administrative expenses account.

Operating leases

Leases, including leases of offices and servers, where substantially all the rewards and risks of ownership of assets remain with the lessor, are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease terms.

Taxation

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The income tax rate of the Group is 25%, and the taxation base is taxable income. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements net yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 which affects any entity using US GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

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

In August 2015, the FASB issued a new pronouncement ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 by one year.

For a non-public entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, and interim periods within that reporting period beginning after December 15, 2019. Early application will be permitted.

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

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements net yet adopted - continued

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

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

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

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements net yet adopted - continued

The new guidance is effective for non-public companies for fiscal years beginning after December 15, 2018, and interim periods beginning after December 15, 2019. The new guidance permits early adoption of the own credit provision.

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For non-public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this AUS do not provide a definition of restricted cash or restricted cash equivalents.  The amendments in this ASU are effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.  Early adoption is permitted, including adoption in an interim period.  The amendments in this ASU should be applied using a retrospective transition method to each period presented.  The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

3.                                      CASH AND CASH EQUIVALENTS

December 31,
2016

Cash in bank	54,145,310
Cash on hand	7,619
54,152,929

4.                                      INVENTORIES

December 31,
2016

Medical consumable supplies, no provision made	6,037,292

5.                                      ACCOUNTS RECEIVABLE

The accounts receivable is net of allowance for doubtful accounts, the balance of which during the eleven months ended December 31, 2016 are as follows:

December 31,
2016

Accounts receivable	21,982,256
Less: allowance for doubtful accounts	391,078
Accounts receivable, net	21,591,178

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

December 31,
2016

Advance to suppliers	25,048,414
Other receivables	2,981,320
28,029,734

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

7.                                      PROPERTY AND EQUIPMENT

Property and equipment consists of:

December 31,
2016

Medical equipment	93,642,729
Computer equipment and application software	28,077,196
Office equipment and others	11,834,784
Motor vehicles	3,490,455
Leasehold improvement	113,154,728

Less: accumulated depreciation	85,639,606
164,560,286
Construction in progress	27,331,861
Property and equipment, net	191,892,147

Depreciation expenses for the eleven months ended December 31, 2016 were RMB 31,311,025.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

8.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

December 31,
2016

Payroll payables	40,282,546
Accrued rental expense	34,325,440
Other tax payables	1,098,562
Other payables	8,768,657
Total	84,475,205

9.                                      INCOME TAXES

The Enterprise Income Tax Law (the “New EIT Law”), effective on January 1, 2008, adopted a unified income tax rate of 25%.  The Company was subject to the income tax rate of 25% in the period from February 1, 2016 to December 31, 2016.

Provision (credit) for income tax consisted of the following:

Eleven months ended
December 31,
2016

Income tax benefits:
-Current income tax expense	—
-Deferred income tax benefit	10,651,677

Total	10,651,677

The significant components of the Company’s deferred tax assets were as follows:

As of
December 31,
2016
Deferred tax assets

Current
Advertising fee	42,502
Employee education funds	12,205
Bad debt provision	97,769
Accrued expenses	940,561
Less: valuation allowance	549,037
Current deferred tax assets	544,000

Non-current
Net operating losses carry forwards	103,300,630
Less: valuation allowance	93,192,953
Non-current deferred tax assets	10,107,677

Deferred tax liabilities

Current
Unrealized gain on investments	1,447,006

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

9.                                      INCOME TAXES - continued

The Company considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives.  The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2016, the Company had a tax loss carry-forward amounted to 413,202,521 and would expire on various dates between December 31, 2016 and December 31, 2021.  The Company does not file combined or consolidated tax returns. Valuation allowance is considered on each individual subsidiary and legal entity basis.  Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

10.                               FAIR VALUE MEASUREMENT

Recurring fair value measurements

The Group measured short term investments at fair value on a recurring basis which are classified within Level 2 of the fair value hierarchy because they are valued based on the quoted market prices for smiliar assets or liabilities in an active market.

As of December 31, 2016, available-for-sale investments recorded in short-term investments included certain financial products from financial institutions with and without specified maturity dates. Those investments were measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

December 31,
2016

Short-term investments:
- Available for sale investments	909,704,783

Nonrecurring fair value measurements

The Group’s assets and liabilities are also subject to nonrecurring fair value measurements. Generally, assets are recorded at fair value on nonrecurring basis as a result of impairment charges. The Group did not record any impairment charges to assets measured at fair value on a nonrecurring basis during the eleven months ended December 31, 2016.

11.                               RELATED PARTY TRANSACTIONS AND BALANCES

Name of related party	Relationship

New China Life Insurance	45% - Interest Owner

(1)                                 The Group provides medical examination services to the general public as well as corporate customers which include companies controlled by New China Life Insurance. Revenue generated from providing services to the related parties totaled at RMB 30,491,235 for the eleven months ended December 31, 2016.

(2)                                 The significant balances between the Group and its related parties are as follows:

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

11.                               RELATED PARTY TRANSACTIONS AND BALANCES - continued

December 31,
2016

Amounts due from related parties	4,493,408
Amounts due to related parties	8,071,994

Details of those significant related parties balances provided in the table above are as follows:

(a) Amounts due from related parties

Amounts due from related parties are made up by the amounts due from the companies controlled by New China Life Insurance. as of December 31, 2016, representing accounts receivable of medical examination fee.

(b) Amounts due to related parties

Amounts due to related parties are made up by amounts due to the companies controlled by New China Life Insurance as of December 31, 2016, representing advance from customers of medical examination fee and other payment.

12.          COMMITMENTS

Non-cancelable operating lease commitments

The Group leases offices and servers under non-cancelable operating leases agreement.  Rental expenses under operating leases for the eleven months ended December 31, 2016 was RMB39,616,105.

Future minimum lease payments under non-cancelable operating leases agreements as of December 31, 2016 are as follows:

Amount
Year 2017	75,536,785
Year 2018	65,909,475
Year 2019	57,430,405
Year 2020	60,124,987
Year 2021	63,431,258
After Year 2021	107,777,623
430,210,533

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016

13.          STATUTORY RESERVE

In accordance with PRC laws and regulations and their articles of association, the Group’s subsidiaries located in the PRC are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion.  These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries.  The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was RMB 3,454 for the eleven months ended December 31, 2016.

14.                               SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date of December 31, 2016 through August 15, 2017, which is the date the audited consolidated financial statements were available to be issued, and noted no significant subsequent events.