Form 20-F/A
period 2017-03-31
iKang Healthcare Group, Inc.
filed 2017-12-04
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This amendment No. 1 (this “Amendment No. 1”) to iKang Healthcare Group, Inc.’s annual report on Form 20-F for the fiscal year ended March 31, 2017 (the “2016 20-F”) hereby amends “Item 3.D. Risk Factors — Risks Related to the ADSs” and “Item 4.A. History and Development of the Company — Proposed Going-private Transaction” of the 2016 20-F. The 2016 20-F was originally filed with the Securities and Exchange Commission on August 15, 2017 (the “Original Report”). This Amendment No. 1 is prepared for the purpose of providing additional clarifying information and certain updates to the Original Report in response to the comments from the staff of the U.S. Securities and Exchange Commission in connection with its review of the Original Report.

This Amendment No. 1 speaks as of the filing date of the Original Report. Other than as set forth above, this Amendment No. 1 on Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2016 20-F or reflect any events that have occurred since March 31, 2017.

i

PART I

Item 3. KEY INFORMATION

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

We did not maintain any medical malpractice insurance, business interruption insurance, general liability insurance or public liability insurance, and we maintained only limited property insurance for fiscal 2016.

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

We have requested our relevant shareholders who are subject to the SAFE regulations to make the necessary registrations under the SAFE regulations. However, we may not be fully informed of the identities of the beneficial owners of our company. Our shareholders, including Mr. Lee Ligang Zhang, Mr. Boquan He, Ms. Feiyan Huang, Mr. Minjian Shi, and Mr. Baoqing Liu, have completed their registrations pursuant to Circular 37. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 37 in a timely manner or at all, or will comply with the requirements under Circular 37 or other related rules in the future. Any failure by our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on the ability of our PRC subsidiaries to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

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

Our PRC subsidiaries do not have equity interests in the affiliated PRC entities. Our affiliated PRC entities may distribute their profits to us primarily by means of paying service and consulting fees or by other means permitted by law, which would be subject to additional PRC taxes and local levies generally at the combined rates of ranging from 5.60% to 5.65% or ranging from 6.72% to 6.78%, respectively, of the total fees paid by the affiliated PRC entities to our PRC subsidiaries. In addition, the PRC tax authorities could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes if such authorities determined that the contractual arrangements between our PRC subsidiaries and affiliated PRC entities were not entered into based on arm’s-length principles, which could materially and adversely affect our affiliated PRC entities’ ability to distribute their profits to us. See “— Risks Related to Our Corporate Structure — The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.” In addition, our PRC subsidiaries generally should audit their yearly financial statements according to PRC GAAP and pass resolutions for dividend distribution prior to paying dividend to us. Furthermore, dividends paid to us by our PRC subsidiaries are subject to the 10% withholding tax unless we are considered a PRC resident enterprise under the EIT Law and such dividends qualify as tax-exempt income. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations” and “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Taxation — Enterprise Income Tax.”

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ on April 9, 2014, the trading price of our ADSs has ranged from US$11.73 to US$22.65 per ADS, and the last reported trading price on August 11, 2017 was US$13.83 per ADS. In particular, the trading price of our ADSs declined from US$15.72 per ADS as of August 31, 2015 when we received the first proposal with respect to a going-private transaction from Mr. Lee Ligang Zhang to US$13.83 per ADS as of August 11, 2017. At the time of Meinian’s and Yunfeng Capital’s respective proposals with respect to a going-private transaction, the last trading price of our ADSs was US$16.77 per ADS as of November 27, 2015 and US$21.12 per ADS as of June 6, 2016. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

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

The special committee of independent directors is continuing to consider and evaluate the going-private proposal from Yunfeng Capital. The special committee and Yunfeng Capital have exchanged numerous written and verbal communications regarding the proposed going-private transaction over the course of the last several months and the special committee is continuing to negotiate the potential terms of a going-private transaction with Yunfeng Capital. In addition, representatives of Yunfeng Capital are engaged in ongoing discussions with the special committee and our significant shareholders, whose support would be required for Yunfeng Capital to obtain the requisite shareholders’ approval for any proposed going-private transaction involving our company, with respect to, among other matters, the potential terms of possible voting arrangements pursuant to which such significant shareholders would agree to vote their shares in favor of the proposed going-private transaction with Yunfeng Capital. However, no decisions have been made by the special committee with respect to any potential going-private transaction and there can be no assurance that the special committee and Yunfeng Capital will reach agreement regarding the terms of a potential going-private transaction or that any such transaction will be approved or consummated. There had been no prior or current dealings between Yunfeng Capital (and/or its co-founders) and any director of our company that do not relate to Yunfeng Capital’s nonbinding proposal letter.

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

PART III

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
4.23

Power of Attorney executed by Hu Haiqing in favor of Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.24

Statement and Acknowledgment executed by Ma Rui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.25

Equity Transfer Agreement among Shanghai iKang Guobin Health Examination Management Group Co., Ltd., Shanghai Huajian Health Examination Management Co., Ltd. and Qian Hui dated December 30, 2013 (English translation) (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.26

Shanghai Assets and Equity Transaction Contract between Shanghai Gaotong Logistic Service and Management Co., Ltd. and Shanghai iKang Health Examination Management Group Co., Ltd. dated May 22, 2014 (English translation) (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.27

Equity Transfer Agreement among Shanghai Huajian Investment Management Co., Ltd., Shanghai iKang Guobin Health Examination Management Group Co., Ltd. and Shanghai Huajian Health Examination Management Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.28

Supplementary Agreement on Qian Hui’s Transfer of All Her Equities in Shanghai Huajian Health Examination Management Co., Ltd. to Shanghai iKang Health Examination Management Group, Co., Ltd. between Qian Hui and Shanghai iKang Health Examination Management Group, Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.32 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.29

Equity Transfer Agreement between Hunan Fengxun Digital Technology Co., Ltd. and iKang Guobin Health Examination Management Group Co., Ltd. dated February 10, 2015 (English translation) (incorporated herein by reference to Exhibit 4.33 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 27, 2015)

4.30

Rights Agreement between iKang Healthcare Group, Inc. and American Stock Transfer & Trust Company, L.L.C., as Rights Agent dated December 2, 2015 (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.31

Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.32

Summary Translation of Capital Injection Agreement among New China Life Insurance Co., Ltd., iKang Guobin Healthcare Group Co., Ltd., Shenzhen Top Spring Pu Chang Investment Management Co., Ltd. and New China Life Insurance Health Investment Management Co., Ltd. dated December 4, 2015 (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.33

Summary Translation of Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated December 9, 2015 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.34

Summary Translation of Investment Agreement between Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated December 7, 2015 (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.35

Summary Translation of Investment Agreement between Zhongjin Zhide Equity Investment Management Co., Ltd. and iKang Healthcare Technology Group Co., Ltd. dated December 11, 2015 (incorporated herein by reference to Exhibit 4.39 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

Exhibit Number	Description of Document
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

12.1**	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2**	Consent of King & Wood Mallesons
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Previously filed or furnished with the annual report on Form 20-F on August 15, 2017.

** Filed with this Amendment No. 1 to the annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Form 20-F on its behalf.

iKang Healthcare Group, Inc.

/s/ Lee Ligang Zhang
	Name:	Lee Ligang Zhang
	Title:	Chairman and Chief Executive Officer
Date: December 4, 2017