Form 20-F
period 2018-03-31
iKang Healthcare Group, Inc.
filed 2018-08-10
CIK 1524190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

33,916,439 Class A common shares and 805,100 Class C common shares as of March 31, 2018.

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

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•                  “fiscal 2015,” “fiscal 2016” and “fiscal 2017” means the 12-month periods ended March 31, 2016, 2017 and 2018, respectively ; references to years not specified as being fiscal years are calendar years ;

•                  “RMB” or “Renminbi” refers to the legal currency of China. “US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

•                  “tier-1 cities” or “first tier cities” refer to Beijing, Shanghai, Guangzhou and Shenzhen ; “tier-2 cities” or “second tier cities” refer to all provincial capitals and municipalities, except for the first tier cities ; and “third tier cities” refer to other municipal cities except for tier-1 cities and tier-2 cities in China ; and

•                  “we,” “us,” “our company,” and “our” refer to iKang Healthcare Group, Inc., a Cayman Islands company, predecessor entities, subsidiaries and affiliated entities.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of operations data for the three years ended March 31, 2016, 2017 and 2018 and the consolidated balance sheets data as of March 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended March 31, 2014 and 2015 and the selected consolidated balance sheets data as of March 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended March 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except per share data)
Net revenues	202,304	290,781	370,812	435,713	563,932
Cost of revenues	106,405	154,943	210,909	262,134	325,656
Gross profit	95,899	135,838	159,903	173,579	238,276
Operating expenses:
Sales and marketing expenses	28,879	41,059	64,763	74,304	96,594
General and administrative expenses	32,053	52,331	65,422	82,783	126,255
Research and development expenses	1,603	1,401	3,716	3,194	3,055
Total operating expenses	62,535	94,791	133,901	160,281	225,904
Income from operations	33,364	41,047	26,002	13,298	12,372
Gain/(loss) from forward contracts	57	(8)	—	—	—
Interest expense	(1,331)	(2,466)	(4,603)	(13,880)	(20,191)
Interest income	93	699	785	939	382
Other income	—	883	1,874	—	—
Income/(loss) before provision for income taxes and (loss)/gain from equity method investments	32,183	40,155	24,058	357	(7,437)
Income tax expenses	10,101	13,280	5,838	3,354	6,791
Income/(loss) before (loss)/gain from equity method investments	22,082	26,875	18,220	(2,997)	(14,228)
(Loss)/gain from equity method investments	(156)	521	(1,732)	(9,547)	(2,448)
Net income/(loss)	21,926	27,396	16,488	(12,544)	(16,676)
Less: Net income/(loss) attributable to non-controlling interest	319	283	(1,837)	(1,293)	633
Net income/(loss) attributable to iKang Healthcare Group, Inc.	21,607	27,113	18,325	(11,251)	(17,309)
Deemed dividend to preferred shareholders	20,436	100	—	—	—
Undistributed earnings allocated to preferred shareholders	7,310	201	—	—	—
Net (loss)/income attributable to common and preferred shareholders of iKang Healthcare Group, Inc.	(6,139)	26,812	18,325	(11,251)	(17,309)
Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	(0.97)	0.82	0.55	(0.33)	(0.50)
Diluted	(0.97)	0.79	0.54	(0.33)	(0.50)
Net (loss)/income per ADS attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	(0.48)	0.41	0.28	(0.17)	(0.25)
Diluted	(0.48)	0.40	0.27	(0.17)	(0.25)

Summary Consolidated Balance Sheet Data:

	As of March 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Total current assets	110,830	278,665	305,703	219,915	295,379
Total assets	250,226	499,001	803,641	728,491	865,155
Total current liabilities	103,442	163,147	199,000	287,160	440,529
Total liabilities	108,848	170,653	438,239	396,086	485,330
Convertible redeemable preferred shares	264,517	—	—	—	—
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	(126,957)	319,130	342,826	312,437	355,707
Non-controlling interests	3,818	9,218	22,576	19,968	24,118
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	250,226	499,001	803,641	728,491	865,155

	For the years ended March 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Net cash generated from operating activities	34,303	41,097	43,602	50,043	23,005
Net cash used in investing activities	(96,714)	(147,062)	(261,533)	(32,011)	(34,783)
Net cash provided/(used in) by financing activities	29,342	173,570	237,465	(52,421)	4,504
Effect of exchange rate changes	136	(490)	(8,759)	(8,824)	5,277
Net (decrease)/increase in cash and cash equivalents	(32,933)	67,115	10,775	(43,213)	(1,997)
Cash and cash equivalents at the beginning of year	63,154	30,221	97,336	108,111	64,898
Cash and cash equivalents at the end of year	30,221	97,336	108,111	64,898	62,901

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 3, 2018, the daily exchange rate reported by the Federal Reserve Board was RMB6.8309 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rage
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7569	6.4773	6.9575
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850
July	6.8038	6.7164	6.8102	6.6123
August (through August 3, 2018)	6.8309	6.8281	6.8380	6.8154

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

We derive a significant portion of our net revenues from our services to corporate accounts, which accounted for 83.6%, 83.6% and 81.2% of our net revenues in fiscal 2015, 2016 and 2017, respectively, and the growth in our net revenues has been primarily driven by the increase in the number of our corporate customers, which in turn increases the number of people who use our medical examination and disease screening services.

Revenues from our top ten corporate customers accounted for 14%, 15% and 14% of our net revenues in fiscal 2015, 2016 and 2017, respectively. Our dependence on these corporate customers increases their bargaining power and the need for us to maintain good relationships with them. If any corporate customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, employees covered under such corporate account may opt for or be forced to use other service providers. Our dependence on corporate accounts also exposes us to risks associated with the internal management, financial condition and creditworthiness of our corporate customers. To the extent that these corporate customers significantly reduce their demand for our services, switch to other preventive healthcare services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to corporate customers. Any consolidation, restructuring, reorganization or other ownership change in these corporate customers may also have a material adverse effect on our business, financial condition, results of operations and prospects.

We generally enter into corporate service agreements with our corporate customers for a term of six months or one year. We may not be able to renew such agreements on terms that are favorable to us, or at all. In addition, one or more of these major corporate customers may breach their agreements or fail to comply with their obligations thereunder. As a result of the foregoing, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to manage our growth and our growth strategies effectively, our business, financial condition, results of operations and prospects may suffer.

We have experienced steady revenue growth since the commencement of our operations. Our net revenues grew by 17.5% from US$370.8 million in fiscal 2015 to US$435.7 million in fiscal 2016, which in turn increased by 29.4% to US$563.9 million in fiscal 2017. The number of our corporate customers increased approximately, in each case, from 30,900 to 36,400 and 41,100, and the number of our individual customers increased approximately, in each case, from 518,500 to 722,800 and 975,300 respectively, from fiscal 2015 to fiscal 2016 and fiscal 2017. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain our corporate customers, decreased customer spending, increased competition, slowing growth of the overall preventive healthcare services market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our customer base continues to increase, the growth rate of our customer base may decline over time. We may also lose customers for other reasons, such as failure to deliver satisfactory medical examination services. If our growth rates decline, investors’ perception of our business and business prospects may be adversely affected.

We intend to further strengthen our leading position in the private healthcare services market in China and transform ourselves into an integrated health management company. We will continue to diversify our service offerings by providing dental care services at our medical centers as well as high-quality outpatient services through collaborating with top doctors from public hospitals. We will also continue to expand our nationwide network coverage to penetrate further into second tier and third tier cities through selected acquisitions and cooperative relationships with various third party service providers, and further grow our customer base. In addition, we will further strengthen our disease screening product offering by the launch of iKangCare+ and iKangPartner+ strategies. iKangCare+ corporate client platform is able to generate self-served personalized medical examination service checkup menus for each employee of the corporate customer. With iKangPartners+ plan, we aim to provide our customers with high quality services through our strong partnerships with academic institutions, medical associations, leading providers in the field of in vitro diagnosis and genetic testing, and world-class vendors in medical equipment.

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

On March 26, 2018, our company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with IK Healthcare Investment Limited and IK Healthcare Merger Limited in connection with a proposed going-private merger. For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.” The merger is subject to customary closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the shares of our company present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders. There can be no assurance that the proposed going-private transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed going-private transaction. All the fees and costs will be payable by us even if the transaction is not completed. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going- private transaction could have an adverse effect on our relationships with customers and third-party service providers. If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including payment of certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions. We have not paid in full certain required insurance premiums and contribution for our employees in the past. Currently, in several medical centers, we may not be in full compliance with relevant requirements. Some of our subsidiaries have received requests from local social insurance regulatory authorities to make payments for insufficient social insurance contributions for some of their employees and we have made such payments in full upon such requests. The amount of outstanding payments relating to social insurance was approximately US$4.0 million as of March 31, 2018. While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties. According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments, plus a late fee charge of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities. If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premia described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any underreported obligation of the employer. An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.

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

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from US$74.2 million as of March 31, 2016 to US$79.6 million as of March 31, 2017, and to US$149.3 million as of March 31, 2018, representing 24.3%, 36.2% and 50.5% of total current assets and 9.2%, 10.9% and 17.3% of total assets as of March 31, 2016, 2017 and 2018, respectively. Moreover, accounts receivable (net of allowance for doubtful accounts) aged over six months have increased from US$26.7 million, or 36.0% of total accounts receivable, as of March 31, 2016 to US$25.5 million, or 32.1% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2017, and to US$35.9 million, or 24.0% of total accounts receivable (net of allowance for doubtful accounts) as of March 31, 2018. We have established a reserve for the portion of such accounts receivable that we estimate will not be collected on a timely basis. The specific reserve is based on historical trends and current relationships with our customers. Changes in the amount and age of our accounts receivable can result from a number of factors, including rapid growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial health of the customers. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect our financial results.

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

We did not maintain any medical malpractice insurance or business interruption insurance, and we maintained general liability insurance or public liability insurance and limited property insurance for fiscal 2017.

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

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. We currently lease all of the facilities in which we operate our self-owned medical centers, and the leasing costs associated with our healthcare services have historically accounted for a significant portion of our cost of revenues. In fiscal 2015, 2016 and 2017, the leasing costs comprised 18.4%, 19.4% and 18.9% of our cost of revenues, respectively. We expect our leasing costs to increase in an absolute term as we expand the number of medical centers that we operate and as landlords increase rental rates.

As of March 31, 2018, the leases on our 110 self-owned medical centers have various expiration dates ranging from 2018 to 2035. As these leases approach expiration, we may not be able to renew them on terms favorable to us, or at all. Landlords may also terminate leases prior to the expiration date upon the payment of a penalty which, in our judgment, makes it unlikely for the landlords to terminate these leases early. If we cannot successfully offset our increased leasing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected.

Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.

As the operations of our business generate waste water, hazardous substances and other industrial wastes, we must comply with all applicable national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment and occupational diseases hazard assessment procedures and pass certain inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations. In addition, each of our medical centers is required to comply with the safety and health laws and regulations in China. For example, each of our medical centers must obtain a radiation safety permit from the relevant local counterpart of the Ministry of Ecology and Environmental in order to operate any medical equipment that contains radioactive materials or emits radiation. We have not completed certain environmental and occupational disease related assessment or approval procedures for some of our facilities, and some of our facilities have not obtained or timely updated the required waste discharge permits and radiation safety permits. We are taking remedial measures necessary to obtain the requisite approvals and permits and follow the requisite requirements. However, we may not be able to obtain such approvals and permits or follow the requisite requirements in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental, health and safety laws and regulations, we may be required to pay fines or damages to third parties or we may be ordered to suspend or cease our operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

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

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property and proprietary information as critical to our competitiveness and success. We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. As of March 31, 2018, we had 245 registered trademarks. We own or possess the rights to 192 domain names that we use in connection with the operation of our business, and have copyrighted 18 software programs that we developed ourselves for managing our operations. Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license. In 2017, iKang Healthcare Technology Group Co., Ltd. authorized and licensed the use of our intellectual property, corporate names, trademarks, copyright, patent right, and know-how to two medical centers it co-invested with various parties, which exposed us to further risks. We have taken, and will continue to take, a variety of actions to combat infringement of our intellectual property and other proprietary information. However, our legal actions may not always be successful. In 2012, we filed an arbitration proceeding against a third party company who operates a website under the domain name of “www.aikang.com” and use as trade name with the same Chinese characters as one of our PRC subsidiaries to provide medical knowledge, introduction of medical institutions and links to websites of medical examination centers. But our claim was dismissed by the arbitral tribunal, and the website “www.aikang.com” is still operated by such third-party company as of the date of this annual report. In January 2016, we filed a complaint with the People’s Court of Chaoyang District of Beijing against a PRC company, a former employee of such company and certain other defendants with respect to the defendants’ joint infringement of our trade secrets including customer information, prices, marketing strategies and other internal business information. We withdrew the complaint in December 2017 and refiled it with the People’s Court of Pudong District of Shanghai in January 2018 due to changes in the defendants’ jurisdiction. The People’s Court of Pudong District of Shanghai is currently in the process of reviewing our claims and relevant evidence. In addition, in April 2016, we filed another complaint with the Shanghai Intellectual Property Court against that PRC company and certain other defendants with respect to the defendants’ joint infringement of our copyright of medical examination software systems. The Shanghai Intellectual Property Court is currently in the process of reviewing our claims and relevant evidence. Infringement of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

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

We granted share options and warrants to our employees and advisors. We are required to account for share based compensation expenses in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of March 31, 2018, there were 2,018,725 options and warrants outstanding which entitle their holders to purchase a total of 2,018,725 Class A common shares. As a result, we incurred share-based compensation expense of US$1.9 million, US$1.9 million and US$34.8 million in fiscal 2015, 2016 and 2017, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Item 5.A. Operating Results — Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements for the years ended March 31, 2017 and 2018 included in this annual report for a more detailed presentation of accounting for our share-based compensation plans, respectively.

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

Our management has concluded that our internal control over financial reporting was effective as of March 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of March 31, 2018. See “Item 15. Controls and Procedures — Report of Independent Registered Public Accounting Firm.” However, if we fail to maintain the effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The PRC Enterprise Income Tax Law, effective on January 1, 2008 and amended on December 24, 2017, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related-party transactions that are inconsistent with arm’s-length principles. Beijing iKang, Zhejiang iKang and Yuanhua WFOE could face material adverse tax consequences if the PRC tax authorities determined that the contractual arrangements between them and our affiliated PRC entities were not entered into based on arm’s-length negotiations and therefore constitute a favorable transfer pricing arrangement. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determined that these contracts were not entered into on an arm’s-length basis, they could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entities tax expenses without reducing Beijing iKang, Zhejiang iKang or Yuanhua WFOE’s tax expenses, and could subject our affiliated PRC entities to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated net income may be adversely affected.

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

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as foreign-invested enterprises in the PRC, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff welfare and bonus fund. These enterprise expansion reserve and staff welfare and bonus funds are not distributable as cash dividends. As of March 31, 2018, except for iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guobin Jiuxianqiao, iKang Health Cloud (Beijing) Software, iKang Shanghai Xikang Road, iKang Shanghai Lujiazui, iKang Shanghai Yan’an West Road, iKang Guangzhou Huanshi East/Tianhe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing and iKang Fuzhou Gulou, none of our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries had a statutory reserve fund that reached 50% of their respective registered capital. Therefore, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries (except for iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Guobin Jiuxianqiao, iKang Health Cloud (Beijing) Software, iKang Shanghai Xikang Road, iKang Shanghai Lujiazui, iKang Shanghai Yan’an West Road and iKang Guangzhou Huanshi East/Tianhe, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing, iKang Fuzhou Gulou) would continue to allocate at least 10% of their respective after-tax profits to the statutory reserve fund until the aggregate amount of such a fund reaches the 50% threshold.

Our PRC subsidiaries do not have equity interests in the affiliated PRC entities. Our affiliated PRC entities may distribute their profits to us primarily by means of paying service and consulting fees or by other means permitted by law, which would be subject to additional PRC taxes and local levies generally at the combined rates of ranging from 6.72% to 6.78%, respectively, of the total fees paid by the affiliated PRC entities to our PRC subsidiaries. In addition, the PRC tax authorities could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes if such authorities determined that the contractual arrangements between our PRC subsidiaries and affiliated PRC entities were not entered into based on arm’s-length principles, which could materially and adversely affect our affiliated PRC entities’ ability to distribute their profits to us. See “— Risks Related to Our Corporate Structure — The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.” In addition, our PRC subsidiaries generally should audit their yearly financial statements according to PRC GAAP and pass resolutions for dividend distribution prior to paying dividend to us. Furthermore, dividends paid to us by our PRC subsidiaries are subject to the 10% withholding tax unless we are considered a PRC resident enterprise under the EIT Law and such dividends qualify as tax-exempt income. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations” and “Item 4.B. Business Overview — Government Regulations — Regulations Relating to Taxation — Enterprise Income Tax.”

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries are restricted from transferring a portion of their net assets to us. Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries, affiliated PRC entities and their respective subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and affiliated PRC entities not available for distribution was US$264 million as of March 31, 2018.

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

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. On February 3, 2015, the SAT issued Announcement on Several Issues regarding the Indirect Assets Transfer by Non-resident Enterprises, or Bulletin 7, which replaced certain provisions under Circular 698 and provided more detailed rules as to the tax administration over indirect transfers by non-resident enterprises. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, to completely repeal Circular 698 and the second paragraph of Section 8 of Bulletin 7. By promulgating and implementing rules, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise and other taxable PRC assets by a non-PRC resident enterprise.

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

According to SAT Circular 37, the amount of taxable income equals the remainder after deducting the net equity value from the equity transfer income. Equity transfer income means the consideration collected by the transferor from the equity transfer, including income in both monetary form and non-monetary form. Net equity value means the tax basis for acquiring such equity. The tax basis for the equity is the capital contribution costs actually paid by the equity transferor to a PRC resident enterprise at the time of the investment and equity participation, or the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of such equity.Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect. There is little guidance and practical experience as to the retrospective application of Bulletin 7 and SAT Circular 37, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. Some of our shareholders have made some share transfers in our company prior to our initial public offering and not made tax filings in accordance with Circular 698. As a result, we and such non-PRC resident shareholders may be at risk of being taxed under Bulletin 7  and SAT Circular 37, and may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to establish that we should not be taxed under Circular 698.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct and indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 59, Bulletin 7 and SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59, Bulletin 7 or SAT Circular 37, our income tax costs associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ on April 9, 2014, the trading price of our ADSs has ranged from US$11.73 to US$22.65 per ADS, and the last reported trading price on August 9, 2018 was US$20.41 per ADS. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

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

We granted share options to our employees and advisors in 2004 to 2018. In February and April 2013 and March 2014, we established three Share Incentive Plans to help us recruit and retain key employees, directors and consultants by providing incentives through the granting of equity awards. Under those Share Incentive Plans, we may issue equity awards in the form of share options, restricted shares or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3,074,000 Class A common shares, assuming full exercise of all awards that may be granted under these three share incentive plans. As of March 31, 2018, there were 2,018,725 options and warrants outstanding, which entitle their holders to purchase a total of 2,018,725 Class A common shares. The exercise of options we have granted would result in a reduction in the percentage of ownership of the existing holders of Class A common shares and of ADSs, and therefore could result in a dilution in the earnings per common share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

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

As a result of the disparate voting power attached to these two classes of common shares and the concentration of ownership, as of June 30, 2018, Mr. Lee Ligang Zhang owned approximately 34.3% of the total voting power represented by our outstanding common shares and has substantial influence over our business. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

•                  shareholder(s) who hold(s) more than one third of the voting rights of our company having requisitioned for an extraordinary general meeting at least 21 days previously or any of such shareholders representing more than one half of the total voting rights of all of them, have the right to convene an extraordinary general meeting, and the agenda of such meeting will be set by the shareholder(s) who hold more than one third of the voting rights of our company who requested such meeting or any of such shareholders representing more than one half of the total voting rights of all of them; and

•                  the amended and restated articles of association may be amended only by a resolution passed at a shareholders’ meeting by a majority of at least two-thirds of the votes cast.

On December 2, 2015, our board of directors adopted a rights agreement between us and American Stock Transfer & Trust Company, L.L.C., as the rights agent (the “Rights Agreement”). The Rights Agreement provides, among other things, that when specified events occur, our shareholders of Class A common shares and Class C common shares will be entitled to purchase from us one Class A common share for an exercise price of $80 for each common share they own. Such purchase rights are triggered by the earlier to occur of (1) our announcement that a person or group has acquired 10% or more of our Class A common shares or the date and time on which any such person or group has acquired more than 50% of our Class A common shares, and (2) the tenth business day, or such later date designated by our board of directors, after any person or group commences a tender or exchange offer that will result in such person or group owning 10% or more of our Class A common shares. The issuance of Class A common shares pursuant to this rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. On November 28, 2016 and November 29, 2017, our board of directors extended the Rights Agreement and it is currently scheduled to expire on December 2, 2018. We also amended the Rights Agreement on March 26, 2018 and May 29, 2018, to render it inapplicable to our proposed going-private merger. For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.”

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

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of the ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2018. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold and expect to continue to hold a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. person owned an ADS or a Class A common share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to the U.S. person. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai Guobin Medical Holding Co., Ltd. which changed its name to iKang Healthcare Technology Group Co., Ltd. in November 2014, or iKang Holding, in connection with a business combination, and entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over iKang Holding. Since the transactions between Beijing iKang and iKang Holding in 2007 till March 31, 2018, in an effort to further expand our services coverage in China, we acquired or constructed 110 medical centers in China.

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

Our principal executive offices are located at B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, China. Our telephone number at this address is +(8610) 5320-6688. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd avenue Suite 403 New York New York 10017.

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

Announced on March 12, 2018, the special committee of independent directors received a proposal from Yunfeng Capital and Alibaba Investment Limited, proposing a transaction in which a consortium led by Yunfeng Capital and Alibaba Investment Limited would acquire all of the outstanding Class A common shares, Class C common shares (together with Class A common shares, the “Shares”) and ADSs of the Company in an all-cash transaction for US$20.00 per ADS or US$40.00 per Share.

On March 26, 2018, we entered into the Merger Agreement with IK Healthcare Investment Limited (“Parent”), a special purpose vehicle wholly-owned by one or more affiliates of Yunfeng Capital and Alibaba Group Holding Limited (collectively, the “Sponsors”), and IK Healthcare Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Parent.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into our company, with our company continuing as the surviving company and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger and each of the ADSs will be cancelled and cease to exist in exchange for the right to receive US$41.20 per Share or US$20.60 per ADS, in each case, in cash, without interest, except for (i) Shares held by Parent, our company or any of their respective subsidiaries, (ii) Shares issued to the depositary of our ADS program and reserved for the exercise of the options granted under our share incentive plans, (iii) certain Shares (including Shares represented by ADSs) beneficially owned by Mr. Lee Ligang Zhang and Mr. Boquan He (collectively, the “Rollover Shareholders”) at the consummation of the merger in connection with the Transactions (the “Rollover Shares”), and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.  At the effective time of the merger, the Rollover Shares will be cancelled for no consideration, and the Rollover Shareholders will subscribe for newly issued shares of an affiliate of Parent.

Our board of directors, acting upon the unanimous recommendation of the special committee of independent directors, approved the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the merger, and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the Transactions, including the merger. The special committee of independent directors, which is composed solely of independent directors of our company who are unaffiliated with any member of the Yunfeng/Alibaba Buyer Group (as defined below) or management of our company, exclusively negotiated the terms of the Merger Agreement with Parent, Merger Sub and the Rollover Shareholders (collectively, the “Yunfeng/Alibaba Buyer Group”) with the assistance of its independent financial and legal advisors.

The merger, which is currently expected to close during the third quarter of 2018, is subject to customary closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders. We also amended our shareholder rights plan to render it inapplicable to the Merger Agreement and the Transactions, including the merger.

On May 29, 2018, we entered into an amendment to the Merger Agreement (the “Amended Merger Agreement”), pursuant to which Boyu Capital Fund III, L.P. joined the affiliates of Yunfeng Capital and Alibaba Group Holding Limited as a sponsor and provided equity financing for the transactions contemplated by the Amended Merger Agreement (the “Amended Transactions”). We also amended our shareholder rights plan to render it inapplicable to the Amended Merger Agreement and the Amended Transactions.

On May 30, 2018, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used at the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the merger including the effects of the merger on our company and the effects on our company if the merger is not completed.

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

Investment in NCI Health

In February 2016, we completed a strategic equity investment in New China Life Insurance Health Investment Management Co., Ltd., or NCI Health, at a total price of RMB765.0 million. After the foregoing investment, New China Life Insurance Co., Ltd., we and another investor hold 45%, 45% and 10% equity interest in NCI Health, respectively.

In December 2017, iKang Healthcare Technology Group Co., Ltd. (“iKang Holding”), an affiliate of Mr. Lee Ligang Zhang — Ligang Capital Investment (Shenzhen) Co., Ltd. (“Ligang Capital”), Shenzhen Putai Investment & Development Co. Ltd. (“Putai Investment”) and AVIC Trust Co., Ltd. (AVIC Trust) entered into the Limited Partnership Agreement to establish a limited partnership (“AVIC Partnership”), namely Hangkang Investment Management Partnership (Limited Partnership) of Ningbo Meishan Bonded Port Area, to invest in the healthcare sector. With respect to AVIC Partnership’s registered capital, Ligang Capital and Putai Investment, as general partners, each subscribed RMB 1 million; AVIC Trust, as a senior limited partner, subscribed no more than RMB 430 million; and iKang Holding, as a junior limited partner, subscribed RMB 70 million. We have not made any capital contribution to date. AVIC Partnership purchased 25% equity interest in NCI Health from iKang Guobin Medical Examination Management Co., Ltd. (“iKang Medical Examination”), and both parties further entered into a Long-term Purchase Agreement, which provides iKang Medical Examination the option to repurchase the equity interest at the initial purchase price plus an agreed premium within three years. AVIC Partnership also authorized iKang Medical Examination to exercise management rights of the 25% equity interest during the same period through the Letter of Authorization. Furthermore, we and AVIC Partnership entered in to the Corporation Guarantee Agreement, under which, we, as guarantor, will provide guarantee for iKang Medical Examination’s performance in connection with such purchase.

Investment in Medical Centers

In July 2017, we, iKang Holding, China Industrial Asset Management Limited (or “China Industrial Asset Management”), Ligang Capital and an affiliate of China Industrial Asset Management- Ningbo Meishan Bonded Port Area Yuansheng Investment Management Co., Ltd. (“Ningbo Yuansheng”) entered into a cooperation agreement to form certain healthcare investment funds to invest in medical centers. The aggregate size of the healthcare investment funds will not exceed RMB502 million. Ligang Capital and Ningbo Yuansheng will act as general partners and each contribute RMB1 million to the investment funds. We and China Industrial Asset Management will each contribute up to RMB50 million to the investment funds as limited partners. The investment funds will admit other limited partners which will contribute up to RMB400 million. Pursuant to the arrangements, the investment funds will either set up new medical centers or acquire existing medical centers.

In October 2017, further to the cooperation agreement above, iKang Holding, Ligang Capital, Ningbo Yuansheng, China Industrial Asset Management and Shanghai Yuansheng Investment Management Co., Ltd. (“Shanghai Yuansheng”) entered into the Limited Partnership Agreement to establish a limited partnership (“China Industrial Partnership”), namely Aiying Xingsheng Healthcare Equity Investment Partnership (Limited Partnership) of Ningbo Meishan Bonded Port Area (“Aiying Xingsheng Limited Partnership Agreement”) to conduct equity investment in healthcare projects. With respect to China Industrial Partnership’s registered capital, Ningbo Yuansheng and Ligang Capital, as general partners, each subscribed RMB 1 million; China Industrial Asset Management, as a senior limited partner, subscribed RMB 400 million; Shanghai Yuansheng and iKang Holding, as junior limited partners, each subscribed RMB 50 million. According to the Aiying Xingsheng Limited Partnership Agreement, the cooperation agreement in July 2017, and the Long-term Purchase Agreement entered into between Ningbo Meishan Bonded Port Area Aiying Xingsheng Healthcare Equity Investment Partnership (LP) (“Aiying Xingsheng”) and iKang Holding in October 2017, the parties will set up new medical centers under China Industrial Partnership, or acquire equity interests in existing medical centers directly held by us and/or iKang Holding or other third parties; And after operating these medical centers for a period of at least two years, China Industrial Partnership will transfer their interests in these medical centers to us firstly or other third parties appointed by us at tentative agreed price equal to their original costs with an annual return rate of 15% or the price then agreed by partners of Aiying Xingsheng during the exit period.

B.            BUSINESS OVERVIEW

Overview

We provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services, including disease screening, dental care services and other services in China. As of March 31, 2018, our nationwide network consisted of 110 self-owned medical centers, which contributed the majority of our revenue and our self-owned medical center network covered 33 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. We have also supplemented our self-owned medical center network by contracting with approximately 400 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows us to serve our customers in markets where we do not have self-owned medical centers.

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

Our net revenues were US$370.8 million, US$435.7 million and US$563.9 million for fiscal 2015, 2016 and 2017, respectively.

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

We provide services through our nationwide network of self-owned medical centers and the facilities of third-party service providers. We integrate the scheduling of and payment for services provided by third-party service providers through our online and telephonic healthcare management and consulting system which allows the employees or clients of our corporate customers and individual customers to make reservations online or by phone for (1) medical examination services at our 110 self-owned centers and approximately 400 third-party service providers in approximately 33 cities as of March 31, 2018 and (2) outpatient services at nine of our self-owned medical centers and dental treatment at 50 of our self-owned medical centers. In fiscal 2015, 2016 and 2017, we served 95.4%, 95.2% and 97.1% of our customers in our self-owned medical centers and the remaining approximately 4.6%, 4.8% and 2.9% through our third party providers, respectively. In fiscal 2015, 2016 and 2017, the number of visits to our self-owned medical centers amounted to approximately 4,363,000, 5,313,000 and 6,395,000, respectively, while the number of visits to third party service providers amounted to approximately 212,000, 271,000, and 192,000, respectively.

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

Our Self-Owned Medical Centers

As of March 31, 2018, we owned and operated an extensive network of 110 medical centers located in 33 of China’s most affluent cities and Hong Kong. Our self-owned medical centers are typically located at prime locations, including areas that are adjacent to financial and commercial centers or otherwise easily accessible by our customers. The following table shows certain information about our network of self-owned medical centers by geographic location as of March 31, 2018.

	Medical Center	Year Acquired(1) or Constructed
Beijing
1	iKang Beijing Ritan	Acquired in 2006
2	iKang Beijing Lidu	Acquired in 2007
3	iKang Beijing Jianguomen	Constructed in 2008
4	iKang Beijing Zhongguancun	Constructed in 2008
5	iKang Guobin Jiuxianqiao	Acquired in 2008
6	iKang Beijing Xuanwumen	Constructed in 2010
7	iKang Beijing Xinei	Constructed in 2012
8	iKang Beijing Jun’an(4)	Constructed in 2013
9	iKang Beijing Yayun	Constructed in 2013
10	iKang Beijing Baishi	Constructed in 2014
11	iKang Beijing Wanzhishou	Constructed in 2014
12	Beijing Zhenjing	Acquired in 2015
13	Beijing iKang Zhuoyue Jingxi	Acquired in 2015
14	Beijing Tianjian Sunny Health Anhuaqiao	Acquired in 2015
15	Beijing iKang Guobin Sunny Jingchao	Acquired in 2015
16	Beijing iKang Guobin Sunny Jingchun	Acquired in 2015
17	Beijing iKang Guobin Shunping	Constructed in 2016
18	Beijing iKang Guobin Headquarter Base	Constructed in 2016
29	Beijing iKang Guobin Baiyun Shidai Square	Constructed in 2016
20	Beijing Bohui	Acquired in 2016

Shanghai
21	iKang Shanghai Gubei	Acquired in 2007(2)
22	iKang Shanghai Pudong Avenue	Acquired in 2007(2)
23	iKang Shanghai Xikang Road	Acquired in 2007(2)
24	iKang Shanghai Yangpu	Constructed in 2008
25	iKang Shanghai Lujiazui	Acquired in 2010
26	iKang Shanghai Jing’an	Acquired in 2012
27	iKang Shanghai Zhonghuan	Acquired in 2012
28	iKang Shanghai Yan’an East Road	Constructed in 2012
29	iKang Shanghai Yan’an West Road	Constructed in 2012
30	iKang Shanghai Jianwei	Acquired in 2012
31	Shanghai Yuanhua Clinic Co., Ltd.	Acquired in 2013
32	Shanghai Huajian	Acquired in 2014
33	Shanghai Jinxiu Huajian	Acquired in 2014
34	Shanghai Jinshen Huajian	Acquired in 2014
35	Shanghai Zhenjing	Acquired in 2015
36	Shanghai iKang Evergreen	Constructed in 2016
Shenzhen
37	iKang Shenzhen Nanshan	Acquired in 2007
38	iKang Shenzhen Luohu	Acquired in 2008
39	iKang Shenzhen Futian	Acquired in 2011
40	iKang Shenzhen Kefa	Acquired in 2013
41	iKang Shenzhen Cultural Building	Constructed in 2016
Guangzhou
42	iKang Guangzhou Huanshi East	Acquired in 2007(2)
43	iKang Guangzhou Tianhe(3)	Constructed in 2008
44	iKang Guangzhou Wokang	Acquired in 2012
45	Guangzhou Zhujiang New City(4)	Constructed in 2015
46	Guangzhou Zhenxing Traditional Chinese Medical	Acquired in 2015
47	Guangzhou Zhongtai	Constructed in 2016
Nanjing
48	iKang Nanjing Xinjiekou	Acquired in 2008
49	iKang Nanjing Gulou	Acquired in 2011
50	iKang Nanjing Aoyang(4)	Acquired in 2013
51	iKang Nanjing Hedingqiao	Constructed in 2015
Chengdu
52	iKang Chengdu Waishuangnan	Constructed in 2009
53	iKang Chengdu Jinjiang	Constructed in 2012
54	Chengdu Gaoxin iKang West City	Constructed in 2014
55	Chengdu iKang Guobin Ommay Health Examination Hospital	Acquired in 2015
56	Chengdu iKang Guobin Luomashi	Constructed in 2016
57	Chengdu Gaoxin iKang Tianyun	Constructed in 2017
58	Chengdu Gaoxin iKang Dental	Constructed in 2017
Mianyang
59	Mianyang iKang Guobin	Constructed in 2016
Hangzhou
60	iKang Hangzhou Xixi	Constructed in 2010
61	iKang Hangzhou Wenhui	Constructed in 2012
62	Hangzhou Aibo	Acquired in 2013
63	iKang Hangzhou Jiangnan Avenue	Constructed in 2015

Fuzhou
64	iKang Fuzhou Gulou	Constructed in 2011
Tianjin
65	iKang Tianjin Heping	Constructed in 2012
66	iKang Tianjin Hedong Dongrun	Acquired in 2015
67	iKang Tianjin Hexi Fenghui	Acquired in 2015
68	iKang Tianjin Hexi	Constructed in 2015
69	iKang Tianjin Nankai Yuecheng	Constructed in 2016
70	Tianjin Han’erxi	Acquired in 2017
Chongqing
71	iKang Chongqing	Constructed in 2012
72	Chongqing iKang Zhuoyue	Constructed in 2015
Suzhou
73	iKang Suzhou	Constructed in 2012
74	Suzhou Zhuoyue	Constructed in 2014
75	Suzhou iKang Gaoxin	Constructed in 2017
Wuxi
76	iKang Wuxi Maoye	Constructed in 2016
Jiangyin
77	iKang Jiangyin	Constructed in 2013
Changzhou
78	iKang Changzhou	Constructed in 2014
Shenyang
79	iKang Shenyang Hospital	Acquired in 2014
80	iKang Shenyang Ningshan Hospital	Acquired in 2014
81	Gold iKang Shenyang Hospital	Acquired in 2014
Changsha
82	iKang Changsha	Acquired in 2015
83	iKang Zhuoyue Changsha	Constructed in 2016
84	Changsha Guobin	Constructed in 2017
Wuhan
85	iKang Wuhan	Acquired in 2015
86	iKang Zhuoyue Wuhan	Constructed in 2016
87	Wuhan iKang Jindun	Constructed in 2017
Yinchuan
88	iKang Yinchuan	Acquired in 2015
89	iKang Yinchuan (II)	Constructed in 2016
Yantai
90	iKang Yantai	Acquired in 2015
91	iKang Yantai Health Examination	Acquired in 2015
92	iKang Yantai Health Examination Laishan	Acquired in 2015
Weihai
93	iKang Weihai Medical Examination	Acquired in 2015
Weifang
94	iKang Weifang	Acquired in 2015
95	iKang Guobin Weifang High-Tech Industrial Development Zone	Constructed in 2016
Foshan
96	iKang Foshan	Constructed in 2015

Xi’an
97	Xi’an Lianhu Yinglun Hospital	Acquired in 2015
98	Xi’an Yanta Yinglun	Acquired in 2015
99	Xi’an Weiyang Yinglun	Acquired in 2015
Wuhu
100	iKang Wuhu	Constructed in 2015
Guiyang
101	iKang Guiyang	Acquired in 2015
Ningbo
102	Ningbo Haishu iKang Guobin	Constructed in 2016
Jinan
103	Jinan iKang Zhuoyue	Constructed in 2016
Qingdao
104	Qingdao Shangri-La iKang Zhuoyue	Constructed in 2016
Kaili
105	Guizhou Kaili iKang Guobin	Constructed in 2016
Bijie
106	Guizhou Bijie iKang Guobin	Constructed in 2016
Zhenjiang
107	Zhenjiang iKang	Constructed in 2017
Hong Kong
108	MediFast (Hong Kong) Ltd. (Causeway Bay)	Acquired in 2014
109	MediFast (Hong Kong) Ltd. (Kowloon)	Acquired in 2014
110	Medifast (Hong Kong) Ltd. (Central)	Constructed in 2016

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

A typical iKang medical center occupies 2,500 square meters and has the capacity to perform approximately 350 medical examinations per day. In measuring the maximum capacity of each of our self-owned medical centers, we take into account the fact that certain medical examinations can only be scheduled during limited hours in the morning and a number of other factors including center size, the number of examination rooms, the number of medical equipment and medical staff. In fiscal 2015, 2016 and 2017, our self-owned medical centers performed approximately 4.4 million, 5.3 million and 6.4 million medical examinations, respectively. When we open a new medical center in a region that is already served by existing medical centers, the new medical center increases our service capacity in that region and provides more choices for corporate customers. Some existing corporate customers will choose to be serviced at the newly opened center based on convenient location or other factors. In addition, the sales and marketing team for that region will often refer and encourage existing corporate customers to use the services at the newly opened medical center primarily based on the capacity and utilization of each medical center in this region.

Each of our medical centers is equipped with x-ray and ultrasound machines. In most of our medical centers , we maintain a VIP area where we offer our higher billing customers a more comfortable, spacious and private environment and shorter waiting time as well as personal guidance during the entire examination process.

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

We have established a customer complaint management system which generally requires (1) urgent complaints and major complaints to be responded to within an hour and resolved within 24 hours and (2) other complaints to be responded to and resolved within one business day. We had a customer service team comprised of personnel at our call centers and onsite at our medical centers, and one of their functions is to address customer complaints on a 24/7 basis. Our quality management center, VIP service center, project execution department, product department, sales department, health examination clinics and the medical service provider department, as applicable, work with our customer service team to resolve complaints in a timely and effective manner by following our complaint-processing procedure.

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

We launched our healthcare management app, iKang App, in August 2016. The iKang App provides our customers with comprehensive healthcare management solutions including medical and dental examination appointment, online report check and doctor referral services. As of March 31, 2018, the registered user of iKang App was approximately 3.3 million and the number of its daily active users is approximately 90,000 at its peak time. In addition, customers are now able to retrieve their historical medical examination reports through this app.

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

Servers and Bandwidth. We usually equip each medical center with one to three servers. In addition, we have 98 servers currently located in leased space in the Internet data center of a third-party content distribution network, or CDN, provider. Our CDN provider provides us with access to bandwidth from China Telecom, China Unicom,and China Mobile, etc. We do not have a separate agreement for mobile bandwidth. Our CDN provider provides the leased space for our servers and the Internet connectivity, but the servers are maintained by our information technology staff. The CDN provider has no access to their contents. Our disaster recovery plan works on two levels: (1) real-time movement of data to other host servers if necessary or (2) complete system restoration using backup files that are created weekly and stored separate from the servers where the data originated. In addition, we have selected two cloud storage service providers, Amazon Web Services and Alibaba Cloud, for big data computing and content delivery network, respectively.

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

As of March 31, 2018, we employed 118 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to two information technology staff depending on the number of self-owned medical centers in close proximity.

We rely on the intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. We have registered 18 copyrighted software programs that we developed ourselves for managing our operations. In addition, we entered into a confidentiality agreement with each of our employees who have access to sensitive and confidential information pursuant to which prohibit our employees from disclosing any confidential information concerning our proprietary technology.

Sales and Marketing

We have a professional and experienced sales team of approximately 2,600 personnel as of March 31, 2018 targeting mid to large size corporate customers. Our sales force is organized by geographic region, industry and customer type such as multinational companies, PRC state-owned entities, private-owned enterprises and government agencies. We have multiple sales and marketing channels including:

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

Online Sales. As part of our sales and marketing efforts, we engage in online marketing on our own website and APP, WeChat and leading PRC e-commerce websites such as Taobao, Tmall, JD.com, Suning and Meituan targeting individual customers. We also employ innovative and interactive new media channels including Microblog and WeChat to attract individual customers.

Business Development

We have grown our business through the construction of new centers and through selective acquisitions of businesses and assets from third parties. Among the 110 self-owned medical centers as of March 31, 2018, we acquired 54 medical centers through strategic acquisitions and constructed the other 56.

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

Customers

Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2015, 2016 and 2017, we had approximately 30,900, 36,400 and 41,100 corporate customers, respectively, and approximately 518,500, 722,800 and 975,300 individual customers, respectively. Total customer visits increased from approximately 4,575,000 in fiscal 2015 to approximately 5,584,000 in fiscal 2016, and further to approximately 6,587,000 in fiscal 2017. In fiscal 2015, 2016 and 2017, 83.6%, 83.6% and 81.2% of our net revenues was derived from corporate customers, and 16.4%, 16.4% and 18.8% from individual customers, respectively.

Corporate Accounts

As of March 31, 2018, we had corporate accounts with multinational corporations, private enterprises, government agencies and state-owned enterprises. Our top customers in terms of revenues in fiscal 2017 included banks and insurance companies. We have grown our portfolio of corporate customers from approximately 30,900 corporate customers in fiscal 2015 to approximately 36,400 corporate customers in fiscal 2016, and further to approximately 41,100 corporate customers in fiscal 2017. These large corporations seek to build healthier and more productive employees by providing them with healthcare benefits such as annual medical examinations and disease screening options that are typically not included in government-required health insurance plans. Certain of our corporate customers contract us to provide services to certain of their clients as a benefit of their company-client relationship.

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

Individual Accounts

Individual customers contributed 16.4%, 16.4% and 18.8% of our net revenues in fiscal 2015, 2016 and 2017, respectively. However, we view individual accounts as an important long-term growth driver, and we plan to utilize various sales, marketing and communication strategies to further enhance our brand awareness to grow our individual customer base. In particular, we are planning to increase marketing through Internet channels, large scale advertisement and targeted advertisement through channels catering to health-conscious individuals.

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

Costs related to medical consumables accounted for 36.2%, 34.7% and 35.0% of our cost of revenues in fiscal 2015, 2016 and 2017, respectively. We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, including Roche and Siemens, which enables our medical centers to obtain favorable prices for medical consumables and therefore lowers our costs. We regularly monitor usage at our self-owned centers to minimize costs.

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

We purchase and lease medical equipment in our medical centers from suppliers. The medical equipment that we purchase and lease is usually manufactured by recognized manufacturers, including but not limited to GE, Philips, Siemens and Roche.

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

As of March 31, 2018, we have registered 245 trademarks with the PRC Trademark Office of the State Administration for Industry and Commerce. We own or possess the rights to 192 domain names that we use in connection with the operation of our business, and have copyrighted 18 software programs that we developed ourselves for managing our operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

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

Regulations Relating to Dividend Distribution

The principal regulations governing distributions of dividends by foreign-invested companies include the PRC Companies Law (2014), the Wholly Foreign-invested Enterprise Law (2000), as amended in 2016, and the Implementation Rules regarding the Wholly Foreign-invested Enterprise Law (2014).

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

In connection with the EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which is partially amended by Notice of the Ministry of Finance and the State Administration of Taxation on Issues Relating to Handling Enterprise Income Tax in Promoting Enterprise Restructuring (2014). On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, which is partially revealed by Announcement of State Administration of Taxation on Issues Relating to Application of Special Tax Treatment for Equity Transfer by Non-resident Enterprises(2013) and Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (2015), which is partially amended by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (2017). Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. Further, on July 26, 2010, the SAT issued the Measures for the Enterprise Income Tax Administration of Enterprise Restructuring, which became effective retroactively as of January 1, 2010 and partially revealed by Announcement of the State Administration of Taxation on Several Issues Relating to Administration of Levying and Collection of Enterprise Income Tax on Restructuring of Enterprises (2015) and Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (2017). Subsequently, on February 3, 2015, the SAT issued Announcement on Several Issues regarding the Indirect Assets Transfer by Non-resident Enterprises, or Bulletin 7, which replaces certain provisions under Circular 698 and issues more detailed rules as to the tax administration over indirect transfers by non-resident enterprises. Bulletin 7 became effective as of February 3, 2015, although it has retroactive effect. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, to completely repeal Circular 698 and the second paragraph of Section 8 of Bulletin 7. By promulgating and implementing these regulations, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Bulletin 7, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise or other taxable PRC assets indirectly via disposing of the equity or other similar interests of an overseas holding company, or Indirect Transfer, and such Indirect Transfer lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, such Indirect Transfer may be treated as direct transfer of equity interests in the PRC resident enterprise or other taxable PRC assets and as a result, any gain from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% (or PRC enterprise income tax at the rate of 25% if the transferred asset relates to the asset of a permanent establishment in China). The payer of transfer proceeds under such an Indirect Transfer of equity interests in a PRC resident enterprise is obligated to withhold the aforesaid PRC withholding tax. If the payer fails to make such withholding, it may be subject to an administrative fine ranging from 50% to 300% of the amount of tax that was not withheld which may be reduced or exonerated in certain circumstances. Further, the transferor under Indirect Transfer must file and pay the withholding tax to the competent tax authority, or otherwise the tax authority may pursue the transferor for the unpaid withholding tax and impose a late payment interest. In addition, the PRC tax authorities have the discretion under Circular 698 to make reasonable tax adjustments if the equity transfer between non-resident and its related party is not deemed to have been conducted at arm’s-length and results in a reduction of tax payments due. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.”

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

C.            ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of March 31, 2018.

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

(5)         Formerly known as Beijing iKang Online Technology Co., Ltd., or iKang Online.

(6)         Formerly known as Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding.

(7)         Formerly known as Beijing iKang Guobin Health Technology Co., Ltd.

As of March 31, 2018, we operated our businesses through the following significant subsidiaries and affiliated PRC entities. For a complete list of subsidiaries, affiliated entities and subsidiaries of our affiliated PRC entities, see Exhibit 8.1.

Major Subsidiaries	Percentage of Ownership		Place of Incorporation
iKang Guobin Healthcare Group, Inc.	100%		British Virgin Islands
iKang Zhejiang, Inc.	72.58%		British Virgin Islands
iKang MRI Center, Inc.	70%		British Virgin Islands
iKang mHealth, Inc.	70%		British Virgin Islands
Yuanhua Healthcare Limited	100%		Hong Kong
MediFast (Hong Kong) Limited	80%		Hong Kong
Bayley & Jackson (China) Medical Services Limited	100%		Hong Kong
iKang Health Cloud Technology Limited	100%		Hong Kong
WA Centers HK Limited	70%		Hong Kong
iKang MRI Center, Limited	70%		Hong Kong
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.	100%		China
Shanghai iKang Co., Ltd.	100%		China
ShanghaiMed iKang, Inc.	100%		China
iKang Health Management (Zhejiang) Co., Ltd.	72.58%		China
Beijing Bayley & Jackson Clinic Co., Ltd.	100	%(1)	China
iKang (Shanghai) Financing Lease Co., Ltd.	100%		China
iKang Health Cloud (Beijing) Software Co., Ltd.	100%		China
iKang Healthcare Technology Group Co., Ltd.	100%		China
Hangzhou iKang Guobin Clinic Co., Ltd.	72.58%		China
Shanghai Yuanhua Information Technology Co., Ltd.	100%		China
Jiandatong Health Technology (Beijing) Co., Ltd.	80%		China

(1)         30% equity of Beijing Bayley & Jackson Clinic Co., Ltd. is held by iKang Online which is wholly owned by iKang Holding.

Affiliated Entities	Place of Incorporation
iKang Healthcare Technology Group Co., Ltd.(1)	China
Hangzhou iKang Guobin Clinic Co., Ltd.	China
Shanghai Yuanhua Information Technology Co., Ltd.	China
Jiandatong Health Technology (Beijing) Co., Ltd.	China

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

Share Pledge Agreement. The shareholders of each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information entered into a share pledge agreement with the relevant PRC subsidiary. Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong, entered into a share pledge agreement with Beijing iKang and Beijing Jiandatong. The remaining 20% equity interest in Beijing Jiandatong is held by Mr. Rui Ma, who is not a shareholder designated by us, and is therefore not pledged for the benefit of Beijing iKang. Under each share pledge agreement, the shareholders, who entered into the share pledge agreements have pledged all of their equity interests in the affiliated PRC entity to the relevant PRC subsidiary as collateral for all of the affiliated PRC entity’s payments due to the PRC subsidiary and to secure performance of all obligations of the affiliated PRC entity and its shareholders under the above exclusive business cooperation agreement. The pledge shall remain effective until all obligations secured under such pledge have been fully performed. The dividend or profit distribution that the affiliated PRC entity declares or makes during the term of the pledge shall be directly paid to the PRC subsidiary. Without the PRC subsidiary’s prior written consent, neither shareholder, who entered into the share pledge agreements may transfer any equity interests in the respective affiliated PRC entities. If any event of default as provided for therein occurs, including non-payment under the exclusive business cooperation agreement, the PRC subsidiary, as the pledgee, will be entitled to require the shareholders, who entered into the share pledge agreements of the affiliated PRC entity, who entered into the share pledge agreements to dispose of the pledged equity interests.

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

Exclusive Call Option Agreement. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and their shareholders, as well as Beijing Jiandatong and Mr. Haiqing Hu, entered into an exclusive call option agreement with the relevant PRC subsidiary. Pursuant to the agreement, the PRC subsidiary and any third party designated by it have the exclusive right to purchase from the shareholders of the affiliated PRC entity all or any part of their equity interests in the affiliated PRC entity at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The shareholders of the affiliated PRC entity shall immediately transfer the purchase price they receive from the PRC subsidiary to the affiliated PRC entity when the PRC subsidiary exercises the call option. Moreover, neither the affiliated PRC entity nor its shareholders may take actions that could materially affect the affiliated PRC entity’s assets, liabilities, operation, equity and other legal rights without the prior written approval of the PRC subsidiary, including, without limitation, sale, assignment, mortgage or disposition of, or encumbrances on, the affiliated PRC entity’s assets, business or revenues; creation, assumption, guarantee or incurrence of any indebtedness except those incurred not in a form of borrowing during the ordinary business; merger or consolidation; acquisition of and investment in any third- party entities; entering into other material contracts and declaration and distribution of dividend and profit. Each agreement is for an initial term of 10 years. The agreement among Beijing iKang, iKang Holding and iKang Holding’s shareholders was supposed to expire on March 16, 2018, but the parties decided to extend the agreement for another ten years pursuant to the Agreement Extension Notice executed on March 22, 2018, the agreement among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders will expire on January 11, 2021, the agreement among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders will expire on March 16, 2027, and the agreement among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu will expire on December 29, 2023. All these agreements are renewable upon the relevant PRC subsidiary’s request.

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

A.            OPERATING RESULTS

Key Factors Affecting Our Results of Operations

Our financial condition and results of operations are mainly affected by the following factors:

Our Customer Base

We generate a substantial majority of our revenues from our corporate customers. In fiscal 2015, 2016 and 2017, we derived 83.6%, 83.6% and 81.2% of our net revenues, respectively, from our corporate customers. Our corporate customers consisted of multinational corporations, private enterprises, government agencies and state-owned enterprises. The number of our corporate customers increased from approximately 30,900 in fiscal 2015 to approximately 36,400 in fiscal 2016, and further to approximately 41,100 in fiscal 2017. The growth in our net revenues has been primarily driven by the increase in the number of corporate customers, which in turn increases the number of people who use our medical examination and disease screening services. As corporate customers have represented a steady and increasing inflow of business in the past, we will continue to focus our marketing efforts on increasing our corporate customers and expect that corporate customers will continue to account for a significant majority of our revenues for the foreseeable future.

Net revenues from our individual customers accounted for 16.4%, 16.4% and 18.8% of our net revenues in fiscal 2015, 2016 and 2017, respectively. We offer our individual customers comprehensive healthcare services, including medical examinations, disease screening, dental and vaccine services and other health management services. We view individual customers as an important long-term growth driver and plan to continue to grow our individual customer base.

Network of Self-Owned Medical Centers

Our ability to maintain or increase revenue depends, to a large extent, on the size of our nationwide network of self-owned medical centers. In fiscal 2015, 2016 and 2017, we derived 94.6%, 95.6% and 97.0% of net revenues from our self-owned medical centers, respectively. As a result, whether we can successfully expand our network of self-owned medical centers in response to our customers’ demand is one of the most important factors affecting our results of operations.

The table below shows the number of our self-owned medical centers in operation throughout the period indicated and the number of our newly opened or acquired centers during each period.

	For the years ended March 31,
	2016	2017	2018
Medical centers at the beginning of the period	58	86	107
Newly constructed medical centers during the period	6	19	8
Newly acquired medical centers during the period	22	2	2
Minus: closed or sold medical centers during the period	—	—	7
Medical centers at the end of the period	86	107	110

The expansion of our self-owned medical center network has been driven by developing new medical centers through construction and acquisition. Each additional self-owned medical center increases the number of customer visits in our network and contributes to our continued revenue growth. However, new medical centers developed through construction or acquisition generally involve a ramp-up period during which the operating efficiency of those medical centers may be lower than that of our established medical centers, which may negatively affect our profitability. Our self-owned medical centers grew to 110 as of March 31, 2018 from 107 as of March 31, 2017. Out of the eight self-owned medical centers that were added to our medical center network in fiscal 2017, two medical centers were acquired and together contributed 2.1% of our net revenues in fiscal 2017.

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

Cooperative Arrangements with Third-Party Service Providers

A portion of our total net revenues is derived from services performed by third-party service providers to our customers under cooperative arrangements between us and third-party service providers in cities where we do not have self-owned medical centers. In fiscal 2015, 2016 and 2017, 5.4%, 4.4% and 3.0% of our net revenues were attributable to services performed by third-party service providers, respectively.

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

Costs of Medical Consumables and Outsourced Services

Medical consumables, including reagents, testing instruments and other consumables used in medical tests and treatment, and costs for outsourced services, including medical tests conducted by qualified third-party laboratories and medical institutions and other services performed by third-party service providers to our customers, have been the largest component of our cost of revenues, representing 36.2%, 34.7% and 35.0% of our cost of revenues in fiscal 2015, 2016 and 2017, respectively. We have set up a centralized purchasing system in each city in which we operate our self-owned medical centers with our main suppliers of general medical consumables and in particular for reagents which are relatively expensive. Such centralized purchasing systems enable us to obtain more favorable pricing if we purchase a certain amount of medical consumables from a supplier within a given period of time.

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

The following tables set forth the aging of our accounts receivables and provisions we made as of March 31, 2017 and 2018.

	As of March 31, 2017
Aging period	Gross Accounts Receivables	% of Total	General Reserve	Specific Reserve	Net Accounts Receivables
	(US$ in thousands, except percentage)
< 6 months	54,047	57.6%	—	—	54,047
6 months - 1 year	16,845	18.0%	(841)	—	16,004
1-2 years	11,906	12.7%	(2,381)	—	9,525
2-3 years	6,197	6.6%	(6,197)	—	—
> 3 years	4,842	5.2%	(4,559)	(283)	—
Total	93,837	100.0%	(13,978)	(283)	79,576

	As of March 31, 2018
Aging period	Gross Accounts Receivables	% of Total	General Reserve	Specific Reserve	Net Accounts Receivables
	(US$ in thousands, except percentage)
< 6 months	113,379	65.8%	—	—	113,379
6 months - 1 year	21,781	12.6%	(1,107)	—	20,674
1-2 years	19,007	11.0%	(3,801)	—	15,206
2-3 years	8,803	5.1%	(8,803)	—	—
> 3 years	9,431	5.5%	(9,431)	—	—
Total	172,401	100%	(23,142)	—	149,259

There are no uniform credit terms with our customers. A 30% or more prepayment is required for a typical corporate customer contract. Small corporate customers with a single contract amount under RMB100,000 (US$15,700) are required to settle the payment immediately after the services are provided while large corporate customers with a single contract amount of RMB100,000 (US$15,700) or above may settle the payment on a monthly or quarterly basis, on top of the prepayment made upon signing of the contracts. Accounts receivable are collected at the joint efforts of sales representatives and accounting staff. Periodically, accounting staff provide sales representatives with detailed information, including the amount of accounts receivable, the number of individuals who received medical examination services and the unit price per person under the contract. Sales representatives confirm such information with the corporate customers, usually human resources staff who are responsible for the medical examination projects. Once our services under a contract are performed, the final contract amount will be settled within one to six months. For overdue accounts receivable from corporate customers due to their payment approval procedures or other reasons, we will consider their business reputation, financial condition, as well as their payment histories and may allow longer settlement period after our services are performed. Aside from specific provisions, we provide 5% general provisions to accounts receivable aging from six months to one year, 20% general provision from one year to two years and 100% general provision to accounts receivable aging beyond two years.

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

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows the asset is expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In fiscal 2015, 2016 and 2017, no impairment losses of intangible assets were recognized.

The intangible assets included in our consolidated balance sheet as of March 31, 2017 and 2018 included trade name, operating license, customer relationship, contract backlog, favorable lease contract, and non-compete contract.

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

	For the years ended March 31,
	2016		2017		2018
	Amount	% of net revenues	Amount	% of net revenues	Amount	% of net revenues
	(U.S. dollars in thousands, except percentages)
Net revenues	370,812	100.0	435,713	100.0	563,932	100.0
Cost of revenues	210,909	56.9	262,134	60.2	325,656	57.7
Gross profit	159,903	43.1	173,579	39.8	238,276	42.3
Operating expenses:
Selling and marketing expenses	64,763	17.5	74,304	17.1	96,594	17.1
General and administrative expenses	65,422	17.6	82,783	19.0	126,255	22.4
Research and development expenses	3,716	1.0	3,194	0.7	3,055	0.5
Income from operations	26,002	7.0	13,298	3.1	12,372	2.2
Loss from forward contracts	—	—	—	—	—	—
Interest expense	(4,603)	1.2	(13,880)	3.2	(20,191)	3.6
Interest income	785	0.2	939	0.2	382	0.1
Other income	1,874	0.5	—	—	—	—
Income/(loss) before provision for income taxes and gain/(loss) from equity method investments	24,058	6.5	357	0.1	(7,437)	1.3
Income tax expenses	5,838	1.6	3,354	0.8	6,791	1.2
Income/(loss) before gain/(loss) from equity method investments	18,220	4.9	(2,997)	0.7	(14,228)	2.5
Gain/(loss) from equity method investments	(1,732)	0.5	(9,547)	2.2	(2,448)	0.4
Net income/(loss)	16,488	4.4	(12,544)	2.9	(16,676)	3.0
Less: Net income/(loss) attributable to non-controlling interest	(1,837)	0.5	(1,293)	0.3	633	0.1
Net income/(loss) attributable to iKang Healthcare Group, Inc.	18,325	4.9	(11,251)	2.6	(17,309)	3.1

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Net Revenues. Net revenues increased 29.4% to US$563.9 million in fiscal 2017 from US$435.7 million in fiscal 2016. This increase was primarily due to increases in revenues from our medical examination services, disease screening and dental care services.

•                  Net revenues from medical examination services increased 25.2% to US$451.0 million in fiscal 2017 from US$360.4 million in fiscal 2016. This increase was primarily due to a 15.8% increase in the number of customer visits for medical examinations,  reflecting increases in the number of both corporate customers and individual customers as a result of our sales efforts and expanded service capacity in more cities in China. The aggregate number of people who used our medical examination services increased to approximately 6,047,000 in fiscal 2017 from approximately 5,224,000 in fiscal 2016. The overall average price for our medical examination services slightly increased to RMB493 (equivalent to US$74) per person for fiscal 2017 compared to RMB464 (equivalent to US$69) per person for fiscal 2016.

•                  Net revenues from disease screening services increased 58.0% to US$55.2 million in fiscal 2017 from US$35.0 million in fiscal 2016, primarily due to (1) a 46.6%  increase in the number of people who used our disease screening services, reflecting customers’ growing health awareness which resulted in their selections to take additional tests for certain diseases other than the basic medical examination items, and (2) our increased sales efforts to develop our disease screening business. The number of people who used our disease screening services increased to approximately 1,427,000 in fiscal 2017 from approximately 974,000 in fiscal 2016.

•                  Net revenues from dental care services increased 100.3% to US$17.3 million in fiscal 2017 from US$8.6 million in fiscal 2016, primarily due to (1) an increase in the number of customers who used our dental care services as a result of enhanced brand awareness of our services, and (2) the increased number of our self-owned medical centers providing dental care services.

•                  Net revenues from other services increased 27.2% to US$40.4 million in fiscal 2017 from US$31.7 million in fiscal 2016, primarily due to increases in net revenues from our outpatient services and medical consultancy services attributable to our continued efforts to promote these services.

Cost of Revenues. Cost of revenues increased 24.2% to US$325.7 million in fiscal 2017 from US$262.1 million in fiscal 2016. Cost of revenues as a percentage of our net revenues increased to 57.7% in fiscal 2017 from 60.2% in fiscal 2016.

•                  Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 25.3% to US$113.9 million in fiscal 2017 from US$90.9 million in fiscal 2016, primarily due to the continued growth of our medical examination and disease screening businesses and the rapid growth in our dental care business. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues slightly decreased to 20.2% in fiscal 2017 from 20.9% in fiscal 2016.

•                  Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 26.5% to US$105.7 million in fiscal 2017 from US$83.5 million in fiscal 2016, primarily due to (1) an increase in the number of doctors and nurses as the number of our medical centers increased to 110 as of March 31, 2018 from 107 as of March 31, 2017, and (2) an increase in the salaries and benefits provided to doctors and nurses. Cost of revenues relating to salaries and benefits as a percentage of our net revenues decreased to 18.7% in fiscal 2017 from 19.2% in fiscal 2016.

•                  Rental and Office Expenses. Rental and office expenses increased 19.6% to US$76.7 million in fiscal 2017 from US$64.1 million in fiscal 2016, primarily due to the increase in the number of our self-owned medical centers to 110 as of March 31, 2018 from 107 as of March 31, 2017. Cost of revenues relating to rental and office expenses as a percentage of our net revenues decreased to 13.6% in fiscal 2017 from 14.7% in fiscal 2016.

•                  Depreciation and Amortization. Depreciation and amortization cost increased 24.6% to US$29.4 million in fiscal 2017 from US$23.6 million in fiscal 2016, primarily due to our purchase of new medical equipment in fiscal 2016 for our new medical centers, dental care services, and to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues slightly decreased to 5.2% in fiscal 2017 from 5.4% in fiscal 2016.

Gross Profit and Gross Margin. Gross profit increased 37.3% to US$238.3 million in fiscal 2017 from US$173.6 million in fiscal 2016. Gross margin increased to 42.3% in fiscal 2017 from 39.8% in fiscal 2016, primarily due to the relatively low gross margins achieved by the new medical centers in our network in fiscal 2016 as they were still in the ramp-up stage.

Operating Expenses. Total operating expenses increased 40.9% to US$225.9 million in fiscal 2017 from US$160.3 million in fiscal 2016. Operating expenses as a percentage of our net revenues increased to 40.0% in fiscal 2017 from 36.8% in fiscal 2016.

•                  Selling and Marketing Expenses. Selling and marketing expenses increased 30.0% to US$96.6 million in fiscal 2017 from US$74.3 million in fiscal 2016, primarily due to (1) a US$10.9 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing teams to enhance our sales efforts in new markets and increased performance-based salaries for our sales and marketing personnel; and (2) a US$6.5 million increase in advertisement fee and travel expenses to expand new markets and enhance our sales. As a percentage of our net revenues, selling and marketing expenses accounted for 17.1% both in fiscal 2017 and in fiscal 2016.

•                  General and Administrative Expenses. General and administrative expenses increased 52.5% to US$126.2 million in fiscal 2017 from US$82.8 million in fiscal 2016, primarily due to a US$41.1 million increase in salaries and employee benefits for arising from increased headcount of management personnel for new medical centers and the newly granted share-base payment compensation expenses in fiscal 2017. As a percentage of our net revenues, general and administrative expenses increased to 22.4% in fiscal 2017 from 19.0% in fiscal 2016.

•                  Research and Development Expenses. Research and development expenses decreased 4.4% to US$3.1 million in fiscal 2017 from US$3.2 million in fiscal 2016.

Interest Expense. Our interest expense significantly increased to US$20.2 million in fiscal 2017 from US$13.9 million in fiscal 2016, primarily due to the increases in our bank borrowings and other loans from financial institutions to support our business growth.

Interest Income. Our interest income decreased to US$0.4 million in fiscal 2017 from US$0.9 million in fiscal 2016.

Income Tax Expenses. Income tax expense increased 102.5% to US$6.8 million in fiscal 2017 from US$3.4 million in fiscal 2016, primarily due to the increase in taxable income.

Loss from Equity Method Investments. Our loss from equity method investments decreased to US$2.4 million in fiscal 2017 from US$9.5 million in fiscal 2016, primarily because NCI Health in which we hold a 45% equity interest  incurred less losses.

Net Loss. As a result of the foregoing, we had a net loss of US$16.7 million in fiscal 2017 compared to net loss of US$12.5 million in fiscal 2016.

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

Interest Expense. Our interest expense significantly increased to US$13.9 million in fiscal 2016 from US$4.6 million in fiscal 2015, primarily due to the increases in our bank borrowings and other loans from financial institutions to support our business growth. Our short-term borrowings increased to US$111.3 million as of March 31, 2017 from US$53.4 million as of March 31, 2016.

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

Net Loss. As a result of the foregoing, we had a net loss of US$12.5 million in fiscal 2016 compared to net income of US$16.5 million in fiscal 2015.

B.            LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, short-term borrowings and long-term borrowings. As of March 31, 2018, we had US$62.9 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original stated maturities of 90 days or less.

As of March 31, 2016, 2017 and 2018, our total current liabilities amounted to US$199.0 million, US$287.2 million and US$440.5 million, respectively. We had short-term borrowings of US$53.4 million, US$111.3 million and US$196.5 million outstanding as of March 31, 2016, 2017 and 2018, respectively. As of March 31, 2016, 2017 and 2018, the outstanding balance of our long-term borrowings was US$229.5 million, US$101.7 million and US$38.9 million respectively.

In December 2015, iKang Healthcare Technology Group Co. Ltd., one of our affiliated PRC entities, entered into a series of convertible loan agreements with four third-party investors in an aggregate principal amount of RMB1.4 billion (equivalent to approximately US$203.4 million). The original terms of these loan agreements range from 18 months to 36 months. We repaid RMB200 million (equivalent to approximately US$29.1 million) and RMB350 million (equivalent to approximately US$52.8 million) for these loans in fiscal 2016 and fiscal 2017, respectively, and entered into supplemental agreements with three lenders in January, July and December of 2017, respectively, to extend the term of the loan agreements with them to December 2018 or March 2019. If the privatization is completed before the maturity dates of these loans and the lenders choose to convert the loans into the future listing vehicle’s shares, no interest will be charged while if the lenders choose not to convert the loans, the interest rate will be at 5% or 8%. Furthermore, if the privatization is not completed before the maturity dates of these loans, or we fail to use best efforts to facilitate the lenders to convert the loans into shares, the interest rate will be at 5% or 10%. Interest expense incurred for these convertible loans in fiscal 2017 was US$17.3 million and the interest rates applicable to these loans in fiscal 2017 were 8% or 10%.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our existing cash balance, operating cash flow and borrowings.

Accounts receivable that were aged over one year as a percentage of our gross accounts receivable decreased to 21.6% as of March 31, 2018 compared to 24.5% as of March 31, 2017. Accounts receivable that were aged over one year accounted for 28.8% of our gross accounts receivable as of March 31, 2016. Days of sales outstanding slightly  increased to 85 days in fiscal 2017 from 79 days in fiscal 2016 as we provided favorable payment terms to certain of our corporate customers based on our long-term relationship with them and their good credit history in past periods in order to maintain continuous business from these customers.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended March 31,
	2016	2017	2018
	(U.S. dollars in thousands)
Net cash generated from operating activities	43,602	50,043	23,005
Net cash used in investing activities	(261,533)	(32,011)	(34,783)
Net cash provided by/(used in) financing activities	237,465	(52,421)	4,504
Effect of exchange rate changes	(8,759)	(8,824)	5,277
Net increase/(decrease) in cash and cash equivalents	10,775	(43,213)	(1,997)
Cash and cash equivalents at the beginning of year	97,336	108,111	64,898
Cash and cash equivalents at the end of year	108,111	64,898	62,901

Operating Activities

Net cash generated from operating activities amounted to US$23.0 million in fiscal 2017, which was primarily attributable to (1) an increase in accrued expenses and other current liabilities of US$7.5 million primarily as a result of increases in interest expense payables and salaries payable to our employees, and (2) an increase in accounts payable of US$8.6 million attributable to the increase in payables to suppliers and third-party service providers in line with the growth of our business, which was partially offset by (1) net loss of US$16.7 million we incurred in fiscal 2017, and (2) an increase in accounts receivables of US$65.8 million as a result of the increase in our revenues. This was positively adjusted for certain non-cash expense consisting primarily of (1) depreciation and amortization of US$42.2 million, (2) Share-based compensation expenses of US$34.8 million,  (3) loss from equity method investments of US$2.4 million, and (4) provision for doubtful account of US$7.3 million primarily due to the increase in accounts receivable.

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

Investing Activities

Net cash used in investing activities amounted to US$34.8 million in fiscal 2017, which was primarily attributable to property refurbishment and purchase of medical equipment as our self-owned medical centers continued to increase.

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

Financing Activities

Net cash from financing activities amounted to US$4.5 million in fiscal 2017, which was primarily attributable to (1) our repayments of short-term borrowings in the amount of US$103.4 million, which was partially offset by (1) the proceeds in the amount of US$65.7 million from short-term borrowings, (2) the proceeds in the amount of US$9.6 from long-term borrowings, and (3) the proceeds in the amount of US$31.9 million from sales and repurchase of our 25% equity interest in New China Life Insurance Health Investment Management Co., Ltd.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of medical centers and the purchase of medical equipment for our medical centers. Our capital expenditures amounted to US$76.3 million, US$65.8 million and US$39.4 million in fiscal 2015, 2016 and 2017, respectively. We expect to continue to invest in acquisitions of medical centers and the purchase of medical equipment through fiscal 2018. Our actual future capital expenditures may differ from the amounts for fiscal 2015, 2016 and 2017 as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.            PRODUCT DEVELOPMENT

As of March 31, 2018, we employed 118 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to two information technology staff depending on the number of self-owned medical centers in close proximity. We believe that these intelligent systems and our sophisticated online health records increase the stickiness of our services and help us convert customers who first come to us under corporate accounts into additional individual paying customers.

Our research and development expenses primarily consist of (1) salaries and benefits for research and development personnel, (2) office rental and general expenses associated with the research and development activities, (3) professional fees for outsourcing the development of some of our information technology systems and (4) related depreciation and amortization expenses. In fiscal 2015, 2016 and 2017, our research and development expenses were US$3.7 million, US$3.2 million and US$3.1 million, respectively.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal 2017 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Our contractual obligations consist of leases for our medical centers and offices under lease agreements and principal payments related to our short-term and long-term borrowings, and purchase obligations to certain suppliers of reagent and agreed to purchase a minimum level of reagent in order to enjoy volume discounts. The following table sets forth our contractual obligations as of March 31, 2018.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)
Operating lease obligations	416,824	75,466	129,125	99,481	112,752
Short-term borrowings	196,450	196,450	—	—	—
Long-term borrowings	38,884	—	37,020	1,864	—
Purchase obligations	20,587	7,936	10,350	2,286	15

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

Directors and Executive Officers	Age	Position/Title
Lee Ligang Zhang	47	Chairman of the Board of Directors, Chief Executive Officer
Boquan He	57	Vice Chairman, Director
Feiyan Huang	47	Director, Chief Operating Officer
Minjian Shi	56	Director
Ruby Lu	47	Independent Director
Thomas McCoy Roberts	70	Independent Director
Daqing Qi	54	Independent Director
Man Ho Kee Harry	42	Independent Director
Gavin Zhengdong Ni	44	Independent Director
Yang Chen	48	Chief Financial Officer
Yafang Zhou	59	Senior Vice President
Elmer Liu	54	Vice President
Jinfeng Pan	46	Vice President
Hua Liu	40	Vice President
Xiaojiang Zhou	36	Assistant Vice President, General Manager of Shanghai Operation

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

Daqing Qi has served as our independent director since March 2014. Dr. Qi has served as a professor of accounting at the Cheung Kong Graduate School of Business (CKGSB) since July 2005. He served as associate dean of CKGSB from July 2005 to June 2013. He began teaching at CKGSB in 2002 and was the founding director of its executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accountancy of the Chinese University of Hong Kong from 2000 to 2002 and assistant professor from 1996-2000. He served as a part-time instructor in the Department of Accounting at Michigan State University from 1992-1996. Dr. Qi also serves on the board of directors of Sohu.com Inc. and Momo Inc., both of which are listed on NASDAQ, and SinoMedia Holding Limited, Jutal Offshore Oil Services Limited, Reorient Group Limited and RoadShow Holdings Limited, all of which are listed on the Hong Kong Stock Exchange. Dr. Qi received a bachelor’s degree in biophysics and a bachelor’s degree in journalism from Fudan University in China, an MBA from the University of Hawaii at Manoa and a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University.

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

B.            COMPENSATION

For fiscal 2017, the aggregate cash compensation paid to our directors and executive officers was approximately US$4.8 million. No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Lee Ligang Zhang	*	5.1288	March 18, 2013	March 17, 2023
	500,000	12.8902	February 28, 2018	February 27, 2028
Feiyan Huang	*	5.1288	March 18, 2013	March 17, 2023
	*	12.8902	February 28, 2018	February 27, 2028
Yang Chen	*	6.0000	September 12, 2013	September 11, 2023
	*	12.8902	February 28, 2018	February 27, 2028
Yafang Zhou	*	5.1288	February 27, 2014	February 26, 2024
	*	12.8902	February 28, 2018	February 27, 2028
Hua Liu	*	5.1288	March 18, 2013	March 17, 2023
	*	12.8902	February 28, 2018	February 27, 2028
Xiaojiang Zhou	*	5.1288	March 18, 2013	March 17, 2023
	*	12.8902	February 28, 2018	February 27, 2028
Jinfeng Pan	*	12.8902	February 28, 2018	February 27, 2028
Elmer Liu	*	12.8902	February 28, 2018	February 27, 2028
Boquan He	*	12.8902	February 28, 2018	February 27, 2028
Minjian Shi	*	12.8902	February 28, 2018	February 27, 2028
Man Ho Kee Harry	*	12.8902	February 28, 2018	February 27, 2028
Thomas McCoy Roberts	*	32.9200	February 28, 2018	February 27, 2028
Daqing Qi	*	12.8902	February 28, 2018	February 27, 2028
Ruby Lu	*	12.8902	February 28, 2018	February 27, 2028
Zhengdong Ni	*	12.8902	February 28, 2018	February 27, 2028
Other individuals	365,000	5.1288	March 18, 2013	March 17, 2023
Other individuals	*	5.1288	February 27, 2014	February 26, 2024
Other individuals	*	5.1288	October 28, 2014	October 27, 2024
Other individuals	*	5.1288	February 27, 2015	February 26, 2025
Other individuals	*	6.0000	March 18, 2013	March 17, 2023
Other individuals	*	6.0000	February 27, 2014	February 26, 2024
Other individuals	*	6.0000	October 28, 2014	October 27, 2024
Other individuals	593,485	12.8902	February 28, 2018	February 27, 2028

*                 Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of March 31, 2018, we had not issued restricted shares to any of our directors or executive officers. As of March 31, 2018, 2,018,725 options and warrants were outstanding.

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

D.            EMPLOYEES

Our employees consist of all personnel that work in our headquarters, in our call centers and in our self-owned medical centers. We had 11,535, 14,801 and 15,918 employees as of March 31, 2016, 2017 and 2018. The following table sets forth certain information about our employees by function as of March 31, 2018.

Number of Employees
Doctors	5,538
Nurses	4,903
Sales	2,636
Marketing and Support	315
Administrative and Management	826
Medical and Support	1,544
Information Technology	156
Total	15,918

We have entered into employment agreements with each of our employees. Our employees who have access to sensitive and confidential information  also entered into a non-disclosure and confidentiality agreement with us as required in our employment agreements with them.

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

E.            SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our common shares, as of June 30, 2018:

•                  each of our directors and executive officers;

•                  each person known to us to own beneficially more than 5% of our common shares as of June 30, 2018.

The calculations in the table below are based on that there were 35,111,193 common shares outstanding as of June 30, 2018, comprising of 34,306,093 Class A common shares and 805,100 Class C common shares, excluding 659,044 Class A common shares issued to our depositary and reserved for future exercise of vested options under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number	%
Directors and Executive Officers:
Lee Ligang Zhang (1)	4,874,371	13.63
Boquan He(2)	4,458,575	12.69
Man Ho Kee Harry	*	*
Feiyan Huang(3)	637,865	1.80
Minjian Shi (4)	476,831	1.36
Thomas McCoy Roberts	*	*
Daqing Qi	*	*
Ruby Lu	*	*
Yang Chen	*	*
Yafang Zhou	*	*
Elmer Liu	*	*
Jinfeng Pan	*	*
Hua Liu	*	*
Xiaojiang Zhou	*	*
All directors and executive officers as a group	10,733,879	29.59
Principal Shareholders:
Top Fortune Win Ltd.(5)	4,448,575	12.67
ShanghaiMed, Inc.(6)	3,042,550	8.63
Ora Investment Pte Ltd.(7)	2,831,740	8.07
The Goldman Sachs Group, Inc.(8)	2,184,470	6.22

*                 Less than 1% of our total outstanding common shares.

(1)    Represents (1) 2,892,550 Class A Shares (including 628,410 Class A Shares as represented by 1,256,820 ADSs) owned by ShanghaiMed, Inc., a British Virgin Islands company wholly-owned by Time Intelligent; (2) 526,721 Class A Shares owned by Time Intelligent, a British Virgin Islands company; (3) 805,100 Class C Shares owned by Time Intelligent, and (4) 150,000 Class A Shares issuable upon exercise of options held by ShanghaiMed, within 60 days through the exercise of options; and (5) 500,000 Class A Shares issuable upon exercise of options held by Mr. Zhang within 60 days through the exercise of options. Mr. Zhang’s family trust is the beneficial owner of Time Intelligent through certain trust arrangements. The business address of Mr. Zhang is c/o iKang Healthcare Group, Inc., B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, the PRC.

(2)    Represents (1) 4,448,575 Class A Shares owned by Top Fortune, a company ultimately owned by Mr. Boquan He and (2) 10,000 Class A Shares issuable upon exercise of options held by Mr. He. The business address of Mr. He is Unit 3213, Metro Plaza, No. 183-187 Tianhe Road (N), Guangzhou, the PRC, 510620.

(3)    Represents (1) 387,865 Class A Shares as represented by 775,730 ADSs owned by Gold Partner Consultants Limited, a British Virgin Islands company, and (2) 250,000 Class A Shares issuable upon exercise of options held by Ms. Feiyan Huang. Ms. Feiyan Huang’s family trust is the beneficial owner of Gold Partner Consultants Limited through certain trust arrangements. The business address of Ms. Feiyan Huang is c/o iKang Healthcare Group, Inc., B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, the PRC.

(4)    Represents (1) 466,831 Class A Shares owned by Favoured Star Ltd., a British Virgin Islands company ultimately owned by Mr. Minjian Shi, and (2) 10,000 Class A Shares issuable upon exercise of options held by Mr. Minjian Shi. The business address of Mr. Minjian Shi is c/o iKang Healthcare Group, Inc., B-6F, 92A Jianguo Road, Shimao Tower, Chaoyang District, Beijing 100022, the PRC.

(5)    Represents 4,448,575 Class A Shares owned by Top Fortune. The registered address of Top Fortune is Unit 3213, Metro Plaza, No. 183-187 Tianhe Road (N), Guangzhou, the PRC, 510620.

(6)    Represents (1) 2,892,550 Class A Shares (including 628,410 Class A Shares as represented by 1,256,820 ADSs) and (2) 150,000 Class A Shares issuable through the exercise of options owned by ShanghaiMed, which is wholly-owned by Time Intelligent. The registered address of ShanghaiMed is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(7)    Represents 2,831,740 Class A Shares as represented by 5,663,480 ADSs owned by Ora Investment Pte Ltd., a limited liability company organized and existing under the laws of Singapore. Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly-owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is a fund manager and manages the reserves of the Government of Singapore. The registered address of Ora Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(8)    Represents (1) 3,789,631 ADSs owned by Broad Street Principal Investment, L.L.C., a Delaware limited liability corporation; (2) 90,877 ADSs owned by MBD 2013, L.P., a Delaware limited partnership; (3) 34,646 ADSs owned by MBD 2013 Offshore, L.P., a Cayman Islands limited partnership; (4) 368,248 ADSs owned by Bridge Street 2013, L.P., a Delaware limited partnership; and (5) 85,538 ADSs owned by Bridge Street 2013 Offshore, L.P., a Cayman Islands limited partnership (the foregoing entities collectively, the “GS Investing Entities”). The GS Investing Entities and/or the general partner, managing general partner or other manager of each of the GS Investing Entities are affiliates of The Goldman Sachs Group, Inc. Goldman Sachs & Co. LLC, a subsidiary of The Goldman Sachs Group, Inc., is the investment manager of certain of the GS Investing Entities. The registered address of each of Broad Street Principal Investment, L.L.C., MBD 2013, L.P. and Bridge Street 2013, L.P. is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, USA. The registered address of each of MBD 2013 Offshore, L.P. and Bridge Street 2013 Offshore, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the going private transaction as disclosed in “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.” To our knowledge, as of June 30, 2018, approximately 74.35% of our common shares were held of record by four holders in the United States, including approximately 74.21% held of record by JPMorgan Chase Bank, N.A. in the form of ADSs. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

See Item 6.E.

B.            RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

In December 2017, iKang Healthcare Technology Group Co., Ltd. (“iKang Holding”), an affiliate of Mr. Lee Ligang Zhang — Ligang Capital Investment (Shenzhen) Co., Ltd. (“Ligang Capital”), Shenzhen Putai Investment & Development Co. Ltd. (“Putai Investment”) and AVIC Trust Co., Ltd. (AVIC Trust) entered into the Limited Partnership Agreement to establish a limited partnership (“AVIC Partnership”) to invest in the healthcare sector. With respect to AVIC Partnership’s registered capital, Ligang Capital and Putai Investment, as general partners, each subscribed RMB 1 million; AVIC Trust, as a senior limited partner, subscribed no more than RMB 430 million; and iKang Holding, as a junior limited partner, subscribed RMB 70 million. AVIC Partnership purchased 25% equity interest in NCI Health from iKang Guobin Medical Examination Management Co., Ltd. (“iKang Medical Examination”), and both parties further entered into a Forward Share Purchase Agreement, which provides iKang Medical Examination the option to repurchase the equity interest at the initial purchase price plus an agreed premium within three years. AVIC Partnership also authorized iKang Medical Examination to exercise management rights of the 25% equity interest during the same period through the Letter of Authorization. Furthermore, we and AVIC Partnership entered in to the Corporation Guarantee Agreement, under which, we, as guarantor, will provide guarantee for iKang Medical Examination’s performance in connection with such purchase. For more details about AVIC Partnership, see “Item 4. Information on the Company — A. History and Development of the Company — Major Equity Investments.”

In October 2017, iKang Holding, Ligang Capital, Ningbo Meishan Bonded Port Area Yuansheng Investment Management Co., Ltd. (“Ningbo Yuansheng”), China Industrial Asset Management and Shanghai Yuansheng Investment Management Co., Ltd. (“Shanghai Yuansheng”) entered into the Limited Partnership Agreement to establish a limited partnership (“China Industrial Partnership”) to conduct equity investment in healthcare projects. With respect to China Industrial Partnership’s registered capital, Ningbo Yuansheng and Ligang Capital, as general partners, each subscribed RMB 1 million; China Industrial Asset Management, as a senior limited partner, subscribed RMB 400 million; Shanghai Yuansheng and iKang Holding, as junior limited partners, each subscribed RMB 50 million. The parties will set up new medical centers under this partnership, or acquire equity interests in existing medical centers directly or indirectly held by us and/or iKang Holding or other third parties; And after operating these medical centers for a period of at least two years, China Industrial Partnership will transfer their interests in these medical centers to us firstly or other third parties appointed by us at tentative agreed price equal to their original costs with an annual return rate of 15% or the price then agreed by partners of Aiying Xingsheng during the exit period. For more details about China Industrial Partnership, see “Item 4. Information on the Company — A. History and Development of the Company — Major Equity Investments.”

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

In February 2016, we provided loans to two companies owned by the non-controlling shareholder of one of iKang Holding’s subsidiaries in an aggregate amount of US$4.7 million. In fiscal 2016, this non-controlling shareholder made repayments of US$2.3 million to us and we provided additional loan of US$2.2 million to this non-controlling shareholder. As of March 31, 2018, the balance of amount due from this non-controlling shareholder was US$4.8 million.

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

In January 2016, we filed a complaint with the People’s Court of Chaoyang District of Beijing against a PRC company, a former employee of our company and certain other defendants with respect to the defendants’ joint infringement of our trade secrets including customer information, prices, marketing strategies and other internal business information. We withdrew the complaint in December 2017 and refiled it with the People’s Court of Pudong District of Shanghai in January 2018 due to changes in the defendants’ jurisdiction. The People’s Court of Pudong District of Shanghai is currently in the process of reviewing our claims and relevant evidence. In addition, in April 2016, we filed another complaint with the Shanghai Intellectual Property Court against that PRC company and certain other defendants with respect to the defendants’ joint infringement of our copyright of medical examination software systems. The Shanghai Intellectual Property Court is currently in the process of reviewing our claims and relevant evidence. See “Item 3.D. Risk Factors — Risks Related to Our Business — Unauthorized use of our intellectual property or other proprietary information by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business and competitive position.”

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

Item 9. THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “KANG.” Trading in our ADSs commenced on April 9, 2014.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated. On August 9, 2018, the last reported closing price for our ADSs was US$20.41 per ADS.

	Market Price (US$)
	High	Low
Fiscal 2014 (from April 9, 2014)	22.65	13.06
Fiscal 2015	22.31	14.00
Fiscal 2016	22.04	13.83
First quarter in fiscal 2016	22.04	17.23
Second quarter in fiscal 2016	19.18	17.94
Third quarter in fiscal 2016	18.56	13.83
Fourth quarter in fiscal 2016	18.33	14.60
Fiscal 2017	20.00	11.73
First quarter in fiscal 2017	15.63	12.15
Second quarter in fiscal 2017	14.60	11.73
Third quarter in fiscal 2017	15.91	14.14
Fourth quarter in fiscal 2017	20.00	15.64
February 2018	16.42	15.77
March 2018	20.00	16.46
Fiscal 2018
First quarter in fiscal 2018	20.60	19.85
Second quarter in fiscal 2018 (through August 9, 2018)	20.90	20.37
April 2018	20.11	19.85
May 2018	20.33	19.92
June 2018	20.60	20.35
July 2018	20.68	20.37
August 2018 (through August 9, 2018)	20.90	20.41

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

There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Therefore, it remains unclear whether the PRC tax authorities would classify us as a PRC resident enterprise. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Circular 82 and Bulletin 45. In addition, the EIT Law Implementation Regulations provide that, (1) if an enterprise that distributes dividends is domiciled in the PRC, or (2) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC resident enterprise, any dividends that we pay to our non-resident enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and thus subject to a 10% PRC tax (which in the case of dividends will be withheld at source). Any PRC tax liabilitiy may be reduced by an applicable tax treaty.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors may be subject to PRC individual income tax at a rate of 20% on any dividends paid to such investors (which tax on dividends may be withheld at source) and any capital gains realized from the transfer of our Class A common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC. Any PRC tax liability may be reduced by an applicable tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of tax will apply to dividends, provided that certain conditions are met. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, the taxable gain from the transfer of our Class A common shares or ADSs will be based on the total amount obtained minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

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

•                  persons that own or are deemed to own shares or ADSs representing 10% or more of our stock by vote or value;

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

As described in “Item 10.E. Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, gains from dispositions of our Class A common shares or ADSs might be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include any amounts paid in respect of PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains.  However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of our ADSs, we believe that we were not a PFIC for our taxable year ended March 31, 2018. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. In addition, we hold a substantial amount of cash, and our PFIC status for any taxable year may depend on the proportionate value of such cash and other passive assets compared to total market value of our assets. Because the treatment of the contractual arrangements is not entirely clear, because we have, and expect to continue to have, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for any taxable year.

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

Alternatively, if we were a PFIC and if the Class A common shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its Class A common shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares or ADSs, as the case may be, were traded on a qualified exchange at least 15 days during each calendar quarter. The NASDAQ, where our ADSs are listed, is a qualified exchange for this purpose. However, as our Class A common shares are not listed on an exchange, holders of Class A common shares will not be able to make a mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize, in each year that we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years in which we are a PFIC unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

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

Certain U.S. Holders who are individuals or certain specified entities may be required to report information relating to securities of non-U.S. companies, or non-U.S. accounts through which they are held, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of Class A common shares or ADSs.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of March 31, 2018, our total outstanding borrowings and loans amounted to US$235.3 million with interest rates ranging from 4.35% to 10.50%. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

We received net proceeds of approximately US$149.2 million from our initial public offering. We did not receive any proceeds from the 3,330,400 ADSs sold by the selling shareholders. For the period from April 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2018, the net proceeds received from our initial public offering were mainly used as follows:

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

As of March 31, 2018, we have used all of the net proceeds from our initial public offering.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2018, the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of March 31, 2018, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of March 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2018 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iKang Healthcare Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of iKang Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2018, of the Group and our report dated August 10, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

August 10, 2018

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during fiscal 2017 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm for fiscal 2016 and 2017. We did not pay any other fees to our auditors during the periods indicated below.

	For the years ended March 31,
	2017	2018
	(U.S. dollars in thousands)
Audit fees(1)	1,419	1,553
Audit-related fees(2)	31	—
Tax fee(3)	—	—
All other fees	—	—
Total	1,450	1,553

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

We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal 2017. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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
2.5

Amendment No.1 to Shareholders’ Agreement dated March 12, 2014 among the Registrant, iKang Guobin Healthcare Group, Inc. and then existing shareholders of iKang Guobin Healthcare Group, Inc. (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.1

Share Incentive Plan adopted as of February 2013 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.2

Share Incentive Plan adopted as of April 2013 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.3

Share Incentive Plan adopted as of March 2014 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.4

Form of Indemnification Agreement with the Registrant’s Directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.5

Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 21, 2014)

4.6

Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Shanghai Guobin Medical Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated April 27, 2007 (English translation) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333- 194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.7

Agreement Extension Notice dated April 26, 2017 from ShanghaiMed iKang, Inc. to iKang Healthcare Technology Group Co., Ltd. to extend the expiration date of the Exclusive Business Cooperation Agreement for ten year to April 26, 2027 (English translation) (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.8

Equity Pledge Agreement among ShanghaiMed iKang, Inc., Boquan He, Lee Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333- 194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.9

Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Boquan He, Lee Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014) dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.10

Power of Attorney executed by Boquan He in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.11

Power of Attorney executed by Lee Ligang Zhang in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation) (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.12

Exclusive Business Cooperation Agreement between iKang Health Management (Zhejiang) Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011(English translation) (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

4.13

Equity Pledge Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd. (which was renamed as iKang Healthcare Technology Group Co., Ltd. in November 2014), Shanghai Yalong Daoyi Services Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011 (English translation) (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-194263), initially filed with the Securities and Exchange Commission on March 3, 2014)

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
4.26

Shanghai Assets and Equity Transaction Contract between Shanghai Gaotong Logistic Service and Management Co., Ltd. and Shanghai iKang Health Examination Management Group Co., Ltd. dated May 22, 2014 (English translation) (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.27

Equity Transfer Agreement among Shanghai Huajian Investment Management Co., Ltd., Shanghai iKang Guobin Health Examination Management Group Co., Ltd. and Shanghai Huajian Health Examination Management Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.28

Supplementary Agreement on Qian Hui’s Transfer of All Her Equities in Shanghai Huajian Health Examination Management Co., Ltd. to Shanghai iKang Health Examination Management Group, Co., Ltd. between Qian Hui and Shanghai iKang Health Examination Management Group, Co., Ltd. dated June 9, 2014 (English translation) (incorporated herein by reference to Exhibit 4.32 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014)

4.29

Equity Transfer Agreement between Hunan Fengxun Digital Technology Co., Ltd. and iKang Guobin Health Examination Management Group Co., Ltd. dated February 10, 2015 (English translation) (incorporated herein by reference to Exhibit 4.33 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 27, 2015)

4.30

Rights Agreement between iKang Healthcare Group, Inc. and American Stock Transfer & Trust Company, L.L.C., as Rights Agent dated December 2, 2015 (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.31

Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 6-K, filed on December 3, 2015)

4.32

Summary Translation of Capital Injection Agreement among New China Life Insurance Co., Ltd., iKang Guobin Healthcare Group Co., Ltd., Shenzhen Top Spring Pu Chang Investment Management Co., Ltd. and New China Life Insurance Health Investment Management Co., Ltd. dated December 4, 2015 (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.33

Summary Translation of Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated December 9, 2015 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.34

Summary Translation of Investment Agreement between Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated December 7, 2015 (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.35

Summary Translation of Investment Agreement between Zhongjin Zhide Equity Investment Management Co., Ltd. and iKang Healthcare Technology Group Co., Ltd. dated December 11, 2015 (incorporated herein by reference to Exhibit 4.39 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.36

Summary Translation of Investment Agreement among Tianjin Junlian Yunpeng Enterprise Management Consulting Partnership (Limited Partnership), iKang Healthcare Technology Group Co., Ltd. and Beijing Junlian Xinhai Equity Investment Partnership (Limited Partnership) dated December 30, 2015 (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F filed with the Securities and Exchange Commission on July 29, 2016)

4.37

Cooperation Agreement among iKang Healthcare Group, Inc., iKang Health Technology Group Co., Ltd., Ligang Capital Investment (Shenzhen) Co., Ltd., Yuansheng Investment Management Co., Ltd. of Ningbo Meishan Bonded Port Area and China Industrial Asset Management Limited dated July 19, 2017 (English translation) (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.38

Exclusive Business Cooperation Agreement between Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

Exhibit Number	Description of Document
4.39

Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.39 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.40

Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Tan Juan and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.41

Exclusive Call Option Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Tan Juan and Shanghai Yuanhua Information Technology Co., Ltd. dated March 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.41 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.42

Power of Attorney executed by Hu Haiqing in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated March 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.43

Power of Attorney executed by Tan Juan in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated March 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.44

Supplemental Agreement to the Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated January 17, 2017 (English translation) (incorporated herein by reference to Exhibit 4.44 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.45

Supplemental Agreement II to the Loan Agreement between iKang Healthcare Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated July 10, 2017 (English translation) (incorporated herein by reference to Exhibit 4.45 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.46

Supplemental Agreement II to Investment Agreement between Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated January 24, 2017 (English translation) (incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2017)

4.47*	Supplemental Agreement II to the Loan Agreement between iKang Health Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated July 10, 2017 (English translation)
4.48*

Limited Partnership Agreement among iKang Healthcare Technology Group Co., Ltd., Ligang Capital Investment (Shenzhen) Co., Ltd., Ningbo Meishan Bonded Port Area Yuansheng Investment Management Co., Ltd., China Industrial Asset Management Limited and Shanghai Yuansheng Investment Management Co., Ltd. dated October 20, 2017 (English translation)

4.49*

Supplemental Agreement to the Investment Agreement between Zhongjin Qizhi (Shanghai) Equity Investment Center (Limited Partnership) and iKang Healthcare Technology Group Co., Ltd. dated December 13, 2017 (English translation)

4.50*

Limited Partnership Agreement among iKang Healthcare Technology Group Co., Ltd., Ligang Capital Investment (Shenzhen) Co., Ltd., Shenzhen Putai Investment & Development Co. Ltd. and AVIC Trust Co., Ltd. dated December 18, 2017 (English translation)

4.51*

Forward Share Purchase Agreement between Hangkang Investment Management Partnership (Limited Partnership) of Ningbo Meishan Bonded Port Area and iKang Guobin Medical Examination Management Co., Ltd. dated December 18, 2017 (English translation)

4.52*

Letter of Authorization for Management Rights between Hangkang Investment Management Partnership (Limited Partnership) of Ningbo Meishan Bonded Port Area and iKang Guobin Medical Examination Management Co., Ltd. dated December 18, 2017 (English translation)

4.53*

Agreement Extension Notice to the Exclusive Call Option Agreement dated on March 17, 2008 among iKang Healthcare Technology (Beijing) Co., Ltd., iKang Health Technology Group Co., Ltd., Boquan He and Lee Ligang Zhang dated March 22, 2018 (English translation)

Exhibit Number	Description of Document
4.54*	Supplemental Agreement III to the Loan Agreement between iKang Health Technology Group Co., Ltd. and AVIC Trust Co., Ltd. dated March 23, 2018 (English translation)
4.55

Agreement and Plan of Merger dated March 26, 2018 among the Registrant, IK Healthcare Investment Limited and IK Healthcare Merger Limited (incorporated by reference to Exhibit (d)-(1) to the Schedule 13E-3 (File No. 005-88530) filed with the Securities and Exchange Commission on May 30, 2018)

4.56

Amendment No. 1 to the Agreement and Plan of Merger dated May 29, 2018 among the Registrant, IK Healthcare Investment Limited and IK Healthcare Merger Limited (incorporated by reference to Exhibit (d)-(2) to the Schedule 13E-3 (File No. 005-88530) filed with the Securities and Exchange Commission on May 30, 2018)

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

iKang Healthcare Group, Inc.

/s/ Lee Ligang Zhang_
	Name:	Lee Ligang Zhang
	Title:	Chairman and Chief Executive Officer

Date: August 10, 2018

IKANG HEALTHCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IKANG HEALTHCARE GROUP, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iKang Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes and financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 10, 2018, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

August 10, 2018

We have served as the Company’s auditor since 2009.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	As of March 31,
	2017	2018

ASSETS
Current assets
Cash and cash equivalents	$64,898	$62,901
Restricted cash	392	—
Term deposits	4,359	—
Accounts receivable, net of allowance for doubtful accounts of $14,261 and $23,142 as of March 31, 2017 and 2018, respectively	79,576	149,259
Inventories	6,781	9,261
Deferred tax assets-current	9,635	—
Amount due from related parties	4,538	7,019
Prepaid expenses and other current assets	49,736	66,939

Total current assets	$219,915	$295,379

Property and equipment, net	163,081	173,283
Acquired intangible assets, net	25,852	21,993
Goodwill	107,237	117,995
Long-term investments	180,758	196,816
Deferred tax assets-non-current	16,698	39,380
Rental deposit and other non-current assets	14,950	20,309

TOTAL ASSETS	$728,491	$865,155

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $34,637 and $43,840 as of March 31, 2017 and 2018, respectively)	$39,892	$52,800
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $48,910 and $60,281 as of March 31, 2017 and 2018, respectively)	59,278	76,586
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $6,414 and $13,523 as of March 31, 2017 and 2018, respectively)	11,951	15,579
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $57,361 and $87,388 as of March 31, 2017 and 2018, respectively)	64,740	95,422
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of nil and $3,480 as of March 31, 2017 and 2018, respectively)	—	3,692
Short-term borrowings (including short term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $111,299 and $196,450 as of March 31, 2017 and 2018, respectively)	111,299	196,450

Total current liabilities	$287,160	$440,529

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share and per share data, or otherwise noted)

	As of March 31,
	2017	2018

Long-term borrowings (including long-term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of 101,697 and $38,884 as of March 31, 2017 and 2018, respectively)	101,697	38,884

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $7,009 and $4,944 as of March 31, 2017 and 2018, respectively)	7,229	5,917

TOTAL LIABILITIES	$396,086	$485,330

Commitments and contingencies (Note 22)

Equity
iKang Healthcare Group, Inc. shareholders’ equity
Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2017 and 2018, 33,916,439 issued and outstanding as of March 31, 2017 and 2018, respectively	339	339
Class C common shares ($0.01 par value; 2,000,000 shares authorized as of March 31, 2017 and 2018, 805,100 shares issued and outstanding as of March 31, 2017 and 2018)	8	8
Additional paid-in capital	436,649	472,677
Statutory reserve	14,761	18,396
Accumulated deficit	(112,698)	(133,642)
Accumulated other comprehensive loss	(26,622)	(2,071)

Total iKang Healthcare Group, Inc. shareholders’ equity	312,437	355,707
Non-controlling interests	19,968	24,118

TOTAL EQUITY	332,405	379,825

TOTAL LIABILITIES AND EQUITY	$728,491	$865,155

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended March 31,
	2016	2017	2018
Net revenues	$370,812	$435,713	$563,932
Cost of revenues	210,909	262,134	325,656

Gross profit	159,903	173,579	238,276

Operating expenses:
Selling and marketing expenses	64,763	74,304	96,594
General and administrative expenses (including share-based compensation expenses of $1,949, $1,941 and $34,822 in 2016, 2017 and 2018, respectively)	65,422	82,783	126,255
Research and development expenses	3,716	3,194	3,055

Total operating expenses	133,901	160,281	225,904

Income from operations	26,002	13,298	12,372
Interest expense	(4,603)	(13,880)	(20,191)
Interest income	785	939	382
Other income	1,874	—	—

Income/(loss) before provision for income taxes and gain/(loss) from equity method investments	24,058	357	(7,437)
Income tax expenses	5,838	3,354	6,791

Income/(loss) before loss from equity method investments	18,220	(2,997)	(14,228)
Loss from equity method investments	(1,732)	(9,547)	(2,448)

Net income/(loss)	16,488	(12,544)	(16,676)
Less: Net income/(loss) attributable to non-controlling interest	(1,837)	(1,293)	633

Net income/(loss) attributable to iKang Healthcare Group, Inc.	18,325	(11,251)	(17,309)

Net income/(loss) attributable to common shareholders of iKang Healthcare Group, Inc.	$18,325	$(11,251)	$(17,309)

Net income/(loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.55	$(0.33)	$(0.50)
Diluted	$0.54	$(0.33)	$(0.50)

Weighted average shares used in calculating net income (loss) per common share
Basic	33,583,005	34,060,579	34,295,160
Diluted	34,235,542	34,060,579	34,295,160

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended March 31,
	2016	2017	2018
Net income/(loss)	$16,488	$(12,544)	$(16,676)
Other comprehensive income/(loss):
Foreign currency translation adjustments	(12,187)	(20,252)	25,604
Unrealized gain/(loss) on available-for-sale investments (net of taxes of $47, $40 and $221 for the years ended March 31, 2016, 2017 and 2018, respectively)	186	(161)	885

Comprehensive income/(loss)	4,487	(32,957)	9,813

Less: comprehensive income /(loss) attributable to non-controlling interest	(2,321)	(2,661)	2,571

Comprehensive income/(loss) attributable iKang Healthcare Group, Inc.	$6,808	$(30,296)	$7,242

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	deficit	income/(loss)	equity	interest	equity
Balance at March 31, 2015	34,361,539	$343	$419,862	$8,399	$(113,410)	$3,936	$319,130	$9,218	$328,348

Provision for statutory reserve	—	—	—	3,130	(3,130)	—	—	—	—
Share-based compensation expenses	—	—	1,949	—	—	—	1,949	—	1,949
Exercise of employee share options (1)	—	—	8,035	—	—	—	8,035	—	8,035
Settlement of acquisition payable of Shanghai Huajian Health Examination Management Co., Ltd.	—	—	7,202	—	—	4	7,206	—	7,206
Purchase of non-controlling interest of iKang Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	(302)	—	—	—	(302)	(486)	(788)
Purchase of non-controlling interest of Beijing Tianzhikangjian Investment Management Co., Ltd. (“Beijing Tianzhikangjian”)	—	—	—	—	—	—	—	(1,178)	(1,178)
Addition of non-controlling interest in connection with acquisition of Beijing Tianzhikangjian Investment Management Co., Ltd.	—	—	—	—	—	—	—	5,050	5,050
Addition of non-controlling interest in connection with acquisition of Yinchuan iKang Guobin Ciming Clinic Co., Ltd. (“iKang Yinchuan Ciming”)	—	—	—	—	—	—	—	1,613	1,613
Addition of non-controlling interest in connection with acquisition of Yantai iKang Guobin Ciming Medical Examination Management Co.,Ltd, Weifang Kuiwen iKang Guobin Ciming Clinic Co., Ltd. and Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd. (“Weihai Ciming”)	—	—	—	—	—	—	—	2,416	2,416
Addition of non-controlling interest in connection with acquisition of Xi’an iKang Guobin Medical Examination Management Co., Ltd. (“Xi’an iKang Guobin”)	—	—	—	—	—	—	—	3,242	3,242
Addition of non-controlling interest in connection with acquisition of Guizhou Wishstar Health Examination Clinic Co., Ltd.	—	—	—	—	—	—	—	4,446	4,446
Addition of non-controlling interest in connection with capital injection of Xi’an iKang Guobin Medical Examination Management Co., Ltd.	—	—	—	—	—	—	—	457	457
Addition of non-controlling interest in connection with establishment of China Physician Alliance Group, Limited (“China Physician Alliance”)	—	—	—	—	—	—	—	551	551
Addition of non-controlling interest in connection with establishment of Wuhu iKang Guobin Clinic Co., Ltd.(“Wuhu iKang”)	—	—	—	—	—	—	—	182	182
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	(557)	(557)
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(57)	(57)
Net income/(loss)	—	—	—	—	18,325	—	18,325	(1,837)	16,488
Foreign currency translation adjustments	—	—	—	—	—	(11,703)	(11,703)	(484)	(12,187)
Unrealized gain on available-for-sale investments	—	—	—	—	—	186	186	—	186

Balance at March 31, 2016	34,361,539	$343	$436,746	$11,529	$(98,215)	$(7,577)	$342,826	$22,576	$365,402

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(In thousands of US dollars, except share and per share data, or otherwise noted)

						Accumulated
			Additional			other	iKang’s		Total
	Common		paid-in	Statutory	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	Shares	Amount	capital	reserve	deficit	income/(loss)	equity	interest	equity
Provision for statutory reserve	—	—	—	3,232	(3,232)	—	—	—	—
Share-based compensation expenses	—	—	1,941	—	—	—	1,941	—	1,941
Exercise of employee share options (1)	—	—	1,324	—	—	—	1,324	—	1,324
Issuance of common shares, to option pool, in connection with share-based compensation arrangements	350,000	4	—	—	—	—	4	—	4
Issuance of common shares in connection with exercise of options	10,000	—	—	—	—	—	—	—	—
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management Co., Ltd. (“Shenzhen Hospital Management”)	—	—	(3,362)	—	—	—	(3,362)	906	(2,456)
Capital contribution from non-controlling interest in connection with establishment of Wuxi iKang Guobin Clinic Co., Ltd. (“Wuxi iKang”)	—	—	—	—	—	—	—	130	130
Dividend distribution to non-controlling interest holder of MediFast (Hong Kong) Limited	—	—	—	—	—	—	—	(983)	(983)
Net income	—	—	—	—	(11,251)	—	(11,251)	(1,293)	(12,544)
Foreign currency translation adjustments	—	—	—	—	—	(18,884)	(18,884)	(1,368)	(20,252)
Unrealized loss on available-for-sale investments	—	—	—	—	—	(161)	(161)	—	(161)
Balance at March 31, 2017	34,721,539	$347	$436,649	$14,761	$(112,698)	$(26,622)	$312,437	$19,968	$332,405

Provision for statutory reserve	—	—	—	3,635	(3,635)	—	—	—	—
Share-based compensation expenses	—	—	34,822	—	—	—	34,822	—	34,822
Exercise of employee share options (1)	—	—	1,324	—	—	—	1,324	—	1,324
Capital contribution from non-controlling interest of Zhenjiang iKang Guobin Clinic Co., Ltd.(“Zhenjiang iKang”)	—	—	—	—	—	—	—	909	909
Capital contribution through other assets relating to non-controlling interest of Ningbo Haishu iKang Guobin Clinic Co., Ltd. (“Ningbo iKang”)	—	—	—	—	—	—	—	461	461
Purchase of non-controlling interest of Fujian iKang Guobin Health Management Co., Ltd. (“Fujian iKang”)	—	—	(1,872)	—	—	—	(1,872)	(630)	(2,502)
Acquisition in connection with IMHealthcare (Beijing) Technology Co., Ltd.	—	—	2,326	—	—	—	2,326	1,444	3,770
Return of capital of Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd. Clinic (“Weihai Ciming Clinic”) & Weihai iKang Guobin Ciming Medical Examination Management Co., Ltd.	—	—	(572)	—	—	—	(572)	—	(572)
Dividend distribution to non-controlling interest holders of Yinchuan iKang Guobin Ciming Clinic Co., Ltd. & Yinchuan iKang Guobin Clinic Co., Ltd.	—	—	—	—	—	—	—	(605)	(605)
Net income/(loss)	—	—	—	—	(17,309)	—	(17,309)	633	(16,676)
Foreign currency translation adjustments	—	—	—	—	—	23,666	23,666	1,938	25,604
Unrealized gain on available-for-sale investments	—	—	—	—	—	885	885	—	885
Balance at March 31, 2018	34,721,539	$347	$472,677	$18,396	$(133,642)	$(2,071)	$355,707	$24,118	$379,825

(1)          Shares were previously issued to the option pool.

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended March 31,
	2016	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$16,488	$(12,544)	$(16,676)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	30,394	37,413	42,182
Share-based compensation expenses	1,949	1,941	34,822
Impairment of property and equipment	281	276	708
Loss on liquidation of a subsidiary	106	—	—
Gain from disposal of cost method investment	(1,772)	—	—
Allowance for doubtful accounts	8,509	6,136	7,317
Loss from equity method investments	1,732	9,547	2,448
Changes in assets and liabilities
Accounts receivable	(22,632)	(16,271)	(65,799)
Inventories	(1,279)	(3,103)	(1,654)
Prepaid expenses and other current assets	(10,069)	3,165	(6,344)
Deferred tax assets	(8,296)	(11,476)	(9,925)
Rental deposit and other long-term assets	(2,781)	(2,150)	(3,916)
Accounts payable	4,766	9,337	8,629
Accrued expenses and other current liabilities	3,979	18,741	7,453
Deferred revenues	23,914	6,846	23,165
Income tax payable	702	4,368	2,327
Deferred government subsidy	(61)	—	—
Deferred tax liabilities	(2,328)	(2,183)	(1,732)
Net cash provided by generated from operating activities	43,602	50,043	23,005

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	20,772	30,124	408
Term deposits	2,361	7,679	4,528
Purchase of property and equipment	(37,024)	(63,389)	(34,912)
Purchase of intangible assets	(157)	—	—
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management Co., Ltd.	—	(2,397)	—
Purchase of non-controlling interest of Shanghai Wangzu Guobin Medical Center Co., Ltd.	(788)	—	—
Purchase of non-controlling interest of Beijing Tianzhikangjian Investment Management Co., Ltd.	(1,212)	—	—
Payments for business acquisitions (net of cash acquired of $10,165 and $6 and $516 for years ended March 31, 2016, 2017 and 2018, respectively)	(37,249)	(2,371)	(1,307)
Purchase of non-controlling interest of Fujian iKang	—	—	(1,843)
Prepayment for business acquisitions	—	—	(879)
Payment for long-term investments	(204,414)	(5,473)	(3,149)
Return of prepayment for long-term investments	—	4,000	—
Proceeds from sale of cost method investment	1,897	—	—
Loan provided to related parties	(4,719)	(2,508)	—
Repayment of loan by related parties	—	2,324	140
Proceeds from disposal of the subsidiaries	—	—	2,231
Payment of loan receivables	(1,000)	—	—
Net cash used in investing activities	(261,533)	(32,011)	(34,783)

IKANG HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended March 31,
	2016	2017	2018
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	8,035	1,324	1,324
Capital contribution from non-controlling interest shareholders	567	134	909
Return of capital to non-controlling interest shareholders	—	—	(572)
Dividend distribution to non-controlling interest shareholders	(795)	(704)	(884)
Payments for business acquisitions	(1,853)	—	—
Proceeds from financing agreement in relation with New China Life Insurance Health Investment Management Co., Ltd.	—	—	31,886
Proceeds from long-term borrowings	232,744	—	9,565
Proceeds from short-term borrowings	54,126	37,176	65,679
Repayments of short-term borrowings	(55,359)	(60,610)	(103,403)
Repayments of long-term borrowings	—	(29,741)	—
Net cash provided by (used in) financing activities	237,465	(52,421)	4,504
Effect of exchange rate on cash and cash equivalents	(8,759)	(8,824)	5,277
Net increase (decrease) in cash and cash equivalents	10,775	(43,213)	(1,997)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	97,336	108,111	64,898
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$108,111	$64,898	$62,901
Supplemental cash flow information
Income tax paid	$13,327	$11,649	$17,894
Interest paid	$1,957	$3,600	$24,673
Supplemental non-cash financing and investing activities
Payable for business acquisitions	$9,350	$6,436	$10,127
Payable for purchase of long-term investments	$3,743	$—	$—
Payable for purchase of property and equipment	$7,109	$11,830	$12,456
Prepayment for business acquisitions	$10,570	$3,322	$4,524
Prepayment for long-term investments	$4,000	$—	$—
Prepayment for purchase of property and equipment	$11,318	$12,677	$17,699
Capital contribution, through other assets, relating to non-controlling interest	$—	$—	$461

The accompanying notes are an integral part of these consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

The Company, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) are primarily engaged in providing medical examination services, disease screening services, dental services and other healthcare related services in the People’s Republic of China (the “PRC”).

List of the Group’s subsidiaries, VIEs and the VIEs’ major subsidiaries as of March 31, 2018 were as follows:

		Percentage of
		beneficial interest
		by iKang
Names	Place of incorporation	Healthcare Group, Inc.	Principal activities

Subsidiaries:
iKang Guobin Healthcare Group, Inc.(“iKang Guobin”)	BVI	100%	Holding company
ShanghaiMed iKang, Inc. (“Beijing iKang”)	PRC	100%	On-demand healthcare services
Shanghai iKang Co., Ltd. (“Shanghai iKang”)	PRC	100%	On-demand healthcare services
iKang Zhejiang, Inc. (“iKang Zhejiang BVI”)	BVI	73%	Holding company
iKang Health Management (Zhejiang) Co., Ltd. (“Zhejiang iKang”)	PRC	73%	On-demand healthcare services
Bayley & Jackson (China) Medical Services Limited (“Bayley & Jackson (Hong Kong)”)	Hong Kong	100%	Holding company
Beijing Bayley & Jackson Clinic Co., Ltd. (“iKang Beijing Ritan”)	PRC	100%	Medical examinations & clinical services
Yuanhua Healthcare Limited (“Yuanhua HK”)	Hong Kong	100%	Holding company
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”)	PRC	100%	On-demand healthcare services
MediFast (Hong Kong) Limited (“MediFast”)	Hong Kong	80%	Medical examinations & clinical services
WA Centers HK Limited (“WA Health Care”)	Hong Kong	70%	Holding company
iKang(Shanghai) Financing Lease Co., Ltd. (“iKang(Shanghai) Financing Lease”)	PRC	100%	Lease services
iKang MRI Center, Inc.	BVI	70%	Medical service
iKang MRI Center, Limited	Hong Kong	100%	Medical service
iKang mHealth, Inc.	BVI	70%	Medical service
iKang Health Cloud Technology Limited	Hong Kong	100%	Medical service
iKang Health Cloud (Beijing) Software Co., Ltd. (“iKang Health Cloud”)	PRC	100%	Research & development
VIEs:
iKang Healthcare Technology Group Co., Ltd.(formerly named as “Shanghai iKang Guobin Holding Co., Ltd.”)(“iKang Holding”)	PRC	100%	Holding company
Hangzhou iKang Guobin Clinic Co., Ltd. (“iKang Hangzhou Xixi”)	PRC	73%	Medical examinations
Shanghai Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”)	PRC	100%	Holding company
Jiandatong Health Technology (Beijing) Co., Ltd. (“Beijing Jiandatong”)	PRC	80%	On-demand healthcare services

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Percentage of beneficial interest by iKang Healthcare Group, Inc.

Names	Place of incorporation		Principal activities

VIEs’ major subsidiaries (Note):
iKang Guobin Healthcare Group Co., Ltd.(formerly named as “Beijing iKang Online Technology Co., Ltd.”) (“iKang Online”)	PRC	100%	On-demand healthcare services
Guangzhou iKang Guobin Health Examination Co., Ltd. (“iKang Guangzhou Huanshi”)	PRC	100%	Medical examinations

Shanghai Guobin Medical Center Co., Ltd. (“iKang Shanghai Xikang Road”)	PRC	100%	Medical examinations & clinical services
Shanghai iKang Guobin Mingmen Clinic Co., Ltd. (“iKang Shanghai Pudong Avenue”)	PRC	100%	Medical examinations
Shanghai iKang Jianwei Healthcare Management Co., Ltd. (“Jianwei Healthcare Management”)	PRC	54.4%	On-demand healthcare services
Shanghai Yalong Daoyi Services Co., Ltd. (“Yalong Daoyi”)	PRC	70%	On-demand healthcare services

Beijing iKang Jun’an Clinic Co., Ltd. (“iKang Beijing Jun’an”)	PRC	100%	Medical examinations & clinical services
Beijing iKang Guobin Yayun Clinic Co., Ltd. (“iKang Beijing Yayun”)	PRC	100%	Medical examinations
Beijing iKang Guobin Wanzhishou Clinic Co., Ltd. (“iKang Beijing Wanzhishou”)	PRC	100%	Medical examinations
Beiijng iKang Medical Examination Application Technology Co., Ltd. (“Medical Examination Application”)	PRC	70%	On-demand healthcare services
Beijing Daoyitong Health Management Co., Ltd. (“Beijing Daoyitong”)	PRC	70%	On-demand healthcare services
Shanghai Jinxiu Huajian Clinic Co., Ltd. (“Shanghai Jinxiu Huajian”)	PRC	100%	Medical examinations
Chengdu Gaoxin iKang Dental Clinic Co., Ltd. (“iKang Chengdu Gaoxin”)	PRC	100%	Dental services
Shenzhen iKang Guobin Clinic Co., Ltd. (formerly named as “Shenzhen iKang Guobin Clinic”) (“iKang Shenzhen Luohu”)	PRC	100%	Medical examinations
Beijing iKang Guobin Zhongguan Clinic Co., Ltd. (“iKang Beijing Zhongguancun”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Renren Clinic Co., Ltd. (“iKang Shanghai Yangpu”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Blue Cross Clinic Co., Ltd. (“iKang Shanghai Lujiazui”)	PRC	100%	Medical examinations
Beijing iKang Guobin Clinic Co., Ltd. (“iKang Beijing Xuanwumen”)	PRC	100%	Medical examinations
Nanjing iKang Guobin Clinic Co., Ltd. (“iKang Nanjing Gulou”)	PRC	100%	Medical examinations
Beijing iKang Guobin Xinei Clinic Co., Ltd. (“iKang Beijing Xinei”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Fukang Clinic Co., Ltd. (“Yan’an West Road”)	PRC	100%	Medical examinations
Hangzhou iKang Guobin Wenhui Clinic Co., Ltd. (“iKang Hangzhou Wenhui”)	PRC	100%	Medical examinations
Chengdu Jinjiang iKang Guobin Hongzhaobi Health Examination General Clinic Co., Ltd. (“iKang Chengdu Hongzhaobi”)	PRC	100%	Medical examinations
iKang Dental Hospital Management Co., Ltd. (“iKang Dental Hospital Management”)	PRC	100%	Management of dental services
Beijing iKang Guobin Lidu Clinic Co., Ltd. (“iKang Beijing Lidu”)	PRC	100%	Medical examinations
Beijing iKang Guobin Jianwai Clinic Co., Ltd. (“iKang Beijing Jianguomen”)	PRC	100%	Medical examinations
Fuzhou iKang Guobin Clinic Co., Ltd. (“iKang Fuzhou Gulou”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Zhonghuan Yipin Clinic Co., Ltd. (formerly named as “Shanghai Zhonghuan Yipin Clinic Co., Ltd.”) (“iKang Shanghai Zhonghuan”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Yipin Clinic Co., Ltd. (formerly named as “Shanghai Yipin Clinic Co., Ltd.”) (“iKang Shanghai Jing’an”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Waizhitan Clinic Co., Ltd. (“iKang Shanghai Yan’an East Road”)	PRC	100%	Medical examinations
Shanghai iKang Guobin Jianzhiwei Clinic Co., Ltd. (formerly named as “Shanghai iKang Guobin Jianwei Clinic Co., Ltd.”) (“iKang Shanghai Jianwei”)	PRC	100%	Medical examinations
Tianjin Heping Aibin Clinic Co., Ltd. (“iKang Tianjin Heping”)	PRC	100%	Medical examinations
Suzhou iKang Guobin Clinic Co., Ltd. (formerly named as “Suzhou Aibin Clinic, Co., Ltd.”) (“iKang Suzhou”)	PRC	100%	Medical examinations
Suzhou Zhuoyue Clinic Co., Ltd. (“Suzhou Zhuoyue”)	PRC	100%	Medical examinations
Guangzhou iKang Guobin Huacheng Clinic (LLP) (“iKang Guangzhou Wokang”)	PRC	100%	Medical examinations
Shanghai Yuanhua Clinic Co., Ltd. (“Yuanhua Clinic”)	PRC	100%	Medical examinations
Shanghai Wangzu Guobin Medical Center Co., Ltd. (“iKang Shanghai Gubei”)	PRC	100%	Medical examinations
Changzhou iKang Guobin Clinic Co., Ltd. (“iKang Changzhou”)	PRC	62.5%	Medical examinations
Chengdu Gaoxin iKang Guobin Chengnan Clinic Co., Ltd. (“Chengdu Gaoxin iKang West City”)	PRC	100%	Medical examinations
Shanghai Huajian Clinic Co., Ltd. (“Shanghai Huajian”)	PRC	100%	Medical examinations
Shanghai Huajian Health Examination Management Co., Ltd. (“Shanghai Huajian Management”)	PRC	100%	On-demand healthcare services
Shanghai Zhenjing Clinic Co., Ltd. (“Shanghai Zhenjing”)	PRC	70%	Medical examinations
Beijing iKang Guobin Shunping Clinic Co., Ltd. (“iKang Beijing Shunping”)	PRC	100%	Medical examinations
Chongqing iKang Zhuoyue Clinic Co., Ltd. (“iKang Chongqing Zhuoyue”)	PRC	100%	Medical examinations
Xi’an Lianhu iKang Guobin Zhuoyue Hospital Co., Ltd. (“Xi’an Lianhu Yinglun”)	PRC	70%	Medical examinations
Guizhou Wishstar Health Examination Clinic Co., Ltd. (“Guizhou Wishstar”)	PRC	60%	Medical examinations
Beijing iKang Guobin Sunny Jingchao Clinic Co., Ltd. (“iKang Beijing Jingchao”)	PRC	83%	Medical examinations
Yantai iKang Guobin Ciming Medical Examination Management Co., Ltd. (“Yantai Ciming”)	PRC	70%	On-demand healthcare services
Beijing Bohui Clinic Co., Ltd. (“Beijing Bohui”)	PRC	100%	Medical examinations
Wuhan iKang Zhuoyue Clinic Co., Ltd. (“Wuhan Zhuoyue”)	PRC	100%	Medical examinations
Shanghai iKang Jun’an Clinic Co., Ltd. (“Shanghai Jun’an”)	PRC	100%	Medical examinations
Yinchuan iKang Guobin Clinic Co., Ltd. (“Yinchuan Clinic”)	PRC	100%	Medical examinations

Note: Net revenues generated from these VIEs’ major subsidiaries accounted for approximately 80% of the Group’s net revenues as of March 31, 2018.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

In July 2013, iKang Guobin acquired 100% of Yuanhua, including Yuanhua HK, Yuanhua WFOE (a variable interest entity), Yuanhua Information and Yuanhua Clinic, which provide medical examination related services in China. Yuanhua WFOE entered into a series of contractual arrangements with Yuanhua Information and Mr. Haiqing Hu and Mr. Lei Zhao through which Yuanhua WFOE gained effective control over the operation of Yuanhua Information and is able to receive substantially all the economic benefits of Yuanhua Information. In March 2017, one of Yuanhua Information’s shareholders, Mr. Lei Zhao, was changed to Ms. Juan Tan; Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders entered into a new series of contractual arrangements with the same terms and the original contractual arrangements were terminated.

In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operation of Beijing Jiandatong and is able to receive substantially all the economic benefits of Beijing Jiandatong.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Starting from January 31, 2012, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing healthcare services in the PRC; however, in order to operate under a foreign-invested enterprise, the Group needs to reapply for the licenses or permits required for conducting such business from the National Health Commission of the PRC and Ministry of Commerce of the PRC, because currently most licenses of the Group to conduct healthcare services are held by PRC entities. As of March 31, 2018, the Group has not yet applied for such licenses or permits. Therefore the Group still operates through its VIE entities.

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

Agreements that provide the Company effective control over the VIE entities

(1)                                 Power of Attorney: Each registered shareholder of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information has executed a power of attorney agreement appointing Beijing iKang, Zhejiang iKang or Yuanhua WFOE to be the only and exclusive attorney, and irrevocably authorizing it to vote on each registered shareholders’ behalf on all of the matters concerning the VIE entities, that may require shareholders’ approval. The term of the power of attorney is perpetual and the contract can be terminated at the discretion of the wholly foreign owned enterprises (“WFOEs”).

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

(3)                                 Spousal Consent Under the Spousal Consent letters: The spouse of each married registered shareholder of iKang Holding has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of iKang Holding owned by such shareholder will be disposed of only in accordance with the applicable Exclusive Equity Option Agreement, Equity Interest Pledge Agreement, and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

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

(2)                                 Equity Interest Pledge Agreement: Shareholders of iKang Holding, iKang Hangzhou Xixi, Beijing Jiandatong and Yuanhua Information have pledged all of their equity interests in VIE entities with Beijing iKang, Zhejiang iKang and Yuanhua WFOE, and Beijing iKang, Zhejiang iKang and Yuanhua WFOE are entitled to the rights to sell the pledged equity interests if the VIE entities or the shareholders default in their obligations. The term of the pledge agreement is as long as the service agreement; and it can be terminated when the service agreement is terminated.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

•                                          block the Group’s websites;

•                                          require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise,

•                                          re-apply for the necessary licenses or relocate our businesses, staff and assets;

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

The shareholders of the VIEs and the Company are as the following:

(1)                                 Mr. Lee Ligang Zhang and Mr. Boquan He are shareholders of the Company, who held 34.8% and 9.74% voting interest of the Company as of March 31, 2018, respectively. They own the equity interests in iKang Holding and iKang Hangzhou Xixi.

(2)                                 iKang Holding’s shareholders are Mr. Lee Ligang Zhang and Mr. Boquan He, each of whom holds 50% of the equity interest in iKang Holding.

(3)                                 iKang Hangzhou Xixi’s shareholders are iKang Holding and Yalong Daoyi, which hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively. Yalong Daoyi is wholly-owned by iKang Holding. Therefore, iKang Holding owns the 100% equity interest in iKang Hangzhou Xixi.

(4)                                 Beijing Jiandatong’s shareholders is Mr. Haiqing Hu, who holds 80% of the equity interest in Beijing Jiandatong.

(5)                                 Yuanhua Information’s shareholders are Mr. Haiqing Hu and Ms. Juan Tan, who hold 80% and 20% of the equity interest in Yuanhua Information, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of and for the years ended March 31 (after inter-company elimination):

	As of March 31,
	2017	2018

Cash and cash equivalents	$49,222	$52,868
Accounts receivable and other current assets	131,780	206,082
Amount due from related parties	—	6,794
Total current assets	181,002	265,744
Property and equipment, net	158,662	169,114
Acquired intangible assets, net	24,337	15,347
Other noncurrent assets	256,522	298,210
Total non-current assets	439,521	482,671
Total assets	620,523	748,415
Deferred revenues	57,361	87,388
Accounts payable and other current liabilities	201,260	314,094
Amount due to related parties	—	3,480
Total current liabilities	258,621	404,962
Total non-current liabilities	108,706	43,828
Total liabilities	367,327	448,790

	For the years ended March 31,
	2016	2017	2018

Net revenues	$330,391	$379,606	$514,141
Net income/(loss)	$12,614	$(12,012)	$3,508

	For the years ended March 31,
	2016	2017	2018

Net cash provided by operating activities	$92,294	$54,439	$63,646
Net cash used in investing activities	$(239,274)	$(44,407)	$(22,276)
Net cash provided by (used in) financing activities	$216,341	$(53,041)	$(37,724)

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

For the years ended March 31, 2016, 2017 and 2018, the amounts charged to the VIEs and their subsidiaries by WOFEs related to the service fees was $3,354, $2,245 and $3,326, respectively and was eliminated upon consolidation.

The VIE entities contributed an aggregate of 89.1%, 87.1% and 91.2% of the consolidated net revenues for the years ended March 31, 2016, 2017 and 2018, respectively. The Company’s operations not conducted through contractual arrangements with the VIE entities primarily consist of its high-end health check services. As of the fiscal years ended March 31, 2017 and 2018, the VIE entities accounted for an aggregate of 85.2% and 86.5%, respectively, of the consolidated total assets, and 92.7% and 92.5%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, accounts receivable and prepaid expenses and other current assets.

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

The Group had negative working capital of approximately $145,150 as of March 31, 2018, which was mainly attributable to the current liability balance associated with the convertible loans issued in December 2015, of which $135,510 will become due during fiscal year 2018. Taking into consideration of the expected positive operating cash flows to be generated from operations by the Group, the undrawn available banking facilities and additional capital commitment from certain privatization investors whom have signed the amended and restated interim investors agreement with the Company and will provide such capital injection to the Company upon the completion of privatization proceeding, the Group is expected to obtain sufficient financial resource prior to the due date of the convertible loans. Therefore, management is of the opinion that the Group will be able to satisfy its liabilities as and when they become due, and accordingly, these consolidated financial statements are prepared on a going concern basis.

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of iKang Guobin Healthcare Group Inc., its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment of property and equipment, purchase price allocation relating to business acquisitions, the useful lives and impairment of intangible assets, impairment of goodwill, impairment of long-term investments, valuation allowance for deferred tax assets, share-based compensation, interest accrual on long-term borrowings, fair value of long-term available-for-sale investments.

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

Restricted cash

Restricted cash mainly consists of the cash deposit denominated in U.S. dollar in overseas accounts used to collateralize the local borrowings in China to meet the Group’s RMB funding needs, which is primarily to purchase property and equipment within China.

The balance of the restricted cash was $392 and nil as of March 31, 2017 and 2018, respectively.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, available-for-sale investments, amount due from/to related parties, accounts payable, short-term borrowings and long-term borrowings.

The carrying values of cash and cash equivalents, restricted cash, term deposits, accounts receivable, accounts payable, amounts due from/to related parties, and short-term borrowings approximate their fair values due to short-term maturities.

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

Interest expense is recognized on an effective interest basis relating to financing arrangements included in the long-term borrowings.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

Cash and cash equivalents of the Group included aggregate amounts of $57,553 and $56,593 as of March 31, 2017 and 2018, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. No customer accounted for 10% or more of total revenues for the years ended March 31, 2016, 2017 and 2018, respectively. No customer accounted for 10% or more of accounts receivable as of March 31, 2017 and 2018, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories are medical consumable supplies and are stated at the lower of cost or net realizable value. Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories. The Group did not record a write-down of inventories for the years ended March 31, 2016, 2017 and 2018, respectively.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	5 years
Furniture and fixtures	5 years
Medical equipment	10 years
Motor vehicles	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term

Construction in progress represents unfinished leasehold improvement and installment of equipment for new clinics. Construction in progress will be transferred to leasehold improvement or property and equipment when it is finished. Depreciation is recorded starting at the time when assets are ready for the intended use.

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

	Weighted average (years)	Range (years)

Customer relationship	5.7	2.1~10.0
Non-compete agreements	3.0	2.0~3.0
Contract backlog	0.7	0.4~0.9
Operating licenses	3.0	0.3~5.0
Favorable lease contracts	7.1	1.4~9.8

The weighted average estimated average useful life of the intangible assets with determinable lives is 5.5 years.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed using the straight-line method.

The Group evaluates the recoverability of long-lived assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

The Group did not incur any impairment loss on goodwill for the years ended March 31, 2016, 2017 and 2018, respectively.

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

The Group periodically reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other Group specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

Available-for-sale investments

Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured. The Group offers medical examination and disease screening services and renders such services at the request of its customers. The Group recognizes revenues when the examination reports are issued and passed to the local couriers if hard copy reports are required by its customers, or when the examination reports are uploaded on-line and can be viewed by the customers on-line if hard copy reports are not required. The Group notifies its customers when their examination reports are delivered to the local couriers or ready to be viewed and downloaded on line.

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

When needed, the Group engages third-party providers to provide medical examination and disease screening services on behalf of the Group. The Group evaluates the services provided by third parties on behalf of the Group to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether the Group acts as a principal or agent when providing the services. All of the revenues involving third-party providers providing medical examination or disease screening services on behalf of the Group are currently accounted for on a gross basis since the Group is the primary obligor, has the latitude in establishing prices, discretion in third-party provider selection and the credit risks.

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

Before the enforcement of value-added taxes (“VAT”) policy, revenue was stated net of business tax and related surcharges. The Group recorded $2,692 and $910 business tax and related surcharges for the years ended March 31, 2016 and 2017, respectively, and $932 VAT related surcharges for the year ended March 31, 2018.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax (“VAT”)

On March 23, 2016, State Administration of Taxation launched Cai Shui [2016] No.36 (“Circular 36”), which takes effect starting May 1, 2016. In accordance with Circular 36, entities and individuals engaged in sales of services, intangible assets or real property within the territory of the People’s Republic of China are value-added taxpayers, and shall pay VAT rather than business tax (“BT”) according to these Measures. With the effect of Circular 36, Pilot Program is repealed.

Pursuant to Circular 36, VAT exemption applies to medical services where all of the following conditions should be satisfied: (1) The medical institutions have obtained the Practice License for Medical Institutions in accordance with the Administrative Regulations on Medical Institutions of the State Council; (2) Medical services include the services which are listed in the Specifications for Pricing Items of National Medical Services; and (3) The price of medical services shall not be higher than the guiding prices for medical services set by competent price departments at or above the prefecture (city) level. Circular 36 becomes effective from May 1, 2016. In accordance with Circular 36, the Group’s medical services is eligible for the aforesaid tax exemption conditions.

Non-monetary exchange

The Group occasionally exchanges medical examination services with advertising agencies for advertising credits. The amount of deferred revenues and prepaid expenses is based on the fair value of the medical examination services to be rendered which approximates the price the Group offers to the individual customers and is more readily determinable. The amounts of revenues recognized for non-monetary transactions were $1,767, $674, and $1,046 for the years ended March 31, 2016, 2017 and 2018, respectively. Direct costs attributable to the revenues have been immaterial.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics up to the period ended March 31, 2017. The Group adopted ASU 2015-17 on April 1, 2017 and classified all deferred tax assets and liabilities as non-current as of March 31, 2018. The Group did not retrospectively apply the changes to prior years.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2016, 2017 or 2018, respectively.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings (loss) per share - continued

Diluted earnings per common share reflect the potential dilution that could occur if securities were exercised or converted into common shares. The Group has stock options, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted income per share, the effect of the stock options is computed using the treasury stock method.

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

The Group’s entities with functional currency of RMB translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss).

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), cumulative foreign currency translation adjustments, unrealized gain (loss) in available-for-sale investments (net of tax effect), and is reported in the consolidated statement of changes in equity.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where the risks and rewards of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Newly adopted accounting pronouncements

In November 2015, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement Accounting Standard Update (“ASU”) 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. At April 1, 2017, the Group adopted ASU 2015-17 on a prospective basis and accordingly, presented all deferred tax assets and liabilities as noncurrent in the accompanying consolidated balance sheet as of March 31, 2018.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Group adopted this standard on April 1, 2017 and has elected to account for forfeitures by applying an estimated forfeiture rate to share-based compensation expense rather than as they occur. The adoption did not have impact on the Group’s financial position or results of operations.

Newly issued accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606).”ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

The Group expects to adopt ASU 2014-09 utilizing the modified retrospective method in the first quarter of fiscal year 2018. The Group has substantially completed an assessment of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.                                                                                      ACQUISITIONS

(1)                                 Acquisition of Beijing Bohui

On May 20, 2016, the Group acquired 100% equity interest of Beijing Bohui and Beijing Zhongpu Bohui (collectively, “Beijing Bohui”), which provide medical examination services, with cash consideration of $5,371. Acquisition-related costs were nil.

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

The operating results of the acquired business of Beijing Bohui have been included in the Group’s consolidated financial statements since the date of acquisition. Beijing Bohui contributed net revenue of $3,795 and $5,448, and net income of $1,382 and $1,810 to the Group’s consolidated statements of operations in the years ended March 31, 2017 and 2018, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.                             ACQUISITIONS - continued

(2)                                 Acquisition of IMHealthcare and its subsidiaries

On July 31, 2017, Shanghai Jianwei Management acquired 100% equity interest of IMHealthcare (Beijing) Technology Co., Ltd. (“IMHealthcare”) and its subsidiaries, which provides on-demand healthcare services, by exchanging the 35.06% of Shanghai Jianwei Management’s equity interests. The settlement was made on July 31, 2017 and the Group obtained control of the acquiree on July 31, 2017.

The transaction was accounted for as a business combination using the acquisition method of accounting. The purchase price of IMHealthcare was approximately $2,930 based on the valuation result. The allocation on the acquisition date was determined by management with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful lives

Net tangible assets:
Current assets	$508
Non-current assets	1,028
Current liabilities	(1,385)
Total	151

Intangible assets acquired:
Customer relationship	967	6.7 years
Trademark	238	Indefinite
Favorable Lease	4	1.4 years
Operating license	89	3.6 years
Goodwill	1,806
Deferred tax liability	(325)

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of IMHeathcare and its subsidiaries have been included in the Group’s consolidated financial statements since the date of acquisition. IMHeathcare and its subsidiaries contributed net revenue of $2,024, and net income of $101 to the Group’s consolidated statements of operations in the year ended March 31, 2018.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.                                                                                      ACQUISITIONS - continued

(3)                                 Pro forma information

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2016 and 2017 assuming that the acquisition of Beijing Bohui occurred as of April 1, 2015. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2016	2017
	(Unaudited)	(Unaudited)

Pro forma net revenue	$372,374	$435,550
Pro forma net income/(loss) attributable to common shareholders of iKang Healthcare Group, Inc.	$16,456	$(11,417)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2017 and 2018 assuming that the acquisition of IMHealthcare and its subsidiaries occurred as of April 1, 2016. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended March 31,
	2017	2018
	(Unaudited)	(Unaudited)

Pro forma net revenue	$435,318	$564,313
Pro forma net loss attributable to common shareholders of iKang Healthcare Group, Inc.	$(11,646)	$(17,296)

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31,
	2017	2018

Accounts receivable	$93,837	$172,401
Less: allowance for doubtful accounts	14,261	23,142
Accounts receivable, net	$79,576	$149,259

Movement of allowance for doubtful accounts is as follows:

	As of March 31,
	2016	2017	2018

Balance at beginning of year	$8,055	$14,329	$14,261
Charge to expenses	8,509	6,136	7,317
Write off	(1,822)	(5,170)	—
Exchange difference	(413)	(1,034)	1,564
Balance at end of year	$14,329	$14,261	$23,142

5.                                      INVENTORIES

Inventories consist of the following:

	As of March 31,
	2017	2018

Medical consumable supplies	$6,781	$9,261

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2017	2018

Advance to suppliers	$19,433	$28,366
Other receivable (1)	9,400	14,257
Staff advance	6,630	8,103
Prepaid rental expenses	8,744	8,454
Advance payments to acquisitions	3,322	4,524
Prepaid expenses (2)	2,067	2,974
Interest income receivable	140	261
	$49,736	$66,939

(1)                                 Other receivable mainly consist of VAT receivable and amounts receivable from independent third parties.

(2)                                 Prepaid expenses mainly consist of amounts paid for professional fees and advertisement fees for which the related services have not been provided.

7.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2017	2018

Medical equipment	$119,654	$144,685
Leasehold improvement	101,355	123,570
Computer equipment and application software	14,743	18,861
Furniture and fixtures	17,004	19,273
Motor vehicles	1,255	1,379
Construction in progress	195	242
Total cost	254,206	308,010
Less: accumulated depreciation and amortization	91,125	134,727
Property and equipment, net	$163,081	$173,283

Depreciation expenses charged to the consolidated statement of operations for the years ended March 31, 2016, 2017 and 2018 were $19,625, $27,560 and $34,972, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.                                      ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization, impairment and net carrying amount of the intangible assets are as follows:

	As of March 31,
	2017	2018

Acquired intangible assets not subject to amortization
Trade-name	$10,486	$11,721
Acquired intangible assets subject to amortization
Customer relationship	36,913	41,077
Operating licenses	5,371	5,942
Favorable lease contracts	1,733	1,886
Contract backlog	79	87
Non-compete agreements	451	446
	55,033	61,159
Less: accumulated amortization
Customer relationship	23,946	32,873
Operating licenses	3,277	3,988
Favorable lease contracts	1,043	1,350
Contract backlog	79	87
Non-compete agreements	451	446
Less: impairment	385	422
Intangible assets, net	$25,852	$21,993

Amortization expenses for the years ended March 31, 2016, 2017 and 2018 were $10,769, $9,853 and $7,210, respectively. Amortization expenses for the years ending March 31, 2019, 2020, 2021, 2022, 2023 and thereafter would be $4,784, $2,785, $1,024, $209, $142 and $839, respectively. No impairment loss was recognized on acquired intangible assets during the years ended March 31, 2016, 2017 and 2018, respectively. The change of impairment is caused by the exchange rate difference.

9.                                      LONG-TERM INVESTMENTS

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

	As of March 31,
	2017	2018

Cost method investments (1)	$46,724	$50,626
Equity method investments (2)	127,233	138,330
Available-for-sale investments (3)	6,801	7,860
	$180,758	$196,816

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

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

In September 2015, March 2016, and October 2016, the Group acquired minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares with cash consideration of $2,000, $993, $232 respectively. The Group accounts for these investments under the cost method as the Group has no ability to exercise significant influence over the investees.

In December 2017, the Group sold and disposed two early-stage subsidiaries to a related party, Ningbo Meishan Bonded Port Area Aiying Xingsheng Investment LLP (“Aiying Xingsheng Fund”). After the transaction, the Group held 1% equity interest of each of these two entities, which was accounted for using cost method and the carrying value was at $66 as of March 31, 2018.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

(2)                                 Equity method investments

In September 2015, the Group invested $10, 372 cash to acquire 21.8% equity interest of Shenzhen Topsky Jianxin Technology Co., Ltd. (“Topsky”). The transaction was closed in October 2015. The Group has two out of five representations on Topsky’s board of directors and has the ability to exercise significant influence over the operating and financial policies of Topsky. The Group accounted for this investment as equity method investment and recognized its share of loss of $931 and $315 for the years ended March 31, 2017 and 2018, respectively.

In December 2015, a share purchase agreement was signed by the Group and Worldcare International Inc., a worldwide medical institution providing innovative advisory services for various hospitals and medical organizations, pursuant to which the Group agreed to invest $4,032 cash to acquire 20% equity interest. The transaction was closed in January 2016. The Group accounted for this investment as equity method investment because the Group has one out of five representations on the investee’s board of directors and has the ability to exercise significant influence but does not have control over the investees. The Group accounted for this investment as equity method investment and recognized its share of loss of $246 and $142 for the years ended March 31, 2017 and 2018, respectively.

In February 2016, the Group completed a strategic investment in New China Life Insurance Health Investment Management Co., Ltd. (“NCI Health”), which was established by New China Life Insurance Co., Ltd. on December 13, 2012 and operates sixteen medical centers in 16 cities in China, with a total cash consideration of $119,363. After the investment, the Group holds 45% equity interest in NCI Health. The Group has two out of five representations on NCI Health’s board of directors and has the ability to exercise significant influence but does not have control over NCI Health and used the equity method to account for the investment. The Group recognized its share of loss of $7,985 and $1,536 for the years ended March 31, 2017 and 2018, respectively. NCI Health’s audited financial statements for the year ended December 31, 2017 are included in this annual report in accordance with Regulation S-X Rule 3-09.

In December 2017, the Group, together with three other parties, entered into partnership agreement to establish AVIC Partnership, a limited partnership, to invest in the healthcare section, with total registered capital amounted to $80,031 (equivalent to RMB502,000,000). Ligang Capital Investment (Shenzhen) Co. Ltd.(“Ligang Capital”), an entity owned by the Group’s founder, also invested in the partnership as one of the general partners. The Group subscribed $11,160 (equivalent to RMB70,000,000) as a junior limited partner, but had not made the capital contribution as of March 31, 2018.

The Group signed agreements with AVIC Partnership in December 2017 to sell 25% of its equity interest in NCI Health to AVIC Partnership for a total consideration of $ 65,321 (equivalent to RMB 425,000,000). The Company will purchase back the 25% equity interest in NCI Health in three years at the above purchase price plus interest at an annual rate of 10%. The above transaction did not have any impact over the Company’s voting right on NCI Health, and the Company still had the ability to exercise significant influence of NCI Health. The transaction was a financing arrangement and the Company continued to account for its investment in NCI Health as equity investment with 45% equity interest holdings in NCI Health for the year ended March 31, 2018. (Please refer to Note 13.a).

The Group purchased 40% equity interest of Beijing Minzhong Clinic Co., Ltd. (“Beijing MZ”) with a total cash consideration of $12,407. The transaction was closed in March 2016. The Group has one out of three representations on Beijing MZ’s board of directors and has the ability to exercise significant influence but does not have control over Beijing MZ and used the equity method to account for the investment. The Group recognized its share of loss of $385 and $455 for the years ended March 31, 2017 and 2018.

In August 2016, the Group invested 49% equity interest of Shanghai Changqingshu Health Management Co., Ltd. (“Changqingshu”) with a total cash consideration of $712. The transaction was closed in November 2016. The Group has two out of five representations on Changqingshu’s board of directors and has the ability to exercise significant influence over the operating and financial policies of Changqingshu but does not have control over Changqingshu and used the equity method to account for the investment. The Group did not recognize its share of income or loss for the years ended March 31, 2017 and 2018 as they were immaterial.

In December 2017, the Group invested $768 cash to acquire 9.96% equity interest of Aiying Xingsheng Fund, as a junior limited partner. Ligang Capital, an entity owned by the Group’s founder serves as one of the general partners of Aiying Xingsheng Fund. The other general partner of Aiying Xingsheng Fund is a related party of the preferred limited partner to Aiying Xingsheng Fund whom holds veto power on investment decisions made by the Investment Committee of Aiying Xingsheng Fund. The Group does not have control over Aiying Xingsheng Fund and used equity method to account for the investment. The Group did not recognize its share of loss for the year ended March 31, 2018 as it was immaterial.

In part of the investment on Aiying Xingsheng Fund, medical centers owned and operated by Aiying Xingsheng Fund will be transferred to the Group firstly or other third parties at tentative agreed price equals to its original costs plus an annual rate of 15% or the price then agreed by partners of Aiying Xingsheng Fund during the exit period.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

(2)                                 Equity method investments - continued

The Group summarizes the condensed financial information below for the Group’s equity method investments as a group in accordance with Rule 4-08 of Regulation S-X. The summarized financial information of the equity method investments were as follows:

	As of March 31,
	2017	2018

Current assets	$166,991	$179,377
Non-current assets	32,205	30,562
Current liabilities	35,167	39,094
Non-current liabilities	135	64

	For the years ended March 31,
	2016	2017	2018

Total revenues	$52,185	$56,253	$65,771
Gross profit	16,580	17,503	21,803
Loss from operations	(23,094)	(23,070)	(19,794)
Net loss	(23,181)	(22,657)	(5,399)

(3)                                 Available-for-sale investments

In June 2015, the Group acquired 20% equity interest in Shanghai Shenmin Medical Technology Company Limited, with a cash consideration of $1,897, which is a medical technology company incorporated under the laws of the PRC. The investment was classified as available-for-sale investments since it can be redeemed at the option of the Group once the redeemable events occurred and measured subsequently at fair value. The change in fair value are recorded in other comprehensive income. There was no unrealized gain or loss recognized for the years ended March 31, 2017 and 2018.

In June 2015, the Group invested $5,000 in China Medonline Inc. (“HDF”), a company engaged in providing on-line medical services, for 1% equity ownership interests on an as-converted basis. The investment was classified as available-for-sale investments since it can be redeemed at the option of the Group once the redeemable events occurred, and measured subsequently at fair value. $161 unrealized loss and $885 unrealized gain, net of tax, were recorded in other comprehensive income for the years ended March 31, 2017 and 2018, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.                               GOODWILL

The changes in carrying amounts of goodwill for the years ended March 31, 2017 and 2018 were as follows:

	As of March 31,
	2017	2018

Beginning balance	$134,239	$132,637
Additions for the year by acquisitions of
Beijing Bohui	4,777	—
IMHealthcare and its subsidiaries	—	1,806
Disposal for the year
Changchun iKang Guobin Jiachang General Clinic Co., Ltd. (“Changchun Jiachang”)	—	(399)
Impairment loss:	(25,400)	(25,400)
Exchange difference	(6,379)	9,351
Goodwill	$107,237	$117,995

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2017	2018

Accrued payroll and welfare	$13,391	$22,537
Acquisitions consideration payable (1)	6,436	5,719
Interest expense payable	13,116	8,633
Other taxes payable	4,209	7,378
Accrued rental expense	6,640	7,330
Accrued social insurance	3,650	4,018
Accrued professional fee	3,196	4,556
Accrued outsourcing cost	1,892	3,465
Dividend payable (2)	279	—
Other payables	6,469	12,950
	$59,278	$76,586

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(1)                                 A acquisitions consideration payable consists of remaining payables to sellers of the acquired business for the years ended March 31, 2017 and 2018, which were as follows:

	As of March 31,
	2017	2018

Beijing Tianzhikangjian	1,714	1,881
Xi’an iKang Guobin	2,626	1,196
Yantai Hongkang	718	748
Fujian iKang	—	461
Others (i)	1,378	1,433
	$6,436	$5,719

(i) Others consist of a number of individually insignificant acquisitions made in prior years.

(2)                                 As of March 31, 2017, the balance represents the dividend payable for the non-controlling interest shareholder of MediFast which is paid in fiscal year ended March 31, 2018.

12.                                                       SHORT-TERM BORROWINGS

	As of March 31,
	2017	2018

Bank borrowings (1)	$38,659	$58,373
Long-term loans due within one year (2)	72,640	138,077
	$111,299	$196,450

(1)         Bank borrowings

a.         In December 2015, iKang Holding entered into multiple two-year loan framework agreements with China Merchants Bank totaling RMB104,600,000 (equivalent to $15,198) to satisfy its daily operation needs. Each of the loans bear interest at a rate of 4.75% per annum. During fiscal years ended March 31, 2017 and 2018, the Group repaid RMB43,500,000 (equivalent to $6,249) and RMB61,100,000 (equivalent to $9,602). As of March 31, 2017 and 2018, the Group has RMB61,100,000 (equivalent to $8,877) and nil bank borrowings outstanding, respectively.

b.         In June 2016, iKang Holding entered into multiple two-year loan framework agreements with Industrial and Commercial Bank of China totaling RMB40,000,000 (equivalent to $5,811) to satisfy the daily operation needs. Each of the loan bears interest at a rate of 4.35%. During fiscal year ended March 31, 2018, the Group repaid RMB40,000,000 (equivalent to $6,377). As of March 31, 2017 and 2018, the Group has RMB40,000,000 (equivalent to $5,811) and nil bank borrowings outstanding, respectively.

c.          In September 2016, iKang Holding entered into a two-year loan framework agreements with China Merchants Bank totaling RMB15,000 ,000 (equivalent to $2,179) to satisfy the daily operation needs. The annual interest rate is 4.75%. During fiscal year ended March 31, 2018, the Group repaid RMB15,000,000 (equivalent to $2,391). The balance of this short-term borrowing were RMB15,000,000 (equivalent to $2,179) and nil as of March 31, 2017 and 2018, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.                                                       SHORT-TERM BORROWINGS - continued

(1)               Bank borrowings - continued

d.         In December 2016, iKang Holding entered into a two-year loan framework agreements with Industrial Bank Co., Ltd. totaling RMB100,000,000 (equivalent to $14,528) to satisfy the daily operation needs. The annual interest rate is 4.35%. During fiscal year ended March 31, 2018, the Group repaid RMB100,000,000 (equivalent to $15,942). As of March 31, 2017 and 2018, the Group has RMB100,000,000 (equivalent to $14,528) and nil bank borrowings outstanding, respectively.

e.          In December 2016, iKang Holding entered into a two-year loan framework agreements with Hongkong and Shanghai Banking Corporation Limited RMB50,000,000 (equivalent to $7,264) to satisfy the daily operation needs. The annual interest rate is 4.35%. During fiscal years ended March 31, 2017 and 2018, the Group repaid RMB20,00,000 (equivalent to $2,906) and RMB30,000,000 (equivalent to $4,783). As of March 31, 2017 and 2018, the Group has RMB30,000,000 (equivalent to $4,358) and nil bank borrowings outstanding, respectively.

f.           In March 2017, iKang Holding entered into a two-year loan framework agreements with Bank of China RMB20,000,000 (equivalent to $2,906) to satisfy the daily operation needs. The annual interest rate is 4.35%. During fiscal year ended March 31, 2018, the Group repaid RMB20,000,000 (equivalent to $3,188). As of March 31, 2017 and 2018, the Group has RMB20,000,000 (equivalent to $2,906) and nil bank borrowings outstanding, respectively.

g.          In June 2017, iKang Holding entered into a one-year loan framework agreement to obtain a short-term borrowing facility totaling RMB20,000,000 (equivalent to $3,188) with Industrial and Commercial Bank of China to satisfy the daily operation needs, of which RMB20,000,000 (equivalent to $3,188) was drawn down in June 2017. The loan bears interest at a rate of 4.35% per annum with a maturity date of June 15, 2018. As of March 31, 2018, the outstanding balance of this short-term borrowing was RMB20,000,000 (equivalent to $3,188).

h.         In April 2017, iKang Holding entered into a one-year loan framework agreement to obtain a short-term borrowing facility totaling RMB100,000,000 (equivalent to $15,942) with China Minsheng Bank to satisfy the daily operation needs, of which RMB47,055,000 (equivalent to $7,502) was drawn down in August 2017. The loan bears interest at a rate of 5.00% per annum with a maturity date on August 7, 2018. As of March 31, 2018, the outstanding balance of this short-term borrowing was RMB47,055,000 (equivalent to $7,502).

i.             In November 2017, iKang Holding entered into a one-year loan framework agreement of RMB100,000,000 (equivalent to $15,942) with Industrial Bank Co., Ltd. to satisfy the daily operation needs. The loan bears interest at a rate of 4.83% per annum with a maturity date on November 28, 2018. As of March 31, 2018, the balance of this short-term borrowing was RMB100,000,000 (equivalent to $15,942).

j.            In December 2017, iKang Holding entered into a one-year loan framework agreement to obtain a short-term borrowing facility totaling RMB30,000,000 (equivalent to $4,783) with the Hongkong and Shanghai Banking Corporation Limited to satisfy the daily operation needs, of which RMB29,100,000 (equivalent to $4,639) was drawn down in December 2017. The loan bears interest at a rate of 4.79% per annum with a maturity date on December 6, 2018. As of March 31, 2018, the outstanding balance of this short-term borrowing was RMB29,100,000 (equivalent to $4,639).

k.         In December 2017, iKang Holding entered into a one-year loan framework agreement to obtain a short-term borrowing facility totaling RMB200,000,000 (equivalent to $31,884) with China Merchants Bank to satisfy the daily operation needs, of which RMB100,000,000 (equivalent to $15,942) and RMB50,000,000 (equivalent to $7,972) were drawn down in December 2017 and January 2018, respectively. Both of the two loans bear interest at a rate of 4.57% per annum with a maturity date on June 5, 2018 and January 8, 2019, respectively. As of March 31, 2018, the outstanding balance of these short-term borrowings were RMB150,000,000 (equivalent to $23,914).

l.             In March 2018, iKang Holding entered into a one-year loan framework agreement of RMB20,000,000 (equivalent to $3,188) with Industrial Bank Co., Ltd. to satisfy the daily operation needs. The loan bears interest at a rate of 5.00% per annum with a maturity date on March 29, 2019. As of March 31, 2018, the balance of this short-term borrowing was RMB20,000,000 (equivalent to $3,188).

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.                               SHORT-TERM BORROWINGS - continued

(1)         Bank borrowings - continued

The above amount of short-term borrowing remained outstanding, which amounted to $38,659 and $58,373 as of March 31, 2017 and 2018, respectively.

Interest expense incurred for the years ended March 31, 2016, 2017 and 2018 was $1,734 and $1,725 and $2,517, respectively. The weighted average effective interest rate for the years ended March 31, 2016, 2017 and 2018 was 3.3%, 4.2% and 4.54%, respectively.

(2) Long-term loans due within one year

a.              In December 2015, iKang Holding entered into a series of agreements to issue long-term loans with principal amount totaling $203,393 (equivalent to RMB1,400,000,000) to four third-party investors (“bond holders”) with terms varying from eighteen months to thirty-six months.

The agreement stipulate that if the Group successfully completes the privatization before the maturity date of the long-term loans, and the bond holders decide to convert the loans into the future listing vehicle’s shares, no interest will be charged; however, if the bond holders decide not to convert, the interest rate will be at 5% or 8% (was originally 20%, amended to 8% subsequently in January 2017). Furthermore, if the privatization is not completed before the maturity date of the long-term loans, or the Group fails to put their best effort to facilitate the bond holder conversion of the loan into the future listing vehicle’s shares, the interest rate will be at 8% or 10% (was originally 5%, amended to 10% subsequently in December 2017). Interest rates of 8% and 10% were applied to accrue the interest expenses for above long-term loans for the year ended March 31, 2018, respectively.

Interest expense incurred for the years ended March 31, 2016, 2017 and 2018 was $2,869, $11,768 and $17,317, respectively. The effective interest rate for the year ended March 31, 2018 was 11.1%.

Loan amount of $29,056 (equivalent to RMB200, 000,000) was repaid in the year ended March 31, 2017, and $52,808 (equivalent to RMB350,000,000) was repaid during the year ended March 31, 2018. As of March 31, 2018, all the remaining outstanding loan amount of $135,510 (equivalent to RMB 850,000,000) was classified to short-term borrowings as the loans become due in three tranches in December 2018, January 2019 and March 2019, respectively.

b.              In November 2017, two of the Group’s wholly-owned subsidiaries entered into medical equipment sale-leaseback agreements as financial lease arrangement with Guiyang GYB Financial Leasing Co., Ltd.. Please refer to Note 13b for details.

As of March 31, 2018, the lease payment due within 1 year amounted to $2,567, which was included in short-term borrowings.

The carrying values of short-term borrowings approximate their fair values due to its short-term maturities.

13.                               LONG-TERM BORROWINGS

	As of March 31,
	2017	2018

Long-term loans	$101,697	$38,884
	$101,697	$38,884

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.                               LONG-TERM BORROWINGS - continued

a.              Based on the agreements signed with AVIC Partnership, cash consideration of $65,321 (equivalent to RMB425,000,000) was raised through the financing arrangement related to NCI Health. As of March 31, 2018, the Company received partial amount of $31,886 (equivalent to RMB200,000,000) from AVIC Partnership and recorded it as long-term borrowings. Please refer to Note 9 (2).

The effective interest rate for the year ended March 31, 2018 was 10.5%, and the interest expense incurred for the year ended March 31, 2018 was $199.

b.              In November 2017, two of the Group’s wholly-owned subsidiaries entered into medical equipment sale-leaseback agreements (the “Agreements”) with a third party, Guiyang GYB Financial Leasing Co., Ltd. (the “Lessor”). According to the Agreements:

•                  The Group sold certain medical equipment to the Lessor at cash proceeds of $9,565 (equivalent to RMB60,000,000) on November 27, 2017, and recognized a loss of $908 (equivalent to RMB6,004,400) as the carrying value of these medical equipment was less than the cash proceeds;

•                  The Group agreed to lease back these equipment in 45 months upon signing the Agreements;

•                  The principal amount will be paid semi-annually during the lease period;

•                  Interest expenses are accrued and paid to the Lessor on a quarterly basis, at effective interest rate of 6.65% per annum. The total interest expenses incurred for the year ended March 31, 2018 was $158;

•                  At the end of the lease term, the Group will repurchase this same equipment, at a bargain purchase price.

As of March 31, 2018, total amount of $6,998 was recorded as long-term borrowings, and $2,567 for the financing lease payment due within one year was classified as short-term borrowings.

The fair value of the long-term loans as of March 31, 2017 and 2018 was $101,697 and 38,884, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

According to “Catalogue of Industries Encouraged to Develop in the Western Region” announced by the State Administration of Taxation, Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (“iKang Chengdu Waishuangnan”), Chengdu Jinjiang iKang General Clinic Co., Ltd., Chengdu Gaoxin iKang West City, Chengdu Ommay, Chongqing Aibin Clinic Co., Ltd. (“iKang Chongqing”), iKang Chongqing Zhuoyue, Chongqing Aibin Xinkang Clinic Co., Ltd., iKang Yinchuan Ciming, Yinchuan Clinic, Guizhou Wishstar, Kaili iKang Guobin Medical Examination Management Co., Ltd., Bijie iKang Guobin Medical Examination Management Co., Ltd., Xi’an iKang Guobin, Xi’an Lianhu Yinglun, Xi’an Qujiang iKang Guobin Clinic Co., Ltd., Xi’an Weiyang iKang Guobin Clinic Co., Ltd., were recognized as “encouraged entities” by relevant PRC government authorities at various dates from calendar years 2014 to 2017, and entitled to a preferential tax rate of 15%. According to the application on preferential tax rate of these entities have been filed with the relevant local tax authorities, the above entities are qualified as encouraged entities and entitled to the preferential tax rate of 15% going forward.

Shenzhen iKang Guobin Puji Clinic Co., Ltd., iKang Shenzhen Luohu and Shenzhen iKang Guobin Xinglin Clinic Co., Ltd. are subject to individual income tax rate of 35% due to regulations set by the relevant local tax authorities.

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. iKang Health Cloud enjoyed the EIT tax benefit that began from June 2015. Preferential tax rate policy applied by iKang Health Cloud has been filed to the relevant local tax authorities before annual filing.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman, where the Company is incorporated, does not have a tax treaty with PRC.

Since January 1, 2008, the relevant local tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2013 to 2017 of the Group’s PRC subsidiaries and VIE entities, remain subject to tax audits as of December 31, 2017, at the relevant local tax authorities’ discretion.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are approximately $54,486 as of March 31, 2018. The undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2018.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $219,890 as of March 31, 2018. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Years ended March 31,
	2016	2017	2018

Current tax expenses	$13,778	$16,057	$21,150
Deferred tax benefits	(7,940)	(12,703)	(14,359)
Income tax expenses	$5,838	$3,354	$6,791

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

The principal components of the deferred income tax assets and liabilities are as follows:

The Group adopted ASU 2015-17 in the beginning of the current year, and the Group did not retrospectively apply the changes to prior year.

	As of March 31,
	2017	2018

Current deferred tax assets:
Accrued expenses	$3,218	$—
Accrued payroll	3,302	—
Allowance for doubtful accounts	3,278	—
Less: Valuation allowance	(163)	—
Current deferred tax assets	$9,635	$—

Non-current deferred tax assets:

Accrued expenses	$	$3,584
Accrued payroll	—	4,177
Allowance for doubtful accounts	—	5,885
Depreciation and amortization	322	53
Impairment of long-lived assets	44	36
Net operating tax loss carry-forwards	19,571	30,438
Less: Valuation allowance	(3,239)	(4,793)
Non-current deferred tax assets	$16,698	$39,380

	As of March 31,
	2017	2018

Non-current deferred tax liabilities:
Intangible assets	$7,229	$5,917
Non-current deferred tax liabilities	$7,229	$5,917

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

As of March 31, 2018, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had a tax loss carry-forward amounted to $111,189 and would expire on various dates between December 31, 2018 and December 31, 2023. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense of income taxes computed by applying the PRC tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended March 31,
	2016	2017	2018

Income before provision for income taxes and income/(loss) from equity method investments	$24,058	$357	$(7,437)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	6,015	89	(1,859)
Change in valuation allowance	(726)	1,500	1,391
Expenses not deductible for tax purposes	1,565	3,162	2,298
Effect of income tax rate difference for entities under individual income tax rate of 35%	714	295	496
Effect of income tax rate differences in other jurisdictions	968	2,072	10,685
Tax holidays and preferential tax rates	(2,698)	(3,764)	(6,220)
Income tax expenses	$5,838	$3,354	$6,791

The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2016, 2017 and 2018, respectively. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

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

On November 28, 2016, the Board of Directors of the Company unanimously approved the extension of its Rights Plan, formerly scheduled to expire on December 2, 2016, for another year, which ended on December 2, 2017.

39,648,485 common shares were authorized and 34,721,539 common shares were issued and outstanding as of March 31, 2017 and 2018 respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

16.                               NET INCOME (LOSS) PER SHARE

The calculation of net income (loss) per share is as follows:

	For the years ended March 31,
	2016	2017	2018

Numerator:
Net income/(loss) attributable to iKang Guobin Healthcare Group, Inc	$18,325	$(11,251)	$(17,309)
Net income/(loss) attributed to common shareholders for computing net income per common share- basic and diluted	18,325	$(11,251)	$(17,309)
Denominator:

Weighted average shares outstanding used in computing diluted net income per common share
Basic	33,583,005	34,060,579	34,295,160
Diluted	34,235,542	34,060,579	34,295,160

Net income/(loss) per common share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.55	$(0.33)	$(0.50)
Diluted	$0.54	$(0.33)	$(0.50)

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION

On February 26, 2013, the BOD made a resolution and approved to set up the 2013 February Plan to grant the maximum of 1,249,000 options to the Grantee. The 2013 February Plan shall be effective as of the date of its approval by the BOD. On February 27, 2017, 1,249,000 options were granted, among which 38,485 options were forfeited subsequently due to employee termination or resignation and back to the option pool.

On March 1, 2014, the BOD made a resolution and planned to set up the 2014 Plan to grant the maximum of 1,620,000 options to the management and employees. The 2014 Plan shall be effective as of the date of its approval by the BOD. Amended on June 30, 2014, the directors of the Company passed a resolution that among the 1,620,000 Class A common shares reserved for issuance, 810,000 Class A common shares with an exercise price of US$12.8902 per share may be granted and 810,000 Class A common shares with an exercise price equivalent to the offering price of the Company’s Class A common shares in its initial public offering (“IPO”). Additionally, the exercise price per share under an option granted to an U.S. citizenship shall not be less than the fair market value of a share - $32.92 on the date of grant of such Option. On December, 2016, the Compensation Committee passed a resolution to adjust the exercise price for all the 1,620,000 options under 2014 Plan to US$12.8902 per share.

The Group’s Board of Directors has approved the Company to grant various tranches of options to its management and consultants since its inception. Option grants for the years ended March 31, 2016, 2017 and 2018 are as the following:

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

On February 28, 2018, the Company granted 1,658,485 options with exercise price of $12.89 per share to the PRC citizen and $32.92 per share to the US citizen to certain of its management and employees, of which 1,571,884 options were vested and exercisable on the grant date, and the remaining 86,601 options have a vesting period varies from 1 month to 4 years.

The following table summarizes information regarding options granted:

	For the years ended March 31,
	2016			2017			2018
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding on April 1 of year	1,900,479	6.63	12.36	889,174	5.15	10.02	612,724	5.29	10.93
Granted	—	—	—	—	—	—	1,658,485	13.01	21.30
Exercised	(995,255)	7.97	14.29	(274,565)	4.83	7.89	(242,834)	5.46	10.44
Forfeited	(16,050)	5.38	22.25	(1,885)	5.19	23.93	(9,650)	5.51	20.50
Outstanding on March 31 of year	889,174	5.15	10.02	612,724	5.29	10.93	2,018,725	11.61	19.46

The following table summarizes information with respect to share options outstanding as of March 31, 2018:

	Option outstanding				Option exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average Exercise price per option	Aggregate intrinsic values as of March 31, 2018	Number exercisable	Weighted average Exercise price per option	Aggregate intrinsic values as of March 31, 2018
$5.13	343,990	4.98	$5.13	11,968	343,990	$5.13	11,968
$6.00	16,250	6.01	$6.00	544	16,250	$6.00	544
$12.89	1,648,485	9.92	$12.89	44,525	1,561,884	$12.89	42,186
$32.92	10,000	9.92	$32.92	70	10,000	$32.92	70
	2,018,725			$57,107	1,932,124		$54,768

There were 1,932,124 vested options, and 86,601 options expected to vest as of March 31, 2018. For options expected to vest, the weighted-average exercise price is $12.89 and aggregate intrinsic value is $2,339 as of March 31, 2018.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.                             SHARE-BASED COMPENSATION - continued

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
December 31, 2010	4.67%	10 years	40.90%	—	5.13
June 8, 2011	1.11%	2.39 years	42.00%	—	0.01
February 17, 2012	2.99%	10 years	41.00%	—	5.13
March 18, 2013	2.15%	10 years	40.00%	—	5.13-6.00
September 12, 2013	3.22%	10 years	38.20%	—	6.00
February 27, 2014	3.24%	10 years	38.09%	—	5.13-6.00
August 1, 2014	3.09%	10 years	40.00%	—	16.18
October 28, 2014	3.09%	10 years	45.38%	—	5.13-6.00
February 27, 2015	3.33%	10 years	58.87%	—	5.13
February 28, 2018	3.61%	10 years	38.00%	—	12.89-32.92

(1)                                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options for the options granted on and before February 27, 2015.

Risk-free interest rate was estimated based on the market yield of US Treasury Active Curves with 10 years maturity as of valuation date plus China country risk premium for the options granted on February 28, 2018.

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

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

The Group recorded share-based compensation of $1,949 ,$1,941 and $34,822 during the years ended March 31, 2016, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2018, total unrecognized compensation expense relating to unvested share options was $1,710, which will be recognized in one year. The weighted-average remaining contractual term of options outstanding is 5.67 years.

18.                               FAIR VALUE MEASUREMENTS

(1)                                 Measured on a recurring basis

The following table summarizes the fair value of the Group’s financial assets and liabilities measured at recurring basis as of March 31, 2017 and 2018:

	As of March 31, 2017 Fair Value Measurements at the Reporting Date Using				As of March 31, 2018 Fair Value Measurements at the Reporting Date Using
	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance
Long-term investments
Available-for-sale investments	—	—	6,801	6,801	—	—	7,860	7,860
Contingent consideration	—	—	2,626	2,626	—	—	1,196	1,196
Long-term borrowings	—	—	101,697	101,697	—	—	38,884	38,884
Total	$—	$—	$111,124	$111,124	$—	$—	$47,940	$47,940

(2)                                 Measured at fair value on a non-recurring basis

Goodwill, acquired intangible assets, long-lived assets, equity method investments and cost method investments are measured at fair value on a non-recurring basis or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value.

The fair value for these assets are considered at level 3 because the Group used unobservable inputs to determine their fair values. The Group estimated the fair value of these investee companies, goodwill and acquired intangible assets based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

The Group did not recognize any impairment loss related to goodwill, acquired intangible assets, equity method investments and cost method investments for the years ended March 31, 2016, 2017 and 2018.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

19.                               RELATED PARTY BALANCES AND TRANSACTIONS

	As of March 31,
	2017	2018
Amount due from related parties	$4,538	7,019
Amount due to related parties-current	—	3,692

Amount due from related parties represents non-interest bearing loans provided by the Group to the non-controlling shareholders of a subsidiary of the Group. In the fiscal year ended March 31, 2018, the Group received repayment of $140 from the related parties. As of March 31, 2018, the balance due from these related parties was $4,831.

In December 2017, the Group disposed two subsidiaries - Changchun Jiachang and Changchun Kuancheng District iKang Guobin General Clinic Co., Ltd. (“Changchun Kuancheng”) to a related party, Aiying Xingsheng Fund. The Group had inter-company transactions with these two entities before they were disposed by the Group to Aiying Xingsheng Fund. As of March 31, 2018, the balance due from these two related parties was $2,188, and the balance due to these two related parties was $3,692. Please refer to Note 9 for details.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.                               NONCONTROLLING INTEREST

	iKang	WA	iKang		Shenzhen	Jianwei								China
	Zhejiang	Health	Shanghai	Fujian	Hospital	Healthcare	Beijing		iKang	Beijing	Yinchuan	Shandong	Xi’an	Physician	Guizhou	Wuhu	Wuxi	Zhenjiang	Ningbo
	BVI	care	Gubei	iKang	Management	Management	Jiandatong	MediFast	Changzhou	Tianzhikangjian	Ciming	Ciming	iKang	alliance	winstar	iKang	iKang	iKang	iKang	Total

Balance at March 31, 2015	$260	$5,330	$1,034	$617	$(52)	$68	$94	$1,553	$314	$—	$—	$	$—	$—	$—	$—	$—			$9,218
Additional purchase of non-controlling interest	—	—	(486)	—	—	—	—	—	—	(1,178)	—	—	—	—	—	—	—	—	—	(1,664)
Addition of non-controlling interest in connection with acquisitions	—	—	—	—	—	—	—	—	—	5,050	1,613	2,416	3,242	—	4,446	—	—	—	—	16,767
Addition of non-controlling interest in connection with capital injection	—	—	—	—	—	—	—	—	—	—	—	—	457	—	—	—	—	—	—	457
Addition of non-controlling interest in connection with new establishments	—	—	—	—	—	—	—	—	—	—	—	—	—	551	—	182	—	—	—	733
Dividend distribution to non-controlling interest holders	—	—	(557)	—	—	—	—	(57)	—	—	—	—	—	—	—	—	—	—	—	(614)
Share of profit (loss)	158	(453)	9	61	(789)	(162)	(27)	257	52	(495)	241	(399)	(199)	(39)	4	(56)	—	—	—	(1,837)
Other comprehensive income	—	(199)	—	(28)	13	—	(3)	—	(16)	(211)	(69)	(91)	20	7	90	3	—	—	—	(484)

Balance at March 31, 2016	$418	$4,678	$—	$650	$(828)	$(94)	$64	$1,753	$350	$3,166	$1,785	$1,926	$3,520	$519	$4,540	$129	$—	—	—	$22,576
Purchase of non-controlling interest of Shenzhen Hospital Management	—	—	—	—	906	—	—	—	—	—	—	—	—	—	—	—	—	—	—	906
Addition of non-controlling interest in connection with establishments of Wuxi iKang	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130	—	—	130
Dividend distribution to non-controlling interest holders of MediFast	—	—	—	—	—	—	—	(983)	—	—	—	—	—	—	—	—	—	—	—	(983)
Share of profit (loss)	176	(957)	—	62	(69)	(177)	(28)	419	236	(97)	154	(295)	(85)	(67)	(366)	(56)	(143)	—	—	(1,293)
Other comprehensive income	(10)	(293)	—	(43)	(9)	10	(3)	(3)	(31)	(203)	(118)	(120)	(219)	(31)	(288)	(7)	—	—	—	(1,368)
Balance at March 31, 2017	$584	$3,428	$—	$669	$—	$(261)	$33	$1,186	$555	$2,866	$1,821	$1,511	$3,216	$421	$3,886	$66	$(13)	—	—	$19,968
Capital contribution from non-controlling interest of Zhenjiang iKang	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	909	—	909
Purchase of non-controlling interest of Fujian iKang	—	—	—	(630)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(630)
Addition of non-controlling interest of IMHealthcare and its subsidiaries (1)	—	—	—	—	—	1,444	—	—	—	—	—	—	—	—	—	—	—	—	—	1,444
Capital contribution through other assets relating to non-controlling interest of Ningbo iKang (2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	461	461
Dividend distribution to non-controlling interest holder of iKang Yinchuan Ciming & Yinchuan Clinic	—	—	—	—	—	—	—	—	—	—	(605)	—	—	—	—	—	—	—	—	(605)
Share of profit (loss)	(4)	(516)	—	(59)	—	43	(49)	354	165	654	543	(543)	55	(43)	389	23	(169)	(263)	53	633
Other comprehensive income	—	255	—	20	—	69	(1)	(13)	70	328	208	131	312	39	451	15	(6)	38	22	1,938
Balance at March 31, 2018	$580	$3,167	—	—	—	1,295	$(17)	$1,527	$790	$3,848	$1,967	$1,099	$3,583	$417	$4,726	$104	$(188)	$684	$536	$24,118

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.                               NONCONTROLLING INTEREST — continued

(1)         On July 31, 2017, the Group acquired 100% equity interest of IMHealthcare and its subsidiaries (“IMHealthcare”) through Shanghai Jianwei Management. As part of the consideration, 35.06% of Shanghai Jianwei Management’s equity interests were exchanged with IMHealthcare’s original shareholders for this transaction, resulting in non-controlling interest in Shanghai Jianwei Management. The non-controlling interest in Shanghai Jianwei Management is amounted at $1,444 as of March 31, 2018.

(2)         Non-controlling shareholders of Ningbo iKang made a prepayment of capital injection $461 in Ningbo iKang during the year ended March 31, 2016. As the business registration as shareholders for non-controlling interest of Ningbo iKang was only completed in current year, resulting in an increase in non-controlling interest as of March 31, 2018.

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

	For the years ended March 31,
	2016	2017	2018

Net revenues:
Medical examinations and other medical services	$364,635	$427,065	$546,610
Dental services	6,177	8,648	17,322
Total net revenues	370,812	435,713	563,932

Cost of revenues:
Medical examinations and other medical services	206,034	253,147	308,064
Dental services	4,875	8,987	17,592
Total cost of revenues	210,909	262,134	325,656

Gross profit:
Medical examinations and other medical services	158,601	173,918	238,546
Dental services	1,302	(339)	(270)
Total gross profit	159,903	173,579	238,276

Operating expenses:
Selling and marketing expenses	64,763	74,304	96,594
General and administrative expenses	65,422	82,783	126,255
Research and development expenses	3,716	3,194	3,055
Total operating expenses	133,901	160,281	225,904
Income from operations	$26,002	$13,298	$12,372

Components of net revenues are presented in the following table:

	For the years ended March 31,
	2016	2017	2018

Medical examinations	$308,053	$360,365	$451,005
Disease screening	27,092	34,951	55,233
Other services	29,490	31,749	40,372
Medical examinations and other medical services	364,635	427,065	546,610
Dental services	6,177	8,648	17,322
Total	$370,812	$435,713	$563,932

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

21.          SEGMENT INFORMATION - continued

Substantially all of the Group’s revenues for the years ended March 31, 2016, 2017 and 2018 were generated from the PRC entities. Substantially all of the Group’s long-lived assets are located in the PRC as of March 31, 2017 and 2018.

22.                               COMMITMENTS AND CONTINGENCIES

Commitments

(1)                                 Operating lease as lessee

The Group leases its clinics and offices under non-cancelable operating lease agreements. These leases expire through 2036 and are renewable upon negotiation. Rental expenses under the operating leases for the years ended March 31, 2016, 2017 and 2018 were $51,719, $67,250 and $74,695, respectively.

Future minimum lease payments under such leases as of March 31, 2018 were as follows:

2019	$75,466
2020	68,424
2021	60,701
2022	52,628
2023	46,853
After 2023	112,752
$416,824

(2)                                 Future minimum principal payments related to the Company’s short-term and long-term borrowings as of March 31, 2018 are as follows (see Note 12 and Note 13):

2019	$196,450
2020	2,567
2021	34,453
2022	1,864
2023	—
After 2023	—
$235,334

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

22.                               COMMITMENTS AND CONTINGENCIES - continued

(3)                                 The Group entered into agreements with certain suppliers of reagent and agreed to purchase a minimum level of reagent in order to enjoy volume discounts.

Future minimum purchases to such suppliers as of March 31, 2018 are as follows:

2019	$7,936
2020	5,944
2021	4,406
2022	1,941
2023	345
After 2023	15
$20,587

Contingent liabilities

The Group is subject to governmental supervision and regulations by the relevant PRC regulatory authorities including the Ministry of Health, the Ministry of Industry and Information Technology of the PRC, and other relevant government authorities. Each of the Group’s medical centers is required to obtain a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. If the Group fails to obtain such licenses or to amend the medical institution practicing licenses for the forgoing medical centers or other competent PRC regulatory authorities consider that the Group is operating the relevant businesses in an illegal manner, the Group may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties.

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

23.                               EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on relevant percentages of the employees’ salaries. The total provisions for such employee benefits were $16,342, $21,503 and $25,378 for the years ended March 31, 2016, 2017 and 2018, respectively.

IKANG HEALTHCARE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(In thousands of US dollars, except share and per share data, or otherwise noted)

24.                               STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of March 31, 2018, the Group’s PRC subsidiaries and VIE entities had a general reserve that reached 50% of their registered capital threshold included Beijing iKang Guobin Jiuxianqiao Clinic Co., Ltd., iKang Beijing Xuanwumen, iKang Beijing Yayun, iKang Health Cloud, iKang Shanghai ikang Road, iKang Shanghai Lujiazui, Yan’an West Road, iKang Guangzhou Huanshi, iKang Chengdu Waishuangnan, iKang Chengdu Hongzhaobi, iKang Chongqing, and iKang Fuzhou Gulou; all others will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $3,130, $3,232 and $3,635 for the years ended March 31, 2016, 2017 and 2018, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $263,634 as of March 31, 2018.

As the restricted net assets of the Group’s subsidiaries and VIE entities were over 25% of the consolidated net assets of the Group as of March 31, 2018, the parent company’s financial statements are presented in Schedule I.

25.                               SUBSEQUENT EVENTS

On May 30, 2018, the Company filed the Schedule 13E-3 under Rule 13e-3 for a “going private transaction” in connection with the definitive merger agreement entered into on March 26, 2018 with Yunfeng Capital (“Yunfeng”) and Alibaba Group Holding Limited (“Alibaba”) (collectively, the “Sponsors”). The agreement stipulates the Sponsors will acquire all of the outstanding Class A common shares (“Class A Shares”), Class C common shares (together with Class A Shares, the “Shares”) and American depositary shares (“ADSs,” each representing ½ of a Class A Share) of the Company in an all-cash transaction for $20.00 per ADS or $40.00 per Share. The merger agreement was amended on May 29, 2018 to include Taobao China Holding Limited, Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P. and Boyu Capital Fund III, L.P. as the final sponsors for the transaction.

In July 2018, the Group obtained a one-year loan framework agreement for a short-term borrowing facility totalling RMB200,000,000 (equivalent to $31,886) with Shanghai Pudong Development Bank Shanghai Branch to satisfy its daily operation needs, of which RMB48,960,000 (equivalent to $7,805) was drawn down in August 2018. The loan bears interest at a rate of 5% per annum with maturity dates in August 2019.

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of US dollars, except share and per share data)

	As of March 31,
	2017	2018

ASSETS
Current assets:
Cash and cash equivalents	$2,041	$1,910
Amounts due from related parties	154,046	152,627
Prepaid expenses and other current assets	643	591
Total current assets	$156,730	$155,128

Investment in subsidiaries and VIE entities	156,123	199,954
Rental deposit and other non-current assets	1,740	2,282
TOTAL ASSETS	$314,593	$357,364

LIABILITIES AND EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	$1,769	$1,657
Amount due to related parties	387	—
Total current liabilities	$2,156	$1,657

Equity:
Class A common shares ($0.01 par value; 37,648,485 shares authorized as of March 31, 2017 and 2018, 33,916,439 and issued and outstanding as of March 31, 2017 and 2018, respectively)	339	339
Class C common shares ($0.01 par value; 2,000,000 shares authorized as of March 31, 2017 and 2018, 805,100 shares issued and outstanding as of March 31, 2017 and 2018)	8	8
Additional paid-in capital	436,649	472,677
Accumulated deficit	(97,937)	(115,246)
Accumulated other comprehensive loss	(26,622)	(2,071)
Total iKang Healthcare Group, Inc.’s equity	312,437	355,707
TOTAL LIABILITIES AND EQUITY	$314,593	$357,364

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share data)

	For the years ended March 31
	2016	2017	2018

Operating expenses:
General and administrative expenses	5,000	8,015	38,620
Total operating expenses	5,000	8,015	38,620

Interest income	24	89	121
Interest expense	(2)	—	—
Investment income	—	—	1,800
Exchange gain	—	—	878
Equity in income/(loss) of subsidiaries and VIE entities	23,303	(3,325)	18,512
Income/(loss) before provision for income tax expenses	18,325	(11,251)	(17,309)
Net income/(loss)	$18,325	$(11,251)	$(17,309)

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share and per share data)

	For the years ended March 31,
	2016	2017	2018

Net income/(loss)	$18,325	$(11,251)	$(17,309)

Other comprehensive income/(loss)
Foreign currency translation adjustments	(11,703)	(18,884)	23,666
Unrealized gain/(loss) of available-for-sale investments, net of taxes of $47, $40 and $221 for the years ended March 31, 2016, 2017 and 2018, respectively	186	(161)	885
Comprehensive income/(loss) attributable to iKang Healthcare Group, Inc.	$6,808	$(30,296)	$7,242

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US dollars, except share and per share data)

	Common				Accumulated other	Total
	Comprehensive		Additional	Accumulated	comprehensive	shareholders’
	Shares	Amount	paid-in capital	deficit	income(loss)	equity

Balance at March 31, 2015	34,361,539	$343	$419,862	$(105,011)	$3,936	$319,130
Share-based compensation expenses	—	—	1,949	—	—	1,949
Exercise of employee share options	—	—	8,035	—	—	8,035
Settlement of acquisition payable of Shanghai Huajian Management	—	—	7,202	—	4	7,206
Additional purchase of non-controlling interest of iKang Shanghai Gubei	—	—	(302)	—	—	(302)
Net income	—	—	—	18,325	—	18,325
Foreign currency translation adjustments	—	—	—	—	(11,703)	(11,703)
Unrealized gain on available-for-sale investments	—	—	—	—	186	186
Balance at March 31, 2016	34,361,539	$343	$436,746	$(86,686)	$(7,577)	$342,826
Share-based compensation expenses	—	—	1,941	—	—	1,941
Exercise of employee share options	—	—	1,324	—	—	1,324
Issuance of common shares, to option pool, in connection with share-based compensation arrangements	350,000	4	—	—	—	4
Issuance of common shares in connection with exercise of options	10,000	—	—	—	—	—
Purchase of non-controlling interest of Shenzhen Hospital Management	—	—	(3,362)	—	—	(3,362)
Net loss	—	—	—	(11,251)	—	(11,251)
Foreign currency translation adjustments	—	—	—	—	(18,884)	(18,884)
Unrealized loss on available-for-sale investments	—	—	—	—	(161)	(161)
Balance at March 31, 2017	34,721,539	$347	$436,649	$(97,937)	$(26,622)	$312,437
Share-based compensation expenses			34,822			34,822
Exercise of share based compensation	—	—	1,324	—	—	1,324
Purchase of non-controlling interest of Fujian iKang	—	—	(1,872)	—	—	(1,872)
Acquisition in connection with IMHealthcare (Beijing) Technology Co., Ltd.	—	—	2,326	—	—	2,326
Return of capital of Weihai Ciming Clinic & Weihai Ciming	—	—	(572)	—	—	(572)
Net loss	—			(17,309)		(17,309)
Foreign currency translation adjustments	—	—	—	—	23,666	23,666
Unrealized loss on available-for-sale investments	—				885	885
Balance at March 31, 2018	34,721,539	$347	$472,677	$(115,246)	$(2,071)	$355,707

IKANG HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data)

	For the years ended March 31,
	2016	2017	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$18,325	$(11,251)	$(17,309)
Adjustments to reconcile net income to net cash used in operating activities:
Investment income/(loss) from subsidiaries	(23,303)	3,325	(18,512)
Share based compensation expenses	1,949	1,941	34,822
Changes in assets and liabilities:
Prepaid expenses and other current assets	775	71	(490)
Amount due from related parties	(27,675)	522	148
Accrued expenses and other current liabilities	(494)	114	(114)
Net cash used in operating activities	(30,423)	(5,278)	(1,455)

CASH FLOW FROM INVESTING ACTIVITIES:
Return of prepayment for long-term investment	—	4,000	—
Payment for long-term investments	(24,500)	—	—
Investment in subsidiaries	(6,000)	—	—
Payment for loan receivable	(1,000)	—	—
Net cash (used in)/provided by investing activities	(31,500)	4,000	—

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options	8,035	1,324	1,324
Net cash provided by financing activities	8,035	1,324	1,324
Net increase/(decrease) in cash and cash equivalents	(53,888)	46	(131)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	55,883	1,995	2,041
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$1,995	$2,041	$1,910

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

The condensed financial information is provided since the restricted net assets of the Group’s subsidiaries and VIE entities were over 25% of the consolidated net assets of the Group as of March 31, 2018.

2.                                      INVESTMENTS IN SUBSIDIARIES

The Parent Company, its subsidiaries and VIE entities were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.

For the purpose of the Parent Company’s stand-alone financial information, its investments in subsidiaries and VIE entities are reported using the equity method of accounting. The Parent Company’s share of income/(loss) from its subsidiaries and VIE entities were reported as share of income/(loss) of subsidiaries and VIE entities in the accompanying Parent Company’s financial information.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF IKANG HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated financial statements of New China Life Insurance Health Investment Management Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”), as of December 31, 2016 and 2017, which comprise the consolidated balance sheets as of December 31, 2016 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the eleven months ended December 31, 2016 and for the year ended December 31,2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of their operations and their cash flows for the eleven months December 31, 2016 and for the year ended December 31,2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

August 10, 2018

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2016 RMB￥	As of December 31, 2017 RMB￥	As of December 31, 2017 USD$(Note 2)
Assets

Current assets
Cash and cash equivalents	54,152,929	51,860,468	7,970,808
Accounts receivable, net of allowance for doubtful accounts of RMB 391,078 and RMB 612,809 as of December 31, 2016 and December 31, 2017	21,591,178	29,735,425	4,570,251
Available-for-sale investments	909,704,783	834,748,103	128,298,434
Inventories	6,037,292	8,977,894	1,379,878
Prepaid expenses and other current assets	28,029,734	22,841,169	3,510,623
Amounts due from related parties	4,493,408	5,239,002	805,220
Deferred tax assets-current	544,000	—	—
Total current assets	1,024,553,324	953,402,061	146,535,214

Non-current assets
Property and equipment, net	191,892,147	215,671,165	33,148,051
Rental deposit and other non-current assets	5,984,100	5,849,863	899,107
Deferred tax assets — non-current	10,107,677	20,436,976	3,141,106
Total assets	1,232,537,248	1,195,360,065	183,723,478

Liabilities and equity

Current liabilities
Accounts payable	18,794,032	20,731,094	3,186,311
Accrued expenses and other current liabilities	84,475,205	100,856,277	15,501,326
Advance from customers	47,099,906	64,683,206	9,941,626
Amounts due to related parties	8,071,994	19,073,110	2,931,483
Total current liabilities	158,441,137	205,343,687	31,560,746

Non-current liabilities
Deferred tax liabilities	1,447,006	1,056,809	162,429
Total liabilities	159,888,143	206,400,496	31,723,175
Commitments (Note 12)
Shareholder’s Equity
Paid-in capital	1,126,692,889	1,126,692,889	173,169,526
Additional paid-in capital	348,307,111	348,307,111	53,533,823
Statutory reserves	3,454	48,314	7,426
Accumulated deficits	(406,695,366)	(489,259,173)	(75,197,758)
Accumulated other comprehensive income	4,341,017	3,170,428	487,286
Total shareholders’ equity	1,072,649,105	988,959,569	152,000,303
Total liabilities and shareholders’ equity	1,232,537,248	1,195,360,065	183,723,478

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Eleven months ended December 31, 2016 RMB￥	Year ended December 31, 2017 RMB￥	Year ended December 31, 2017 USD$(Note 2)

Net revenues	210,684,363	229,631,252	35,293,677
Cost of revenues	168,631,829	179,870,209	27,645,545
Gross profit	42,052,534	49,761,043	7,648,132

Operating expenses
General and administrative expenses	109,012,267	107,611,412	16,539,571
Selling and marketing expenses	66,905,571	72,768,817	11,184,362
Total operating expenses	175,917,838	180,380,229	27,723,933
Loss from operations	(133,865,304)	(130,619,186)	(20,075,801)
Investment income	19,943,952	37,281,956	5,730,132
Interest income	889,709	244,824	37,629
Interest expense	(31)	—	—
Other income and expense	32,576	788,160	121,138
Loss before income tax	(112,999,098)	(92,304,246)	(14,186,902)
Income tax benefit	10,651,677	9,785,299	1,503,973

Net loss	(102,347,421)	(82,518,947)	(12,682,929)
Other comprehensive income
Unrealized gain (loss) on available-for-sale investments (net of tax of RMB 1,447,006 and RMB 1,056,809 for the eleven months ended December 31, 2016 and the year ended December 31, 2017)	4,341,017	(1,170,589)	(179,916)
Comprehensive loss	(98,006,404)	(83,689,536)	(12,862,845)

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Additional			Accumulated other	Total
	Paid-in	paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Amounts	capital	reserves	deficits	income	equity

Balance at February 1, 2016	1,126,692,889	315,318,911	3,454	(304,347,945)	—	1,137,667,309
Capital contribution from shareholders	—	32,988,200	—	—	—	32,988,200
Loss for the eleven months ended December 31, 2016	—	—	—	(102,347,421)	—	(102,347,421)
Change on unrealized available-for-sale investments (net of tax of RMB1,447,006 for the eleven months ended December 31, 2016)	—	—	—	—	4,341,017	4,341,017
Balance at December 31, 2016	1,126,692,889	348,307,111	3,454	(406,695,366)	4,341,017	1,072,649,105

Loss for the year ended December 31, 2017	—	—	—	(82,518,947)	—	(82,518,947)
Provision for statutory reserve	—	—	44,860	(44,860)	—	—
Change on unrealized available-for-sale investments (net of tax of RMB1,056,809 for the year ended December 31, 2017)	—	—	—	—	(1,170,589)	(1,170,589)
Balance at December 31, 2017	1,126,692,889	348,307,111	48,314	(489,259,173)	3,170,428	988,959,569

Balance at December 31, 2017 (US$) (Note 2)	173,169,526	53,533,823	7,426	(75,197,758)	487,286	152,000,303

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Eleven months ended December 31, 2016 RMB￥	Year ended December 31, 2017 RMB￥	Year ended December 31, 2017 USD$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(102,347,421)	(82,518,947)	(12,682,930)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	31,311,025	35,551,333	5,464,140
Loss on disposal of property and equipment	391,958	—	—
Allowance for doubtful accounts	339,302	221,731	34,079
Changes in assets and liabilities:
Increase in accounts receivable	(12,629,646)	(8,365,978)	(1,285,827)
Decrease (Increase) in amount due from related parties	3,771,734	(745,594)	(114,596)
Decrease in other receivables	6,567,192	5,188,565	797,468
Increase in inventories	(552,931)	(2,940,602)	(451,963)
Decrease in accounts payable	16,597,554	1,937,062	297,720
Increase (Decrease) in amount due to related parties	(604,143)	11,001,116	1,690,841
Increase in other payables	8,183,156	16,381,072	2,517,725
Increase in deferred tax assets	(10,651,677)	(9,785,299)	(1,503,973)
Increase in deferred revenue	17,022,972	17,583,300	2,702,504
Decrease in other non-current assets	(391,478)	(255,960)	(39,340)
Net cash used in operating activities	(42,992,403)	(16,748,201)	(2,574,152)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchases of property and equipment	(41,195,421)	(59,330,351)	(9,118,908)
Redemption of available-for-sale investments	2,576,763,211	1,371,786,091	210,839,662
Purchase of available for sales investments	(3,430,000,000)	(1,298,000,000)	(199,498,947)
Net cash (used in) provided by investing activities	(894,432,210)	14,455,740	2,221,807

CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease in cash and cash equivalents	(937,424,613)	(2,292,461)	(352,345)
Cash and cash equivalents at the beginning of eleven months ended December 31,2016 and the year ended December 31, 2017	991,577,542	54,152,929	8,323,153
Cash and cash equivalents at the end of the eleven months ended December 31, 2016 and the year ended December 31, 2017	54,152,929	51,860,468	7,970,808

The accompanying notes are an integral part of these consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

New China Life Insurance Health Investment Management Co., Ltd. (the “Company”), was founded in People’s Republic of China on December 12, 2012 by New China Life Insurance Company Ltd (“New China Life Insurance”). On January 21, 2016, the Company entered into a capital contribution agreement with iKang Healthcare Group, Inc. (“iKang”) and ShenZhen  LaiMengPuChang .(“Laimeng Puchang”) Investment Management Co., Ltd. After the capital contribution was completed in February 2017, New China Life Insurance owns 45% equity interest, iKang Healthcare Group, Inc. owns 45% equity interest and ShenZhen LaiMeng PuChang Investment Management Co., Ltd. owns 10% equity interest of the Company. In December 2017, iKang sold 25% of its equity interest of the Company to AVIC Partnership with the terms that iKang will purchase back the equity interest in three years and the voting right over the Company was kept by iKang.

The Company and its subsidiaries (collectively, the “Group”) are primarily engaged in providing medical examination services in the People’s Republic of China (the “PRC”).

At December 31, 2017, the Company’s subsidiaries were as follows:

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

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

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

Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows from Renminbi (“RMB”) into United States dollars (“U.S. dollar”) as of and for the year ended December 31, 2017 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.5063, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board of United States on December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, the useful lives and impairment of property and equipment, income tax and fair value of available-for-sale investments.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

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

The Group decides to write off a receivable and the corresponding provision when it determines when events indicate that there is remote chance that accounts receivable can be collected, such as liquidation of a customer or termination of business cooperation.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, accounts receivable, available-for-sale investments, amount due from related parties, accounts payable, amount due to related parties; and their carrying values approximate their fair values due to short-term nature. Available-for-sale investments are reported at fair value, which is discussed in Note 10.

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

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and available-for-sale investments. All of the Group’s cash and cash equivalents and available-for-sale investments are denominated in RMB and are held by financial institutions located within the PRC. The Group places its cash and cash equivalents and available-for-sale investments with the financial institutions with high-credit ratings and quality.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

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

Inventories

Inventories are medical consumable supplies and are stated at the lower of cost or net realizable value. Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories.  The Group did not record any write-down of inventories for the eleven months ended December 31, 2016 and year ended December 31, 2017.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	5-10 years
Office equipment and others	5-8 years
Medical equipment	6 years
Motor vehicles	5-12 years
Leasehold improvement	Shorter of useful life of the asset or the lease term

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

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

Available-for-sale investments

Available-for-sale investments consisted of financial products issued by financial institutions. The Group recorded these financial products as available-for-sale investments and unrealized gains and losses arising from the revaluation of available-for-sale investments are included, net of income taxes, in equity as accumulated other comprehensive income. Realized gains and losses on sales of investments are determined using the specific identification method for financial products and are included in investment income in the statement of operations and comprehensive loss.

Revenue recognition

The Group recognizes revenues when persuasive evidence of an arrangement exists, service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured.

The Group offers medical examination services and renders such services at the request of its customers. The Group recognizes revenue at the point when medical services are provided. Revenue was stated net of business tax and related surcharges. The Group recorded RMB 615,002 business tax and related surcharges for the eleven months ended December 31, 2016, and RMB 250,533 VAT related surcharges for the year ended December 31, 2017.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

On March 23, 2016, State Administration of Taxation launched Cai Shui [2016] No.36 (“Circular 36”), which take effect starting in May 1st, 2016. In accordance with Circular 36, entities and individuals engaged in sales of services, intangible assets or real property within the territory of the People’s Republic of China are value-added taxpayers, and shall pay value-added tax (“VAT”) rather than business tax (“BT”) according to these Measures.

Pursuant to Circular 36, VAT exemption applies to medical services where all of the following conditions are satisfied: (1) The medical institutions have obtained the Practice License for Medical Institutions in accordance with the Administrative Regulations on Medical Institutions of the State Council; (2) Medical services include the services which are listed in the Specifications for Pricing Items of National Medical Services; and (3) The price of medical services shall not be higher than the guiding prices for medical services set by competent price departments at or above the prefecture (city) level. In accordance with Circular 36, the Group’s medical services are eligible for the aforesaid tax exemption conditions.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including primarily salaries and welfare paid to physicians, nurses, purchase of medical consumable for the associated clinics.

Research and development costs

Research and development costs consist primarily of the compensation and related costs for employees associated with the development of data management and online enterprise finance function platform services and are expensed as incurred. Total research and development cost amounts to RMB 7,072,098 and RMB 5,087,269, which has been recorded in general and administrative expenses account for the eleven months ended December 31, 2016 and the year ended December 31, 2017, respectively.

Operating leases

Leases, including leases of offices and servers, where substantially all the risks and rewards of ownership of the assets remain with the lessor, are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease terms.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The income tax rate of the Group is 25%, and is based the taxable profit for the year. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements adopted

In October 2016, the FASB issued a new pronouncement, ASU 2016-17, which amends the guidance in U.S. GAAP on related parties that are under common control. Specifically, the new ASU requires that a single decision maker consider indirect interests held by related parties under common control on a proportionate basis in a manner consistent with its evaluation of indirect interests held through other related parties. That is, the single decision maker does not consider indirect interests held through related parties as equivalent to direct interests in determining whether it meets the economics criterion to be a primary beneficiary. The ASU does not change the need for a single decision that has determined that it individually does not meet the criterion to be a primary beneficiary to then evaluate whether the related-party group meets these conditions and, if so, to determine whether the single decision maker is the party most closely associated with the variable interest entity in the related-party group. For non-public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal 3 years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The adoption of this guidance does not have any material impact to its consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For non-public companies, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Board also decided to permit earlier application by all entities as of the beginning of any interim or annual reporting period. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The company has adjusted its presentation of financial statements and correspondent disclosure, no other material impact has noted for the adoption of the ASU.

Newly issued accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying Performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. Non-public entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The new revenue guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Newly issued accounting pronouncements not yet adopted - continued

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. For all other entities, including not-for-profit entities and employee benefit plans within the scope of ASC 960 through ASC 965 on plan accounting, the amendments in the ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

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

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Non-public business entities should apply the amendments in this ASU for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early application of the amendments in this ASU is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

3.                                     CASH AND CASH EQUIVALENTS

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB

Cash in bank	54,145,310	51,856,107
Cash on hand	7,619	4,361
	54,152,929	51,860,468

4.                                      ACCOUNTS RECEIVABLE

The accounts receivable is net of allowance for doubtful accounts, as of December 31, 2016 and December 31, 2017 are as follows:

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB

Accounts receivable	21,982,256	30,348,234
Less: allowance for doubtful accounts	391,078	612,809
Accounts receivable, net	21,591,178	29,735,425

5.                                      INVENTORIES

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB

Medical consumable supplies, no provision made	6,037,292	8,977,894

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB

Advance to suppliers	25,048,414	20,307,082
Other receivables	2,981,320	2,534,087
	28,029,734	22,841,169

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

7.                                      PROPERTY AND EQUIPMENT

Property and equipment consists of:

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB

Medical equipment	93,642,729	126,047,185
Computer equipment and application software	28,077,196	37,285,460
Office equipment and others	11,834,784	12,566,414
Motor vehicles	3,490,455	4,002,614
Leasehold improvement	113,154,728	154,797,431
	250,199,892	334,699,104
Less: accumulated depreciation	85,639,606	121,190,939
	164,560,286	213,508,165
Construction in progress	27,331,861	2,163,000
Property and equipment, net	191,892,147	215,671,165

Depreciation expenses for the eleven months ended December 31, 2016 and year ended December 31, 2017 were RMB 31,311,025 and RMB 35,551,333, respectively.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

8.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB

Payroll payables	40,282,546	40,738,842
Accrued rental expense	34,325,440	47,667,950
Other tax payables	1,098,562	1,749,247
Other payables	8,768,657	10,700,238
Total	84,475,205	100,856,277

9.                                      INCOME TAX

The Enterprise Income Tax Law (the “New EIT Law”), effective on January 1, 2008, adopted a unified income tax rate of 25%.  The Company was subject to the income tax rate of 25% for the eleven months ended December 31, 2016 and the year ended December 31, 2017.

Income tax benefit consist of the following:

	Eleven months ended	Year ended
	December 31,	December 31,
	2016	2017
	RMB	RMB
Income tax benefit:
-Current income tax expense	—	—
-Deferred income tax benefit	10,651,677	9,785,299

Total	10,651,677	9,785,299

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

9.                                      INCOME TAX - continued

The significant components of the Company’s deferred tax assets were as follows:

	As of	As of
	December 31,	December 31,
	2016	2017
	RMB	RMB

Deferred tax assets

Current
Advertising fee	42,502	—
Employee education funds	12,205	—
Allowance for doubtful accounts	97,769	—
Accrued expenses	940,561	—
Less: valuation allowance	549,037	—
Current deferred tax assets	544,000	—

Non-current
Advertising fee	—	34,712
Employee education funds	—	9,356
Bad debt provision	—	153,202
Accrued expenses	—	7,115,660
Net operating losses carry forwards	103,300,630	118,509,413
Less: valuation allowance	93,192,953	105,385,367
Non-current deferred tax assets	10,107,677	20,436,976

Deferred tax liabilities

Current
Unrealized gain on available-for-sale investments	1,447,006	1,056,809

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

As of December 31, 2017, the Company had a tax loss carry-forward amounted to RMB 484,940,261 and would expire on various dates between December 31, 2018 and December 31, 2022. The Company does not file combined or consolidated tax returns. Valuation allowance is considered on each individual subsidiary and legal entity basis.  Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

10.                               FAIR VALUE MEASUREMENT

Recurring fair value measurements

The Group measured short-term investments at fair value on a recurring basis which are classified within Level 2 of the fair value hierarchy because they are valued based on the quoted market prices for similar assets or liabilities in an active market.

As of December 31, 2017, available-for-sale investments recorded in short-term investments included certain financial products from financial institutions with and without specified maturity dates. Those investments were measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of	As of
	December 31,	December 31,
	2016	2017
	RMB	RMB

Available-for-sale investments	909,704,783	834,748,103

Nonrecurring fair value measurements

The Group’s assets and liabilities are also subject to nonrecurring fair value measurements. Generally, assets are recorded at fair value on nonrecurring basis as a result of impairment charges. The Group did not record any impairment charges to assets measured at fair value on a nonrecurring basis during the years ended December 31, 2016 and 2017, respectively.

11.                               RELATED PARTY TRANSACTIONS AND BALANCES

Name of related party	Relationship

New China Life Insurance	45% - Interest Owner
iKang Healthcare Group, Inc.	45% - Interest Owner

(1)                                 The Group provides medical examination services to the general public as well as corporate customers which include companies controlled by New China Life Insurance and iKang Healthcare Group, Inc. Revenue generated from services provided to the related parties totaled at RMB 30,491,235 and RMB 16,154.627 for the eleven months ended December 31, 2016 and the year ended December 31, 2017, respectively.

(2)                                 The significant balances between the Group and its related parties are as follows:

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

11.                               RELATED PARTY TRANSACTIONS AND BALANCES - continued

	As of	As of
	December 31,	December 31,
	2016	2017
	RMB	RMB

Amounts due from related parties	4,493,408	5,239,002
Amounts due to related parties	8,071,994	19,073,110

Details of those significant related parties balances provided in the table above are as follows:

(a) Amounts due from related parties

Amounts due from related parties are made up by the amounts due from companies controlled by New China Life Insurance and iKang Healthcare Group, Inc., representing accounts receivable of medical examination fee.

(b) Amounts due to related parties

Amounts due to related parties are made up by amounts due to companies controlled by New China Life representing advance from customers of medical examination fee and other payment.

12.                               COMMITMENTS

Non-cancelable operating lease commitments

The Group leases offices and servers under non-cancelable operating leases agreement.  Rental expenses under operating leases for the year ended December 31, 2017 was RMB 70,757,591.

Future minimum lease payments under non-cancelable operating leases agreements as of December 31, 2017 are as follows:

Amount
Year 2018	60,205,276
Year 2019	59,639,657
Year 2020	65,824,417
Year 2021	74,111,075
Year 2022	76,900,019
After Year 2022	96,680,125
433,360,569

NEW CHINA LIFE INSURANCE HEALTH INVESTMENT MANAGEMENT CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2016 AND THE YEAR ENDED DECEMBER 31, 2017

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

The appropriation to these reserves by the Group’s PRC subsidiaries was RMB 3,454 and RMB 48,314 for eleven months ended December 31, 2016 and year ended December 31, 2017, respectively.

14.                               SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date of December 31, 2017 through August 10, 2018, which is the date the audited consolidated financial statements were available to be issued, and noted no significant subsequent events except for the following:

1. Equity transfer of NCI (Beijing) Rehabilitation Hospital Co., Ltd. (“Rehabilitation Hospital”)

On March 8, 2018, the Company and Rehabilitation Hospital, a subsidiary of the Company, signed into an equity transfer agreement with New China Life Insurance (“NCLI”), a non-controlling shareholder of the Company, where NCLI purchased 100% equity interest of Rehabilitation Hospital for cash.

On March 16, 2018, the closing condition of which business registration change for the transfer of Rehabilitation Hospital was completed.